As confidentially filed with the Securities and Exchange Commission on August 12, 2026.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission.
All information herein remains strictly confidential.

File No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_______________________

IPFX PUBCO, INC.

(Exact name of registrant as specified in its charter)

_______________________

For Co-Registrants, see “Table of Co-Registrants” on the following page.

Delaware	6770	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1680 Michigan Avenue Suite 700 #1031
Miami Beach, FL 33139
(212) 295-5830

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

_______________________

Kevin Shannon
Chief Executive Officer
1680 Michigan Avenue Suite 700 #1031
Miami Beach, FL 33139
(212) 295-5830

(Name, address, including zip code and telephone number, including area code, of agent for service)

_______________________

Copies to:

Joel L. Rubinstein Jeff Gilson Russell E. Deutsch White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Tel: (212) 819-8200	Lynwood E. Reinhardt Jr. Liz M. Graffeo Jocelyne E. Kelly Reed Smith LLP 2850 N. Harwood Street, Suite 1500 Dallas, TX 75201 Tel: (469) 680-4200

_______________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after (i) this registration statement is declared effective and (ii) upon completion of the applicable transactions described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: ☐

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant and Co-Registrant hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant and Co-Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, IPFX PubCo, Inc. and Quantum Space, LLC, the co-registrants (the “Co-Registrants”) of this Confidential Draft Registration Statement on Form S-4 (the “Registration Statement”), omitting certain financial information that is otherwise required by Regulation S-X but that the Co-Registrants reasonably believe will not be required to be included in the Registration Statement at the time of the contemplated offering. The Co-Registrants intend to amend the Registration Statement to include all financial information required by Regulation S-X, at or before the date such amended Registration Statement is publicly filed.

TABLE OF CO-REGISTRANTS

Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Quantum Space, LLC	Delaware	3761	86-3964714

____________

(1)      The Co-Registrant has the following principal executive office:

Quantum Space, LLC.
801 Thompson Avenue
Rockville, MD 20852

(2)      The agent for service for the Co-Registrant is:

Jim Bridenstine
Chief Executive Officer
Quantum Space, LLC.
801 Thompson Avenue
Rockville, MD 20852

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION DATED [•], 2026

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
INFLECTION POINT ACQUISITION CORP. VI
(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR UP TO [•] SHARES OF COMMON STOCK,
[•] SHARES OF SERIES A PREFERRED STOCK,

[•] WARRANTS TO PURCHASE UP TO [•] SHARES OF COMMON STOCK, SERIES A PREFERRED INVESTOR WARRANTS TO PURCHASE
UP TO [•] SHARES OF COMMON STOCK,

OF
IPFX PUBCO, INC.

On June 7, 2026, the board of directors (the “Inflection Point Board”) of Inflection Point Acquisition Corp. VI, a Cayman Islands exempted company (“Inflection Point”), unanimously approved the Business Combination Agreement, dated as of June 8, 2026 (the “Signing Date”), by and among Inflection Point, IPFX PubCo, Inc., a Delaware corporation and direct, wholly owned subsidiary of Inflection Point (“PubCo”), IPFX Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of PubCo (“Merger Sub”) and Quantum Space, LLC, a Delaware limited liability company (referred to herein prior to the Business Combination, as “Quantum Space” and subsequent to the Business Combination, as “Quantum Space OpCo”) (as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which, among other things and subject to the terms and conditions therein: (1) Inflection Point will change its jurisdiction of incorporation by deregistering from the Register of Companies in the Cayman Islands as a Cayman Islands exempted company by way of continuation out of the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication,” and Inflection Point after the Domestication, “Post-Domestication Inflection Point”), (2) following the Domestication, Merger Sub will merge with and into Post-Domestication Inflection Point, with Post-Domestication Inflection Point surviving the merger as a wholly-owned subsidiary of PubCo (the “Merger”), (3) Quantum Space will complete a recapitalization whereby all outstanding equity securities of Quantum Space, other than the Series B convertible preferred units of Quantum Space (the “Pre-Funded Preferred Units”) and the warrants (the “Pre-Funded Warrants”) to purchase common units of Quantum Space issued to the Pre-Funded PIPE Investors (as defined below) in the Series B Investment (as defined below), will be converted or exchanged into common units of Quantum Space (the “Quantum Space Common Units”) and (4) the other transactions contemplated by the Business Combination Agreement and documents related thereto will be consummated, resulting in a combined company whereby Quantum Space OpCo will become a subsidiary of Post-Domestication Inflection Point, in an umbrella partnership C corporation (“Up-C”) structure, in which substantially all of the assets and the business of the combined company will be held by Quantum Space OpCo and its subsidiaries (such transactions, together with the Merger and the Domestication, the “Business Combination” and the closing of the Business Combination, the “Closing”). In connection with the Business Combination, PubCo will change its name to “Quantum Space, Inc.” (such company after the Closing, “New Quantum Space”). A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, including approval of Inflection Point’s shareholders, (a) immediately prior to the Domestication, pursuant to that certain Sponsor Support Agreement, dated as of June 8, 2026 (the “Sponsor Support Agreement”), by and among Inflection Point, Quantum Space, Inflection Point Holdings VI LLC, a Delaware limited liability company (the “Sponsor”), and Inflection Point Fund I, LP, a Delaware limited partnership (“Inflection Point Fund”), the holders of the Class B ordinary shares of Inflection Point, par value $0.0001 per share (each, a “Founder Share” or “Inflection Point Class B Share,” and the holders, the “Inflection Point Class B Shareholders”), will elect to convert each Founder Share, on a one-for-one basis, into a Class A ordinary share of Inflection Point, par value $0.0001 per share (each, an “Inflection Point Class A Share” and together with the Founder Shares, the “Inflection Point Ordinary Shares”) (the “Sponsor Share Conversion”); (b) in connection with the Domestication, (i) each of the then issued and outstanding Inflection Point Class A Shares will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of Post-Domestication Inflection Point (the “Post-Domestication Inflection Point Common Stock”); (ii) each then issued and outstanding warrant to purchase one Inflection Point Class A Share (“Inflection Point Warrants”)

will convert automatically into a warrant to purchase one share of Post-Domestication Inflection Point Common Stock (each warrant, a “Post-Domestication Warrant”); and (iii) each of the then issued and outstanding units of Inflection Point consisting of one Inflection Point Class A Share and one-third of one Inflection Point Warrant (the “Inflection Point Units”) shall be cancelled and will thereafter entitle the holder thereof to one share of Post-Domestication Inflection Point Common Stock and one-third (1/3rd) of one Post-Domestication Warrant.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, immediately prior to the effective time of the Merger (the “Effective Time”):

(1)    each share of Post-Domestication Inflection Point Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares owned by Post-Domestication Inflection Point, PubCo or Merger Sub) shall automatically be cancelled and extinguished and converted into the right to receive one share of Class A-1 common stock of PubCo (the “New Quantum Space Class A-1 Common Stock”), following which all such shares of Post-Domestication Inflection Point Common Stock shall cease to be outstanding and shall cease to exist;

(2)    each Post-Domestication Warrant issued and outstanding immediately prior to the Effective Time shall automatically be assumed by PubCo and shall thereafter constitute a warrant to acquire one share of New Quantum Space Class A-1 Common Stock (each a “New Quantum Space Warrant”), on substantially the same terms and conditions as the Post-Domestication Warrants and the outstanding warrants of Inflection Point;

(3)    any shares of Post-Domestication Inflection Point Common Stock or other capital stock of Post-Domestication Inflection Point that are owned, immediately prior to the Effective Time, by Post-Domestication Inflection Point (including as treasury shares), PubCo or Merger Sub shall automatically be cancelled, retired and cease to exist, without any conversion thereof or payment therefor; and

(4)    each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into one validly issued, fully paid and non-assessable share of common stock of Post-Domestication Inflection Point (as the surviving corporation in the Merger), which shares shall, immediately following the Effective Time, constitute the only outstanding shares of capital stock of Post-Domestication Inflection Point and shall be held by PubCo, with the result that Post-Domestication Inflection Point shall continue as the surviving corporation in the Merger and as a direct, wholly owned subsidiary of PubCo.

In connection with the transactions contemplated by the Business Combination Agreement, on the Signing Date, Quantum Space entered into certain securities purchase agreements (the “Pre-Funded SPAs”), with certain accredited investors named therein, including Inflection Point Fund, (collectively, the “Pre-Funded Investors”). Pursuant to the Pre-Funded SPAs, the Pre-Funded Investors agreed, among other things, to purchase, and Quantum Space issued and sold, an aggregate of 5,882,352 Pre-Funded Preferred Units and Pre-Funded Warrants to purchase 5,882,352 Quantum Space Common Units, at an initial exercise price of $12.00 per unit, substantially concurrently with the execution and delivery of the Business Combination Agreement for an aggregate purchase price of approximately $60 million (the “Pre-Funded Investment”).

Pursuant to the Business Combination Agreement, the aggregate consideration (the “Aggregate Consideration”) to be paid to the holders of securities of Quantum Space (the “Quantum Space Equity Holders”) (other than the holders of the Pre-Funded Preferred Units and the Pre-Funded Warrants in respect of those securities) in respect of the transactions contemplated by the Business Combination, a number of Quantum Space Common Units and shares of New Quantum Space Class A Common Stock equal, in the aggregate, to the quotient of (a) $600,000,000, divided by (b) the per-share redemption price applicable to an Inflection Point Class A Share elected to be redeemed, as calculated in accordance with the Investment Management Trust Agreement dated as of March 26, 2026, by and between Inflection Point and Continental Stock Transfer & Trust Company, and Inflection Point’s amended and restated memorandum and articles of association. For the avoidance of doubt, the paired non-economic voting shares of Class B-1 common stock of PubCo (the “New Quantum Space Class B-1 Common Stock”) and Class B-2 common stock of PubCo (the “New Quantum Space Class B-2 Common Stock”) purchased by Up-C Sellers (as defined in the Business Combination Agreement) shall not constitute Aggregate Consideration.

The consideration to be paid in, or in connection with, the Business Combination to each holder of a Pre-Funded Preferred Unit (the “Pre-Funded Preferred Unit Consideration”) shall be a number of shares of PubCo’s 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”) equal to the quotient of (i) the aggregate Series B preference amount of such holder’s Pre-Funded Preferred Units, divided by (ii) $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Preferred Units (with respect to the Pre-Funded Preferred Units sold pursuant to the Pre-Funded SPAs).

Each Pre-Funded Investor that elects to do so will contribute its Pre-Funded Warrant(s) to PubCo in exchange for warrants to purchase a number of shares of New Quantum Space Common Stock (“New Quantum Space Series A Warrants”).

Immediately prior to the Closing, Quantum Space will effectuate a recapitalization (the “Recapitalization”), pursuant to which, among other things, all outstanding equity securities of Quantum Space, other than the Pre-Funded Preferred Units and the Pre-Funded Warrant issued to the Pre-Funded Investors in the Pre-Funded Investment, will be converted or exchanged into common units of Quantum Space (the “Quantum Space Common Units”), as set forth in the Seventh Amended and Restated Limited Liability Company Operating Agreement of Quantum Space, the result of which, among other things, will be that the Sellers (as defined in the Business Combination Agreement) will collectively hold Quantum Space Common Units as of immediately prior to the Closing.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, at the Effective Time:

(1)    each Seller (as defined in the Business Combination Agreement) will contribute, assign, transfer, convey and deliver to PubCo all or a portion of such Seller’s Quantum Space Common Units (as set forth in the Exchange Schedule (as defined in the Business Combination Agreement)), in exchange for shares of New Quantum Space Class A-1 Common Stock or Class A-2 common stock of PubCo (the “New Quantum Space Class A-2 Common Stock”), as applicable, on a one-for-one basis (the “Seller Contributions”). Each Seller identified as a “Direct PubCo Seller” will contribute all of its Quantum Space Common Units to PubCo, while each Seller identified as an “Up-C Seller” will contribute only the scheduled portion of its Quantum Space Common Units and retain the balance;

(2)    simultaneously with the Seller Contributions, each Pre-Funded Investor will contribute all of such holder’s Pre-Funded Preferred Units to PubCo in exchange for the Pre-Funded Preferred Unit Consideration (the “Preferred Contributions”);

(3)    simultaneously with the Seller Contributions and the Preferred Contributions, each Pre-Funded Investor that elects to do so will contribute its Pre-Funded Warrant(s) to PubCo in exchange for New Quantum Space Series A Warrants (the “Warrant Contributions”); and

(4)    simultaneously with, or immediately following, the Seller Contributions, the Preferred Contributions and the Warrant Contributions, each Closing PIPE Investor (as defined below) will purchase, and PubCo will issue and sell to such Closing PIPE Investor, Series A Preferred Stock and New Quantum Space Series A Warrants subscribed for by such PIPE Investor in accordance with the applicable Series A SPA (as defined below) (the “Closing PIPE Investment”).

This proxy statement/prospectus covers (A) [•] shares of New Quantum Space Class A-1 Common Stock that are to be issued or may be issuable (including (i) up to [•] shares of New Quantum Space Class A-1 Common Stock upon the conversion of Inflection Point Ordinary Shares (ii) up to [•] shares of New Quantum Space Class A-1 Common Stock as consideration for the Seller Contributions, (iii) up to [•] shares of New Quantum Space Class A-1 Common Stock issuable upon the conversion of shares of Series A Preferred Stock issued as consideration in the Business Combination to the holders of Pre-Funded Preferred Units (assuming, solely for this purpose, a $[•] conversion price and taking into account accrued payment-in-kind dividends on the Pre-Funded Preferred Units through [•], 2026, which amount represents a good-faith estimate of the maximum amount of shares of New Quantum Space Class A-1 Common Stock that may become issuable upon conversion of such shares of Series A Preferred Stock) and (iv) up to [•] shares of New Quantum Space Class A-1 Common Stock issuable upon the exercise of New Quantum Space Series A Warrants issued as consideration in the Business Combination to the holders of Pre-Funded Warrants (assuming, solely for this purpose, a $[•] exercise price, which amount represents a good-faith estimate of the maximum amount of shares of New Quantum Space Class A-1 Common Stock that may become issuable upon exercise of such New

Quantum Space Series A Warrants, (B) up to [•] shares of Series A Preferred Stock to be issued as consideration in the Pre-Funded Investment to the holders of Pre-Funded Preferred Units (taking into account accrued payment-in-kind dividends through [•], 2026), (C) New Quantum Space Series A Warrants initially exercisable for up to [•] shares of New Quantum Space Class A-1 Common Stock to be issued as consideration in the Business Combination to the holders of Pre-Funded Warrants, (D) [•] New Quantum Space Warrants upon the conversion of Post-Domestication Warrants and (E) [•] shares of New Quantum Space Class A-1 Common Stock issuable upon exercise of the New Quantum Space Warrants.

The obligations of Inflection Point and Quantum Space to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions, including without limitation the following mutual conditions applicable to each Party: (i) each Required Regulatory Approval (as defined in the Business Combination Agreement) shall have been obtained, made or completed and shall be in full force and effect, and any applicable waiting period (and any extension thereof) under any applicable antitrust law or any foreign-investment-review, national-security, export controls and sanctions, or sensitive-technology authority shall have expired or been terminated; (ii) the adoption and/or approval, as applicable, by Inflection Point’s shareholders of the Purchaser Shareholder Approvals (as defined in the Business Combination Agreement, “Inflection Point Shareholder Approval”); (iii) no adverse law or order then in effect prevents or prohibits consummation of the Business Combination; (iv) the Registration Statement becoming effective under the Securities Act of 1933, as amended (the “Securities Act”), and remaining effective as of the Closing, with no stop order or similar order suspending its effectiveness; (v) approval of the listing of the New Quantum Space Class A-1 Common Stock on Nasdaq, subject to certain conditions and exceptions as described in the Business Combination Agreement; and (vi) the Amended and Restated Certificate of Incorporation of PubCo shall have been duly filed with the Secretary of State of the State of Delaware and the PubCo Bylaws (as defined in the Business Combination Agreement) shall have been duly adopted, in each case in full force and effect as of the Closing.

The Inflection Point Units, Inflection Point Class A Shares and Inflection Point Warrants (collectively, the “Public Securities”) are currently listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “IPFXU,” “IPFX” and “IPFXW,” respectively. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the New Quantum Space Common Stock issued as consideration must be conditionally approved for listing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the New Quantum Space Common Stock, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the New Quantum Space Common Stock and the New Quantum Space Warrants are intended to be listed, subject to Nasdaq approval, under the proposed symbols “QSPC” and “QSPCW,” respectively. It is important for you to know that, at the time of Inflection Point’s extraordinary general meeting, the parties may not have received from Nasdaq either confirmation of the listing of the New Quantum Space Common Stock or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the New Quantum Space Common Stock would not be listed on any nationally recognized securities exchange.

In connection with Inflection Point’s initial public offering consummated on March 30, 2026 (the “IPO”), the Sponsor, and Inflection Point’s directors and executive officers entered into a letter agreement to vote their Inflection Point Ordinary Shares in favor of the Business Combination Proposal (as defined herein). Further, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Support Agreement, pursuant to which the Sponsor agreed to vote their shares in favor of all proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned approximately 25.0% of the total outstanding Inflection Point Ordinary Shares.

There are no agreements, arrangements, or understandings between the Sponsor and Inflection Point, its officers, directors, or affiliates with respect to determining whether to proceed with the Business Combination or any other initial business combination.

Material Financing Transactions

Simultaneously with the consummation of the IPO, the Sponsor purchased 5,000,000 Inflection Point Warrants (the “Private Placement Warrants”) in a private placement, at a price of $1.00 per warrant, generating total proceeds of $5,000,000.

Since the IPO, there has not been any material financing of Inflection Point. However, if necessary, in order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination, the Sponsor, or certain of Inflection Point’s officers and directors or their affiliates, may, but are not obligated to, loan funds to Inflection Point as may be required. If Inflection Point completes the Business Combination or another initial business combination, it would repay such loaned amounts. In the event that the Business Combination or another initial business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such working capital loans may be convertible into additional Private Placement Warrants at a price of $1.00 per warrant at the option of the lender. As of August 11, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus, no working capital loans have been made to Inflection Point.

In connection with the transactions contemplated by the Business Combination Agreement, on the Signing Date, PubCo, Quantum Space and certain accredited investors named therein (the “Closing PIPE Investors”) entered into Securities Purchase Agreements (the “Series A SPAs”). Pursuant to the Series A SPAs, the Closing PIPE Investors agreed, among other things, to purchase, at Closing, an aggregate of (i) 19,999,994 shares of Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”) and (ii) New Quantum Space Series A Warrants to purchase an aggregate of 19,999,994 shares of New Quantum Space Class A-1 Common Stock, for an aggregate purchase price of $240 million (the “Closing PIPE Investment”). Each share of Series A Preferred Stock will have a stated value of $12.00 (the “Stated Value”).

Compensation of the Sponsor and its Affiliates

Set forth below is a summary of the amount of compensation and securities received, to be received or that may be received by the Sponsor, its affiliates and Inflection Point’s directors, officers and their affiliates in connection with the Business Combination and related transactions. All of Inflection Point’s officers and directors, in addition to certain third-party investors, are members of the Sponsor and therefore have an indirect interest in the amount of compensation received by and securities issued to the Sponsor, and in the consideration paid or to be paid by the Sponsor, in connection with the Business Combination or any related financing transaction.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Sponsor	8,433,333 shares of New Quantum Space Class A-1 Common Stock upon conversion of 8,433,333 Inflection Point Class A Shares.	$25,000.
	5,000,000 New Quantum Space Warrants upon the conversion of the 5,000,000 Private Placement Warrants.	$5,000,000.
Inflection Point Fund

Number of New Quantum Space Series A Preferred Stock equal to the quotient of (i) the aggregate Series B preference amount of Inflection Point Fund’s Pre-Funded Preferred Units, divided by (ii) $12.00 (approximately [•] shares of Series A Preferred Stock taking into account accrued payment-in-kind dividends through [•], 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued payment-in-kind dividends after such date). Inflection Point Fund may elect to contribute its Pre-Funded Warrants to New Quantum Space in exchange for New Quantum Space Preferred Investor Warrants.

		Exchange of Pre-Funded Preferred Units and Pre-Funded Warrants, which Pre-Funded Preferred Units and Pre-Funded Warrants were acquired for an aggregate purchase price of $32.5 million.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
	4,815,833, or approximately 57.1%, of the Founder Shares and 4,300,000, or 86%, of the Private Placement Warrants held by the Sponsor.	$4,300,000 for the Private Placement Warrants.
Sponsor, Officers and Directors	Consulting, success or finder fees in connection with the consummation of our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.
	Salary or fee in an amount that constitutes a market standard for comparable transactions in connection with our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.

See “Questions and Answers — What is the effective purchase price attributed to the New Quantum Space Class A-1 Common Stock to be received by the Public Shareholders, the Sponsor, and the Quantum Space stockholders at Closing?”

As of the date of this proxy statement/prospectus, no compensation of any kind, including finder’s and consulting fees, have been paid to the Sponsor, Inflection Point Fund, members of our management team, or any of their affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, Inflection Point may pay consulting, success or finder fees to these entities or individuals, or their respective affiliates in connection with the consummation of the Business Combination, and Inflection Point may engage the Sponsor or an affiliate of the Sponsor as an advisor or otherwise in connection with the Business Combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions. Except as set out in the immediately preceding sentence, as of the date of this proxy statement/prospectus, no terms for any such arrangements have been determined and no written agreements exist with respect to such arrangements. Additionally, these entities or individuals may be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed. The reimbursement of expenses and advances and the securities issued to the Sponsor and Inflection Point Fund may result in a material dilution of the equity interests of non-redeeming Public Shareholders. See “Summary of the Proxy Statement/Prospectus — Dilution,” “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” and “Information About Inflection Point — Executive and Director Compensation.”

Potential conflicts of interest in connection with the Business Combination

There may be actual or potential material conflicts of interest between or among (i) the Sponsor, Inflection Point Fund, Inflection Point’s officers and directors, Quantum Space’s officers and directors and (ii) unaffiliated security holders of Inflection Point. Such conflicts of interest may include a material conflict of interest arising in determining whether to proceed with the Business Combination, the compensation of Inflection Point’s directors and officers and the compensation of the Sponsor and Inflection Point in connection with the Business Combination. See the section entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination.” Quantum Space’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of the Inflection Point shareholders and warrant holders generally. See the section entitled “The Business Combination Proposal — Interests of Inflection Point’s Directors and Executive Officers.”

Extraordinary General Meeting

Inflection Point will hold an extraordinary general meeting (the “extraordinary general meeting”) to consider matters relating to the Business Combination and vote on the Transaction Proposals at [•], Eastern Time, on [•], 2026. For the purposes of the Cayman Constitutional Documents, the physical location of the extraordinary general meeting will be at the offices of White & Case LLP at 1221 Avenue of the Americas, New York, New York 10020. You or your proxyholder will be able to attend and vote at the extraordinary general meeting online by visiting [•] and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the extraordinary general meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus.

After careful consideration, the Inflection Point Board unanimously approved the Business Combination Agreement and the proposals described in this proxy statement/prospectus. The Inflection Point Board has also determined that it is in the best interests of Inflection Point to complete the Business Combination. The Inflection Point Board and Audit Committee took into account the oral opinion of Newbridge Securities Corporation (“Newbridge”) (subsequently confirmed in writing), rendered on June 5, 2026, to the effect that, as of such date and based on and subject to various assumptions and limitations described in its written opinion, that (i) the Aggregate Consideration to be paid by Inflection Point pursuant to the Business Combination is fair, from a financial point of view as of such date, to the Inflection Point Unaffiliated Shareholders (defined as Inflection Point shareholders other than (a) the Sponsor, (b) Inflection Point Fund, (c) officers, directors or affiliates of Inflection Point, the Sponsor or Inflection Point Fund, and (d) Public Shareholders who elect to redeem their shares prior to or in connection with the Business Combination), and (ii) the Business Combination has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement. For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination,” and “Proposal No. 1 — The Business Combination Proposal — Opinion of Newbridge Securities.” The Inflection Point Board recommends that you vote “FOR” each proposal described in this proxy statement/prospectus.

If you have any questions or need assistance voting your Inflection Point Ordinary Shares, please contact [•], our proxy solicitor, by calling [•], or by emailing [•]. The notice of the extraordinary general meeting and the proxy statement/prospectus relating to the Business Combination will be available at [•].

This proxy statement/prospectus provides shareholders of Inflection Point with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of Inflection Point. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. It also contains or references information about Inflection Point, Quantum Space and New Quantum Space and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, when you consider the recommendation regarding these proposals by Inflection Point Board, you should keep in mind that the Sponsor, Inflection Point Fund and Inflection Point’s directors and officers have interests in the Business Combination that are different from or in addition to, or may conflict with, your interests as a shareholder. For instance, the Sponsor, the Inflection Point Fund and Inflection Point’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating Inflection Point. See the section entitled “The Business Combination Proposal — Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 31 of the accompanying proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated [•], 2026 and is first being mailed to Inflection Point’s shareholders on or about [•], 2026.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED [•], 2026

INFLECTION POINT ACQUISITION CORP. VI
A Cayman Islands Exempted Company
(Company No. 425717)
1680 Michigan Avenue Suite 700 #1031
Miami Beach, FL 33139

NOTICE OF EXTRAORDINARY GENERAL MEETING TO BE HELD ON [•], 2026

TO THE SHAREHOLDERS OF INFLECTION POINT ACQUISITION CORP. VI:

You are cordially invited to attend the extraordinary general meeting of Inflection Point Acquisition Corp. VI, a Cayman Islands exempted company (“Inflection Point”), to be held at [•], Eastern Time, on [•], 2026, at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at [•]. The extraordinary general meeting will be held for the following purposes:

Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the Business Combination Agreement, dated as of June 8, 2026, by and among Inflection Point, IPFX PubCo, Inc., a Delaware corporation and direct, wholly owned subsidiary of Inflection Point (“PubCo”), IPFX Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of PubCo (“Merger Sub”), and Quantum Space, LLC, a Delaware limited liability company (referred to herein prior to the Business Combination, as “Quantum Space” and subsequent to the Business Combination, as “Quantum Space OpCo”) (as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”), resulting in a combined company whereby Quantum Space OpCo will become a subsidiary of Post-Domestication Inflection Point, in an umbrella partnership C corporation (“Up-C”) structure, in which substantially all of the assets and the business of the combined company will be held by Quantum Space OpCo and its subsidiaries. We refer to this proposal as the “Business Combination Proposal.” A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Proposal No. 2 — The Domestication Proposal — To consider and vote upon a proposal to approve, by special resolution, of holders of Class B ordinary shares, par value $0.0001 per share, by Inflection Point (the “Inflection Point Class B Shares,” and the holders of such shares, the “Inflection Point Class B Shareholders”), the domestication of Inflection Point as a Delaware corporation (the “Domestication” and Inflection Point after the Domestication, “Post-Domestication Inflection Point”), which will be accomplished by de-registering Inflection Point from the Register of Companies in the Cayman Islands and transferring by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate and domesticate as a Delaware corporation in accordance with Article 49.2 of the amended and restated memorandum and articles of association of Inflection Point (as may be amended from time to time, the “Cayman Constitutional Documents”), Section 388 of the Delaware General Corporation Law (the “DGCL”) and Part XII of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”). At least one Business Day prior to the Closing Date and following the Sponsor Share Conversion, Inflection Point will cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a certificate of domestication and charter upon Domestication (the “Post-Domestication Charter”), (b) completing, making and procuring all filings required to be made with the Cayman Registrar in connection with the Domestication, and file with the Cayman Registrar all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to be paid and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under section 206 of the Cayman Companies Act, (c) obtaining a certificate of de-registration from the Cayman Registrar, and (d) adopting bylaws upon Domestication. Upon the effectiveness of the Domestication, Inflection Point will re-domicile as and become a Delaware corporation and all outstanding securities of Inflection Point prior to the Domestication will convert to outstanding securities of Post-Domestication Inflection Point, as described in more detail in the accompanying proxy statement/prospectus. We refer to this proposal as the “Domestication Proposal.”

Proposal No. 3 — The Merger Proposal — To consider and vote upon a proposal to approve, subject to the approval of the Business Combination Proposal, a majority of the shares outstanding, (i) the Merger and (ii) the certificate of merger (the “Certificate of Merger”) to be adopted in connection with the Merger. We refer to this proposal as the “Merger Proposal.”

Proposal No. 4 — The Domesticated Organizational Documents Proposal — To consider and vote upon a proposal to approve, by special resolution of the holders of the Inflection Point Class B Shares pursuant to Article 49.2 of the Cayman Constitutional Documents, the Post-Domestication Charter and the proposed new by-laws (the “Post-Domestication Bylaws” and, together with the Post-Domestication Charter, the “Proposed Domesticated Organizational Documents”) of Post-Domestication Inflection Point in connection with the Domestication. We refer to this proposal as the “Domesticated Organizational Documents Proposal.” The form of each of the Post-Domestication Charter and the Post-Domestication Bylaws is attached to the accompanying proxy statement/prospectus as Annex K and Annex L, respectively.

Proposal No. 5 — The Advisory Organizational Documents Proposals — To consider and vote upon the following eight separate proposals (collectively, the “Advisory Organizational Documents Proposals”) to approve on an advisory, non-binding basis by ordinary resolution the following material differences between the Cayman Constitutional Documents and the proposed certificate of incorporation (the “Proposed Charter”) and the proposed bylaws (the “Proposed Bylaws,” and together with the Proposed Charter, the “Proposed Organizational Documents”) of New Quantum Space to be adopted immediately prior to the Merger which will govern the rights of stockholders of New Quantum Space following the Merger. The form of each of the Proposed Charter and the Proposed Bylaws is attached to the accompanying proxy statement/prospectus as Annex B and Annex C, respectively:

Advisory Organizational Documents Proposal 5A — Under the Proposed Organizational Documents, New Quantum Space would be authorized to issue [•] shares, consisting of (A) [•] shares of New Quantum Space Class A-1 Common Stock, (B) [•] shares of New Quantum Space Class A-2 Common Stock, (C) [•] shares of New Quantum Space Class B-1 Common Stock, (D) [•] shares of New Quantum Space Class B-2 Common Stock, and (E) [•] shares of New Quantum Space Preferred Stock, each with a par value of $[•] per share.

Advisory Organizational Documents Proposal 5B — The Proposed Organizational Documents would authorize a multiple class common stock structure pursuant to which the holders of New Quantum Space Class A-1 Common Stock and New Quantum Space Class B-1 Common Stock will be entitled to one vote per share and holders of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock will be entitled to ten votes per share.

Advisory Organizational Documents Proposal 5C — The Proposed Organizational Documents would include a provision providing that each outstanding share of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock shall automatically convert into one share of New Quantum Space Class A-1 Common Stock or New Quantum Space Class B-1 Common Stock, as applicable, upon the earliest to occur of (i) the date that is seven years from the effectiveness of the Proposed Organizational Documents, (ii) the first date when the High-Vote Holders (as defined in the Proposed Organizational Documents) collectively cease to own at least 33.33% of the number of shares of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock collectively held by them as of immediately following the Closing, and (iii) with respect to any individual High-Vote Holder, the date that is twelve (12) months after the death or Permanent Incapacity (as defined in the Proposed Organizational Documents) of such High-Vote Holder (but only with respect to the shares of Class A-2 Common Stock and Class B-2 Common Stock Beneficially Owned (as defined in the Proposed Organizational Documents) by such High-Vote Holder and such High-Vote Holder’s Qualified Transferees (as defined in the Proposed Organizational Documents)).

Advisory Organizational Documents Proposal 5D — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Advisory Organizational Documents Proposal 5E — Subject to certain additional consent rights with respect to holders of Class A-1 Common Stock, Class A-2 Common Stock, Class B-1 Common Stock and Class B-2 Common Stock regarding amendments that would affect their powers, preferences, or special rights, the Proposed Charter would require the affirmative vote of at least two-thirds of the voting power of the then-outstanding shares of New Quantum Space to amend, alter, repeal or rescind any provision of the Proposed Charter. In addition, the Proposed Charter would require the affirmative vote of at least a majority of the following classes of holders: (i) the holders of New Quantum Space Class B-1 Common Stock and New Quantum Space Class B-2 Common Stock, (ii) the holders of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock, or (iii) the holders of New Quantum Space Class A-1 Common Stock, in each case, to amend, alter, change, repeal or adopt any provision in a manner that adversely affects such class or classes of holders. The Proposed Charter would also permit the New Quantum Space Board to amend, alter, repeal or rescind the Proposed Bylaws without the consent or vote of the stockholders of New Quantum Space. The Proposed Bylaws would permit the stockholders of New Quantum Space to adopt, amend or repeal the Proposed Bylaws by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of voting stock entitled to vote generally in an election of directors of New Quantum Space, voting together as a single class.

Advisory Organizational Documents Proposal 5F — The Proposed Charter would require the affirmative vote of holders of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors to remove a director, with or without cause.

Advisory Organizational Documents Proposal 5G — The Proposed Charter would, from and after the date that New Quantum Space ceases to qualify as a controlled company, prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting, provided that any action required or permitted to be taken by the holders of (x) any series of New Quantum Space Preferred Stock or (y) New Quantum Space Class A-2 Common Stock, New Quantum Space Class B-1 Common Stock or New Quantum Space Class B-2 Common Stock may be taken without a meeting if signed by the holders of the relevant series of New Quantum Space Preferred Stock or class of New Quantum Space Common Stock, as applicable, having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted in compliance with the DGCL.

Advisory Organizational Documents Proposal 5H — The Proposed Charter would (1) change the corporate name from “IPFX PubCo, Inc.” to “Quantum Space, Inc.”, (2) make New Quantum Space’s corporate existence perpetual and (3) remove certain provisions related to Inflection Point’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

Proposal No. 6 — The Director Election Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the election of [•] ([•]) directors to serve on the New Quantum Space board of directors until the first annual meeting of stockholders of New Quantum Space to be held following the date of Closing and until any such director’s successor is elected and qualified, subject to such director’s earlier death, disqualification, resignation, or removal. We refer to this proposal as the “Director Election Proposal.”

Proposal No. 7 — New Quantum Space Incentive Plan Proposal — To consider and vote upon a proposal, by ordinary resolution, that the Quantum Space, Inc. 2026 Equity Incentive Plan (the “New Quantum Space Incentive Plan”), a copy of which is attached to the proxy statement/prospectus as Annex G, be adopted and approved. We refer to this proposal as the “New Quantum Space Incentive Plan Proposal.”

Proposal No. 8 — New Quantum Space Employee Stock Purchase Plan Proposal — To consider and vote upon a proposal, by ordinary resolution, that the Quantum Space, Inc. 2026 Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to the proxy statement/prospectus as Annex H, be adopted and approved.

Proposal No. 9 — The Adjournment Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of one or more proposals at the extraordinary general meeting, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Merger or any other transaction contemplated by the Business Combination Agreement or the related agreements. We refer to this proposal as the “Adjournment Proposal.”

These items of business are described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of Class A ordinary shares, par value $0.0001 per share, of Inflection Point (the “Inflection Point Class A Shares”) and the Inflection Point Class B Shares (together with the Inflection Point Class A Shares, the “Inflection Point Ordinary Shares”) at the close of business on [•], 2026 (the “Record Date”), are entitled to notice of and to have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting. Pursuant to the Cayman Constitutional Documents, the approval of the Domestication Proposal requires a special resolution of the Inflection Point Class B Shareholders, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares, who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting. The Inflection Point Class A Shareholders will have no right to vote on the Domestication Proposal, in accordance with Article 49.2 of the Cayman Constitutional Documents.

The approval of the Domesticated Organizational Documents Proposal requires a special resolution of the Inflection Point Class B Shareholders, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares who being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting. The Inflection Point Class A Shareholders will have no right to vote on the Domesticated Organizational Documents Proposal, in accordance with Article 49.2 of the Cayman Constitutional Documents. The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires an ordinary resolution of the holders of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting.

The approval of each of the Business Combination Proposal, the Director Election Proposal, the New Quantum Space Incentive Plan Proposal, the New Quantum Space Employee Stock Purchase Plan Proposal and the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting. The Business Combination was not structured to require the approval of at least a majority of Inflection Point’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

The approval of the Merger Proposal requires the affirmative vote of holders of a majority of the Inflection Point Ordinary Shares outstanding.

The accompanying proxy statement/prospectus and proxy card are being provided to Inflection Point’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of Inflection Point’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 31 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of Inflection Point (the “Inflection Point Board”) has unanimously approved and determined to be in the best interests of Inflection Point and its shareholders the Business Combination and unanimously recommends that shareholders vote “FOR” the Business Combination Proposal and “FOR” all other proposals presented to Inflection Point’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the Inflection Point Board, you should keep in mind that the Sponsor, Inflection Point Fund I, LP (“Inflection Point Fund”) and Inflection Point’s directors and officers, and/or their affiliates, have interests in the Business Combination that may conflict with your interests as a shareholder. For instance, the Sponsor, Inflection Point Fund and Inflection Point’s officers and directors, and/or their affiliates, will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating Inflection Point. See the section of the accompanying proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

In connection with the Business Combination, certain related agreements have been or will be entered into on or prior to the Closing, including the Amended and Restated Registration Rights Agreement, the Sponsor Support Agreement, the Member Support Agreement, the Pre-Funded SPAs, Pre-Funded Warrants, the Series A SPAs, the Series A Warrants (each as defined below), the Sponsor Lock-Up Agreement and the Quantum Space Lock-Up Agreement (each as defined in the accompanying proxy statement/prospectus). See “Proposal No. 1 — Business Combination Proposal — Related Agreements” and “Certain Relationships and Related Person Transactions” in the accompanying proxy statement/prospectus for more information.

Pursuant to the Cayman Constitutional Documents, a holder of Inflection Point Class A Shares sold as part of the units offered by Inflection Point in its initial public offering (the “IPO,” and the Inflection Point Class A Shares offered therein, the “Public Shares,” and holders of such shares, the “Public Shareholders”) may request to redeem all or a portion of such holder’s Public Shares for cash if the Business Combination is consummated. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)     (a) hold Public Shares or (b) hold Public Shares through the units offered by Inflection Point in the IPO (the “Inflection Point Units”) and elect to separate your Inflection Point Units into the underlying Public Shares and warrants to purchase one Inflection Point Class A Share offered as part of the Inflection Point Units in the IPO (the “Public Warrants”) prior to exercising your redemption rights with respect to the Public Shares;

(ii)    submit a written request to Continental Stock Transfer & Trust Company (“Continental”), Inflection Point’s transfer agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(iii)   deliver your share certificates for Public Shares (if any) along with other applicable redemption forms to Continental, physically or electronically through The Depository Trust Company.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2026 (two business days prior to the initially scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed.

Public Shareholders may elect to redeem Public Shares regardless of if or how they vote in respect of the Business Combination Proposal, and regardless of whether they hold Public Shares on the Record Date. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank.

If a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, and Inflection Point initiates the redemption of Public Shares in connection with the Business Combination (the “Redemption”) pursuant to the Cayman Constitutional Documents, Inflection Point will redeem such Public Shares for a per-share redemption price, payable in cash, equal to the aggregate amount then deposited in the trust account established at the consummation of the IPO (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (net of amounts withdrawn to fund our working capital requirements, subject to an annual limit of $500,000 (plus the rollover of unused amounts from prior years) and/or to pay for our taxes (any withdrawals to pay for our taxes shall not be subject to the $500,000 annual limitation described in the foregoing) divided by the number of then issued Public Shares (the “Redemption Price”). For illustrative purposes, as of the Record Date, this would have amounted to approximately $[•] per Public Share. Prior to exercising redemption rights, Public Shareholders should verify the market price of the Inflection Point Class A Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Inflection Point cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in our securities when our shareholders wish to sell their shares. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. Any request to redeem Public Shares, once made, may be withdrawn, only with Inflection Point’s consent, until the Redemption. If a Public Shareholder delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may request that Inflection Point instruct Continental to return the shares (physically or electronically). The holder can make such request by contacting Continental, at the address or email address listed in the accompanying proxy statement/prospectus. See “Extraordinary General Meeting of Inflection Point — Redemption Rights” of the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each director and officer of Inflection Point have agreed to, among other things, vote in favor of the Business Combination, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any Inflection Point Ordinary Shares held by them. None of Inflection Point’s Sponsor, directors or officers received separate consideration for their waiver of redemption rights. The Founder Shares (as defined in the accompanying proxy statement/prospectus) held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owned approximately 25.0% of the issued and outstanding Inflection Point Ordinary Shares.

The obligations of Inflection Point and Quantum Space to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions, including without limitation the following mutual conditions applicable to each Party: (i) each Required Regulatory Approval (as defined in the Business Combination Agreement) must have been obtained, made or completed and must be in full force and effect, and any applicable waiting period (and any extension thereof) under any applicable antitrust law or any foreign-investment-review, national-security, export controls and sanctions, or sensitive-technology authority shall have expired or been terminated; (ii) the adoption and/or approval, as applicable, by Inflection Point’s shareholders of the Purchaser Shareholder Approvals (as defined in the Business Combination Agreement); (iii) no adverse law or order then in effect prevents or prohibits consummation of the Business Combination; (iv) the Registration Statement (as defined in the Business Combination Agreement) becoming effective under the Securities Act of 1933, as amended (the “Securities Act”), and remaining effective as of the Closing, with no stop order or similar order suspending its effectiveness; (v) approval of the listing of the New Quantum Space Class A-1 Common Stock on Nasdaq, subject to certain conditions and exceptions as described in the Business Combination Agreement; and (vi) the Proposed Charter shall have been duly filed with the Secretary of State of the State of Delaware and the Proposed Bylaws shall have been duly adopted, in each case in full force and effect as of the Closing.

In addition to the foregoing mutual conditions, the obligations of Quantum Space to consummate the Business Combination are subject to the satisfaction or waiver of the following additional conditions: (i) the representations and warranties of the Purchaser Fundamental Representations (as defined in the Business Combination Agreement) shall be true and correct in all respects (other than de minimis inaccuracies); (ii) the other representations and warranties of Inflection Point, PubCo and Merger Sub shall be true and correct except for any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Purchaser Material Adverse Effect (as defined in the Business Combination Agreement), individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect; (iii) the performance by Inflection Point, PubCo and Merger Sub (collectively, the “Purchaser Parties”) of their respective covenants and agreements in all material respects; (iv) no Purchaser Material Adverse Effect shall have occurred and be continuing; (v) the completion of the Domestication in accordance with the Business Combination Agreement; (vi) Inflection Point shall have made appropriate arrangements to have the Trust Account available at the Closing for payment of certain amounts payable in connection with the Closing; (vii) the aggregate cash proceeds available to Inflection Point from the Trust Account (after giving effect to all redemptions), plus the gross proceeds of the Closing PIPE Investment, less certain transaction expenses as specified in the Business Combination Agreement, shall be equal to or greater than $90 million; and (viii) the delivery of customary certificates and certain other ancillary documents.

In addition to the mutual conditions described above, the obligations of Inflection Point to consummate the Business Combination are subject to the satisfaction or waiver of the following additional conditions: (i) the Company Fundamental Representations (as defined in the Business Combination Agreement) shall be true and correct in all respects (other than de minimis inaccuracies); (ii) the other representations and warranties of Quantum Space shall be true and correct except for any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect (as defined in the Business Combination Agreement), individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; (iii) the performance by Quantum Space of its covenants and agreements in all material respects; (iv) the Recapitalization shall have been completed in accordance with the Business Combination Agreement; (v) the delivery of customary certificates and certain other ancillary documents; (vi) each Material Third-Party Consent (as defined in the Business Combination Agreement) shall have been obtained, made or completed and shall be in full force and effect; and (vii) the Requisite Member Approval (as defined in the Business Combination Agreement) shall have been obtained.

We cannot assure you as to whether these conditions will be satisfied or waived.

The Inflection Point Units, Inflection Point Class A Shares and Inflection Point Warrants are currently listed on Nasdaq under the symbols “IPFXU,” “IPFX” and “IPFXW,” respectively. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the New Quantum Space Class A-1 Common Stock issued as merger consideration must be conditionally approved for listing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the New Quantum Space Common Stock, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the New Quantum Space Class A-1 Common Stock and New Quantum Space Warrants are intended to be listed, subject to Nasdaq approval, under the proposed symbols “QSPC” and “QSPCW,” respectively. It is important for you to know that, at the time of Inflection Point’s extraordinary general meeting, the parties may not have received from Nasdaq either confirmation of the listing of the New Quantum Space Common Stock or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the New Quantum Space Class A-1 Common Stock would not be listed on any nationally recognized securities exchange.

Material Financing Transactions

Simultaneously with the consummation of Inflection Point’s IPO, the Sponsor purchased 5,000,000 Private Placement Warrants in a private placement, at a price of $1.00 per warrant, generating total proceeds of $5,000,000.

Since Inflection Point’s IPO, there has not been any material financing of Inflection Point. However, if necessary, in order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination, the Sponsor, or certain of Inflection Point’s officers and directors or their affiliates may, but are not obligated to, loan funds to Inflection Point as may be required. If Inflection Point completes the Business Combination or another initial business combination, it would repay such loaned amounts. In the event that the Business Combination or another initial business combination does not close, Inflection Point may use a portion of its working capital to repay such loaned amounts.

Up to $1,500,000 of such working capital loans may be convertible into additional Private Placement Warrants at a price of $1.00 per warrant at the option of the lender. As of August 11, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus, no working capital loans have been made to Inflection Point.

In connection with the transactions contemplated by the Business Combination Agreement, on June 8, 2026, Quantum Space entered into certain securities purchase agreements (the “Pre-Funded SPAs”), respectively, with certain accredited investors named therein, including Inflection Point Fund, (collectively, the “Pre-Funded Investors”). Pursuant to the Pre-Funded SPAs, the Pre-Funded Investors agreed, among other things, to purchase, and Quantum Space issued and sold, 5,882,352 Series B convertible preferred units of Quantum Space (the “Pre-Funded Preferred Units”) and warrants to purchase 5,882,352 Quantum Space Common Units, at an initial exercise price of $12.00 per unit (the “Pre-Funded Warrants”), for an aggregate purchase price of approximately $60 million, substantially concurrently with the execution and delivery of the Business Combination Agreement.

In connection with the transactions contemplated by the Business Combination Agreement, on June 8, 2026, PubCo, Quantum Space and the accredited investors named therein (collectively, the “Closing PIPE Investors”) entered into certain securities purchase agreements (the “Series A SPAs”). Pursuant to the Series A SPAs, the Closing PIPE Investors have agreed, among other things, to purchase, at Closing, (i) 19,999,994 shares of New Quantum Space’s 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), having the rights, preferences and privileges set forth in the form of Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”) and (ii) warrants (the “Preferred Investor Warrants”) to purchase an aggregate of 19,999,994 shares of New Quantum Space Class A-1 Common Stock, for an aggregate purchase price of approximately $240 million. Each share of New Quantum Space Series A Preferred Stock will have a stated value of $12.00 (the “Stated Value”).

Compensation of the Sponsor and its Affiliates

Set forth below is a summary of the amount of compensation and securities received, to be received or that may be received by the Sponsor, its affiliates and Inflection Point’s directors, officers and their affiliates in connection with the Business Combination and related transactions. All of Inflection Point’s officers and directors, in addition to certain third-party investors, are members of the Sponsor and therefore have an indirect interest in the amount of compensation received by and securities issued to the Sponsor, and in the consideration paid or to be paid by the Sponsor, in connection with the Business Combination or any related financing transaction.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Sponsor	8,433,333 shares of New Quantum Space Class A-1 Common Stock upon conversion of 8,433,333 Inflection Point Class A Shares.	$25,000.
	5,000,000 New Quantum Space Warrants upon the conversion of the 5,000,000 Private Placement Warrants.	$5,000,000.
Inflection Point Fund

Number of New Quantum Space Series A Preferred Stock equal to the quotient of (i) the aggregate Series B preference amount of Inflection Point Fund’s Pre-Funded Preferred Units, divided by (ii) $12.00 (approximately [•] shares of Series A Preferred Stock taking into account accrued payment-in-kind dividends through [•], 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued payment-in-kind dividends after such date). Inflection Point Fund may elect to contribute its Pre-Funded Warrants to New Quantum Space in exchange for New Quantum Space Preferred Investor Warrants.

		Exchange of Pre-Funded Preferred Units and Pre-Funded Warrants, which Pre-Funded Preferred Units and Pre-Funded Warrants were acquired for an aggregate purchase price of $32.5 million.
	4,815,833, or approximately 57.1%, of the Founder Shares and 4,300,000, or 86%, of the Private Placement Warrants held by the Sponsor.	$4,300,000 for the Private Placement Warrants.
Sponsor, Officers and Directors	Consulting, success or finder fees in connection with the consummation of our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.
	Salary or fee in an amount that constitutes a market standard for comparable transactions in connection with our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.

See “Questions and Answers — What is the effective purchase price attributed to the New Quantum Space Class A-1 Common Stock to be received by the Public Shareholders, the Sponsor, and the Quantum Space stockholders at Closing?”

As of the date of this proxy statement/prospectus, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, Inflection Point Fund, members of our management team, or any of their affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, Inflection Point may pay consulting, success or finder fees to these entities or individuals, or their respective affiliates in connection with the consummation of the Business Combination, and Inflection Point may engage the Sponsor or an affiliate of the Sponsor as an advisor or otherwise in connection with the Business Combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions. Except as set out in the immediately preceding sentence, as of the date of this proxy statement/prospectus, no terms for any such arrangements have been determined and no written agreements exist with respect to such arrangements. Additionally, these entities or individuals may be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed. The reimbursement of expenses and advances and the securities issued to the Sponsor and Inflection Point Fund may result in a material dilution of the equity interests of non-redeeming Public Shareholders. See “Summary of the Proxy Statement/Prospectus — Dilution,” “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” and “Information About Inflection Point — Executive and Director Compensation.”

Potential conflicts of interest in connection with the Business Combination

There may be actual or potential material conflicts of interest between or among (i) the Sponsor, Inflection Point Fund, Inflection Point’s officers and directors, Quantum Space’s officers and directors and (ii) unaffiliated security holders of Inflection Point. Such conflicts of interest may include a material conflict of interest arising in determining whether to proceed with the Business Combination, the compensation of Inflection Point’s directors and officers and the compensation of the Sponsor and Inflection Point in connection with the Business Combination. See the section entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination.” Quantum Space’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of the Inflection Point shareholders and warrant holders generally. See the section entitled “The Business Combination Proposal — Interests of Inflection Point’s Directors and Executive Officers.”

For terms used in this notice but not otherwise defined herein, please refer to the Frequently Used Terms section of the accompanying proxy statement/prospectus.

Your vote is very important.    Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting or any adjournment thereof. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting, and if the other conditions to closing are satisfied or waived. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you are a shareholder entitled to attend and vote at this extraordinary general meeting, you may appoint a proxy or proxies to vote on your behalf. A proxy need not be a shareholder of Inflection Point.

If you sign, date and return your proxy card signed and without indicating how you wish to vote, your proxy card will appoint Kevin Shannon and Adam Saks as your proxy to vote your shares in their discretion. Kevin Shannon and Adam Saks will vote “FOR” each of the proposals described in this notice, and in accordance with their judgment on any other matters that may properly come before the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO CONTINENTAL THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND DELIVER YOUR PUBLIC SHARES TO CONTINENTAL, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.    IF THE BUSINESS COMBINATION IS ABANDONED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

On behalf of the Inflection Point Board, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Name:	Kevin Shannon
Title:	Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated [•], 2026 and is first being mailed to shareholders on or about [•], 2026.

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REFERENCES TO ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates important information that is not included in or delivered with the accompanying proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of the accompanying proxy statement/prospectus or other information concerning Inflection Point, without charge, by written request to 1680 Michigan Avenue, Suite 700 #1031, Miami Beach, FL 33139; or [•], our proxy solicitor, by calling [•], or by emailing [•], or from the SEC through the SEC website at the address provided above.

In order for you to receive timely delivery of the documents in advance of the extraordinary general meeting of Inflection Point to be held on [•], 2026, you must request the information no later than five business days prior to the date of the extraordinary general meeting, by [•], 2026.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “Inflection Point” refer to Inflection Point Acquisition Corp. VI. Prior to the Domestication, Inflection Point is an exempted company incorporated under the laws of the Cayman Islands. Following the Domestication, subject to shareholder approval, Inflection Point will be a corporation incorporated under the laws of the State of Delaware. Inflection Point, following the Domestication, is referred to in this document as Post-Domestication Inflection Point. IPFX PubCo, Inc., a Delaware corporation and direct, wholly owned subsidiary of Inflection Point is referred to in this document as “PubCo,” and following the Closing, is referred to in this document as “New Quantum Space” or the “combined company.”

In this document:

“50% Redemption Scenario” means the hypothetical scenario in which 12,650,000 Public Shares (which represents 50% of the total Public Shares outstanding) are redeemed, resulting in an aggregate cash payment of approximately $[•] out of the Trust Account based on an assumed redemption price of $[•] per share as of [•], 2026.

“Advisory Organizational Documents Proposals” means the eight separate proposals, collectively, to approve on an advisory, non-binding basis by ordinary resolution certain material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents which will govern the rights of stockholders of PubCo following the Merger:

“Aggregate Consideration” means the aggregate consideration to be received by the Sellers in respect of the Business Combination, a number of Quantum Space Common Units and shares of New Quantum Space Class A Common Stock equal, in the aggregate, to the quotient of (a) $600,000,000, divided by (b) the per-share redemption price applicable to an Inflection Point Class A Share elected to be redeemed, as calculated in accordance with the Investment Management Trust Agreement and Inflection Point’s amended and restated memorandum and articles of association. For the avoidance of doubt, the paired non-economic voting shares of New Quantum Space Class B-1 Common Stock and New Quantum Space Class B-2 Common Stock purchased by Up-C Sellers shall not constitute Aggregate Consideration.

“Antitrust Division” means the Antitrust Division of the Department of Justice.

“Business Combination Agreement” means that certain Business Combination Agreement, attached to this proxy statement/prospectus as Annex A, dated as of June 8, 2026, by and among Inflection Point, PubCo, Merger Sub and Quantum Space.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Cantor” means Cantor Fitzgerald & Co., the representative of the IPO underwriters.

“Cayman Constitutional Documents” means the existing amended and restated memorandum and articles of association of Inflection Point, as it may be amended, restated, supplemented or otherwise modified from time to time, under the Companies Act.

“Cayman Companies Act” means the Companies Act of the Cayman Islands (As Revised).

“Certificate of Designation” means the Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock of New Quantum Space.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Closing” means the closing of the Business Combination.

“Closing Date” means the day of the Closing.

“Closing PIPE Investments” means the purchase of (i) 19,999,994 shares of New Quantum Space Series A Preferred Stock and (ii) New Quantum Space Preferred Investor Warrants to purchase an aggregate of 19,999,994 shares of New Quantum Space Class A-1 Common Stock, for an aggregate purchase price of approximately $240 million pursuant to the Series A SPA.

“Closing PIPE Investors” means the accredited investor parties to the Series A SPAs.

“Condition Precedent Proposals” means, collectively, the Business Combination Proposal, the Domestication Proposal, the Merger Proposal, the Domesticated Organizational Documents Proposal, the Director Election Proposal, the New Quantum Space Incentive Plan Proposal and the New Quantum Space Employee Stock Purchase Plan Proposal.

“DGCL” means the Delaware General Corporation Law.

“Disclosure Schedules” means the disclosure schedules to the Business Combination Agreement.

“Domesticated Organizational Documents Proposal” means the proposal before Inflection Point’s shareholders to adopt the Proposed Domestication Organizational Documents of Post-Domestication Inflection Point in connection with the Domestication.

“Domestication” means the deregistering of Inflection Point from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware and domesticating as a Delaware corporation under the applicable provisions of the Companies Act and the DGCL and all matters necessary or ancillary thereto.

“Effective Time” means the time at which Merger Sub and Purchaser shall consummate the Merger.

“Employee” means, pursuant to the ESPP, any person, including an officer or director, who is “employed” for purposes of Section 423(b)(4) of the Code by New Quantum Space or a Related Corporation; however, service solely as a director, or payment of a fee for such services, will not cause a director to be considered an “Employee.”

“ESPP” means the Quantum Space, Inc. 2026 Employee Stock Purchase Plan.

“ESPP Committee” means a committee of one or more members of the New Quantum Space Board to whom authority has been delegated by the New Quantum Space Board.

“Extraordinary General Meeting” means that certain extraordinary general meeting to be held by Inflection Point to consider matters relating to the Business Combination at [•], Eastern Time, on [•], 2026.

“Fair Market Value” means, as of any date, the value of the New Quantum Space Common Stock determined in the ESPP.

“Founder Shares” means the Inflection Point Class B Shares.

“FTC” means the Federal Trade Commission.

“HSR Act” means the Hart-Scott Rodino Act of 1976.

“Inflection Point” means Inflection Point Acquisition Corp. VI, a Cayman Islands exempted company.

“Inflection Point Class A Shares” means the Class A ordinary shares, par value $0.0001 per share, of Inflection Point prior to the Domestication.

“Inflection Point Class B Shares” means the Class B ordinary shares, par value $0.0001 per share, of Inflection Point prior to the Domestication.

“Inflection Point Fund” means Inflection Point Fund I, LP.

“Inflection Point Ordinary Shares” means the Inflection Point Class A Shares and Inflection Point Class B Shares prior to the Domestication.

“Inflection Point Warrants” or “Public Warrants” means warrants exercisable to purchase one Inflection Point Class A Share at $11.50 per share prior to the Domestication.

“Inflection Point Unaffiliated Shareholders” means the Inflection Point shareholders other than (a) the Sponsor, (b) Inflection Point Fund, (c) officers, directors or affiliates of Inflection Point, the Sponsor or Inflection Point Fund, and (d) Public Shareholders who elect to redeem their shares prior to or in connection with the Business Combination.

“Inflection Point Units” means a unit of Inflection Point, each consisting of one Inflection Point Class A Share and one-third of one Inflection Point Warrant prior to the Domestication.

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“Investment Management Trust Agreement” means the Investment Management Trust Agreement dated as of March 26, 2026, by and between Inflection Point and Continental Stock Transfer & Trust Company, as trustee.

“IPO” means the initial public offering of Inflection Point consummated on March 30, 2026.

“Letter Agreement” means the Letter Agreement, dated March 26, 2026, by and among Inflection Point, the Sponsor, and officers and directors of Inflection Point.

“Lock-Up Holders” means the certain equity holders of Quantum Space who will enter into the Quantum Space Lock-Up Agreement.

“Maximum Redemption Scenario” means the hypothetical scenario in which all 25,300,000 Public Shares (which represents the total number of Public Shares outstanding) are redeemed, resulting in an aggregate cash payment of approximately $[•] million out of the Trust Account based on an assumed redemption price of $[•] per share as of [•], 2026.

“Merger” means the merger of Merger Sub with and into Inflection Point, with Inflection Point surviving the merger as a direct and wholly-owned subsidiary of PubCo.

“Merger Sub” means IPFX Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of PubCo.

“Nasdaq” means the Nasdaq Stock Market LLC.

“New Quantum Space” means PubCo following the Closing.

“New Quantum Space Class A Common Stock” means, collectively, the New Quantum Space Class A-1 Common Stock and the New Quantum Space Class A-2 Common Stock.

“New Quantum Space Class A-1 Common Stock” means the Class A-1 common stock of New Quantum Space, par value $[•] per share.

“New Quantum Space Class A-2 Common Stock” means the Class A-2 common stock of New Quantum Space, par value $[•] per share.

“New Quantum Space Class B-1 Common Stock” means the Class B-1 common stock of New Quantum Space, par value $[•] per share.

“New Quantum Space Class B-2 Common Stock” means the Class B-2 common stock of New Quantum Space, par value $[•] per share.

“New Quantum Space Common Stock” means the common stock of New Quantum Space, par value $[•] per share.

“New Quantum Space Incentive Plan” means the Quantum Space, Inc. 2026 Equity Incentive Plan.

“New Quantum Space Series A Warrant” means a warrant to purchase a number of shares of New Quantum Space Class A-1 Common Stock initially issued in exchange for a Pre-Funded Warrant or pursuant to a Series A SPA.

“New Quantum Space Warrant” means a warrant to acquire one share of New Quantum Space Class A-1 Common Stock.

“Newbridge” means Newbridge Securities Corporation.

“No Redemption Scenario” means the hypothetical scenario in which no Public Shareholders exercise their right to have their Public Shares redeemed for their pro rata share of the Trust Account.

“Post-Domestication Bylaws” means the proposed new bylaws of Domesticated Inflection Point pursuant to the DGCL, attached to this proxy statement/prospectus as Annex L.

“Post-Domestication Charter” means the certificate of incorporation of Post-Domestication Inflection Point, attached to this proxy statement/prospectus as Annex K.

“Post-Domestication Inflection Point Common Stock” means the shares of common stock of Post-Domestication Inflection Point, par value $0.0001 per share.

“Post-Domestication Inflection Point” means Inflection Point after the Domestication.

“Post-Domestication Warrant” means a warrant of Post-Domestication Inflection Point.

“Pre-Funded Investors” means the certain accredited investors party to the Pre-Funded SPAs.

“Pre-Funded SPAs” means the securities purchase agreement, dated as of June 8, 2026, by and among Quantum Space and certain accredited investors named therein, including Inflection Point Fund.

“Proposed Bylaws” means the proposed new bylaws of New Quantum Space pursuant to the DGCL, attached to this proxy statement/prospectus as Annex C.

“Proposed Charter” means the proposed new certificate of incorporation of New Quantum Space pursuant to the DGCL, attached to this proxy statement/prospectus as Annex B.

“Proposed Domesticated Organizational Documents” means the Post-Domestication Charter and Post-Domestication Bylaws, together.

“Proposed Organizational Documents” means the Proposed Bylaws and Proposed Charter, together.

“Public Warrants” means the Inflection Point Warrants sold as part of the Inflection Point Units in Inflection Point’s IPO.

“Public Shareholders” means the holders of Public Shares of Inflection Point.

“Public Shares” means the Inflection Point Class A Shares initially sold in Inflection Point’s initial public offering.

“Quantum Space” means Quantum Space, LLC, a Delaware limited liability company.

“Quantum Space Common Units” means the common units of Quantum Space.

“Quantum Space Equity Holders” means the holders of equity securities of Quantum Space.

“Quantum Space Lock-Up Agreement” means the Lock-Up Agreement to be entered into by and among New Quantum Space and the Lock-Up Holders at the Closing.

“R&D” means research and development.

“Record Date” means [•], 2026.

“Recapitalization” means the recapitalization Quantum Space will effectuate immediately prior to the Closing, pursuant to which, among other things, all outstanding equity securities of Quantum Space, other than the Pre-Funded Preferred Units and Pre-Funded Warrants issued to the Pre-Funded Investors in the Pre-Funded Investment, will be converted or exchanged into Quantum Space Common Units.

“Redemption Price” means [•].

“Reed Smith” means Reed Smith LLP, counsel to Quantum Space.

“Registration Rights Agreement” means the amended and restated registration rights agreement to be entered into by and among New Quantum Space, the Sponsor, Quantum Space stockholders, Pre-Funded PIPE Investors and the Closing PIPE Investors at the Closing.

“Related Corporation” means any “parent corporation” or “subsidiary corporation” of New Quantum Space whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

“Rule 144” means Rule 144 under the Securities Act.

“Sellers” means each holder of Quantum Space Units immediately prior to the Recapitalization (other than Quantum Space itself) that is identified as a Seller on the Closing Member Schedule (as defined in the Business Combination Agreement) to the Business Combination Agreement and that is to receive Aggregate Consideration in respect of the Business Combination, in each case as such person executes and becomes a party to each Ancillary Document required to be executed by such Person in connection with the Business Combination (which shall include the

Company A&R Operating Agreement, the Seller Class B Subscription Agreement, the Seller Lock-Up Agreement, the A&R Registration Rights Agreement and the Tax Receivable Agreement, as applicable, and shall include the Member Support Agreement solely with respect to any such Person that is also a Required Member).

“Series A Preferred Stock” means the 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share, of New Quantum Space.

“Series A SPAs” means the securities purchase agreement, dated as of June 8, 2026, by and among PubCo, Quantum Space and certain accredited investors named therein.

“Sponsor” means Inflection Point Holdings VI LLC, a Delaware limited liability company.

“Sponsor Lock-Up Agreement” means the Lock-Up Agreement to be entered into by and between the Sponsor and New Quantum Space at the Closing.

“Sponsor Lock-Up Founder Shares” means any shares of New Quantum Space Class A-1 Common Stock the Sponsor received upon conversion of its Inflection Point Class B Shares in connection with the Domestication and the Merger.

“Sponsor Lock-Up Securities” means the Sponsor Lock-Up Founder Shares and Sponsor Lock-Up Warrants.

“Sponsor Lock-Up Warrants” means any warrants to acquire shares of New Quantum Space Class A-1 Common Stock held by the Sponsor.

“Sponsor Share Conversion” means the conversion of Founder Shares into Inflection Point Class A Shares immediately prior to the Domestication.

“Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of June 8, 2026, by and between Sponsor, Quantum Space and Inflection Point, and attached hereto as Annex D.

“Trust Account” means the trust account of Inflection Point that holds the proceeds from the IPO and certain of the proceeds from the sale of the Private Placement Warrants.

“White & Case” means White & Case LLP, counsel to Inflection Point.

MARKET AND INDUSTRY DATA

Information contained in this proxy statement/prospectus concerning the market and the industry in which Quantum Space competes, including its market position, general expectations of market opportunity, size and growth rates, is based on information from various third-party sources, on assumptions made by Quantum Space based on such sources and Quantum Space’s knowledge of the markets for its services and solutions. This information and any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. We have not independently verified this third-party information. The industry in which Quantum Space operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors — Risks Related to Quantum Space’s Business” beginning on page 60 of this proxy statement/prospectus and elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies or expectations for Inflection Point’s, Quantum Space’s and New Quantum Space’s respective business, and the timing for and ability of Quantum Space and Inflection Point to complete the Business Combination. These statements are based on the beliefs and assumptions of the management of Quantum Space and Inflection Point. Although Quantum Space and Inflection Point believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Quantum Space nor Inflection Point can assure you that either will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “strive,” “target,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

BDO USA, P.C., Inflection Point’s independent auditor, has not examined, compiled or otherwise applied procedures with respect to the accompanying forward-looking financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it.

Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about Quantum Space and Inflection Point prior to the Business Combination and the Company following the Business Combination, including:

•        the ability to satisfy the closing conditions to the Business Combination, including approval by equityholders of Quantum Space;

•        the ability to realize the benefits expected from the Business Combination;

•        the ability to consummate the Business Combination;

•        the ability to obtain and/or maintain the listing of the New Quantum Space Class A-1 Common Stock on Nasdaq following the Business Combination;

•        the ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness;

•        the future financial performance of New Quantum Space and Quantum Space OpCo following the Business Combination;

•        New Quantum Space’s and Quantum Space OpCo’s ability to retain or recruit, or to effect changes required in, their officers, key employees or directors following the Business Combination;

•        New Quantum Space’s and Quantum Space OpCo’s ability to comply with laws and regulations applicable to their business; and

•        expansion plans and opportunities.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and Quantum Space’s and Inflection Point’s management teams’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of Quantum Space, Inflection Point and their respective directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing Quantum Space views as of any subsequent date. Inflection Point and Quantum Space do not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

x

You should not place undue reliance on these forward-looking statements. Should one or more of a number of known and unknown risks and uncertainties materialize, or should any of our assumptions prove incorrect, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to:

•        the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

•        the outcome of any legal proceedings that may be instituted against Quantum Space or Inflection Point following announcement of the Business Combination and transactions contemplated thereby;

•        the inability to complete the Business Combination due to the failure to obtain approval of Quantum Space’s equityholders or Inflection Point’s shareholders, the inability to complete the Closing PIPE Investments or the failure to meet other conditions to closing in the Business Combination Agreement;

•        the inability to obtain or maintain the listing of the New Quantum Space Class A-1 Common Stock on Nasdaq following the Business Combination;

•        changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination;

•        changes in applicable laws or regulations;

•        the risk that the Business Combination disrupts current plans and operations;

•        the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably;

•        the financial and business performance of Quantum Space, including Quantum Space’s anticipated results from operations in future periods;

•        the amount of redemptions by Public Shareholders being greater than expected, which may reduce the cash in the Trust Account available to New Quantum Space upon the consummation of the Business Combination;

•        costs related to the Business Combination;

•        the need to obtain and sustain governmental permits and approvals;

•        failure to comply with applicable anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations;

•        possible litigation risks, including permit disputes (including in respect of access and/or validity of tenure), environmental claims, occupational health and safety claims and employee claims;

•        any infringement of the intellectual property rights of third parties;

•        failure to adequately protect intellectual property rights;

•        issue with information technology systems, including cyber threats, disruption, damage and failure;

•        use of resources and management attention related to the requirements of being a public company in the United States; and

•        other risks and uncertainties indicated in this proxy statement/prospectus, including those set forth under the section entitled “Risk Factors” beginning on page 31 of this proxy statement/prospectus.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the Business Combination. The following questions and answers do not include all the information that is important to Inflection Point’s shareholders. Inflection Point urges shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the Business Combination and the voting procedures for the extraordinary general meeting, which will be held at [•], Eastern Time, on [•], 2026, at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast. To participate in the extraordinary general meeting online, visit [•] and enter the 12-digit control number included on your proxy card. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the extraordinary general meeting, as described in this proxy statement/prospectus.

Q.     Why am I receiving this proxy statement/prospectus?

A.     Inflection Point shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve the Business Combination Agreement and approve the Business Combination. The Business Combination Agreement provides that, among other things, following the Domestication of Inflection Point to Delaware as described below, Merger Sub will merge with and into Inflection Point, with Inflection Point surviving as a wholly-owned subsidiary of PubCo, and following the contribution of certain Quantum Space equity securities to PubCo, substantially all of the assets in the business of the combined company will be held by Quantum Space OpCo and its subsidiaries, in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described elsewhere in this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal” for more detail.

A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A, which is incorporated by reference into this proxy statement/prospectus, and you are encouraged to read it in its entirety.

In connection with the completion of the Business Combination, Inflection Point will provide its Public Shareholders the opportunity to redeem their Public Shares on the terms and conditions set forth in the Business Combination Agreement and Inflection Point’s governing documents. Inflection Point will complete the Redemption of properly tendered Public Shares at least one Business Day prior to the Domestication. As a condition to, and at least one Business Day prior to the Closing, Inflection Point will change its jurisdiction of incorporation by deregistering from the Register of Companies in the Cayman Islands as a Cayman Islands exempted company by way of continuation out of the Cayman Islands under Section 206 of the Companies Act and domesticating as a corporation under Section 388 of the DGCL, pursuant to which Inflection Point’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement, the Inflection Point Class B Shareholders will elect to convert each Inflection Point Class B Share, on a one-for-one basis, into an Inflection Point Class A Share. Immediately following such conversion, in connection with the Domestication, (i) each of the then issued and outstanding Inflection Point Class A Shares will convert automatically, on a one-for-one basis, into one share of Post-Domestication Inflection Point Common Stock; (ii) each of the then issued and outstanding Inflection Point Warrants will convert automatically into a Post-Domestication Warrant; and (iii) each of the then issued and outstanding Inflection Point Units consisting of one Inflection Point Class A Share and one-third of one Inflection Point Warrant will be cancelled and will thereafter entitle the holder thereof to one share of Post-Domestication Inflection Point Common Stock and one-third of one Post-Domestication Warrant. See the section of this proxy statement/prospectus entitled “The Domestication Proposal” for additional information.

THE VOTE OF INFLECTION POINT’S SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF INFLECTION POINT AND QUANTUM SPACE, CAREFULLY AND IN ITS ENTIRETY.

Q.     What proposals are shareholders of Inflection Point being asked to vote upon?

A.     At the extraordinary general meeting, Inflection Point is asking holders of Inflection Point Ordinary Shares to consider and vote upon:

•        The Business Combination Proposal;

•        The Domestication Proposal;

•        The Merger Proposal;

•        The Domesticated Organizational Documents Proposal;

•        The Advisory Organizational Documents Proposals;

•        The Director Election Proposal;

•        The New Quantum Space Incentive Plan Proposal;

•        The New Quantum Space Employee Stock Purchase Plan Proposal; and

•        The Adjournment Proposal, if presented.

If Inflection Point’s shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Business Combination Agreement are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could be terminated, and the Business Combination may not be consummated. See the sections of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal,” “Proposal No. 2 — The Domestication Proposal,” “Proposal No. 3 — The Merger Proposal,” “Proposal No. 4 — The Domesticated Organizational Documents Proposal,” “Proposal No. 6 — The Director Election Proposal,” “Proposal No. 7 — The New Quantum Space Incentive Plan Proposal” and “Proposal No. 8 — The New Quantum Space Employee Stock Purchase Plan Proposal.”

Inflection Point will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of Inflection Point should read it carefully.

After careful consideration, the Inflection Point Board has determined that each of (a) the Business Combination Proposal, (b) the Domestication Proposal, (c) the Merger Proposal, (d) the Domesticated Organizational Documents Proposal, (e) the Advisory Organizational Documents Proposals, (f) the Director Election Proposal, (g) the New Quantum Space Incentive Plan Proposal, (h) the New Quantum Space Employee Stock Purchase Plan Proposal and (i) the Adjournment Proposal, if presented, are in the best interests of Inflection Point and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Inflection Point’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

Q.     Are the proposals conditioned on one another?

A.     Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal.

Q.     Why is Inflection Point proposing the Business Combination?

A.     Inflection Point was incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses or entities.

Quantum Space, LLC is a Delaware limited liability company formed on May 19, 2021. Quantum Space is a company building the next generation of advanced maneuverable spacecraft to disrupt the orbital economy. Based on Inflection Point’s due diligence investigations of Quantum Space and the industry in which it operates, including the financial and other information provided by Quantum Space in the course of Inflection Point’s due diligence investigations, the Inflection Point Board believes that the Business Combination with Quantum Space is in the best interests of Inflection Point and its shareholders. However, there is no assurance of this. See “The Business Combination Proposal — Inflection Point Board’s Reasons for the Approval of the Business Combination” of this proxy statement/prospectus for additional information.

Although the Inflection Point Board believes that the Business Combination with Quantum Space presents a unique business combination opportunity and is in the best interests of Inflection Point and its shareholders, the Inflection Point Board did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the section entitled “The Business Combination Proposal — Inflection Point Board’s Reasons for the Approval of the Business Combination,” of this proxy statement/prospectus as well as in the section of this proxy statement/prospectus entitled “Risk Factors — Risks Related to Our Business and Industry.”

Q:     What will happen in the Domestication?

A:     Inflection Point will, subject to obtaining the required shareholder approvals and at least one business day prior to the date of Closing, change its jurisdiction of incorporation by deregistering from the Register of Companies in the Cayman Islands as a Cayman Islands exempted company by way of continuation out of the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware.

Subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, including approval of Inflection Point’s shareholders, (a) immediately prior to the Domestication, pursuant to the Sponsor Support Agreement, the Inflection Point Class B Shareholders, will elect to convert each Founder Share, on a one-for-one basis, into an Inflection Point Class A Share; (b) in connection with the Domestication, (i) each of the then issued and outstanding Inflection Point Class A Shares will convert automatically, on a one-for-one basis, into one Post-Domestication Class A Share; (ii) each of the then issued and outstanding Inflection Point Warrants will convert automatically into a Post-Domestication Warrant; and (iii) each of the then issued and outstanding Inflection Point Units consisting of one Inflection Point Class A Share and one-third of one Inflection Point Warrant will be cancelled and will thereafter entitle the holder thereof to one share of Post-Domestication Inflection Point Common Stock and one-third of one Post-Domestication Warrant. See the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Domestication Proposal.”

Q:     What will securityholders of Quantum Space receive in connection with the Business Combination?

A:     Immediately prior to the Closing, Quantum Space will effectuate the Recapitalization, pursuant to which, among other things, all outstanding equity securities of Quantum Space, other than the Pre-Funded Preferred Units and the Pre-Funded Warrant issued to the Pre-Funded Investors in the Pre-Funded Investment, will be converted or exchanged into Quantum Space Common Units, as set forth in the Seventh Amended and Restated Limited Liability Company Operating Agreement of Quantum Space, the result of which, among other things, will be that the Sellers will collectively hold Quantum Space Common Units as of immediately prior to the Closing.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, immediately prior to the Effective Time:

(1)    each Seller will contribute, assign, transfer, convey and deliver to New Quantum Space all or a portion of such Seller’s Quantum Space Common Units (as set forth in the Exchange Schedule), in exchange for shares of New Quantum Space Class A-1 Common Stock or New Quantum Space Class A-2 Common Stock, as applicable, on a one-for-one basis. Each Seller identified as a “Direct PubCo Seller” will contribute all of its Quantum Space Common Units to New Quantum Space, while each Seller identified as an “Up-C Seller” will contribute only the scheduled portion of its Quantum Space Common Units and retain the balance;

(2)    simultaneously with the Seller Contributions, each Pre-Funded Investor will contribute all of such holder’s Pre-Funded Preferred Units to New Quantum Space in exchange for the Pre-Funded Preferred Unit Consideration;

(3)    simultaneously with the Seller Contributions and the Preferred Contributions, each Pre-Funded Investor that elects to do so will contribute its Pre-Funded Warrant(s) to New Quantum Space in exchange for New Quantum Space Series A Warrants; and

(4)    simultaneously with, or immediately following, the Seller Contributions, the Preferred Contributions and the Warrant Contributions, each Closing PIPE Investor will purchase, and New Quantum Space will issue and sell to such Closing PIPE Investor, Series A Preferred Stock and New Quantum Space Series A Warrants subscribed for by such PIPE Investor in accordance with the applicable Series A SPA.

Pursuant to the Business Combination Agreement, the Aggregate Consideration to be paid to the Quantum Space Equity Holders (other than the holders of the Pre-Funded Preferred Units and the Pre-Funded Warrants in respect of those securities) in respect of the transactions contemplated by the Business Combination, a number of Quantum Space Common Units and shares of New Quantum Space Class A Common Stock equal, in the aggregate, to the quotient of (a) $600,000,000, divided by (b) the per-share redemption price applicable to an Inflection Point Class A Share elected to be redeemed, as calculated in accordance with the Investment Management Trust Agreement and Inflection Point’s amended and restated memorandum and articles of association. For the avoidance of doubt, the paired non-economic voting shares of New Quantum Space Class B-1 Common Stock and New Quantum Space Class B-2 Common Stock purchased by Up-C Sellers shall not constitute Aggregate Consideration.

The consideration to be paid in, or in connection with, the Business Combination to each holder of a Pre-Funded Preferred Unit shall be a number of shares of Series A Preferred Stock equal to the quotient of (i) the aggregate Series B preference amount of such holder’s Pre-Funded Preferred Units, divided by (ii) $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Preferred Units (with respect to the Pre-Funded Preferred Units sold pursuant to the Pre-Funded SPAs).

Q:     What are the reasons for the structure and timing of the Business Combination?

A:     Inflection Point was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, merger or other similar business combination with one or more businesses or entities. Following the consummation of Inflection Point’s IPO, the Sponsor and management team consisting of Michael Blitzer, Kevin Shannon and Adam Saks evaluated numerous opportunities across industries and verticals, predominately focused on North American and European businesses in disruptive growth sectors, and entered into confidentiality agreements with multiple targets to facilitate due diligence. Mr. Blitzer, Mr. Shannon and Mr. Saks conducted an expansive search process informed by the investing, operating, and transaction experience of the Inflection Point platform. From the time of Inflection Point’s IPO, through May 8, 2026, when Inflection Point entered into a letter of intent with Quantum Space, the team reviewed more than thirteen acquisition opportunities, executed approximately eight non-disclosure agreements, and delivered three initial draft letters of intent, including the proposal to Quantum Space. Inflection Point ultimately determined not to proceed with the other potential acquisition opportunities based on, among other factors, the fact that Inflection Point could not come to an agreement with the other counterparties on the economic terms for a potential transaction. Following extensive due diligence conducted by Inflection Point’s management and its advisors, and following detailed discussions with Quantum Space, Inflection Point concluded that Quantum Space represented a uniquely compelling opportunity for Inflection Point and its shareholders.

Inflection Point and Quantum Space pursued the Pre-Funded PIPE Investment and the Closing PIPE Investments in order to provide additional capital to fund Quantum Space’s operations, research and development, and administration before and after the Business Combination.

In connection with the transactions contemplated by the Business Combination Agreement, on the Signing Date, Quantum Space entered into the Pre-Funded SPAs with the Pre-Funded Investors. Pursuant to the Pre-Funded SPAs, the Pre-Funded Investors agreed, among other things, to purchase, and Quantum Space issued and sold, an aggregate of 5,882,352 Pre-Funded Preferred Units and 5,882,352 Pre-Funded Warrants, substantially concurrently with the execution and delivery of the Business Combination Agreement for an aggregate purchase price of approximately $60 million.

Also on the Signing Date, PubCo, Quantum Space and the Closing PIPE Investors entered into the Series A SPAs. Pursuant to the Series A SPAs, the Closing PIPE Investors have agreed, among other things, to purchase, at Closing, (i) 19,999,994 shares of New Quantum Space Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation and (ii) Preferred Investor Warrants to purchase an aggregate of 19,999,994 shares of New Quantum Space Class A-1 Common Stock, for an aggregate purchase price of approximately $240 million. Each share of New Quantum Space Series A Preferred Stock will have a stated value of $12.00.

As contemplated by the Business Combination Agreement, the structure and timing of the Business Combination, Pre-Funded Investment and Closing PIPE Investment are consistent with common practice in initial business combination transactions consummated by special purpose acquisition companies. In addition, the timing for the consummation of the Business Combination provided for in the Business Combination Agreement, Pre-Funded SPAs and Series A SPAs, which was effectively as soon as reasonably practicable following the execution of the Business Combination Agreement, was determined and agreed by the parties in light of general business considerations weighing in favor of consummating the transaction promptly.

For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination.”

Q.     What equity stake will current Inflection Point securityholders and Quantum Space Equity Holders hold in New Quantum Space immediately after the consummation of the Business Combination?

The following summarizes the pro forma shares outstanding of New Quantum Space Common Stock and Series A Preferred Stock (on an as-converted to New Quantum Space Class A-1 Common Stock basis as of the Closing Date) under the three redemption scenarios, on an as-converted basis, excluding the potential dilutive effect of warrants to purchase shares of New Quantum Space Class A-1 Common Stock:

	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	25,300,000	21.1%	12,650,000	11.8%	0	0.0%
Sponsor(4)	8,433,333	7.0%	8,433,333	7.9%	8,433,333	8.9%
Series B Holders (as-converted)(5)	6,011,925	5.0%	6,011,925	5.6%	6,011,925	6.4%
Series A Holders (as-converted)(6)	19,999,994	16.7%	19,999,994	18.7%	19,999,994	21.2%
Quantum Space Equity Holders(7)	59,994,140	50.1%	59,994,140	56.0%	59,994,140	63.5%
Total	119,739,392	100.0%	107,089,392	100.0%	94,439,392	100.0%

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that holders of 50% of the Public Shares, 12,650,000 Public Shares, exercise their redemption rights for an aggregate payment of approximately $126.5 million (based on the estimated per-share redemption price of approximately $10.00 per share) from the Trust Account based on funds in the Trust Account as of March 31, 2026.

(3)      Assumes that holders of 100% of the Public Shares, 25,300,000 Public Shares, exercise their redemption rights for an aggregate payment of approximately $253.0 million (based on the estimated per-share redemption price of approximately $10.00 per share) from the Trust Account based on funds in the Trust Account as of March 31, 2026.

(4)      Consists of 8,433,333 shares of New Quantum Space Class A-1 Common Stock issued upon conversion of Founder Shares.

(5)      Consists of shares of New Quantum Space Class A-1 Common Stock issuable upon conversion of 6,011,925 shares of Series A Preferred Stock to be issued upon conversion of Pre-Funded Preferred Units sold in the Pre-Funded Investment (taking into account accrued payment-in-kind dividends through August 14, 2026).

(6)      Consists of 19,999,994 shares of New Quantum Space Class A-1 Common Stock issuable upon conversion of shares of Series A Preferred Stock to be issued pursuant to the Series A SPAs.

(7)     Based on the Aggregate Consideration of $600 million divided by the estimated per-share Redemption Price of approximately $10.00 per share from the Trust Account based on funds in the Trust Account as of March 31, 2026. Consists of (i) 27,731,702 shares of New Quantum Space Class A-1 Common Stock, (ii) 322,624 shares of New Quantum Space Class A-2 Common Stock and (iii) 31,939,814 shares of New Quantum Space Class B-2 Common Stock (non-economic, paired with retained Quantum Space Common Units). The Quantum Space Equity Holders include holders receiving shares through the Up-C structure, whereby Up-C Sellers retain 99% of their Quantum Space Common Units paired with shares of New Quantum Space Class B-2 Common Stock (carrying ten votes per share) and contribute 1% in exchange for shares of New Quantum Space Class A-2 Common Stock (carrying ten votes per share).

The following summarizes the pro forma shares outstanding of New Quantum Space Common Stock on a fully diluted basis, assuming the exercise of all New Quantum Space Warrants and New Quantum Space Series A Warrants to purchase shares of New Quantum Space Class A-1 Common Stock:

	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	25,300,000	15.7%	12,650,000	8.5%	0	0.0%
Public Warrant Holders(8)	8,433,333	5.2%	8,433,333	5.7%	8,433,333	6.2%
Sponsor (shares + warrants)(9)	13,433,333	8.3%	13,433,333	9.0%	13,433,333	9.9%
Series B Holders (preferred as-converted + warrants)(10)	11,894,277	7.4%	11,894,277	8.0%	11,894,277	8.7%
Series A Holders (preferred as-converted + warrants)(11)	39,999,988	24.8%	39,999,988	26.9%	39,999,988	29.4%
Quantum Space Equity Holders(7)	59,994,140	37.2%	59,994,140	40.3%	59,994,140	44.1%
IPO Underwriter Warrants(12)	2,400,000	1.5%	2,400,000	1.6%	2,400,000	1.8%
Total	161,455,071	100.0%	148,805,071	100.0%	136,155,071	100.0%

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that holders of 50% of the Public Shares, 12,650,000 Public Shares, exercise their redemption rights for an aggregate payment of approximately $126.5 million (based on the estimated per-share redemption price of approximately $10.00 per share) from the Trust Account based on funds in the Trust Account as of March 31, 2026.

(3)      Assumes that holders of 100% of the Public Shares, 25,300,000 Public Shares, exercise their redemption rights for an aggregate payment of approximately $253.0 million (based on the estimated per-share redemption price of approximately $10.00 per share) from the Trust Account based on funds in the Trust Account as of March 31, 2026.

(7)      Based on the Aggregate Consideration of $600 million divided by the estimated per-share Redemption Price of approximately $10.00 per share from the Trust Account based on funds in the Trust Account as of March 31, 2026. Consists of (i) 27,731,702 shares of New Quantum Space Class A-1 Common Stock, (ii) 322,624 shares of New Quantum Space Class A-2 Common Stock and (iii) 31,939,814 shares of New Quantum Space Class B-2 Common Stock (non-economic, paired with retained Quantum Space Common Units). The Quantum Space Equity Holders include holders receiving shares through the Up-C structure, whereby Up-C Sellers retain 99% of their Quantum Space Common Units paired with shares of New Quantum Space Class B-2 Common Stock (carrying ten votes per share) and contribute 1% in exchange for shares of New Quantum Space Class A-2 Common Stock (carrying ten votes per share).

(8)      Consists of New Quantum Space Warrants held by public warrant holders, each exercisable for one share of New Quantum Space Class A-1 Common Stock.

(9)      Consists of (i) 8,433,333 shares of New Quantum Space Class A-1 Common Stock issued upon conversion of Founder Shares, and (ii) 5,000,000 New Quantum Space Warrants (converted from Private Placement Warrants purchased by the Sponsor at $1.00 per warrant).

(10)    Consists of (i) 6,011,925 shares of New Quantum Space Class A-1 Common Stock issuable upon conversion of Series A Preferred Stock issued in exchange for Pre-Funded Preferred Units, and (ii) New Quantum Space Series A Warrants exercisable for 5,882,352 shares of New Quantum Space Class A-1 Common Stock issued in exchange for Pre-Funded Warrants.

(11)    Consists of (i) 19,999,994 shares of New Quantum Space Class A-1 Common Stock issuable upon conversion of shares of Series A Preferred Stock issued pursuant to the Series A SPAs, and (ii) New Quantum Space Series A Warrants exercisable for 19,999,994 shares of New Quantum Space Class A-1 Common Stock issued pursuant to the Series A SPAs.

(12)    Consists of 2,400,000 New Quantum Space Warrants (converted from Private Placement Warrants held by the IPO underwriter).

Q:     What is the effective purchase price attributed to the New Quantum Space Common Stock to be received by the Public Shareholders, the Sponsor, and the Quantum Space stockholders at Closing?

A.     Pursuant to the Business Combination Agreement, Public Shareholders who do not redeem their Public Shares will receive one share of New Quantum Space Common Stock for each Public Share held by them immediately prior to the Merger. While Inflection Point cannot be certain of the price such Public Shareholders paid for their Public Shares, assuming they purchased their Public Shares for $10.00 per share, which was the price of the Inflection Point Units sold in Inflection Point’s IPO, the effective purchase price paid per share of New Quantum Space Common Stock issued to each Public Shareholder at Closing would be $10.00. In connection with Inflection Point’s IPO, the Sponsor paid an aggregate of $25,000 for the Founder Shares, or approximately $0.003 per share. In connection with the Business Combination, an aggregate of 8,433,333 Founder Shares held by the Sponsor will be voluntarily converted on a one-for-one basis into Inflection Point Class A Shares immediately prior to the Domestication, which will then automatically convert at the effective time of the Domestication into an equal number of shares of Post-Domestication Inflection Point Common Stock, which will then convert at the Effective Time into the right to receive an equal number of shares of New Quantum Space Class A-1 Common Stock, valued at approximately $[•] per share based on the closing price per Inflection Point Class A Share on [•], 2026. The Sponsor also purchased 5,000,000 Private Placement Warrants at a price of $1.00 per warrant in a private placement that occurred simultaneously with the closing of the Inflection Point IPO; such Private Placement Warrants will automatically be assumed by New Quantum Space and shall thereafter constitute a New Quantum Space Warrant. As a result of the low price the Sponsor paid for the Founder Shares, the Sponsor may realize a positive rate of return on its investment in the Founder Shares even if the market price per share of New Quantum Space Common Stock is below $10.00 per share after Closing, in which case the Public Shareholders may experience a negative rate of return on their investment. Based on the closing price of $[•] per Inflection Point Class A Share on [•], 2026, the Sponsor may receive potential profits of approximately $[•] per Founder Share, and accordingly may make a substantial profit on its investment in the Founder Shares at a time when shares of New Quantum Space Common Stock may have lost significant value. On the other hand, if Inflection Point liquidates without completing a business combination during the completion window, the Sponsor will lose its investment in Inflection Point.

For information about conflicts of interest with respect to the Sponsor, see “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination.” For information about the compensation of the Sponsor and our officers and directors, see “Information About Inflection Point — Executive and Director Compensation.” For information about the securities owned by the Sponsor, see “Beneficial Ownership of Securities” and “Certain Relationships and Related Persons Transactions.”

Q.     Who is the Sponsor?

A.     In January 2021, members of Inflection Point’s management team founded Inflection Point Acquisition Corp. (“IPAX”), a special purpose acquisition company formed for substantially similar purposes as Inflection Point. IPAX completed its initial public offering in September 2021, in which it sold 32,975,000 units, each consisting of one share of IPAX common stock and one-half of one warrant to purchase one share of IPAX common stock, for an offering price of $10.00 per unit, generating aggregate proceeds of $329,750,000. On September 16, 2022, IPAX announced its business combination with Intuitive Machines (“LUNR”), a diversified space exploration, infrastructure, and services company with marquee contracts supporting NASA’s $93 billion Artemis program. Prior to the extraordinary general meeting of IPAX shareholders to approve the business combination with LUNR, holders of 27,481,818 of IPAX Class A ordinary shares, or 83.34% of the outstanding IPAX Class A ordinary shares and 89.37% of the outstanding IPAX Class A ordinary shares not held by affiliates of IPAX, exercised their right to redeem those shares for cash at a price of approximately $10.1843 per share, for an aggregate of $279,884,313.81. The transaction with LUNR closed on February 13, 2023, and began trading on Nasdaq on February 14, 2023 under the ticker “LUNR.” Mr. Blitzer and Mr. Shannon believe LUNR represented a high-quality, public-ready company with a history of significant revenue growth and believe the deal’s valuation was attractive and the significant $50 million capital commitment from the sponsor supporting the transaction was a main differentiator. IPAX supported the transaction with extensive due diligence, significant investor outreach, and comprehensive planning, including a detailed media plan and retaining due diligence and capital markets advisors.

LUNR’s shares of Class A common stock and its warrants are listed on Nasdaq under the symbols “LUNR” and “LUNRW,” respectively. On August 11, 2026, the closing sale price of shares of the Class A common stock of LUNR was $16.48. Under the terms of the warrant agreement governing LUNR’s warrants, LUNR had the right to redeem all outstanding warrants if the last sales price of the Class A common stock was at least $18.00 per share for any 20 trading days within any 30-day trading period ending on the third business day prior to the date on which a notice of redemption is given. The last sales price of the Class A common stock was at least $18.00 per share on each of 20 trading days within the 30-day trading period ending on January 30, 2025. Accordingly, LUNR redeemed the warrants effective as of March 6, 2025.

In March 2023, Mr. Blitzer and Mr. Shannon founded Inflection Point Acquisition Corp. II (“IPXX”), a special purpose acquisition company formed for substantially similar purposes as Inflection Point. IPXX completed its initial public offering in May 2023, in which it sold 25,000,000 units, each consisting of one Class A ordinary share of IPXX and one-half of one warrant to purchase one share of IPXX common stock, for an offering price of $10.00 per unit, generating aggregate proceeds of $250,000,000. On August 21, 2024, IPXX entered into a business combination with USA Rare Earth, LLC (“USARE”), a company whose mission is to establish a vertically integrated, domestic rare earth magnet supply chain that supports the future state of energy, mobility, and national security in the United States. USARE is developing a NdFeB magnet manufacturing plant in the United States, and establishing domestic rare earth and critical minerals supply, extraction, and processing capabilities to supply its magnet manufacturing plant and market surplus materials to third-parties. IPXX held a vote on November 18, 2024 to extend the date by which IPXX must complete an initial business combination from November 30, 2024 to August 21, 2025. In connection with such extension, holders of 22,794,651 Class A ordinary shares of IPXX, or 91.18% of the outstanding IPXX public shares, exercised their right to redeem those shares for cash at a price of approximately $10.83 per share, for an aggregate of $246.9 million. Prior to the extraordinary general meeting of IPXX shareholders to approve the business combination with USARE, holders of 128,140 IPXX Class A ordinary shares, or 5.8% of the outstanding IPXX Class A ordinary shares, exercised their right to redeem those shares for cash at a price of approximately $11.00 per share, for an aggregate of $1,409,139.27. The transaction with USARE closed on March 13, 2025 and began trading on March 14, 2025 under the ticker “USAR.” Mr. Blitzer and Mr. Shannon believe USARE represented a promising opportunity in an industry with significant tailwinds and believed the deal’s valuation was attractive and the significant $31.7 million capital commitment from affiliates of the sponsor and their network of investors supporting the transaction was a main differentiator.

USARE’s common stock is listed on Nasdaq under the symbol “USAR.” On August 11, 2026, the closing sale price of shares of the common stock of USARE was $18.91.

In January 2024, Mr. Blitzer and Mr. Shannon founded Inflection Point Acquisition Corp. III (“IPCX”), a blank check company formed for substantially similar purposes as our company. IPCX completed its initial public offering in April 2025, in which it sold 25,300,000 units, each consisting of one Class A ordinary share of IPCX and one right to receive one-tenth of one Class A ordinary share, for an offering price of $10.00 per unit, generating aggregate proceeds of $253,000,000. On August 25, 2025, IPCX announced its business combination with A1R WATER, a global leader in atmospheric water generation. The transaction is expected to close in the third quarter of 2026.

IPCX’s units, Class A ordinary shares and warrants are listed on Nasdaq under the symbols “IPCXU,” “IPCX” and “IPCXR,” respectively. On August 11, 2026, the closing sale list prices of its units, Class A ordinary shares and rights were $5.80, $5.44 and $0.35, respectively.

In June 2024, Inflection Point Fund provided the risk capital to form Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I, “IPDX”), a SPAC formed for substantially similar purposes as our company by a separate management team. IPDX completed its initial public offering in November 2024, in which it sold 25,000,000 units, each consisting of one Class A ordinary share of IPDX and one right to receive one-tenth of one Class A ordinary share of IPDX upon consummation of IPDX’s initial business combination, for an offering price of $10.00 per unit, generating aggregate gross proceeds of $250,000,000. IPF has an economic interest in approximately 60.1% of the founder shares and 100% of the private placement securities of IPDX. In July 2025, Messrs. Blitzer and Shannon were appointed as President and Chief Executive Officer, and Chief Operating Officer, respectively, of IPDX. Mr. Blitzer was also appointed to the board of directors. On August 14, 2025, IPDX announced a business combination agreement with Merlin Labs, Inc. (“MRLN”), a leading developer of assured, autonomous flight technology for defense customers. Prior to the extraordinary general meeting of IPDX shareholders to approve the business combination with MRLN, holders of 22,550,551 IPDX Class A ordinary shares, or 90.20% of the outstanding IPDX Class A ordinary shares exercised their right to redeem those shares for cash at a price of approximately $10.5591 per share, for an aggregate of approximately $238.1 million. The transaction with MRLN closed on March 16, 2026, and began trading on Nasdaq on March 17, 2026 under the ticker “MRLN.” We believe MRLN represents an innovative company with significant potential to change the nature of flight. We believe the deal’s valuation was attractive and the significant $140 million capital commitments from IPF and its network of investors supporting the transaction was a main differentiator. There was no vote held to extend the date by which IPDX was required to complete its initial business combination because IPDX completed its initial business combination with MRLN within 24 months of its initial public offering.

MRLN’s common stock is listed on Nasdaq under the symbol “MRLN.” On August 11, 2026, the closing prices of MRLN’s common stock was $4.41.

In May 2024, a separate management team formed a special purpose acquisition company, Maywood Acquisition Corp. (“IPEX”) for substantially similar purposes as our company. IPEX completed its initial public offering in February 2025, in which it sold 8,625,000 units, each consisting of one IPEX Class A ordinary share and one right to receive one-fifth of one IPEX Class A ordinary share upon consummation of IPEX’s initial business combination, for an offering price of $10.00 per unit, generating aggregate gross proceeds of $86,250,000. In September 2025, IPF acquired control of IPEX, as well as approximately 33% of the founder shares of IPEX. In connection with such acquisition, Messrs. Blitzer and Shannon were appointed as Chairman and Chief Executive Officer, and Chief Operating Officer, respectively, of IPEX. Mr. Blitzer was also appointed to the board of directors. On October 14, 2025, IPEX announced a business combination agreement with GOWell Technology Limited, a leading global innovator in well logging technologies. The transaction is expected to close in the second half of 2026.

IPEX’s units, Class A ordinary shares and rights are listed on Nasdaq under the symbols “IPEXU,” “IPEX” and “IPEXR,” respectively. On August 11, 2026, the closing prices of its units, Class A ordinary shares and rights were $11.05, $10.57 and $0.46, respectively.

In April 2025, a separate management team formed a special purpose acquisition company, Columbus Circle Capital Corp II (to be renamed Inflection Point Acquisition Corp. VII, (“IPXG”)), for substantially similar purposes as Inflection Point. IPXG completed its initial public offering in February 2026, in which it sold 23,000,000 units, each consisting of one Class A ordinary share of IPXG and one third of one warrant to purchase one IPXG Class A ordinary share, for an offering price of $10.00 per unit, generating aggregate gross proceeds of $230,000,000. In June 2026, in connection with an announced business combination agreement with Elroy Air, Inc. (“Elroy Air”), the initial management team and sponsor of IPXG partnered with IPAM, which has significant experience with negotiating and consummating de-SPAC transactions and which introduced IPXG and the sponsor to Elroy Air. In connection with such partnership, Messrs. Blitzer and Shannon were appointed as Chairman and Chief Executive Officer, respectively, of IPXG. Mr. Blitzer was also appointed to the board of directors. Elroy Air is a leading U.S.-based technology developer of autonomous heavy-cargo drones for defense, rapid response and commercial logistics. The transaction is expected to close in the fourth quarter of 2026.

IPXG’s units, Class A ordinary shares and warrants are listed on Nasdaq under the symbol “CMIIU,” “CMII” and “CMIIW,” respectively. On August 11, 2026, the closing prices of its units, Class A ordinary shares and warrants were $10.79, $10.20 and $0.83, respectively.

Past performance by our management team, including with respect to IPAX, IPXX, IPCX, IPDX, IPEX and IPXG is not a guarantee of success with respect to the Business Combination with Quantum Space. You should not rely on the historical record of the performance of our management team or businesses associated with them, including IPAX, IPXX, IPCX, IPDX, IPEX and IPXG as indicative of our future performance of an investment in Inflection Point or New Quantum Space or the returns we will, or are likely to, generate going forward. For information about conflicts of interest with respect to the Sponsor, see “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination.” For information about the compensation of the Sponsor and our officers and directors, see “Information About Inflection Point — Executive and Director Compensation.” For information about the securities owned by the Sponsor, including transfer restrictions and required forfeitures, see “Beneficial Ownership of Securities” and “Certain Relationships and Related Person Transactions.”

Q:     Did the Inflection Point Board obtain a third-party opinion in determining whether or not to proceed with the Business Combination?

A:     Yes. On June 6, 2026, the Inflection Point Board received an opinion from Newbridge as to (i) the fairness, as of such date, from a financial point of view, to the Inflection Point Unaffiliated Shareholders of the Aggregate Consideration to be paid by Inflection Point in the Business Combination, and (ii) whether the Business Combination has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement, which was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on and scope of the review undertaken by Newbridge, as set forth in such opinion, as more fully described in the subsection “The Business Combination — Opinion of Newbridge Securities Corporation.” A copy of Newbridge’s opinion is attached hereto as Annex F.

Q.     How has the announcement of the Business Combination affected the trading price of the Inflection Point Class A Shares?

A.     On June 5, 2026, the last trading date prior to the public announcement of the Business Combination, Inflection Point Units, Inflection Point Class A Shares and Inflection Point Warrants closed at $10.23, $10.00 and $0.78, respectively. As of August 11, 2026, the last practicable trading day immediately prior to the filing date of this proxy statement/prospectus, the closing price for each Inflection Point Unit, Inflection Point Class A Share and Inflection Point Warrant was $10.68, $10.11 and $1.33, respectively.

Q:     Are there material differences between my rights as an Inflection Point shareholder and my rights as a New Quantum Space stockholder?

A:     Yes, there are certain material differences between your rights as an Inflection Point shareholder and your rights as a New Quantum Space stockholder. Please read the sections entitled “Description of New Quantum Space Securities” and “Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication.”

Q.     Will Inflection Point obtain new financing in connection with the Business Combination?

A.     PubCo will sell to the Closing PIPE Investors at Closing, an aggregate of (i) 19,999,994 shares of Series A Preferred Stock and (ii) New Quantum Space Series A Warrants to purchase an aggregate of 19,999,994 shares of New Quantum Space Class A-1 Common Stock, for an aggregate purchase price of $240 million.

Q.     Will Quantum Space obtain new financing in connection with the Business Combination?

A.     Yes. The Pre-Funded Investors purchased the Pre-Funded Preferred Units and the Pre-Funded Warrants for an aggregate purchase price of approximately $60 million, pursuant to the Pre-Funded SPAs.

See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Related Agreements — Pre-Funded SPAs and Series A SPA.”

Q.     Why is Inflection Point proposing the Domestication?

A.     The Inflection Point Board believes that there are significant advantages to New Quantum Space that will arise as a result of a change of Inflection Point’s domicile to the State of Delaware, including (a) the prominence, predictability and flexibility of the DGCL, (b) Delaware’s well-established principles of corporate governance and (c) the increased ability for Delaware corporations to attract and retain qualified directors. Further, the Inflection Point Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. Each of the foregoing are discussed in greater detail in the section of this proxy statement/prospectus entitled “The Domestication Proposal — Reasons for the Domestication.”

To effect the Domestication, Inflection Point will (a) file all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to paid, and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Section 206 of the Companies Act and in accordance therewith, and (b) file the Post-Domestication Charter and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Inflection Point will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal is a condition to closing the Business Combination under the Business Combination Agreement. The approval of the Domestication Proposal requires a special resolution of the Inflection Point Class B Shareholders, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 49.2 of the Cayman Constitutional

Documents. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

Q.     What amendments will be made to the Cayman Constitutional Documents?

A.     The consummation of the Business Combination is conditioned, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, Inflection Point Class B Shareholders are also being asked to consider and vote upon the Domestication Proposal and the Domesticated Organizational Documents Proposal. Upon approval of the Domestication Proposal and the Domesticated Organizational Documents Proposal, the Cayman Constitutional Documents will be replaced, in each case, under the Companies Act, with the Proposed Charter and the Proposed Bylaws, in each case, under the DGCL, which differ materially from the Cayman Constitutional Documents, and those differences are discussed in greater detail in the sections entitled “The Domestication Proposal,” “The Domesticated Organizational Documents Proposal” and “The Advisory Organizational Documents Proposals.” The Domestication Proposal and the Domesticated Organizational Documents Proposal are being presented for approval by special resolution of the holders of the Inflection Point Class B Shares pursuant to Article 49.2 of the Cayman Constitutional Documents, and the Inflection Point Class A Shareholders will have no right to vote on those proposals.

Q.     How will the Domestication affect my Inflection Point Class A Shares, Inflection Point Warrants and Inflection Point Units?

A.     Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement, the Inflection Point Class B Shareholders will elect to convert each Inflection Point Class B Share issued and outstanding into one Inflection Point Class A Share. Immediately following such conversion, in connection with the Domestication, (a) each Inflection Point Class A Share issued and outstanding immediately prior to the Domestication will automatically convert into one share of Post-Domestication Inflection Point Common Stock, (b) each of the then issued and outstanding Inflection Point Warrants will convert automatically, on a one-for-one basis, into Post-Domestication Warrants, and (c) each Inflection Point Unit issued and outstanding as of immediately prior to the Domestication will be cancelled and converted into one share of Post-Domestication Inflection Point Common Stock and one-third of one Post-Domestication Warrant, with any fractional Post-Domestication Warrants to be issued in connection with such separation rounded down to the nearest whole warrant.

Q.     What are the material U.S. federal income tax considerations of the Domestication?

A.     As discussed more fully under “Material U.S. Federal Income Tax Considerations” of this proxy statement/prospectus, whether the Domestication will qualify as an F Reorganization is not free from doubt due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to an entity that holds only investment-type assets. Inflection Point will receive an opinion of White & Case LLP, to be filed by amendment as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms a part, that the Domestication should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization”). Assuming that the Domestication so qualifies, and subject to the “passive foreign investment company” (“PFIC”) rules discussed below and under “Material U.S. Federal Income Tax Considerations — I. U.S. Holders — A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations”, U.S. Holders of Inflection Point Class A Shares will be subject to Section 367(b) of the Code in connection with the Domestication and, as a result:

•        A U.S. Holder whose Inflection Point Class A Shares have a fair market value of less than $50,000 on the date of the Domestication and who, on the date of the Domestication, owns (actually or constructively) less than 10% of the total combined voting power of all classes of Inflection Point stock entitled to vote and less than 10% of the total value of all classes of Inflection Point stock generally will not recognize any income, gain or loss in connection with the Domestication.

•        A U.S. Holder whose Inflection Point Class A Shares have a fair market value of $50,000 or more on the date of the Domestication and who is not a 10% U.S. Shareholder generally will recognize gain (but not loss) on the exchange of Inflection Point Class A Shares for Post-Domestication Inflection Point Common

Stock in the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its Inflection Point Class A Shares.

•        A U.S. Holder who, on the date of the Domestication, owns (actually or constructively) 10% or more of the total combined voting power of all classes of Inflection Point stock entitled to vote or 10% or more of the total value of all classes of Inflection Point stock (a “10% U.S. Shareholder”) generally will be required to include in income as a deemed dividend the “all earnings and profits amount” attributable to its Inflection Point Class A Shares as a result of the Domestication. Inflection Point does not expect to have significant cumulative earnings and profits on the date of the Domestication.

As discussed more fully under “Material U.S. Federal Income Tax Considerations — I. U.S. Holders — A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations”, Inflection Point believes that it is likely classified as a PFIC for U.S. federal income tax purposes. If Inflection Point were classified as a PFIC for U.S. federal income tax purposes, then notwithstanding the U.S. federal income tax consequences of the Domestication discussed above, proposed Treasury Regulations under Section 1291(f) of the Code and certain other PFIC rules (which have retroactive effective dates), if finalized in their current form, generally would require a U.S. Holder to recognize gain (but not loss) on the exchange of Inflection Point Class A Shares or Inflection Point Warrants for Post-Domestication Inflection Point Common Stock or Post-Domestication Warrants, respectively, pursuant to the Domestication. Only in respect of the exchange of Inflection Point Class A Shares for Post-Domestication Inflection Point Common Stock, no such gain recognition would generally be required if such U.S. Holder has made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election with respect to its Inflection Point Class A Shares. Any gain recognized under the PFIC rules would be taxable income, with the gain allocated ratably over the U.S. Holder’s holding period. The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which Inflection Point was a PFIC would be included in the U.S. Holder’s gross income as ordinary income, and the amount allocated to each other prior taxable year would be taxed at the highest tax rate in effect for such year, with an interest charge applied to the resulting tax attributable to each such prior taxable year, in each case with no corresponding receipt of cash in the Domestication to cover the resulting tax liability. In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b), which affect the manner in which the rules under such other sections apply to transfers of PFIC stock. Under current law, no QEF Election or MTM Election may be made with respect to an option, which would include an Inflection Point Warrant.

Additionally, the Domestication may cause Non-U.S. Holders to become subject to U.S. federal income withholding taxes on any amounts treated as dividends paid in respect of such Non-U.S. Holder’s New Quantum Space Class A-1 Common Stock after the Domestication.

Although the redemptions of holders that exercise redemption rights with respect to Inflection Point Class A Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, U.S. Holders and Non-U.S. Holders exercising redemption rights would still be subject to the potential tax consequences of the Domestication, and the determination of whether a U.S. Holder is a 10% U.S. Shareholder or is otherwise subject to Section 367 of the Code would be determined as if the redemptions had not yet occurred at the time of the Domestication. All holders considering exercising redemption rights are urged to consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisor regarding the tax consequences to them of the Domestication. For a more complete discussion, see “Material U.S. Federal Income Tax Considerations”.

Q.     What are the material U.S. federal income tax consequences of the Business Combination?

A.     The Business Combination is intended to be treated, as an integrated transaction, as (i) an exchange described in Section 351 of the Code (a “Section 351 Transaction”) and (ii) if certain conditions are met, with respect to the Merger, a “reorganization” within the meaning of Section 368(a) of the Code (a “Section 368(a) Reorganization”) with respect to the Merger. White & Case LLP intends to deliver an opinion, on the basis of facts, representations and assumptions and subject to the limitations and qualifications set forth or referred to in such opinion, that the Business Combination should qualify as a Section 351 Transaction. Counsel will not opine on whether the Merger qualifies as a Section 368(a) Reorganization, and the Closing is not conditioned on the receipt of any opinion regarding the U.S. federal income tax treatment of the Business Combination. Assuming the Business Combination qualifies as a Section 351 Transaction or as a Section 368(a) Reorganization:

•        holders of Inflection Point Class A Shares (through the merger of Merger Sub with and into Post-Domestication Inflection Point, with Post-Domestication Inflection Point surviving as a wholly-owned subsidiary of Pubco) generally will not recognize gain or loss on the exchange of their Post-Domestication Inflection Point Common Stock for New Quantum Space Class A-1 Common Stock; and

•        Sellers that contribute Quantum Space Common Units to Pubco in exchange for New Quantum Space Class A-1 or Class A-2 Common Stock generally will not recognize gain or loss on such contribution, in each case subject to the discussion of Sections 751 and 752 of the Code (which may cause a Seller to recognize gain, and, in the case of an Up-C Seller, may cause the recognition of ordinary income) described more fully under “Material U.S. Federal Income Tax Considerations”.

The tax treatment of Post-Domestication Warrants in the Merger depends on whether the Merger qualifies solely as part of a Section 351 Transaction or also as a Section 368(a) Reorganization. If the Merger qualifies solely as part of a Section 351 Transaction (and not as a Section 368(a) Reorganization), a U.S. Holder that in the Merger only exchanges Post-Domestication Warrants for New Quantum Space Warrants (and does not also exchange any Post-Domestication IPFX Delaware Class A Common Stock for New Quantum Space Class A-1 Common Stock in the Merger) generally will recognize gain or loss on the deemed exchange of Post-Domestication Warrants for New Quantum Space Warrants equal to the difference between the fair market value of the New Quantum Space Warrants received and such U.S. Holder’s adjusted tax basis in the Post-Domestication Warrants surrendered. If a U.S. Holder in the Merger exchanges both Post-Domestication IPFX Delaware Class A Common Stock for New Quantum Space Class A-1 Common Stock and Post-Domestication Warrants for New Quantum Space Warrants, and the Merger qualifies solely as part of a Section 351 Transaction (and not as a Section 368(a) Reorganization), the New Quantum Space Warrants received by such U.S. Holder may be treated as taxable boot in the Section 351 Transaction, which could cause the U.S. Holder to recognize gain (but not loss) on the exchange of its Post-Domestication Inflection Point Common Stock for New Quantum Space Class A-1 Common Stock in an amount not exceeding the fair market value of the New Quantum Space Warrants received. If the Merger qualifies as a Section 368(a) Reorganization (whether or not the Merger also qualifies as part of a Section 351 Transaction), a U.S. Holder generally would not recognize gain or loss on the deemed exchange of Post-Domestication Warrants for New Quantum Space Warrants, and the holding period of the New Quantum Space Warrants would include the holding period of the Post-Domestication Warrants exchanged therefor (which, assuming the Domestication qualifies as an F Reorganization, generally will include the holding period of the Inflection Point Warrants from which the Post-Domestication Warrants were derived).

If the Business Combination fails to qualify as either a Section 351 Transaction or a Section 368(a) Reorganization, each transferor of property to Pubco generally would recognize gain or loss with respect to the property so contributed or exchanged in an amount equal to the difference between the fair market value of the New Quantum Space Securities received and such transferor’s adjusted tax basis in the property contributed or exchanged.

The U.S. federal income tax consequences of the Business Combination to a Non-U.S. Holder generally are expected to be similar to those described above for U.S. Holders, except that (i) the exchange of Post-Domestication Warrants for New Quantum Space Warrants generally is not expected to result in U.S. federal income tax to a Non-U.S. Holder unless (A) the gain, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States, (B) New Quantum Space is or has been a “United States real property holding corporation” at any relevant time, or (C) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the Merger and certain other requirements are met, and (ii) because Quantum Space is treated as a partnership for U.S. federal income tax purposes, the contribution of Quantum Space Common Units by a Non-U.S. Holder is subject to additional partnership-specific rules that do not apply to a Non-U.S. Holder of Inflection Point Securities or New Quantum Space Securities, which rules are discussed further under “Material U.S. Federal Income Tax Considerations — II. Non-U.S. Holders — C. Tax Consequences of the Business Combination to Non-U.S. Holders”.

Neither Inflection Point nor Quantum Space has sought or intends to seek a ruling from the IRS with respect to the tax treatment of the Business Combination. The tax consequences of the Business Combination are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisor regarding the tax consequences to them of the Business Combination. For a more complete discussion, see “Material U.S. Federal Income Tax Considerations — I. U.S. Holders — C. Tax Consequences of the Business Combination to U.S. Holders” and “Material U.S. Federal Income Tax Considerations — II. Non-U.S. Holders — C. Tax Consequences of the Business Combination to Non-U.S. Holders”.

Q.     Do I have redemption rights?

A.     If you are a Public Shareholder, you have the right to request that we redeem all or a portion of your Public Shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Public Shares on the Record Date. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other Person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has agreed to waive its redemption rights with respect to all of the Founder Shares in connection with the consummation of the Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the Redemption Price.

Q.     How do I exercise my redemption rights?

A.     If you are a Public Shareholder and wish to exercise your right to redeem the Public Shares, you must:

(a)     (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(c)     deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2026 (two business days before the initial scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed.

The address of Continental is listed under the question “Who can help answer my questions?” of this proxy statement/prospectus.

Public Shareholders will be entitled to request that their Public Shares be redeemed for the Redemption Price. For illustrative purposes, as of the Record Date, this would have amounted to approximately $[•] per issued and outstanding Public Share. However, the proceeds deposited in the Trust Account could become subject to the claims of Inflection Point’s creditors, if any, which could have priority over the claims of the Public Shareholders. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote, how you vote, on any proposal, including the Business Combination Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to Public Shareholders electing to redeem their Public Shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Inflection Point’s consent, until the Redemption, which will take effect at least one business day prior to the Domestication. Furthermore, if a holder of a Public Share delivers its share certificates (if any) along with the redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that Inflection Point permit the withdrawal of the request for redemption and instruct Continental, to return the share certificates (physically or electronically). The holder can make such request by contacting Continental, at the address or email address listed in this proxy statement/prospectus.

Any corrected or changed written exercise of redemption rights must be received by Continental at least two business days prior to the initial scheduled date of the extraordinary general meeting. No request for redemption will be honored unless the holder’s certificates for Public Shares (if any) along with the redemption forms have been delivered (either physically or electronically) to Continental, at least two business days prior to the initial scheduled date of the extraordinary general meeting.

If a Public Shareholder properly makes a request for redemption and the certificates for Public Shares (if any) along with the redemption forms are delivered as described above, then, if the Business Combination is consummated, Inflection Point will redeem the Public Shares for a per-share redemption price, payable in cash, equal to the aggregate amount then deposited in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes payable) divided by the number of then issued Public Shares. If the Business Combination is abandoned, the Public Shares will be returned to the respective holder, broker or bank.

If you are a Public Shareholder and you exercise your redemption rights, such exercise will not result in the loss of any Public Warrants that you may hold.

Q.     If I am a Public Warrants Holder, can I exercise redemption rights with respect to my Public Warrants?

A.     No. The Public Warrants holders have no redemption rights with respect to such securities.

Assuming that no more than 12,650,000 Public Shares, representing 50% of the outstanding Public Shares issued in connection with the IPO, are redeemed for an aggregate payment of approximately $[•] million from the Trust Account (based on the approximate balance of the Trust Account as of the Record Date) in connection with the Business Combination, which is a potential amount of redemptions, and assuming that each redeeming Public Shareholder holds one-third of one Public Warrant for each Public Share being redeemed and using the closing warrant price on Nasdaq of $0.[•] as of June 5, 2026 (the last trading day before the announcement of the Business Combination Agreement), the aggregate fair value of Public Warrants that can be retained by redeeming Public Shareholders is approximately $[•] million. Assuming the Maximum Redemption Scenario, resulting in 25,300,000 Public Shares redeemed for an aggregate payment of approximately $[•] million from the Trust Account in connection with the Business Combination, and assuming that each redeeming Public Shareholder holds one-third of one Public Warrant for each Public Share being redeemed and using the closing warrant price on Nasdaq of $0.[•] as of June 5, 2026 (the last trading day before the announcement of the Business Combination Agreement), the aggregate fair value of Public Warrants that can be retained by redeeming Public Warrant holders is approximately $[•] million. The actual market price of the Public Warrants may be higher or lower on the date that Public Warrant holders seek to sell such Public Warrants. Additionally, Inflection Point cannot assure the Public Warrant holders that they will be able to sell their Public Warrants in the open market as there may not be sufficient liquidity in such securities when Public Warrant holders wish to sell their Public Warrants.

Q.     How do the Inflection Point Warrants offered in Inflection Point’s IPO differ from the Private Placement Warrants, and what are the related risks for any holders of Inflection Point Warrants after the Business Combination?

A.     The Private Placement Warrants are identical to the warrants sold in Inflection Point’s IPO in material terms and provisions, except that so long as they are held by the Sponsor or its permitted transferees, the Private Placement Warrants (including their component securities) (i) may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination, (ii) are entitled to registration rights.

Q.     What are the U.S. federal income tax consequences of exercising my redemption rights?

A.     Subject to the discussion below regarding holders who both exercise redemption rights and also participate in the Business Combination, the U.S. federal income tax consequences of exercising your redemption rights with respect to your Inflection Point Class A Shares depend on your particular facts and circumstances. It is possible that you may be treated as selling such shares and, as a result, recognize capital gain or loss. It is also possible that the redemption may be treated as a distribution for U.S. federal income tax purposes. Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of Inflection Point stock you are treated as owning before and after the redemption (including shares that you constructively own as a result of owning Inflection Point Warrants) relative to all of the shares of Inflection Point stock outstanding both before and after the redemption. Redeeming U.S. Holders generally will also be subject to the PFIC rules with respect to any gain or loss recognized (if the redemption were treated as a sale) or any corporate distribution deemed received (if the redemption were treated as a distribution). For a more complete discussion, see “Material U.S. Federal Income Tax Considerations”.

If a U.S. Holder elects to redeem some but not all of its Inflection Point Class A Shares, the redemption may be treated as integrated with the Business Combination rather than as a separate transaction. If the Business Combination qualifies as a Section 351 Transaction (and the Merger does not also qualify as a Section 368(a) Reorganization), cash received by such U.S. Holder in the redemption may be treated as taxable boot received in the Section 351 Transaction, in which case such U.S. Holder generally will recognize gain (but not loss) not in excess of the amount of cash received, and the character of such gain generally will be capital gain (long-term or short-term depending on the U.S. Holder’s holding period). If, instead, the Merger qualifies as a Section 368(a) Reorganization and the redemption is treated as integrated with the Merger, cash received by such U.S. Holder in the redemption may be treated as taxable boot received in the Section 368(a) Reorganization, in which case gain (but not loss) will be recognized in an amount not in excess of the cash received. As further described under “Material U.S. Federal Income Tax Considerations — I. U.S. Holders — C. Tax Consequences of the Business Combination to U.S. Holders — 6. Integration of Partial Redemptions with the Business Combination”, a portion of such gain may be treated as a dividend to the extent of the U.S. Holder’s ratable share of Post-Domestication Inflection Point’s undistributed earnings and profits and/or potentially the undistributed earnings of New Quantum Space.

Because the Domestication will occur prior to the redemption of shareholders that exercise redemption rights, U.S. Holders and Non-U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code and the PFIC rules as a result of the Domestication. All holders considering exercising redemption rights are urged to consult their tax advisor regarding the tax consequences to them of an exercise of redemption rights.

Q.     What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A.     Following the closing of the IPO (including full exercise of the over-allotment option by the underwriters of the IPO), an amount equal to $253,000,000 ($10.00 per Inflection Point Unit) of the net proceeds from the IPO and the sale of the Private Placement Warrants was placed in the Trust Account. As of the Record Date, funds in the Trust Account totaled approximately $[•] and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations. These funds will remain in the Trust Account, except for the withdrawal of interest to fund Inflection Point’s working capital requirements (subject to an annual limit of $500,000 (plus the rollover of unused amounts from prior years) and/or to pay Inflection Point’s taxes (any withdrawals to pay taxes shall not be subject to the $500,000 annual limitation) (collectively, “Permitted Withdrawals”), if any, until the earliest of (a) the completion of a business combination (including the Closing) and (b) the redemption of all of the Public Shares if Inflection Point is unable to complete a business combination by March 30, 2028 (or if such date is further extended at a duly called general meeting, such later date) and (c) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Inflection Point Organizational Documents (A) to modify the substance or timing of Inflection Point’s obligation to redeem 100% of the Public Shares in connection with its initial business combination or if it does not complete a business combination by March 30, 2028 (or such later date approved at a duly called general meeting) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, subject to applicable law.

In connection with the Business Combination, the funds deposited in the Trust Account will be released to pay Public Shareholders who properly exercise their redemption rights; to pay transaction fees and expenses of Inflection Point associated with the Business Combination; and for working capital and general corporate purposes of PubCo (or for any other use as directed by PubCo, subject to certain limitations) following the Business Combination. See the section of this proxy statement/prospectus entitled “Summary — Sources and Uses of Funds for the Business Combination.”

Q.     What happens if a substantial number of the Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A.     The Public Shareholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders is reduced as a result of redemptions by Public Shareholders.

In the event of significant redemptions, with fewer Public Shares and Public Shareholders, the trading market for New Quantum Space Common Stock may be less liquid than the market for Inflection Point Class A Shares was prior to the Business Combination, and PubCo may not be able to meet the listing standards for Nasdaq or another national securities exchange.

In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into PubCo’s business will be reduced and PubCo may not be able to achieve its business plans. In addition, without additional funds from the Closing PIPE Investment in connection with the Closing, it is possible that a maximum redemption scenario would result in a cash deficit, in which event the parties would need to find additional sources of funding in order for the Business Combination to become effective.

The table below presents the Trust Account value per share to a Public Shareholder that elects not to redeem its shares across a range of varying redemption scenarios. This Trust Account value per share includes the per share cost of the deferred underwriting commission.

	As of [•], 2026
Trust Account Value	$	[•]
Total Public Shares		25,300,000
Trust Account Value per Public Share	$	[•]
	No Redemptions(1)		50% Redemptions(2)		Maximum Redemptions(3)
Redemptions ($)		$—	$	[•]	$	[•]
Redemptions (Shares)		—		12,650,000		25,300,000
Deferred Underwriting Commissions	$	[•]	$	[•]		$—
Cash left in the Trust Account post redemptions less deferred underwriting commission	$	[•]	$	[•]		$—
Public Shares post redemptions		25,300,000		12,650,000		—
Remaining Trust Proceeds Per Public Share	$	[•]	$	[•]		N/A

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 12,650,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $[•] million (based on the estimated per-share redemption price of approximately $[•] per share) from the Trust Account based on funds in the Trust Account as of [•], 2026, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 25,300,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $[•] million (based on the estimated per-share redemption price of approximately $[•] per share) from the Trust Account based on funds in the Trust Account as of [•], 2026, which is a redemption scenario that could occur.

Furthermore, to the extent that Public Shareholders redeem their Public Shares in connection with the Business Combination, their Inflection Point Warrants will remain issued and outstanding notwithstanding the redemption of their Public Shares. The Sponsor and Inflection Point’s IPO underwriter hold an aggregate of 7,400,000 Private Placement Warrants. Following the consummation of the Business Combination, all of the Inflection Point Warrants will ultimately become New Quantum Space Warrants.

For information on the relative ownership levels of holders of PubCo Securities following the Business Combination under varying redemption scenarios and the fully diluted relative ownership levels of holders of PubCo Securities following the Business Combination under varying redemption scenarios, see the question entitled “What equity stake will current Inflection Point securityholders and Quantum Space Equity Holders hold in New Quantum Space immediately after the consummation of the Business Combination?”

Q.     What underwriting fees are payable in connection with the Business Combination?

A.     Pursuant to that certain Underwriting Agreement between Inflection Point and Cantor, as representative of the several underwriters, dated March 26, 2026 (as it may be amended from time to time, the “Underwriting Agreement”), Inflection Point previously agreed to pay to Cantor an aggregate cash amount of $9,900,000, or $12,045,000 if the over-allotment option is exercised, as “deferred underwriting commissions” (the “Original Deferred Fee”) upon the consummation of an initial business combination. Solely in connection with the Business Combination, Cantor agreed to reduce the Original Deferred Fee to $4,000,000, plus an additional cash fee equal to 4.0% of the aggregate amount delivered from the Trust Account at the Closing, up to $8,045,000 ($12,045,000 total).

Q.     What conditions must be satisfied to complete the Business Combination?

A.   The obligations of Inflection Point and Quantum Space to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions, including without limitation the following mutual conditions applicable to each Party: (i) each Required Regulatory Approval (as defined in the Business Combination Agreement) shall have been obtained, made or completed and shall be in full force and effect, and any applicable waiting period (and any extension thereof) under any applicable antitrust law or any foreign-investment-review, national-security, export controls and sanctions, or sensitive-technology authority shall have expired or been terminated; (ii) the adoption and/or approval, as applicable, by Inflection Point’s shareholders of the Purchaser Shareholder Approvals (as defined in the Business Combination Agreement); (iii) no adverse law or order then in effect prevents or prohibits consummation of the Business Combination; (iv) the Registration Statement becoming effective under the Securities Act of 1933, as amended (the “Securities Act”), and remaining effective as of the Closing, with no stop order or similar order suspending its effectiveness; (v) approval of the listing of the New Quantum Space Class A-1 Common Stock on Nasdaq, subject to certain conditions and exceptions as described in the Business Combination Agreement; and (vi) the Proposed Charter shall have been duly filed with the Secretary of State of the State of Delaware and the Proposed Bylaws shall have been duly adopted, in each case in full force and effect as of the Closing.

In addition to the foregoing mutual conditions, the obligations of Quantum Space to consummate the Business Combination are subject to the satisfaction or waiver of the following additional conditions: (i) the representations and warranties of the Purchaser Fundamental Representations (as defined in the Business Combination Agreement) shall be true and correct in all respects (other than de minimis inaccuracies); (ii) the other representations and warranties of the Inflection Point Parties shall be true and correct except for any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Purchaser Material Adverse Effect (as defined in the Business Combination Agreement), individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect; (iii) the performance by the Purchaser Parties of their respective covenants and agreements in all material respects; (iv) no Purchaser Material Adverse Effect shall have occurred and be continuing; (v) the completion of the Domestication in accordance with the Business Combination Agreement; (vi) Inflection Point shall have made appropriate arrangements to have the Trust Account (as defined in the Business Combination Agreement) available at the Closing for payment of certain amounts payable in connection with the Closing; (vii) the aggregate cash proceeds available to Inflection Point from the Trust Account (after giving effect to all redemptions), plus the gross proceeds of the PIPE Investment, less certain transaction expenses as specified in the Business Combination Agreement, shall be equal to or greater than $90 million; and (viii) the delivery of customary certificates and certain other ancillary documents.

In addition to the mutual conditions described above, the obligations of Inflection Point to consummate the Business Combination are subject to the satisfaction or waiver of the following additional conditions: (i) the Company Fundamental Representations (as defined in the Business Combination Agreement) shall be true and correct in all respects (other than de minimis inaccuracies); (ii) the other representations and warranties of Quantum Space shall be true and correct except for any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect (as defined in the Business Combination Agreement), individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; (iii) the performance by Quantum Space of its covenants and agreements in all material respects; (iv) the Recapitalization shall have been completed in accordance with the Business Combination Agreement; (v) the delivery of customary certificates and certain other ancillary documents; (vi) each Material Third-Party Consent (as defined in the Business Combination Agreement) shall have been obtained, made or completed and shall be in full force and effect; and (vii) the Requisite Member Approval (as defined in the Business Combination Agreement) shall have been obtained.

Q.     When do you expect the Business Combination to be completed?

A.     It is currently expected that the Business Combination will be consummated in the fourth quarter of 2026. This date depends, among other things, on the approval of the proposals to be put to Inflection Point shareholders at the extraordinary general meeting. However, such meeting could be adjourned if the Adjournment Proposal is approved by Inflection Point’s shareholders at the extraordinary general meeting and the chairman of the Inflection Point Board elects to adjourn the extraordinary general meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of one or more proposals at the extraordinary general meeting, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Merger or any other transaction contemplated by the Business Combination Agreement or the related agreements. For a description of the conditions for the completion of the Business Combination, see “The Business Combination Proposal — Business Combination Agreement” of this proxy statement/prospectus.

Q.     What happens if the Business Combination is not consummated?

A.     Inflection Point will not complete the Domestication to the State of Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Business Combination Agreement (or by their nature are to be satisfied at Closing). If Inflection Point is not able to complete the Business Combination with Quantum Space by March 30, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law) and is not able to complete another business combination by such date (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law), Inflection Point will cease all operations except for the purpose of winding up, as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds, redeem the Public Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account (which interest shall be net of taxes payable and less up to $100,000 of interest to pay dissolution expenses) divided by the number of Public Shares then in issue, which redemption will completely extinguish Public Shareholders’ rights as members (including the right to receive further liquidation distributions, if any) subject to applicable law, and as promptly as reasonably possible following such redemption, subject to the approval of Inflection Point’s remaining shareholders and the Inflection Point Board, liquidate and dissolve, subject to our obligations under Cayman Islands law to provide for claims of creditors and in all cases the requirements of applicable law. In such event, the Inflection Point Warrants may be worthless.

Q:     What interests do the Sponsor, Inflection Point Fund, and Inflection Point’s directors and officers have in the Business Combination?

A:     The Sponsor, Inflection Point Fund, and Inflection Point’s directors and officers have interests in such Business Combination that are different from, or in addition to, those of Inflection Point’s shareholders generally. Further, Inflection Point’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section entitled “Information About Inflection

Point — Conflicts of Interest.” We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The Inflection Point Board and the Audit Committee were aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the proposals to be presented at the extraordinary general meeting, including the Business Combination Proposal. Inflection Point shareholders should take these interests into account in deciding whether to approve the proposals to be presented at the extraordinary general meeting, including the Business Combination Proposal. These interests include, among other things:

•        Our Sponsor purchased 8,433,333 Founder Shares for $25,000, or approximately $0.003 per share, in a private placement prior to the consummation of the IPO. The Sponsor is controlled by Michael Blitzer, Kevin Shannon and Adam Saks, who respectively serve as Chairman, Chief Executive Officer and Chief Financial Officer of Inflection Point. Inflection Point Fund has an economic interest in 4,815,833 Founder Shares, or approximately 57.1% of the Founder Shares held by the Sponsor. Michael Blitzer, our Chairman and director, Kevin Shannon, our Chief Executive Officer, and Adam Saks, our Chief Financial Officer, are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Each director and officer of Inflection Point has economic interests in the Founder Shares held by the Sponsor. No other person has a direct or indirect material interest in the Sponsor. Such 8,433,333 shares of New Quantum Space Class A-1 Common Stock that the Sponsor and its permitted transferees will receive upon conversion of such Founder Shares in the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $[•] million based on the closing price of $[•] per Inflection Point Class A Share on Nasdaq on [•], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such shares of New Quantum Space Common Stock will be subject to lock-up restrictions, we believe such shares will have less value.

•        Our Sponsor purchased 5,000,000 Private Placement Warrants for $5,000,000, or $1.00 per Private Placement Warrant, in a private placement that closed simultaneously with the IPO. The Sponsor is controlled by Michael Blitzer, Kevin Shannon and Adam Saks, who respectively serve as Chairman, Chief Executive Officer and Chief Financial Officer of Inflection Point. Inflection Point Fund has an economic interest in 4,300,000 warrants, or 86% of the Private Placement Warrants held by the Sponsor. Mr. Blitzer, Mr. Shannon and Mr. Saks are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Following the Business Combination, the 5,000,000 New Quantum Space Warrants that the Sponsor will receive upon conversion of such Private Placement Warrants, if unrestricted and freely tradable, would have had an aggregate market value of approximately $[•] million based on the closing price of $[•] per Inflection Point Warrant on Nasdaq on [•], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such New Quantum Space Warrants will be subject to lock-up restrictions, we believe such shares will have less value.

•        Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Inflection Point Class A Shares included in the Inflection Point Units sold in the IPO, the Sponsor may earn a positive rate of return on its investment even if the shares of New Quantum Space Common Stock trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of almost any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

•        Our Sponsor, and therefore Inflection Point Fund, will lose its entire investment in us if we do not complete a business combination by March 30, 2028 (or if such date is extended at a duly called meeting of the Inflection Point shareholders, such later date). If we do not consummate a business combination by such date, as promptly as reasonably possible but not more than ten business days thereafter, we will redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for the claims of creditors and the requirements of other applicable law. In such event, the Inflection Point Warrants may be worthless. In such event, the 8,433,333 Inflection Point Ordinary Shares owned by our Sponsor would be worthless because following the redemption of Public

Shares, we would likely have few, if any, net assets and because the Sponsor has agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period. Additionally, in such event, the 5,000,000 Private Placement Warrants that the Sponsor paid $5,000,000 to purchase will expire and become worthless.

•        Inflection Point Fund, an accredited investor that is an affiliate of Inflection Point, has an economic interest in 4,815,833 Founder Shares, or approximately 57.1% of the Founder Shares and 4,300,000 warrants, or 86%, of the Private Placement Warrants held by the Sponsor. In exchange for the Pre-Funded Preferred Units and Pre-Funded Warrants it purchased for $32.5 million, (a) Inflection Point Fund will contribute all of its Pre-Funded Preferred Units to New Quantum Space in exchange for a number of shares of New Quantum Space Series A Preferred Stock equal to the quotient of (i) the aggregate Series B preference amount of such holder’s Pre-Funded Preferred Units, divided by (ii) $12.00 (approximately [•] shares of New Quantum Space Series A Preferred Stock taking into account accrued payment-in-kind dividends through [•], 2026; such number of shares of New Quantum Space Series A Preferred Stock may increase prior to Closing due to additional accrued payment-in-kind dividends after such date) and (b) Inflection Point Fund may elect to contribute its Pre-Funded Warrants to New Quantum Space in exchange for New Quantum Space Preferred Investor Warrants.

•        Inflection Point’s Sponsor, officers and directors, and Inflection Point Fund, have agreed not to redeem any of the Founder Shares or Inflection Point Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        If the Trust Account is liquidated, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        Inflection Point’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six (6) years after the Business Combination.

•        The Sponsor and its members (present and former), managers and affiliates and their respective present and former officers and directors (each, a “Sponsor Indemnitee”) will be eligible for continued indemnification for any Sponsor Indemnitee’s activities in connection with the affairs of Inflection Point.

•        The continuation of [•] as a director of the New Quantum Space Board following the Closing. As such, in the future he may receive any cash fees, stock options or stock awards that the New Quantum Space Board determines to pay to its directors.

•        In connection with the Closing, our Sponsor, officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to Inflection Point. In order to finance transaction costs in connection with a business combination, the Sponsor or Inflection Point Fund or certain of Inflection Point’s officers or directors may, but are not obligated to, loan Inflection Point Working Capital Loans. In the event that a business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement warrants at $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. As of the date of this proxy statement/prospectus, no such Working Capital Loans are outstanding.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Inflection Point from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed.

•        Pursuant to the Registration Rights Agreement, Inflection Point’s officers and directors, and the Sponsor and its members will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the New Quantum Space Common Stock held by such parties following the consummation of the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Inflection Point, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Inflection Point — Conflicts of Interest.”

The Inflection Point Board engaged Newbridge to provide an opinion to the Inflection Point Board as to the fairness, from a financial point of view, to the Inflection Point Unaffiliated Shareholders of the Aggregate Consideration to be paid by Inflection Point pursuant to the Business Combination Agreement, a copy of the Fairness Opinion is attached hereto as Annex F.

Q.     Following the Business Combination, will New Quantum Space’s securities trade on a stock exchange?

A.     Yes. PubCo intends to apply to list the New Quantum Space Common Stock and the New Quantum Space Warrants on Nasdaq under the proposed symbols “QSPC” and “QSPCW,” respectively, upon the Closing. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the New Quantum Space Common Stock issued as consideration in the Business Combination must be conditionally approved for listing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the New Quantum Space Common Stock, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the New Quantum Space Common Stock and the New Quantum Space Warrants are intended to be listed, subject to Nasdaq approval, under the proposed symbols “QSPC” and “QSPCW,” respectively. It is important for you to know that, at the time of Inflection Point’s extraordinary general meeting, the parties may not have received from Nasdaq either confirmation of the listing of the New Quantum Space Common Stock or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the New Quantum Space Common Stock would not be listed on any nationally recognized securities exchange.

The Inflection Point Units will no longer trade as separate securities following the Closing. The Series A Preferred Stock and the New Quantum Space Series A Warrants will not be publicly traded.

Q.     Do I have appraisal rights in connection with the Business Combination?

A.     Inflection Point shareholders do not have appraisal or dissenters’ rights under Cayman Islands law in connection with the Domestication or the Business Combination. Section 238 of the Companies Act does not apply because the Merger will be consummated after the Domestication under Delaware law. [There are no appraisal rights under Delaware law with respect to any of the securities of Inflection Point.]

Q.     What do I need to do now?

A.     Inflection Point urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder or warrant holder. Inflection Point’s shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q.     How do I vote?

A.     If you are a holder of record of Inflection Point Ordinary Shares on the Record Date for the extraordinary general meeting, you may vote in person (including virtually) at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope not less than 48 hours prior to the start of the extraordinary general meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.

Q.     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.     No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

Q.     When and where will the extraordinary general meeting be held?

A.     The extraordinary general meeting will be held at [•], New York City time, on [•], 2026, at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at [•].

Q.     Who is entitled to vote at the extraordinary general meeting?

A.     Inflection Point has fixed [•], 2026 as the Record Date for the extraordinary general meeting. If you were a shareholder of Inflection Point at the close of business on the Record Date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person (including virtually) or is represented by proxy at the extraordinary general meeting.

Q.     How many votes do I have?

A.     Inflection Point shareholders are entitled to one vote at the extraordinary general meeting for each Inflection Point Ordinary Share held of record as of the Record Date. As of the close of business on the Record Date for the extraordinary general meeting, there were [•] Inflection Point Ordinary Shares issued and outstanding, of which 25,300,000 were issued and outstanding Public Shares.

Q.     What constitutes a quorum?

A.     A quorum of Inflection Point shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of at least one-third of the issued and outstanding Inflection Point Ordinary Shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the Record Date for the extraordinary general meeting, [•] Inflection Point Ordinary Shares would be required to achieve a quorum.

Q.     What vote is required to approve each proposal at the extraordinary general meeting?

A.     Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting.

Domestication Proposal — The approval of the Domestication Proposal requires a special resolution of the Inflection Point Class B Shareholders, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares, who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 49.2 of the Cayman Constitutional Documents.

Merger Proposal — The approval of the Merger Proposal requires the affirmative vote of holders of a majority of the Inflection Point Ordinary Shares outstanding.

Organizational Documents Proposal — The approval of the Domesticated Organizational Documents Proposal requires a special resolution of the Inflection Point Class B Shareholders, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting. The Inflection Point Class A Shareholders will have no right to vote on the Domesticated Organizational Documents Proposal, in accordance with Article 49.2 of the Cayman Constitutional Documents.

Advisory Organizational Documents Proposals — The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires an ordinary resolution of the holders of Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting.

Director Election Proposal — The approval of the Director Election Proposal requires an ordinary resolution, being the affirmative vote of holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting.

New Quantum Space Incentive Plan Proposal — The approval of the New Quantum Space Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting.

New Quantum Space Employee Stock Purchase Plan Proposal — The approval of the New Quantum Space Employee Stock Purchase Plan Proposal requires an ordinary resolution, being the affirmative vote of holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting.

Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting.

The Sponsor has agreed to vote all the Founder Shares and any Public Shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned approximately 25.0% of the issued and outstanding Inflection Point Ordinary Shares. See the section of this proxy statement/prospectus entitled “Questions and Answers for Shareholders of Inflection Point — How does the Sponsor intend to vote their Inflection Point Ordinary Shares?”

The Business Combination was not structured to require the approval of at least a majority of Inflection Point’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

Q.     What are the recommendations of the Inflection Point Board?

A.     The Inflection Point Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Merger Proposal, “FOR” the approval of the Domesticated Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Director Election Proposal, “FOR” the approval of the New Quantum Space Incentive Plan Proposal, “FOR” the approval of the New Quantum Space Employee Stock Purchase Plan Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

The Inflection Point Board, after careful consideration, determined that the Business Combination is in the best interests of Inflection Point and its shareholders, and approved, among other things, the Business Combination Agreement, the Business Combination and the other agreements and transactions contemplated thereby. See the subsection entitled “The Extraordinary General Meeting — Recommendation of the Board” for more information.

For a description of the Inflection Point Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the Inflection Point Board, see the subsection entitled “The Business Combination Proposal — Inflection Point Board’s Reasons for the Approval of the Business Combination.”

When you consider the recommendation of the Inflection Point Board in favor of approval of these proposals, you should keep in mind that the Sponsor, Inflection Point Fund and Inflection Point’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of unaffiliated Inflection Point shareholders. Please see the subsection entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination.”

Q.     How does the Sponsor intend to vote its Inflection Point Ordinary Shares?

A.     The Sponsor has agreed to vote all the Founder Shares and any Public Shares it may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned 8,433,333 Founder Shares, representing approximately 25.0% of the issued and outstanding Inflection Point Ordinary Shares. As a result, we would need [•], or [•]% of the 25,300,000 Public Shares outstanding to be voted in favor of the Business Combination in order to approve the Business Combination Proposal. The Business Combination was not structured to require the approval of at least a majority of Inflection Point’s unaffiliated shareholders because such a vote is not required under Cayman Islands law. To the extent that the Sponsor or our executive officers purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Inflection Point’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination.”

Q.     Do the Sponsor, Inflection Point Fund, and Inflection Point’s directors and officers have interests in the Business Combination that differ from or are in addition to the interests of Inflection Point’s shareholders generally?

A.     Yes. The Sponsor, Inflection Point Fund and Inflection Point’s officers and directors have interests in the Business Combination that are different from, or in addition to, the interests of Inflection Point’s shareholders generally. The Inflection Point Board and the Audit Committee were aware of and considered these interests, among other matters, in approving the Business Combination Agreement and the Business Combination, and in determining to recommend that Inflection Point’s shareholders vote in favor of the Business Combination Agreement and the Business Combination. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for more information.

Q.     What happens if I sell my Inflection Point Ordinary Shares before the extraordinary general meeting?

A.     The Record Date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your Public Shares after the Record Date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the extraordinary general meeting but the transferee, and not you, will have the ability to redeem such shares, so long as such transferee takes the required steps to elect to redeem such shares at least two business days prior to scheduled date of the extraordinary general meeting.

Q.     How can I vote my shares without attending the extraordinary general meeting?

A.     If you are a shareholder of record of our Inflection Point Ordinary Shares as of the close of business on the Record Date, you can vote by proxy by mail by following the instructions provided in the enclosed proxy card or at the extraordinary general meeting. Please note that if you are a beneficial owner of Inflection Point Ordinary Shares, you may vote by submitting voting instructions to your broker, bank or nominee, or otherwise by following instructions provided by your broker, bank or nominee. Telephone and internet voting will be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or nominee.

Q.     May I change my vote after I have mailed my signed proxy card?

A.     Yes. Shareholders may send a later dated, signed proxy card to Inflection Point’s Chief Executive Officer at Inflection Point’s address set forth below so that it is received by Inflection Point’s Chief Executive Officer prior to the vote at the extraordinary general meeting (which is scheduled to take place on [•], 2026) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Inflection Point’s Chief Executive Officer, which must be received by Inflection Point’s Chief Executive Officer prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q.     What happens if I fail to take any action with respect to the extraordinary general meeting?

A.   If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a stockholder and/or warrant holder of New Quantum Space. If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder and/or warrant holder of Inflection Point. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the Business Combination, so long as you take the required steps to elect to redeem your shares at least two business days prior to the initially scheduled date of the extraordinary general meeting pursuant to the procedures described in this proxy statement/prospectus.

Q.     What happens if I vote against the Business Combination Proposal?

A.     If you vote against the Business Combination Proposal but the Business Combination Proposal still obtains the requisite shareholder approval described in this proxy statement/prospectus, then the Business Combination Proposal will be approved and, assuming the approval of the other Condition Precedent Proposals and the satisfaction or waiver of the other conditions to the Closing, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement.

If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the requisite vote at the extraordinary general meeting, then the Business Combination Proposal will fail, and we will not consummate the Business Combination. If we do not consummate the Business Combination Proposal, we may continue to try to complete a business combination with a different target business until March 30, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law). If we fail to complete an initial business combination by March 30, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law), then we will be required to liquidate the Trust Account by returning then-remaining funds in the Trust Account to the Public Shareholders.

Q.     What should I do with my share certificates, warrant certificates or unit certificates?

A.     Public Shareholders must complete the procedures for electing to redeem their Public Shares, including the delivery of their Public Shares, in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2026 (two business days before the initial scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed.

Our warrant holders should not submit the certificates relating to their Warrants. Public Shareholders who do not elect to have their Public Shares redeemed for the pro rata share of the Trust Account should not submit the certificates relating to their Public Shares.

Upon the Domestication, holders of Inflection Point Units, Inflection Point Class A Shares (including Inflection Point Class B Shareholders that elect to convert their Inflection Point Class B Shares into Inflection Point Class A Shares pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement immediately prior to the Domestication) and Inflection Point Warrants will receive shares of New Quantum Space Class A-1 Common Stock and New Quantum Space Warrants, as the case may be, without needing to take any action and, accordingly, such holders should not submit any certificates relating to their Inflection Point Units, Inflection Point Class A Shares (unless such holder elects to redeem the Public Shares in accordance with the procedures set forth above), or Inflection Point Warrants.

Q.     What should I do if I receive more than one set of voting materials?

A.     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive not less than 48 hours prior to the start of the extraordinary general meeting in order to cast a vote with respect to all of your Inflection Point Ordinary Shares.

Q:     Do the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors expect to purchase Public Shares from Public Shareholders or take other actions to incentivize non-redemption?

A:     The Sponsor, Inflection Point Fund and Inflection Point’s officers and directors do not have any plans at this time to purchase Public Shares from Public Shareholders or to take any other actions to incentivize non-redemption. However, at any time prior to the extraordinary general meeting, during a period when they are not then aware of any material non-public information regarding Inflection Point or its securities, the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares that such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of Inflection Point’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to increase the likelihood of obtaining shareholder approval of the Business Combination. Inflection Point expects any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of Inflection Point Class A Shares and the number of beneficial holders of Inflection Point Class A Shares may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of Inflection Point’s securities on Nasdaq.

In the event the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. To the extent that the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. See “Business Combination — Potential Purchases of Public Shares” for more information.

Q.     Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A.     Inflection Point will pay the cost of soliciting proxies for the extraordinary general meeting. Inflection Point has engaged [•] to assist in the solicitation of proxies for the extraordinary general meeting. Inflection Point has agreed to pay [•] a fee of $[•], plus disbursements. Inflection Point will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Inflection Point Class A Shares for their expenses in forwarding soliciting materials to beneficial owners of Inflection Point Class A Shares. Inflection Point’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.     Where can I find the voting results of the extraordinary general meeting?

A.     The preliminary voting results are expected to be announced at the extraordinary general meeting. Inflection Point will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting.

Q.     Who can help answer my questions?

A.     If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact:

[•]
Phone (Toll-Free): [•]
Email: [•]

You also may obtain additional information about Inflection Point from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information.” If you are a Public Shareholder and you intend to seek redemption, you will need to deliver the certificates for your Public Shares (if any) along with the redemption forms (either physically or electronically) to Continental, at the address below prior to the extraordinary general meeting. Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2026 (two business days prior to the initially scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed. If you have questions regarding the certification of your position or delivery of your share certificates (if any) along with the redemption forms, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30 Floor
New York, New York 10004
Attention: SPAC Redemptions Team
Email: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but does not contain all of the information that may be important to you. To better understand the Proposals to be considered at the extraordinary general meeting, including the Business Combination Proposal, whether or not you plan to attend such meetings, we urge you to read this proxy statement/prospectus (including the Annexes) carefully, including the section entitled “Risk Factors” beginning on page 31 of this proxy statement/prospectus. See also the section entitled “Where You Can Find More Information.”

Parties to the Business Combination

Inflection Point

Inflection Point Acquisition Corp. VI is a special purpose acquisition company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

On March 30, 2026, Inflection Point consummated its IPO of 25,300,000 Inflection Point Units, which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,300,000 Inflection Point Units, at $10.00 per unit. Each Inflection Point Unit was sold at a price of $10.00 per Inflection Point Unit, generating gross proceeds of $253,000,000. Each Inflection Point Unit consists of one Inflection Point Class A Share and one-third of one Inflection Point Warrant, with each whole warrant entitling the holder thereof to purchase one Inflection Point Class A Share at a price of $11.50 per share. Simultaneously with the closing of the IPO, Inflection Point consummated the sale of 7,400,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, in a private placement to the Sponsor and Cantor, the representative of the IPO underwriters, generating gross proceeds of $7,400,000. Of those 7,400,000 Private Placement Warrants, the Sponsor purchased 5,000,000 Private Placement Warrants and Cantor purchased 2,400,000 Private Placement Warrants. Each whole warrant entitles the holder to purchase one Inflection Point Class A Share at a price of $11.50 per share.

Inflection Point’s prospectus for its IPO and the Cayman Constitutional Documents provide that it has 24 months from the closing of its IPO, or March 30, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law), to complete an initial business combination.

As of the date of this proxy statement/prospectus, Inflection Point had an aggregate of 25,300,000 Inflection Point Class A Shares and 8,433,333 Inflection Point Class B Shares issued and outstanding.

Inflection Point’s securities are traded on Nasdaq under the symbols “IPFX,” “IPFXU” and “IPFXW.” Inflection Point’s principal executive offices are located at 1680 Michigan Avenue Suite 700 #1031, Miami Beach, FL 33139, and its phone number is (212) 295-5830.

PubCo

IPFX PubCo, Inc. is a Delaware corporation and direct, wholly-owned subsidiary of Inflection Point incorporated on June 4, 2026. Pursuant to the Business Combination Agreement, certain Quantum Space equity securities will be contributed to PubCo, which PubCo will subsequently contribute to Inflection Point, resulting in a combined company whereby Quantum Space will continue as a subsidiary of Inflection Point and Inflection Point will continue as a wholly-owned subsidiary of PubCo, in an umbrella partnership C corporation structure, in which substantially all of the assets and the business of the combined company will be held by Quantum Space OpCo and its subsidiaries.

PubCo’s principal executive offices are located at 1680 Michigan Avenue Suite 700 #1031, Miami Beach, FL 33139, and its phone number is (212) 295-5830.

Merger Sub

IPFX Merger Sub, Inc. is a Delaware corporation and direct, wholly-owned subsidiary of PubCo incorporated on June 4, 2026. Pursuant to the Merger, Merger Sub will merge with and into Inflection Point, with Inflection Point surviving as a wholly-owned subsidiary of PubCo.

Merger Sub’s principal executive offices are located at 1680 Michigan Avenue Suite 700 #1031, Miami Beach, FL 33139, and its phone number is (212) 295-5830.

Quantum Space

Quantum Space, LLC is a Delaware limited liability company organized in 2021. Quantum Space is building the next generation of advanced maneuverable spacecraft for national security, civil and commercial space operations. Its mission centers on the Ranger platform: a highly maneuverable spacecraft designed to address the needs of national security and commercial operators. With patented propulsion, extended on-orbit endurance, and modular flexibility, Ranger is being engineered to outmaneuver legacy satellites and operate dynamically across diverse mission sets. Quantum Space’s principal executive offices are located at 801 Thompson Avenue, Rockville, MD 20852 and its phone number is (240) 956-4580.Quantum Space’s website address is www.quantumspace.us. Information contained on, or that can be accessed through, our website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information on our website to be part of this proxy statement/prospectus

The Proposals to be Submitted at the Extraordinary General Meeting

The Business Combination Proposal

As discussed in this proxy statement/prospectus, Inflection Point is asking its shareholders to approve by ordinary resolution the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. The Business Combination Agreement provides for, among other things, following the Domestication of Inflection Point to Delaware as described below, the merger of Merger Sub with and into Inflection Point, with Inflection Point surviving as a wholly-owned subsidiary of PubCo, and the contribution of certain Quantum Space equity securities to PubCo, which PubCo will subsequently contribute to Inflection Point, resulting in a combined company whereby Quantum Space will continue as a subsidiary of Inflection Point and Inflection Point will continue as a wholly-owned subsidiary of PubCo, in an umbrella partnership C corporation (“Up-C”) structure, in which substantially all of the assets and the business of the combined company will be held by Quantum Space OpCo and its subsidiaries, in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described elsewhere in this proxy statement/prospectus. After consideration of the factors identified and discussed in the section entitled “Proposal No. 1 — The Business Combination Proposal — Inflection Point Board’s Reasons for the Approval of the Business Combination,” the Inflection Point Board concluded that the Business Combination met the requirements disclosed in the prospectus for the IPO.

Organizational Structure

In connection with the completion of the Business Combination, Inflection Point will provide its Public Shareholders the opportunity to redeem their Public Shares on the terms and conditions set forth in the Business Combination Agreement and the Cayman Constitutional Documents. Inflection Point will complete the Redemption of properly tendered Public Shares at least one day prior to the Domestication.

Prior to and as a condition of the Closing, pursuant to the Domestication, Inflection Point will change its jurisdiction of incorporation by migrating to and domesticating as a Delaware corporation in accordance with Section 388 of the DGCL, as amended, and the Companies Act. For more information, see the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Domestication Proposal.”

The following diagrams illustrate in simplified terms the current structure of Inflection Point and Quantum Space and the expected structure of New Quantum Space immediately following the Closing.

Simplified Pre-Combination Structure

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The Merger

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Simplified Post-Combination Structure

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Merger Consideration

The aggregate consideration to be received by the Sellers in respect of the Business Combination consists of a number of Quantum Space Common Units and shares of New Quantum Space Class A Common Stock equal, in the aggregate, to the quotient of (a) $600,000,000, divided by (b) the per-share redemption price applicable to an Inflection Point Class A Share elected to be redeemed, as calculated in accordance with the Investment Management Trust Agreement and Inflection Point’s amended and restated memorandum and articles of association. For the avoidance of doubt, the paired non-economic voting shares of New Quantum Space Class B-1 Common Stock and New Quantum Space Class B-2 Common Stock purchased by Up-C Sellers shall not constitute Aggregate Consideration.

The Pre-Funded Warrant Consideration to be paid in, or in connection with, the Merger to a holder in respect of each Pre-Funded Warrant shall be one or more New Quantum Space Series A Warrants to purchase a number of shares of New Quantum Space Common Stock (on otherwise the same terms as applicable to the New Quantum Space Series A Warrants issued to the Closing PIPE Investor in the Series A Preferred Stock Investment) equal to the quotient of (i) the aggregate exercise price of such Pre-Funded Warrant immediately prior to the Effective Time, divided by (ii) $12.00.

Immediately prior to the Closing, Quantum Space will effectuate a Recapitalization, pursuant to which, among other things, all outstanding equity securities of Quantum Space, other than the Pre-Funded Preferred Units and the Pre-Funded Warrant issued to the Pre-Funded Investors in the Pre-Funded Investment (as defined below), will be converted or exchanged into Quantum Space Common Units, as set forth in the Seventh Amended and Restated Limited Liability Company Operating Agreement of Quantum Space, the result of which, among other things, will be that the Sellers (as defined in the Business Combination Agreement) will collectively hold Quantum Space Common Units as of immediately prior to the Closing.

Closing Conditions

The Business Combination is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, approval of the Business Combination and related agreements and transactions by the respective equityholders of Inflection Point and Quantum Space, the completion of the Domestication, and the performance of Inflection Point and Quantum Space in all material respects all of their respective obligations and covenants under the Business Combination Agreement.

For further details, see “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement — Closing Conditions.”

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement. For additional information, see “Proposal No. 1 — Business Combination Proposal — Related Agreements.”

Amended and Restated Registration Rights Agreement

At the Closing, PubCo, Inflection Point, the Sponsor, certain Closing PIPE investors and certain securityholders of Quantum Space will enter into an amended and restated registration rights agreement, pursuant to which, among other things, the Sponsor, such Closing PIPE investors and such securityholders will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Quantum Space that they will hold following the Business Combination.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into the Sponsor Support Agreement with Quantum Space and the Sponsor, pursuant to which the Sponsor agreed to, among other things, vote in favor of adoption of the Transaction Proposals and otherwise support the Business Combination. Certain current and former officers and directors of Inflection Point previously entered into a letter agreement with Inflection Point in connection with Inflection Point’s initial public offering, pursuant to which they agreed to vote any Inflection Point ordinary shares held by them in favor of the Business Combination.

Pursuant to the Sponsor Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Inflection Point, the Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Sponsor Support Agreement) owned by the Sponsor, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities owned by the Sponsor without the prior written consent of Quantum Space, unless such transfer is deemed a Permitted Transfer (as defined in the Sponsor Support Agreement).

In addition, pursuant to the Sponsor Support Agreement, the Sponsor has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Quantum Space or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Sponsor Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination.

Furthermore, pursuant to the Sponsor Support Agreement, the Sponsor agreed to waive, subject to the consummation of the Business Combination, any and all anti-dilution rights with respect to the rate that the Founder Shares convert into Inflection Point Class A Shares in connection with the Business Combination.

Member Support Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point, Quantum Space and certain holders of equity securities of Quantum Space (the “Required Members”) entered into the Member Support Agreement (the “Member Support Agreement”), pursuant to which the Required Members agreed to, among other things, vote (or act by written consent) to approve and adopt the Business Combination Agreement and the consummation of the Business Combination, including the Recapitalization, and otherwise support the Business Combination.

Pursuant to the Member Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Quantum Space, no Required Member shall (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Member Support Agreement), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities without the prior written consent of Quantum Space and Inflection Point, unless such transfer is deemed a Contemplated Transfer or a Permitted Transfer (each as defined in the Member Support Agreement).

In addition, pursuant to the Member Support Agreement, each Required Member has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Quantum Space or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Member Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Member Support Agreement, the Business Combination Agreement or the Business Combination. Each Required Member has also waived and agreed not to exercise any rights of appraisal or rights to dissent from the Business Combination that they may have in respect of the Subject Securities.

Sponsor Lock-Up Agreement

At the Closing, the Sponsor and New Quantum Space will enter into the Sponsor Lock-Up Agreement, pursuant to which the Sponsor and its permitted assigns will agree, (i) with respect to any Sponsor Lock-Up Founder Shares, prior to the date that is six months after the Closing Date, or (ii) with respect to any Sponsor Lock-Up Warrants, prior to the date that is 30 days after the Closing Date, not to, without the prior written consent of the board of directors of New Quantum Space, (a) sell, pledge, grant any option to purchase or otherwise dispose of, (b) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Securities or (c) take any action in furtherance of any of the matters described in the foregoing clauses (a) or (b). The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, subject to certain conditions, or the exercise of certain stock options or warrants.

Quantum Space Lock-Up Agreement

At the Closing, New Quantum Space and the Lock-Up Holders will enter into the Quantum Space Lock-Up Agreement, pursuant to which the Lock-Up Holders will agree not to, without the prior written consent of the board of directors of New Quantum Space, prior to the date that is six months after the Closing (i) sell, pledge, grant any option to purchase or otherwise dispose of (a) any shares of New Quantum Space Common Stock held immediately after the consummation of the Business Combination, (b) any shares of New Quantum Space Common Stock issuable upon exercise of such options to purchase shares of New Quantum Space Common Stock held immediately after the consummation of the Business Combination, or (c) any securities convertible into, or exercisable, redeemable or exchangeable for, New Quantum Space Common Stock held by such holder immediately after the consummation of the Business Combination (the shares of New Quantum Space Common Stock and securities specified in clauses (a) through (c), collectively, the “Lock-Up Securities”), (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Securities or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Quantum Space Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, subject to certain conditions, or the exercise of certain stock options or warrants.

Pre-Funded SPA

In connection with the transactions contemplated by the Business Combination Agreement, on the Signing Date, Quantum Space entered into the Pre-Funded SPAs with certain accredited investors named therein, including Inflection Point Fund. Pursuant to the Pre-Funded SPAs, the Pre-Funded Investors agreed, among other things, to purchase, and Quantum Space issued and sold, an aggregate of 5,882,352 Pre-Funded Preferred Units and Pre-Funded Warrants to purchase 5,882,352 Quantum Space Common Units, at an initial exercise price of $12.00 per unit, substantially concurrently with the execution and delivery of the Business Combination Agreement for an aggregate purchase price of approximately $60 million.

Series A SPA

In connection with the transactions contemplated by the Business Combination Agreement, on the Signing Date, PubCo, Quantum Space and certain accredited investors named therein entered into the Series A SPAs. Pursuant to the Series A SPAs, the Closing PIPE Investors agreed, among other things, to purchase, at Closing, an aggregate of (i) 19,999,994 shares of Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation and (ii) New Quantum Space Series A Warrants to purchase an aggregate of 19,999,994 shares of New Quantum Space Class A-1 Common Stock, for an aggregate purchase price of $240 million. Each share of Series A Preferred Stock will have a stated value of $12.00.

The Domestication Proposal

As a condition to the consummation of the Business Combination pursuant to the terms of the Business Combination Agreement, Inflection Point must complete the Domestication. The Domestication Proposal, if approved by the Inflection Point Class B Shareholders, will authorize a change of Inflection Point’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Inflection Point is currently governed by the Companies Act, upon the Domestication, Inflection Point will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as between the Cayman Constitutional

Documents and the Proposed Organizational Documents. Accordingly, Inflection Point encourages shareholders to carefully review the information in “Proposal No. 2 — The Domestication Proposal — Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication.”

Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement, the Inflection Point Class B Shareholders will elect to convert each of the then issued and outstanding Inflection Point Class B Shares, on a one-for-one basis, into Inflection Point Class A Shares. At the effective time of the Domestication, (i) each of the then issued and outstanding Inflection Point Class A Shares will convert automatically, on a one-for-one basis, into one Post-Domestication Class A Share; (ii) each of the then issued and outstanding Inflection Point Warrants will convert automatically into a Post-Domestication Warrant; and (iii) each of the then issued and outstanding Inflection Point Units consisting of one Inflection Point Class A Share and one-third of one Inflection Point Warrant will be cancelled and will thereafter entitle the holder thereof to one share of Post-Domestication Inflection Point Common Stock and one-third of one Post-Domestication Warrant.

The Inflection Point Board has unanimously approved the Domestication Proposal. For additional information, see the section entitled “Proposal No. 2 — The Domestication Proposal” of this proxy statement/prospectus.

The Merger Proposal

Inflection Point will ask its shareholders to approve the Merger Proposal to approve the Merger, which will be consummated only after the Domestication under the DGCL by filing a Certificate of Merger with the Delaware Secretary of State. No Cayman statutory merger or Cayman Plan of Merger will be effected. The Inflection Point Board has unanimously approved the Merger Proposal. Approval of the Merger Proposal is a condition to the consummation of the Business Combination.

The Domesticated Organizational Documents Proposal

If each of the Conditions Precedent Proposals are approved, Inflection Point will ask its Class B Shareholders to approve the Domesticated Organizational Documents Proposal in connection with the replacement of the Cayman Constitutional Documents, with the Proposed Domesticated Organizational Documents, under the DGCL. The Inflection Point Board has unanimously approved the Domesticated Organizational Documents Proposal and believes such proposal is necessary to adequately address the needs of Inflection Point following the Domestication. Approval of the Domesticated Organizational Documents Proposal is a condition to the consummation of the Business Combination.

The Advisory Organizational Documents Proposals

Inflection Point will ask its shareholders to approve on a non-binding advisory basis eight separate Advisory Organizational Documents Proposals in connection with the replacement of the Cayman Constitutional Documents, compliant with the Companies Act, with the Proposed Organizational Documents, under the DGCL, which will govern the rights of stockholders of PubCo following the Merger. The Inflection Point Board has unanimously approved the Advisory Organizational Documents Proposals and believes such proposals are necessary to adequately address the needs of Quantum Space after the Business Combination. Approval of the Advisory Organizational Documents Proposals is not a condition to the consummation of the Business Combination.

A brief summary of each of the Advisory Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

Advisory Organizational Documents Proposal 5A — Under the Proposed Organizational Documents, New Quantum Space would be authorized to issue [•] shares, consisting of (A) [•] shares of New Quantum Space Class A-1 Common Stock, (B) [•] shares of New Quantum Space Class A-2 Common Stock, (C) [•] shares of New Quantum Space Class B-1 Common Stock, (D) [•] shares of New Quantum Space Class B-2 Common Stock, and (E) [•] shares of New Quantum Space Preferred Stock, each with a par value of $[•] per share.

Advisory Organizational Documents Proposal 5B — The Proposed Organizational Documents would authorize a multiple class common stock structure pursuant to which the holders of New Quantum Space Class A-1 Common Stock and New Quantum Space Class B-1 Common Stock will be entitled to one vote per share and holders of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock will be entitled to ten votes per share.

Advisory Organizational Documents Proposal 5C — The Proposed Organizational Documents would include a provision providing that each outstanding share of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock shall automatically convert into one share of New Quantum Space Class A-1 Common Stock or New Quantum Space Class B-1 Common Stock, as applicable, upon the earliest to occur of (i) the date that is seven years from the effectiveness of the Proposed Organizational Documents and (ii) the first date when the High-Vote Holders (as defined in the Proposed Organizational Documents) collectively cease to own at least 33.33% of the number of shares of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock collectively held by them as of immediately following the Closing

Advisory Organizational Documents Proposal 5D — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Advisory Organizational Documents Proposal 5E — The Proposed Charter would require the affirmative vote of at least two-thirds of the voting power of the then-outstanding shares of New Quantum Space to amend, alter, repeal or rescind any provision of the Proposed Charter. In addition, the Proposed Charter would require the affirmative vote of at least a majority of the following classes of holders: (i) the holders of New Quantum Space Class B-1 Common Stock and New Quantum Space Class B-2 Common Stock, (ii) the holders of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock, or (iii) the holders of New Quantum Space Class A-1 Common Stock, in each case, to amend, alter, change, repeal or adopt any provision in a manner that adversely affects such class or classes of holders. The Proposed Charter would also permit the New Quantum Space Board to amend, alter, repeal or rescind the Proposed Bylaws without the consent or vote of the stockholders of New Quantum Space. The Proposed Bylaws would permit the stockholders of New Quantum Space to adopt, amend or repeal the Proposed Bylaws by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of voting stock entitled to vote of New Quantum Space.

Advisory Organizational Documents Proposal 5F — The Proposed Charter would require the affirmative vote of holders of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors to remove a director, with or without cause.

Advisory Organizational Documents Proposal 5G — The Proposed Charter would, from and after the date that New Quantum Space ceases to qualify as a controlled company, prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting, provided that any action required or permitted to be taken by the holders of (x) any series of New Quantum Space Preferred Stock or (y) New Quantum Space Class A-2 Common Stock, New Quantum Space Class B-1 Common Stock or New Quantum Space Class B-2 Common Stock may be taken without a meeting if signed by the holders of the relevant series of New Quantum Space Preferred Stock or class of New Quantum Space Common Stock, as applicable, having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted in compliance with the DGCL.

Advisory Organizational Documents Proposal 5H — The Proposed Charter would (1) change the corporate name from “IPFX PubCo, Inc.” to “Quantum Space, Inc.”, (2) make New Quantum Space’s corporate existence perpetual and (3) remove certain provisions related to Inflection Point’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

The Director Election Proposal

Inflection Point is proposing that its shareholders approve, effective upon the Closing, the election of [•] directors to serve on the New Quantum Space Board until the first annual meeting of stockholders of New Quantum Space to be held following the date of Closing, and until their respective successors are duly elected and qualified.

For additional information, see the section of this proxy statement/prospectus entitled “The Director Election Proposal.”

New Quantum Space Incentive Plan Proposal

Inflection Point is asking its shareholders to approve the New Quantum Space Incentive Plan and the material terms thereunder. The aggregate number of shares of New Quantum Space Common Stock that will initially be available for issuance under the New Quantum Space Incentive Plan will equal [•] shares plus the number of shares underlying Substituted Quantum Awards, and will be subject to an automatic annual increase on the first day of each year beginning in 2027 and ending in (and including) 2036 equal to the lesser of (A) [•]% of the shares outstanding on a fully diluted basis on the last day of the immediately preceding fiscal year and (B) such smaller number of shares as determined by the New Quantum Space Board or the Committee. The full text of the New Quantum Space Incentive Plan is attached hereto as Annex G.

For additional information, see the section of this proxy statement/prospectus entitled “New Quantum Space Incentive Plan Proposal.”

New Quantum Space Employee Stock Purchase Plan Proposal

Inflection Point is asking its stockholders to approve the ESPP and the material terms thereunder. The initial aggregate number of shares of New Quantum Space Common Stock that will be available for issuance under the ESPP will be equal to [•]% of the fully diluted, as-converted shares of New Quantum Space Common Stock outstanding as immediately following the Closing. The full text of the ESPP is attached hereto as Annex H.

For additional information, see the section of this proxy statement/prospectus entitled “New Quantum Space Employee Stock Purchase Plan Proposal.”

The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize Inflection Point to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved (including as a result of the failure of any other cross-conditioned Condition Precedent Proposals to be approved)), the chairman of the Inflection Point Board may submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Merger or any other transaction contemplated by the Business Combination Agreement or the related agreements.

For additional information, see the section of this proxy statement/prospectus entitled “The Adjournment Proposal.”

Transfer Restrictions

The Business Combination Agreement contemplates that, at the Closing, New Quantum Space and the Sponsor will enter into the Sponsor Lock-Up Agreement, and New Quantum Space and the Lock-Up Holders will enter into the Quantum Space Lock-Up Agreement (together with the Sponsor Lock-Up Agreement, the “Lock-Up Agreements”), pursuant to which the parties thereto will agree to restrictions on transfer with respect to specified securities of New Quantum Space. An aggregate of 8,433,333 Sponsor Lock-Up Securities and approximately [•] Lock-Up Securities will be subject to six-month transfer restrictions, representing approximately [•]% of the total issued and outstanding shares of New Quantum Space Common Stock following the Business Combination, assuming the [•]% Redemption Scenario. The 5,000,000 Sponsor Lock-Up Warrants, together with any shares of New Quantum Space Class A-1 Common Stock issued or issuable upon exercise thereof, will be subject to transfer restrictions for 30 days following the Closing. The Sponsor Lock-Up Agreement will amend and supersede Section 7 of the Letter Agreement, which will be of no further force or effect as of the Closing.

The transfer restrictions contained in the Lock-Up Agreements are summarized in the table below:

Subject Securities	Holders Subject to Restrictions	Lock-Up Period	Exceptions
8,433,333 shares of New Quantum Space Class A-1 Common Stock, to be issued to the Sponsor in respect of its 8,433,333 Founder Shares in connection with the Domestication and the Business Combination.	The Sponsor.	Six months after the consummation of the Business Combination.	Prior written consent of the New Quantum Space board of directors; specified permitted transfers under the Sponsor Lock-Up Agreement.(1)

Subject Securities	Holders Subject to Restrictions	Lock-Up Period	Exceptions
5,000,000 New Quantum Space Warrants and any shares of New Quantum Space Class A-1 Common Stock issued or issuable upon exercise thereof.	The Sponsor.	30 days after the consummation of the Business Combination.	Prior written consent of the New Quantum Space board of directors; specified permitted transfers under the Sponsor Lock-Up Agreement.(1)

[•] shares of New Quantum Space Common Stock held by the Lock-Up Holders immediately after the Closing (other than shares acquired in the public market after the Closing), together with shares issuable upon exercise of options and other securities convertible into, or exercisable, redeemable or exchangeable for, New Quantum Space Common Stock held immediately after the Closing, including paired Quantum Space Common Units and corresponding Class B-1 or Class B-2 shares.

	The Lock-Up Holders.	Six months after the consummation of the Business Combination.	Prior written consent of the New Quantum Space board of directors; specified permitted transfers under the Quantum Space Lock-Up Agreement.(2)

____________

(1)      The Sponsor Lock-Up Agreement permits specified transfers, subject to its terms, including transfers to New Quantum Space’s officers and directors and their affiliates and family members, to members or partners of the Sponsor or their affiliates, to affiliates of the Sponsor, or to employees of such affiliates; transfers to investment funds or vehicles the holder or its affiliates control or manage; gifts to a qualifying trust or charitable organization; transfers by will or intestacy or pursuant to a qualified domestic relations order; transfers to a wholly owned entity, nominee or custodian; transfers in connection with any legal, regulatory or other order; in the case of an entity that is a trust, transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of the trust; distributions to, and dissolution transfers by, entity holders; the “cashless” or “net” exercise of options or warrants, or the vesting of stock awards, and related transfers to pay the exercise price of options or warrants or taxes due upon such exercise or vesting, with all resulting shares remaining subject to the lock-up; transfers to New Quantum Space under repurchase or forfeiture arrangements upon termination of service; the establishment of a Rule 10b5-1 trading plan under the Exchange Act that does not permit sales during the Lock-Up Period and as to which no public announcement or filing is voluntarily made or required during the Lock-Up Period; transfers in a liquidation, merger, share exchange or similar transaction in which all securityholders may exchange their shares; and specified transfers to satisfy tax obligations of a holder or its direct or indirect owners, solely to the extent necessary, arising from a change in the U.S. Internal Revenue Code (or the Treasury Regulations) after the date of the Business Combination Agreement that prevents the Business Combination from qualifying as a reorganization under Section 368 of the Code (and for which no similar tax-free treatment is available under any successor or other provision of the Code or the Treasury Regulations). Certain permitted transferees must execute a joinder to the Sponsor Lock-Up Agreement.

(2)     The Quantum Space Lock-Up Agreement permits specified transfers, subject to its terms, including transfers of securities other than the Lock-up Securities and any equity securities issued or issuable with respect to the Lock-up Securities by way of a stock dividend, stock split, recapitalization, merger, consolidation or similar transaction; transfers by an individual to affiliates or family members; transfers to investment funds or vehicles the holder or its affiliates control or manage; gifts to a qualifying trust or charitable organization; transfers by will or intestacy or pursuant to a qualified domestic relations order; transfers to a wholly owned entity, nominee or custodian; transfers in connection with any legal, regulatory or other order; transfers by a trust to its trustor or beneficiaries, or to the estate of a beneficiary of the trust; distributions to, and dissolution transfers by, entity holders; the “cashless” or “net” exercise of options or warrants, or the vesting of stock awards, and related transfers to pay the exercise price of options or warrants or taxes due upon such exercise or vesting, with all resulting shares remaining subject to the lock-up; transfers to New Quantum Space under repurchase or forfeiture arrangements upon termination of service; the establishment of a Rule 10b5-1 trading plan under the Exchange Act that does not permit sales during the Lock-Up Period and as to which no public announcement or filing is voluntarily made or required during the Lock-Up Period; transfers in a liquidation, merger, share exchange or similar transaction in which all securityholders may exchange their shares; and transfers to satisfy U.S. federal, state or local income tax obligations of a holder or its direct or indirect owners arising directly from the Business Combination (including any gain recognized in connection with the Seller Contributions, the Recapitalization or the exchange of equity interests in Quantum Space for New Quantum Space Common Stock or Quantum Space Common Units), solely to the extent necessary to cover such tax liability, provided that the holder delivers to New Quantum Space, no later than five Business Days prior to the transfer, a certificate setting forth in reasonable detail the amount and calculation of the tax obligation, together with a written opinion or advice from a nationally recognized accounting firm or tax counsel reasonably acceptable to New Quantum Space confirming the obligation, and provided, further, that the number of Lock-up Securities transferred does not exceed the number necessary to satisfy the obligation based on the volume-weighted average closing price of the New Quantum Space Common Stock for the ten trading days immediately preceding the transfer. Certain permitted transferees must execute a joinder to the Quantum Space Lock-Up Agreement. In addition, the exercise of an exchange or conversion right pursuant to which Quantum Space Common Units, together with the corresponding shares of New Quantum Space Class B-1 or Class B-2 Common Stock, are exchanged for shares of New Quantum Space Class A-1 or Class A-2 Common Stock will be permitted during the Lock-Up Period; however, the Class A-1 or Class A-2 shares received upon the exchange or conversion will remain subject to the transfer restrictions for the remainder of the Lock-Up Period.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held at [•] Eastern Time, on [•], 2026. The extraordinary general meeting will be held virtually via live webcast at [•]. For the purposes of Cayman Islands law and the Cayman Constitutional Documents, the physical location of the extraordinary general meeting will be at the offices of White & Case LLP, 1221 Avenue of the Americas, New York, NY 10020.

Registering for the Extraordinary General Meeting

Any shareholder wishing to attend the extraordinary general meeting virtually should register for the extraordinary general meeting by [•], 2026, at 5:00 p.m., Eastern Time. To register for the extraordinary general meeting, please follow these instructions as applicable to the nature of your ownership of Inflection Point Ordinary Shares:

•        If your shares are registered in your name with the Transfer Agent and you wish to attend the online-only meeting, go to [•], enter the 12-digit control number included on your proxy card or notice of the extraordinary general meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Pre-registration is recommended but is not required in order to attend.

•        Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other nominee) who wish to attend the extraordinary general meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the online extraordinary general meeting. After contacting the Transfer Agent, a beneficial holder will receive an e-mail prior to the extraordinary general meeting with a link and instructions for entering the extraordinary general meeting online. Beneficial shareholders should contact Continental Stock Transfer & Trust Company at least five business days prior to the extraordinary general meeting date in order to ensure access.

Voting Power; Record Date

Inflection Point’s shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned Inflection Point Ordinary Shares at the close of business on [•], 2026, which is the record date for the extraordinary general meeting (the “Record Date”). Shareholders will have one vote for each Inflection Point Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. Inflection Point Warrants do not have voting rights. At the close of business on the Record Date, there were 33,733,333 Inflection Point Ordinary Shares outstanding, of which 25,300,000 were Public Shares, with the rest being held by Inflection Point’s initial shareholders.

Quorum and Vote of Inflection Point Shareholders

A quorum of Inflection Point shareholders is necessary to hold a valid meeting. A quorum will be present at the Inflection Point extraordinary general meeting if the holders of at least one-third of the issued and outstanding shares entitled to vote at the extraordinary general meeting are represented in person or by proxy (which would include presence at the extraordinary general meeting). Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

As of the Record Date for the extraordinary general meeting, 11,244,445 Inflection Point Ordinary Shares would be required to achieve a quorum.

The Sponsor and Inflection Point Fund have agreed to vote all the Founder Shares and any Public Shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor and certain members of the Inflection Point Board own approximately 25.0% of the issued and outstanding Inflection Point Ordinary Shares. As a result, Inflection Point would need only 8,433,334, or approximately 33.3%, of the Public Shares not held by affiliates, to be voted in favor of the Business Combination in order to approve the Business Combination Proposal (assuming all outstanding shares are voted); or no Public Shares not held by affiliates (assuming only the minimum number of shares representing a quorum are voted).

The proposals presented at the extraordinary general meeting require the following votes:

•        Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting.

•        Domestication Proposal — The approval of the Domestication Proposal requires a special resolution of the Inflection Point Class B Shareholders, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 49.2 of the Cayman Constitutional Documents.

•        Merger Proposal — The approval of the Merger Proposal requires the affirmative vote of holders of a majority of the Inflection Point Ordinary Shares outstanding.

•        Organizational Documents Proposal — The approval of the Domesticated Organizational Documents Proposal requires a special resolution of the Inflection Point Class B Shareholders, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting The holders of Inflection Point Class A Shares will have no right to vote on the Domesticated Organizational Documents Proposal, in accordance with Article 49.2 of the Cayman Constitutional Documents.

•        Advisory Organizational Documents Proposals — The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires an ordinary resolution, being the affirmative vote of holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting.

•        Director Election Proposal — The approval of the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting.

•        New Quantum Space Incentive Plan Proposal — The approval of the New Quantum Space Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting.

•        New Quantum Space Employee Stock Purchase Plan Proposal — The approval of the New Quantum Space Employee Stock Purchase Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting.

•        Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a Public Shareholder may request to redeem all or a portion of its Public Shares for cash in connection with the completion of the Business Combination. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Inflection Point Warrants prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(c)     deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2026 (two business days before the initial scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed.

Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is abandoned, the Public Shares will be returned to the respective holder, broker or bank. If the Redemption is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers the certificates for its shares (if any) along with the redemption forms to Continental, Inflection Point will redeem such Public Shares at the Redemption Price. For illustrative purposes, as of the Record Date, this would have amounted to approximately $[•] per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. See the section of the proxy statement/prospectus entitled “Extraordinary General Meeting of Inflection Point — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other Person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has agreed to, among other things, vote in favor of all proposals being presented at the extraordinary general meeting, regardless of how the Public Shareholders vote. As of the Record Date, the Sponsor owned approximately 25.0% of the issued and outstanding Inflection Point Ordinary Shares.

Holders of the Inflection Point Warrants will not have redemption rights with respect to the Inflection Point Warrants.

Appraisal Rights

Inflection Point shareholders do not have appraisal or dissenters’ rights under Cayman Islands law in connection with the Domestication or the Business Combination. Section 238 of the Companies Act does not apply because the Merger will be consummated after the Domestication under Delaware law. [There are no appraisal rights under Delaware law with respect to any of the securities of Inflection Point].

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Inflection Point has engaged [•] to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting of Inflection Point — Revoking Your Proxy.”

Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination

When you consider the recommendation of the Inflection Point Board in favor of approval of the Business Combination Proposal and the other proposals included herein, you should keep in mind that the Sponsor, Inflection Point Fund, and Inflection Point’s directors and officers have interests in such Transaction Proposals that are different from, or in addition to, those of Inflection Point’s shareholders generally. Further, Inflection Point’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section entitled “Information About Inflection Point — Conflicts of Interest.” We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The Inflection Point Board and the Audit Committee were aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the proposals to be presented at the extraordinary general meeting, including the Business Combination Proposal. Inflection Point shareholders should take these interests into account in deciding whether to approve the proposals to be presented at the extraordinary general meeting, including the Business Combination Proposal. These interests include, among other things:

•        Our Sponsor purchased 8,433,333 Founder Shares for $25,000, or approximately $0.003 per share, in a private placement prior to the consummation of the IPO. The Sponsor is controlled by Michael Blitzer, Kevin Shannon and Adam Saks, who respectively serve as Chairman, Chief Executive Officer and Chief Financial Officer of Inflection Point. Inflection Point Fund has an economic interest in 4,815,833 Founder Shares, or approximately 57.1% of the Founder Shares held by the Sponsor. Michael Blitzer, our Chairman and director, Kevin Shannon, our Chief Executive Officer, and Adam Saks, our Chief Financial Officer, are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Each director and officer of Inflection Point has economic interests in the Founder Shares held by the Sponsor. No other person has a direct or indirect material interest in the Sponsor. Such 8,433,333 shares of New Quantum Space Common Stock that the Sponsor and its permitted transferees will receive upon conversion of such Founder Shares in the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $[•] million based on the closing price of $[•] per Inflection Point Class A Share on Nasdaq on [•], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such shares of New Quantum Space Common Stock will be subject to lock-up restrictions, we believe such shares will have less value.

•        Our Sponsor purchased 5,000,000 Private Placement Warrants for $5,000,000, or $1.00 per Private Placement Warrant, in a private placement that closed simultaneously with the IPO. The Sponsor is controlled by Michael Blitzer, Kevin Shannon and Adam Saks, who respectively serve as Chairman, Chief Executive Officer and Chief Financial Officer of Inflection Point. Inflection Point Fund has an economic interest in 4,300,000 warrants, or 86% of the Private Placement Warrants held by the Sponsor. Mr. Blitzer, Mr. Shannon and Mr. Saks are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Following the Business Combination, the 5,000,000 New Quantum Space Warrants that the Sponsor will receive upon conversion of such Private Placement Warrants, if unrestricted and freely tradable, would have had an aggregate market value of approximately $[•] million based on the closing price of $[•] per Inflection Point Warrant on Nasdaq on [•], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such New Quantum Space Warrants will be subject to lock-up restrictions, we believe such shares will have less value.

•        Given the differential in the purchase price that the Sponsor, its affiliates and the officers and directors paid for the Founder Shares as compared to the price of the Inflection Point Class A Shares included in the Inflection Point Units sold in the IPO, the Sponsor, its affiliates and the officers and directors may earn a positive rate of return on its investment even if the shares of New Quantum Space Common Stock trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor, its affiliates and the officers and directors diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of almost any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

•        Our Sponsor, and therefore Inflection Point Fund, will lose its entire investment in us if we do not complete a business combination by March 30, 2028 (or if such date is extended at a duly called meeting of the Inflection Point shareholders, such later date). If we do not consummate a business combination by such date, as promptly as reasonably possible but not more than ten business days thereafter, we will redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for the claims of creditors and the requirements of other applicable law. In such event, the Inflection Point Warrants may be worthless. In such event, the 8,433,333 Inflection Point Ordinary Shares owned by our Sponsor would be worthless because following the redemption of Public Shares, we would likely have few, if any, net assets and because the Sponsor has agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period. Additionally, in such event, the 5,000,000 Private Placement Warrants that the Sponsor paid $5,000,000 to purchase will expire and become worthless.

•        Inflection Point Fund, an accredited investor that is an affiliate of Inflection Point, has an economic interest in 4,815,833 Founder Shares, or approximately 57.1% of the Founder Shares and 4,300,000 warrants, or 86%, of the Private Placement Warrants held by the Sponsor. In exchange for the Pre-Funded Preferred Units and Pre-Funded Warrants it purchased for $32.5 million, (a) Inflection Point Fund will contribute all of its Pre-Funded Preferred Units to New Quantum Space in exchange for a number of shares of New Quantum Space Series A Preferred Stock equal to the quotient of (i) the aggregate Series B preference amount of such holder’s Pre-Funded Preferred Units, divided by (ii) $12.00 (approximately [•] shares of New Quantum Space Series A Preferred Stock taking into account accrued payment-in-kind dividends through [•], 2026; such number of shares of New Quantum Space Series A Preferred Stock may increase prior to Closing due to additional accrued payment-in-kind dividends after such date) and (b) Inflection Point Fund may elect to contribute its Pre-Funded Warrants to New Quantum Space in exchange for New Quantum Space Preferred Investor Warrants.

•        Inflection Point’s Sponsor, officers and directors, and Inflection Point Fund, have agreed not to redeem any of the Founder Shares or Inflection Point Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        If the Trust Account is liquidated, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        Inflection Point’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six (6) years after the Business Combination.

•        The Sponsor and its members (present and former), managers and affiliates and their respective present and former officers and directors (each, a “Sponsor Indemnitee”) will be eligible for continued indemnification for any Sponsor Indemnitee’s activities in connection with the affairs of Inflection Point.

•        The continuation of [•] as a director of the New Quantum Space Board following the Closing. As such, in the future he may receive any cash fees, stock options or stock awards that the New Quantum Space Board determines to pay to its directors.

•        In connection with the Closing, our Sponsor, officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to Inflection Point. In order to finance transaction costs in connection with a business combination, the Sponsor or Inflection Point Fund or certain of Inflection Point’s officers or directors may, but are not obligated to, loan Inflection Point Working Capital Loans. In the event that a business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement warrants at $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. As of the date of this proxy statement/prospectus, no such Working Capital Loans are outstanding.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Inflection Point from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed.

•        Pursuant to the Registration Rights Agreement, Inflection Point’s officers and directors, and the Sponsor and its members will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the New Quantum Space Common Stock held by such parties following the consummation of the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Inflection Point, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Inflection Point — Conflicts of Interest.”

The Inflection Point Board engaged Newbridge to provide an opinion to the Inflection Point Board as to the fairness, from a financial point of view, to the Inflection Point Unaffiliated Shareholders of the Aggregate Consideration to be paid by Inflection Point pursuant to the Business Combination Agreement, a copy of the Fairness Opinion is attached hereto as Annex F.

For additional information, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” and “The Business Combination Proposal — Interests of the Quantum Space Directors and Executive Officers.”

Compensation Received by the Sponsor, its Affiliates and Inflection Point Directors and Executive Officers

Set forth below is a summary of the amount of compensation and securities received, to be received or that may be received by the Sponsor, its affiliates and Inflection Point’s directors, officers and their affiliates in connection with the Business Combination and related transactions. All of Inflection Point’s officers and directors, in addition to certain third-party investors, are members of the Sponsor and therefore have an indirect interest in the amount of compensation received by and securities issued to the Sponsor, and in the consideration paid or to be paid by the Sponsor, in connection with the Business Combination or any related financing transaction.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Sponsor	8,433,333 shares of New Quantum Space Class A-1 Common Stock upon conversion of 8,433,333 Inflection Point Class A Shares.	$25,000.
	5,000,000 New Quantum Space Warrants upon the conversion of the 5,000,000 Private Placement Warrants.	$5,000,000.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Inflection Point Fund

Number of New Quantum Space Series A Preferred Stock equal to the quotient of (i) the aggregate Series B preference amount of Inflection Point Fund’s Pre-Funded Preferred Units, divided by (ii) $12.00 (approximately [•] shares of New Quantum Space Series A Preferred Stock taking into account accrued payment-in-kind dividends through [•], 2026; such number of shares of New Quantum Space Series A Preferred Stock may increase prior to Closing due to additional accrued payment-in-kind dividends after such date). Inflection Point Fund may elect to contribute its Pre-Funded Warrants to New Quantum Space in exchange for New Quantum Space Preferred Investor Warrants.

Exchange of Pre-Funded Preferred Units and Pre-Funded Warrants, which Pre-Funded Preferred Units and Pre-Funded Warrants were acquired for an aggregate purchase price of $32.5 million.
	4,815,833, or approximately 57.1%, of the Founder Shares and 4,300,000, or 86%, of the Private Placement Warrants held by the Sponsor.	$4,300,000 for the Private Placement Warrants.
Sponsor, Officers and Directors	Consulting, success or finder fees in connection with the consummation of our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.
	Salary or fee in an amount that constitutes a market standard for comparable transactions in connection with our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.

Ownership of New Quantum Space

The following summarizes the pro forma shares outstanding of New Quantum Space Common Stock and Series A Preferred Stock (on an as-converted to New Quantum Space Class A-1 Common Stock basis as of the Closing Date) under the three redemption scenarios, on an as-converted basis, excluding the potential dilutive effect of warrants to purchase shares of New Quantum Space Class A-1 Common Stock:

	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	25,300,000	21.1%	12,650,000	11.8%	0	0.0%
Sponsor(4)	8,433,333	7.0%	8,433,333	7.9%	8,433,333	8.9%
Series B Holders (as-converted)(5)	6,011,925	5.0%	6,011,925	5.6%	6,011,925	6.4%
Series A Holders (as-converted)(6)	19,999,994	16.7%	19,999,994	18.7%	19,999,994	21.2%
Quantum Space Equity Holders(7)	59,994,140	50.1%	59,994,140	56.0%	59,994,140	63.5%
Total	119,739,392	100.0%	107,089,392	100.0%	94,439,392	100.0%

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that holders of 50% of the Public Shares, 12,650,000 Public Shares, exercise their redemption rights for an aggregate payment of approximately $126.5 million (based on the estimated per-share redemption price of approximately $10.00 per share) from the Trust Account based on funds in the Trust Account as of March 31, 2026.

(3)      Assumes that holders of 100% of the Public Shares, 25,300,000 Public Shares, exercise their redemption rights for an aggregate payment of approximately $253.0 million (based on the estimated per-share redemption price of approximately $10.00 per share) from the Trust Account based on funds in the Trust Account as of March 31, 2026.

(4)      Consists of 8,433,333 shares of New Quantum Space Class A-1 Common Stock issued upon conversion of Founder Shares.

(5)      Consists of shares of New Quantum Space Class A-1 Common Stock issuable upon conversion of 6,011,925 shares of Series A Preferred Stock to be issued upon conversion of Pre-Funded Preferred Units sold in the Pre-Funded Investment (taking into account accrued payment-in-kind dividends through August 14, 2026).

(6)      Consists of 19,999,994 shares of New Quantum Space Class A-1 Common Stock issuable upon conversion of shares of Series A Preferred Stock to be issued pursuant to the Series A SPAs.

(7)      Based on the Aggregate Consideration of $600 million divided by the estimated per-share Redemption Price of approximately $10.00 per share from the Trust Account based on funds in the Trust Account as of March 31, 2026. Consists of (i) 27,731,702 shares of New Quantum Space Class A-1 Common Stock, (ii) 322,624 shares of New Quantum Space Class A-2 Common Stock and (iii) 31,939,814 shares of New Quantum Space Class B-2 Common Stock (non-economic, paired with retained Quantum Space Common Units). The Quantum Space Equity Holders include holders receiving shares through the Up-C structure, whereby Up-C Sellers retain 99% of their Quantum Space Common Units paired with shares of New Quantum Space Class B-2 Common Stock (carrying ten votes per share) and contribute 1% in exchange for shares of New Quantum Space Class A-2 Common Stock (carrying ten votes per share).

The following summarizes the pro forma shares outstanding of New Quantum Space Common Stock on a fully diluted basis, assuming the exercise of all New Quantum Space Warrants and New Quantum Space Series A Warrants to purchase shares of New Quantum Space Class A-1 Common Stock:

	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	25,300,000	15.7%	12,650,000	8.5%	0	0.0%
Public Warrant Holders(8)	8,433,333	5.2%	8,433,333	5.7%	8,433,333	6.2%
Sponsor (shares + warrants)(9)	13,433,333	8.3%	13,433,333	9.0%	13,433,333	9.9%
Series B Holders (preferred as-converted + warrants)(10)	11,894,277	7.4%	11,894,277	8.0%	11,894,277	8.7%
Series A Holders (preferred as-converted + warrants)(11)	39,999,988	24.8%	39,999,988	26.9%	39,999,988	29.4%
Quantum Space Equity Holders(7)	59,994,140	37.2%	59,994,140	40.3%	59,994,140	44.1%
IPO Underwriter Warrants(12)	2,400,000	1.5%	2,400,000	1.6%	2,400,000	1.8%
Total	161,455,071	100.0%	148,805,071	100.0%	136,155,071	100.0%

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that holders of 50% of the Public Shares, 12,650,000 Public Shares, exercise their redemption rights for an aggregate payment of approximately $126.5 million (based on the estimated per-share redemption price of approximately $10.00 per share) from the Trust Account based on funds in the Trust Account as of March 31, 2026.

(3)      Assumes that holders of 100% of the Public Shares, 25,300,000 Public Shares, exercise their redemption rights for an aggregate payment of approximately $253.0 million (based on the estimated per-share redemption price of approximately $10.00 per share) from the Trust Account based on funds in the Trust Account as of March 31, 2026.

(7)      Based on the Aggregate Consideration of $600 million divided by the estimated per-share Redemption Price of approximately $10.00 per share from the Trust Account based on funds in the Trust Account as of March 31, 2026. Consists of (i) 27,731,702 shares of New Quantum Space Class A-1 Common Stock, (ii) 322,624 shares of New Quantum Space Class A-2 Common Stock and (iii) 31,939,814 shares of New Quantum Space Class B-2 Common Stock (non-economic, paired with retained Quantum Space Common Units). The Quantum Space Equity Holders include holders receiving shares through the Up-C structure, whereby Up-C Sellers retain 99% of their Quantum Space Common Units paired with shares of New Quantum Space Class B-2 Common Stock (carrying ten votes per share) and contribute 1% in exchange for shares of New Quantum Space Class A-2 Common Stock (carrying ten votes per share).

(8)      Consists of New Quantum Space Warrants held by public warrant holders, each exercisable for one share of New Quantum Space Class A-1 Common Stock.

(9)      Consists of (i) 8,433,333 shares of New Quantum Space Class A-1 Common Stock issued upon conversion of Founder Shares, and (ii) 5,000,000 New Quantum Space Warrants (converted from Private Placement Warrants purchased by the Sponsor at $1.00 per warrant).

(10)    Consists of (i) 6,011,925 shares of New Quantum Space Class A-1 Common Stock issuable upon conversion of Series A Preferred Stock issued in exchange for Pre-Funded Preferred Units, and (ii) New Quantum Space Series A Warrants exercisable for 5,882,352 shares of New Quantum Space Class A-1 Common Stock issued in exchange for Pre-Funded Warrants.

(11)    Consists of (i) 19,999,994 shares of New Quantum Space Class A-1 Common Stock issuable upon conversion of shares of Series A Preferred Stock issued pursuant to the Series A SPAs, and (ii) New Quantum Space Series A Warrants exercisable for 19,999,994 shares of New Quantum Space Class A-1 Common Stock issued pursuant to the Series A SPAs.

(12)    Consists of 2,400,000 New Quantum Space Warrants (converted from Private Placement Warrants held by the IPO underwriter).

Dilution

The following table presents the net tangible book value per share under each of (i) the No Redemption Scenario, (ii) the 50% Redemption Scenario and (iii) the Maximum Redemption Scenario assuming various sources of material probable dilution (but excluding the effects of the Business Combination transaction itself).

(in thousands, except share and per share amounts)	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
IPO offering price per share		$10.00		$10.00		$10.00
Net Tangible Book Value as of [•], as adjusted(4)	$	[•]	$	[•]	$	[•]
As adjusted shares(5)		[•]		[•]		[•]
Net tangible book value per share	$	[•]	$	[•]	$	[•]
Dilution per share to Public Shareholders	$	[•]	$	[•]	$	[•]

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 12,650,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $[•] million (based on the estimated per-share redemption price of approximately $[•] per share) from the Trust Account based on funds in the Trust Account as of [•], 2026, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 25,300,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $[•] million (based on the estimated per-share redemption price of approximately $[•] per share) from the Trust Account based on funds in the Trust Account as of [•], 2026, which is a redemption scenario that could occur.

(4)      See table below for reconciliation of net tangible book value, as adjusted.

(5)      See table below for reconciliation of as adjusted shares.

The following table illustrates the as adjusted net tangible book value to the Inflection Point Ordinary Shareholders and net increase in net tangible book value to the Inflection Point Ordinary Shareholders as a result of transaction costs, funds released from the Trust Account at the Closing and the Closing PIPE Investments and reflects the issuance of shares of New Quantum Space Common Stock to holders of Inflection Point Warrants.

(in thousands, except share and per share amounts)	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
Numerator adjustments
Net Tangible Book Value	$	[•]	$	[•]	$	[•]
Anticipated transaction expenses	$	[•]	$	[•]	$	[•]
Closing PIPE Investment proceeds	$	[•]	$	[•]	$	[•]
Redemptions from Trust Account		$—	$	[•]	$	[•]
Net Tangible Book Value as of September 30, 2025, as adjusted	$	[•]	$	[•]	$	[•]
Denominator adjustments
Inflection Point Public Shareholders		[•]		[•]		[•]
Sponsor		[•]		[•]		[•]
PIPE Investors(4)		[•]		[•]		[•]
As adjusted Inflection Point shares outstanding		[•]		[•]		[•]

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 12,650,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $[•] million (based on the estimated per-share redemption price of approximately $[•] per share) from the Trust Account based on funds in the Trust Account as of [•], 2026, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 25,300,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $[•] million (based on the estimated per-share redemption price of approximately $[•] per share) from the Trust Account based on funds in the Trust Account as of [•], 2026, which is a redemption scenario that could occur.

(4)      Consists of 19,999,994 shares of Series A Preferred Stock to be issued pursuant to the Series A SPAs.

New Quantum Space is expected to have a maximum of [•] shares of New Quantum Space Common Stock outstanding or issuable immediately following the Closing (excluding shares of New Quantum Space Common Stock issuable upon exercise of [New Quantum Space Options] or New Quantum Space Series A Warrants) after giving effect to the Business Combination under the No Redemptions Scenario. Where there are no redemptions, the valuation of Inflection Point is based on the offering price of each Public Share of $10.00 (for this purpose ascribing no value to the Inflection Point Warrant included in each Inflection Point Unit) and is therefore calculated as: $10.00 (Per share price at IPO) times [•] shares, or $[•]. The following table illustrates the valuation based on the offering price of the securities at the IPO price of $10.00 per share under each redemption scenario:

	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
Valuation of shares issued to Public Shareholders	$	[•]	$	[•]		—
Shares of New Quantum Space Common Stock issued in exchange for Public Shares		[•]		[•]		—
Valuation of shares issued to Public Warrant holders	$	[•]	$	[•]	$	[•]
Shares of New Quantum Space Common Stock issued in exchange for Inflection Point Warrants included in Inflection Point Units sold in the IPO		[•]		[•]		[•]
Valuation of shares held by Sponsor	$	[•]	$	[•]	$	[•]
Shares of New Quantum Space Common Stock issued in exchange for securities held by Sponsor		[•]		[•]		[•]
Valuation of shares issued to Quantum Space Equity Holders (other than the holders of the Pre-Funded Preferred Units and the Pre-Funded Warrants in respect of those securities)	$	[•]	$	[•]	$	[•]

Shares of New Quantum Space Common Stock issued in exchange for Quantum Space securities (other than the holders of the Pre-Funded Preferred Units and the Pre-Funded Warrants in respect of those securities) in the Business Combination

		[•]		[•]		[•]
Valuation of shares underlying Series A Preferred Stock issued to holders of Pre-Funded Preferred Units, the [•], and pursuant to the Series A SPAs	$	[•]	$	[•]	$	[•]
Shares of New Quantum Space Common Stock underlying Series A Preferred Stock issued in exchange for Pre-Funded Preferred Units, the [•], and pursuant to the Series A SPAs(4)		[•]		[•]		[•]
Total valuation	$	[•]	$	[•]	$	[•]
Total shares of New Quantum Space Common Stock outstanding or issuable without further consideration at Closing		[•]		[•]		[•]

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 12,650,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $[•] million (based on the estimated per-share redemption price of approximately $[•] per share) from the Trust Account based on funds in the Trust Account as of [•], 2026, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 25,300,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $[•] million (based on the estimated per-share redemption price of approximately $[•] per share) from the Trust Account based on funds in the Trust Account as of [•], 2026, which is a redemption scenario that could occur.

(4)      Consists of shares of New Quantum Space Common Stock issuable upon conversion on the assumed Closing Date of [•], 2026 of (i) [•] shares of Series A Preferred Stock to be issued upon conversion of Pre-Funded Preferred Units sold in the Pre-Funded Investment, and (ii) 19,999,994 shares of Series A Preferred Stock to be issued pursuant to the Series A SPAs.

Regulatory Matters

Neither Inflection Point nor Quantum Space are aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the regulatory notices and approvals discussed in “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement — Closing Conditions — Conditions to the Obligations of Each Party.” It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Under the HSR Act and the rules that have been promulgated thereunder, certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the Federal Trade Commission (“FTC” and, together with the Antitrust Division, the “Antitrust Agencies”) and certain waiting period requirements have been satisfied. The Business Combination may be subject to the HSR Act and, accordingly, Inflection Point and Quantum Space filed Notification and Report Forms with the Antitrust Agencies on July 29, 2026, the waiting period for which expires on August 28, 2026, at 11:59 pm ET.

Recommendation to Shareholders of Inflection Point

The Inflection Point Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Merger Proposal, “FOR” the approval of the Domesticated Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Director Election Proposal, “FOR” the approval of the New Quantum Space Incentive Plan Proposal, “FOR” the approval of the New Quantum Space Employee Stock Purchase Plan Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

Background and Material Terms of the Business Combination

Inflection Point is a special purpose acquisition company that was incorporated on September 12, 2025, as a Cayman Islands exempted company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Inflection Point’s management surveyed the landscape of potential acquisition opportunities for acquisition targets. From the time of Inflection Point’s IPO to May 2026 when Inflection Point entered into a letter of intent with Quantum Space, Inflection Point reviewed more than thirteen acquisition opportunities, executed approximately eight non-disclosure agreements and delivered three initial draft letters of intent. Inflection Point management ultimately decided not to pursue such alternate targets and instead focus its efforts on Quantum Space. The terms of the Business Combination Agreement are the result of negotiations between the representatives of Inflection Point and Quantum Space, which occurred between May and June 2026. For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination.”

Inflection Point Board’s Reasons for the Approval of the Business Combination

Before reaching their respective unanimous decisions on June 7, 2026, the Audit Committee and the Inflection Point Board consulted with its management team, legal counsel and other advisors. The Audit Committee and the Inflection Point Board considered a variety of factors in connection with its evaluation of the Business Combination in approving and recommending the transaction to the Inflection Point shareholders. In light of the complexity of those factors, the Audit Committee and the Inflection Point Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of the Audit Committee and the Inflection Point Board may have given different weight to different factors in their evaluation of the Business Combination.

Further, the prospectus for the IPO identified the general criteria and guidelines that Inflection Point believed would be important in evaluating prospective target businesses, although Inflection Point also indicated it may enter into a business combination with a target business that does not meet these criteria or guidelines. The Inflection Point Board considered these criteria in their evaluation of Quantum Space, which include (i) Quantum Space’s management team, (ii) Quantum Space’s business, (iii) Quantum Space’s valuation and projected financial performance, (iv) review of other business combination opportunities reasonably available to Inflection Point, (v) the investment in Quantum Space pursuant to the Pre-Funded SPAs and Series A SPAs, (vi) Quantum Space stockholders’ retained interest, and (vii) review of selected public and private companies. The Inflection Point Board determined that the Business Combination presents an attractive business opportunity in light of a variety of factors, including its strong and experienced management team, defensible market position, unique product offering and valuation. The Inflection Point Board also reviewed the financial analysis and opinion of Newbridge to the effect that, as of June 6, 2026, and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Newbridge as set forth in its written opinion, (i) the Aggregate Consideration to be paid by Inflection Point in the Business Combination was fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders and (ii) whether the Business Combination has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement. The Inflection Point Board also considered the potential detriments of the Business Combination to Quantum Space, including Quantum Space’s limited operating history, regulatory risks, the uncertainty of the potential benefits of the Business Combination being achieved, macroeconomic risks, the absence of possible structural protections for minority shareholders, and the risks and costs to Inflection Point if the Business Combination is not achieved, including the risk that it may result in Inflection Point being unable to complete a business combination and force Inflection Point to liquidate.

For a description of the Inflection Point Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the Inflection Point Board, see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — Inflection Point Board’s Reasons for the Approval of the Business Combination.”

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination.

Estimated Sources and Uses (No Redemptions)

Sources	($ in millions)		Uses	($ in millions)
Quantum Space Equity Rollover	$	[•]	Quantum Space Equity Rollover	$	[•]
Cash in Trust Account(1)	$	[•]	Cash to Balance Sheet(1)(2)(3)(4)	$	[•]
			Estimated Transaction Expenses	$	[•]
Total sources	$	[•]	Total uses	$	[•]

Estimated Sources and Uses (Maximum Redemptions)

Sources	($ in millions)		Uses	($ in millions)
Quantum Space Equity Rollover	$	[•]	Quantum Space Equity Rollover	$	[•]
Total PIPE Investment	$	[•]	Cash to Balance Sheet(1)(2)(3)(4)	$	[•]
			Estimated Transaction Expenses	$	[•]
Total sources	$	[•]	Total uses	$	[•]

____________

(1)      Based on the amount in the Trust Account as of [•], 2026.

(2)      Assumes $[•] million in PIPE Investments from new and existing investors, up to $[•] in cash held in the Trust Account and $[•] of transaction expenses.

(3)      [As of [•], 2026, Quantum Space had approximately $36,000,000 of outstanding debt.]

(4)      Assumes $[•] million in PIPE Investments from new and existing investors and $[•] of transaction expenses.

U.S. Federal Income Tax Considerations

For a discussion summarizing material U.S. federal income tax considerations of the Domestication and an exercise of Redemption Rights in connection with the Business Combination, please see “Material U.S. Federal Income Tax Considerations.”

Accounting Considerations

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP, as Inflection Point does not meet the definition of a business under U.S. GAAP. For financial reporting purposes, Quantum Space is identified as the accounting acquirer, and Inflection Point as the accounting acquiree. For accounting purposes, the financial statements of New Quantum Space will represent a continuation of the financial statements of Quantum Space, with the Business Combination being treated as the equivalent of Quantum Space issuing stock for the net assets of Inflection Point, accompanied by recapitalization. For more information, see “Proposal No. 1 — The Business Combination Proposal — Expected Accounting Treatment for the Business Combination.”

Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Inflection Point has not elected, and New Quantum Space is not expected to elect, to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as emerging growth companies, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

New Quantum Space will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the effectiveness of Inflection Point’s IPO registration statement, (b) in which New Quantum Space has total annual revenue of at least $1.235 billion, or (c) in which New Quantum Space is deemed to be a large accelerated filer, which means the market value of its common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which New Quantum Space has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

Smaller Reporting Company

Inflection Point is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.

Following the Closing, New Quantum Space will be required to re-determine its status as a smaller reporting company prior to the time it makes its first filing with the SEC (other than the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act)). New Quantum Space will be able to continue to take advantage of the smaller reporting company scaled disclosures if its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured as of a date within four business days after the consummation of the Business Combination, or Quantum Space’s annual revenue is less than $100.0 million as of the most recently completed fiscal year reported in the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act). If New Quantum Space is no longer a smaller reporting company after this initial determination, it would need to reflect its re-determined status in any filing that is due after the 45-day period following the Closing. We expect that New Quantum Space will remain a smaller reporting company after the Closing. To the extent that New Quantum Space takes advantage of the reduced disclosure obligations available for smaller reporting companies, it may also make comparison of our financial statements with other public companies difficult or impossible.

Risk Factors

In evaluating the proposals to be presented at the extraordinary general meeting, shareholders should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 31 of this proxy statement/prospectus. In particular, such risks include, but are not limited to, the following:

•        Quantum Space is an early-stage company with a history of losses. Quantum Space has not been profitable historically and may not achieve or maintain profitability in the future.

•        A limited number of customers account for a substantial portion of Quantum Space’s revenue. If existing customers do not make subsequent purchases from Quantum Space or renew their contracts with Quantum Space, or if Quantum Space’s relationships with Quantum Space’s largest customers are impaired or terminated, Quantum Space’s revenue could decline, and Quantum Space’s results of operations would be adversely impacted.

•        A substantial majority of Quantum Space’s business depends on sales to the public sector, and Quantum Space’s failure to receive and maintain government contracts or changes in the government’s contracting or fiscal policies of the public sector could adversely affect Quantum Space’s business, results of operations, financial condition, and growth prospects.

•        A decline in the U.S. and other government budgets, changes in spending or budgetary priorities, or delays in contract awards have affected and may continue to significantly and adversely affect Quantum Space’s future revenue and limit Quantum Space’s growth prospects.

•        The U.S. government may modify, curtail or terminate one or more of Quantum Space’s contracts, and failure to comply with contract terms or applicable laws and regulations in relation to Quantum Space’s U.S. government contracts could expose Quantum Space to penalties or other adverse consequences.

•        Quantum Space is subject to significant government regulation and oversight, including licensing requirements administered by the FCC, the FAA, NOAA and other regulatory authorities, and failure to obtain or maintain necessary approvals could adversely affect Quantum Space’s business.

•        We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future, we may be unable to accurately or timely report our financial condition or results of operations, which could adversely affect investor confidence in Quantum Space and, as a result, the value of Quantum Space’s common stock

•        Quantum Space or Quantum Space’s suppliers may not be able to procure or repair critical hardware components that are required in Quantum Space’s operations.

•        Quantum Space depends on third parties to provide services and to perform Quantum Space’s contractual obligations.

•        Quantum Space may experience delayed launches, launch failures, or insufficient launch capacity from third-party launch providers, which could harm Quantum Space’s business, financial condition, and results of operations.

•        U.S. government contracts are subject to a competitive bidding process, are generally not fully funded at inception, and contain certain terms that may be unfavorable to Quantum Space, which could result in contracts and opportunities consuming significant resources without generating revenue or profit.

•        If Quantum Space is unable to maintain, protect or enforce Quantum Space’s intellectual property rights, it may have a material adverse effect on Quantum Space’s business, revenue, financial results and prospects.

•        Adverse economic conditions, including economic slowdowns, may have a material adverse effect on Quantum Space’s business.

•        Directors and officers of Inflection Point, the Sponsor and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the Inflection Point shareholders generally.

•        Inflection Point’s shareholders will experience dilution due to the issuance of shares of New Quantum Space Common Stock and securities convertible into the shares of New Quantum Space Common Stock to the Quantum Space Members as consideration in the Business Combination and the issuance of securities in the Closing PIPE Investment.

•        Inflection Point may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

•        Past performance by Inflection Point’s management team, advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, may not be indicative of future performance of an investment in New Quantum Space.

•        New Quantum Space’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

•        The completion of the Business Combination is subject to certain closing conditions, including satisfaction of all closing conditions in the Business Combination Agreement, and any such conditions may not be satisfied on a timely basis, if at all.

Market Price, Ticker Symbol and Dividends

Inflection Point

Trading Market of Inflection Point’s Securities

Inflection Point’s Units, Public Shares and Warrants are currently listed on Nasdaq under the symbols “IPFXU,” “IPFX” and “IPFXW” respectively. Inflection Point’s securities commenced trading on Nasdaq on March 27, 2026.

The closing price of the Inflection Point Units, Public Shares and Warrants on June 5, 2026, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.23, $10.00 and $0.78, respectively. As of [•], 2026, the Record Date for the extraordinary general meeting, the closing price of each of the Inflection Point Units, Public Shares and Warrants was $[•], $[•] and $[•], respectively. Inflection Point’s securityholders should obtain current market quotations for the securities. The market price of Inflection Point’s securities could vary at any time prior to the Closing. Market price information regarding the Inflection Point Class B Shares is not provided here because there is no established public trading market for the Inflection Point Class B Shares.

Holders

As of [•], 2026, the Record Date, there was [one] record holder of the Inflection Point Class A Shares and [one] record holder of the Inflection Point Class B Shares. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Inflection Point Class A Shares are held of record by banks, brokers and other financial institutions.

Dividends

Inflection Point has not paid any cash dividends to its shareholders to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

Quantum Space

Trading Market of Quantum Space’s Securities

Historical market price information regarding Quantum Space is not provided because there is no public market for its securities.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF QUANTUM SPACE

The summary historical financial information for Quantum Space presented below for the years ended December 31, 2025 and 2024, and the summary balance sheets as of December 31, 2025 and 2024 have been derived from Quantum Space’s audited financial statements included elsewhere in this proxy statement/prospectus.

The summary historical financial information presented below as of June 30, 2026 and for the six-month periods ended June 30, 2026 and 2025 have been derived from Quantum Space’s unaudited financial statements included elsewhere in this proxy statement/prospectus. The unaudited financial data presented have been prepared on a basis consistent with Quantum Space’s audited financial statements. In the opinion of Quantum Space’s management, such unaudited financial data reflects all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected of the full year or any future period.

The summary information in the following tables should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Quantum Space” and Quantum Space’s financial statements and related notes included elsewhere in this proxy statement/prospectus.

	For the Six Months Ended June 30,				For the Year Ended December 31,
	2026		2025		2025	2024
	($ in thousands)
Consolidated Statement of Operations
Revenue	$	[•]	$	[•]	$13,563	$1,725
Other income		[•]		[•]	—	1,000
Total revenue and other income		[•]		[•]	13,563	2,725
Operating expenses
Direct costs		[•]		[•]	11,442	1,341
Selling, general and administrative		[•]		[•]	8,448	9,265
Research and development		[•]		[•]	11,577	8,012
Depreciation and amortization		[•]		[•]	432	4
Total operating expenses		[•]		[•]	31,899	18,622
Loss from operations		[•]		[•]	(18,336)	(15,897)
Other income (expense)
Interest expense		[•]		[•]	(1,162)	(424)
Interest income					255	62
Other expense, net		[•]		[•]	(5,668)	(2,960)
Total other income (expense), net		[•]		[•]	(6,575)	(3,322)
Net loss		[•]		[•]	$(24,911)	$(19,219)
Balance Sheet Data	June 30, 2026		December 31, 2025
	($ in thousands)
Total assets	$	[•]	$27,419
Total liabilities		[•]	15,020
Total mezzanine equity		[•]	83,197
Total members’ deficit		[•]	(70,798)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information (the “summary pro forma information”) gives effect to the transactions described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination will be accounted for as a reverse recapitalization. This determination is based on the fact that Quantum Space will be controlled by the same party before and after the Business Combination as a result of Quantum Space’s relative voting rights and control over board appointments and the dominance of senior management in the post-combination entity. Since Inflection Point lacks substantive inputs, processes, and outputs, the transaction does not qualify as a business combination under “Accounting Standards Codification Topic 805, Business Combinations” (“ASC 805”). For accounting purposes, the financial statements of New Quantum Space will represent a continuation of the financial statements of Quantum Space, with the Business Combination being treated as the equivalent of Quantum Space issuing stock for the net assets of Inflection Point, accompanied by recapitalization.

The summary unaudited pro forma condensed combined balance sheet data as June 30, 2026 gives pro forma effect to the transactions as if they had occurred on June 30, 2026. The summary unaudited pro forma condensed combined statements of operations data for the six months ended June 30, 2026 and the twelve months ended December 31, 2025 give pro forma effect to the transactions as if they had been consummated on January 1, 2025.

The summary pro forma information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this proxy statement/prospectus and the accompanying notes. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements of Quantum Space and related notes and the historical financial statements of Inflection Point and related notes included in this proxy statement/prospectus. The summary pro forma information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the transactions been completed as of the dates indicated. In addition, the summary pro forma information does not purport to project the future financial position or operating results of the combined company.

The summary unaudited pro forma condensed combined financial information has been prepared assuming three redemption scenarios after giving effect to the Transactions, as follows:

•        Assuming No Redemption — This scenario assumes that no Public Shareholders exercise their right to have their Public Shares redeemed for their pro rata share of the Trust Account.

•        Assuming 50% Redemption — This scenario assumes that 12,650,000 Public Shares (which represents 50% of the total Public Shares outstanding) are redeemed, resulting in an aggregate cash payment of approximately $[•] out of the Trust Account based on an assumed redemption price of $[•] per share as of [•], 2026.

•        Assuming Maximum Redemption — This scenario assumes that 25,300,000 Public Shares (which represents the total number of Public Shares outstanding) are redeemed, resulting in an aggregate cash payment of approximately $[•] million out of the Trust Account based on an assumed redemption price of $[•] per share as of [•], 2026.

If the actual facts are different than these assumptions, including as to the amount of Inflection Point’s cash and net debt, then the maximum number of redemptions and the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

Pro Forma Condensed Combined Statement of Operations Data	Six Months Ended June 30, 2026			Year Ended December 31, 2025
	No Redemptions	50% Redemptions	Maximum Redemptions	No Redemptions	50% Redemptions	Maximum Redemptions
Revenue	[•]	[•]	[•]	[•]	[•]	[•]
Net loss attributable to stockholders/members	[•]	[•]	[•]	[•]	[•]	[•]
Net loss attributable to common stockholders/members	[•]	[•]	[•]	[•]	[•]	[•]
Net loss per share – basic and diluted	[•]	[•]	[•]	[•]	[•]	[•]
Weighted average common shares outstanding – basic and diluted	[•]	[•]	[•]	[•]	[•]	[•]

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE INFORMATION OF INFLECTION POINT AND QUANTUM SPACE

The following table sets forth selected historical comparative share information for Quantum Space and Inflection Point, and unaudited pro forma condensed combined per share information of the combined company after giving effect to the Business Combination and related transactions, assuming three redemption scenarios as follows:

•        Assuming No Redemption — This scenario assumes that no Public Shareholders exercise their right to have their Public Shares redeemed for their pro rata share of the Trust Account.

•        Assuming 50% Redemption — This scenario assumes that 12,650,000 Public Shares (which represents 50% of the total Public Shares outstanding) are redeemed, resulting in an aggregate cash payment of approximately $[•] out of the Trust Account based on an assumed redemption price of $[•] per share as of [•], 2026.

•        Assuming Maximum Redemption — This scenario assumes that 25,300,000 Public Shares (which represents the total number of Public Shares outstanding) are redeemed, resulting in an aggregate cash payment of approximately $[•] million out of the Trust Account based on an assumed redemption price of $[•] per share as of [•], 2026.

The pro forma stockholders’ equity information reflects the Business Combination and related transactions as if they had occurred on June 30, 2026. The weighted average shares outstanding and net loss per share information for the six months ended June 30, 2026 and for the year ended December 31, 2025 give pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2025, the beginning of the earlier period presented.

If the actual facts are different than these assumptions, including as to the amount of Inflection Point’s cash and net debt, then the maximum number of redemptions and the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

This information is only a summary and should be read together with the historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of Quantum Space and related notes and historical financial statements of Inflection Point and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of Quantum Space and Inflection Point are derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined loss per share information below does not purport to represent the loss per share which would have occurred had the companies been combined during the periods presented, nor loss per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Quantum Space and Inflection Point would have been had the companies been combined during the periods presented.

As of and for the Six Months Ended June 30, 2026	Quantum Space (Historical)	Inflection Point (Historical)	Combined Pro Forma
			No Redemptions	50% Redemptions	Maximum Redemptions
Stockholders’/members’ (deficit)	[•]	[•]	[•]	[•]	[•]
Net loss attributable to stockholders/members	[•]	[•]	[•]	[•]	[•]
Net loss attributable to common stockholders/members	[•]	[•]	[•]	[•]	[•]
Common shares outstanding as of June 30, 2026 – basic and diluted(1)	N/A	[•]	[•]	[•]	[•]
Weighted average common shares outstanding – basic and diluted(1)	N/A	[•]	[•]	[•]	[•]
Stockholders’/members’ deficit per share – basic and diluted(1)	N/A	[•]	[•]	[•]	[•]
Net loss per share attributable to common stockholders/members – basic and diluted(1)	N/A	[•]	[•]	[•]	[•]
For the Year Ended December 31, 2025	Quantum Space (Historical)	Inflection Point (Historical)	Combined Pro Forma
			No Redemptions	50% Redemptions	Maximum Redemptions
Net loss attributable to stockholders/members	(24,911)	(66)	[•]	[•]	[•]
Net loss attributable to common stockholders/members	(24,911)	(66)	[•]	[•]	[•]
Weighted average common shares outstanding – basic and diluted(1)	N/A	[•]	[•]	[•]	[•]
Net loss per share attributable to common stockholders/members – basic and diluted(1)	N/A	[•]	[•]	[•]	[•]

Share and per share information for Inflection Point includes Inflection Point Class A Shares subject to possible redemption.

RISK FACTORS

You should carefully consider all the following risk factors, together with all of the other information in this proxy statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the Transaction Proposals described in this proxy statement/prospectus.

The value of your investment following the completion of the Business Combination will be subject to significant risks affecting, among other things, Quantum Space’s business, financial condition and results of operations. If any of the events described below occur, the New Quantum Space’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of New Quantum Space’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Inflection Point and Quantum Space.

Risks Related to Inflection Point

•        Directors and officers of Inflection Point, the Sponsor and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the Inflection Point shareholders generally.

•        The ability of our Public Shareholders to exercise redemption rights with respect to a large number of our Public Shares could increase the probability that the Business Combination will be unsuccessful and that you would have to wait for liquidation in order to redeem your Public Shares.

•        Inflection Point’s shareholders will experience dilution due to the issuance of shares of New Quantum Space Common Stock and securities convertible into the shares of New Quantum Space Common Stock to the Quantum Space Members as consideration in the Business Combination and the issuance of securities in the Closing PIPE Investment.

•        New Quantum Space’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

•        The projections and forecasts presented in this proxy statement/prospectus may not be an indication of the actual results of the transaction or New Quantum Space’s future results.

•        If you or a “group” of shareholders are deemed to hold in excess of 15% of the Public Shares, you may lose the ability to redeem all such shares in excess of 15% of our Public Shares.

•        You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your Public Shares or Public Warrants, potentially at a loss.

•        Shareholders who acquired Public Shares in the IPO will have their ownership interests diluted to the extent of the difference between the initial public offering price of $10.00 per Public Share sold in the IPO and the net tangible book value per share at the time of the Business Combination.

•        The Inflection Point Board has not requested, and does not anticipate requesting, an updated opinion from its financial advisor reflecting changes in circumstances that may have occurred since the signing of the Business Combination Agreement.

•        We may issue notes or other debt securities, or otherwise incur substantial debt, to complete the Business Combination, subject to Quantum Space’s consent, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.

•        Inflection Point and Quantum Space will incur significant transaction and transition costs in connection with the Business Combination.

•        The completion of the Business Combination is subject to certain closing conditions, including satisfaction of all closing conditions in the Business Combination Agreement, and any such conditions may not be satisfied on a timely basis, if at all.

Risks Related to the Domestication and the Business Combination

•        The Domestication may result in adverse tax consequences for holders of Inflection Point Class A Shares and Inflection Point Warrants

•        Upon consummation of the Business Combination, the rights and obligations of a New Quantum Space stockholder will be governed by Delaware law and may differ from the rights and obligations of Inflection Point Shareholders under Cayman Islands law.

Risks Related to Quantum Space’s Business and Industry

•        Quantum Space is an early-stage company with a history of losses. Quantum Space has not been profitable historically and may not achieve or maintain profitability in the future.

•        Quantum Space’s limited operating history and rapid growth make evaluating Quantum Space’s current business and future prospects difficult and may increase the risk of your investment.

•        A limited number of customers account for a substantial portion of Quantum Space’s revenue. If existing customers do not make subsequent purchases from Quantum Space or renew their contracts with Quantum Space, or if Quantum Space’s relationships with Quantum Space’s largest customers are impaired or terminated, Quantum Space’s revenue could decline, and Quantum Space’s results of operations would be adversely impacted.

•        We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future, we may be unable to accurately or timely report our financial condition or results of operations, which could adversely affect investor confidence in Quantum Space and, as a result, the value of Quantum Space’s common stock.

•        Quantum Space depends on third parties to provide services and to perform Quantum Space’s contractual obligations.

•        A substantial majority of Quantum Space’s business depends on sales to the public sector, and Quantum Space’s failure to receive and maintain government contracts or changes in the government’s contracting or fiscal policies of the public sector could adversely affect Quantum Space’s business, results of operations, financial condition, and growth prospects.

•        A decline in the U.S. and other government budgets, changes in spending or budgetary priorities, or delays in contract awards have affected and may continue to significantly and adversely affect Quantum Space’s future revenue and limit Quantum Space’s growth prospects.

•        U.S. government contracts are subject to a competitive bidding process, are generally not fully funded at inception, and contain certain terms that may be unfavorable to Quantum Space, which could result in contracts and opportunities consuming significant resources without generating revenue or profit.

•        The U.S. government may modify, curtail or terminate one or more of Quantum Space’s contracts, and failure to comply with contract terms or applicable laws and regulations in relation to Quantum Space’s U.S. government contracts could expose Quantum Space to penalties or other adverse consequences.

•        Launch failures, on-orbit anomalies, or other spacecraft incidents could have a material adverse effect on Quantum Space’s business, financial condition, and results of operations.

•        Quantum Space may experience delayed launches, launch failures, or insufficient launch capacity from third-party launch providers, which could harm Quantum Space’s business, financial condition, and results of operations.

•        Quantum Space or Quantum Space’s suppliers may not be able to procure or repair critical hardware components that are required in Quantum Space’s operations.

•        Quantum Space may have future capital needs and may not be able to obtain additional financing to fund Quantum Space’s capital needs on acceptable terms, or at all.

•        Quantum Space may fail to recruit, train and retain the highly skilled employees that are necessary to remain competitive and execute Quantum Space’s growth strategy.

•        Adverse economic conditions, including economic slowdowns, may have a material adverse effect on Quantum Space’s business.

•        Quantum Space may be unsuccessful at evaluating or pursuing strategic opportunities, which could adversely affect Quantum Space’s revenue, financial condition and results of operation.

Risks Related to Quantum Space’s Technology and Intellectual Property

•        If Quantum Space is unable to maintain, protect or enforce Quantum Space’s intellectual property rights, it may have a material adverse effect on Quantum Space’s business, revenue, financial results and prospects.

•        Material defects or errors in Quantum Space’s software, firmware or hardware may damage Quantum Space’s reputation, result in claims against Quantum Space, and impair Quantum Space’s ability to sell Quantum Space’s services.

Risks Related to Litigation and Regulation

•        Quantum Space is subject to significant government regulation and oversight, including licensing requirements administered by the FCC, the FAA, NOAA and other regulatory authorities, and failure to obtain or maintain necessary approvals could adversely affect Quantum Space’s business.

•        Changes in government regulations or delays in obtaining or maintaining necessary licenses could increase Quantum Space’s costs or require Quantum Space to change Quantum Space’s operations.

Risks Related to New Quantum Space’s Securities Following the Business Combination

•        There may not be an active trading market for New Quantum Space Common Stock, which may make it difficult to sell shares of New Quantum Space Common Stock.

•        The requirements of being a public company in the U.S., if the Business Combination is completed, may strain the Company’s resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from being a public company in the U.S. may be greater than we anticipate.

•        If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of New Quantum Space’s securities may decline.

Risks Related to Inflection Point

Directors and officers of Inflection Point, the Sponsor and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the Inflection Point shareholders generally.

When you consider the recommendation of the Inflection Point Board in favor of approval of the Business Combination Proposal and the other Shareholder Proposals included herein, you should keep in mind that the Sponsor and Inflection Point’s directors and officers have interests in such proposals that are different from, in addition to and/or in conflict with, those of the Inflection Point Shareholders generally. These interests include, among other things:

•        Our Sponsor purchased 8,433,333 Founder Shares for $25,000, or approximately $0.003 per share, in a private placement prior to the consummation of the IPO. The Sponsor is controlled by Michael Blitzer, Kevin Shannon and Adam Saks, who respectively serve as Chairman, Chief Executive Officer and Chief Financial Officer of Inflection Point. Inflection Point Fund has an economic interest in 4,815,833 Founder Shares, or approximately 57.1% of the Founder Shares held by the Sponsor. Michael Blitzer, our Chairman and director, Kevin Shannon, our Chief Executive Officer, and Adam Saks, our Chief Financial Officer, are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Each director and officer of Inflection

Point has economic interests in the Founder Shares held by the Sponsor. No other person has a direct or indirect material interest in the Sponsor. Such 8,433,333 shares of New Quantum Space Common Stock that the Sponsor and its permitted transferees will receive upon conversion of such Founder Shares in the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $[•] million based on the closing price of $[•] per Inflection Point Class A Share on Nasdaq on [•], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such shares of New Quantum Space Common Stock will be subject to lock-up restrictions, we believe such shares will have less value.

•        Our Sponsor purchased 5,000,000 Private Placement Warrants for $5,000,000, or $1.00 per Private Placement Warrant, in a private placement that closed simultaneously with the IPO. The Sponsor is controlled by Michael Blitzer, Kevin Shannon and Adam Saks, who respectively serve as Chairman, Chief Executive Officer and Chief Financial Officer of Inflection Point. Inflection Point Fund has an economic interest in 4,300,000 warrants, or 86% of the Private Placement Warrants held by the Sponsor. Mr. Blitzer, Mr. Shannon and Mr. Saks are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Following the Business Combination, the 5,000,000 New Quantum Space Warrants that the Sponsor will receive upon conversion of such Private Placement Warrants, if unrestricted and freely tradable, would have had an aggregate market value of approximately $[•] million based on the closing price of $[•] per Inflection Point Warrant on Nasdaq on [•], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such New Quantum Space Warrants will be subject to lock-up restrictions, we believe such shares will have less value.

•        Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Inflection Point Class A Shares included in the Inflection Point Units sold in the IPO, the Sponsor may earn a positive rate of return on its investment even if the shares of New Quantum Space Common Stock trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of almost any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

•        Our Sponsor, and therefore Inflection Point Fund, will lose its entire investment in us if we do not complete a business combination by March 30, 2028 (or if such date is extended at a duly called meeting of the Inflection Point shareholders, such later date). If we do not consummate a business combination by such date, as promptly as reasonably possible but not more than ten business days thereafter, we will redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for the claims of creditors and the requirements of other applicable law. In such event, the Inflection Point Warrants may be worthless. In such event, the 8,433,333 Inflection Point Ordinary Shares owned by our Sponsor would be worthless because following the redemption of Public Shares, we would likely have few, if any, net assets and because the Sponsor has agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period. Additionally, in such event, the 5,000,000 Private Placement Warrants that the Sponsor paid $5,000,000 to purchase will expire and become worthless.

•        Inflection Point Fund, an accredited investor that is an affiliate of Inflection Point, has an economic interest in 4,815,833 Founder Shares, or approximately 57.1% of the Founder Shares and 4,300,000 warrants, or 86%, of the Private Placement Warrants held by the Sponsor. In exchange for the Pre-Funded Preferred Units and Pre-Funded Warrants it purchased for $32.5 million, (a) Inflection Point Fund will contribute all of its Pre-Funded Preferred Units to New Quantum Space in exchange for a number of shares of New Quantum Space Series A Preferred Stock equal to the quotient of (i) the aggregate Series B preference amount of such holder’s Pre-Funded Preferred Units, divided by (ii) $12.00 (approximately [•] shares of New Quantum Space Series A Preferred Stock taking into account accrued payment-in-kind dividends through [•], 2026; such number of shares of New Quantum Space Series A Preferred Stock may increase prior to Closing due to additional accrued payment-in-kind dividends after such date) and (b) Inflection Point Fund may elect to contribute its Pre-Funded Warrants to New Quantum Space in exchange for New Quantum Space Preferred Investor Warrants.

•        Inflection Point’s Sponsor, officers and directors, and Inflection Point Fund, have agreed not to redeem any of the Founder Shares or Inflection Point Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        If the Trust Account is liquidated, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        Inflection Point’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six (6) years after the Business Combination.

•        The Sponsor and its members (present and former), managers and affiliates and their respective present and former officers and directors (each, a “Sponsor Indemnitee”) will be eligible for continued indemnification for any Sponsor Indemnitee’s activities in connection with the affairs of Inflection Point.

•        The continuation of [•] as a director of the New Quantum Space Board following the Closing. As such, in the future he may receive any cash fees, stock options or stock awards that the New Quantum Space Board determines to pay to its directors.

•        In connection with the Closing, our Sponsor, officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to Inflection Point. In order to finance transaction costs in connection with a business combination, the Sponsor or Inflection Point Fund or certain of Inflection Point’s officers or directors may, but are not obligated to, loan Inflection Point Working Capital Loans. In the event that a business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement warrants at $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. As of the date of this proxy statement/prospectus, no such Working Capital Loans are outstanding.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Inflection Point from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed.

•        Pursuant to the Registration Rights Agreement, Inflection Point’s officers and directors, and the Sponsor and its members will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the New Quantum Space Common Stock held by such parties following the consummation of the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Inflection Point, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Inflection Point — Conflicts of Interest.”

The Sponsor and Inflection Point’s directors and officers have agreed to vote in favor of the Business Combination, regardless of how our Public Shareholders vote.

The Sponsor and Inflection Point Fund have agreed to vote all the Founder Shares and any Public Shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned 8,433,333 Founder Shares, representing approximately 25.0% of the issued and outstanding Inflection Point Ordinary Shares. As a result, Inflection Point would need only 8,433,334, or approximately 33.3%, of the Public Shares not held by affiliates, to be voted in favor of the Business Combination in order to approve the Business Combination Proposal (assuming all outstanding shares are voted); or no Public Shares not held by affiliates (assuming only the minimum number of shares representing a quorum are voted).

The ability of our Public Shareholders to exercise redemption rights with respect to a large number of our Public Shares could increase the probability that the Business Combination will be unsuccessful and that you would have to wait for liquidation in order to redeem your Public Shares.

We do not know how many Public Shareholders may exercise their redemption rights. If a larger number of Public Shares are submitted for redemption than we initially expected, we may need to arrange for additional debt or equity financing to provide working capital to New Quantum Space following the Closing. There can be no assurance that such debt or equity financing will be available to us if we need it or, if available, the terms will be satisfactory to us. Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels and may increase the probability that the Business Combination will be unsuccessful. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the Trust Account until we complete an alternate initial business combination or if we are unable to complete an initial business combination within the time period provided by the Cayman Constitutional Documents. If you are in need of immediate liquidity, you could attempt to sell your Public Shares in the open market; however, at such time our Public Shares may trade at a discount to the Redemption Price. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of redemption rights until we liquidate or you are able to sell your Public Shares in the open market.

The Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates may elect to purchase Public Shares or Warrants, which may influence a vote on the Business Combination and reduce the public “float” of the Public Shares or Warrants.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material non-public information regarding Inflection Point or its securities, the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors or their affiliates may purchase Public Shares or Warrants in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares that such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or Warrants in such transactions.

The purpose of any such transactions could be to (1) increase the likelihood of obtaining Inflection Point Shareholder Approval of the Business Combination, (2) reduce the number of Public Warrants outstanding or (3) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our securities may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, officers, advisors and their affiliates anticipate that they may identify the shareholders with whom the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, officers, advisors and their affiliates may pursue privately negotiated transactions by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Inflection Point Class A Shares) following our mailing of proxy materials in connection with our initial business combination. To the extent that the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, officers, advisors and their affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination but only if such shares have not already been voted at the general meeting related to our initial business combination. The Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, officers, advisors and their affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant and will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

The Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares or warrants, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•        this proxy statement/prospectus discloses the possibility that the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates may purchase Public Shares or warrants from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•        if the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•        this proxy statement/prospectus includes a representation that any of our securities purchased by the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates will not be voted in favor of approving the Business Combination;

•        the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates will not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•        we will disclose in a Form 8-K, before the extraordinary general meeting, the following material items:

•        the amount of securities purchased outside of the redemption offer by the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates, along with the purchase price;

•        the purpose of the purchases by the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates;

•        the impact, if any, of the purchases by the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates on the likelihood that the Business Combination will be approved;

•        the identities of the security holders who sold to the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the Sponsor, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates; and

•        the number of Public Shares for which Inflection Point has received redemption requests pursuant to its redemption offer.

Entering into any such arrangements may have a depressive effect on the price of the New Quantum Space Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the market price and may therefore be more likely to sell the shares he owns, either prior to or immediately after the extraordinary general meeting. In addition, the public “float” of our Public Shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on a national securities exchange.

Past performance by our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, may not be indicative of future performance of an investment in New Quantum Space.

Information regarding our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, is presented for informational purposes only. Any past experience and performance by our management team, our advisors and their respective affiliates and the businesses with which they have been associated, is not a guarantee that we will be able to successfully identify a suitable candidate for our initial business combination, that we will be able to provide positive returns to our shareholders, or of any results with respect to any initial business combination we may consummate. You should not rely on the historical experiences of our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, as indicative of the future performance of an investment in us or as indicative of every prior investment by each of the members of our management team, our advisors or their respective affiliates. The market price of our securities may be influenced by numerous factors, many of which are beyond our control, and our shareholders may experience losses on their investment in our securities.

Inflection Point cannot assure you that its diligence review has identified all material risks associated with the Business Combination, and you may be less protected as an investor from any material issues with respect to Quantum Space’s business, including any material omissions or misstatements contained in the Registration Statement or this proxy statement/prospectus relating to the Business Combination, than an investor in an underwritten initial public offering.

Even though Inflection Point conducted due diligence on Quantum Space, this diligence may not have surfaced all material issues with Quantum Space, it may not be possible to uncover all material issues through a customary amount of due diligence, and factors outside of Quantum Space’s and outside of Inflection Point’s or New Quantum Space’s control may later arise.

Additionally, the scope of due diligence conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Quantum Space pursued an underwritten initial public offering. In a typical initial public offering, the underwriters of the offering conduct due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability to investors for any material misstatement or omissions in the registration statement. While potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any of these material misstatements or omissions, there are no underwriters of the New Quantum Space Common Stock that will be issued pursuant to the Business Combination and thus no corresponding right of action is available to investors in the Business Combination for any material misstatement or omissions in the Registration Statement or this proxy statement/prospectus. Therefore, as an investor in the Business Combination, you may be exposed to future losses, impairment charges, write-downs, write-offs or other charges, as described above, that could have a significant negative effect on New Quantum Space’s financial condition, results of operations and the share price of New Quantum Space Common Stock, which could cause you to lose some or all of your investment without certain recourse against any underwriter that may be available in an underwritten public offering.

Inflection Point (or New Quantum Space) will not have any right to make damage claims against Quantum Space for the breach of any representation, warranty or covenant made by Quantum Space in the Business Combination Agreement.

The Business Combination Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing, except for those covenants that by their terms expressly apply in whole or in part after the Closing and then only with respect to breaches occurring after Closing. As a result, Inflection Point

(or New Quantum Space) will have no remedy available to it if the Business Combination is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by Quantum Space at the time of the Business Combination.

Inflection Point’s shareholders will experience dilution due to the issuance of shares of New Quantum Space Common Stock and securities convertible into the shares of New Quantum Space Common Stock to the Quantum Space Members as consideration in the Business Combination and the issuance of securities in the Closing PIPE Investment.

Inflection Point’s shareholders will experience immediate dilution as a consequence of the issuance of shares of New Quantum Space Common Stock to the Quantum Space Equity Holders as consideration in the Business Combination. Currently, Inflection Point’s Public Shareholders and the Sponsor own 75.0% and 25.0% of the issued and outstanding Inflection Point Ordinary Shares, respectively. Based on Quantum Space’s and Inflection Point’s current capitalization, (i) under the Maximum Redemption Scenario, it is expected that immediately after the consummation of the Business Combination, (A) Inflection Point’s Public Shareholders will hold [•] shares of New Quantum Space Common Stock, representing [•]% of the New Quantum Space Common Stock, and (B) the Sponsor will hold [•] shares of New Quantum Space Common Stock, representing [•]% of the New Quantum Space Common Stock, while (C) the former Quantum Space Equity Holders (other than the holders of the Pre-Funded Preferred Units and the Pre-Funded Warrants in respect of those securities and excluding the holders of New Quantum Space Options) will hold [•] shares of New Quantum Space Common Stock (assuming the Redemption Price is $[•]), representing [•]% of the New Quantum Space Common Stock, and (D) holders of Series A Preferred Stock will hold [•] shares of New Quantum Space Common Stock, representing [•]% of the New Quantum Space Common Stock (assuming for this purpose that the shares of Series A Preferred Stock are converted into shares of New Quantum Space Common Stock at the initial conversion price and taking into account accrued and unpaid payment-in-kind interest on the Pre-Funded Preferred Units through [•], 2026; such amount of shares of Series A Preferred Stock may increase prior to Closing due to additional interest accrued on the Pre-Funded Preferred Units), and (ii) under the No Redemption Scenario, it is expected that immediately after the consummation of the Business Combination, (A) Inflection Point’s Public Shareholders (including holders of Public Warrants) will hold 25,300,000 shares of New Quantum Space Common Stock, representing approximately [•]% of the New Quantum Space Common Stock and (B) the Sponsor will hold 8,433,333 shares of New Quantum Space Common Stock, representing approximately [•]% of the New Quantum Space Common Stock, while (C) the former Quantum Space Equity Holders (other than the holders of the Pre-Funded Preferred Units and the Pre-Funded Warrants in respect of those securities) will hold [•] shares of New Quantum Space Common Stock ((assuming the Redemption Price is $[•]), representing approximately [•]% of the New Quantum Space Common Stock, and (D) holders of Series A Preferred Stock will hold [•] shares of New Quantum Space Common Stock, representing approximately [•]% of the New Quantum Space Common Stock (assuming for this purpose that the shares of Series A Preferred Stock are converted into shares of New Quantum Space Common Stock at the initial conversion price and taking into account accrued and unpaid payment-in-kind interest on the Pre-Funded Preferred Units through [•], 2026; such amount of shares of Series A Preferred Stock will increase prior to Closing due to additional interest accrued on the Pre-Funded Preferred Units).

Subsequent to the consummation of the Business Combination, New Quantum Space may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on New Quantum Space’s financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Inflection Point has conducted due diligence on Quantum Space, Inflection Point cannot assure you that this diligence revealed all material issues that may be present in Quantum Space, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Inflection Point’s or New Quantum Space’s control will not later arise. As a result, New Quantum Space may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Inflection Point’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on liquidity, the fact that New Quantum Space reports charges of this nature could contribute to negative market perceptions about New Quantum Space or its securities. In addition, charges of this nature may cause New Quantum Space to violate net worth or other covenants to which it may be subject. Accordingly, any Inflection Point Shareholder who chooses to remain a stockholder of New Quantum Space following the Business Combination could suffer a reduction in the value of their shares.

Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Inflection Point’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

New Quantum Space’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Quantum Space’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated, or the future consolidated results of operations or financial position of New Quantum Space. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

The projections and forecasts presented in this proxy statement/prospectus may not be an indication of the actual results of the transaction or New Quantum Space’s future results.

This proxy statement/prospectus contains projections and forecasts prepared by Quantum Space. None of the projections and forecasts included in this proxy statement/prospectus have been prepared with a view toward public disclosure other than to certain parties involved in the Business Combination or toward complying with SEC guidelines. The projections and forecasts were prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond the control of Quantum Space and Inflection Point and exclude, among other things, transaction-related expenses. Important factors that may affect actual results and results of New Quantum Space’s operations following the Business Combination, or could lead to such projections and forecasts not being achieved include, but are not limited to: an evolving competitive landscape, successful management and retention of key personnel and engineering talent, unexpected expenses and general economic conditions. As such, these projections and forecasts may be inaccurate and should not be relied upon as an indicator of actual past or future results.

There can be no assurance that the New Quantum Space Common Stock issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing.

PubCo intends to apply to list the New Quantum Space Common Stock and the New Quantum Space Warrants on Nasdaq under the proposed symbols “QSPC” and “QSPCW,” respectively, upon the Closing. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the New Quantum Space Common Stock issued as merger consideration must be conditionally approved for listing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the New Quantum Space Common Stock, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the New Quantum Space Common Stock and the New Quantum Space Warrants are intended to be listed, subject to Nasdaq approval, under the proposed symbols “QSPC” and “QSPCW.” It is important for you to know that, at the time of Inflection Point’s extraordinary general meeting, the parties may not have received from Nasdaq either confirmation of the listing of the New Quantum Space Common Stock or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the New Quantum Space Common Stock would not be listed on any nationally recognized securities exchange.

If third parties bring claims against Inflection Point, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

Inflection Point’s placing of funds in the Trust Account may not protect those funds from third party claims against Inflection Point. Although Inflection Point seeks to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Inflection Point’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Inflection Point’s management will consider whether competitive alternatives are reasonably available to it and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of Inflection Point under the circumstances. The underwriters of the IPO will not execute agreements with Inflection Point waiving such claims to the monies held in the Trust Account.

Examples of possible instances where Inflection Point may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Inflection Point and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if we are unable to complete the Business Combination or another initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the Business Combination or another initial business combination, Inflection Point will be required to provide for payment of claims of creditors that were not waived that may be brought against Inflection Point within the 10 years following Redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors. Pursuant to the Letter Agreement, the Sponsor has agreed that it will be liable to Inflection Point if and to the extent any claims by a third party for services rendered or products sold to Inflection Point (except for its independent auditors), or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Inflection Point’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, Inflection Point has not asked the Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Inflection Point believes that the Sponsor’s only assets are securities of Inflection Point. Therefore, Inflection Point cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination or another initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, Inflection Point may not be able to complete the Business Combination or another initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of Inflection Point’s officers or directors will indemnify it for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Inflection Point’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of: (i) $10.00 per Public Share; and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Inflection Point’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Inflection Point currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce the Sponsor’s indemnification obligations to Inflection Point, it is possible that Inflection Point’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If Inflection Point’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Inflection Point’s Public Shareholders may be reduced below $10.00 per share.

We may not have sufficient funds to satisfy indemnification claims of our directors and officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if: (i) we have sufficient funds outside of the Trust Account; or (ii) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, Inflection Point files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Inflection Point’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Inflection Point’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by Inflection Point’s shareholders in connection with our liquidation may be reduced.

If, after Inflection Point distributes the proceeds in the Trust Account to its Public Shareholders, it files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the Inflection Point Board may be viewed as having breached their fiduciary duties to Inflection Point’s creditors, thereby exposing the members of the Inflection Point Board and Inflection Point to claims of punitive damages.

If, after Inflection Point distributes the proceeds in the Trust Account to its Public Shareholders, it files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by Inflection Point’s shareholders. In addition, the Inflection Point Board may be viewed as having breached its fiduciary duty to Inflection Point’s creditors and/or having acted in bad faith, thereby exposing itself and Inflection Point to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination or another initial business combination or force us to abandon our efforts to complete an initial business combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

•        restrictions on the nature of our investments; and

•        restrictions on the issuance of securities, each of which may make it difficult for us to complete the Business Combination, or any other initial business combination.

In addition, we may have imposed upon us burdensome requirements, including:

•        registration as an investment company with the SEC;

•        adoption of a specific form of corporate structure; and

•        reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that we are not subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business is to identify and complete an initial business combination, such as the Business Combination, and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

In 2024, the SEC provided guidance that the determination of whether a SPAC, like us, is an “investment company” under the Investment Company Act is a facts and circumstances determination requiring individualized analysis and depends on a variety of factors, including a SPAC’s duration, asset composition, business purpose and activities. When applying these factors to us we do not believe that our principal activities will subject us to the Investment Company Act. To this end, Inflection Point was formed for the purpose of completing an initial business combination with one or more businesses or entities, such as the Business Combination with Quantum Space. Since our inception, our business has been and will continue to be focused on identifying and completing the Business Combination with Quantum Space, or another initial business combination, and thereafter, operating the post-transaction business or assets for the long term. Further, we do not plan to buy businesses or assets with a view to resale or profit from their resale and we do not plan to buy unrelated businesses or assets or to be a passive investor. In addition, the proceeds held in the Trust Account were invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. By restricting the investment of the proceeds in this manner, and by focusing our directors’ and officers’ time toward, and operating our business for the purpose of, acquiring and growing businesses for the long term (rather than buying and selling businesses in the manner of a merchant bank or private equity fund or investing in assets for the purpose of achieving investment returns on such assets), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. Further, investing in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. Instead, the Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our initial business combination; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or (iii) absent an initial business combination within the completion window, our return of the funds held in the Trust Account to our Public Shareholders as part of our redemption of the Public Shares subject to applicable law and the Cayman Constitutional Documents. If we do not invest the proceeds as described above, we may be deemed to be subject to the Investment Company Act.

If we were deemed to be an investment company for purposes of the Investment Company Act, we would need to register as such under the Investment Company Act and compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete the Business Combination or any other initial business combination. We may also be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Trust Account. In which case, our investors would not be able to realize the potential benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction, and our Warrants would expire worthless. For illustrative purposes, in connection with the liquidation of our Trust Account, our Public Shareholders may receive only approximately $[•] per Public Share, which is based on estimates as of the Record Date, or less in certain circumstances, and our Warrants may expire and become worthless. Further, under the subjective test of a “investment company”

pursuant to Section 3(a)(1)(A) of the Investment Company Act, even if the funds deposited in the Trust Account were invested in the assets discussed above, there is a risk that we could be deemed an investment company and subject to the Investment Company Act based on the length of time such funds are invested in such assets.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we may, at any time, instruct the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash until the earlier of the consummation of our initial business combination or our liquidation. As a result, following the liquidation of securities in the Trust Account, the interest earned on the funds held in the Trust Account may be materially reduced, which would reduce the dollar amount our Public Shareholders would receive upon any redemption or liquidation of Inflection Point.

We intend to initially hold the funds in the Trust Account as cash or in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. U.S. government treasury obligations are considered “securities” for purposes of the Investment Company Act, while cash is not. As noted above, one of the factors the SEC identified as relevant to the determination of whether a SPAC which holds securities could potentially be deemed an “investment company” under the Investment Company Act is the SPAC’s duration. To mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we may, at any time, instruct Continental, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of our initial business combination or liquidation of Inflection Point. Following such liquidation, the rate of interest we receive on the funds held in the Trust Account may be materially decreased. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash would reduce the dollar amount our Public Shareholders would receive upon any redemption or liquidation of Inflection Point.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to complete the Business Combination, and results of operations.

We are subject to rules and regulations by various national, regional and local governing bodies, including, for example, the SEC, and to new and evolving regulatory measures under applicable law. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly and our efforts to comply with such new and evolving laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention. In addition, these changes could have a material adverse effect on our business, investments and results of operations.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. For example, on January 24, 2024, the SEC issued final rules and guidance relating to SPACs, like us, regarding, among other things, disclosure in SEC filings in connection with initial business combination transactions; the financial statement requirements applicable to transactions involving shell companies; the use of financial projections in SEC filings in connection with proposed initial business combination transactions; and the potential liability of certain participants in proposed initial business combination transactions. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. A failure to comply with applicable laws or regulations and any subsequent changes, as interpreted and applied, could have a material adverse effect on our business, including our ability to complete the Business Combination.

We may not be able to complete the Business Combination, or another initial business combination, since such initial business combination may be subject to regulatory review and approval requirements, including foreign investment regulations and review by government entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited.

The Business Combination or another initial business combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, CFIUS has authority to review direct or indirect foreign investments in U.S. businesses. Among other things, CFIUS is empowered to require parties to certain transactions subject to CFIUS jurisdiction to make mandatory filings, to charge filing fees related to CFIUS filings (voluntary or mandatory), and to self-initiate national security reviews of foreign direct and indirect investments in U.S. businesses if the parties to the transaction choose not to file voluntarily. In the case that CFIUS determines an investment to present risks to U.S. national security, CFIUS has the power to require mitigation measures with respect to the transaction or recommend that the President of the United States block the transaction if the parties do not voluntarily abandon it. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on — among other factors — the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and its implementing regulations that became effective on February 13, 2020, further includes investments that do not result in control of a U.S. business by a foreign person but afford foreign investors certain information or governance rights in certain U.S. businesses that have a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.” Our Sponsor is a Delaware-organized entity and the majority of its economic interests are owned by U.S. citizens. Our Sponsor is exclusively controlled by Michael Blitzer, Kevin Shannon and Adam Saks, who are U.S. citizens, respectively, and the Sponsor’s managing members. We do not believe that our Sponsor is a “foreign person” as defined in the CFIUS regulations and we do not believe that our Sponsor will acquire “control” or any of the rights defined at 31 C.F.R. §800.211(b) of the CFIUS regulations that could afford CFIUS jurisdiction over the Business Combination. It is possible that other non-U.S. persons could be involved in the Business Combination or another initial business combination (e.g., as existing shareholders of a target company or as PIPE investors), which may increase the risk that our initial business combination becomes subject to regulatory review, including review by CFIUS. If a particular proposed initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay our proposed initial business combination, require mitigation measures with respect to such initial business combination or request the President of the United States to order us to divest all or a portion of the U.S. target business of our initial business combination that we acquired without first obtaining CFIUS approval. This may limit the attractiveness of, delay or prevent us from pursuing certain target companies that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have any foreign ownership issues. In addition, certain businesses may be subject to rules or regulations that limit or impose additional requirements with respect to foreign ownership.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we are unable to consummate our initial business combination within the applicable time period required under our amended and restated memorandum and articles of association, including as a result of extended regulatory review of a potential initial business combination, we will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment. Additionally, the Inflection Point Warrants may expire worthless.

Inflection Point’s shareholders may be held liable for claims by third parties against Inflection Point to the extent of distributions received by them upon redemption of their shares.

If Inflection Point is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it were proved that immediately following the date on which the distribution was made, Inflection Point was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by Inflection Point’s shareholders. Furthermore, Inflection Point’s directors may be viewed as having breached their fiduciary duties to Inflection Point or its creditors and/or may have acted in bad faith, thereby exposing themselves and Inflection Point to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Inflection Point cannot assure you that claims will not be brought against it for these reasons. Inflection Point and its directors and officers who knowingly and wilfully authorized or permitted any distribution to be paid out of Inflection Point’s share premium account while it was unable to pay its debts as they fall due in the ordinary course of business would be guilty of an offense and may be liable to a fine of $18,293 and to imprisonment for five years in the Cayman Islands.

Inflection Point’s Letter Agreement with the Sponsor and Inflection Point’s officers and directors may be amended without shareholder approval.

Inflection Point’s Letter Agreement with the Sponsor and Inflection Point’s officers and directors contains provisions relating to transfer restrictions of the Founder Shares and Private Placement Warrants, indemnification of the Trust Account, waiver of redemption rights and participation in liquidating distributions from the Trust Account. The Letter Agreement may be amended without shareholder approval. While Inflection Point does not expect the Inflection Point Board to approve any amendments to the Letter Agreement prior to Inflection Point’s initial business combination, it may be possible that the Inflection Point Board, in exercising its business judgment and subject to its fiduciary duties, chooses to approve one or more amendments to the Letter Agreement. Any such amendments to the Letter Agreement would not require approval from Inflection Point’s shareholders and may have an adverse effect on the value of an investment in Inflection Point’s securities. Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into the Sponsor Support Agreement with the Sponsor and Quantum Space, pursuant to which the Sponsor agreed to vote its shares in favor of all proposals being presented at the extraordinary general meeting. Amendment of the Sponsor Support Agreement would require approval from Inflection Point, Quantum Space and the Sponsor, but would not require approval from Inflection Point’s shareholders.

If you or a “group” of shareholders are deemed to hold in excess of 15% of the Public Shares, you may lose the ability to redeem all such shares in excess of 15% of our Public Shares.

The Cayman Constitutional Documents provide that a Public Shareholder, together with any affiliate of such shareholder or any other Person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares, which we refer to as the “Excess Shares,” without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete the Business Combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete the Business Combination. And as a result, you will continue to hold that number of Public Shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your Public Shares or Public Warrants, potentially at a loss.

Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) our completion of an initial business combination, and then only in connection with those Public Shares that such shareholder properly elected to redeem, subject to the limitations and on the conditions described herein; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend our Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by March 30, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; and (iii) the redemption of our Public Shares if we are unable to complete an initial business combination by March 30, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents), subject to applicable law and as further described herein. In no other circumstances will Public Shareholders have any right or interest of any kind in the Trust Account. Holders of Public Warrants will not have any right to the proceeds held in the Trust Account with respect to the Public Warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or Public Warrants, potentially at a loss.

A Public Shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account may not put such shareholder in a better future economic position.

The price at which a stockholder may be able to sell its shares of New Quantum Space Common Stock in the future following the completion of the Business Combination (or shares received or retained in connection with any alternative business combination) is not determinable as of the date of this proxy statement/prospectus. Certain events following the consummation of the Business Combination may cause an increase in New Quantum Space’s share price and may result in a lower value realized now than a Public Shareholder might realize in the future had the shareholder redeemed their Public Shares. Similarly, if a Public Shareholder does not redeem their Public Shares, the shareholder will bear the risk of ownership of New Quantum Space Common Stock after the consummation of the Business Combination, and a stockholder may not be able to sell its New Quantum Space Common Stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Public Shareholder should consult, and rely solely upon, the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Shareholders who acquired Public Shares in the IPO will have their ownership interests diluted to the extent of the difference between the initial public offering price of $10.00 per Public Share sold in the IPO and the net tangible book value per share at the time of the Business Combination.

Shareholders who acquired Public Shares in the IPO will have their ownership interests diluted to the extent of the difference between the initial public offering price of $10.00 per Public Share (for this purpose ascribing no value to the Inflection Point Warrants included in the Inflection Point Units) sold in the IPO and the net tangible book value per share at the time of the Business Combination. As of [•], 2026, Inflection Point’s net tangible book value was $[•] million, calculated as total assets of $[•] million less total liabilities of $[•] million. The number of Inflection Point Ordinary Shares outstanding as of [•], 2026, was 33,733,333, which includes 25,300,000 Public Shares and 8,433,333 Inflection Point Class B Shares. In connection with the consummation of the Business Combination, after giving effect to funds released from the Trust Account at Closing across various redemption levels, transaction costs expected to be incurred by Inflection Point, the issuance of shares of New Quantum Space Common Stock to holders of Inflection Point Warrants, the Pre-Funded PIPE Investment and the Closing PIPE Investment, but excluding the effects of the Business Combination transaction itself (that is, excluding the issuance of shares of New Quantum Space Common Stock to the Quantum Space Equity holders (other than the holders of the Pre-Funded Preferred Units and the Pre-Funded Warrants in respect of those securities), Quantum Space’s transaction expenses, and any options or other grants that may be issued pursuant to the New Quantum Space Incentive Plan or the ESPP), net tangible book value, as adjusted, will be $[•] million in the No Redemptions Scenario, $[•] million in the 50% Redemptions Scenario, and $[•] million in the Maximum Redemptions Scenario. Total shares outstanding in each such redemptions scenario (excluding the effect of the Business Combination itself) will be [•], [•], and [•], respectively. Accordingly, the net tangible book value per share, as adjusted, will be $[•] in the No Redemptions Scenario, $[•] in the 50% Redemptions Scenario, and $[•] in the Maximum Redemptions Scenario.

The net tangible book value per share, as adjusted, is materially less than the $10.00 per share price of the IPO, materially less than the assumed $[•] per share price ascribed to such shares in the Business Combination Agreement, and materially less than the amount per share that Public Shareholders would be entitled to receive upon exercise of their Redemption Rights (which, for illustrative purposes, was approximately $[•] per share as of the Record Date). Accordingly, Public Shareholders will experience material dilution. For additional information, including calculations of the net tangible book value per share, as adjusted, see the section of this proxy statement/prospectus entitled “Summary of the Proxy Statement/Prospectus — Dilution.”

The Inflection Point Board has not requested, and does not anticipate requesting, an updated opinion from its financial advisor reflecting changes in circumstances that may have occurred since the signing of the Business Combination Agreement.

On June 5, 2026, Newbridge delivered its oral opinion, which it subsequently confirmed in writing, to the Inflection Point Board that, as of that date and based on and subject to the assumptions and other matters described in the written opinion, (i) the Aggregate Consideration to be paid by Inflection Point in the Business Combination was fair, from a financial point of view, to the unaffiliated shareholders of Inflection Point, and (ii) the Business Combination had an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement. Inflection Point does not intend to obtain an updated opinion from its financial advisor prior to the consummation of the Business Combination. Changes in the proposed operations and prospects of Quantum Space, general market and economic conditions and other factors that may be beyond the control of Inflection Point or Quantum Space may alter the value of Inflection Point or Quantum Space or the price of Inflection Point’s shares by the time the Business Combination is completed. Newbridge’s opinion speaks as of the date it was rendered, and does not speak as of any other date, and as such, Newbridge’s opinion does not address the fairness of the Aggregate Consideration, from a financial point of view, as of any date other than the date of such opinion, including at the time the Business Combination is completed. For a description of the opinion, see “Proposal No. 1 — Business Combination Proposal — Opinion of Newbridge Securities Corporation.” A copy of Newbridge’s opinion, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Newbridge, is attached hereto as Annex F.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete the Business Combination, subject to Quantum Space’s consent, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.

Although we have no commitments as of the date of this proxy statement/prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt following the IPO, we may choose to incur substantial debt to complete the Business Combination, subject to Quantum Space’s consent, pursuant to the covenants set forth in the Business Combination Agreement. The incurrence of debt could have a variety of negative effects, including:

•        default and foreclosure on our assets if our operating revenues after the Business Combination are insufficient to repay our debt obligations;

•        acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•        our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•        using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes;

•        limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•        limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

In order to effectuate an initial business combination, SPACs have, in the recent past, amended various provisions of their charters and other governing instruments. We cannot assure you that we will not seek to amend the Inflection Point Articles or governing instruments in a manner that will make it easier for us to complete the Business Combination that our shareholders may not support.

In order to effectuate a business combination, SPACs have, in the recent past, amended various provisions of their charters and governing instruments. For example, SPACs have amended the definition of business combination, increased redemption thresholds and extended the time to consummate an initial business combination. Amending the Inflection Point Articles requires a special resolution under Cayman Islands law, which requires the affirmative vote of at least two-thirds of the votes cast by the shareholders of the issued and outstanding shares present in person or represented by proxy and entitled to vote on such matter at a general meeting of Inflection Point, and vote at the general meeting. In addition, the Inflection Point Articles requires us to provide our Public Shareholders with the opportunity to redeem their Public Shares for cash if we propose an amendment to the Inflection Point Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. To the extent any of such amendments would be deemed to fundamentally change the nature of the securities offered through this registration statement, we would register, or seek an exemption from registration for, the affected securities. We cannot assure you that we will not seek to amend the Inflection Point Articles or extend the time to consummate an initial business combination in order to effectuate our initial business combination.

Inflection Point and Quantum Space will incur significant transaction and transition costs in connection with the Business Combination.

Inflection Point and Quantum Space have incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination, and New Quantum Space will experience recurring costs related to operating as a public company following the consummation of the Business Combination. New Quantum Space may also incur additional costs to retain key employees. All expenses incurred in connection with the Business Combination Agreement and the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs.

Inflection Point’s officers and directors may negotiate employment and consulting agreements with Quantum Space, and the Business Combination may be conditioned on the retention or resignation of such key personnel. These agreements may provide for them to receive compensation following the Business Combination and as a result, may cause them to have conflicts of interest in determining whether the Business Combination is the most advantageous.

Inflection Point’s officers and directors may be able to remain with New Quantum Space after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements with Quantum Space in connection with the Business Combination. New Quantum Space and Quantum Space have no commitments as of the date of this proxy statement/prospectus to enter into employment or consulting agreements with Inflection Point’s officers and directors, such negotiations could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the completion of the Business Combination. Such negotiations also could make such key personnel’s retention or resignation a condition to any such agreement. The personal and financial interests of such individuals may influence their motivation in completing the Business Combination, subject to their fiduciary duties under Cayman Islands law.

Members of our management team and board of directors have significant experience as board members, officers or executives of other companies. As a result, certain of those persons have been, may be, or may become, involved in proceedings, investigations and litigation relating to the business affairs of the companies with which they were, are, or may in the future be, affiliated. This may have an adverse effect on us, which may impede our ability to consummate the Business Combination.

During the course of their careers, members of our management team and board of directors have had significant experience as board members, officers or executives of other companies. As a result of their involvement and positions in these companies, certain persons were, are now, or may in the future become, involved in litigation, investigations or other proceedings relating to the business affairs of such companies or transactions entered into by such companies. Any such litigation, investigations or other proceedings may divert our management team’s and board’s attention and resources away from identifying and selecting a target business or businesses for our initial business combination and may negatively affect our reputation, which may impede our ability to complete an initial business combination.

Members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business.

Members of our management team have been (and intend to be) involved in a wide variety of businesses. Such involvement has, and may lead to, media coverage and public awareness. As a result, members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business. Any such claims or investigations may be detrimental to our reputation and could negatively affect our ability to identify and complete an initial business combination and may have an adverse effect on the price of our securities.

If a Public Shareholder fails to receive notice of our offer to redeem the Public Shares in connection with the Business Combination or fails to comply with the procedures for submitting or tendering its Public Shares, such Public Shares may not be redeemed.

Pursuant to the Cayman Constitutional Documents, a Public Shareholder may request to redeem all or a portion of its Public Shares for cash in connection with the completion of the Business Combination. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(c)     deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2026 (two business days before the initial scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed. Any Public Shareholders who fails to properly elect to redeem their Public Shares and deliver their Public Shares in the manner described above will not be entitled to have her or his shares redeemed. See the section entitled “Extraordinary General Meeting of Inflection Point — Redemption Rights” for the procedures to be followed if you wish to have your Public Shares redeemed for cash.

If we are unable to consummate the Business Combination or another initial business combination by the date required in the Cayman Constitutional Documents, the Public Shareholders may be forced to wait beyond such date before redemption from our Trust Account.

If we are unable to consummate the Business Combination or another initial business combination by the date required in the Cayman Constitutional Documents, the proceeds then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be less taxes payable and up to $100,000 to pay dissolution expenses), will be used to fund the redemption of our Public Shares, as further described herein. Any redemption of Public Shareholders from the Trust Account will be effected automatically by function of the Cayman Constitutional Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to our Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Companies Act. In that case, investors may be forced to wait beyond the end of the completion window before the redemption proceeds of our Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate the Business Combination or another initial business combination prior thereto and only then in cases where investors have properly sought to redeem their Public Shares. Only upon our redemption or any liquidation will Public Shareholders be entitled to distributions if we are unable to complete the Business Combination or another initial business combination.

The completion of the Business Combination is subject to certain closing conditions, including satisfaction of all closing conditions in the Business Combination Agreement, and any such conditions may not be satisfied on a timely basis, if at all.

The completion of the Business Combination is subject to a number of conditions, including those included in the Business Combination Agreement. The timing and completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by Inflection Point’s shareholders is not obtained and failure to obtain approval for listing of New Quantum Space Common Stock on Nasdaq, in each case subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Closing”), or that other Closing conditions are not satisfied.

If Inflection Point does not complete the Business Combination, Inflection Point could be subject to various risks, including:

•        the parties may be liable for damages to one another under certain circumstances pursuant to the terms and conditions of the Business Combination Agreement;

•        negative reactions from the financial markets, including declines in the price of the Inflection Point Class A Shares due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

•        the attention of Inflection Point management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

The exercise of Inflection Point’s management’s discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the Inflection Point shareholders’ best interest.

In the period leading up to the Closing, events may occur that may require Inflection Point to agree to amend the Business Combination Agreement, to consent to certain actions taken by Quantum Space, or to waive rights that Inflection Point is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Quantum Space’s business, a request by Quantum Space to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement, or the occurrence of other events that would have a material adverse effect on Quantum Space’s business. In any of such circumstances, it would be at Inflection Point’s discretion, acting through the Inflection Point Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is best for Inflection Point and Inflection Point’s shareholders and what he or she or they may believe is best for himself or herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Inflection Point does not believe there will be any changes or waivers that Inflection Point management would be likely to make after shareholder approval has been obtained. While certain changes could be made without further approval of Inflection Point’s shareholders, Inflection Point will circulate a new or amended proxy statement/prospectus and re-solicit its shareholders if changes to the terms of the transaction that would have a material impact on Inflection Point’s shareholders are required prior to the vote on the Business Combination Proposal.

Inflection Point may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Inflection Point’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, or from being completed within the expected timeframe, which may adversely affect Inflection Point’s and Quantum Space’s respective businesses, financial condition and results of operation.

There is a risk that the 1% U.S. federal excise tax may be imposed on us in connection with redemptions of Public Shares.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, which, among other things, generally imposes a 1% U.S. federal excise tax (the “Excise Tax”) on certain repurchases of stock by “covered corporations” (which include publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign (i.e., non-U.S.) corporations) occurring on or after January 1, 2023. The Excise Tax is imposed on the repurchasing corporation itself, not its stockholders from which the stock is repurchased. The amount of the Excise Tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the Excise Tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year

(the “netting rule”). In addition, certain exceptions apply to the Excise Tax. The U.S. Department of the Treasury (the “Treasury”) has published final regulations clarifying many aspects of the Excise Tax, including that where a non-U.S. corporation transfers its assets or is treated as transferring its assets to a U.S. corporation in a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, the corporation is not treated as a U.S. corporation until the day after the reorganization.

Based on the expected structure of the Business Combination with Quantum Space, we expect to redeem the Public Shares prior to the time we are treated as a U.S. corporation for purposes of the Excise Tax under the final Treasury Regulations, and thus we currently do not expect that we would be a covered corporation subject to the Excise Tax with respect to any redemptions of Public Shares in connection with the Business Combination that are treated as repurchases for this purpose. It is possible, however, that additional guidance is issued that would nevertheless treat us as a covered corporation or otherwise impose the Excise Tax on us with respect to redemptions of our stock in connection with the Business Combination with Quantum Space. In addition, if the redemptions were to be treated as occurring for U.S. federal income tax purposes after we are treated as a U.S. corporation for purposes of the Excise Tax, absent guidance to the contrary, we currently expect that we would be subject to the Excise Tax with respect to any such redemptions that are treated as repurchases for this purpose (although in such case the netting rule generally is expected to be available with respect to such redemptions of our stock and our issuance of stock in connection with the Business Combination to reduce the amount of Excise Tax imposed on us, if any).

If we were to be treated as a covered corporation for purposes of the redemption of Public Shares in connection with the Business Combination or otherwise, whether and to what extent we would be subject to the Excise Tax on a redemption of Public Shares would depend on a number of factors, including (i) whether the redemption is treated as a repurchase of stock for purposes of the Excise Tax, (ii) the fair market value of the redemption treated as a repurchase of stock, (iii) the nature and amount of stock to be issued in connection with the Business Combination and the nature and amount of the Closing PIPE Investments or any other equity issuances (whether in connection with the Business Combination or otherwise) issued within the same taxable year of a redemption treated as a repurchase of stock, and (iv) the content of any additional guidance from the Treasury.

As noted above, the Excise Tax would be payable by the repurchasing corporation, and not by the redeeming holder. If we were to be treated as a covered corporation for purposes of the redemption of Public Shares in connection with the Business Combination or otherwise, the per-share redemption amount payable from the Trust Account (including any interest earned on the funds held in the Trust Account) to Public Shareholders in connection with a redemption of Public Shares is not expected to be reduced by any Excise Tax imposed on us. The imposition of the Excise Tax on us could, however, cause a reduction in the cash available on hand to complete the Business Combination and may affect our ability to complete any business combination or fund future operations.

Nasdaq may delist our Inflection Point Class A Shares from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our Inflection Point Class A Shares are listed on Nasdaq. We cannot assure you that our Inflection Point Class A Shares will continue to be listed on Nasdaq prior to the Closing. In order to continue listing our securities on Nasdaq prior to the Business Combination, we must maintain certain financial, distribution and share price levels. Generally, following our IPO, we must maintain a minimum market value of listed securities (generally $50,000,000) and a minimum number of holders of our securities (generally 400 public holders). Additionally, in connection with the Business Combination, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. For instance, unless we decide to list on a different Nasdaq tier such as the Nasdaq Capital Market which has different initial listing requirements, our share price would generally be required to be at least $4.00 per share and we would be required to have a minimum of 400 round lot holders of our securities. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If Nasdaq delists our Inflection Point Class A Shares from trading on its exchange and we are not able to list our Inflection Point Class A Shares on another national securities exchange, we expect our Inflection Point Class A Shares could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Inflection Point Class A Shares;

•        reduced liquidity for our Inflection Point Class A Shares;

•        a determination that our Inflection Point Class A Shares are a “penny stock” which will require brokers trading in our Inflection Point Class A Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Inflection Point Class A Shares;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Inflection Point Class A Shares are listed on Nasdaq, our Inflection Point Class A Shares will qualify as covered securities under the statute. Although the states are preempted from regulating the sale of our Inflection Point Class A Shares, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on Nasdaq, our securities would not qualify as covered securities under the statute and we would be subject to regulation in each state in which we offer our securities.

Risks Related to the Adjournment Proposal

If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve the Business Combination Proposal, the chairman of the Inflection Point Board will not have the ability to adjourn the extraordinary general meeting to a later date in circumstances where such adjournment is necessary to permit the Business Combination to be approved.

If, at the extraordinary general meeting, the chairman of the Inflection Point Board determines that it would be in the best interests of Inflection Point to adjourn the extraordinary general meeting to give Inflection Point more time to consummate the Business Combination for whatever reason (such as if the Business Combination Proposal is not approved, or if additional time is needed to fulfill other closing conditions), the chairman of the Inflection Point Board will seek approval to adjourn the extraordinary general meeting to a later date or dates. If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve the Business Combination Proposal, the chairman of the Inflection Point Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes or take other steps to cause the conditions to the Business Combination to be satisfied. In such event, the Business Combination would not be completed.

Risks Relating to New Quantum Space’s Organizational Structure

Our principal asset after the completion of the Business Combination will be our indirect interest in Quantum Space OpCo, and, accordingly, we will depend on distributions from Quantum Space OpCo to pay our taxes and expenses, including payments under the Tax Receivable Agreement, and to pay dividends. Quantum Space OpCo’s ability to make such distributions may be subject to various limitations and restrictions.

Upon the completion of the Business Combination, we will be a holding company and will have no material assets other than our indirect ownership of Quantum Space Common Units and convertible preferred units (including Pre-Funded Preferred Units) held through Post-Domestication Inflection Point. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future will be dependent upon the financial results and cash flows of Quantum Space OpCo and its subsidiaries and distributions we receive indirectly from Quantum Space OpCo. Quantum Space OpCo and its subsidiaries may not generate sufficient cash flow to distribute funds to us and applicable state law and contractual restrictions, including negative covenants in our debt instruments, may not permit such distributions.

We anticipate that Quantum Space OpCo will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of Quantum Space Common Units, including Post-Domestication Inflection Point (which will join in our filing of consolidated federal income tax returns). Accordingly, we will incur income taxes on our allocable share of any net taxable income of Quantum Space OpCo. Under the terms of the Eighth Amended and Restated

Limited Liability Company Operating Agreement of Quantum Space OpCo, Quantum Space OpCo will be obligated, subject to various limitations and restrictions, including with respect to any applicable credit agreements, to make tax distributions to holders of Quantum Space Common Units, including Post-Domestication Inflection Point. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which we expect could be significant.

We intend, through Post-Domestication Inflection Point (our wholly-owned subsidiary) to cause Quantum Space OpCo to make (i) tax distributions to the Quantum Space Members in an amount sufficient to fund all or part of their tax obligations in respect of taxable income allocated to them and to cover our tax obligations, other than with respect to income allocated to the convertible preferred units (including Pre-Funded Preferred Units), but including payments due under the Tax Receivable Agreement, (ii) additional tax distributions to Post-Domestication Inflection Point to the extent necessary to cover its and our tax obligations with respect to income from the convertible preferred units (including Pre-Funded Preferred Units) and (iii) distributions to Post-Domestication Inflection Point to pay its and our operating expenses and to fund any dividends. However, Quantum Space OpCo’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Quantum Space OpCo is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Quantum Space OpCo insolvent. If we do not have sufficient funds to pay our tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement, resulting in our payment obligations being calculated using the Valuation Assumptions (as defined in the Tax Receivable Agreement). See “The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

Under the Eighth Amended and Restated Limited Liability Company Operating Agreement of Quantum Space OpCo, we intend to cause Post-Domestication Inflection Point, from time to time, to cause Quantum Space OpCo to make pro rata distributions in cash to each holder of Quantum Space Common Units (including Post-Domestication Inflection Point) in amounts at least sufficient to cover the taxes imposed on their allocable share of net taxable income of Quantum Space OpCo. As a result of (i) potential differences in the amount of net taxable income allocable to Post-Domestication Inflection Point and to Quantum Space OpCo’s other members, (ii) the lower tax rate applicable to corporations compared to individuals, and (iii) certain tax benefits that we anticipate from (a) future purchases or redemptions of Quantum Space OpCo Common Units from the Quantum Space OpCo Members (other than Post-Domestication Inflection Point) and (b) payments under the Tax Receivable Agreement, these cash distributions may be in amounts that exceed our actual tax liabilities with respect to the relevant taxable year, including our obligations under the Tax Receivable Agreement. Our board of directors will determine the appropriate uses for any such excess cash, which may include, among other uses, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our stockholders. No adjustments to the exchange ratio for Quantum Space Common Units and corresponding shares of New Quantum Space Class A Common Stock will be made as a result of any cash distribution by us or any retention of cash by us, and in any event the ratio will remain one-to-one. To the extent we do not distribute such excess cash as dividends on our stock we may take other actions with respect to such excess cash, for example, holding such excess cash, or lending it (or a portion thereof) to Post-Domestication Inflection Point to lend to Quantum Space OpCo, which may result in shares of Post-Domestication Inflection Point’s Quantum Space Class A Common Stock increasing in value relative to the value of Quantum Space Common Units.

The Tax Receivable Agreement with the Participating TRA Holders requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

Upon the closing of the Business Combination, we will enter into a Tax Receivable Agreement with Quantum Space OpCo and the Participating TRA Holders. Under the Tax Receivable Agreement, we will be required to make cash payments to the Participating TRA Holders equal to 85% of the amount of cash tax savings, if any, that we actually realize, or in certain circumstances are deemed to realize (calculated using certain assumptions), as a result of Business Combination Existing Basis, Exchange Existing Basis, Basis Adjustments and Imputed Interest (each as defined in the Tax Receivable Agreement). Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the (i) Business Combination Existing Basis, (ii) Exchange Existing Basis, and (iii) Basis Adjustments would aggregate to approximately $ [            ] million over [            ] years from the date of the Business Combination based on a $[10.00] per share trading price of the Quantum Space Class A Common Stock, and assuming all future redemptions or exchanges would occur one year after the consummation of the Business Combination at the same assumed price per share. Under such scenario, assuming future payments are made on the due date (with extension) of each relevant U.S. federal income tax return, we would be required to pay approximately [            ]% of such amount, or approximately $[            ] million, over the [            ]-year period from the date of the Business Combination, and we would benefit from the remaining [            ]% of the tax benefits. We will depend on cash distributions from Quantum Space OpCo to make payments under the Tax Receivable Agreement. Any payments made by us to the Participating TRA Holders under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to us. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of the purchase or redemption of Quantum Space Common Units, and the resulting amounts we are likely to pay out to the Participating TRA Holders pursuant to the Tax Receivable Agreement; however, we expect that such payments will be substantial. See “The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

The payment obligation is an obligation of the New Quantum Space and not of Quantum Space OpCo. Any payments made by us to the Participating TRA Holders under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest at a per annum rate of SOFR plus 100 basis points until paid by us. Payments under the Tax Receivable Agreement are not conditioned upon one or more of the Participating TRA Holders maintaining a continued ownership interest in Quantum Space OpCo or us. Furthermore, if we elect to terminate the Tax Receivable Agreement we would be obligated to make an immediate payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates.

In addition, decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments made under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption or exchange of Quantum Space Common Units may accelerate the recognition of associated tax benefits for which we would be required to make payments under the Tax Receivable Agreement and increase the present value of such payments. For more information, see “The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

The ability to generate tax assets covered by the Tax Receivable Agreement, and the actual use of any resulting tax benefits, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges of Quantum Space Common Units by the Participating TRA Holders (or their transferees or other assignees), the price of our New Quantum Space Class A Common Stock at the time of the redemption, or exchange, the extent to which such redemptions, or exchanges are taxable, the amount and timing of the taxable income allocated to us or otherwise generated by us in the future; the tax rates and laws then applicable and the portion of our payments under the Tax Receivable Agreement constituting imputed interest.

In certain cases, payments under the Tax Receivable Agreement to the Participating TRA Holders may be accelerated and/or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement will provide that if we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement to make payments would be accelerated and become immediately due and payable. The amount due and payable in those circumstances is based on the present value (at a discount rate equal to the secured overnight financing rate (“SOFR”) plus 100 basis points) of projected future tax benefits that are based on certain assumptions, including an assumption that we would have sufficient taxable income to fully use all potential future tax benefits that are subject to the Tax Receivable Agreement. Based on such assumptions, if we were to exercise our termination right, or the Tax Receivable Agreement is otherwise terminated, immediately following the consummation of the Business Combination, the aggregate amount of the termination payments would be approximately $[            ] million. See “The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

In addition, the Tax Receivable Agreement will provide that if (i) we materially breach any of our material obligations thereunder or (ii) there is a Change of Control (as defined in the Tax Receivable Agreement), then our obligations under the Tax Receivable Agreement would not accelerate, but future payments by us to the Participating TRA Holders would be on certain assumptions, including an assumption that we would have sufficient taxable income to fully use all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result of the foregoing, if we terminate the Tax Receivable Agreement, we would be required to make an immediate cash payment that may be made significantly in advance of the actual realization, if any, of such future tax benefits. Further, under any of the circumstances described above, we could also be required to make cash payments to the Participating TRA Holders that are greater than 85% of the actual cash tax savings we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise. We may not be able to fund or finance our obligations under the Tax Receivable Agreement.

We will not be reimbursed for any payments made to the Participating TRA Holders under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, which are complex and factual in nature, and the IRS or another taxing authority may challenge all or part of the tax basis increases or other tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially affect a recipient’s rights and obligations under the Tax Receivable Agreement, then our ability to settle such challenges may be restricted by the rights of the Participating TRA Holders pursuant to the Tax Receivable Agreement, and such restrictions apply for as long as the Tax Receivable Agreement remains in effect. In addition, we will not be reimbursed for any cash payments previously made to the Participating TRA Holders under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a Participating TRA Holder are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a Participating TRA Holder will be netted against any future cash payments that we might otherwise be required to make to such Participating TRA Holder under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a Participating TRA Holder for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. Moreover, the excess cash payments we made previously under the Tax Receivable Agreement could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. As a result, payments could be made under the Tax Receivable Agreement significantly in excess of 85% of the actual cash tax savings that we realize in respect of the tax attributes with respect to a Participating TRA Holder that are the subject of the Tax Receivable Agreement.

Risks Related to the Domestication and the Business Combination

The Domestication may result in adverse tax consequences for holders of Inflection Point Class A Shares and Inflection Point Warrants.

The Domestication should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, i.e., an F Reorganization. If the Domestication fails to qualify as an F Reorganization, a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Quantum Space Securities — II. U.S. Holders”) of Inflection Point Securities generally would recognize gain or loss with respect to its Inflection Point Class A Shares or Inflection Point Warrants in an amount equal to the difference, if any, between the fair market value of the corresponding New Quantum Space Common Stock received in the Domestication and the U.S. Holder’s adjusted tax basis in its Inflection Point Class A Shares or Inflection Point Warrants surrendered. Additionally, Non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Quantum Space Securities — III. Non-U.S. Holders”) may become subject to withholding tax on any amounts treated as dividends paid on New Quantum Space Common Stock after the Domestication.

Assuming that the Domestication qualifies as an F Reorganization, subject to the PFIC rules discussed below, U.S. Holders of Inflection Point Class A Shares generally will be subject to Section 367(b) of the Code in connection with the Domestication, and, as a result:

•        a U.S. Holder who is a 10% U.S. Shareholder on the date of the Domestication generally will be required to include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the Inflection Point Class A Shares held directly by such U.S. Holder;

•        a U.S. Holder whose Inflection Point Class A Shares have a fair market value of $50,000 or more on the date of the Domestication and who, on the date of the Domestication, is not a 10% U.S. Shareholder generally will recognize gain (but not loss) with respect to its Inflection Point Class A Shares as if such U.S. Holder exchanged its Inflection Point Class A Shares for New Quantum Space Common Stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits” amount (as defined in the Treasury Regulations under Section 367 of the Code) attributable to such U.S. Holder’s Inflection Point Class A Shares; and

•        a U.S. Holder whose Inflection Point Class A Shares have a fair market value of less than $50,000 on the date of the Domestication and who, on the date of the Domestication, is not a 10% U.S. Shareholder, generally will not recognize any gain or loss or include any part of Inflection Point’s earnings and profits in income under Section 367 of the Code in connection with the Domestication.

The application of the rules under Section 367 of the Code to the Inflection Point Warrants is uncertain and all U.S. Holders are urged to consult their tax advisors with respect to the particular tax consequences applicable to them of the attribution rules and application of the rules to the Inflection Point Warrants.

Additionally, even if the Domestication qualifies as an F Reorganization, proposed Treasury Regulations promulgated under Section 1291(f) of the Code and certain other PFIC rules (which have retroactive effective dates) generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose an Inflection Point Warrant, which may be characterized as stock itself or may be treated as stock under a proposed Treasury Regulation that generally treats an “option” to acquire the stock of a PFIC as stock of the PFIC) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. Inflection Point believes that it likely has been a PFIC since its first taxable year and will likely be considered a PFIC for the taxable year which ends as a result of the Domestication. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of Inflection Point Class A Shares or Inflection Point Warrants to recognize gain under the PFIC rules on the exchange of Inflection Point Class A Shares and Inflection Point Warrants for New Quantum Space Common Stock and Post-Domestication Warrants pursuant to the Domestication unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s Inflection Point Class A Shares or Inflection Point Warrants. In addition, the proposed Treasury Regulations provide coordinating rules with other sections of the Code, including Section 367(b), which affect the manner in which the rules under such other sections apply to transfers of PFIC stock. Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of Inflection Point. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Quantum Space Securities — II. U.S. Holders — A. Tax Effects of the Domestication to U.S. Holders — 4. PFIC Considerations.”

Although the redemptions of U.S. Holders that exercise redemption rights with respect to Inflection Point Class A Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, U.S. Holders exercising redemption rights would be subject to the potential tax consequences of the Domestication, and the determination of whether a U.S. Holder is a 10% U.S. Shareholder or is otherwise subject to Section 367 of the Code would be determined as if the redemptions had not yet occurred at the time of the Domestication. U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication.

The Business Combination may not qualify as a Section 351 Transaction and the Merger may not qualify as a Section 368(a) Reorganization, which could result in adverse tax consequences to the parties and to holders of New Quantum Space securities and Sellers.

The Business Combination is intended to be treated, as an integrated transaction, as (i) an exchange described in Section 351 of the Code (a “Section 351 Transaction”) and (ii) if certain conditions are met, with respect to the Merger, a “reorganization” within the meaning of Section 368(a) of the Code (a “Section 368(a) Reorganization”). Whether the Business Combination qualifies as a Section 351 Transaction depends on, among other things, the satisfaction of the 80% control test in Section 368(c) of the Code, applied at the Pubco level and taking into account each class of Pubco stock. The determination of whether the 80% control test is satisfied is complex and depends on the facts and circumstances existing at the Closing. Separately, whether the Merger qualifies as a Section 368(a) Reorganization is subject to significant factual and legal uncertainties, including because there is an absence of guidance directly on point as to how the provisions of Section 368(a) of the Code apply in the case of an acquisition of a corporation with investment-type assets, such as Inflection Point, and could be adversely affected by events or actions that occur prior to or at the time of the Merger, including the magnitude of Inflection Point Class A Share redemptions. Counsel is not able to opine as to whether the Merger qualifies as a Section 368(a) Reorganization. Neither Inflection Point nor Quantum Space has sought or intends to seek a ruling from the IRS with respect to the tax treatment of the Business Combination. For a more complete discussion, see “Material U.S. Federal Income Tax Considerations — I. U.S. Holders — C. Tax Consequences of the Business Combination to U.S. Holders”.

If the Business Combination fails to qualify as a Section 351 Transaction, each transferor of property to Pubco generally would recognize gain or loss with respect to the property contributed, measured by reference to the difference between the fair market value of the Pubco securities received and the transferor’s adjusted tax basis in the property contributed, as more fully discussed under “Material U.S. Federal Income Tax Considerations — I. U.S. Holders — C. Tax Consequences of the Business Combination to U.S. Holders — 5. Failure to Qualify as a Section 351 Transaction or Section 368(a) Reorganization”. In addition, because Quantum Space is classified as a partnership for U.S. federal income tax purposes, Sellers that contribute Quantum Space Common Units to Pubco may recognize additional gain (or ordinary income) even if the Business Combination otherwise qualifies as a Section 351 Transaction, as more fully discussed under “Material U.S. Federal Income Tax Considerations — I. U.S. Holders — C. Tax Consequences of the Business Combination to U.S. Holders — 4. Contribution of Quantum Space Common Units by Sellers”.

Even if the Business Combination otherwise qualifies as a Section 351 Transaction, if the Merger does not also qualify as a Section 368(a) Reorganization, the deemed exchange of Post-Domestication Warrants for New Quantum Space Warrants in the Merger will generally be a taxable transaction to holders of Post-Domestication Warrants, as more fully discussed under “Material U.S. Federal Income Tax Considerations — I. U.S. Holders — C. Tax Consequences of the Business Combination to U.S. Holders — 3. Exchange of Post-Domestication Warrants for New Quantum Space Warrants”.

For a more complete discussion of the U.S. federal income tax consequences of the Business Combination to holders of Inflection Point Securities and to Sellers, see “Material U.S. Federal Income Tax Considerations — I. U.S. Holders — C. Tax Consequences of the Business Combination to U.S. Holders” and, in the case of Non-U.S. Holders, “Material U.S. Federal Income Tax Considerations — II. Non-U.S. Holders — C. Tax Consequences of the Business Combination to Non-U.S. Holders”.

Upon consummation of the Business Combination, the rights and obligations of a New Quantum Space stockholder will be governed by Delaware law and may differ from the rights and obligations of Inflection Point Shareholders under Cayman Islands law.

Following the Domestication, the Merger and the consummation of the transactions contemplated by the Business Combination Agreement, Inflection Point Class A Shares will be converted to New Quantum Space Common Stock, whereby New Quantum Space is a Delaware corporation. Accordingly, its corporate structure as well as the rights and obligations of the holders of New Quantum Space Common Stock may be less favorable to the rights of holders of Inflection Point Class A Shares prior to the Domestication arising under Cayman Islands law and the Inflection Point Articles. For a more detailed description of the rights of holders of New Quantum Space Common Stock and how they may differ from the rights of holders of Inflection Point Class A Shares prior to the Domestication, please see the section entitled “Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication.” The forms of the Proposed Organizational Documents are attached as Annex B and Annex C to this proxy statement/prospectus, and you are urged to read them.

Anti-takeover provisions in the Proposed Charter and Proposed Bylaws that will be in effect following the Business Combination and Delaware law might discourage, delay or prevent a change in control of New Quantum Space or changes in Quantum Space’s management and, therefore, depress the market price of New Quantum Space Common Stock.

The Proposed Charter and Proposed Bylaws that will be in effect following the Business Combination contain provisions that could depress the market price of New Quantum Space Common Stock by acting to discourage, delay or prevent a change in control of New Quantum Space or changes in New Quantum Space’s management that the stockholders of New Quantum Space may deem advantageous. These provisions, among other things, include:

•        a prohibition on stockholder actions through written consent, which requires that all stockholder actions be taken at a meeting of New Quantum Space stockholders;

•        advance notice requirements for stockholder proposals and nominations for election to New Quantum Space’s board of directors;

•        a requirement that no member of the New Quantum Space Board may be removed from office by New Quantum Space’s stockholders except upon the approval of not less than two-thirds of all outstanding shares of New Quantum Space’s voting stock then entitled to vote in the election of directors;

•        a requirement of approval of not less than two-thirds of all outstanding shares of New Quantum Space’s voting stock to amend any bylaws by stockholder action; and

•        the authority of the board of directors of Quantum Space to issue preferred stock on terms determined by New Quantum Space’s board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of New Quantum Space’s voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of the Proposed Charter, Proposed Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for New Quantum Space’s stockholders to receive a premium for their shares of New Quantum Space capital stock and could also affect the price that some investors are willing to pay for New Quantum Space Common Stock.

The Proposed Bylaws that will be in effect following the Business Combination will designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by New Quantum Space’s stockholders, which could limit New Quantum Space’s stockholders’ ability to obtain a favorable judicial forum for disputes with New Quantum Space or New Quantum Space’s directors, officers, or employees.

The Proposed Bylaws that will be in effect following the Business Combination will provide that, unless New Quantum Space consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on New Quantum Space’s behalf, (ii) any action asserting a claim of breach of, or a claim based on, fiduciary duty owed by any of New Quantum Space’s current or former directors, officers, and employees to New Quantum Space or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. The Proposed Bylaws further provide that, unless New Quantum Space consents in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the sole and exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act (the “Federal

Forum Provision”). In addition, the Proposed Bylaws will provide that any person or entity purchasing or otherwise acquiring any interest in shares of New Quantum Space common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived New Quantum Space’s compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision that will be in the Proposed Bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, the forum selection clauses that will be in the Proposed Bylaws may limit New Quantum Space’s stockholders’ ability to bring a claim in a forum that they find favorable for disputes with New Quantum Space or New Quantum Space’s directors, officers or employees, which may discourage such lawsuits against New Quantum Space and its directors, officers and employees even though an action, if successful, might benefit New Quantum Space’s stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce New Quantum Space’s Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, New Quantum Space may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the U.S. may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to New Quantum Space than New Quantum Space’s stockholders.

Risks Related to Quantum Space’s Business and Industry

Quantum Space is an early-stage company with a history of losses. Quantum Space has not been profitable historically and may not achieve or maintain profitability in the future.

Quantum Space has generated limited revenue and experienced net losses in each year from Quantum Space’s inception, including revenue of $13.5 million and $1.7 million, and net losses of $24.9 million and $19.2 million, for the years ended December 31, 2025 and 2024, respectively. Quantum Space believes Quantum Space will continue to incur operating losses and negative cash flow in the near-term as Quantum Space continues to invest significantly in Quantum Space’s business, particularly in Quantum Space’s research and development efforts, as well as sales and marketing programs. These investments may not result in increased revenue or growth in Quantum Space’s business.

In addition, following the Business Combination, as a public company, Quantum Space will incur significant additional legal, accounting and other expenses that Quantum Space did not incur as a private company. These additional public company costs are expected to increase operating expenses and may delay the Company’s ability to achieve sustained profitability. Revenue growth and growth in U.S. government funding and Quantum Space’s customer base may not be sustainable, and Quantum Space may not generate sufficient revenue to achieve or maintain profitability. While Quantum Space has generated revenue in the past, Quantum Space has only recently begun to expand Quantum Space’s product and service offerings, some of which are expected to generate a substantial portion of Quantum Space’s revenue going forward, and it is difficult for Quantum Space to predict Quantum Space’s future operating results. Quantum Space may incur significant losses in the future for a number of reasons, including due to the other risks described in this proxy statement/prospectus, and Quantum Space may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. As a result, Quantum Space’s losses may be larger than anticipated, Quantum Space may incur significant losses for the foreseeable future, and Quantum Space may not achieve profitability when expected, or at all, and even if Quantum Space does, Quantum Space may not be able to maintain or increase profitability. Furthermore, if Quantum Space’s future growth and operating performance fail to meet investor or analyst expectations, or if Quantum Space has future negative cash flow or losses resulting from Quantum Space’s investment in acquiring customers or expanding Quantum Space’s operations, this could make it difficult for you to evaluate Quantum Space’s current business and Quantum Space’s future prospects and have a material adverse effect on Quantum Space’s business, financial condition and results of operations.

Quantum Space’s limited operating history and rapid growth make evaluating Quantum Space’s current business and future prospects difficult and may increase the risk of your investment.

Quantum Space is a development stage company with limited commercial operations to date. As such, Quantum Space’s business model is dependent on Quantum Space’s commencing and expanding government and commercial operations. Quantum Space currently anticipates satisfying certain customer milestones pursuant to an Indefinite Delivery/Indefinite Quantity contract with the U.S. Space Force. However, Quantum Space’s ability to generate revenue under this contract depends on the U.S. Space Force issuing task orders that Quantum Space must compete to be awarded, which is at the government’s sole discretion. There is no material obligation for the government to purchase Quantum Space’s services under the Andromeda Contract, which has an IDIQ ceiling value of more than $6.2 billion, reflecting the maximum shared contract value across all 14 awardees. See the section entitled “Information about Quantum Space — Andromeda Contract.” In addition, Quantum Space’s failure to test and finalize the Ranger and Scout platforms in a timely manner could result in Quantum Space being unable to commercialize Quantum Space’s technology on Quantum Space’s anticipated timeframe. Quantum Space currently depends on the U.S. government for funding given that they are Quantum Space’s largest customer. Delays in achieving technical milestones or customer acceptance may defer or reduce payments and revenue recognition. Quantum Space’s expected per-spacecraft fees and adoption assumptions may not materialize, compressing margins and growth.

Much of Quantum Space’s growth has occurred in recent periods. Quantum Space’s limited operating history may make it difficult for you to evaluate Quantum Space’s current business and Quantum Space’s future prospects, as Quantum Space continues to grow Quantum Space’s business. Quantum Space’s ability to forecast Quantum Space’s future operating results is subject to a number of uncertainties, including Quantum Space’s ability to plan for and model future growth. Quantum Space has encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly evolving industries as Quantum Space continues to grow Quantum Space’s business. If Quantum Space’s assumptions regarding these uncertainties, which Quantum Space uses to plan Quantum Space’s business, are incorrect or change in reaction to changes in Quantum Space’s markets, or if Quantum Space does not address these risks successfully, Quantum Space’s operating and financial results could differ materially from Quantum Space’s expectations, Quantum Space’s business could suffer, and the trading price of Quantum Space’s securities may decline. In addition to Quantum Space’s revenue model based on product sales, Quantum Space intends to offer recurring data and platform services, including communication and data services, satellite life extension, and refueling. There are no assurances that Quantum Space will be able to secure future business with customers or that Quantum Space’s recurring data and platform services model will be successful or operational on Quantum Space’s planned timelines or at all.

It is difficult to predict Quantum Space’s future revenues and appropriately budget for Quantum Space’s expenses, and Quantum Space has limited insight into trends that may emerge and affect Quantum Space’s business. If actual results differ from Quantum Space’s estimates or Quantum Space adjusts Quantum Space’s estimates in future periods, Quantum Space’s operating results and financial position could be materially affected.

We have not yet manufactured or delivered a fully operational Ranger vehicle to any customer, and Ranger may not be successfully developed or may not perform as intended.

Ranger, our flagship maneuverable satellite platform, remains under development. We have not yet completed development of, manufactured, launched, or delivered a fully operational Ranger vehicle to a customer, and no Ranger vehicle has yet demonstrated on-orbit maneuverability, refueling, servicing, or rendezvous and proximity operations capabilities in space. We are advancing Ranger in two stages, our Ranger Pathfinder, which is targeting first flight mid-2027, and our Ranger production platform, which we expect to be mission ready in late 2028, and we are concurrently developing certain enabling capabilities, including multi-mode propulsion, a refueler, and rendezvous and proximity operations systems, that we plan to integrate into the production platform as it matures. There can be no assurance that Ranger Pathfinder will launch on its currently planned timeline, that it will operate as intended if launched.

The development of a spacecraft with the capabilities we are targeting for Ranger is complex, involves technology that has not been flight-proven at scale, and is subject to significant engineering, manufacturing, regulatory, and financial risk. We may encounter unanticipated technical challenges, design flaws, part failures, delays in the availability of components or raw materials, quality-control issues, or manufacturing constraints at our facilities, including our recently acquired Hawthorne, California integration and test facility and our planned Tulsa, Oklahoma manufacturing facility, which has not yet reached full operational capability. Spacecraft of this size and complexity have historically experienced anomalies during ground testing, launch, and on-orbit operation, including propulsion, power, and deployment failures, and we cannot assure you that Ranger will not experience similar setbacks.

Our business plan and our ability to compete for task orders under the Andromeda Contract and other national security, civil, and commercial opportunities depend on our ability to demonstrate that Ranger performs as intended. If we experience material delays or cost overruns in developing Ranger, if Ranger fails to perform as expected during any demonstration or operational mission, or if we are otherwise unable to successfully develop, manufacture, and deliver a fully operational Ranger vehicle on our anticipated timeline or at all, our reputation, competitive position, and relationships with the U.S. government and other current or prospective customers could be materially and adversely affected, and our business, financial condition, and results of operations would likely be materially harmed.

A limited number of customers account for a substantial portion of Quantum Space’s revenue. If existing customers do not make subsequent purchases from Quantum Space or renew their contracts with Quantum Space, or if Quantum Space’s relationships with Quantum Space’s largest customers are impaired or terminated, Quantum Space’s revenue could decline, and Quantum Space’s results of operations would be adversely impacted.

Quantum Space derives a significant portion of its revenue from existing customers that expand their relationships with Quantum Space. Increasing the size and number of the deployments of Quantum Space’s existing customers is a major part of Quantum Space’s growth strategy. Quantum Space may not be effective in executing this or any other aspect of Quantum Space’s growth strategy. To the extent the U.S. government stops supporting the initial development of Quantum Space’s technology, Quantum Space’s ability to commence and expand commercial operations, including across the civil and commercial sectors, will be significantly impaired.

For the year ended December 31, 2025, two customers accounted for 87% and 10% of the Company’s total revenue. For the year ended December 31, 2024, four customers accounted for 43%, 23%, 13% and 10% of the Company’s total revenue. As of December 31, 2025, two customers accounted for 82% and 13% of the Company’s accounts receivable. As of December 31, 2024, three customers accounted for 47%, 37%, and 14% of the Company’s accounts receivable. Quantum Space does not have customer contracts that have material obligations for Quantum Space’s customers to purchase Quantum Space’s services. Quantum Space’s customers have no obligation to renew, upgrade, or expand their agreements with Quantum Space after the terms of their existing agreements expire. In addition, many of Quantum Space’s customer contracts permit the customer to terminate their contracts with Quantum Space with notice periods of varying lengths. If one or more of Quantum Space’s customers terminate their contracts with Quantum Space, whether for convenience, for default in the event of a breach by Quantum Space, or for other reasons specified in Quantum Space’s contracts, as applicable; if Quantum Space’s customers elect not to renew their contracts with Quantum Space; if Quantum Space’s customers renew their contractual arrangements with Quantum Space for shorter contract lengths or for a reduced scope; or if Quantum Space’s customers otherwise seek to renegotiate terms of their existing agreements on terms less favorable to Quantum Space, Quantum Space’s business and results of operations could be adversely affected. This adverse impact would be even more pronounced for customers that represent a material portion of Quantum Space’s revenue or business operations. For example, The Andromeda Contract includes a standard termination for convenience clause that allows the U.S. government to terminate the Andromeda Contract for any reason, as well as standard provisions for termination upon default.

Quantum Space’s ability to renew or expand Quantum Space’s customer relationships may decrease or vary as a result of a number of factors, including Quantum Space’s customers’ satisfaction or dissatisfaction with Quantum Space’s platforms and services, Quantum Space’s platforms’ reliability, Quantum Space’s pricing, the effects of general economic conditions, competitive offerings or alternatives, or reductions in Quantum Space’s customers’ spending levels. If Quantum Space’s customers do not renew or expand their agreements with Quantum Space or if they renew their contracts for shorter lengths or on other terms less favorable to Quantum Space, Quantum Space’s revenue may grow more slowly than expected or decline, and Quantum Space’s business could suffer. Quantum Space’s business, financial condition, and results of operations would also be adversely affected if Quantum Space faces difficulty collecting Quantum Space’s accounts receivable from Quantum Space’s customers or if Quantum Space is required to refund customer funds.

Achieving renewal or expansion of deployments may require Quantum Space to increasingly engage in sophisticated and costly sales efforts that may not result in additional sales. In addition, Quantum Space’s customers’ decisions to expand the deployment of Quantum Space’s platforms depend on a number of factors, including general economic conditions, the functioning of Quantum Space’s platforms, the ability of Quantum Space’s employees to assist Quantum Space’s customers in identifying new use cases, modernizing their data architectures, achieving success with data-driven initiatives, and Quantum Space’s customers’ satisfaction with Quantum Space’s services. If Quantum Space’s efforts to expand within Quantum Space’s existing customer base are not successful, Quantum Space’s business may suffer.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future, we may be unable to accurately or timely report our financial condition or results of operations, which could adversely affect investor confidence in Quantum Space and, as a result, the value of Quantum Space’s common stock.

During the preparation of the Company’s financial statements in connection with becoming a public company, management identified material weaknesses in internal control over financial reporting. These material weaknesses do not relate to fraud or misconduct and did not result in any identified material misstatement of the Company’s historical financial statements. However, if not remediated, these material weaknesses could adversely affect the Company’s ability to timely and accurately report financial information in future reporting periods. These material weaknesses primarily relate to: (i) the design and documentation of internal controls appropriate for a public company environment; (ii) accounting resources with sufficient SEC reporting and technical accounting expertise; (iii) review controls over complex and non-routine transactions; and (iv) segregation of duties resulting from the Company’s size and stage of development.

Management has begun implementing a remediation plan that includes (i) expanding the finance and accounting organization; (ii) enhancing technical accounting and SEC reporting capabilities; (iii) implementing additional review controls over significant and non-routine transactions; (iv) improving documentation and testing of internal controls; (v) strengthening segregation of duties where practical; and (vi) engaging external advisors to assist with SOX readiness and internal control implementation. Management believes these actions represent meaningful progress toward remediation. However, the material weaknesses cannot be considered remediated until the controls have operated effectively for a sufficient period of time and have been tested.

Quantum Space and Quantum Space’s independent registered public accounting firm were not required to, and did not, perform an evaluation of Quantum Space’s internal control over financial reporting as of December 31, 2025 or any period in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, Quantum Space cannot assure you that Quantum Space has identified all, or that Quantum Space will not in the future have additional, material weaknesses.

If not remediated, these material weaknesses could result in material misstatements to Quantum Space’s annual or interim consolidated financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If Quantum Space is unable to assert that Quantum Space’s internal control over financial reporting is effective, or when required in the future after the completion of this Business Combination, investors may lose confidence in the accuracy and completeness of Quantum Space’s financial reports, the market price of Quantum Space’s common stock could be adversely affected and Quantum Space could become subject to litigation or investigations by Nasdaq, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Quantum Space depends on third parties to provide services and to perform Quantum Space’s contractual obligations.

When Quantum Space acts as a prime contractor, Quantum Space relies on third parties to provide major components and to perform certain services required by Quantum Space’s contracts. Disruptions and performance problems caused by Quantum Space’s suppliers and subcontractors, or a misalignment between Quantum Space’s contractual obligations to Quantum Space’s customers and Quantum Space’s agreements with Quantum Space’s subcontractors and suppliers, could have an adverse effect on Quantum Space’s ability to meet Quantum Space’s commitments to customers. Quantum Space’s ability to perform Quantum Space’s obligations on a timely basis could be adversely affected if one or more of Quantum Space’s suppliers or subcontractors are unable to provide the agreed-upon products or materials, perform the agreed-upon services in a timely, compliant and cost-effective manner or otherwise fail to satisfy contractual requirements. The inability of Quantum Space’s suppliers or subcontractors to perform could also result in the need to transition to alternate suppliers or subcontractors, which could result in significant incremental cost and delay, or the need for Quantum Space to provide other supplemental means to support Quantum Space’s existing suppliers and subcontractors.

Quantum Space depends upon subcontractors for a variety of reasons, including: (i) to perform work Quantum Space would otherwise perform with Quantum Space’s employees but are unable to do so as a result of scheduling demands; (ii) to supervise and/or perform certain aspects of the contract more efficiently considering the conditions of the contract; and (iii) to perform certain services that Quantum Space is unable to do or which Quantum Space believes can be performed at a lower cost by subcontractors.

Quantum Space works closely with these subcontractors to monitor progress and address Quantum Space’s customer requirements. However, the inability of Quantum Space’s subcontractors to perform under the terms of their contracts could cause Quantum Space to incur additional costs that reduce profitability or result in losses on projects.

Similarly, when Quantum Space participates as a subcontractor, Quantum Space is at risk if the prime contractor does not perform its contract.

A substantial majority of Quantum Space’s business depends on sales to the public sector, and Quantum Space’s failure to receive and maintain government contracts or changes in the government’s contracting or fiscal policies of the public sector could adversely affect Quantum Space’s business, results of operations, financial condition, and growth prospects.

Quantum Space derives a substantial majority of Quantum Space’s revenue from contracts with the U.S. federal government, and Quantum Space believes that the success and growth of Quantum Space’s business will continue to depend on Quantum Space’s successful procurement of government contracts. For example, Quantum Space has historically derived, and expect to continue to derive, a significant portion of Quantum Space’s revenue from sales to agencies of the U.S. federal government. Quantum Space’s perceived relationship with the U.S. government could adversely affect Quantum Space’s future business prospects in certain non-U.S. geographies or with certain foreign governments and non-U.S. government entities.

Sales to such government agencies are subject to a number of challenges and risks. Selling to government agencies can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Quantum Space also must comply with laws and regulations relating to the formation, administration, and performance of contracts, which provide public sector customers with rights, many of which are not typically found in commercial contracts.

Accordingly, Quantum Space’s business, financial condition, results of operations, and growth prospects may be adversely affected by certain events or activities, including, but not limited to:

•        changes in fiscal or contracting policies or decreases in available government funding;

•        changes in government programs or applicable requirements;

•        restrictions in the grant of personnel security clearances to Quantum Space’s employees;

•        ability to maintain facility clearances required to perform on classified contracts for U.S. federal government and foreign government agencies;

•        changes in the political environment, including before or after a change to the leadership within the government administration, or due to ongoing geopolitical conflicts and regional instability, and any resulting uncertainty or changes in policy or priorities and resultant funding;

•        changes in the government’s attitude towards the capabilities that Quantum Space offers;

•        changes in the government’s attitude towards Quantum Space as a company or Quantum Space’s platforms as viable or acceptable solutions;

•        appeals, disputes, or litigation relating to government procurement, including but not limited to bid protests by unsuccessful bidders on potential or actual awards of contracts to Quantum Space or Quantum Space’s partners by the government;

•        the adoption of new laws or regulations or changes to existing laws or regulations;

•        budgetary constraints, including automatic reductions as a result of “sequestration” or similar measures and constraints imposed by any lapses in appropriations for the federal government or certain of its departments and agencies, for example in connection with an extended federal government shutdown;

•        influence by, or competition from, third parties with respect to pending, new, or existing contracts with government customers;

•        potential delays or changes in the government appropriations or procurement processes, including as a result of events such as war, incidents of terrorism, natural disasters, and public health concerns or epidemics;

•        increased or unexpected costs or unanticipated delays caused by other factors outside of Quantum Space’s control, such as performance failures of Quantum Space’s subcontractors;

•        increased or unexpected costs or unanticipated delays due to performance failures by prime contractors on contracts where Quantum Space is subcontractors; and

•        inability to come to terms with third parties to integrate the Ranger and/or Scout platform into national security, civil, and commercial missions, which may lead to unanticipated delays and costs.

Such events or activities, among others, have caused and could continue to cause governments and governmental agencies to delay or refrain from purchasing Quantum Space’s platforms and services in the future, reduce the size or payment amounts of purchases from existing or new government customers, or otherwise have an adverse effect on Quantum Space’s business, results of operations, financial condition, and growth prospects.

A decline in the U.S. and other government budgets, changes in spending or budgetary priorities, or delays in contract awards have affected and may continue to significantly and adversely affect Quantum Space’s future revenue and limit Quantum Space’s growth prospects.

Because Quantum Space generates a substantial portion of its revenue from contracts with the U.S. government and government agencies, Quantum Space’s results of operations could be adversely affected by government spending caps or changes in government budgetary priorities, as well as by delays in the government budget process, program starts, or the award of contracts or orders under existing contract vehicles, including as a result of a new U.S. administration. U.S. government spending levels for defense-related and other programs are uncertain and may not be sustained at current levels or levels anticipated for fiscal year 2027. Future spending and program authorizations may not increase or may decrease or shift to programs in areas in which Quantum Space does not provide services or are less likely to be awarded contracts. Such changes in spending authorizations and budgetary priorities may occur as a result of shifts in spending priorities from defense-related and other programs as a result of competing demands for federal funds and the number and intensity of military conflicts or other factors. In recent years, U.S. government appropriations have been affected by larger U.S. government budgetary issues and related legislation, and the U.S. government has been unable to complete its budget process before the end of its fiscal year, resulting in both governmental shutdowns and continuing resolutions providing only enough funds for U.S. government agencies to continue operating at prior-year levels. Quantum Space’s business, program performance, and results of operations could be impacted by the resulting disruptions to federal government operations, including risks relating to the funding of certain programs, stop work orders, as well as delays in contract awards, new program starts, payments for work performed, and other actions. Quantum Space also may experience similar impacts in the event of an extended period of continuing resolutions. Generally, the significance of these impacts will primarily be based on the length of the continuing resolution or shutdown, and will disproportionally impact Quantum Space’s contracts that are dependent on annual appropriations or new task orders.

The U.S. government also conducts periodic reviews of U.S. defense strategies and priorities which may shift Department of War (“DoW”) budgetary priorities, reduce overall spending, or delay contract or task order awards for defense-related programs from which Quantum Space would otherwise expect to derive a significant portion of Quantum Space’s future revenue. A significant decline in overall U.S. government spending, a significant shift in spending priorities, the substantial reduction or elimination of particular defense-related programs, or significant budget-related delays in contract or task order awards for large programs have affected and could continue to adversely affect Quantum Space’s future revenue and limit Quantum Space’s growth prospects.

U.S. government contracts are subject to a competitive bidding process, are generally not fully funded at inception, and contain certain terms that may be unfavorable to Quantum Space, which could result in contracts and opportunities consuming significant resources without generating revenue or profit.

U.S. government contracts typically involve long lead times for design and development and are subject to significant changes in scheduling. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program. In addition, U.S. government contracts generally contain provisions permitting termination, in whole or in part, at the government’s convenience. Because a substantial majority of Quantum Space’s revenue is dependent on the procurement, performance and payment under Quantum Space’s U.S. government contracts, the termination of one or more critical government contracts could have a negative impact on Quantum Space’s results of operations and financial condition.

The U.S. government may modify, curtail or terminate one or more of Quantum Space’s contracts, and failure to comply with contract terms or applicable laws and regulations in relation to Quantum Space’s U.S. government contracts could expose Quantum Space to penalties or other adverse consequences.

The U.S. government contracting party may modify, curtail or terminate its contracts with Quantum Space, without prior notice and either at its convenience or for default based on performance. In addition, funding pursuant to Quantum Space’s U.S. government contracts may be reduced or withheld as part of the U.S. Congressional appropriations process. Any loss or anticipated loss or reduction of expected funding and/or modification, curtailment, or termination of one or more of Quantum Space’s U.S. government contracts could have a material adverse effect on Quantum Space’s earnings, cash flow and/or financial position, as well as Quantum Space’s access to government testing facilities and/or revenues.

The U.S. government may also audit and investigate contractors and subcontractors; claim rights, including intellectual property rights, in products and data developed under certain contracts; suspend or debar contractors from doing business with the government or a specific government agency; impose U.S. manufacturing requirements for products that embody inventions conceived or first reduced to practice under such agreements; and control or prohibit the export of products.

If the government discovers improper or illegal activities or contractual non-compliance (including improper billing), Quantum Space may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the government. Also, the qui tam provisions of the federal and various state civil False Claims Acts authorize a private person to file civil actions on behalf of the federal and state governments and retain a share of any recovery which can include treble damages and civil penalties. Further, the negative publicity that could arise from any such penalties, sanctions or findings could have an adverse effect on Quantum Space’s reputation and reduce Quantum Space’s ability to compete for new contracts with both government and commercial clients.

Launch failures, on-orbit anomalies, or other spacecraft incidents could have a material adverse effect on Quantum Space’s business, financial condition, and results of operations.

Launching and operating spacecraft is inherently risky, and launch failures, on-orbit anomalies, or other incidents involving Ranger or Scout or a competitor’s spacecraft are possible. Explosions and other accidents on launch or during flight have occurred industry-wide and will likely occur in the future. If such an incident occurs with respect to Ranger or Scout, Quantum Space will likely experience a total or partial loss of the affected spacecraft, and the total or partial loss of one or more of Quantum Space’s platforms or customer payloads could have a material adverse effect on Quantum Space’s results of operations and financial condition. For some missions, Quantum Space may elect to buy launch insurance, which can reduce Quantum Space’s monetary losses from a launch failure, but even in that case Quantum Space may have uninsured losses associated with operational failures after launch and rocket separation, such a failure could result in losses associated with Quantum Space’s inability to test Quantum Space’s technology in space and delays in further technology development. Such incidents could also have a material impact on Quantum Space’s ability to obtain or maintain necessary governmental licenses and approvals for Quantum Space’s technology and could impact confidence in Ranger and/or Scout or the broader commercial space industry as a whole, particularly if such incidents were due to a safety issue. Quantum Space believes that regulators and the general public are still forming their opinions about the safety and utility of highly maneuverable, refuelable spacecraft platforms. An incident involving Ranger or Scout or a competitor’s spacecraft while these opinions are being formed could have a disproportionate impact on the longer-term view of the emerging orbital economy.

Additionally, adverse publicity stemming from actual or alleged behavior of any of Quantum Space’s employees or third-party contractors could expose Quantum Space to significant reputational harm and potential legal liability. A single incident could result in significant liability. The insurance Quantum Space carries may be inapplicable or inadequate to cover any such matter, in which case Quantum Space may be forced to bear substantial losses. Any such incident, even if unrelated to the safety of Ranger, could result in customers being reluctant to contract with Quantum Space, which could adversely impact Quantum Space’s business, results of operations, financial conditions and prospects.

Quantum Space may experience delayed launches, launch failures, or insufficient launch capacity from third-party launch providers, which could harm Quantum Space’s business, financial condition, and results of operations.

Quantum Space currently depends on a limited number of third-party launch service providers to deliver Ranger and Scout to orbit, and Quantum Space does not control the scheduling, reliability, or cost of those launches. Delays in launching are common industry-wide and can result from manufacturing delays, unavailability of reliable launch opportunities, launch supplier schedule delays, delays in obtaining required regulatory approvals, and launch failures. If Quantum Space’s manufacturing schedule is not met, a launch opportunity may not be available at the time Ranger is ready to be launched. Quantum Space also may share launches with other customers of Quantum Space’s launch providers, which may cause launch delays outside of Quantum Space’s control. In addition, launch vehicles may fail, which could result in the loss of any spacecraft on such launch vehicle or an inability to perform its intended mission. Launch failures also typically result in significant delays in deployment because of the need to manufacture replacement spacecraft, which may take many months or longer, and to obtain another launch opportunity. It could also be more costly, and potentially prohibitively more costly, for Quantum Space to launch and deploy Ranger and Scout in the future due to increases in the cost of launches, launch insurance rates, and launch-related services. Any launch failure, underperformance, delay, or increased cost related to launch services could have a material adverse effect on Quantum Space’s business, results of operations, and financial condition.

Quantum Space or Quantum Space’s suppliers may not be able to procure or repair critical hardware components that are required in Quantum Space’s operations.

Geopolitical events in recent times have caused multiple supply chain disruptions for companies globally. Quantum Space’s business relies on certain critical hardware components such as propulsion valves, precision-machined tanks, and radiation-hardened electronics. If Quantum Space is unable to procure such equipment, or replacement parts (at commercial prices or at all), or they are delayed, Quantum Space’s operations may be adversely affected which would likely have a material adverse effect on Quantum Space’s business, financial condition, results of operations and prospects. If the manufacturers of such hardware are unable to obtain materials or components themselves, they may experience manufacturing delays or have to cease manufacturing altogether. Supply chain disruptions may also occur from time to time due to a range of factors beyond Quantum Space’s control, including, but not limited to, increased costs of labor, freight costs and raw material prices along with a shortage of qualified workers. Quantum Space also relies on a limited number of launch service providers to deliver Ranger and Scout to orbit, and if Quantum Space is unable to secure launch opportunities on Quantum Space’s anticipated timeline or on commercially reasonable terms, or at all, Quantum Space’s business could be materially and adversely affected.

The trade policies of the U.S., on one hand, and foreign countries on the other hand, are dynamic at the moment, and trade policies such as export/import restrictions, quotas, or tariffs, changing with either of these countries, or others, may reduce the ability of Quantum Space’s suppliers to supply Quantum Space with the equipment Quantum Space needs, or create a shortage or lack of components necessary for their manufacture, particularly given the sensitivity of space and propulsion technology under the U.S. International Traffic in Arms Regulations (“ITAR”) and Export Administration Regulations (“EAR”).

Uncertainties due to evolving laws and regulations could also impede the ability of a foreign-based company to obtain or maintain permits or licenses required to conduct business in various markets. Changes in any of these policies, laws and regulations, or the interpretations thereof, could have a negative impact on Quantum Space’s business.

Such supply chain disruptions have the potential to cause material impacts to Quantum Space’s operating performance and financial position if the delivery of equipment for use in Ranger or Scout is delayed.

The handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals in Quantum Space’s operations could disrupt and harm Quantum Space’s business, financial condition, and results of operations.

Quantum Space’s business operations involve the handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals, including materials used in spacecraft propulsion. The handling, production, transport and disposition of hazardous materials could result in incidents that temporarily shut down or otherwise disrupt Quantum Space’s manufacturing operations and could cause production delays. A release of these chemicals or an unplanned ignition or explosion could result in death or significant injuries to employees and others, as well as material property damage to Quantum Space and third parties. Extensive regulations apply to the handling of explosive and energetic materials, including regulations governing hazardous substances and hazardous waste. The failure to properly store and ultimately dispose of such materials could create significant liability and/or result in regulatory sanctions. Any release, unplanned ignition, or explosion could expose Quantum Space to adverse publicity or liability for damages or cause production delays, any of which could have a material adverse effect on Quantum Space’s operating results, financial condition and/or cash flows.

Quantum Space may have future capital needs and may not be able to obtain additional financing to fund Quantum Space’s capital needs on acceptable terms, or at all.

Quantum Space expects to continue to incur operating losses for the foreseeable future as Quantum Space continues to expand and develop, and Quantum Space may need to raise additional capital within the next twelve to twenty-four months, including to fund spacecraft manufacturing, launch costs and facility build-out. If Quantum Space is unable to raise additional capital, Quantum Space may have to significantly delay, scale back or discontinue one or more of Quantum Space’s research and development programs. These conditions have raised substantial doubt about Quantum Space’s ability to continue as a going concern, as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Quantum Space — Liquidity and Capital Resources.” Quantum Space’s ability to continue as a going concern is dependent upon obtaining additional capital, including through the consummation of the Business Combination and the related Closing PIPE Investments, and there can be no assurance such capital will be obtained. Quantum Space has evaluated from time to time, and Quantum Space continues to evaluate, Quantum Space’s potential capital needs in light of increasing demand for Quantum Space’s services and generally evolving technology in Quantum Space’s industry. Quantum Space may utilize one or more types of capital raising in order to fund any initiative in this regard, including the issuance of new equity securities and new debt securities, including debt securities convertible into Quantum Space’s common stock. Quantum Space’s ability to generate positive cash flows from operating activities and the extent and timing of certain capital and other necessary expenditures are subject to numerous variables, such as costs related to execution of Quantum Space’s roadmap to scalable, flight-proven propulsion, including continuing development and deployment of Ranger and other future technologies. The market conditions and the macroeconomic conditions that affect the markets in which Quantum Space operates could have a material adverse effect on Quantum Space’s ability to secure financing on acceptable terms, if at all. Quantum Space may be unable to secure additional financing on favorable terms or at all or Quantum Space’s operating cash flows may be insufficient to satisfy Quantum Space’s financial obligations under any credit facilities and other indebtedness outstanding from time to time.

Quantum Space’s ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes may be limited by future credit facilities. In the future, if Quantum Space is not in compliance with covenants set forth in Quantum Space’s credit facilities, Quantum Space may incur additional indebtedness. Events beyond Quantum Space’s control can affect Quantum Space’s ability to comply with these requirements.

The terms of any additional financing may limit Quantum Space’s financial and operating flexibility. Quantum Space’s ability to satisfy Quantum Space’s financial obligations will depend upon Quantum Space’s future operating performance, the availability of credit generally, economic conditions and financial, business and other factors, many of which are beyond Quantum Space’s control. Furthermore, if financing is not available when needed, or is not available on acceptable terms, Quantum Space may be unable to take advantage of business opportunities or respond to competitive pressures, any of which may have a material adverse effect on Quantum Space’s business, financial condition and results of operations. Even if Quantum Space is able to obtain additional financing, Quantum Space may be required to use the proceeds from any such financing to repay a portion of Quantum Space’s outstanding debt.

If Quantum Space raises additional funds or seek to reduce Quantum Space’s levels of indebtedness through further issuances of equity, convertible debt securities or other securities convertible into equity, Quantum Space’s existing stockholders could suffer significant dilution in their percentage ownership of Quantum Space’s company. In addition, any new securities Quantum Space issues could have rights, preferences and privileges senior to those of holders of Quantum Space’s common stock, and Quantum Space may grant holders of such securities rights with respect to the governance and operations of Quantum Space’s business. If Quantum Space is unable to obtain adequate financing or financing on terms satisfactory to Quantum Space, if and when Quantum Space requires it, Quantum Space’s ability to grow or support Quantum Space’s business and to respond to business challenges could be significantly limited. The Business Combination Agreement further limits Quantum Space’s ability to raise additional funds through additional indebtedness or further issuances of equity, convertible debt securities or other securities convertible into equity, which could further impact Quantum Space’s ability to grow or support Quantum Space’s business and to respond to business challenges prior to the Closing.

Competition could result in price reductions, reduced revenue and loss of market position and could harm Quantum Space’s results of operations.

Quantum Space’s products, services and satellites are sold in competitive markets. Some of Quantum Space’s current or potential future competitors are, or could potentially be, larger, more diversified corporations and have greater financial, marketing, production and research and development resources. As a result, they may be better able to withstand pricing pressures and the effects of periodic economic downturns. Some of Quantum Space’s current or future competitors may offer a broader product line or broader geographic coverage to customers. Quantum Space’s business and results of operations may be materially adversely affected if Quantum Space’s competitors:

•        develop products, services or satellites that are superior to Quantum Space’s;

•        develop products, services or satellites that are priced more competitively than Quantum Space’s

•        develop methods of more efficiently and effectively providing services; or

•        adapt more quickly than Quantum Space does to new technologies or evolving customer requirements.

Quantum Space believes that the principal points of competition in Quantum Space’s business are technological capabilities, geographic coverage, price, customer service, product development, conformity to customer specifications, compliance with regulatory certification requirements, quality of support after the sale and timeliness of delivery and installation. Maintaining and improving Quantum Space’s competitive position will require continued investment in technology, manufacturing, engineering, quality standards, marketing and customer service and support. If Quantum Space does not maintain sufficient resources to make these investments or are not successful in maintaining Quantum Space’s competitive position, Quantum Space’s operations and financial performance will suffer. Quantum Space may not have the financial resources, technical expertise or support capabilities to continue to compete successfully. Due to Quantum Space’s success in the orbital economy, other competitors could be prompted to enter this business.

Quantum Space’s principal competitors include established defense prime contractors such as Northrop Grumman and Lockheed Martin. Under the Space Force Andromeda IDIQ contract, Quantum Space competes for task orders against well-established defense contractors and heavily privately financed new space companies, and there can be no assurance that Quantum Space will be awarded any task orders.

Quantum Space depends upon third parties to manufacture equipment components, provide services and install and maintain Quantum Space’s equipment. If these third parties are unable to manufacture Quantum Space’s equipment components or provide the applicable services, in each case either temporarily or permanently, such disruptions may have a material adverse effect on Quantum Space’s business, revenue, financial results and prospects.

Quantum Space relies on a limited quantity of merchant suppliers for critical spacecraft components and services necessary for the manufacturing of Quantum Space’s Ranger and Scout spacecrafts. If Quantum Space is required for any reason (including expiration of the contract, termination by one party for material breach or other termination events) to find one or more alternative suppliers, Quantum Space estimates that the replacement process could cause significantly delays to Quantum Space’s programs depending upon the component or service, and Quantum Space may not be able to contract with such alternative suppliers on a timely basis, on commercially reasonable terms, or at all. Finding and contracting with suppliers of some components may be delayed or made more difficult by current suppliers’ ownership of key intellectual property that requires alternative suppliers to either obtain rights to such intellectual property or develop new designs that do not infringe on such intellectual property. In addition, many of Quantum Space’s components are highly integrated with other system components, which may further lengthen the time required for an alternative supplier to deliver a component or service that meets Quantum Space’s system requirements. If Quantum Space is not able to continue to engage suppliers with the capabilities or capacities required by Quantum Space’s business, or if such suppliers fail to deliver quality products, parts, equipment and services in sufficient quantities or on a timely basis consistent with Quantum Space’s inventory needs and production schedule, Quantum Space’s business, financial condition and results of operations may be materially adversely affected.

In addition, if Quantum Space underestimates the costs, complexity, or timeline associated with manufacturing Ranger or Scout spacecraft, or if Quantum Space overestimates Quantum Space’s ability to achieve technical or production milestones, such errors could result in cost overruns, schedule delays, and an inability to perform under Quantum Space’s contracts, any of which could be material to Quantum Space’s business, financial condition, and results of operations.

The supply of third-party components and services could be interrupted or halted by a termination of Quantum Space’s relationships, a failure of quality control or other operational problems at such suppliers or a significant decline in their financial condition. If Quantum Space is not able to continue to engage suppliers with the capabilities or capacities required by Quantum Space’s business, or if such suppliers fail to deliver quality products, parts, equipment and services on a timely basis consistent with Quantum Space’s schedule, Quantum Space’s business, financial condition and results of operations may be materially adversely affected.

Quantum Space may fail to recruit, train and retain the highly skilled employees that are necessary to remain competitive and execute Quantum Space’s growth strategy.

Competition for key technical personnel in high-technology industries such as Quantum Space’s is intense. Quantum Space believes that Quantum Space’s future success depends in large part on Quantum Space’s continued ability to hire, train, retain, and leverage the skills of qualified engineers and other highly skilled personnel needed to continue to develop Quantum Space’s propulsion, spacecraft engineering, and related technologies. Quantum Space may not be as successful as Quantum Space’s competitors at recruiting, training, retaining, and utilizing these highly skilled personnel, including those with experience in propulsion engineering, satellite servicing and refueling. Any failure to recruit, train, and retain highly skilled employees may have a material adverse effect on Quantum Space’s business.

Quantum Space depends on the continued service and performance of Quantum Space’s key personnel, including Jim Bridenstine, Quantum Space’s Chief Executive Officer, and Dr. Kam Ghaffarian, Quantum Space’s Executive Chairman. Such individuals have acquired specialized knowledge and skills with respect to Quantum Space and its operations. As a result, if any of Quantum Space’s key personnel were to leave Quantum Space, Quantum Space could face substantial difficulty in hiring qualified successors and could experience a loss of productivity while any such successor obtains the necessary training and expertise. Quantum Space does not maintain key man insurance on any of Quantum Space’s officers or key employees. In addition, much of Quantum Space’s key technology and systems is custom-made for Quantum Space’s business by Quantum Space’s personnel. The loss of key personnel, including key members of Quantum Space’s management team, could disrupt Quantum Space’s operations and may have a material adverse effect on Quantum Space’s business.

Adverse economic conditions, including economic slowdowns, may have a material adverse effect on Quantum Space’s business.

Quantum Space cannot predict the nature, extent, timing or likelihood of any economic slowdown or the strength or sustainability of any economic recovery, worldwide, in the United States or in the space industry. Negative conditions in the general economy both in the United States and globally, including conditions resulting from changes in gross domestic product growth, declines in consumer confidence, tariffs, labor shortages, inflationary pressures, rising interest rates, and financial and credit market fluctuations could cause a decrease in business investments, including spending on space programs and otherwise, and could materially and adversely affect the growth of Quantum Space’s business.

In addition, geopolitical risks, including those arising from political turmoil, trade tension and/or the imposition of trade tariffs, terrorist activity and acts of civil or international hostility, are increasing. For instance, ongoing military conflicts and regional instability have had negative impacts on the global economy and created uncertainty in the global capital markets and are expected to have further global economic consequences, including disruptions of energy markets. Further, other events outside of Quantum Space’s control, including natural disasters, climate change-related events and regional or global outbreaks of contagious diseases, may arise from time to time and be accompanied by governmental actions that may increase international tension. Any such events and responses, including regulatory developments, may cause significant volatility and declines in the global markets, disproportionate impacts to certain industries or sectors, disruptions to commerce (including to economic activity, travel and supply chains), loss of life and property damage, and may materially and adversely affect the global economy or capital markets, as well as Quantum Space’s business and results of operations. If conditions of the general economy or markets in which Quantum Space operates worsen from present levels, it could lead to a decrease in demand for space programs and cause government and commercial customers to cut costs by reducing their purchases of satellite and orbital infrastructure services. Should an economic slowdown occur in the U.S. or globally, Quantum Space’s business and results of operations may be materially adversely affected.

Quantum Space may be unsuccessful at evaluating or pursuing strategic opportunities, which could adversely affect Quantum Space’s revenue, financial condition and results of operation.

Quantum Space’s management continuously assesses whether shareholder value would be increased by engaging in strategic and/or financial relationships, transactions or other opportunities, including those that are suggested to Quantum Space by third parties. There can be no assurance that Quantum Space will pursue any strategic or financial relationship, transaction or other opportunity, the outcome of which is inherently uncertain. Further, the process of evaluating and pursuing any such relationship, transaction or other opportunity will involve the dedication of significant resources and the incurrence of significant costs and expenses. If Quantum Space is unable to mitigate these or other potential risks relating to assessing and undertaking strategic opportunities, it may disrupt Quantum Space’s business or adversely impact Quantum Space’s revenue, financial condition and results of operation.

Risks Related to Quantum Space’s Technology and Intellectual Property

Quantum Space’s business, financial condition, and reputation could be adversely affected if Quantum Space or any subcontractors, third party suppliers or service providers suffer service interruptions or delays, technology failures, data security incidents, compromises to controlled or sensitive information, damage to equipment or system disruptions or other failures arising from, among other things, force majeure events, cyber-attacks or other malicious activities.

To conduct Quantum Space’s business, Quantum Space relies heavily on the integrity and performance of hardware, network infrastructure, the internet and Quantum Space’s information systems (both internal and provided by third parties) (collectively, “IT Systems”). Quantum Space and certain of Quantum Space’s third-party service providers collect, maintain and process data about employees, business partners and others, including information about individuals, as well as proprietary information belonging to Quantum Space’s business (collectively “Confidential Information”). If Quantum Space experiences frequent IT System failures that affect Quantum Space’s operations, then Quantum Space’s reputation, brand and customer retention could be harmed, and such failures could be material breaches of Quantum Space’s customer contracts or regulatory requirements resulting in termination rights, penalties or claims for damages.

Quantum Space’s operations and services depend upon the extent to which Quantum Space’s and Quantum Space’s subcontractors’, suppliers’ or service providers’ IT Systems are protected against compromise, damage or interruption from a disaster. A natural catastrophe, epidemic, pandemic, industrial accident, blackout, telecommunication failure, terrorist attack, or war, or unanticipated problems with Quantum Space’s or a critical third party’s disaster recovery systems, could cause IT Systems to be inaccessible to Quantum Space’s employees or customers or destroy valuable data. In addition, in the event that a significant number of Quantum Space’s managers were unavailable following a disaster, Quantum Space’s ability to effectively conduct business could be severely compromised. These interruptions also may interfere with Quantum Space’s suppliers’ ability to provide goods and services and Quantum Space’s employees’ ability to perform their job responsibilities. Unanticipated problems with, or failures of, Quantum Space’s disaster recovery systems or business continuity plans could have a material impact on IT Systems or ability to conduct business and on Quantum Space’s results of operations and financial condition.

Despite security measures, Quantum Space’s IT Systems may be vulnerable to attacks by external parties or may be compromised due to employee error, malfeasance, hardware or software defects or other disruptions. Quantum Space may in the future experience service interruptions, service delays or technology or systems failures, which may be due to factors beyond Quantum Space’s control. Additionally, Quantum Space and many of Quantum Space’s critical third-party service providers, like other commercial entities, have been, and will likely continue to be, subject to a variety of forms of cyberattacks on Quantum Space’s IT Systems, attempts to gain unauthorized access to data and disruptions to Quantum Space’s operations. These include, but are not limited to, cyberattacks, social-engineering (e.g., phishing) attacks, credential stuffing and account takeover, malware, ransomware or other extortion tactics, denial of service attacks, and other IT System-related penetrations. Hardware, software or applications developed by Quantum Space or received from third parties may contain exploitable vulnerabilities, bugs, or defects in design, maintenance or manufacture or other issues that could compromise information or IT Systems. These attacks can originate from a wide variety of sources/malicious actors, including, but not limited to, persons who constitute an insider threat, who are involved with organized crime, or who may be linked to terrorist organizations or hostile foreign governments. Those and other parties may also attempt to fraudulently induce employees, customers, or other users of Quantum Space’s systems to disclose sensitive information in order to gain access to Quantum Space’s data or IT Systems or that of Quantum Space’s customers or clients through social engineering, phishing, mobile phone malware, and other methods.

There is no assurance that administrative, physical, and technical controls and other preventive actions taken to reduce the risk of cyberattacks or other security incidents will completely or sufficiently protect Quantum Space’s IT Systems and data. Cyberattacks are expected to accelerate on a global basis with threat actors becoming increasingly sophisticated in using techniques, including artificial intelligence, that are able to circumvent security controls, evade detection, and even remove forensic evidence. As a result, Quantum Space may be unable to anticipate, prevent, detect, investigate, contain or recover from future attacks and incidents in a timely or effective manner. If Quantum Space or critical third parties fail to prevent, detect, address and mitigate such attacks and incidents, it may impede or interrupt Quantum Space’s business operations and could adversely affect Quantum Space’s business, reputation, financial condition and results of operations.

Regulators, customers, or others may take action against Quantum Space for any cybersecurity failures. Quantum Space’s continuous technological evaluations and enhancements, including changes designed to update Quantum Space’s protective measures, may increase Quantum Space’s risk of a breach or gap in Quantum Space’s security. Regulators’ and others’ scrutiny of cybersecurity compliance, including in connection with new and developing laws and regulations, is increasing. This, in turn, could increase Quantum Space’s compliance costs and operational burdens, especially as regulatory and legislative focus on cybersecurity matters intensifies. For example, as a contractor to the DoW, Quantum Space is subject to the National Institute of Standards and Technology Special Publication 800-171 and other DoW cybersecurity requirements. In addition, Quantum Space is subject to the Cybersecurity Maturity Model Certification (“CMMC”) requirement, which requires all contractors to, depending on the level of security required, perform a self-assessment or receive specific third-party cybersecurity certifications to be eligible for contract awards. Any failure to comply with these requirements could restrict or eliminate Quantum Space’s ability to bid for, be awarded and perform on DoW contracts. The DoW expects that all new contracts will be required to comply with the CMMC by end of 2026. Quantum Space is in the process of preparing for CMMC Level 2 certification via external audit. Quantum Space is targeting completion of Quantum Space’s CMMC Level 2 certification via third-party audit by November 2026, and any delay in achieving certification could restrict Quantum Space’s ability to bid on or perform DoW contracts. Quantum Space will also be required to go through a CMMC recertification or new self-assessment process periodically, depending on the level of security required. In addition, any obligations that may be imposed on Quantum Space under the CMMC may be different from, or in addition to, those otherwise required by applicable laws and regulations, which may cause additional expense for compliance. To the extent Quantum Space, or Quantum Space’s subcontractors or other third parties on whom Quantum Space relies are unable to achieve certification in advance of contract awards that specify the requirement, Quantum Space may be unable to bid on contract awards or follow-on awards for existing work with the DoW, which could materially and adversely affect Quantum Space’s results of operations, financial condition, business and prospects. Failure to comply with these requirements may also subject Quantum Space to bid protest challenges for the award of new contracts or False Claims Act allegations claiming damages to the government based on such non-compliance.

As Quantum Space’s business grows, Quantum Space may also be subject to certain laws, regulations and other requirements under state, federal and international laws relating to the privacy, security and handling of personal information. The application and interpretation of such requirements are constantly evolving and are subject to change, creating a complex compliance environment. In some cases, these requirements may be either unclear in their interpretation and application, or they may have inconsistent or conflicting requirements with each other. Further, there has been a substantial increase in legislative activity and regulatory focus on data privacy and security, including in relation to cybersecurity incidents. It is possible that new laws, regulations and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements, may require Quantum Space to incur significant costs, implement new processes or change Quantum Space’s handling of Confidential Information and business operations. In addition, any failure or perceived failure by Quantum Space to comply with laws, regulations and other requirements could result in legal claims or proceedings (including class actions), regulatory investigations, enforcement actions or fines and penalties. If any of these events were to occur, Quantum Space’s business, results of operations, and financial condition could be materially adversely affected.

Quantum Space or Quantum Space’s technology suppliers may be unable to continue to innovate and provide products, services and satellites that are useful to Quantum Space’s customers.

The market for Quantum Space’s services is characterized by evolving technology, changes in customer needs and performance expectations, and frequent new service and product introductions. Quantum Space’s success will depend, in part, on Quantum Space’s and Quantum Space’s suppliers’ ability to continue to enhance existing technology and services or develop new technology and services on a timely and cost-effective basis. If Quantum Space or Quantum Space’s suppliers fail to adapt quickly enough to changing technology, customer requirements and/or regulatory requirements, Quantum Space’s business and results of operations may be materially adversely affected. Quantum Space expects to have to invest significant capital to keep pace with innovation and changing technology, and if the amount of such investment exceeds Quantum Space’s plans or the amount of investment permitted under any future credit arrangements, it may have a material adverse effect on Quantum Space’s results of operations.

As is common in industries like Quantum Space’s, changing technology may result in obsolescence as Quantum Space implements new technologies and retires old technologies. As Quantum Space encounters such obsolescence, Quantum Space must ensure that Quantum Space has a sufficient supply of parts and equipment compatible with Quantum Space’s existing technology, as well as access to maintenance, repair and other critical support services, until the transition is completed. Certain suppliers may determine to stop manufacturing and supplying end-of-life parts, products and equipment, or may stop providing related services, prior to completion of Quantum Space’s transition. In the event that Quantum Space is unable to obtain sufficient inventory from Quantum Space’s existing suppliers, Quantum Space would be required to engage new suppliers who have access to the intellectual property required to manufacture and support components that meet Quantum Space’s specifications, and Quantum Space may be unable to contract with such suppliers on commercially reasonable terms, or at all. Quantum Space has implemented policies and procedures intended to ensure that Quantum Space timely anticipates technology and product transitions and have access to sufficient inventory and services, but if such policies prove ineffective and Quantum Space is unable to continue to engage suppliers with the capabilities or capacities required by Quantum Space’s business to effect a transition, or if such suppliers fail to deliver quality products, parts, equipment and services in sufficient quantities or on a timely basis consistent with Quantum Space’s schedule, Quantum Space’s business, financial condition and results of operations may be materially adversely affected. In addition, following Quantum Space’s retirement of end-of-life technologies, Quantum Space may find that Quantum Space has either obsolete or excess inventory on hand and might have to write off unusable inventory, which could have a material adverse effect on Quantum Space’s results of operations.

If Quantum Space fails to obtain licenses or comply with its obligations in agreements under which Quantum Space licenses intellectual property rights from third parties or otherwise experiences disruptions to Quantum Space’s business relationships with Quantum Space’s licensors, Quantum Space could lose license rights that are important to its business.

Quantum Space is party to intellectual property license agreements that are important to Quantum Space’s business and expect to enter into additional license agreements in the future. Quantum Space’s existing license agreements impose, and Quantum Space expects that future license agreements will impose, various obligations on Quantum Space.

Quantum Space may need to obtain licenses from third parties to advance Quantum Space’s research or allow commercialization of Quantum Space’s products, services and satellites, and Quantum Space has done so from time to time. Quantum Space may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all.

In that event, Quantum Space would be unable to further develop and commercialize one or more of Quantum Space’s products, services and satellites, which could harm Quantum Space’s business significantly. Quantum Space cannot provide any assurances that third-party patents do not exist which might be enforced against Quantum Space’s future products, services and satellites, resulting in either an injunction prohibiting Quantum Space’s sales, or, with respect to Quantum Space’s sales, an obligation on Quantum Space’s part to pay royalties and/or other forms of compensation to third parties.

If Quantum Space is unable to maintain, protect or enforce Quantum Space’s intellectual property rights, it may have a material adverse effect on Quantum Space’s business, revenue, financial results and prospects.

Quantum Space relies on trademark, copyright, patent and trade secret law, and contracts (such as confidentiality agreements with Quantum Space’s employees, vendors, customers and others) to establish and protect Quantum Space’s intellectual property rights. The laws underlying the protections secured through such intellectual property rights are subject to change at any time, and certain agreements may not be fully enforceable, which could restrict Quantum Space’s ability to protect Quantum Space’s intellectual property rights.

Quantum Space relies on Quantum Space’s trademarks to distinguish Quantum Space’s services from those of Quantum Space’s competitors and have registered, applied to register, or anticipate registering many of these trademarks, including “QUANTUM SPACE,” “RANGER,” “SCOUT,” “FREEDOM TO MANEUVER,” “QUANTUMNET” and Quantum Space’s associated logos. Third parties may oppose Quantum Space’s applications or otherwise challenge Quantum Space’s use of Quantum Space’s registered and unregistered trademarks. If Quantum Space’s trademarks are successfully challenged and Quantum Space loses the right to use those trademarks, Quantum Space could be forced to rebrand Quantum Space’s services, which could result in loss of brand recognition and require Quantum Space to devote resources to developing new brands. Further, Quantum Space cannot assure you that competitors will not infringe Quantum Space’s trademarks or that Quantum Space will have adequate resources to enforce Quantum Space’s trademark rights if they are infringed or otherwise violated.

Quantum Space also relies on trade secret protection for Quantum Space’s unpatented proprietary technology to preserve Quantum Space’s position in the market. To protect Quantum Space’s trade secrets and other proprietary information, Quantum Space typically requires employees, consultants and others to whom Quantum Space grants access to the information to enter into confidentiality agreements. However, Quantum Space cannot assure you that Quantum Space has entered into these agreements with everyone who has access to Quantum Space’s proprietary information, that the agreements will provide meaningful protection in the event of any unauthorized use, misappropriation or disclosure of Quantum Space’s proprietary information, and that the agreements will not be breached. If Quantum Space is unable to maintain the proprietary nature of Quantum Space’s technologies, Quantum Space’s prospects, financial condition, and results of operations could be harmed. Also, trade secret laws do not generally prevent others from independently developing the same or similar technology to Quantum Space’s without improperly accessing or using Quantum Space’s proprietary information.

Quantum Space has applied for and obtained patent protection relating to certain of Quantum Space’s proprietary technologies, and Quantum Space expects to continue to apply for additional patent protection. However, Quantum Space cannot assure you that Quantum Space’s patent applications will be issued as patents, or that any of Quantum Space’s issued patents will be of sufficient scope or strength to provide Quantum Space with meaningful protection or commercial advantage. Further, Quantum Space’s issued patents could be challenged, invalidated, rendered unenforceable or circumvented by others. If Quantum Space fails to obtain issuance of patents, or Quantum Space’s patent claims or other intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, the patent protections afforded Quantum Space’s proprietary technologies could be impaired. Such impairment could harm Quantum Space’s ability to market Quantum Space’s products, services and satellites, negatively affect Quantum Space’s competitive position and harm Quantum Space’s business and operating results, including by requiring Quantum Space to re-design Quantum Space’s affected technologies. Competitors may develop and obtain patent protection for more effective designs, methods, processes or other technologies. Also, patent applications in the U.S. typically are not published for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind the discoveries, Quantum Space cannot be certain that Quantum Space will be the first to file patent applications on inventions that Quantum Space conceives, or that the inventions have not been conceived by others without Quantum Space’s knowledge. Quantum Space cannot assure you that Quantum Space will learn of all instances of infringement, and even if Quantum Space becomes aware of infringement, Quantum Space cannot assure you that Quantum Space will have adequate resources to enforce Quantum Space’s patents.

Despite Quantum Space’s efforts to protect Quantum Space’s intellectual property, third parties may attempt to copy or otherwise obtain and use Quantum Space’s intellectual property or seek court declarations that Quantum Space’s intellectual property is invalid or unenforceable, or that they do not infringe upon Quantum Space’s intellectual property. Monitoring unauthorized use of Quantum Space’s intellectual property is difficult and costly, and the steps Quantum Space has taken or may take in the future in an effort to prevent infringement, misappropriation or other violations may be unsuccessful. Litigation is costly and uncertain and diverts management attention and other resources.

Patent, trademark, trade secret and other intellectual property laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as they are protected in the United States. Therefore, Quantum Space’s intellectual property rights may not be as strong or as easily enforced outside of the United States. Failure to adequately protect or enforce Quantum Space’s intellectual property rights, which on a global scale may be prohibitively expensive, could result in Quantum Space’s competitors offering similar services, potentially resulting in the loss of some of Quantum Space’s competitive advantage and a decrease in Quantum Space’s revenue, which would adversely affect Quantum Space’s business, financial condition, results of operations, cash flow and prospects.

In order to commercialize certain of Quantum Space’s services, Quantum Space may also license patents, as well as unpatented technology, owned by third parties in exchange for royalty payments and Quantum Space’s performance of other obligations. Quantum Space’s breach of any of these licenses may expose Quantum Space to termination of the license, financial liability or legal claims, and the termination of any of the licenses could require Quantum Space to cease making, using or selling services that exploit the patented technology. In the future, Quantum Space may not be able to secure rights, on reasonable terms, or at all, to any improvements to the patented inventions that Quantum Space licenses. Any of the foregoing may result in a loss of competitive advantage, decrease in Quantum Space’s revenue, or increase in Quantum Space’s operating expenses, or otherwise adversely affect Quantum Space’s prospects, financial condition, and results of operations.

Quantum Space may be subject to claims that Quantum Space infringes third party intellectual property rights, which could result in significant costs and materially adversely affect Quantum Space’s business and results of operations.

In recent years, there has been substantial intellectual property litigation in the space and satellite technology and related industries. Quantum Space may in the future face claims that Quantum Space is violating third-party intellectual property rights, particularly as Quantum Space expands Quantum Space’s business and the services that Quantum Space offers. As Quantum Space’s public profile increases, the possibility of third parties asserting their intellectual property rights against Quantum Space grows. Quantum Space’s competitors and others may now and in the future have significantly larger patent portfolios than Quantum Space.

While Quantum Space tries to avoid infringing the intellectual property rights of others, Quantum Space may unknowingly do so. Any claims of patent or other intellectual property infringement, even those without merit, could be expensive and time consuming to defend, cause Quantum Space to cease making, using or selling services that incorporate or otherwise use the asserted intellectual property, require Quantum Space to redesign, reengineer, or rebrand Quantum Space’s services if feasible, and impair Quantum Space’s ability to retain customers or attract prospects. Third parties may assert their intellectual property rights against Quantum Space’s customers, which could cause Quantum Space financial and reputational harm, and cause Quantum Space to lose customers and prospects. Claims of intellectual property infringement, misappropriation or other violation brought against Quantum Space or Quantum Space’s customers may require Quantum Space to license third-party intellectual property. Any licensing agreements, if required, may not be available to Quantum Space on acceptable terms, if at all. A successful claim of infringement against Quantum Space, or the settlement of an infringement claim, could result in Quantum Space being required to pay significant damages, enter into costly license agreements, or cease making, using, or selling certain services. Any of these events could materially adversely affect Quantum Space’s business, financial condition, and results of operations.

Certain of Quantum Space’s suppliers do not indemnify Quantum Space for third-party claims that Quantum Space’s use of the supplier’s technology infringes or otherwise violates third-party intellectual property rights, and Quantum Space may be liable for such claims. Performance of Quantum Space’s intellectual property indemnification obligations and Quantum Space’s lack of protection from Quantum Space’s suppliers for third-party infringement claims against Quantum Space may have a material adverse effect on Quantum Space’s business and financial condition.

Material defects or errors in Quantum Space’s software, firmware or hardware may damage Quantum Space’s reputation, result in claims against Quantum Space, and impair Quantum Space’s ability to sell Quantum Space’s services.

Quantum Space’s services rely on complex systems and components that could contain errors or defects. Quantum Space relies on independent contractors, software vendors, manufacturers and other suppliers to develop, manufacture and supply software, firmware and hardware for these systems and components, any of which may exhibit errors, misconfiguration, bugs, or other design or manufacturing defects. Although Quantum Space typically has support agreements and other protections in Quantum Space’s agreements with these vendors and suppliers, Quantum Space’s recourse under the agreements may be insufficient to compensate Quantum Space for damage or liability that Quantum Space suffers in the event that the components are faulty or failure to perform in accordance with the expectations of Quantum Space’s users and customers. Moreover, maintenance and upgrade of Quantum Space’s technologies may be labor and cost-intensive, including due to the complexity of the technologies involved, and the need to test them extensively prior to operation. Moreover, Quantum Space expects that its customers will use Ranger and Scout to autonomously maneuver, rendezvous with, and service other spacecraft, and to perform other mission-critical activities. If errors or defects in Quantum Space’s technology impair the operation of Ranger or result in damage to a spacecraft, loss of or damage to property, or loss of mission could result. Any of these events could expose Quantum Space to claims and significant liability, result in revocation of regulatory approvals, adversely affect Quantum Space’s financial condition and results of operations, and imperil the ongoing operation of Quantum Space’s business.

Certain data that Quantum Space uses in developing Quantum Space’s proprietary technologies may be (or in the future may need to be) licensed from third parties, and Quantum Space is dependent upon Quantum Space’s ability to obtain necessary data licenses within appropriate time frames and on commercially reasonable terms, and such third parties’ assurances that such data was obtained and provided to Quantum Space lawfully. Quantum Space’s data suppliers may withhold their data from Quantum Space in certain circumstances, for example: if there is a competitive reason to do so; if Quantum Space breaches Quantum Space’s contract with a supplier; if they are acquired by one of Quantum Space’s competitors; or if new laws or case law restrict the use or dissemination of the data they provide. Additionally, Quantum Space could terminate relationships with Quantum Space’s data suppliers if they fail to adhere to Quantum Space’s data quality, vendor or other standards. If a substantial number of data suppliers were to withdraw or withhold their data from Quantum Space, or if Quantum Space severs ties with Quantum Space’s data suppliers based on their inability to meet Quantum Space’s standards, Quantum Space’s ability to provide services and software to Quantum Space’s customers, and Quantum Space’s revenue prospects, could be materially adversely impacted.

Quantum Space may use artificial intelligence (“AI”) in Quantum Space’s business or systems, and challenges with properly managing its use could result in competitive and reputational harm and negatively impact the operations and profitability of Quantum Space’s business.

Quantum Space may incorporate AI solutions into Quantum Space’s products, services and satellites and business generally, and these applications may become important in Quantum Space’s operations over time. Quantum Space’s competitors or other third parties may incorporate AI into their products or services more quickly or more successfully than Quantum Space may, which could impair Quantum Space’s ability to compete effectively and adversely affect Quantum Space’s results of operations. There are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of such technologies will enhance Quantum Space’s offerings or be beneficial to Quantum Space’s business, including Quantum Space’s efficiency or profitability. In particular, if these artificial intelligence or machine learning models are incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data or on data to which Quantum Space does not have sufficient rights; and/or are adversely impacted by unforeseen defects, technical challenges, cyber security threats or material performance issues, the performance of Quantum Space’s products, services, and business, as well as Quantum Space’s reputation and the reputations of Quantum Space’s customers, could suffer or Quantum Space could incur liability through the violation of laws, contracts to which Quantum Space is a party or civil claims. The rapid evolution of AI, including potential government regulation of AI, will require significant resources to develop, test and maintain Quantum Space’s platform, offerings, services, and features to help Quantum Space implement AI ethically in order to minimize unintended, harmful impact.

Risks Related to Litigation and Regulation

Quantum Space is subject to significant government regulation and oversight, including licensing requirements administered by the FCC, the FAA, NOAA and other regulatory authorities, and failure to obtain or maintain necessary approvals could adversely affect Quantum Space’s business.

Quantum Space may experience delays and additional costs to receive one or more of the licenses, permits or other authorizations required to launch and operate Ranger. Quantum Space may be unable to obtain or maintain relevant regulatory approvals for the commercialization or operation of Quantum Space’s technologies or services, either in the United States or in foreign markets.

The launch and operation of Quantum Space’s spacecraft in the United States require licenses and permits from the Federal Communications Commission (“FCC”) and the Federal Aviation Administration (“FAA”), as well as review by other agencies of the U.S. government, including the Department of War, the Department of State, and NASA. In addition, certain of Quantum Space’s planned on-orbit imaging and space domain awareness capabilities may require a non-Earth imaging (“NEI”) license from the National Oceanic and Atmospheric Administration (“NOAA”). Failure to obtain or maintain such licenses could limit Quantum Space’s ability to conduct imaging operations and could expose Quantum Space to enforcement actions or fines. Such license approvals may include an interagency review of safety, operational, national security, foreign policy implications and international obligations, as well as a review of foreign ownership. Any delays in regulatory actions allowing Quantum Space to conduct Quantum Space’s commercial space operations could adversely affect Quantum Space’s ability to operate Quantum Space’s business and Quantum Space’s financial results.

To the extent Quantum Space sources components or materials from overseas suppliers, applicable export control and import regulations, including ITAR and EAR, may apply and could impose additional compliance obligations or restrictions on Quantum Space’s supply chain.

Changes in government regulations or delays in obtaining or maintaining necessary licenses could increase Quantum Space’s costs or require Quantum Space to change Quantum Space’s operations.

Any inability to obtain, delay in obtaining (including as a result of a government shutdown or funding shortages), or change in, needed licenses, authorizations, or approvals, could have an adverse effect on Quantum Space’s ability to meet Quantum Space’s research and development, manufacturing, and launch commitments, or expand Quantum Space’s business. Following deployment of Ranger and/or Scout, if Quantum Space were to discover that Quantum Space’s spacecraft or components were not in compliance with applicable regulatory requirements, or if those requirements changed, Quantum Space’s non-compliance could result in Quantum Space’s incurring material costs to modify Quantum Space’s technology or operations, or could result in suspension of Quantum Space’s licenses or grounding of Quantum Space’s spacecraft. If Quantum Space fails to comply with the many regulations and standards that apply to Quantum Space’s activities, Quantum Space could lose the licenses, authorizations, or other approvals on which Quantum Space’s research and development, manufacturing, launch, and operational capabilities are based. In addition, from time to time, the FCC, FAA, or comparable foreign agencies adopt new regulations or amend existing regulations, which could adversely affect Quantum Space’s business. To the extent that any such new regulations or amendments to existing regulations or policies apply to Quantum Space’s activities, Quantum Space’s compliance costs would likely increase.

Adverse decisions or regulations of these U.S. and foreign regulatory bodies may have a material adverse effect on Quantum Space’s business and results of operations. Quantum Space is unable to predict the impact of regulations and other policy changes that could be adopted by the various governmental entities that oversee portions of Quantum Space’s business.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject Quantum Space to penalties and other adverse consequences.

Quantum Space is subject to the FCPA, the Bribery Act and other anti-corruption, anti-bribery and anti-money laundering laws in various jurisdictions around the world. The FCPA, the Bribery Act and similar applicable laws generally prohibit companies, their officers, directors, employees and third-party intermediaries, business partners and agents from making improper payments or providing other improper things of value to government officials or other persons. Quantum Space and Quantum Space’s third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and other third parties where

Quantum Space may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, Quantum Space’s employees, representatives, contractors, resellers and agents, even if Quantum Space does not explicitly authorize such activities. While maintain general compliance guidelines and certain contractual provisions designed to promote address compliance with such laws, Quantum Space cannot assure you that all of Quantum Space’s employees and agents will not take actions in violation of Quantum Space’s policies and applicable law, for which Quantum Space may be ultimately held responsible. To the extent that Quantum Space learns that any of Quantum Space’s employees, third-party intermediaries, agents, or business partners do not adhere to Quantum Space’s compliance guidelines, Quantum Space is committed to taking appropriate remedial action. In the event that Quantum Space believes or have reason to believe that Quantum Space’s directors, officers, employees, third-party intermediaries, agents, or business partners have or may have violated such laws, Quantum Space may be required to investigate or have outside counsel investigate the relevant facts and circumstances. Detecting, investigating and resolving actual or alleged violations can be extensive and require a significant diversion of time, resources and attention from senior management. Any violation of the FCPA, the Bribery Act, or other applicable anti-bribery, anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, fines and penalties, all of which may have a material adverse effect on Quantum Space’s business, financial condition and results of operations.

Expenses, liabilities or business disruptions resulting from litigation could adversely affect Quantum Space’s results of operations and financial condition.

Quantum Space’s operations are characterized by the use of new technologies and services across multiple jurisdictions that implicate various statutes and a range of rules and regulations that may be subject to broad or creative interpretation. This may result in litigation, including class action lawsuits, the outcome of which may be difficult to assess or quantify due to the potential ambiguity inherent in these regulatory schemes and/or the nascence of Quantum Space’s technologies and services. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any such claims or litigation may be time-consuming and costly, divert management resources, require Quantum Space to change Quantum Space’s products, services and satellites, or require Quantum Space to pay significant monetary damages, which may have a material adverse effect on Quantum Space’s results of operations. From time to time, Quantum Space may also be subject to other claims or litigation in the ordinary course of Quantum Space’s business, including, for example, claims related to employment matters.

In addition, costly and time-consuming litigation could be necessary to enforce Quantum Space’s existing contracts and, even if successful, may have a material adverse effect on Quantum Space’s business. In addition, litigation by or against any customer or supplier could have the effect of negatively impacting Quantum Space’s reputation and goodwill with existing and potential customers and suppliers.

Risks Related to New Quantum Space’s Securities Following the Business Combination

There may not be an active trading market for New Quantum Space Common Stock, which may make it difficult to sell shares of New Quantum Space Common Stock.

An active trading market for New Quantum Space Common Stock may not develop or be sustained following the Closing. If an active trading market for New Quantum Space Common Stock does not develop or is not sustained, you may not be able to sell your shares at an attractive price or at all. Furthermore, an inactive market may also impair New Quantum Space’s ability to raise capital by selling shares of New Quantum Space Common Stock in the future, and may impair New Quantum Space’s ability to enter into strategic collaborations or acquire companies or products by using shares of New Quantum Space Common Stock as consideration.

The requirements of being a public company in the U.S., if the Business Combination is completed, may strain the Company’s resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from being a public company in the U.S. may be greater than we anticipate.

Requirements associated with being a public company in the United States will require significant resources and management attention. After the completion of this offering, we will become subject to certain reporting requirements of the Exchange Act, and the other rules and regulations of the SEC, and Nasdaq. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. In addition, complying with rules and regulations and the increasingly complex laws pertaining to public companies will require substantial attention from our senior management, which could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, results of operations and financial condition. We will also need to hire additional personnel to support our financial reporting function and may face challenges in doing so.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of New Quantum Space’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of New Quantum Space’s securities may decline. The market values of these securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which Inflection Point’s shareholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Business Combination Agreement is based on the per share value of the amount in the Trust Account and will not be adjusted to reflect any changes in the market price of Inflection Point Class A Shares, the market value of shares of New Quantum Space Common Stock and securities convertible into or exercisable for shares of New Quantum Space Common Stock issued in the Business Combination may be higher or lower than the values of these securities on earlier dates.

In addition, following the Business Combination, shares of New Quantum Space Common Stock will not have any redemption rights like the Public Shares had and fluctuations in the price of shares of New Quantum Space Common Stock could contribute to the loss of all or part of your investment. The trading price of shares of New Quantum Space Common Stock following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Inflection Point’s, Quantum Space OpCo’s or New Quantum Space’s control. Inflationary pressures, increases in interest rates and other adverse economic and market forces may contribute to potential downward pressures in market value of shares of New Quantum Space Common Stock. Additionally, any of the risk factors discussed in this proxy statement/prospectus could have a material adverse effect on your investment and shares of New Quantum Space Common Stock may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of shares of New Quantum Space Common Stock may not recover and may experience a further decline.

Broad market and industry factors may materially harm the market price of shares of New Quantum Space Common Stock irrespective of New Quantum Space’s operating performance. The stock market in general, and Nasdaq specifically, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which they were acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to New Quantum Space could depress New Quantum Space’s share price regardless of New Quantum Space’s business, prospects, financial conditions or results of operations. A decline in the market price of New Quantum Space’s securities also could adversely affect New Quantum Space’s ability to issue additional securities and New Quantum Space’s ability to obtain additional financing in the future.

The Proposed Charter will provide, subject to limited exceptions, that the courts of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

The Proposed Charter will require, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, a state court located within the State of Delaware or the federal district court for the District of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in the Proposed Charter. In addition, the Proposed Charter will provide that this choice of forum does not apply to any complaint asserting a cause of action under the Securities Act and the Exchange Act. Finally, the Proposed Charter will provide that federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act or the Exchange Act.

While the Delaware Supreme Court has upheld provisions of the certificates of incorporation of other Delaware corporations that are similar to the exclusive forum provision in the proposed Ne Proposed Charter, a court of a state other than the State of Delaware could decide that such provisions are not enforceable under the laws of that state.

The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in the Proposed Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

General Risk Factors

We are currently in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by a new U.S. presidential administration and accompanying regulatory activities and economic policies and events related thereto, ongoing military conflicts and geopolitical instability and inflation and interest rates.

U.S. and global markets have recently been experiencing volatility and disruption caused by economic uncertainty, including as a result international trade disputes and ongoing military disputes and related geopolitical uncertainty. International trade disputes, including threatened or implemented tariffs by the Trump administration and threatened or implemented tariffs by foreign countries in retaliation, could adversely impact Quantum Space’s business. Trade disputes could also adversely impact supply chains which could now or in the future increase costs for Quantum Space or delay delivery of key inventories and supplies. Trade disputes can also be highly disruptive to global financial markets. The length and impact of the ongoing trade disputes and military conflicts are highly unpredictable. Quantum Space and Inflection Point are continuing to monitor the trade disputes, inflation, interest rates and the military conflicts and the impacts to global capital markets, to Quantum Space’s business, and to the parties’ ability to complete the Business Combination.

Inflection Point is, and we expect that New Quantum Space will be, an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

Inflection Point is, and we expect that New Quantum Space will be, an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Accordingly, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor internal controls attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our New Quantum Space Class A-1 Common Stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, Inflection Point is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.

Following the Closing, New Quantum Space will be required to re-determine its status as a smaller reporting company prior to the time it makes its first filing with the SEC (other than the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act)). New Quantum Space will be able to continue to take advantage of the smaller reporting company scaled disclosures if its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured as of a date within four business days after the consummation of the Business Combination, or Quantum Space’s annual revenue is less than $100.0 million as of the most recently completed fiscal year reported in the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act). If New Quantum Space is no longer a smaller reporting company after this initial determination, it would need to reflect its re-determined status in any filing that is due after the 45-day period following the Closing. We expect that New Quantum Space will remain a smaller reporting company after the Closing. To the extent that New Quantum Space takes advantage of the reduced disclosure obligations available for smaller reporting companies, it may also make comparison of our financial statements with other public companies difficult or impossible.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the U.S. courts against our directors or officers.

Our corporate affairs are governed by the Cayman Constitutional Documents, the Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. We are also subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder’s derivative action in a federal court of the United States.

We have been advised by Conyers Dill & Pearman LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as Public Shareholders of a U.S. company.

The Cayman Constitutional Documents provide that the courts of the Cayman Islands will be the exclusive forum for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.

The Cayman Constitutional Documents provide that unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Cayman Constitutional Documents or otherwise related in any way to each shareholder’s shareholding in us, including but not limited to: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of our current or former director, officer or other employee to us or our shareholders; (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or the Cayman Constitutional Documents; or (iv) any action asserting a claim against us governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. The forum selection provision in the Cayman Constitutional Documents will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim. The Cayman forum provision applies while Inflection Point is a Cayman Islands company; following the Domestication, corporate claims relating to Post-Domestication Inflection Point and New Quantum Space will be governed by their Delaware organizational documents and applicable Delaware law.

The Cayman Constitutional Documents also provide that, without prejudice to any other rights or remedies that we may have, each of our shareholders acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly we shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

This choice of forum provision may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in the Inflection Point Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.

Recent increases in inflation in the United States and elsewhere could make it more difficult for us to complete the Business Combination.

Recent increases in inflation in the United States and elsewhere may lead to increased price volatility for publicly traded securities, including ours, or other national, regional or international economic disruptions, any of which could make it more difficult for us to complete the Business Combination.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to Inflection Point and received at its registered office will be forwarded unopened to the forwarding address supplied by Inflection Point to be dealt with. None of Inflection Point, its directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address, which may impair your ability to communicate with us.

EXTRAORDINARY GENERAL MEETING OF INFLECTION POINT

general

Inflection Point is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the Inflection Point Board for use at the extraordinary general meeting and at any adjournment or postponement thereof. This proxy statement/prospectus provides Inflection Point shareholders with information they need to know to be able to vote or direct their vote to be cast at the extraordinary general meeting.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held at [•], New York City time, on [•], 2026, at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at [•].

Purpose of the Extraordinary General Meeting

At the extraordinary general meeting, Inflection Point is asking holders of Inflection Point Ordinary Shares to consider and vote upon:

•        the Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A;

•        the Domestication Proposal. The Post-Domestication Charter is attached to this proxy statement/prospectus as Annex K;

•        the Merger Proposal. The Certificate of Merger and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex J and Annex C, respectively;

•        the Domesticated Organizational Documents Proposal. The Post-Domestication Charter and the Post-Domestication Bylaws are attached to this proxy statement/prospectus as Annex K and Annex L, respectively;

•        the Advisory Organizational Documents Proposals;

•        the Director Election Proposal;

•        the New Quantum Space Incentive Plan Proposal;

•        the New Quantum Space Employee Stock Purchase Plan Proposal (collectively with the Business Combination Proposal, the Domestication Proposal, the Merger Proposal, the Domesticated Organizational Documents Proposal, the Director Election Proposal and the New Quantum Space Incentive Plan Proposal, the “Condition Precedent Proposals”); and

•        the Adjournment Proposal.

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Advisory Organizational Documents Proposal and the Adjournment Proposal are not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of the Inflection Point Board

The Inflection Point Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the Merger Proposal, “FOR” the approval of the Domesticated Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Director Election Proposal, “FOR” the approval of the New Quantum Space Incentive Plan Proposal, “FOR” the approval of the New Quantum Space Employee Stock Purchase Plan Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

For a description of the Inflection Point Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the Inflection Point Board, see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — Inflection Point Board’s Reasons for the Approval of the Business Combination.”

When you consider the recommendation of the Inflection Point Board in favor of approval of these proposals, you should keep in mind that, aside from their interests as shareholders, the Sponsor, Inflection Point Fund and Inflection Point’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of unaffiliated Inflection Point shareholders. Please see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination.”

Record Date; Who is Entitled to Vote

Inflection Point shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned Inflection Point Ordinary Shares at the close of business on [•], 2026, which is the “Record Date” for the extraordinary general meeting. Shareholders will have one vote for each Inflection Point Ordinary Share owned at the close of business on the Record Date on each Transaction Proposal on which such Inflection Point Ordinary Share is entitled to vote. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Inflection Point Warrants do not have voting rights. As of the close of business on the Record Date for the extraordinary general meeting, there were 33,733,333 Inflection Point Ordinary Shares issued and outstanding, of which 25,300,000 were issued and outstanding Public Shares.

The Sponsor and each director and each officer of Inflection Point have agreed to, among other things, vote in favor of the Business Combination, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any Inflection Point Ordinary Shares held by them. None of our Sponsor, directors or officers received separate consideration for their waiver of redemption rights. The Founder Shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owned approximately 25.0% of the issued and outstanding Inflection Point Ordinary Shares.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. Inflection Point believes all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Proxies relating to “street name” shares that are returned to Inflection Point but marked by brokers as “not voted” are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

Quorum and Vote of Inflection Point Shareholders

A quorum of Inflection Point shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of one-third of the issued and outstanding shares entitled to vote at the extraordinary general meeting are represented in person or by proxy (which would include presence at the extraordinary general meeting). Abstentions, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

As of the Record Date for the extraordinary general meeting, 11,244,445 Inflection Point Ordinary Shares would be required to achieve a quorum.

The Sponsor has agreed to vote all the Founder Shares and any Public Shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned approximately 25.0% of the issued and outstanding Inflection Point Ordinary Shares. The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. As a result, only 8,433,334 additional shares would need to be voted in favor of the Business Combination in order to approve the Business Combination Proposal. The Business Combination was not structured to require the approval of at least a majority of Inflection Point’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

The Business Combination Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Business Combination Proposal will have no effect, even if approved by holders of the Inflection Point Ordinary Shares.

The approval of the Domestication Proposal requires a special resolution of the Inflection Point Class B Shareholders, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 49.2 of the Cayman Constitutional Documents. The Domestication Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Domestication Proposal will have no effect, even if approved by holders of the Inflection Point Class B Shares.

The approval of the Merger Proposal requires the affirmative vote of holders of a majority of the Inflection Point Ordinary Shares outstanding.

The approval of the Domesticated Organizational Documents Proposal requires a special resolution of the Inflection Point Class B Shareholders, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares who being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Domesticated Organizational Documents Proposal, in accordance with Article 49.2 of the Cayman Constitutional Documents. The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires an ordinary resolution, being the affirmative vote of holders of a simple majority of the Inflection Point Ordinary Shares, who being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting.

The approval of the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting. The Director Election Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Director Election Proposal will have no effect, even if approved by holders of the Inflection Point Ordinary Shares.

The approval of the New Quantum Space Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting. The New Quantum Space Incentive Plan Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the New Quantum Space Incentive Plan Proposal will have no effect, even if approved by holders of the Inflection Point Ordinary Shares.

The approval of the New Quantum Space Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting. The New Quantum Space Employee Stock Purchase Plan Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the New Quantum Space Employee Stock Purchase Plan Proposal will have no effect, even if approved by holders of the Inflection Point Ordinary Shares.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon any other proposal.

Voting Your Shares

Each Inflection Point Class A Share and each Inflection Point Class B Share that you own in your name entitles you to one vote on each Shareholder Proposal on which such Inflection Point Ordinary Share is entitled to vote. Your proxy card shows the number of Inflection Point Ordinary Shares that you own.

If you are a record owner of your shares, there are two ways to vote your Inflection Point Ordinary Shares at the extraordinary general meeting:

You Can Vote by Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Inflection Point Board “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Merger Proposal, “FOR” the approval of the Domesticated Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Director Election Proposal, “FOR” the approval of the New Quantum Space Incentive Plan Proposal, “FOR” the approval of the New Quantum Space Employee Stock Purchase Plan Proposal and “FOR” the approval of the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Proxy cards received less than 48 hours prior to the start of the extraordinary general meeting will not be counted.

You Can Attend the Extraordinary General Meeting and Vote During the Meeting.

•        You can attend the extraordinary general meeting and vote in person even if you have previously voted by submitting a proxy pursuant to any of the methods noted above.

•        If your shares are registered in your name with Continental and you wish to attend the extraordinary general meeting virtually, go to [•], enter the 12-digit control number included on your proxy card or notice of the extraordinary general meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the extraordinary general meeting you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended but is not required in order to attend virtually.

•        Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the extraordinary general meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the extraordinary general meeting. After contacting Continental, a beneficial holder will receive an e-mail prior to the extraordinary general meeting with a link and instructions for entering the extraordinary general meeting. Beneficial shareholders should contact Continental at least five (5) business days prior to the extraordinary general meeting date in order to ensure access.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote in person or online and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way Inflection Point can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are an Inflection Point shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        sending another proxy card with a later date;

•        notifying Kevin Shannon, Chief Executive Officer of Inflection Point, in writing before the extraordinary general meeting that you have revoked your proxy; or

•        attending the extraordinary general meeting in person (including virtually), revoking your proxy, and voting as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions about Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Inflection Point Ordinary Shares, you may call [•], our proxy solicitor, by calling [•], or by emailing [•].

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a Public Shareholder may request to redeem all or a portion of its Public Shares for cash in connection with the completion of the Business Combination. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Inflection Point Warrants prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(c)     deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2026 (two business days before the initial scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed.

Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is abandoned, the Public Shares will be returned to the respective holder, broker or bank. If the Redemption is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers the certificates for its shares (if any) along with the redemption forms to Continental, Inflection Point will redeem such Public Shares at the Redemption Price. For illustrative purposes, as of the Record Date, this would have amounted to approximately $[•] per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s deposit withdrawal at custodian (“DWAC”) system. Continental will typically charge the tendering broker $100 and it would be up to the broker to decide whether to pass this cost on to the redeeming shareholder. In the event the Business Combination is not consummated this may result in an additional cost to shareholders for the return of their Public Shares.

Any request for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Inflection Point’s consent, until the Redemption. Furthermore, if a holder of a Public Share delivers its share certificates (if any) along with the redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that Inflection Point permit the withdrawal of the redemption request and instruct Continental to return the certificate (physically or electronically). The holder can make such request by contacting Continental at the address or email address listed in this proxy statement/prospectus.

Any corrected or changed written exercise of redemption rights must be received by Continental prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to Continental at least two business days prior to the initial scheduled date of the extraordinary general meeting.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Our Sponsor, officers and directors have agreed to, among other things, vote in favor of the Business Combination and waive their redemption rights in connection with the consummation of the Business Combination with respect to any Inflection Point Ordinary Shares held by them. None of our Sponsor, directors or officers received separate consideration for their waiver of redemption rights. The Founder Shares held by our Sponsor, officers and directors will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owned approximately 25.0% of the issued and outstanding Inflection Point Ordinary Shares.

Holders of the Inflection Point Warrants will not have redemption rights with respect to the Inflection Point Warrants.

The closing price of Public Shares on [•], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus, was $[•]. As of the Record Date, funds in the Trust Account totaled $[•] and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, or approximately $10.[•] per issued and outstanding Public Share.

Prior to exercising redemption rights, Public Shareholders should verify the market price of the Public Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Inflection Point cannot assure its shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their Public Shares.

Appraisal Rights

Inflection Point shareholders do not have appraisal or dissenters’ rights under Cayman Islands law in connection with the Domestication or the Business Combination. Section 238 of the Companies Act does not apply because the Merger will be consummated after the Domestication under Delaware law. [There are no appraisal rights under Delaware law with respect to any of the securities of Inflection Point].

Proxy Solicitation

Inflection Point is soliciting proxies on behalf of the Inflection Point Board. This solicitation is being made by mail but also may be made by telephone or in person. Inflection Point and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Inflection Point will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Inflection Point will bear the cost of the solicitation.

Inflection Point has engaged [•] to assist in the solicitation process and will pay [•] a fee of $[•], plus disbursements.

Inflection Point will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Inflection Point will reimburse them for their reasonable expenses.

Inflection Point Shareholders

As of the Record Date, there were 33,733,333 Inflection Point Ordinary Shares issued and outstanding, which include the 8,433,333 Founder Shares held by the Sponsor and 25,300,000 Public Shares. As of the Record Date, there was outstanding an aggregate of 15,833,333 Inflection Point Warrants, which include the 5,000,000 Inflection Point Warrants, or the Private Placement Warrants, held by the Sponsor, 2,400,000 Inflection Point Warrants included in the Private Placement Warrants held by the underwriter of the Inflection Point IPO, and 8,433,333 Inflection Point Warrants sold as part of the Inflection Point Units in Inflection Point’s IPO.

Potential Purchases of Public Securities

At any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, Inflection Point’s or Quantum Space’s directors, officers, advisors and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of our initial business combination or not redeem their Public Shares. In addition, at any time at or prior to the extraordinary general meeting, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Securities, vote their Public Shares in favor of the Condition Precedent Proposals or not redeem their Public Shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares, or Public Warrants in such transactions.

The purpose of any such transactions could be to (1) increase the likelihood of obtaining Inflection Point Shareholder Approval of the Business Combination, (2) reduce the number of Public Warrants outstanding and/or increase the likelihood of approval on any matters submitted to the Public Warrants holders for approval in connection with our initial business combination or (3) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our securities may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor, Inflection Point’s or Quantum Space’s directors, officers, advisors and their affiliates anticipate that they may identify the shareholders with whom the Sponsor, Inflection Point’s or Quantum Space’s directors, officers, advisors and their affiliates may pursue privately negotiated transactions by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Inflection Point Class A Shares) following our mailing of proxy materials in connection with our initial business combination. To the extent that the Sponsor, Inflection Point’s or Quantum Space’s directors, officers, advisors and their affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination but only if such shares have not already been voted at the general meeting related to our initial business combination. The Sponsor, Inflection Point’s or Quantum Space’s directors, officers, advisors and their affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

The Sponsor, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Sponsor, Inflection

Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares or warrants, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•        this proxy statement/prospectus discloses the possibility that the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates may purchase Public Shares or warrants from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•        if the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•        this proxy statement/prospectus includes a representation that any of our securities purchased by the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates will not be voted in favor of approving the Business Combination;

•        the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates will not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•        we will disclose in a Form 8-K, before the extraordinary general meeting, the following material items:

•        the amount of securities purchased outside of the redemption offer by the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates, along with the purchase price;

•        the purpose of the purchases by the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates;

•        the impact, if any, of the purchases by the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates on the likelihood that the Business Combination will be approved;

•        the identities of the security holders who sold to the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the Sponsor, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates; and

•        the number of Public Shares for which Inflection Point has received redemption requests pursuant to its redemption offer.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Business Combination Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement and/or other specific dates. The assertions and obligations embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the Disclosure Schedules, which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the Record Date. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Inflection Point, PubCo, Merger Sub, Quantum Space, or any other matter.

Structure of the Business Combination

On June 8, 2026, Inflection Point entered into the Business Combination Agreement with PubCo, Merger Sub and Quantum Space, pursuant to which, among other things, at the Closing and following the Domestication, (a) Merger Sub will merge with and into Inflection Point, with Inflection Point surviving as a direct, wholly owned subsidiary of PubCo, (b) PubCo will acquire equity securities of Quantum Space indirectly through Inflection Point and Inflection Point will become the managing member of Quantum Space, and (c) PubCo will issue voting equity securities without economic rights to the Up-C Sellers, pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement, resulting in a combined company organized in an Up-C structure in which substantially all of the assets and the business of the combined company will be held by Quantum Space as more fully described elsewhere in this proxy statement/prospectus.

Prior to and as a condition of the Business Combination, pursuant to the Domestication, Inflection Point will change its jurisdiction of incorporation by migrating to and domesticating as a Delaware corporation in accordance with the DGCL and the Companies Act.

Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement, the Sponsor Share Conversion shall take place, following which, in connection with the Domestication, (a) each Inflection Point Class A Share issued and outstanding immediately prior to the Domestication will automatically convert into one share of Post-Domestication Inflection Point Common Stock, (b) each Inflection Point Warrant will automatically convert into a Post-Domestication Warrant and (c) each of the units of Inflection Point outstanding as of immediately prior to the Domestication will automatically be cancelled and each holder will be entitled to one share of Post-Domestication Inflection Point Common Stock and one-third of one Post-Domestication Warrant. No fractional Post-Domestication Warrants will be issued upon such cancellation.

Business Combination Consideration

As a result of the Up-C structure, the business combination consideration to be received by the Sellers will consist of equity securities of Quantum Space having economic rights and equity securities of PubCo having voting rights but not economic rights (or, in the case of Direct PubCo Sellers, shares of New Quantum Space Class A Common Stock having both economic and voting rights), equal to a value of approximately $600,000,000 (the “Business Combination Consideration”). In particular, the Business Combination Consideration to be received by the Sellers will be an aggregate number of Quantum Space Common Units equal to the quotient of (a) $600,000,000, divided by (b) the per-share redemption price applicable to an Inflection Point Class A Share elected to be redeemed pursuant to the Redemption.

Immediately prior to the Closing, Quantum Space will effectuate the Recapitalization, whereby all outstanding equity securities of Quantum Space (other than the Pre-Funded Preferred Units and Pre-Funded Warrants issued to the Pre-Funded Investors in the Pre-Funded Investment) will be converted or exchanged into Quantum Space Common Units.

At Closing:

(a)     At the Effective Time, the Merger will occur, whereby Merger Sub will merge with and into Inflection Point, with Inflection Point surviving as a direct, wholly owned subsidiary of PubCo. By virtue of the Merger, (i) each share of Post-Domestication Inflection Point Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than treasury shares and any shares owned by Post-Domestication Inflection Point, PubCo or Merger Sub) will be converted into one share of New Quantum Space Class A-1 Common Stock; (ii) each Post-Domestication Warrant issued and outstanding immediately prior to the Effective Time will be assumed by PubCo and converted into a New Quantum Space Warrant pursuant to the Warrant Assumption Agreement; (iii) any shares of Post-Domestication Inflection Point Common Stock owned by Post-Domestication Inflection Point, PubCo or Merger Sub, including all treasury shares, will be cancelled; and (iv) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of Post-Domestication Inflection Point as the surviving corporation, with the result that Post-Domestication Inflection Point shall continue as a direct, wholly owned subsidiary of New Quantum Space;

(b)    Immediately following the Effective Time, each Direct PubCo Seller will contribute all of its Quantum Space Common Units to PubCo in exchange for shares of New Quantum Space Class A-1 Common Stock or New Quantum Space Class A-2 Common Stock (as designated on the Exchange Schedule) on a one-for-one basis;

(c)     Simultaneously with the Direct PubCo Seller contributions, each Up-C Seller will contribute a portion of its Quantum Space Common Units to PubCo (as set forth on the Exchange Schedule, with a default contribution of one percent (1%) of such Up-C Seller’s Quantum Space Common Units) in exchange for shares of New Quantum Space Class A-1 Common Stock or New Quantum Space Class A-2 Common Stock on a one-for-one basis, and will retain the balance of its Quantum Space Common Units;

(d)    Simultaneously with the Seller Contributions, each Pre-Funded Investor will contribute all of its Pre-Funded Preferred Units to PubCo in exchange for the Pre-Funded Preferred Unit Consideration;

(e)     Simultaneously with the Seller Contributions and the Preferred Contributions, each Pre-Funded Investor that elects to do so will contribute all of its Pre-Funded Warrants to PubCo in exchange for New Quantum Space Series A Warrants;

(f)     Simultaneously with or immediately following the Seller Contributions, the Preferred Contributions and the Warrant Contributions, each Closing PIPE Investor will purchase, and PubCo will issue and sell to such Closing PIPE Investor, New Quantum Space Series A Preferred Stock and New Quantum Space Series A Warrants subscribed for by such PIPE Investor in accordance with the applicable Series A SPA;

(g)    Inflection Point will make payments to holders of Inflection Point Class A Shares who validly elected to redeem their shares in the Redemption;

(h)    PubCo will pay the Purchaser Transaction Costs (subject to the Purchaser Expense Cap of $7,500,000) and Company Transaction Costs from the Available Purchaser Closing Cash;

(i)     Immediately following the Seller Contributions, Preferred Contributions and Warrant Contributions, PubCo will contribute to Post-Domestication Inflection Point (as the surviving corporation of the Merger) all Quantum Space Common Units, Pre-Funded Preferred Units and Pre-Funded Warrants received by New Quantum Space in connection with such contributions, together with all remaining cash held by New Quantum Space (after payment of transaction costs);

(j)     Following PubCo’s contribution to Post-Domestication Inflection Point, Post-Domestication Inflection Point will contribute its remaining Available Purchaser Closing Cash to Quantum Space in exchange for additional Quantum Space Common Units and Pre-Funded Preferred Units (the “Closing Date Cash Contributions”); and

(k)    Simultaneously with or immediately after the Seller Contributions, each Up-C Seller will purchase from PubCo shares of New Quantum Space Class B Common Stock (either New Quantum Space Class B-1 Common Stock, carrying one (1) vote per share, or New Quantum Space Class B-2 Common Stock, carrying ten (10) votes per share, as designated on the Exchange Schedule) in a number equal to the number of Quantum Space Common Units retained by such Up-C Seller, at a purchase price equal to par value per share, pursuant to the Seller Class B Subscription Agreement (the “Class B Subscription”). Shares of New Quantum Space Class B Common Stock are non-economic (i.e., they carry no right to dividends or distributions upon liquidation other than par value) and are paired with the retained Quantum Space Common Units held by the applicable Up-C Seller.

Each Quantum Space Common Unit held by an Up-C Seller, when paired with one share of New Quantum Space Class B-1 Common Stock or one share of New Quantum Space Class B-2 Common Stock, will be exchangeable, in tandem with the cancellation of the paired share of New Quantum Space Class B Common Stock, for one share of New Quantum Space Class A-1 Common Stock (or, in the case of New Quantum Space Class B-2 Common Stock, one share of New Quantum Space Class A-2 Common Stock). After the expiration of the lock-up period, holders of Quantum Space Common Units will be permitted to exchange such Quantum Space Common Units (along with the cancellation of the paired share of New Quantum Space Class B Common Stock) for shares of New Quantum Space Class A Common Stock on a one-for-one basis pursuant to the Quantum Space A&R Operating Agreement (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications) or, at the election of New Quantum Space (determined by a majority of the directors of New Quantum Space who are disinterested with respect to such determination), for a cash amount equal to the fair market value thereof.

Shares of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock (each carrying ten (10) votes per share) will automatically convert into shares of New Quantum Space Class A-1 Common Stock and New Quantum Space Class B-1 Common Stock (each carrying one (1) vote per share), respectively, upon the earlier of (i) the seventh (7th) anniversary of the Closing and (ii) the date on which Dr. Kam Ghaffarian and his permitted transferees cease to beneficially own at least 33.33% of the aggregate number of such high-vote shares owned by such persons immediately following the Closing.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of the Purchaser Parties and Quantum Space, certain of which are qualified by materiality and material adverse effect (as defined below) and may be further modified and limited by the Disclosure Schedules. See “Material Adverse Effect” below. The representations and warranties of the Purchaser Parties are also qualified by information included in Inflection Point’s public filings, filed or submitted to the SEC on or prior to the date of the Business Combination Agreement (subject to certain exceptions contemplated by the Business Combination Agreement).

Representations and Warranties of Quantum Space

The Business Combination Agreement contains representations and warranties of Quantum Space and its subsidiaries relating to, among other things, proper organization and standing, authorization, capitalization, subsidiaries, no conflict, governmental consents and filings, financial statements, undisclosed liabilities, absence of certain changes, compliance with laws, government contracts, permits, litigation, material contracts, intellectual property, taxes and returns, real property, personal property, employee matters, benefit plans, environmental matters, transactions with related persons, insurance, top customers and suppliers, certain business practices, the Investment Company Act, finders and brokers, independent investigation and information supplied, and that, other than those provided in the corresponding article of the Business Combination Agreement or certain related documents, there are no additional representations or warranties.

Representations and Warranties of the Purchaser Parties

The Business Combination Agreement contains representations and warranties of the Purchaser Parties relating to, among other things, proper organization and standing, authorization, government approvals, non-contravention, capitalization, subsidiaries, SEC filings and financial statements, internal controls, absence of certain changes, undisclosed liabilities, compliance with laws, legal proceedings, taxes and returns, properties, no prior operations (with respect to PubCo and Merger Sub), Trust Account, finders and brokers, certain business practices, insurance, information supplied, independent investigation, employees and benefit plans, Section 280G(b)(1) of the Code, CFIUS foreign person status, and the Investment Company Act, and that, other than those provided in the corresponding article of the Business Combination Agreement or certain related documents, there are no additional representations and warranties.

Quantum Space Material Adverse Effect

Under the Business Combination Agreement, certain of these representations and warranties of Quantum Space are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, “Company Material Adverse Effect” means any event, state of facts, condition, change, development, circumstance, occurrence or effect (collectively, “events”), that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Target Companies, taken as a whole, or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Target Companies to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect:

•        any change in applicable Laws or GAAP or any interpretation thereof following the date of the Business Combination Agreement;

•        any change in interest rates or economic, political, business or financial market conditions generally;

•        the taking of any action required by the Business Combination Agreement;

•        any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic, or change in climate;

•        any acts of terrorism or war, the outbreak or escalation of hostilities, or geopolitical conditions, or local, national or international political conditions;

•        any failure of the Target Companies to meet any projections or forecasts (provided that such failure shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect;

•        any events generally applicable to the industries or markets in which the Target Companies operate;

•        the announcement of the Business Combination Agreement and consummation of the transactions contemplated thereby, including any termination of, reduction in or similar adverse impact on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Target Companies (but in each case only to the extent attributable to such announcement or consummation);

•        any matter set forth on the Company Disclosure Letter; or

•        any action taken by, or at the request of, Inflection Point;

provided, further, that any event referred to in the clauses above (other than clauses relating to the announcement of the Business Combination Agreement, actions required by the Business Combination Agreement, failure to meet projections and actions by the Purchaser Parties) may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Target Companies, taken as a whole, relative to similarly situated companies in the industry in which the Target Companies conduct their respective operations, but only to the extent of the incremental disproportionate effect, taken as a whole, relative to similarly situated companies in the industry in which the Target Companies conduct their respective operations.

Purchaser Material Adverse Effect

Under the Business Combination Agreement, certain of the representations and warranties of the Purchaser Parties are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

The Business Combination Agreement defines “Purchaser Material Adverse Effect” as any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, financial condition or results of operations of Inflection Point, or (b) the ability of the Purchaser Parties to consummate the Transactions; provided, however, that no change or effect related to any of the following, alone or in combination, will be taken into account in determining whether a Purchaser Material Adverse Effect has occurred: (i) the announcement of the Business Combination Agreement and consummation of the transactions contemplated thereby; (ii) actions required by the Business Combination Agreement or Ancillary Documents; (iii) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate; (iv) any acts of terrorism or war, the outbreak or escalation of hostilities, or geopolitical conditions, local, national or international political conditions; (v) changes or proposed changes in applicable law, regulations or interpretations thereof or decisions by courts or any Governmental Authority after the date of the Business Combination Agreement; (vi) changes or proposed changes in GAAP (or any interpretation thereof) after the date of the Business Combination Agreement; or (vii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; provided that clauses (iii) through (vii) shall not apply to the extent of disproportionate and adverse effect on the business, assets, financial condition or results of operations of Inflection Point relative to similarly situated SPACs.

Survival of Representations and Warranties

Except in the case of a fraud claim against a person, none of the representations and warranties, covenants, obligations or other agreements in the Business Combination Agreement or in any certificate, statement or instrument delivered pursuant thereto, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, will survive the Closing (and there will be no liability after the Closing in respect thereof), except for those covenants and agreements contained therein that by their terms expressly apply in whole or in part at or after the Closing, and then only with respect to any breaches occurring at or after the Closing.

Covenants and Agreements

Quantum Space has made covenants relating to, among other things, access and information, conduct of business, annual and interim financial statements, no trading, obtaining approval of the Quantum Space Members, the Recapitalization and affiliate agreements. Inflection Point Parties have made covenants relating to, among other things, conduct of business, Inflection Point public filings, the Trust Account, Inflection Point shareholder approval, employee matters and the Domestication.

Conduct of Business of Quantum Space

Quantum Space has agreed that from the date of the Business Combination Agreement through the earlier of the termination of the Business Combination Agreement or the Closing (the “Interim Period”), it will, and will cause its subsidiaries to, subject to certain specified exceptions, including as set forth on the Disclosure Schedules, as consented to by Inflection Point in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable law, use commercially reasonable efforts to:

•        conduct its and their respective businesses, in all material respects, in the ordinary course of business;

•        comply in all material respects with all laws applicable to the Target Companies and their respective businesses, assets and employees; and

•        take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations.

During the Interim Period, Quantum Space also agreed not to, and to cause its subsidiaries not to, subject to certain specified exceptions:

•        amend, waive or otherwise change its organizational documents, except as required by applicable law;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to do any of the foregoing with respect to any equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, except in compliance with existing benefit plans or contracts outstanding as of the date of the Business Combination Agreement;

•        split, combine, recapitalize or reclassify any of its equity interests, or pay or set aside any dividend or distribution in respect thereof, except with respect to the Recapitalization or tax distributions to equity holders;

•        allow the aggregate indebtedness of the Target Companies to exceed an amount equal to the sum of $5,000,000;

•        except as required by law or benefit plans, (i) grant any severance, retention change in control or similar payments, (ii) terminate, adopt, enter into or materially amend any benefit plan, (iii) increase the cash compensation or bonus opportunity of any employee or officer (except for non-officer employees in the ordinary course), (iv) take any action to amend or waive any performance or vesting criteria, or accelerate vesting, (v) hire or engage any new employee or independent contractor with annual compensation in excess of $250,000 other than in the ordinary course of business consistent with past practice, (vi) terminate the employment of any employee or independent contractor (other than for cause, death or disability) with annual base compensation in excess of $250,000, (vii) waive any restrictive covenants applicable to any current or former employee or independent contractor, or (viii) plan, announce, implement or effect any reduction in force or group termination;

•        enter into or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable law, or recognize or certify any labor union, labor organization or group of employees of the Target Companies as the bargaining representative for any employees of the Target Companies;

•        (A) make, change or rescind any material election relating to taxes, (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other legal proceeding relating to material taxes, (C) file any amended income tax or other material tax return, (D) surrender or allow to expire any right to claim a refund of material taxes, (E) change (or request to change) any method of accounting for tax purposes, (F) waive or extend any statute of limitations in respect a period within which an assessment or reassessment of material taxes may be issued or in respect of any material tax attribute that would give rise to any claim or assessment of taxes of or with respect to the Target Companies, or (G) enter into any “closing agreement” as described in Section 7121 of the Code or any similar agreement or arrangement with any governmental authority, in each case except as required by applicable law;

•        knowingly take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede any relevant portion of the Transactions from qualifying for its respective intended tax treatment;

•        transfer, sell, assign, license, encumber, abandon or dispose of any owned intellectual property material to the businesses of the Target Companies, or disclose material trade secrets, or include open-source software in a manner requiring any copyleft action;

•        terminate or assign any material contract, or enter into any contract that would be a material contract, outside of the ordinary course of business;

•        establish any subsidiary or enter into any new line of business;

•        fail to use commercially reasonable efforts to keep in force insurance policies, replace such policies with comparable insurance coverage, or otherwise terminate without replacement or amend in a manner materially detrimental to the Target Companies, taken as a whole, any material insurance policy;

•        make any material change in accounting methods, principles or practices, except as required by GAAP or PCAOB standards;

•        waive, release, settle or compromise any claim in excess of $250,000 individually or in the aggregate, or involving injunctive relief or admission of wrongdoing;

•        effect any layoff or other personnel reduction or change at any of Quantum Space’s facilities;

•        make acquisitions (including by merger, consolidation, or any other form of business combination) of any business organization or any division thereof, or any material amount of assets outside the ordinary course of business and consistent with past practice, other than pursuant to any contract in existence as of the date of the Business Combination Agreement which has been disclosed to Inflection Point;

•        make capital expenditures in excess of $500,000 individually or $1,000,000 in the aggregate outside the ordinary course of business;

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation restructuring, recapitalization or other reorganization;

•        voluntarily incur liabilities in excess of $1,000,000 in the aggregate outside of the ordinary course of business and other than pursuant to the terms of a Quantum Space material contract or benefit plan;

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of, any material portion of its tangible properties, assets or rights;

•        enter into any written voting agreement with respect to Company equity securities;

•        take any action that would reasonably be expected to significantly delay or impair obtaining any governmental consents;

•        enter into, amend, waive or terminate (other than terminations in accordance with their terms) any related person transaction (other than compensation, benefits, and advancement of expenses in the ordinary course and consistent with past practice);

•        limit the right of any Target Company to engage in any line of business or in any geographic area, or to compete with any person, or grant exclusive or similar rights that would materially adversely affect the business;

•        grant any DPA triggering rights to any foreign person, or knowingly take any action that would cause the Transactions or post-Closing operations of the Target Companies to require a mandatory CFIUS or other foreign-investment, export controls and sanctions or national-security filing, except as otherwise disclosed in writing to and consented in advance in writing by Inflection Point, subject to any required approval of the Committee on Foreign Investment in the United States or other applicable governmental authority, and only if the grant, action or filing is not reasonably expected to materially delay, impair, or prevent the Transactions; or

•        authorize or agree to do any of the foregoing.

Conduct of Business of the Purchaser Parties

Each Purchaser Party has agreed that during the Interim Period, subject to certain specified exceptions, it will:

•        conduct its business, in all material respects, in the ordinary course of business;

•        comply in all material respects with all laws; and

•        take commercially reasonable measures to preserve intact its business organization.

During the Interim Period, each Purchaser Party also agreed not to, subject to certain specified exceptions:

•        amend its organizational documents except as required by applicable law;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to do any of the foregoing with respect to any equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities;

•        split, combine or recapitalize shares, or pay or set aside any dividends or other distributions;

•        incur indebtedness in excess of $200,000 individually or $500,000 in the aggregate (except BCA-related borrowing up to $1,000,000), or make a loan or advance to or investment in any third party, guarantee or endorse any indebtedness liability or obligation of any person;

•        (A) make, change or any material election relating to taxes; (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other legal proceedings relating to material taxes; (C) file any amended income or other material tax return; (D) surrender or allow to expire any right to claim a refund of material taxes; (E) change (or request to change) any method of accounting for tax purposes; (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued or in respect of any material tax attribute that would give rise to any claim or assessment of taxes of or with respect to such Purchaser Party; or (G) enter into any “closing agreement” as described in Section 7121 of the Code or any similar agreement or arrangement with any governmental authority, in each case except as required by applicable law.

•        knowingly take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede any relevant portion of the Transactions from qualifying for its respective intended tax treatment;

•        amend, waive or otherwise change the Trust Agreement in any manner;

•        terminate, waive or assign any material right under any material contract of such Purchaser Party;

•        fail to maintain its books, accounts and records in the ordinary course and consistent with past practice;

•        establish any subsidiary or enter into any new line of business;

•        fail to use commercially reasonable efforts to keep insurance policies in force or replace such policies with comparable insurance coverage;

•        make any material change in accounting methods, except to the extent required to comply with GAAP or PCAOB standards;

•        waive, release, assign, settle or compromise any claim or other proceeding in excess of $500,000 or involving injunctive relief;

•        make acquisitions (including by merger, consolidation, or any other form of business combination) of any business organization or any division thereof, or any material amount of assets outside the ordinary course of business and consistent with past practice;

•        make capital expenditures in excess of $200,000 individually or $500,000 in the aggregate;

•        adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•        voluntarily incur liabilities in excess of $500,000 individually or $1,000,000 in the aggregate (other than pursuant to the terms of a contract in existence as of the date of the Business Combination Agreement or entered into in the ordinary course of business);

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of, any material portion of its tangible properties, assets or rights;

•        take any action that would reasonably be expected to significantly delay or impair obtaining governmental consents;

•        grant or establish any form of compensation or benefits to any current employee, officer, director, individual independent contractor or other individual service provider of Inflection Point;

•        incur, agree to pay, accelerate, modify, amend, defer or waive any transaction costs, deferred underwriting commission, advisory fee, placement fee, sponsor reimbursement, working capital loan or other liability in any manner that would cause the minimum cash condition set forth in the Business Combination Agreement to fail to be satisfied; or

•        authorize or agree to do any of the foregoing.

Covenants of Quantum Space

Pursuant to the Business Combination Agreement, Quantum Space has agreed, among other things, to:

•        as soon as reasonably practicable following the date of the Business Combination Agreement (and in any event by September 30, 2026), deliver to Inflection Point audited consolidated balance sheets and statements of operations, members’ deficit and mezzanine equity and cash flows of Quantum Space as of and for the years ended December 31, 2025 and December 31, 2024, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (collectively, the “PCAOB Financial Statements”);

•        (a) as soon as reasonably practicable following the date of the Business Combination Agreement, deliver to Inflection Point unaudited consolidated balance sheets and statements of operations, members’ deficit and mezzanine equity and cash flows of Quantum Space as of and for the six-month periods ending June 30, 2026 and 2025, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Updated Interim Financial Statements”) and (b) as soon as reasonably practicable, deliver to Inflection Point any other audited or unaudited financial statements of the Target Companies that are required by applicable law to be included in the proxy statement/prospectus;

•        while it is in possession of material nonpublic information, it will not purchase or sell any securities of Inflection Point (unless otherwise explicitly contemplated in the Business Combination Agreement), communicate such information to any third party, take any other action with respect to Inflection Point in violation of such laws, or cause or encourage any third party to do any of the foregoing;

•        use reasonable best efforts to effectuate the Recapitalization;

•        No later than two (2) Business Days prior to the Closing, deliver to Inflection Point and PubCo the Closing Member Schedule; and

•        except as set forth in the Disclosure Schedules, terminate or settle at or prior to the Closing, without further liability to Inflection Point or the Target Companies, all agreements with related persons.

Covenants of Inflection Point

Pursuant to the Business Combination Agreement, Inflection Point has agreed, among other things, to:

•        during the Interim Period, keep current all of its public filings with the SEC and otherwise comply in all material respects with applicable securities laws, and use commercially reasonable efforts to maintain the listing of the Inflection Point Class A Shares and the Inflection Point Warrants on Nasdaq;

•        upon satisfaction or waiver of the closing conditions set forth in the Business Combination Agreement, cause the Trust Account to be available for payment and thereafter terminate the Trust Account;

•        prior to the Closing Date, approve and adopt the New Quantum Space Incentive Plan, in a form to be mutually agreed upon, with an initial share reserve, evergreen and other plan terms based upon peer-company benchmarking and in consultation with an independent outside compensation advisor; and

•        subject to receipt of the required shareholder approval, at least one (1) Business Day prior to the Closing, cause the Domestication to become effective, including by filing with the Delaware Secretary of State a Certificate of Domestication and Inflection Point Charter, and completing, making and procuring all those filings required to be made with respect to Cayman Islands law.

Joint Covenants

In addition, each of Quantum Space and the Purchaser Parties has agreed, among other things:

•        during the Interim Period, not to solicit, assist, initiate, engage or facilitate the making, submission or announcement of, or encourage, any Acquisition Proposal (as defined in the Business Combination Agreement), furnish any non-public information regarding such party or its affiliates to any person or group in connection with or in response to an Acquisition Proposal, engage or participate in discussions or negotiations with any person or group with respect to any Acquisition Proposal, approve, endorse or recommend any Acquisition Proposal, negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, release any third person from any confidentiality agreement, or otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions or negotiations;

•        to notify the other parties as promptly as practicable (and in any event within two (2) Business Days) in writing of the receipt of any inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal, specifying in each case the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information, and to keep the other parties promptly informed of the status of any such inquiries, proposals, offers or requests for information;

•        to give prompt notice of certain matters to the other parties, including any notice or other communication from any governmental authority in connection with the transactions contemplated by the Business Combination Agreement, any Actions (as defined in the Business Combination Agreement) commenced or threatened against, relating to or involving or otherwise affecting any party that relate to the consummation of the transactions contemplated by the Business Combination Agreement, and any change or event that has had or would reasonably be expected to have a material adverse effect;

•        to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Business Combination Agreement, including (i) obtaining all necessary actions or non-actions, waivers, consents, clearances, decisions, declarations, approvals and filings from governmental authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, waiver or exemption from any governmental authority, (ii) obtaining all necessary consents, approvals or waivers from third parties and (iii) executing and delivering any additional instruments necessary to consummate the transactions contemplated by the Business Combination Agreement;

•        to make any required filing or application under Antitrust Laws (as defined in the Business Combination Agreement), as applicable, at such party’s sole cost and expense (except that any fees or other amounts charged by any governmental authorities relating to such filings or applications will be paid by Inflection Point and Quantum Space on a 50/50 basis), to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, and to (i) cooperate with each other party in connection with the foregoing, (ii) keep the other parties reasonably informed of any communication received by such party from or given by any governmental authority in connection thereto, (iii) permit a representative of the other parties and their respective outside counsel to review any such communication, and to consult with each other in connection with any proceeding relating thereto (and provide the other parties the opportunity to attend any meetings and conferences relating thereto, (iv) provide a party’s representative apprised of any such meetings and conferences to the extent such representative is prohibited from participating or attending such meetings or conferences, and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated by the Business Combination Agreement, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any governmental authority;

•        as promptly as practicable after the execution of the Business Combination Agreement and receipt of the PCAOB Financial Statements and Updated Interim Financial Statements, to jointly prepare and file with the SEC the proxy statement/registration statement, in which the proxy statement will be included as a prospectus, and to use reasonable best efforts to cause the proxy statement/registration statement to comply with the rules and regulations promulgated by the SEC, to have the registration statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the registration statement effective as long as is necessary to consummate the transactions contemplated by the Business Combination Agreement;

•        for a period of six (6) years from the Closing Date, to maintain in effect the exculpation, indemnification and advancement of expenses provisions in favor of D&O Indemnified Parties of the Purchaser’s and the Target Companies’ respective organizational documents as in effect immediately prior to the Closing Date or in any indemnification agreements with any D&O Indemnified Party as in effect immediately prior to the Closing Date, and not to amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party, and to obtain and maintain directors’ and officers’ liability insurance policies (“D&O Tail”) for a period of six (6) years following the Closing;

•        during the Interim Period, not to issue any public release, filing or announcement concerning the Business Combination Agreement, the ancillary documents or the transactions without the prior written consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable law or the rules or regulations of any securities exchange, in which case the applicable party shall use commercially reasonable efforts to allow the other parties reasonable time to comment on such release or announcement in advance of such issuance, and to mutually agree upon and issue press releases announcing the execution of the Business Combination Agreement and the consummation of the transactions;

•        to cooperate regarding post-Closing board composition;

•        to use reasonable best efforts to satisfy the conditions of the closing obligations contained in the subscription agreements relating to the PIPE Investment and to consummate the transactions contemplated thereby (with a target of approximately $300,000,000, of which approximately $240,000,000 has been committed);

•        to use commercially reasonable efforts to arrange the Prime Movers Financing (up to approximately $32,000,000);

•        to cooperate in efforts to list the New Quantum Space Class A-1 Common Stock on Nasdaq; and

•        to cooperate regarding tax matters and the Intended Tax Treatments described herein.

Closing Conditions

The consummation of the Business Combination is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions set forth below. Therefore, unless these conditions are waived (to the extent they can be waived) by the applicable parties to the Business Combination Agreement, the Business Combination may not be consummated. There can be no assurance that the parties to the Business Combination Agreement would waive any such provisions of the Business Combination Agreement.

Conditions to the Obligations of Each Party

The consummation of the Business Combination is conditioned upon the satisfaction of certain customary closing conditions by each of the parties, including among other things:

•        Inflection Point Shareholder Approval will have been obtained;

•        Each required regulatory approval has been obtained, made or completed and in full force and effect, and any applicable waiting period (or extension thereof) under any U.S. antitrust law or any applicable foreign review has expired or been terminated;

•        No governmental authority will have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is then in effect and which has the effect of making the transactions contemplated by the Business Combination Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated thereby;

•        The Registration Statement (of which this proxy statement/prospectus forms a part) will have been declared effective under the Securities Act by the SEC and shall remain effective as of the Closing, and no stop order suspending the effectiveness thereof will have been issued and be in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn;

•        The shares of New Quantum Space Class A-1 Common Stock to be issued in connection with the Business Combination will have been conditionally approved for listing on Nasdaq, subject to any requirement to have a sufficient number of round lot holders; and

•        The Proposed Charter and Proposed Bylaws will have been duly filed with the Secretary of State of the State of Delaware and adopted by New Quantum Space.

Conditions to the Obligations of Quantum Space

The obligations of Quantum Space to consummate the Business Combination are subject to the satisfaction of each of the following additional conditions, any one or more of which may be waived in writing exclusively by Quantum Space:

•        (a) Certain fundamental representations will be true and correct in all respects (other than de minimis inaccuracies) on and as of the date of the Business Combination Agreement and on and as of the Closing Date as if made on the Closing Date (except for those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects (other than de minimis inaccuracies) as of such date), and (b) all of the representations and warranties of the Purchaser Parties set forth in the Business Combination Agreement and in any certificate delivered by or on behalf of Inflection Point pursuant thereto will be true and correct on and as of the date of the Business Combination Agreement and on and as of the Closing Date as if made on and as of the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties will have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Purchaser Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect;

•        The Purchaser Parties will have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective covenants under the Business Combination Agreement, and Ancillary Documents to which they are a party, to be performed or complied with by them on or prior to the Closing Date;

•        No Purchaser Material Adverse Effect will have occurred since the date of the Business Combination Agreement that is continuing and uncured;

•        The Domestication will have been completed and a time-stamped copy of the certificate of domestication will have been delivered to Quantum Space;

•        Inflection Point will have made appropriate arrangements to have the Trust Account available for payment at the Closing;

•        As of the Closing, the aggregate cash proceeds available for release to Inflection Point from the Trust Account in connection with the Business Combination (after, for the avoidance of doubt, giving effect to all of the Redemptions), plus the gross proceeds of the PIPE Investment available to Inflection Point, less all Company Transaction Costs and Purchaser Transaction Costs, shall be equal to or greater than $90,000,000;

•        Inflection Point will have delivered to Quantum Space a duly executed officer’s certificate and secretary’s certificate; and

•        Inflection Point will have delivered, or caused to be delivered, all of the Ancillary Documents specified to be delivered by it under the Business Combination Agreement, duly executed by the applicable parties.

Conditions to the Obligations of the Purchaser Parties

The obligations of the Purchaser Parties to consummate the Business Combination are subject to the satisfaction of each of the following additional conditions, any one or more of which may be waived in writing exclusively by Inflection Point:

•        (a) Certain fundamental representations of Quantum Space will be true and correct in all respects (other than de minimis inaccuracies) on and as of the date of the Business Combination Agreement and on and as of the Closing Date as if made on the Closing Date (except for those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects (other than de minimis inaccuracies) as of such date), and (b) all of the representations and warranties of Quantum Space set forth in the Business Combination Agreement and in any certificate delivered by or on behalf of Inflection Point pursuant thereto will be true and correct on and as of the date of the Business Combination Agreement and on and as of the Closing Date as if made on and as of the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties will have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; Quantum Space will have performed in all material respects all of its obligations and complied in all material respects with all of its covenants under the Business Combination Agreement;

•        No Company Material Adverse Effect will have occurred since the date of the Business Combination Agreement that is continuing and uncured;

•        The Recapitalization will have been completed in accordance with the Business Combination Agreement, the Closing Member Schedule, and the Exchange Schedule;

•        Quantum Space will have delivered to Inflection Point a duly executed officer’s certificate and secretary’s certificate;

•        Quantum Space will have delivered, or caused to be delivered, all of the Ancillary Documents specified to be delivered by it under the Business Combination Agreement, duly executed by Quantum Space or the applicable Seller (as applicable);

•        Quantum Space will have delivered certain material third-party consents;

•        The Requisite Member Approval of Quantum Space will have been obtained; and

•        No party may rely on the failure of any closing condition if such failure was caused by or resulted from such party’s own breach of the Business Combination Agreement.

Termination; Effectiveness

Quantum Space and Inflection Point will be able to terminate the Business Combination Agreement by mutual written consent. Either Quantum Space or Inflection Point would be able to terminate the Business Combination Agreement:

•        by written notice if any of the conditions to the Closing have not been satisfied or waived by June 8, 2027 (the “Outside Date”); provided, however, the right to terminate will not be available to a party if the breach or violation by such party or its Affiliates of any representation, warranty, covenant or obligation under the Business Combination Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; and

•        by written notice if a governmental authority of competent jurisdiction will have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such order or other action has become final and non-appealable; provided, however, that the right to terminate will not be available to a party if the failure by such party or its Affiliates to comply with any provision of the Business Combination Agreement has been a substantial cause of, or substantially resulted in, such action by such governmental authority.

Quantum Space would be able to terminate the Business Combination Agreement:

•        if (i) there has been a breach by any Purchaser Party of any of its representations, warranties, covenants or agreements, or if any representation or warranty will have become untrue or inaccurate, which would result in a failure of a closing condition, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Inflection Point or (B) the Outside Date; provided, that Quantum Space will not have the right to terminate if at such time Quantum Space is in material uncured breach of the Business Combination Agreement;

•        if the Inflection Point Board modifies its recommendation that shareholders vote “FOR” each of the Condition Precedent Proposals, provided that Quantum Space’s right to terminate will not be exercisable until five (5) Business Days after such modification in recommendation, and such right will lapse if Inflection Point rescinds such modification in recommendation in writing within such five (5) Business Day period;

•         if the Inflection Point Shareholder Approvals will not have been obtained by reason of the failure to obtain the required vote at the extraordinary general meeting duly convened therefor or at any adjournment or postponement thereof; or

•        if (i) all the conditions to the Purchaser Parties’ obligations have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), (ii) Inflection Point fails to consummate the Transactions on or prior to the day when the Closing is required to occur, (iii) Quantum Space has irrevocably confirmed in writing to the Purchaser Parties that it is ready, willing and able to consummate the Closing, and (iv) the Purchaser Parties fail to effect the Closing within five (5) Business Days following delivery of such confirmation.

Inflection Point would be able to terminate the Business Combination Agreement:

•        if (i) there has been a breach by Quantum Space of any of its representations, warranties, covenants or agreements, or if any representation or warranty will have become untrue or inaccurate, which would result in a failure of a closing condition, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Quantum Space or (B) the Outside Date; provided, that Inflection Point will not have the right to terminate if at such time any Purchaser Party is in material uncured breach of the Business Combination Agreement; or

•        if (i) all the conditions to Quantum Space’s obligations have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), (ii) Quantum Space fails to consummate the Transactions on or prior to the day when the Closing is required to occur, (iii) the Purchaser Parties have irrevocably confirmed in writing to Quantum Space that they are ready, willing and able to consummate the Closing, and (iv) Quantum Space fails to effect the Closing within five (5) Business Days following delivery of such confirmation.

Waiver and Amendments

At any time prior to Closing, any party to the Business Combination Agreement may (a) extend the time for the performance of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in the Business Combination Agreement or (c) waive compliance by the other parties with any of the agreements or conditions contained in the Business Combination Agreement. The Business Combination Agreement may be amended, supplemented or modified only by execution of a written instrument signed by all parties thereto.

Fees and Expenses

Pursuant to the Business Combination Agreement, subject to the Closing of the Transactions, PubCo shall pay or reimburse, or cause to be paid or reimbursed, all unpaid Company Transaction Costs and all unpaid Purchaser Transaction Costs, with Purchaser Transaction Costs subject to the Purchaser Expense Cap, provided that, with respect to Transfer Taxes, PubCo will bear Transfer Taxes attributable to the Redemptions, the Sponsor Share Conversion, the Domestication and the Merger, and the Target Companies will bear all other Transfer Taxes. In the event that the Business Combination Agreement is terminated, each party will bear its own costs and expenses.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies or forms of which are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part. Shareholders of Inflection Point and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

Tax Receivable Agreement

At the Closing, Quantum Space, Inflection Point, New Quantum Space and each Participating TRA Holder will enter into the Tax Receivable Agreement, pursuant to which New Quantum Space will be obligated to make payments to the Participating TRA Holders equal to a specified percentage of the net cash tax savings, if any, that New Quantum Space and its subsidiaries realize (or are deemed to realize) as a result of certain covered tax assets, including existing tax basis in certain assets of Quantum Space, tax basis adjustments resulting from future exchanges of Quantum Space Common Units for shares of New Quantum Space Class A Common Stock, and certain other tax benefits related to entering into the Tax Receivable Agreement and making payments thereunder.

A&R Registration Rights Agreement

At the Closing, New Quantum Space, the Sponsor, certain Sellers and PIPE Investors will enter into the A&R Registration Rights Agreement, pursuant to which such holders will be granted certain customary registration rights, including demand and piggyback registration rights, on the terms and subject to the conditions therein, with respect to securities of New Quantum Space held following the Business Combination.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Inflection Point, Quantum Space and the Sponsor entered into the Sponsor Support Agreement, pursuant to which the Sponsor has agreed to, among other things:

(i)     vote in favor of the adoption of each of the Transaction Proposals;

(ii)    vote against any alternative transaction or any proposal relating to an alternative transaction (in each case, other than the Transaction Proposals);

(iii)   vote against any merger agreement or merger, consolidation, combination (other than the Business Combination Agreement and the transactions contemplated thereby), sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Inflection Point;

(iv)   vote against any change in the business, management or board of directors of Inflection Point (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or the agreements and instruments contemplated thereby or otherwise related to the transactions contemplated therein); and

(v)    vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the transactions contemplated thereby, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Inflection Point under the Business Combination Agreement, (C) result in any of the closing conditions set forth in the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in the Sponsor Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any Inflection Point Ordinary Shares.

(vi)    Pursuant to the Sponsor Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Inflection Point, the Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Founder Shares or Private Placement Warrants, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any such Founder Shares or Private Placement Warrants without the prior written consent of Quantum Space, unless such transfer is deemed a Permitted Transfer (as defined in the Sponsor Support Agreement).

(vii)   The Sponsor has also agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Quantum Space or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Sponsor Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination.

(viii) In addition, pursuant to the Sponsor Support Agreement, the Sponsor agreed to waive, subject to the consummation of the Business Combination, any and all anti-dilution rights with respect to the rate at which the Founder Shares convert into Inflection Point Class A Shares in connection with the transactions contemplated by the Business Combination Agreement. Quantum Space agreed to indemnify the Sponsor from and against certain liabilities relating to the Business Combination for a period of six years after the Closing. The Sponsor Support Agreement terminates upon the earlier to occur of the Closing, the termination of the Business Combination Agreement, the liquidation of Inflection Point or the written agreement of the Sponsor, Inflection Point and Quantum Space.

Member Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Quantum Space, Inflection Point and the Required Members entered into the Member Support Agreement, pursuant to which the Required Members have generally agreed to, among other things:

(i)     approve and adopt the Business Combination Agreement and the consummation of the transactions contemplated thereby, including the Recapitalization and the entry into the Quantum Space A&R Operating Agreement;

(ii)    vote against any alternative transaction or any proposal relating to an alternative transaction;

(iii)   vote against any merger agreement or merger, consolidation, combination (other than the Business Combination Agreement and the transactions contemplated thereby), sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Quantum Space;

(iv)   vote against any change in the business or board of managers of Quantum Space (other than pursuant to the Business Combination Agreement or the agreements and instruments contemplated by the Business Combination Agreement or otherwise related to the transactions contemplated therein); and

(v)    vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Member Support Agreement, the Business Combination Agreement or the transactions contemplated thereby, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Quantum Space under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Required Members contained in the Member Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Quantum Space.

(vi)   Pursuant to the Member Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Quantum Space, the Required Members shall not sell, transfer or dispose of their Quantum Space equity interests (subject to certain permitted transfers). The Member Support Agreement terminates upon the earlier to occur of the Closing, the termination of the Business Combination Agreement, the liquidation of Quantum Space or the written agreement of the Required Members, Inflection Point and Quantum Space.

Lock-Up Agreements

Sponsor Lock-Up.    At the Closing, the Sponsor and New Quantum Space will enter into the Sponsor Lock-Up Agreement, pursuant to which the Sponsor’s shares of New Quantum Space Class A-1 Common Stock (including shares received upon conversion of Founder Shares) will be subject to a lock-up for a period of six (6) months following the Closing. Private Placement Warrants and New Quantum Space Warrants held by the Sponsor will be subject to a lock-up for thirty (30) days following the Closing.

Seller Lock-Up.    In connection with the Business Combination, the Sellers will enter into lock-up agreements pursuant to which each Seller’s shares of New Quantum Space Class A Common Stock and New Quantum Space Class B Common Stock (and paired Quantum Space Common Units) will be subject to a lock-up for a period of six (6) months following the Closing, subject to certain customary exceptions.

Quantum Space A&R Operating Agreement

At the Closing, Quantum Space will enter into the Quantum Space A&R Operating Agreement, pursuant to which, among other things, (i) Inflection Point (as the surviving corporation of the Merger) will be admitted as the managing member of Quantum Space, (ii) the Up-C Sellers will continue as non-managing members holding Quantum Space Common Units, and (iii) the Up-C Sellers will be granted the right, subject to certain conditions and limitations (including applicable lock-up periods), to exchange their retained Quantum Space Common Units (together with a corresponding number of shares of New Quantum Space Class B Common Stock, which will be cancelled upon such exchange) for shares of New Quantum Space Class A Common Stock on a one-for-one basis (or, at New Quantum Space’s election, for cash equal to the fair market value thereof).

Series A SPAs

In connection with the transactions contemplated by the Business Combination Agreement, on the Signing Date, PubCo, Quantum Space and the Closing PIPE Investors entered into the Series A SPAs. Pursuant to the Series A SPAs, the Closing PIPE Investors agreed, among other things, to purchase, at Closing, an aggregate of (i) 19,999,994 shares of Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation and (ii) New Quantum Space Series A Warrants to purchase an aggregate of 19,999,994 shares of New Quantum Space Class A-1 Common Stock, for an aggregate purchase price of $240 million (the “Closing PIPE Investment”). Each share of Series A Preferred Stock will have a stated value of $12.00 (the “Stated Value”).

Pre-Funded SPAs

In connection with the transactions contemplated by the Business Combination Agreement, on the Signing Date, Quantum Space entered into the Pre-Funded SPAs with the Pre-Funded Investors. Pursuant to the Pre-Funded SPAs, the Pre-Funded Investors agreed, among other things, to purchase, and Quantum Space issued and sold, an aggregate of 5,882,352 Pre-Funded Preferred Units and Pre-Funded Warrants to purchase 5,882,352 Quantum Space Common

Units, at an initial exercise price of $12.00 per unit, substantially concurrently with the execution and delivery of the Business Combination Agreement for an aggregate purchase price of approximately $60 million (the “Pre-Funded Investment”). The Pre-Funded Preferred Units will be contributed to New Quantum Space at the Closing in exchange for Series A Preferred Stock, and the Pre-Funded Warrants held by Pre-Funded Investors that elect to do so will be contributed to New Quantum Space in exchange for New Quantum Space Series A Warrants.

Seller Class B Subscription Agreement

At the Closing, each Up-C Seller will enter into the Seller Class B Subscription Agreement, pursuant to which such Up-C Seller will purchase shares of New Quantum Space Class B Common Stock (either New Quantum Space Class B-1 Common Stock, carrying one (1) vote per share, or New Quantum Space Class B-2 Common Stock, carrying ten (10) votes per share, as designated on the Exchange Schedule) in a number equal to the Quantum Space Common Units retained by such Up-C Seller, at a purchase price equal to par value per share.

Warrant Assumption Agreement

At the Closing, New Quantum Space will enter into the Warrant Assumption Agreement, pursuant to which New Quantum Space will assume all Post-Domestication Warrants outstanding immediately prior to the Effective Time and such warrants will be converted into New Quantum Space Warrants on substantially the same terms.

Transfer Restrictions

The Business Combination Agreement contemplates that, at the Closing, New Quantum Space and the Sponsor will enter into the Sponsor Lock-Up Agreement, and New Quantum Space and the Lock-Up Holders will enter into the Quantum Space Lock-Up Agreement (together with the Sponsor Lock-Up Agreement, the “Lock-Up Agreements”), pursuant to which the parties thereto will agree to restrictions on transfer with respect to specified securities of New Quantum Space. An aggregate of 8,433,333 Sponsor Lock-Up Securities and approximately [•] Lock-Up Securities will be subject to six-month transfer restrictions, representing approximately [•]% of the total issued and outstanding shares of New Quantum Space Common Stock following the Business Combination, assuming the [•]% Redemption Scenario. The 5,000,000 Sponsor Lock-Up Warrants, together with any shares of New Quantum Space Class A-1 Common Stock issued or issuable upon exercise thereof, will be subject to transfer restrictions for 30 days following the Closing. The Sponsor Lock-Up Agreement will amend and supersede Section 7 of the Letter Agreement, which will be of no further force or effect as of the Closing.

The transfer restrictions contained in the Lock-Up Agreements are summarized in the table below:

Subject Securities	Holders Subject to Restrictions	Lock-Up Period	Exceptions
8,433,333 shares of New Quantum Space Class A-1 Common Stock, to be issued to the Sponsor in respect of its 8,433,333 Founder Shares in connection with the Domestication and the Business Combination.	The Sponsor.	Six months after the consummation of the Business Combination.	Prior written consent of the New Quantum Space board of directors; specified permitted transfers under the Sponsor Lock-Up Agreement.(1)
5,000,000 New Quantum Space Warrants and any shares of New Quantum Space Class A-1 Common Stock issued or issuable upon exercise thereof.	The Sponsor.	30 days after the consummation of the Business Combination.	Prior written consent of the New Quantum Space board of directors; specified permitted transfers under the Sponsor Lock-Up Agreement.(1)

Subject Securities	Holders Subject to Restrictions	Lock-Up Period	Exceptions

[•] shares of New Quantum Space Common Stock held by the Lock-Up Holders immediately after the Closing (other than shares acquired in the public market after the Closing), together with shares issuable upon exercise of options and other securities convertible into, or exercisable, redeemable or exchangeable for, New Quantum Space Common Stock held immediately after the Closing, including paired Quantum Space Common Units and corresponding Class B-1 or Class B-2 shares.

	The Lock-Up Holders.	Six months after the consummation of the Business Combination.	Prior written consent of the New Quantum Space board of directors; specified permitted transfers under the Quantum Space Lock-Up Agreement.(2)

____________

(1)      The Sponsor Lock-Up Agreement permits specified transfers, subject to its terms, including transfers to New Quantum Space’s officers and directors and their affiliates and family members, to members or partners of the Sponsor or their affiliates, to affiliates of the Sponsor, or to employees of such affiliates; transfers to investment funds or vehicles the holder or its affiliates control or manage; gifts to a qualifying trust or charitable organization; transfers by will or intestacy or pursuant to a qualified domestic relations order; transfers to a wholly owned entity, nominee or custodian; transfers in connection with any legal, regulatory or other order; in the case of an entity that is a trust, transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of the trust; distributions to, and dissolution transfers by, entity holders; the “cashless” or “net” exercise of options or warrants, or the vesting of stock awards, and related transfers to pay the exercise price of options or warrants or taxes due upon such exercise or vesting, with all resulting shares remaining subject to the lock-up; transfers to New Quantum Space under repurchase or forfeiture arrangements upon termination of service; the establishment of a Rule 10b5-1 trading plan under the Exchange Act that does not permit sales during the Lock-Up Period and as to which no public announcement or filing is voluntarily made or required during the Lock-Up Period; transfers in a liquidation, merger, share exchange or similar transaction in which all securityholders may exchange their shares; and specified transfers to satisfy tax obligations of a holder or its direct or indirect owners, solely to the extent necessary, arising from a change in the U.S. Internal Revenue Code (or the Treasury Regulations) after the date of the Business Combination Agreement that prevents the Business Combination from qualifying as a reorganization under Section 368 of the Code (and for which no similar tax-free treatment is available under any successor or other provision of the Code or the Treasury Regulations). Certain permitted transferees must execute a joinder to the Sponsor Lock-Up Agreement.

(2)     The Quantum Space Lock-Up Agreement permits specified transfers, subject to its terms, including transfers of securities other than the Lock-up Securities and any equity securities issued or issuable with respect to the Lock-up Securities by way of a stock dividend, stock split, recapitalization, merger, consolidation or similar transaction; transfers by an individual to affiliates or family members; transfers to investment funds or vehicles the holder or its affiliates control or manage; gifts to a qualifying trust or charitable organization; transfers by will or intestacy or pursuant to a qualified domestic relations order; transfers to a wholly owned entity, nominee or custodian; transfers in connection with any legal, regulatory or other order; transfers by a trust to its trustor or beneficiaries, or to the estate of a beneficiary of the trust; distributions to, and dissolution transfers by, entity holders; the “cashless” or “net” exercise of options or warrants, or the vesting of stock awards, and related transfers to pay the exercise price of options or warrants or taxes due upon such exercise or vesting, with all resulting shares remaining subject to the lock-up; transfers to New Quantum Space under repurchase or forfeiture arrangements upon termination of service; the establishment of a Rule 10b5-1 trading plan under the Exchange Act that does not permit sales during the Lock-Up Period and as to which no public announcement or filing is voluntarily made or required during the Lock-Up Period; transfers in a liquidation, merger, share exchange or similar transaction in which all securityholders may exchange their shares; and transfers to satisfy U.S. federal, state or local income tax obligations of a holder or its direct or indirect owners arising directly from the Business Combination (including any gain recognized in connection with the Seller Contributions, the Recapitalization or the exchange of equity interests in Quantum Space for New Quantum Space Common Stock or Quantum Space Common Units), solely to the extent necessary to cover such tax liability, provided that the holder delivers to New Quantum Space, no later than five Business Days prior to the transfer, a certificate setting forth in reasonable detail the amount and calculation of the tax obligation, together with a written opinion or advice from a nationally recognized accounting firm or tax counsel reasonably acceptable to New Quantum Space confirming the obligation, and provided, further, that the number of Lock-up Securities transferred does not exceed the number necessary to satisfy the obligation based on the volume-weighted average closing price of the New Quantum Space Common Stock for the ten trading days immediately preceding the transfer. Certain permitted transferees must execute a joinder to the Quantum Space Lock-Up

Agreement. In addition, the exercise of an exchange or conversion right pursuant to which Quantum Space Common Units, together with the corresponding shares of New Quantum Space Class B-1 or Class B-2 Common Stock, are exchanged for shares of New Quantum Space Class A-1 or Class A-2 Common Stock will be permitted during the Lock-Up Period; however, the Class A-1 or Class A-2 shares received upon the exchange or conversion will remain subject to the transfer restrictions for the remainder of the Lock-Up Period.

Background of the Business Combination

Inflection Point is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Business Combination is the result of an extensive search for a suitable acquisition candidate utilizing the investment, operating and capital markets experience of Inflection Point’s management team and the Inflection Point Board. The terms of the Business Combination are the result of extensive negotiations among representatives of Inflection Point and Quantum Space, LLC. The following chronology summarizes the principal meetings and events that resulted in the execution of the letter of intent, Business Combination Agreement and related transaction documents with Quantum Space, but does not purport to catalogue every discussion among representatives of Inflection Point, Quantum Space and their respective advisors.

Prior to entering into the Business Combination Agreement, Inflection Point reviewed approximately thirteen acquisition opportunities across a variety of industries, entered into approximately eight non-disclosure agreements with prospective business combination candidates (including Quantum Space), conducted active discussions with approximately nine potential targets and submitted draft letters of intent to approximately three companies. Following its diligence efforts and negotiations with Quantum Space, Inflection Point concluded that Quantum Space represented an attractive business combination opportunity based upon its differentiated space infrastructure platform, established customer relationships, growing contract backlog, recent award under the Space Force Andromeda program, experienced management team and significant opportunities across both commercial and government space markets.

On March 24, 2026, Michael Blitzer and Kevin Shannon met with Kerry Wisnosky, who served as Chief Executive Officer of Quantum Space on such date and now serves as President of Quantum Space, Phil Bracken, Chief Technology Officer of Quantum Space, Maissan Almaskati, who served as Interim Chief Financial Officer of Quantum Space on such date, and representatives of IBX, LLC (an innovation and investment firm founded and led by Dr. Ghaffarian as Chief Executive Officer, and a significant stockholder of Quantum Space), to discuss Quantum Space’s ongoing Series A-1 financing and broader strategic objectives. During the meeting, Quantum Space’s management team also provided an overview of the company’s business, existing contract backlog, long-term growth strategy and anticipated capital requirements.

On March 31, 2026, Inflection Point and Quantum Space entered into a non-disclosure agreement. Later that day, representatives of Quantum Space held a follow-up diligence session with representatives of Inflection Point to conduct a more detailed review of the company’s existing contract backlog, business development pipeline and anticipated future contract opportunities.

Also on March 31, 2026, Mr. Blitzer conducted a reference call with Jim Bridenstine, who had recently been identified as a potential Chief Executive Officer candidate for Quantum Space, to discuss his background, leadership experience and vision for the company.

On April 1, 2026, representatives of IBX held a discussion with Mr. Shannon regarding the anticipated timing of a potential business combination and the sequencing for engaging legal counsel, financial advisors, auditors and other transaction service providers should the parties elect to proceed with a SPAC transaction.

On April 2, 2026, Messrs. Wisnosky, Bracken and Almaskati, together with representatives of IBX, met with Mr. Shannon to review Quantum Space’s financial model and underlying operating assumptions. During the meeting, the parties also discussed the possibility of converting a portion of Quantum Space’s contemplated private financing into a prefunded component of the PIPE financing to be raised in connection with the proposed business combination.

Following these initial diligence sessions, representatives of Inflection Point continued their review of Quantum Space’s operations while simultaneously negotiating the principal commercial terms of a potential transaction.

On April 8, 2026, Quantum Space provided Inflection Point with an updated financial model reflecting additional expected capital expenditures associated with the company’s growth plans.

On April 13, 2026, Inflection Point submitted an initial draft letter of intent (“LOI”) to Quantum Space.

On April 15, 2026, Messrs. Wisnosky and Bridenstine (who had been identified as a prospective Chief Executive Officer candidate for Quantum Space and was appointed to that position, as announced on May 5, 2026), Dr. Kam Ghaffarian, a non-employee director of Quantum Space, and representatives of Cantor met with Messrs. Blitzer and Shannon during the Space Symposium in Colorado Springs, CO. Following the meeting, the parties met for dinner, where they discussed the anticipated PIPE financing strategy, investor presentation and transaction process.

On April 16, 2026, Inflection Point submitted a revised LOI reflecting, among other changes, an increased proposed pre-money valuation of approximately $600 million and a larger anticipated PIPE financing following Quantum Space’s recent award under the Space Force Andromeda program, a multi-year contract with an estimated IDIQ ceiling value of over $6.2 billion, reflecting the maximum shared contract value across all 14 awardees, which the Inflection Point Board and management viewed as validating Quantum Space’s technical capabilities and competitive position within the broader space infrastructure market and as complementing Quantum Space’s existing base of government contracts. The Inflection Point Board and management further noted that the $6.2 billion figure represents the aggregate ceiling value available to be shared among all 14 awardees under the Space Force Andromeda program, that Quantum Space’s actual share of task orders issued under the program to date has been, and is expected in the future to be, significantly less than such ceiling amount, and that no assurance can be given as to the amount or timing of any future task orders that may be issued to Quantum Space.

On April 20, 2026, Quantum Space returned an LOI markup reflecting, among other changes, an increased anticipated PIPE financing, the proposed terms of a Sponsor Support Agreement to be executed concurrently with the execution of a definitive agreement for the transactions contemplated by the LOI, a proposed $250 million minimum cash condition to such definitive agreement with respect to the cash available from the Trust Account, a determination of the transaction consideration using a fixed $10.00 per share valuation, and a $15 million cap on transaction fees and expenses to be incurred by Inflection Point to be paid by the surviving entity in the contemplated transaction.

On April 24, 2026, the Inflection Point Board met to review the status of several potential business combination opportunities. Following discussion regarding the Company’s ongoing diligence efforts and management’s evaluation of Quantum Space, the Inflection Point Board authorized management to prioritize Quantum Space as Inflection Point’s principal business combination opportunity and to continue negotiating definitive transaction terms.

On April 27, 2026, Quantum Space returned a revised draft of the LOI reflecting, among other changes, (i) its agreement to reduce the proposed minimum cash condition from $250 million to $150 million in light of then-prevailing market conditions for special purpose acquisition company business combinations and to mitigate execution risk associated with potential redemptions by Inflection Point’s public shareholders; (ii) its agreement to determine the transaction consideration using the applicable redemption price rather than a fixed $10.00 per share valuation in order to align the transaction consideration with the amount of funds actually available in the Trust Account at Closing and to reduce potential dilution to Quantum Space’s equityholders; and (iii) its proposal to add an equity incentive grant for certain members of Quantum Space’s executive management.

On May 5, 2026, Mr. Shannon, together with representatives of Cantor, met with Messrs. Bridenstine, Wisnosky and Bracken for dinner in Maryland following the public announcement of Mr. Bridenstine’s appointment as Chief Executive Officer of Quantum Space. During the meeting, the parties discussed the anticipated Business Combination process, PIPE financing strategy and broader transaction timeline.

On May 6, 2026, representatives of Inflection Point traveled to Quantum Space’s production and engineering facilities in Rockville, Maryland, where Messrs. Wisnosky, Bracken and representatives of Quantum Space provided tours of the company’s manufacturing and engineering operations. Following the facility tours, the parties discussed Quantum Space’s production roadmap, existing contract backlog and anticipated growth opportunities.

On May 7, 2026, representatives of Quantum Space held a diligence session with representatives of Inflection Point to review the financial model supporting the proposed Business Combination and the anticipated investor presentation to be used in connection with the PIPE financing. Cantor and Moelis & Company LLC (“Moelis”) also attended the diligence session.

On May 7, 2026, Reed Smith sent a revised LOI to Inflection Point, reflecting, among other negotiated provisions, a reduction in Inflection Point’s post-closing board representation from two directors to one director.

On May 8, 2026, the parties executed the LOI.

Following execution of the LOI, the parties commenced confirmatory due diligence while simultaneously negotiating the definitive transaction documents and launching the proposed PIPE financing.

On May 12, 2026, Messrs. Bridenstine, Wisnosky and Almaskati, together with representatives of IBX, Cantor and Reed Smith, held the first organizational call with representatives of Inflection Point and White & Case. During the meeting, the parties discussed the anticipated Business Combination timeline, allocation of responsibilities for preparing the Business Combination Agreement and related transaction documents, the proposed PIPE financing process and the principal diligence workstreams. Later that day, and continuing into May 13, 2026, Cantor and Moelis conducted a series of diligence sessions with representatives of Inflection Point, Quantum Space and the Company’s independent auditors in connection with the contemplated PIPE financing.

Beginning in mid-May 2026, representatives of Cantor, acting as financial advisor and lead placement agent to Quantum Space, and Moelis, acting as joint placement agent to Quantum Space, commenced the marketing process for the proposed PIPE financing. Over the following several weeks, the placement agents conducted one-on-one meetings with prospective institutional investors, coordinated investor diligence sessions and held periodic update calls with the parties regarding investor feedback, anticipated allocations and transaction timing.

On May 21, 2026, Reed Smith delivered the first draft of the Business Combination Agreement to White & Case.

Between May 21, 2026, and June 8, 2026, White & Case and Reed Smith, upon their respective discussions with Inflection Point and Quantum Space, exchanged drafts of the Business Combination Agreement to finalize its terms. Items negotiated include, among other things, (i) the conversion and treatment of Quantum Space’s securities, (ii) the treatment of the Closing Indebtedness (as defined in the Business Combination Agreement), (iii) the inclusion of a go-forward equity incentive plan, among other employment matters, (iv) a minimum cash condition, (v) recourse and liability, (vi) pre-Closing covenants regarding Quantum Space’s intellectual property, (vii) pre-Closing covenants relating to certain governmental notices, filings, and consents, (viii) various tax provisions, (ix) various representations and warranties, (x) various provisions related to the PIPE Investments, and (xi) matters relating to Privileged Materials (as defined in the Business Combination Agreement).

On May 19, 2026, White & Case delivered to Reed Smith initial drafts of the Series B SPA, form of Pre-Funded Warrant, Series A SPA, form of Certificate of Designation, and form of New Quantum Space Series A Warrant. On May 26, 2026, White & Case delivered to Reed Smith an initial draft of the Seventh Amended and Restated Limited Liability Company Agreement of Quantum Space.

Between May 19, 2026 and May 29, 2026, White & Case and Reed Smith, upon their respective discussions with Inflection Point and Quantum Space, exchanged drafts of the Series B SPA, form of Pre-Funded Warrant, Seventh Amended and Restated Limited Liability Company Agreement of Quantum Space, Series A SPA, form of Certificate of Designation, and form of New Quantum Space Series A Warrant.

On or around May 29, 2026, the forms of the foregoing documents agreed between Inflection Point and Quantum Space were distributed to a select group of institutional accredited investors for review. Between May 29, 2026 and June 7, 2026, Inflection Point, Quantum Space, the investors and their respective counsels negotiated the final terms of the financing documents. Key items negotiated included: (i) the voting threshold required for Series A Preferred Stock holders to approve amendments to the Certificate of Designation and other material corporate actions; (ii) the definition and measurement convention of “VWAP” and the related reset mechanics used to determine adjustments to the conversion price of the Series A Preferred Stock and the exercise price of the Series A Warrant; (iii) mechanics of anti-dilution adjustments to the conversion and exercise prices; (iv) whether to add a closing condition requiring receipt of a certain minimum aggregate subscription amount across all Series A SPAs; and (v) whether to include a closing condition with respect to any amendments to the Business Combination Agreement that would impact the economics of the investors under the Series A SPAs and Series B SPAs.

On May 14, 2026, Mr. Bridenstine participated in a series of meetings with prospective institutional investors during Cantor’s Private Companies Conference as part of the ongoing PIPE marketing process.

On May 19, 2026, representatives of Quantum Space and Inflection Point held a transaction update call to review the status of the PIPE financing and ongoing investor outreach efforts. Later that day, Messrs. Bridenstine and Wisnosky met with Messrs. Blitzer and Shannon for dinner in Washington, D.C. during which the parties discussed recent developments in Quantum Space’s business, the ongoing PIPE marketing process and the anticipated timeline for the proposed Business Combination.

On May 20, 2026, the parties continued their discussions regarding the PIPE financing process, including investor feedback, anticipated allocations and the timetable for completing the Business Combination Agreement and related transaction documentation.

On May 26, 2026, the audit committee of the Inflection Point Board met to consider the engagement of an independent financial advisor to provide a fairness opinion in connection with the proposed Business Combination. Following discussion, the audit committee determined to retain Newbridge Securities Corporation based upon Newbridge’s substantial experience advising special purpose acquisition companies in similar business combination transactions and its qualifications to render an opinion independent of Inflection Point and its affiliates.

On May 28, 2026, Messrs. Blitzer and Shannon traveled to Quantum Space’s Hawthorne, California facility, where Messrs. Wisnosky, Bridenstine and Parekh (who had been identified as a prospective Chief Financial Officer candidate for Quantum Space and was appointed to that position, as announced on June 25, 2026), together with Dr. Kam Ghaffarian, hosted an in-person diligence session. Representatives of Cantor also attended the diligence session. During the visit, representatives of Quantum Space provided a detailed overview of the company’s multimode propulsion technologies, engineering programs and manufacturing activities at the Hawthorne facility. The parties also discussed the company’s operational roadmap, recent management transition and commercialization strategy. Following the facility visit, the parties met for dinner to continue discussions regarding the proposed Business Combination and the status of the ongoing PIPE financing.

Beginning on June 1, 2026, representatives of Inflection Point, Quantum Space and their respective legal and financial advisors commenced daily transaction update calls to coordinate the negotiation of the Business Combination Agreement, PIPE documentation, investor allocations, remaining diligence requests and the anticipated announcement timetable.

On June 3, 2026, representatives of Collected Strategies LLC (“Collected Strategies”), IBX, Reed Smith, Cantor and Inflection Point held a coordination call regarding the public relations and investor relations strategy for the anticipated announcement of the Business Combination. The parties discussed the format of the announcement-day investor webinar, principal messaging and the respective speaking roles of management and transaction participants. The group reconvened on June 5, 2026 with Dr. Ghaffarian, Mr. Bridenstine and Mr. Blitzer to finalize the presentation format, speaking responsibilities and key discussion topics for the public announcement.

Also, during the parties’ June 3, 2026 call, the parties noted that investor demand continued to strengthen and that the proposed PIPE financing was expected to total approximately $300 million. Based upon the progress of the documentation process and investor commitments, the parties reaffirmed their objective of publicly announcing the Business Combination prior to market open on June 8, 2026.

On June 4, 2026, representatives of Collected Strategies, IBX, Quantum Space, Reed Smith, Cantor and Inflection Point held a coordination call at which the parties agreed to structure the PIPE financing as an aggregate $300 million financing, including a $60 million prefunded tranche to fund substantially concurrently with execution of the Business Combination Agreement and a remaining closing tranche to fund upon consummation of the Business Combination. Representatives of the placement agents also substantially completed investor allocations and coordinated the execution of the related subscription agreements.

On June 5, 2026, representatives of Collected Strategies, IBX, Reed Smith, Cantor and Inflection Point reconvened, together with Dr. Ghaffarian, Mr. Bridenstine and Mr. Blitzer to finalize the presentation format, speaking responsibilities and key discussion topics for the public announcement.

On June 5, 2026, the Inflection Point Board met to review the substantially final form of the Business Combination Agreement, the status of the PIPE financing and the remaining diligence workstreams, as well as the Inflection Point Board’s fiduciary duties under Cayman law. Following discussion, the Inflection Point Board (i) determined that it is in the best interests of Inflection Point and its shareholders, and declared it is advisable, for Inflection Point to enter into the Business Combination Agreement and the Ancillary Documents (as defined in the Business Combination Agreement) to which Inflection Point is or will be a party and consummate the Business Combination (including the Domestication), (ii) approved the Business Combination Agreement, the Ancillary Documents (as defined in the Business Combination Agreement) to which Inflection Point is or will be a party and the Business Combination (including the Domestication) on the terms and subject to the conditions in the Business Combination Agreement, and (c) recommended, among other things, the approval and adoption of the Business Combination Agreement and the Business Combination (including the Domestication) by Inflection Point’s shareholders entitled to vote thereon.

Immediately following the Inflection Point Board meeting, the audit committee of the Inflection Point Board met separately to review the potential conflicts of interest arising from affiliates of Inflection Point participating in the prefunded portion of the PIPE financing, including the fact that Inflection Point Fund’s participation (approximately a $32.5 million investment) in the prefunded portion of the PIPE financing would result in Inflection Point Fund holding interests in Quantum Space prior to the consummation of the Business Combination, which may result in a conflict of interest between Inflection Point Fund and the interests of Inflection Point and Public Shareholders, and to consider whether the terms of such participation, including price and other economic terms, were the same as those offered to unaffiliated PIPE investors. Following discussion, the audit committee approved such participation on the terms presented.

On June 7, 2026, the parties held their final daily transaction update call prior to execution of the definitive agreements. During the meeting, the parties confirmed that the Business Combination Agreement was in substantially final form and reaffirmed their expectation of publicly announcing the transaction prior to market open on June 8, 2026. On the morning of June 8, 2026, the parties executed the Business Combination Agreement and all related transaction documents, and the parties released all required signatures in preparation for the public announcement.

On June 8, 2026, Inflection Point and Quantum Space jointly announced the execution of the Business Combination Agreement prior to market open. Concurrently with such announcement, the parties announced a $300 million PIPE financing, consisting of a $60 million prefunded tranche funded substantially concurrently with execution of the Business Combination Agreement and a $240 million closing tranche structured to fund upon consummation of the Business Combination.

The Inflection Point Board’s Reasons for the Approval of the Business Combination

On June 7, 2026, the Inflection Point Board, by unanimous written resolutions in lieu of a meeting, unanimously (i) approved the Business Combination Agreement and the other Transaction Documents to be entered into by Inflection Point and the Business Combination contemplated thereby and (ii) determined that the Business Combination is in the best interests of Inflection Point. The Inflection Point Board also recommended that the shareholders of Inflection Point approve and adopt the Business Combination Agreement and the transactions contemplated thereby and the other proposals to be presented at the extraordinary general meeting.

In evaluating the Business Combination, and before making these determinations and recommendations, the Inflection Point Board consulted with its management team, legal counsel and other advisors and considered a variety of factors. In light of the complexity of those factors, the Inflection Point Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of the Inflection Point Board may have given different weight to different factors in their evaluation of the Business Combination. Among those factors, the Inflection Point Board reviewed the results of due diligence conducted by Inflection Point’s management, legal advisors, and third-party consultants, which included:

•        Research on the space infrastructure industry and related orbital services, which affirmed Inflection Point’s belief that there is ample opportunity for first movers in the industry, specifically within the United States, to solidify competitive positioning and capitalize on significant government funding commitments driven by a focus from the government to allocate resources to critical national security space technologies;

•        Review of certain government contracts, including the Andromeda Contract, an IDIQ contract vehicle established under the U.S. Space Force’s Andromeda program, Space Force’s flagship program to field a proliferated constellation of highly maneuverable, refuellable spacecraft in geosynchronous orbit. The Andromeda Contract has an IDIQ ceiling value of over $6.2 billion, reflecting the maximum shared contract value across all 14 awardees. (see the section entitled “Information about Quantum Space — Andromeda Contract.”);

•        Review of Quantum Space’s ongoing projects, including the development of Quantum Space’s Ranger satellite platform, high-powered orbital transfer vehicles designed for deep-space transport, deploying payloads including Scout satellites, and on-orbit servicing, with one of the largest storable fuel capacities in the industry to maximize maneuverability; manufacturing capacity in a new facility in Tulsa, Oklahoma and integration and testing in Quantum Space’s facility in Hawthorne, California; and strategic partnerships with Intuitive Machines, Axiom Space and X-Energy;

•        A review of Quantum Space’s historical financial performance and forecasts including revenues, contract awards, margin profiles, capital expenditures, cash flow and other relevant financial and operating metrics. This review included a thorough and robust diligence of Quantum Space’s different revenue drivers, historical contract win rate, historical rate of growth, benchmarked where possible, against public and private peer companies based on publicly available information. In recommending the Business Combination, the Inflection Point Board acknowledged Quantum Space’s first mover advantage in a rapidly growing domestic total addressable market and Quantum Space’s rapidly growing revenue starting with approximately $2 million in 2024 and $14 million in 2025, and a projected $24 million and $61 million in 2026 and 2027, respectively;

•        Conference calls and in person meetings with Quantum Space’s management team and representatives regarding operations, company products and services, intellectual property, end customer markets, total available market for each business segment and growth prospects, among other customary due diligence matters, which validated the Inflection Point Board’s view that Quantum Space maintained high-quality management and operations and supported the broader growth trajectory of the business;

•        Findings of a third-party commercial due diligence review of Quantum Space’s operations and business strategy, which supported the Inflection Point Board’s belief that Quantum Space has a strong value proposition, coherent strategy and a first mover advantage in certain dynamic space operations;

•        Review of Quantum Space’s material business contracts, historical financials and audits, targeted government programs, intellectual property and information technology and certain other legal due diligence, which did not reveal any material adverse findings;

•        Customary confirmatory financial and accounting due diligence, which did not reveal any material adverse findings;

•        The prospective financial information of Quantum Space set forth in the materials provided by Quantum Space; and

•        The Fairness Opinion.

The prospectus for the IPO identified the general criteria and guidelines that Inflection Point believed would be important in evaluating prospective target businesses, although Inflection Point indicated that these criteria are not intended to be exhaustive. Any evaluation by Inflection Point relating to the merits of a particular business combination may be based on additional considerations, factors and criteria that our management team may deem relevant. Inflection Point may enter into a business combination with a target business that does not meet these criteria and guidelines. The Inflection Point Board considered these criteria in its evaluation of Quantum Space.

Disruptive Growth Industry:    Inflection Point sought to acquire companies that operate in disruptive growth industries.

Inflection Point believes Quantum Space satisfies this criterion. The orbital infrastructure market represents a disruptive growth industry driven by rising geopolitical threats, increasing national security requirements and the emergence of a new orbital economy beyond low Earth orbit. The global market for designing, launching and operating maneuverable spacecraft across all orbits represents a total addressable market of approximately $100 billion per year, with a serviceable addressable market of approximately $8 billion per year for missions that fit the Ranger platform. The U.S. Space Force budget has grown from approximately $15 billion in FY2021 to approximately $29 billion in FY2025, with FY2027 projected at approximately $71 billion, and the Golden Dome missile defense program represents an initial $175 billion commitment. Quantum Space is positioned to capitalize on this Wave 3 of space demand — the shift toward maneuverability and flexibility at higher orbits at the right cost point — which is fundamentally disrupting the economics and operational paradigms that have historically governed the orbital infrastructure market.

Operational Success and Robust Demand Landscape:    Inflection Point sought to acquire companies that exhibit operational success and a robust demand landscape.

Inflection Point believes Quantum Space satisfies this criterion. Although Quantum Space is still in the development phase for its Ranger production platform, it has demonstrated meaningful operational success by growing revenue from approximately $2 million in 2024 to approximately $14 million in 2025, securing contracts with the U.S. Space

Force (including a $16 million cislunar payload hosting contract, assuming government exercise of options, and a $4 million Air Force Research Lab multi-mode propulsion contract), winning selection as one of 14 awardees on the Andromeda Contract (with an IDIQ ceiling of over $6.2 billion), and submitting proposals to the Department of War for a GEO fuel depot contract (with a proposal value of approximately $36 million) and to DARPA for cislunar operations (with a proposal value of approximately $30 million). No binding agreements relating to the proposed amounts for the Department of War and DARPA proposals have been executed, and there is no assurance that Quantum Space will enter into binding agreements for such amounts or at all. Quantum Space has also identified a robust pipeline of approximately $5.2 billion in total pipeline value across six business segments: space superiority and space control ($1.3 billion), communication and data services ($1.3 billion), space situational awareness and remote sensing ($1.0 billion), satellite life extension ($0.7 billion), refueling ($0.5 billion), and orbital transportation ($0.4 billion). These factors affirm the Inflection Point Board’s belief in the robustness of Quantum Space’s demand landscape.

Expansion into New Business Segments and Geographies:    Inflection Point sought to acquire companies that carry potential to expand into new business segments and geographies.

While Quantum Space’s near-term revenue is anchored in national security space programs, the Ranger platform’s modular, refuelable design creates a clear pathway to expand into commercial business segments, including satellite life extension for high-value GEO assets, on-orbit refueling services, and communication and data services. These commercial applications represent substantial additional revenue opportunities beyond Quantum Space’s current government-focused business. In addition, the Inflection Point Board noted that the orbital infrastructure market is inherently global, and Quantum Space’s partnerships with internationally positioned companies such as Axiom Space provide a foundation for geographic expansion as international demand for maneuverable spacecraft grows.

Inflection Point Partnership:    Inflection Point sought to acquire companies that can benefit from and are willing to embrace Inflection Point’s leadership team’s knowledge and experience in growing and scaling businesses. Inflection Point also intended to pursue companies that are customer focused, with a deeply experienced team fueled by a shared connection and passion for the business. Inflection Point believes Quantum Space satisfies these criteria. Quantum Space’s senior leadership team, including former NASA administrator Jim Bridenstine as Chief Executive Officer of Quantum Space, hails from careers in NASA’s Artemis program, the U.S. military, and numerous blue-chip and innovative aerospace and defense companies, demonstrating a deep embedded passion for U.S. national security and space. Inflection Point also believes that its management team’s prior familiarity with and shared history of success alongside Quantum Space’s Executive Chairman and Co-Founder, Dr. Kam Ghaffarian, supports the Business Combination, including through a prior partnership with Dr. Ghaffarian in connection with Intuitive Machines, reflecting a proven and successful working relationship. Inflection Point further believes that Quantum Space is amenable to leveraging (i) Inflection Point’s management’s expertise in global brand development and awareness, (ii) Inflection Point’s management team’s expertise in the public and private financial markets, including insights provided throughout the investor outreach and capital raising process that Inflection Point believes resulted in an optimal transaction structure in the current environment, and (iii) Inflection Point’s management team’s experience in the space economy, including with Intuitive Machines, a space exploration company focused on enabling access, operations, and infrastructure in cislunar space.

Valuation Mismatch:    Inflection Point sought to acquire companies that reveal a mismatch between current performance and perceived value by the marketplace.

Inflection Point believes Quantum Space satisfies this criterion because, despite its rapidly growing revenue base, selection as one of 14 awardees on the Andromeda Contract with an IDIQ ceiling value of over $6.2 billion, a robust pipeline of approximately $5.2 billion in total pipeline value across six business segments, and a position in a $100 billion per year total addressable market for orbital infrastructure, Quantum Space remains a private company without access to the broader capital and visibility available to publicly traded peers. The Inflection Point Board believes that the market has not yet fully recognized Quantum Space’s competitive advantages, including its first mover status in certain dynamic space operations and its 17-patent intellectual property portfolio, including issued and pending patents and filed applications. The Business Combination is expected to unlock this value by providing Quantum Space with access to the public capital markets.

Inflection Point:    Inflection Point intended to pursue companies that are at an inflection point where Inflection Point believes it can drive improved financial performance.

Inflection Point believes Quantum Space satisfies this criterion because the company is at a defining inflection point in its trajectory. Quantum Space has transitioned from early-stage development to revenue generation, growing from approximately $2 million in 2024 to approximately $14 million in 2025, with projected revenue of approximately $24 million in 2026 and approximately $61 million in 2027. The recent Andromeda Contract selection validates Quantum Space’s core Ranger platform capabilities and positions the company for potential task order awards under this flagship Space Force program. Quantum Space’s Ranger Pathfinder is targeted for first flight in mid-2027, with the production platform targeted to be mission-ready by late 2028. Inflection Point believes the growth capital provided by the Business Combination will enable Quantum Space to accelerate its production timeline, expand its manufacturing capacity and pursue additional contract opportunities, driving improved financial performance.

Attractive Valuation Relative to Existing Financial Metrics:    Inflection Point sought to acquire companies that are valued attractively relative to their existing financial metrics.

Inflection Point believes Quantum Space satisfies this criterion. Quantum Space’s pre-money equity value of $600 million implies a pro forma enterprise value of approximately $663 million. Given Quantum Space’s projected revenue of approximately $24 million in 2026 and approximately $61 million in 2027, and projected gross margins of approximately 22% and 23%, respectively, the Inflection Point Board believes this valuation is attractive relative to Quantum Space’s growth trajectory and revenue scale, particularly when compared to publicly traded space and defense peers. The Inflection Point Board’s view was further supported by the $5.2 billion total pipeline of identified opportunities and the substantial tailwinds from U.S. Space Force budget growth. The “Projected Financial Information” section below sets forth additional detail supporting the Inflection Point Board’s valuation analysis. The June 2026 initial public offering of Space Exploration Technologies has further demonstrated the depth of public market investor appetite for space industry companies and underscores the opportunity to provide investors with exposure to an orbital infrastructure company like Quantum Space.

Attractive Potential Return for Shareholders:    Inflection Point sought to acquire companies that offer an attractive potential return for Inflection Point’s shareholders, weighing potential growth opportunities and operational improvements in the target business against any identified downside risks.

Inflection Point believes Quantum Space satisfies this criterion. The Inflection Point Board weighed the significant growth opportunities available to Quantum Space — including the Andromeda Contract, the $5.2 billion identified pipeline, the expansion pathway from government product sales to commercial platform services, and the projected revenue growth from approximately $14 million in 2025 to approximately $61 million in 2027 — against the downside risks described in the negative factors section below, including Quantum Space’s limited operating history, pre-production status, government contract concentration and capital requirements. On balance, the Inflection Point Board determined that these growth opportunities, combined with Quantum Space’s competitive positioning in the rapidly expanding orbital infrastructure market and the significant pro forma cash expected to be available to fund the business plan following the Closing, present an attractive risk-adjusted return opportunity for Inflection Point’s shareholders.

Financial Model

Inflection Point reviewed Quantum Space’s historical financial performance and internally-derived financial projections, including projected revenues, gross margins, capital expenditures and cash flow for 2026 and 2027, as further described under “Projected Financial Information” below. Inflection Point viewed the projected revenues and growth trajectory as reasonable. In particular, Quantum Space reported revenue of approximately $2 million in 2024, growing to approximately $14 million in 2025, with projected revenue of approximately $24 million in 2026 and approximately $61 million in 2027, representing a compound annual growth rate significantly in excess of 100%. Quantum Space’s projected gross margins of approximately 22% in 2026 and approximately 23% in 2027 are expected to improve as the company scales. Inflection Point determined that these projections supported its proposed pre-money equity value of $600 million. The Inflection Point Board’s determination was also informed by comparisons to publicly traded space and defense companies, and the Inflection Point Board believed that the valuation was reasonable relative to these comparables. See “Opinion of Newbridge” below for additional information. Based on the Inflection Point Board’s extensive experience evaluating public companies, the Inflection Point Board believed that the valuation would still be favorable even if actual revenue is materially less than such projections, given the size and growth trajectory of the orbital infrastructure market and Quantum Space’s competitive positioning within it.

For more information about Quantum Space’s financial projections, see the section titled “Projected Financial Information” below.

Andromeda Contract

As discussed in more detail elsewhere in this proxy statement/prospectus, the Andromeda Contract is an IDIQ contract vehicle established under the U.S. Space Force’s Andromeda program, the Space Force’s flagship program to field a proliferated constellation of highly maneuverable, refuelable spacecraft in geosynchronous orbit. The Andromeda Contract has an IDIQ ceiling value of over $6.2 billion, reflecting the maximum shared contract value across all 14 awardees. Quantum Space was selected as one of these 14 awardees based on the Ranger platform’s core capabilities, including high-delta-V GEO maneuvering across the full GEO belt, autonomous rendezvous and proximity operations under operational conditions, on-orbit refueling integration in an operational context, and continued maturation of Quantum Space’s high mass fraction conformal tank architecture. The Inflection Point Board views the Andromeda Contract as a defining milestone that moves the Ranger platform from a development platform to operational deployment and as further validation of Quantum Space’s technology and execution capabilities. The Inflection Point Board considered that Quantum Space’s selection for the Andromeda Contract provides a scalable channel for future task orders and has the potential to provide significant future value to Inflection Point’s shareholders. Funding will be allocated among competitive bidders, and Quantum Space has not been allocated any funding under this contract as of the date of this proxy statement/prospectus. See the section entitled “Information about Quantum Space — Andromeda Contract.”

Opinion of Newbridge

The Inflection Point Board received an opinion from Newbridge as to the fairness, as of such date, from a financial point of view, to the Inflection Point Unaffiliated Shareholders of the consideration to be paid by Inflection Point in the Business Combination pursuant to the Business Combination Agreement, as more fully described in the section of this proxy statement/prospectus entitled “— Opinion of Newbridge Securities.”

Superior Technology Compared to Alternatives:    The Inflection Point Board believes that Quantum Space’s technology, once fully developed, will be superior to its orbital infrastructure competitors. Quantum Space’s Ranger platform integrates multi-mode propulsion for speed, efficiency, and flexibility, with one of the largest storable fuel capacities in the industry for maximum maneuverability, a refuelable and modular design built for on-orbit servicing, and a 15-year operational lifetime. Quantum Space has strengthened its competitive position through strategic acquisitions, including the acquisition of Phase Four’s multi-mode propulsion assets, and has built a robust intellectual property moat with 17 patents, including issued and pending patents and filed applications. Inflection Point also believes the U.S. Space Force has validated Quantum Space as a provider for maneuverable spacecraft capabilities, as evidenced by Quantum Space’s selection as one of 14 awardees on the Andromeda Contract. The Inflection Point Board believes these factors will enable Quantum Space to grow its market share.

Other Alternatives:    The Inflection Point Board believes, after a thorough review of other business combination opportunities reasonably available to Inflection Point, that the proposed Business Combination represents the best potential initial business combination reasonably available to Inflection Point based upon the process utilized to evaluate and assess other potential acquisition targets.

PIPE Investment

Quantum Space’s management and Inflection Point pursued the PIPE Investment in order to provide additional funds for the post-business combination entity. The combined company has secured $300 million in committed capital, including a $60 million prefunded component funded substantially concurrently with the execution of the Business Combination Agreement and $240 million funded at Closing, anchored by Inflection Point Asset Management and several new institutional investors. The PIPE Investment was highly oversubscribed, which the Inflection Point Board viewed as a strong point of market validation for the Business Combination. The Inflection Point Board viewed the substantial investments and investment commitments pursuant to the PIPE subscription agreements as significant support from investors for the valuation of Quantum Space and the opportunities represented by the Business Combination. The Inflection Point Board also considered that these financings provide for additional capital for Quantum Space’s execution of its business plan both before and after the Business Combination is completed, better positioning Quantum Space to deliver shareholder value. Following the Business Combination, the combined company is expected to have approximately $533 million of pro forma cash on its balance sheet (assuming no redemptions, $300 million in PIPE proceeds, up to $253 million in cash held in the SPAC trust, and estimated transaction expenses of $20 million), which is expected to fund Quantum Space’s business plan and growth initiatives.

Quantum Space’s Stockholders’ Retained Interest:    Quantum Space’s existing equity holders are rolling 100% of their equity and will own approximately 50.2% of the combined company at Closing (assuming the no redemption scenario and calculated based upon certain assumptions as described in the section of this proxy statement/prospectus entitled “Beneficial Ownership of Securities”), demonstrating their ongoing equity commitment to the combined company.

Negotiated Transaction:    The financial and other terms of the Business Combination Agreement were the product of arm’s-length negotiations between Quantum Space and Inflection Point.

Redemption Option:    The right of Inflection Point’s shareholders to redeem their Public Shares in connection with the Closing as further described herein.

In the course of their deliberations, the Inflection Point Board considered a variety of uncertainties, risks and other challenges relevant to the Business Combination, including the below (which are not weighted or in any order of significance):

•        Quantum Space’s Limited Operating History and Pre-Production Status:    Evaluating Quantum Space’s current business and predicting its future performance is difficult based upon limited historical data. Quantum Space is an early-stage company with a history of losses and has not yet manufactured or delivered a fully operational Ranger satellite to customers. The Ranger platform may not be successfully developed or operate as intended, and there can be no assurance that Quantum Space will achieve the production milestones contemplated in its business plan.

•        Government Contract Concentration:    Quantum Space’s revenue base is heavily concentrated in U.S. government contracts, particularly contracts with the U.S. Space Force and the Department of War. Although a positive business relationship with government customers provides Quantum Space with a significant competitive advantage, its concentrated customer base may make it less resilient to changes in government spending priorities, budget appropriations, or the annual appropriations process. Quantum Space’s dependence on U.S. government contracts exposes it to risks relating to the government’s budget deficit, the national debt, and any failure to complete the annual appropriations process, any of which could result in delays or reductions in Quantum Space’s contracts. As such, if Quantum Space is unable to maintain or expand its government contracts, its business and financial condition could be adversely affected.

•        Technological Risk:    Quantum Space is highly reliant on the successful development and deployment of its proprietary Ranger satellite platform. The Ranger platform is still in the development phase and has not yet been manufactured or operated in orbit. If Quantum Space experiences delays in design, manufacture or deployment of the Ranger platform, or if the platform does not perform as expected, Quantum Space’s business, financial condition and results of operations could be materially adversely affected. In addition, delayed launches, launch failures, failure of the Ranger platform to reach its planned orbital location, or significant increases in launch costs could materially harm Quantum Space’s business.

•        Capital Requirements:    Quantum Space will require additional capital in order to reach production at scale and profitability. Quantum Space’s future capital needs may require the issuance of additional equity or debt securities that may dilute shareholders or introduce covenants that restrict operations. Additional capital may not be available on desirable terms or at all.

•        Competition:    The orbital infrastructure market is competitive, and Quantum Space faces significant competition from existing and new companies, including larger companies with greater access to capital and resources. Quantum Space’s competitors may develop new technologies or business strategies that negatively impact Quantum Space’s growth prospects or market share.

•        Regulatory Risk:    Quantum Space is subject to evolving U.S. export and import control laws and regulations and U.S. economic sanctions and trade control laws and regulations. Failure to comply with such laws and regulations could result in significant penalties and harm to its business. In addition, changes in government regulation or policy related to the space industry could adversely affect Quantum Space’s ability to execute its business plan.

•        Benefits Not Achieved:    The risk that the potential benefits of the Business Combination or anticipated performance of Quantum Space may not be fully achieved, or may not be achieved within the expected timeframe, and that the results of operations of Quantum Space’s business may differ materially from the projections prepared by Quantum Space and reviewed by the Inflection Point Board.

•        Liquidation of Inflection Point:    The risks and costs to Inflection Point if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Inflection Point being unable to effect an initial business combination within the required timeframe under the Cayman Constitutional Documents and force Inflection Point to liquidate.

•        Shareholder Vote:    The risk that the shareholders of Inflection Point may fail to approve the Business Combination.

•        Closing Conditions:    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within the parties’ control.

•        Stock Exchange Listing:    The potential inability of the combined company to obtain an initial listing and maintain the listing of its securities on Nasdaq or any other stock exchange following the Closing.

•        Litigation:    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and Expenses:    The fees and expenses associated with completing the Business Combination.

•        Public Shareholders Will Have a Minority Ownership Interest:    The fact that current Inflection Point shareholders will experience immediate dilution as a consequence of the issuance of shares of the combined company as consideration in the Business Combination and, as a result, such shareholders will collectively own a minority interest in the combined company after the Closing. Having a minority ownership interest may reduce the influence that current shareholders of Inflection Point have on the management of the combined company.

•        Redemption:    The risks and costs to Inflection Point if the Business Combination is not completed, including the risk of diverting management focus and resources from other initial business combination opportunities, which could result in Inflection Point being unable to effect an initial business combination within the time set forth in the Cayman Constitutional Documents, forcing Inflection Point to redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

•        Public Company Status:    The requirements of being a public company, including compliance with the SEC’s requirements regarding internal control over financial reporting, may strain the combined company’s resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from the Business Combination may be greater than the combined company anticipates.

•        Other Risks:    The various other risks associated with the Business Combination, Inflection Point’s business and the business of Quantum Space described in the “Risk Factors” section of this proxy statement/prospectus.

In addition to considering the factors described above, the Inflection Point Board also recognized and considered that the Sponsor, its affiliates and the officers and directors of Inflection Point have interests in the Business Combination that are in addition to, and that may be different from, the interests of the Public Shareholders resulting in potential conflicts of interests, including those described elsewhere in this section and in the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination.” The Inflection Point Board reviewed and considered the foregoing interests during the negotiation of the Business Combination and in evaluating and unanimously approving the Business Combination Agreement and the transactions contemplated therein.

The Inflection Point Board concluded that the potential benefits that it expects Inflection Point and its shareholders to achieve as a result of the Business Combination outweigh the potentially negative factors associated with the Business Combination. Accordingly, the Inflection Point Board unanimously determined that the Business Combination Agreement and the Business Combination were in the best interests of Inflection Point and its shareholders.

The Quantum Space Board’s Reasons for the Approval of the Business Combination

Before reaching its decision on June 8, 2026, the Quantum Space Board consulted with its management team, legal counsel, and other advisors. The Quantum Space Board considered a variety of factors in connection with its evaluation of the Business Combination and in approving the Business Combination and the matters related to the Business Combination. In light of the complexity of those factors, the Quantum Space Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of the Quantum Space Board may have given different weight to different factors in their evaluation of the Business Combination. Those factors included:

•        Public Company Platform.    The Quantum Space Board’s belief that becoming a public company would be the best way for Quantum Space to have access to long-term sources of available capital, access to public markets, potential for accessing retail investors, and the visibility associated with periodic reporting, all of which the Quantum Space Board believed would aid Quantum Space in executing its long-term strategic plan; also, the Quantum Space Board’s belief that becoming a public company would provide a more effective platform for Quantum Space to emphasize the role it may be able to play in advancing the new orbital economy and positioning itself as a leader in highly maneuverable, refuelable satellite platforms.

•        Immediate Capital Infusion.    The uniqueness of this particular potential Business Combination, as the negotiated transaction resulted in the infusion of capital at the time of entry into the Business Combination. The Quantum Space Board believed that the addition of immediate capital at the time of the entering into the Business Combination Agreement, as opposed to waiting for the Closing to receive any funds, provided Quantum Space with a positive path forward and allowed it to deploy some or all of this capital and thus progress its business plan during the pendency of the Business Combination.

•        Growth Capital to Scale Manufacturing and Execute on Existing Pipeline.    The Quantum Space Board’s belief that the cash proceeds available from the Trust Account and the Closing PIPE Investments would provide Quantum Space with the capital needed to scale production of Ranger, and to perform under its existing and anticipated government contracts, including the Space Force Andromeda Contract and its identified-indefinite delivery indefinite quantity (“IDIQ”) contract with an aggregate shared ceiling value of more than $6.2 billion across 14 awardees, as well as to pursue Quantum Space’s identified pipeline of approximately $5.2 billion in potential opportunities, without the delay, cost, and market uncertainty associated with a traditional initial public offering.

•        Rollover of Existing Equity and Alignment of Interests.    The fact that Quantum Space’s existing equityholders are expected to roll over 100% of their equity interests in the Business Combination and retain a majority of the outstanding equity of New Quantum Space immediately following the Closing, which the Quantum Space Board believed demonstrated the confidence of Quantum Space’s existing equityholders in the long-term value of the combined company and aligned their interests with those of New Quantum Space’s public shareholders following the Closing.

•        Speed and Certainty of Execution as Compared to a Traditional Initial Public Offering.    The Quantum Space Board’s belief that the Business Combination provided a more certain and quicker path to becoming a public company, and to accessing the capital markets, than a traditional underwritten initial public offering, particularly in light of the volatility of the capital markets for early-stage space companies, and that the Business Combination allowed Quantum Space to establish a public company valuation through a negotiated transaction with a sponsor with relevant sector experience, rather than through a marketed roadshow process.

•        Terms of the Business Combination Agreement and Negotiation Process.    The Quantum Space Board’s review of the financial and other terms of the Business Combination Agreement, including the implied valuation of Quantum Space, the consideration to be received by Quantum Space’s equityholders, and the other terms and conditions of the Business Combination Agreement, each of which the Quantum Space Board believed to be the product of arm’s-length negotiations between Quantum Space and Inflection Point.

•        Due Diligence Review.    The scope of the due diligence investigation conducted by Quantum Space’s management and advisors with respect to Inflection Point, including its capitalization, trust account, management team, and public company history, and the Quantum Space Board’s belief, based on that review, that the Business Combination was advisable and in the best interests of Quantum Space and its equityholders.

•        Sponsor’s Track Record and Network in the Space and National Security Sectors.    The Quantum Space Board’s consideration of Inflection Point Asset Management’s experience in the space and national security sectors, including its role in the Intuitive Machines, Inc. business combination, and the Quantum Space Board’s belief that this experience, and the industry relationships of Inflection Point’s sponsor and its affiliates, could provide meaningful strategic value to Quantum Space as a public company.

•        Potential Liquidity Opportunity for Long Term Holders.    The fact that Quantum Space is a private company with limited opportunities for liquidity for its holders outside of a sale of Quantum Space. The Quantum Space Board believed that the Business Combination, and the potential listing of New Quantum Space’s shares on Nasdaq, provides long-term holders of Quantum Space equity interests with an opportunity, subject to the expiration of any applicable lockup and transfer restrictions, to sell all or a portion of their resulting New Quantum Space Common Stock and thus diversify their holdings.

•        Validation from Non-Dilutive Government Contracts.    The Quantum Space Board’s belief that Quantum Space’s recent contract awards, including under the Andromeda Contract (where funding will be allocated among the 14 competitive bidders, and under which Quantum Space has not yet been allocated funding) and its Department of War contract to support a fuel depot spacecraft demonstration, validated Ranger’s core capabilities and Quantum Space’s business model, and that becoming a public company at this stage of Quantum Space’s development would allow Quantum Space to capitalize on this momentum.

•        Ability to Attract and Retain Talent.    The Quantum Space Board’s belief that becoming a public company would enhance Quantum Space’s ability to attract, retain, and incentivize highly skilled employees through the use of publicly traded equity as a component of compensation.

The Quantum Space Board also gave consideration to certain negative factors in arriving at its decision to approve the Business Combination, including the following (which are more fully described in the “Risk Factors” section of this proxy statement/prospectus): (i) the risk that the Business Combination might not be completed in a timely manner or at all, including as a result of a failure to obtain the required approval of Inflection Point’s shareholders or the satisfaction of other closing conditions; (ii) the risk that the amount of cash available following any redemptions by Inflection Point’s public shareholders may be less than currently anticipated, which could limit New Quantum Space’s ability to fund its business plan following the Closing; (iii) the significant fees, costs and expenses associated with completing the Business Combination and operating as a public company, including increased legal, accounting, insurance and compliance costs; (iv) the risk that certain of Quantum Space’s directors and officers may have interests in the Business Combination that are different from, or in addition to, the interests of Quantum Space’s other equityholders; (v) the restrictions on the conduct of Quantum Space’s business prior to the completion of the Business Combination that are set forth in the Business Combination Agreement, which may delay or prevent Quantum Space from undertaking business opportunities that may arise prior to the Closing; (vi) the risk that the announcement or pendency of the Business Combination could adversely affect Quantum Space’s relationships with its employees, customers, and other business partners; (vii) the fact that Quantum Space’s existing equityholders will be diluted as a result of the Business Combination, including by the shares issued to Inflection Point’s public shareholders, the PIPE Investors, and the Sponsor, such that Quantum Space’s existing equityholders are expected to retain only approximately 50% of the outstanding equity of New Quantum Space immediately following the Closing (assuming no redemptions), rather than the 100% they held prior to the Business Combination; and (viii) the other risks described in the section entitled “Risk Factors.”

Satisfaction of the 80% Test

It is a requirement under the Cayman Constitutional Documents and Nasdaq listing requirements that the target business acquired in Inflection Point’s initial business combination have a fair market value equal to at least 80% of the value of the assets held in the Trust Account (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for Inflection Point’s initial business combination. As of June 8, 2026, the date of the execution of the Business Combination Agreement, the balance of funds held in the Trust Account was at least $253.0 million, and 80% thereof represents approximately $202.4 million. The Inflection Point Board considered all of the factors described above and the fact that the aggregate consideration for Inflection Point was the result of arm’s length negotiations with Quantum Space. As a result, the Inflection Point Board concluded that the fair market value of the business acquired was in excess of 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account). In light of the financial background and experience of the members of Inflection Point’s management team and the Inflection Point Board, the Inflection Point Board believes that the members of the management team and the Inflection Point Board are qualified to determine whether the Business Combination meets the 80% test.

Interests of Certain Inflection Point Persons in the Business Combination

When you consider the recommendation of the Inflection Point Board in favor of approval of the Business Combination Proposal and the other proposals included herein, you should keep in mind that the Sponsor, Inflection Point Fund, and Inflection Point’s directors and officers have interests in such Transaction Proposals that are different from, or in addition to, those of Inflection Point’s shareholders generally. Further, Inflection Point’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section entitled “Information About Inflection Point — Conflicts of Interest.” We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The Inflection Point Board and the Audit Committee were aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the proposals to be presented at the extraordinary general meeting, including the Business Combination Proposal. Inflection Point shareholders should take these interests into account in deciding whether to approve the proposals to be presented at the extraordinary general meeting, including the Business Combination Proposal. These interests include, among other things:

•        Our Sponsor purchased 8,433,333 Founder Shares for $25,000, or approximately $0.003 per share, in a private placement prior to the consummation of the IPO. The Sponsor is controlled by Michael Blitzer, Kevin Shannon and Adam Saks, who respectively serve as Chairman, Chief Executive Officer and Chief Financial Officer of Inflection Point. Inflection Point Fund has an economic interest in 4,815,833 Founder Shares, or approximately 57.1% of the Founder Shares held by the Sponsor. Michael Blitzer, our Chairman and director, Kevin Shannon, our Chief Executive Officer, and Adam Saks, our Chief Financial Officer, are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Each director and officer of Inflection Point has economic interests in the Founder Shares held by the Sponsor. No other person has a direct or indirect material interest in the Sponsor. Such 8,433,333 shares of New Quantum Space Common Stock that the Sponsor and its permitted transferees will receive upon conversion of such Founder Shares in the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $[•] million based on the closing price of $[•] per Inflection Point Class A Share on Nasdaq on [•], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such shares of New Quantum Space Common Stock will be subject to lock-up restrictions, we believe such shares will have less value.

•        Our Sponsor purchased 5,000,000 Private Placement Warrants for $5,000,000, or $1.00 per Private Placement Warrant, in a private placement that closed simultaneously with the IPO. The Sponsor is controlled by Michael Blitzer, Kevin Shannon and Adam Saks, who respectively serve as Chairman, Chief Executive Officer and Chief Financial Officer of Inflection Point. Inflection Point Fund has an economic interest in 4,300,000 warrants, or 86% of the Private Placement Warrants held by the Sponsor. Mr. Blitzer, Mr. Shannon and Mr. Saks are affiliates of Inflection Point Fund and have economic interests in Inflection

Point Fund, including performance allocations, management fees and as limited partners. Following the Business Combination, the 5,000,000 New Quantum Space Warrants that the Sponsor will receive upon conversion of such Private Placement Warrants, if unrestricted and freely tradable, would have had an aggregate market value of approximately $[•] million based on the closing price of $[•] per Inflection Point Warrant on Nasdaq on [•], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such New Quantum Space Warrants will be subject to lock-up restrictions, we believe such shares will have less value.

•        Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Inflection Point Class A Shares included in the Inflection Point Units sold in the IPO, the Sponsor may earn a positive rate of return on its investment even if the shares of New Quantum Space Common Stock trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of almost any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

•        Our Sponsor, and therefore Inflection Point Fund, will lose its entire investment in us if we do not complete a business combination by March 30, 2028 (or if such date is extended at a duly called meeting of the Inflection Point shareholders, such later date). If we do not consummate a business combination by such date, as promptly as reasonably possible but not more than ten business days thereafter, we will redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for the claims of creditors and the requirements of other applicable law. In such event, the Inflection Point Warrants may be worthless. In such event, the 8,433,333 Inflection Point Ordinary Shares owned by our Sponsor would be worthless because following the redemption of Public Shares, we would likely have few, if any, net assets and because the Sponsor has agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period. Additionally, in such event, the 5,000,000 Private Placement Warrants that the Sponsor paid $5,000,000 to purchase will expire and become worthless.

•        Inflection Point Fund, an accredited investor that is an affiliate of Inflection Point, has an economic interest in 4,815,833 Founder Shares, or approximately 57.1% of the Founder Shares and 4,300,000 warrants, or 86%, of the Private Placement Warrants held by the Sponsor. In exchange for the Pre-Funded Preferred Units and Pre-Funded Warrants it purchased for $32.5 million, (a) Inflection Point Fund will contribute all of its Pre-Funded Preferred Units to New Quantum Space in exchange for a number of shares of New Quantum Space Series A Preferred Stock equal to the quotient of (i) the aggregate Series B preference amount of such holder’s Pre-Funded Preferred Units, divided by (ii) $12.00 (approximately [•] shares of New Quantum Space Series A Preferred Stock taking into account accrued payment-in-kind dividends through [•], 2026; such number of shares of New Quantum Space Series A Preferred Stock may increase prior to Closing due to additional accrued payment-in-kind dividends after such date) and (b) Inflection Point Fund may elect to contribute its Pre-Funded Warrants to New Quantum Space in exchange for New Quantum Space Preferred Investor Warrants.

•        Inflection Point’s Sponsor, officers and directors, and Inflection Point Fund, have agreed not to redeem any of the Founder Shares or Inflection Point Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        If the Trust Account is liquidated, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        Inflection Point’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six (6) years after the Business Combination.

•        The Sponsor and its members (present and former), managers and affiliates and their respective present and former officers and directors (each, a “Sponsor Indemnitee”) will be eligible for continued indemnification for any Sponsor Indemnitee’s activities in connection with the affairs of Inflection Point.

•        The continuation of [•] as a director of the New Quantum Space Board following the Closing. As such, in the future he may receive any cash fees, stock options or stock awards that the New Quantum Space Board determines to pay to its directors.

•        In connection with the Closing, our Sponsor, officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to Inflection Point. In order to finance transaction costs in connection with a business combination, the Sponsor or Inflection Point Fund or certain of Inflection Point’s officers or directors may, but are not obligated to, loan Inflection Point Working Capital Loans. In the event that a business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement warrants at $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. As of the date of this proxy statement/prospectus, no such Working Capital Loans are outstanding.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Inflection Point from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed.

•        Pursuant to the Registration Rights Agreement, Inflection Point’s officers and directors, and the Sponsor and its members will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the New Quantum Space Common Stock held by such parties following the consummation of the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Inflection Point, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Inflection Point — Conflicts of Interest.”

Compensation Received by the Sponsor, its Affiliates and Inflection Point Directors and Executive Officers

Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor, its affiliates and Inflection Point’s directors, officers and their affiliates in connection with the Business Combination and related transactions. All of Inflection Point’s officers and directors, in addition to certain third-party investors, are members of the Sponsor and therefore have an indirect interest in the amount of compensation received by and securities issued to the Sponsor, and in the consideration paid or to be paid by the Sponsor, in connection with the Business Combination or any related financing transaction.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Sponsor	8,433,333 shares of New Quantum Space Class A-1 Common Stock upon conversion of 8,433,333 Inflection Point Class A Shares.	$25,000.
	5,000,000 New Quantum Space Warrants upon the conversion of the 5,000,000 Private Placement Warrants.	$5,000,000.
Inflection Point Fund

Number of New Quantum Space Series A Preferred Stock equal to the quotient of (i) the aggregate Series B preference amount of Inflection Point Fund’s Pre-Funded Preferred Units, divided by (ii) $12.00 (approximately [•] shares of New Quantum Space Series A Preferred Stock taking into account accrued payment-in-kind dividends through [•], 2026; such number of shares of New Quantum Space Series A Preferred Stock may increase prior to Closing due to additional accrued payment-in-kind dividends after such date). Inflection Point Fund may elect to contribute its Pre-Funded Warrants to New Quantum Space in exchange for New Quantum Space Preferred Investor Warrants.

		Exchange of Pre-Funded Preferred Units and Pre-Funded Warrants, which Pre-Funded Preferred Units and Pre-Funded Warrants were acquired for an aggregate purchase price of $32.5 million.
	4,815,833, or approximately 57.1%, of the Founder Shares and 4,300,000, or 86%, of the Private Placement Warrants held by the Sponsor.	$4,300,000 for the Private Placement Warrants.
Sponsor, Officers and Directors	Consulting, success or finder fees in connection with the consummation of our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.
	Salary or fee in an amount that constitutes a market standard for comparable transactions in connection with our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.

Benefits and Detriments of the Business Combination

The following describe the potential benefits and detriments to certain groups of stakeholders in connection with the Business Combination.

•        Inflection Point:    The Inflection Point Board determined that the Business Combination presents an attractive business opportunity in light of certain factors, including New Quantum Space’s future business and financial conditions and prospects, strong management team, and in light of the other opportunities for business combinations reasonably available to Inflection Point. The Inflection Point Board also reviewed the financial analysis and opinion of Newbridge to the effect that, as of June 6, 2026, and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Newbridge as set forth in its written opinion, (i) the Aggregate Consideration to be paid by Inflection Point in the Business Combination was fair, from a financial point of view to the Inflection Point Unaffiliated Shareholders, and (ii) the Business Combination has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement. The Inflection Point Board and the Audit Committee also considered the potential detriments of the Business

Combination to Inflection Point, including the reliance on projections, the uncertainty of the potential benefits of the Business Combination being achieved, macroeconomics risks, the absence of possible structural protections for minority shareholders, such as the fact that the Audit Committee did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination or to prepare a report concerning the approval of the Business Combination, and the risks and costs to Inflection Point if the Business Combination is not achieved, including the risk that it may result in Inflection Point being unable to complete a business combination and force Inflection Point to redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to its obligations under Cayman Islands law to provide for claims of creditors and the requirement of other applicable law, and the Inflection Point Warrants to expire and become worthless. For more information, see “— Inflection Point Board’s Reasons for the Approval of the Business Combination,” and various risks described under the section entitled “Risk Factors.”

•        Sponsor:    The Sponsor expects to receive substantial consideration in the Business Combination, including 8,433,333 shares of New Quantum Space Common Stock upon the conversion of its Post-Domestication Inflection Point Common Stock. As a result of the low price paid by the Sponsor for its equity in Inflection Point, the Sponsor is likely able to make a substantial profit on its investment even at a time when Public Shareholders have lost significant value. For more information, see “— Compensation Received by the Sponsor, its Affiliates and Inflection Point Directors and Executive Officers.” The Sponsor will only be able to realize a return on their equity in Inflection Point (which may be materially higher than the return realized by Public Shareholders and holders of Inflection Point Warrants) if Inflection Point completes a business combination by March 30, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents). Additionally, the Sponsor faces potential detriments from the Business Combination, including the possibility of litigation challenging the Business Combination or the Sponsor’s role in the Business Combination, and the risk that if the Business Combination is not achieved, Inflection Point may be unable to consummate a business combination and be forced to redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, resulting in the Sponsor and its affiliates’ investment being worthless.

•        Inflection Point Fund:    Inflection Point Fund has an economic interest in 4,815,833 Founder Shares, or approximately 57.1%, of the Founder Shares and 4,300,000 warrants, or 86%, of the Private Placement Warrants held by the Sponsor. Inflection Point Fund expects to receive substantial consideration in the Business Combination, including (a) a number of shares of New Quantum Space Series A Preferred Stock equal to the quotient of (i) the aggregate Series B preference amount of such holder’s Pre-Funded Preferred Units, divided by (ii) $12.00 (approximately [•] shares of New Quantum Space Series A Preferred Stock taking into account accrued payment-in-kind dividends through [•], 2026; such number of shares of New Quantum Space Series A Preferred Stock may increase prior to Closing due to additional accrued payment-in-kind dividends after such date), and (b) New Quantum Space Preferred Investor Warrants, if Inflection Point Fund elects to contribute its Pre-Funded Warrants to New Quantum Space. Initially, the average price paid or to be paid by Inflection Point Fund for the Pre-Funded Preferred Unit and Pre-Funded Warrant is greater than the initial offering price of the Inflection Point Units. However, the applicable conversion prices and exercise prices of the Pre-Funded Preferred Unit, Pre-Funded Warrant and Series A Preferred Stock are subject to anti-dilution and other downward adjustments. Such downward adjustments may cause the average price paid or to be paid by Inflection Point Fund per share of New Quantum Space Common Stock to be reduced below, and in some cases, substantially below, the initial offering price of the Inflection Point Units. If this were to occur, it would result in material dilution to the non-redeeming Public Shareholders of Inflection Point and may allow Inflection Point Fund to make a substantial profit on its investment even at a time when Public Shareholders have lost significant value. For more information, see “— Compensation Received by the Sponsor, its Affiliates and Inflection Point Directors and Executive Officers.”

•        Unaffiliated Inflection Point Public Shareholders:    The unaffiliated Inflection Point Public Shareholders have the opportunity to evaluate and consider whether or not to redeem their Public Shares in connection with the consummation of the Business Combination. Non-Redeeming Public Shareholders will have the opportunity to participate in the potential future growth of New Quantum Space, but may face a number of potential detriments in connection with their continued investment, including the uncertainties and risks identified by the Inflection Point board described more fully in “— Inflection Point Board’s Reasons for the Approval of the Business Combination,” the various other risks associated with the Business Combination, the business of Inflection Point, as described further under the section entitled “Risk Factors,” the potential conflicts of interest described under “— Interests of Certain Inflection Point Persons in the Business Combination,” and the potential material dilution they may experience as described more fully in the section entitled “Summary of the Proxy Statement/Prospectus — Dilution.” Redeeming Public Shareholders have the opportunity to receive a per-share redemption price payable in cash equal to the aggregate amount on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes payable) divided by the number of then issued Public Shares. However, redeeming Public Shareholders face the potential of not realizing any future growth in value of Quantum Space following the Business Combination.

Opinion of Newbridge Securities Corporation

Inflection Point retained Newbridge to act as its financial advisor in connection with the proposed Business Combination with Quantum Space. Newbridge, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, related-party transactions, private transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, and valuations for corporate and other purposes. Inflection Point selected Newbridge to act as its financial advisor in connection with the Business Combination on the basis of Newbridge’s experience in similar transactions, its history of working with Inflection Point’s prior SPAC vehicles, and its reputation in the investment community.

On June 5, 2026, at a meeting of the Inflection Point Board held to evaluate the Business Combination Agreement, Newbridge delivered to the Inflection Point Board a presentation, and such opinion was confirmed by delivery of a written opinion, dated June 6, 2026, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its written opinion, (i) the Total Pre-Money Consideration of $600,000,000 to be paid by Inflection Point in the Business Combination is fair, from a financial point of view, to the Inflection Point unaffiliated shareholders, and (ii) the Business Combination has an aggregate fair market value equal to at least eighty percent (80.0%) of the value of the assets held by Inflection Point in its Trust Account for the benefit of holders of Inflection Point’s public shares (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account).

The full text of Newbridge’s written opinion to the Inflection Point Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex F hereto and is incorporated by reference herein in its entirety. The following summary of Newbridge’s opinion is qualified in its entirety by reference to the full text of the opinion. Newbridge delivered its opinion to the Inflection Point Board for the benefit and use of the Inflection Point Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Business Combination Agreement from a financial point of view. Newbridge’s opinion does not address the relative merits of entering into the Business Combination Agreement as compared to any alternative business strategies or transactions that might exist for Inflection Point, or the underlying business decision of Inflection Point whether to proceed with the Business Combination.

In connection with rendering its opinion, Newbridge, among other things:

•        considered its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions, and business and securities valuations generally;

•        reviewed documents related to the Business Combination, including a draft of the Business Combination Agreement materially the same as the final Business Combination Agreement;

•        reviewed Inflection Point’s publicly available last fiscal quarter of historical financial results (Q1-2026);

•        reviewed publicly available financial information of Inflection Point filed with the U.S. Securities & Exchange Commission, including its registration statement on Form S-1, its quarterly report on Form 10-Q for the three-month period ended March 31, 2026, and certain reports on material events filed on Forms 8-K between March 26th, 2026, through June 4, 2026;

•        conducted discussions with Inflection Point’s management team to better understand Quantum Space’s recent business history;

•        conducted discussions with Quantum Space’s management team to better understand its business, recent business history, corporate presentation, drivers of future growth, and near-term financial projections;

•        reviewed Quantum Space’s projected revenue, EBITDA, and related financial metrics for FY-2026E and FY-2027E, as prepared by Quantum Space management;

•        performed a Public Company Comparable analysis of similar companies to Quantum Space, including companies trading on a major stock exchange with businesses in the “Commercial & Defense Space Systems” sector, to derive FY-2027E Enterprise Value/Revenue multiples;

•        performed a Comparable M&A Transaction analysis of similar companies to Quantum Space operating globally in the “Commercial & Defense Space Systems” sector, to derive certain implied historical Enterprise Value/Revenue multiples; and

•        performed a Private Market/VC Investment analysis of similar companies to Quantum Space operating globally in the “Commercial & Defense Space Systems” sector, to derive certain implied historical Enterprise Value/Revenue multiples.

In conducting its review and arriving at its opinion, Newbridge did not independently verify any of the foregoing information and Newbridge assumed and relied upon such information being accurate and complete in all material respects. Newbridge further relied upon the assurances of the management teams of both Inflection Point and Quantum Space that they are not aware of any facts that would make any of the information reviewed by Newbridge inaccurate, incomplete or misleading in any material respect. With respect to certain financial information, including financial analyses and projections relating to the business and prospects of Inflection Point and Quantum Space, Newbridge assumed that such financial information was reasonably prepared on a basis reflecting best currently available estimates and good faith judgments of the management teams of Inflection Point and Quantum Space as to the future financial performance of each party. In addition, Newbridge has not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities of Inflection Point or Quantum Space, nor has Newbridge been furnished with any such valuation or appraisal. Newbridge has not assumed any obligation to conduct, nor has it conducted, any physical inspection of the properties or facilities of Inflection Point or Quantum Space.

The issuance of Newbridge’s opinion was approved by an authorized internal committee of Newbridge. Newbridge’s opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to it on, the date thereof. Newbridge expressed no opinion as to the underlying valuation, future performance or long-term viability of Quantum Space or the combined company following consummation of the Business Combination. Further, Newbridge expressed no opinion as to what the value of shares of New Quantum Space common stock actually will be when the Business Combination is consummated or the prices at which such shares will trade at any time. It should be understood that, although subsequent developments may affect Newbridge’s opinion, Newbridge does not have any obligation to update, revise or reaffirm its opinion and has expressly disclaimed any responsibility to do so.

The following represents a brief summary of the material financial analyses reviewed by the Inflection Point Board and performed by Newbridge in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Newbridge, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Newbridge. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Newbridge.

Financial Analyses.    Newbridge employed various methods to analyze the range of Implied Equity Values of Quantum Space.

Comparable Public Company Analysis

To calculate the implied equity value of Quantum Space, Newbridge obtained Enterprise Value/Revenue multiples from thirteen (13) comparable publicly traded companies in the “Commercial & Defense Space Systems” sector and applied the average multiple to Quantum Space’s FY-2027E Revenue estimate. Newbridge focused on FY-2027E Revenue projections as the primary basis of valuation, consistent with its standard practice of giving credit to target companies for one year forward of projections.

The public company comparables were selected using the following criteria: (i) listed on a major stock exchange; (ii) operates in the “Commercial & Defense Space Systems” sector; and (iii) had established FY-2027E Revenue estimates. The comparable companies span three sub-segments of the sector: Space Infrastructure & Manufacturing, Satellite Communications & Connectivity, and Earth Observation/Data from Space.

The average FY-2027E EV/Revenue multiple for the “Commercial & Defense Space Systems” sector was 16.8x. This multiple was applied to Quantum Space’s FY-2027E Revenue of $60.6 million to derive an Enterprise Value of $1,018.5 million. Quantum Space’s net cash position (cash of $2.3 million, less total debt of $0.00) was added to the Enterprise Value to obtain an Implied Equity Value of $1,020.8 million under this analysis.

The table below summarizes the observed trading multiples of the selected comparable public companies, sourced from S&P Capital IQ and PitchBook data as of June 4, 2026.

Comparable Public Company Analysis	6/4/2026	Stock Price	Balance Sheet		Income Statement	Valuation Multiples
Commercial & Defense Space Systems	Stock Symbol		Market Capitalization(1)	Enterprise Value(1)	Revenue 2027E(1)	EV/Revenue 2027E
Company Name
Rocket Lab Corporation	NasdaqGS:RKLB	$120.0	$69,435.2	$68,190.5	$1,543.4	44.2x
AST SpaceMobile, Inc.	NasdaqGS:ASTS	$107.3	$32,052.5	$32,595.8	$897.6	36.3x
Planet Labs PBC	NYSE:PL	$43.5	$15,513.8	$15,271.0	$602.8	25.3x
Globalstar, Inc.	NasdaqGS:GSAT	$82.7	$10,644.4	$10,823.8	$414.9	26.1x
Viasat, Inc.	NasdaqGS:VSAT	$72.9	$9,960.0	$15,221.7	$4,865.3	3.1x
MDA Space Ltd.	TSX:MDA	$41.0	$5,694.1	$5,577.1	$1,466.6	3.8x
Iridium Communications Inc.	NasdaqGS:IRDM	$52.1	$5,505.2	$7,182.6	$942.0	7.6x
Intuitive Machines, Inc.	NasdaqGM:LUNR	$33.6	$5,396.0	$6,685.0	$1,131.5	5.9x
Redwire Corporation	NYSE:RDW	$21.4	$4,240.6	$4,305.0	$564.1	7.6x
Astroscale Holdings Inc.	TSE:186A	$12.2	$1,660.0	$1,638.9	$69.6	23.5x
BlackSky Technology Inc.	NYSE:BKSY	$39.7	$1,471.7	$1,567.1	$182.8	8.6x
Satellogic Inc.	NasdaqCM:SATL	$8.1	$1,206.7	$1,234.5	$66.7	18.5x
Spire Global, Inc.	NYSE:SPIR	$20.0	$775.8	$738.1	$98.7	7.5x
					AVERAGE	16.8x

____________

(1)      In 1,000s of USD

Comparable M&A Transactions Analysis

Newbridge analyzed the last approximately five (5) years of M&A transaction data in related sectors to identify transactions where the targets most resembled Quantum Space. The universe of transactions where there were similarities to Quantum Space’s business model, and where financial data was recorded for the transaction value, was generally limited, as is customarily the case relative to public company comparables.

The criteria used to select transactions included: (i) targets that operate in the “Commercial & Defense Space Systems” sector; (ii) no geographical restrictions; and (iii) transactions where the identified Enterprise Value/Revenue multiple was known.

The historical average EV/Revenue multiple derived from the ten (10) selected M&A transactions was 13.0x. This multiple was applied to Quantum Space’s FY-2027E Revenue of $60.6 million to derive an Enterprise Value of $786.4 million. Quantum Space’s net cash position (cash of $2.3 million, less total debt of $0.00) was added to the Enterprise Value to obtain an Implied Equity Value of $788.7 million under this analysis.

The table below summarizes the selected M&A transactions, sourced from S&P Capital IQ and PitchBook data as of June 4, 2026.

M&A Comparables Analysis (2018 – Present) | Industry: Commercial & Defense Space Systems
Closed Date	Transaction Type	Target/Issuer	Transaction Value(1)	Acquirors	Implied Enterprise Value/Revenue (x)	Geographic Region
11/30/2021	M&A	exactEarth Ltd.	$155.0	Spire Global, Inc.	8.2x	US/Canada
03/25/2022	M&A	Terran Orbital	$306.2	Tailwind Two Acquisition	33.6x	US/Canada
01/03/2023	M&A	Link 16 Data Links Business of Viasat	$1,960.0	L3Harris Technologies	4.9x	US/Canada
05/03/2023	M&A	Vantor Holdings	$6,400.0	Advent International	4.0x	US/Canada
02/16/2024	M&A	BAE Systems Space & Mission Systems	$5,550.0	BAE Systems, Inc.	2.8x	US/Canada
07/18/2024	M&A	Astra Space, Inc.	$86.9	NA	22.1x	US/Canada
08/16/2024	M&A	BlackSignal	$203.7	Parsons	30.4x	US/Canada
01/03/2025	M&A	Aerojet International, Inc.	$103.3	BWX Technologies, Inc.	2.6x	US/Canada
07/02/2025	M&A	Satixfy Communications Ltd.	$409.5	MDA Space Ltd.	17.0x	Middle East
03/02/2026	M&A	Orbit Technologies Ltd	$361.4	Kratos Defense & Security Solutions	4.2x	Middle East
				Average	13.0x

____________

(1)      Millions of USD.

Comparable Private Market/VC Investment Analysis

Newbridge analyzed the last approximately five (5) years of private market and venture capital investment transaction data in related sectors to identify transactions where the targets most resembled Quantum Space. The universe of transactions where there were similarities to Quantum Space’s business model, and where financial data was recorded for the transaction value, was generally limited.

The criteria used to select transactions included: (i) targets that operate in the “Commercial & Defense Space Systems” sector; (ii) no geographical restrictions; and (iii) transactions where the identified Enterprise Value/Revenue multiple was known.

The historical average EV/Revenue multiple derived from the nine (9) selected private market and VC investment transactions was 13.4x. This multiple was applied to Quantum Space’s FY-2027E Revenue of $60.6 million to derive an Enterprise Value of $811.3 million. Quantum Space’s net cash position (cash of $2.3 million, less total debt of $0.00) was added to the Enterprise Value to obtain an Implied Equity Value of $813.6 million under this analysis.

The table below summarizes the selected private market and VC investment transactions, sourced from S&P Capital IQ and PitchBook data as of June 4, 2026.

Private Market/VC Investment Analysis (2018 – Present) | Industry: Commercial & Defense Space Systems
Closed Date	Transaction Type	Target/Issuer	Transaction Value(1)	Investors	Implied Enterprise Value/Revenue (x)	Geographic Region
06/03/2021	Early Stage VC	Atomos Space	$5.2	Cantos Ventures	18.2x	US/Canada
01/01/2023	Later Stage VC	EnduroSat	$15.9	Neo Ventures	6.6x	Europe
07/07/2023	Later Stage VC	Open Cosmos	$50.9	A&G Global Investors	17.0x	Europe
09/26/2023	Early Stage VC	Sierra Space	$290.0	BlackRock Private Equity Partners	15.4x	US/Canada
11/02/2023	Early Stage VC	Turion Space	$11.1	Altairian Collective	16.4x	US/Canada
11/14/2023	Later Stage VC	Relativity Space	$1,049.0	Aidenlair Capital	8.0x	US/Canada
02/12/2024	Later Stage VC	LeoLabs	$94.0	Aspire NZ Seed Fund	14.3x	US/Canada
12/18/2024	Later Stage VC	Iceye	$154.2	BlackRock (NYS: BLK)	13.9x	Europe
04/29/2025	Later Stage VC	Apex	$200.0	Andreessen Horowitz	10.7x	US/Canada
				Average	13.4x

____________

(1)      Millions of USD.

Miscellaneous

The discussion set forth above is a summary of the material financial analyses presented by Newbridge to the Inflection Point Board in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Newbridge believes that its analyses summarized above must be considered as a whole. Newbridge further believes that selecting portions of its analyses and the factors considered, or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Newbridge’s analyses and opinion.

The estimates of the future performance of Inflection Point and Quantum Space in or underlying Newbridge’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Newbridge’s analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the valuations resulting from, the analyses described above are inherently subject to substantial uncertainty and should not be taken to be Newbridge’s view of the actual value of Quantum Space.

Conclusion

The values derived from the different analyses that Newbridge used show a range between $788.7 million and $1,020.8 million, with an average of $874.4 million between all three methodologies. The Total Pre-Money Consideration to be received by the members of Quantum Space of $600.0M is below the average of the three valuation analyses.

Based upon and subject to the foregoing, it is Newbridge’s Opinion that, as of June 6th, 2026, (i) the Total Pre-Money Consideration of $600,000,000 to be paid by Inflection Point in the Business Combination is fair, from a financial point of view, to the Inflection Point unaffiliated shareholders, and (ii) the Business Combination has an aggregate fair market value equal to at least eighty percent (80.0%) of the value of the assets held by Inflection Point in its Trust Account for the benefit of holders of Inflection Point’s public shares (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account).

The type and amount of consideration payable in the Business Combination was determined through negotiations between Inflection Point and Quantum Space and was approved by the Inflection Point Board. The decision to enter into the Business Combination Agreement was solely that of the Inflection Point Board. As described above, Newbridge’s opinion and analyses were only one of many factors considered by the Inflection Point Board in its evaluation of the Business Combination Agreement and should not be viewed as determinative of the views of Inflection Point’s or Quantum Space’s management with respect to entering into the Business Combination Agreement.

Fees and Expenses

As compensation for Newbridge’s services in connection with the rendering of its Opinion to the Inflection Point Board, Inflection Point agreed to pay Newbridge a total fee of $75,000, payable in the following installments: (i) $10,000 as a non-refundable initial retainer upon execution of the engagement agreement; (ii) an additional $55,000, non-refundable, upon delivery of the signed Fairness Opinion Letter in a form reasonably acceptable to the Inflection Point Board; and (iii) a final $10,000 upon delivery of the “Opinion of Inflection Point’s Financial Advisor” section of the Registration Statement to the Company’s attorneys. No portion of Newbridge’s fee is contingent upon the conclusion reached in the Opinion or the consummation of the Business Combination. In addition, Inflection Point has agreed to indemnify Newbridge for certain liabilities arising out of its engagement, including the rendering of this Opinion. Inflection Point has also agreed to reimburse Newbridge for any pre-approved expenses incurred in connection with this engagement.

In the past, Newbridge has provided fairness opinion services to Inflection Point Asset Management and certain of its affiliated SPAC vehicles, including Inflection Point Acquisition Corp. III (NASDAQ:IPCX), Inflection Point Acquisition Corp. IV (NASDAQ:BACQ), and Inflection Point Acquisition Corp. V (NASDAQ:IPEX), for which Newbridge received aggregate fees of $225,000. Other than as described herein, Newbridge has not had any material relationship with Inflection Point, Quantum Space, or their respective affiliates.

Projected Financial Information

In connection with Inflection Point’s consideration of the potential Business Combination, Quantum Space provided its internally-derived forecasts for its operations to Inflection Point for use as a component of their overall evaluation of Quantum Space. Those forecasts included certain performance metrics for 2026 and 2027 (the “Projections”). The Projections are included in this proxy statement/prospectus because they were provided to the Inflection Point Board for its evaluation of the Business Combination.

The Projections are included in this proxy statement/prospectus solely to provide Inflection Point’s shareholders access to information made available in connection with the Inflection Point Board’s consideration of the Business Combination. The Projections should not be viewed as public guidance. Furthermore, the Projections do not take into account any circumstances or events occurring after the date on which the Projections were prepared, which was May 2026.

The Projections were prepared in good faith by Quantum Space’s management team and are based on Quantum Space management’s belief that the estimates and assumptions with respect to the expected future financial performance of Quantum Space were reasonable at the time the Projections were prepared and such Projections speak only as of that time. Quantum Space has advised Inflection Point that, as of August [•], 2026, such projections continue to represent the good-faith views of Quantum Space’s management and board of directors regarding Quantum Space’s anticipated future performance. The Projections take into account the estimated costs of consummating the Business Combination and other effects on Inflection Point, which will become the parent of Quantum Space in the Business Combination. The Projections do not include the expenses that have been or may be incurred by Quantum Space or Inflection Point in preparation for or in connection with the Business Combination, or the effect on Quantum Space of any business or strategic decision or action that will or may be taken by the combined company as a result of the Closing.

The Projections reflect numerous estimates and assumptions including with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Quantum Space’s business, all of which are difficult to predict and many of which are beyond Quantum Space’s and Inflection Point’s control and are subject to significant economic, competitive, and other uncertainties. As a result, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than the Projections. There undoubtedly will be differences between actual and projected results, and the differences may be material. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased by the length of time over which these assumptions apply. Since the Projections cover multiple years, such information by its nature becomes less predictive with each successive year. These Projections are subjective in many respects and thus are susceptible to multiple interpretations and are subject to periodic changes based on actual experience, events and business developments, and changes in Quantum Space’s capital requirements and net working capital needs.

The disclosure of these financial projections should not be regarded as an indication that Quantum Space’s or Inflection Point’s boards of directors, or their respective affiliates, advisors or other representatives considered, or now consider, such financial projections necessarily to be predictive of actual future results or to support or fail to support any decision with respect to the Business Combination. Multiple unknown factors, as well as the known factors described herein could cause the forecasts or the underlying assumptions to be inaccurate. As a result, the Projections may not be realized, and actual results may significantly differ from the Projections. The Projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Quantum Space’s and Inflection Point’s control. The various risks and uncertainties include those set forth in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Quantum Space” and “Cautionary Note Regarding Forward-Looking Statements.”

The Projections were not prepared with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Projections were prepared by Quantum Space’s management in connection with the Business Combination and not for the purpose of providing such Projections publicly or at any other time. Neither the independent registered public accounting firms of Quantum Space nor of Inflection Point nor any other registered public accounting firms, have compiled, examined or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or their accuracy or achievability, and the independent registered public accounting firms of Quantum Space and Inflection Point assume no responsibility for, and disclaim any association with, the Projections. The report of WithumSmith+Brown, PC included in the financial statements in this proxy statement/prospectus relates to the historical financial statements of Quantum Space. It does not extend to the Projections and should not be read to do so.

Furthermore, the Projections do not take into account any circumstances or events occurring after the date they were prepared. Nonetheless, a summary of the Projections is provided in this proxy statement/prospectus because the Projections were made available to Inflection Point. The inclusion of the Projections in this proxy statement/prospectus should not be regarded as an indication that Inflection Point, the Inflection Point Board, or their respective affiliates, advisors or other representatives considered, or now considers, such Projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. No person has made or makes any representation or warranty to any Inflection Point shareholder regarding the information included in these Projections. The Projections are not fact and are not necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue, or any, reliance on this information. The Projections should not be viewed as public guidance.

The Projections are not included in this proxy statement/prospectus in order to induce any Inflection Point shareholders to vote in favor of any of the proposals at the extraordinary general meeting. Inflection Point and Quantum Space urge you to review the financial statements of Quantum Space included in the Proxy Statement/Prospectus, as well as the financial information in the section of this Proxy Statement/Prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and to not rely on any single financial measure or Projections taken as a whole. The Projections are being provided for information purposes only and are not and should not be viewed as public guidance regarding the future performance of Quantum Space or the combined company following the consummation of the Business Combination.

Quantum Space uses certain financial measures in the Projections that are not prepared in accordance with GAAP as supplemental measures to evaluate operational performance. While Quantum Space believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Quantum Space’s competitors and may not be directly comparable to similarly titled measures of Quantum Space’s competitors. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Financial measures included in the Projections provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, no reconciliations of the financial measures included in the Projections were prepared and therefore none have been provided in this proxy statement/prospectus. The definitions of the non-GAAP measures included in the projections may not align with those underlying the non-GAAP measures presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Quantum Space.”

Below is a summary of the Projections.

(USD 000’s)	2026E	2027E
Consolidated Revenue(1)	$23,646	$60,633
% Growth	63%	156%

Gross Profit(2)	$5,101	$14,043
% Gross Margin	22%	23%

Sales and Marketing Expense	$1,649	$2,861
Research and Development Expense	$14,976	$15,866
General and Administrative Expense	$14,340	$28,002
Other	$15,000	$—
Operating Expense(3)	$45,965	$46,728
Operating Expense as % of Sales	194%	77%
Research and Development Expense as % of Sales	63%	26%

EBITDA	$(40,864)	$(32,685)
Total Cash Burn	$(69,411)	$(97,599)

____________

(1)     Management assumed approximately $17.1 million of 2026E revenue and $11.1 million of 2027E revenue would be derived from existing contractual arrangements as of June 2026, based on expected achievement of contract milestones and customer acceptance. Management assumed incremental revenue from anticipated contract awards and deployments of $6.5 million in

____________

2026E and $49.6 million in 2027E, based on (i) expected award timing of additional task orders from the U.S. Government (ii) expected award timing of additional contracts with identified new customers. The forecast assumes the timing of revenue recognition is contingent upon achievement of specified flight test milestones, customer acceptance, integration milestones and technical development of our core product occurring generally within management’s expected timeline. Delays in these gating items would shift revenue recognition later than forecast.

(2)      The projected gross margin increase from 22% in 2026E to 23% in 2027E is primarily based on management’s assumptions regarding a higher proportion of revenue in 2027E from higher-margin revenue types relative to 2026E, as well as assumptions regarding negotiated pricing and the extent to which certain direct costs are pass-through or reimbursable under customer arrangements.

(3)      Projected based on functional plans and reflect investment in research and development, sales and marketing and general and administrative expenses, both people and non-people related in order to support projected business growth.

Certain Assumption Regarding the Projections

In preparing the Projections, Quantum Space management made a number of estimates and assumptions regarding the Company’s anticipated operating performance, the timing and conversion of existing backlog and identified business opportunities, expected program execution, product and service economics, planned investments in personnel and infrastructure, and the availability of capital necessary to execute the Company’s business plan. These assumptions reflected management’s good-faith judgment, based on information available at the time the Projections were prepared, as to a reasonable planning case for the periods presented. The assumptions were not intended to represent guarantees of future performance, and actual results may differ materially, including as a result of changes in the timing, scope or probability of customer awards, program milestones, customer acceptance, technical development, launch schedules, cost performance, hiring, capital requirements and other factors.

The Projections were developed using a contract- and opportunity-based revenue build. Existing contractual arrangements and identified prospective awards were modeled based on management’s then-current expectations regarding contract value, period of performance, revenue type, anticipated timing of award and performance, and, where applicable, probability of award. For prospective opportunities, management applied probability weightings that varied based on the assessed stage and maturity of the opportunity. These probability weightings are planning assumptions and do not indicate that any individual opportunity will be awarded, will be awarded on the assumed terms, or will generate revenue in the period or amount reflected in the Projections.

Summary Growth and Cost Assumptions

Revenue assumptions. The Projections assume consolidated revenue of approximately $23.6 million in 2026 and $60.6 million in 2027. The revenue forecast reflects a combination of revenue expected from contractual arrangements in place at the time the Projections were prepared and probability-weighted revenue associated with identified prospective awards and deployments. Management assumed that approximately $17.1 million of 2026 revenue and approximately $11.1 million of 2027 revenue would be generated from existing contractual arrangements, based principally on the expected timing of performance milestones, deliveries and customer acceptance. The balance of projected revenue (approximately $6.5 million in 2026 and approximately $49.6 million in 2027) was assumed to arise from identified prospective government and commercial awards and deployments. The amount, timing and composition of such prospective revenue may vary materially from these assumptions, and delays or changes in one or more opportunities may shift revenue between periods or result in such revenue not being realized.

Underlying Contracts and Revenue

Subject to rounding, approximately $17.1 million of 2026 projected revenue and $11.1 million of 2027 projected revenue was attributed to existing contractual arrangements in the Projections. Projected revenue from these programs remains dependent on the timing and achievement of applicable performance milestones, deliveries, customer acceptance and other contractual requirements, and actual revenue recognized in any period may differ from the amounts shown above.

For opportunities not under contract at the time the Projections were prepared, the forecast reflects management’s assessment of the likelihood and timing of award based on factors such as the opportunity’s stage, customer engagement, procurement status, expected competitive dynamics and management’s understanding of customer requirements. The model includes opportunities at different stages of maturity and therefore applies different probability weightings.

These assumptions are inherently judgmental and may change as procurement processes advance, customer priorities evolve or additional information becomes available. An award may be delayed, reduced in scope, restructured or not received, and the receipt of an award does not necessarily result in revenue recognition in the period assumed.

Revenue recognition in the Projections depends on the achievement of program-specific milestones, which may include engineering and design activities, build and integration, testing, customer acceptance, delivery, launch and in-space operational milestones. Management assumed that these activities would occur generally in accordance with the schedules contemplated in the underlying program plans. Because a significant portion of projected revenue is milestone- or performance-dependent, changes in technical readiness, customer schedules, contracting actions, launch availability or acceptance timing could cause revenue and associated costs to be recognized earlier or later than projected.

Revenue Mix and Gross Margin Assumptions

The Projections assume gross profit of approximately $5.1 million in 2026 and $14.0 million in 2027, representing gross margins of approximately 22% and 23%, respectively. Projected gross margin reflects the expected mix among spacecraft product sales, spacecraft-as-a-service and research and development arrangements, together with program-specific assumptions regarding pricing, direct labor, materials and other direct costs, launch and mission costs, and the extent to which certain costs are reimbursable or otherwise recoverable under customer arrangements. The modest increase in consolidated gross margin in 2027 is principally a function of the assumed mix and economics of programs expected to be performed during that period rather than a uniform margin improvement across all programs. Actual program mix, pricing, cost performance and timing may differ materially from these assumptions.

Factors That May Affect the Assumptions and Cause Actual Results to Differ

The Projections are inherently subject to significant uncertainty. Factors that could cause actual results to differ materially from the Projections include, among others: changes in U.S. Government and commercial customer priorities, budgets and procurement schedules; the timing, scope, terms or cancellation of anticipated awards; changes in the probability or timing of conversion of identified pipeline opportunities; delays in engineering, testing, integration, customer acceptance, launch or in-space operations; changes in program mix, pricing or cost performance; supply chain constraints and changes in component, launch, labor or other input costs; the Company’s ability to recruit and retain personnel at the pace assumed; the timing and amount of capital expenditures and working capital requirements; the availability and cost of financing; and competitive, regulatory, technical and macroeconomic developments.

Accordingly, the assumptions described above should be understood as components of an internally developed planning case as of the date the Projections were prepared, rather than as precise predictions of the amount or timing of future revenue, expenses, margins or cash flows. In particular, the timing of contract awards, program milestones and customer acceptance may cause results to shift between reporting periods even where the underlying business opportunity is ultimately realized.

Operating Expense Assumptions

Operating expenses were projected based on functional plans and reflect investment in research and development, sales and marketing and general and administrative expenses, both people and non-people related in order to support projected business growth.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS (INCLUDING A REGISTRANT’S RESPONSIBILITY TO MAKE FULL AND PROMPT DISCLOSURE AS REQUIRED BY SUCH FEDERAL SECURITIES LAWS) BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF INTERNAL FINANCIAL PROJECTIONS, NONE OF INFLECTION POINT, QUANTUM SPACE OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES UNDERTAKES ANY OBLIGATION TO, AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO, UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS AND THEIR PRESENTATION TO THE INFLECTION POINT BOARD, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Expected Accounting Treatment of the Business Combination

The Domestication

There will be no accounting effect or change in the carrying amount of the assets and liabilities of Inflection Point as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Inflection Point immediately following the Domestication will be the same as those immediately prior to the Domestication.

The Business Combination

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP, as Inflection Point does not meet the definition of a business under U.S. GAAP. For financial reporting purposes, Quantum Space is identified as the accounting acquirer, and Inflection Point as the accounting acquiree. This determination is based on the fact that Quantum Space will be controlled by the same party before and after the Business Combination as a result of Quantum Space’s relative voting rights and control over board appointments and the dominance of senior management in the post-combination entity. Since Inflection Point lacks substantive inputs, processes, and outputs, the transaction does not qualify as a business combination under “Accounting Standards Codification Topic 805, Business Combinations” (“ASC 805”). For accounting purposes, the financial statements of New Quantum Space will represent a continuation of the financial statements of Quantum Space, with the Business Combination being treated as the equivalent of Quantum Space issuing stock for the net assets of Inflection Point, accompanied by recapitalization.

Regulatory Matters

Neither Inflection Point nor Quantum Space are aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the regulatory notices and approvals discussed in “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement — Closing Conditions — Conditions to the Obligations of Each Party.” It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Under the HSR Act and the rules that have been promulgated thereunder, certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. The Business Combination may be subject to the HSR Act and, accordingly, Inflection Point and Quantum Space filed Notification and Report Forms with the Antitrust Agencies on July 29, 2026, the waiting period for which expires on August 28, 2026, at 11:59 pm ET.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Business Combination Proposal at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

The Business Combination Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Business Combination Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that Inflection Point Acquisition Corp. VI’s (“Inflection Point”) entry into the Business Combination Agreement, dated as of June 8, 2026, by and among Inflection Point, IPFX PubCo, Inc., IPFX Merger Sub, Inc. and Quantum Space, LLC, attached to the proxy statement/prospectus accompanying the notice of meeting as Annex A (as it may be amended, restated, supplemented and/or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which and among other things, on the terms and subject to the conditions set forth in the Business Combination Agreement, the parties will complete the Business Combination (as such term is defined in the proxy statement/prospectus) described in the accompanying proxy statement/prospectus, and the performance by Inflection Point of its obligations thereunder and the consummation of the Business Combination, be approved, ratified and confirmed in all respects.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The Inflection Point Board believes that the Business Combination Proposal to be presented at the extraordinary general meeting is in the best interests of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 2 — THE DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, subject to the approval of the other Condition Precedent Proposals, Inflection Point is asking its shareholders to approve the Domestication Proposal. Under the Business Combination Agreement, the approval of the Domestication Proposal, and completion of the Domestication, is a condition to the consummation of the Business Combination. If, however, the Domestication Proposal is approved, but the Business Combination Proposal or any of the other Condition Precedent Proposals is not approved, then neither the Domestication nor the Business Combination will be consummated.

As a condition to Closing, the Inflection Point Board has unanimously approved a change of Inflection Point’s jurisdiction of incorporation by deregistering from the Register of Companies in the Cayman Islands as a Cayman Islands exempted company by way of continuation out of the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. At least one Business Day prior to the Closing, and following the Sponsor Share Conversion, Inflection Point will (a) file all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to paid, and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Section 206 of the Companies Act and in accordance therewith, and (b) file the Post-Domestication Charter and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Inflection Point will be domesticated and continue as a Delaware corporation.

Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement, (a) the Inflection Point Class B Shareholders will elect to convert each of the then issued and outstanding Inflection Point Class B Shares, on a one-for-one basis, into Inflection Point Class A Shares; (b) in connection with the Domestication, (i) each of the then issued and outstanding Inflection Point Class A Shares will convert automatically, on a one-for-one basis, into one Post-Domestication Class A Share; (ii) each of the then issued and outstanding Inflection Point Warrants will convert automatically into a Post-Domestication Warrant; and (iii) each of the then issued and outstanding Inflection Point Units consisting of one Inflection Point Class A Share and one-third of one Inflection Point Warrant will be cancelled and will thereafter entitle the holder thereof to one share of Post-Domestication Inflection Point Common Stock and one-third of one Post-Domestication Warrant.

The Domestication Proposal, if approved, will authorize a change of Inflection Point’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Inflection Point is currently governed by the Companies Act, upon the Domestication, Post-Domestication Inflection Point will be governed by the DGCL, and following the Closing New Quantum Space will be governed by the DGCL. Inflection Point encourages shareholders to carefully consult the information set out below under “— Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication.”

Reasons for the Domestication

The Inflection Point Board believes that it would be in the best interests of Inflection Point, in connection with the completion of the Business Combination, to effect the Domestication. Further, the Inflection Point Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. In addition, because New Quantum Space will operate within the United States following the Business Combination, it was the view of the Inflection Point Board that New Quantum Space should be structured as a corporation organized in the United States.

The Inflection Point Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of Inflection Point and its shareholders. These additional reasons can be summarized as follows:

•        Prominence, Predictability and Flexibility of Delaware Law.    For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as Quantum Space’s.

•        Well-Established Principles of Corporate Governance.    There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Inflection Point believes such clarity would be advantageous to New Quantum Space, the New Quantum Space Board and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New Quantum Space’s stockholders from possible abuses by directors and officers.

•        Increased Ability to Attract and Retain Qualified Directors.    Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. New Quantum Space’s incorporation in Delaware may make New Quantum Space more attractive to future candidates for the New Quantum Space Board, because many such candidates are already familiar with Delaware corporate law from their past business experiences. To date, Inflection Point has not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. The Inflection Point Board therefore believes that providing the benefits afforded directors by Delaware law will enable New Quantum Space to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, Inflection Point believes that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a company’s ability to limit director liability. As a result, Inflection Point believes that the corporate environment afforded by Delaware will enable New Quantum Space to compete more effectively with other public companies in attracting and retaining new directors.

Regulatory Approvals; Third-Party Consents

Inflection Point is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication. However, because the Domestication must occur as a condition to the Business Combination, it will not occur unless the Business Combination can be completed, which will require the approvals as described under the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal.” Inflection Point must comply with applicable United States federal and state securities laws in connection with the Domestication.

The Domestication will not breach any covenants or agreements binding upon Inflection Point and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.

Post-Domestication Charter and Bylaws

Commencing with the effective time of the Domestication, the Post-Domestication Charter and the Post-Domestication Bylaws will govern the rights of stockholders in Post-Domestication Inflection Point.

A chart comparing your rights as a holder of Inflection Point Ordinary Shares as a Cayman Islands exempted company with your rights as a holder of Post-Domestication Inflection Point Common Stock can be found in the section of this proxy statement/prospectus below entitled “Proposal No. 2 — The Domestication Proposal — Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication.”

Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication

When the Domestication is completed, the rights of stockholders of Post-Domestication Inflection Point will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands. Certain differences exist between the DGCL and the Companies Act that will alter certain of the rights of shareholders of Inflection Point and affect the powers of the Post-Domestication Inflection Point board of directors and management following the Domestication.

Shareholders should consider the following summary comparison of the laws of the Cayman Islands, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Companies Act.

The owners of a Delaware corporation’s shares are referred to as “stockholders.” For purposes of language consistency, in certain sections of this proxy statement/prospectus, we may continue to refer to the share owners of Post-Domestication Inflection Point as “shareholders.”

	Delaware	Cayman Islands
Applicable Legislation	General Corporation Law of the State of Delaware.	The Companies Act (As Revised) of the Cayman Islands.
Stockholder/Shareholder Approval of Business Combination

Mergers that require a vote of stockholders require approval by a majority of all outstanding shares entitled to vote on the matter. Mergers in which the corporation’s certificate of incorporation is not amended, the corporation’s stock remains outstanding as an identical share of the surviving corporation, and any new securities issued in the merger do not exceed 20% of shares outstanding before the merger do not require approval of stockholders. Mergers that contemplate a qualifying holding company reorganization do not require approval of stockholders of the corporation that is the parent prior to the merger. Mergers in which the target is widely traded, the acquirer consummates a qualifying tender offer, and a sufficient number of target stockholders tender do not require approval of target stockholders. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Under the Cayman Companies Act, certain fundamental changes such as a merger or consolidation is required to be approved by a special resolution, and any other authorization as may be specified in the relevant memorandum and articles of association.

In respect of a merger, parties holding certain security interests in the constituent companies must also consent. All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers. Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

	Delaware	Cayman Islands
Stockholder/Shareholder Vote Required for Combinations

Generally, a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the statutory provision.

No similar provision
Stockholder/Shareholder Votes for Routine Matters

Approval of routine corporate matters other than director elections that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. Director elections require a plurality vote.

Under Cayman Islands law and the Cayman Constitutional Documents, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the votes cast by or on behalf of the shareholders present in person or represented by proxy at the applicable general meeting and being entitled to vote on such matter).

Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the constitutional documents, but cannot be less than one-third of shares entitled to vote at the meeting.	Quorum is set in the company’s memorandum and articles of association.
Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.

Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association. The articles of association may provide that shareholders may not act by written resolutions.

Appraisal Rights and Dissenters’ Rights

A stockholder of a publicly traded corporation has appraisal rights in connection with a merger unless the merger consideration is all stock in another publicly traded corporation or another exception applies.

Under certain circumstances, shareholders may dissent to a merger of a Cayman Islands company by following the procedure set out in the Cayman Companies Act. Shareholders that dissent from a Cayman Islands statutory merger are entitled to be paid the fair market value of their shares, which, if necessary, may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder, upon written demand stating the purpose thereof, inspect the corporation’s stock ledger and other books and records for a proper purpose during the usual hours for business.

Shareholders generally do not have any rights to inspect or obtain copies of the register of members or other corporate records of a company. The directors may from time to time determine whether and to what extent and at what times and places

	Delaware	Cayman Islands

and under what conditions or regulations the accounts and books of Inflection Point or any of them will be open to the inspection of shareholders not being directors, and no shareholder (not being a director) will have any right of inspecting any account or book or document of Inflection Point except as conferred by law or authorized by the directors or by ordinary resolution of Inflection Point.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit by or in the right of the corporation subject to statutory pleading requirements.

Inflection Point’s Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) Inflection Point management usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•   a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•   the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•   those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against Inflection Point where the individual rights of that shareholder have been infringed or are about to be infringed.

	Delaware	Cayman Islands
Fiduciary Duties of Directors	Directors owe fiduciary duties of care and loyalty to the company and its stockholders.

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•   duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•   duty to not improperly fetter the exercise of future discretion;

•   duty to exercise authority for the purpose for which it is conferred;

•   duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•   duty to exercise independent judgment.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Removal of Directors

Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.

A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

	Delaware	Cayman Islands
Number of Directors

The number of directors is fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The bylaws may provide that the board may increase the size of the board and fill any vacancies.

Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.
Classified Boards	Classified boards are permitted.	Classified boards are permitted.
Indemnification of Directors and Officers

A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

A Cayman Islands company generally may indemnify its directors or officers except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud, willful neglect or willful default or the consequences of committing a crime.

Under Inflection Point’s Articles, every director and officer of Inflection Point, together with every former director and former officer (each an “Indemnified Person”) shall be indemnified out of the assets of Inflection Point against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. No Indemnified Person shall be liable to Inflection Point for any loss or damage incurred by Inflection Point as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such Indemnified Person. No person shall be found to have committed actual fraud, willful neglect or willful default under the articles unless or until a court of competent jurisdiction shall have made a finding to that effect.

	Delaware	Cayman Islands
Limited Liability of Directors

Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends or improper personal benefit.

No directors will be liable to Inflection Point for any loss or damage incurred by Inflection Point as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful default or willful neglect of such director, as determined by a court of competent jurisdiction.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution of the Inflection Point Class B Shareholders, being the affirmative vote of holders of at least two thirds of the Inflection Point Class B Shares who, being present in person or by proxy and entitled to vote thereon, vote in favor of the Domestication Proposal at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 49.2 of the Cayman Constitutional Documents. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

The Domestication Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Domestication Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Resolution to be Voted Upon

“RESOLVED, as a special resolution of the holders of the Inflection Point Acquisition Corp. VI (“Inflection Point”) Class B ordinary shares, that Inflection Point be deregistered as an exempted company in the Cayman Islands pursuant to Section 206 of the Companies Act and Article 49.2 and be registered by way of continuation as a corporation in the State of Delaware, the amended and restated memorandum and articles of association of Inflection Point, as currently in effect, be replaced in their entirety by the Post-Domestication Charter in the form attached to the proxy statement/prospectus as Annex K and the Post-Domestication Bylaws to be adopted upon Domestication in the form attached to the proxy statement/prospectus as Annex L; and the directors and officers of Inflection Point be authorized to make the filings and take the other actions necessary to effect the Domestication.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 3 — THE MERGER PROPOSAL

This section describes certain terms of the Certificate of Merger, which may be material, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Certificate of Merger. A copy of the Certificate of Merger is attached as Annex J to this proxy statement/prospectus and the following descriptions are qualified in their entirety by the full text in Annex J. Inflection Point Shareholders and other interested parties are urged to read the Certificate of Merger in its entirety prior to voting on the proposals presented at the extraordinary general meeting.

Overview

In connection with the Business Combination, Inflection Point’s shareholders are being asked to consider and vote on a proposal to authorize and approve, by a majority of the shares outstanding, the Merger and the Certificate of Merger. The form of the Certificate of Merger is attached to this proxy statement/prospectus as Annex J.

As a matter of Delaware law, approval of Inflection Point Shareholders is required for the authorization of the Certificate of Merger, including, without limitation:

i.       the Merger, being the merger of Post-Domestication Inflection Point with and into Merger Sub, with Post-Domestication Inflection Point continuing as the surviving company; and

ii.      the Certificate of Merger to be entered into by Post-Domestication Inflection Point and Merger Sub in connection with the Merger.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Merger Proposal will not be presented at the extraordinary general meeting. The approval of the Merger Proposal requires the affirmative vote of holders of a majority of the Inflection Point Ordinary Shares outstanding. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast for the Merger Proposal and will therefore have the same effect as a vote against the Merger Proposal. Broker non-votes will not be considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and will therefore have the same effect as a vote against the Merger Proposal.

The Merger Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Merger Proposal will have no effect, even if approved by the requisite holders of Inflection Point Ordinary Shares.

The Sponsor has agreed to vote all the Founder Shares and any Public Shares it may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor owns approximately 25.0% of the issued and outstanding Inflection Point Ordinary Shares. As a result, Inflection Point would need only [•], or approximately [•]%, of the Public Shares, to be voted in favor of the Merger Proposal in order to approve the Merger Proposal.

Resolution to be Voted Upon

The full text of the resolution to be voted upon is as follows:

“RESOLVED, that, subject to the approval of the Business Combination Proposal, Inflection Point Acquisition Corp. VI (“Inflection Point”) be authorized to merge with IPFX Merger Sub, Inc. (“Merger Sub”) so that Inflection Point will be the surviving company (the “Surviving Company”) pursuant to the Certificate of Merger in the form attached to the proxy statement/prospectus accompanying the notice of meeting as Annex J.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

The Inflection Point Board believes that the Merger Proposal to be presented at the extraordinary general meeting is in the best interests of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Merger Proposal.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination” for a further discussion.

Appraisal Rights

[Holders of securities of Inflection Point (including Post-Domestication Inflection Point) are not entitled to appraisal rights in connection with the Business Combination, including the Merger, under Delaware law.]

PROPOSAL NO. 4 — THE DOMESTICATED ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

If the Domestication Proposal is approved and the Domestication becomes effective, Inflection Point will replace the Cayman Constitutional Documents, in each case, with the Proposed Domesticated Organizational Documents of Post-Domestication Inflection Point, pursuant to the DGCL.

Inflection Point’s holders of Inflection Point Class B Shares are asked to consider and vote upon and to adopt the Domesticated Organizational Documents Proposal in connection with the replacement of the Cayman Constitutional Documents and the Domestication. The Domesticated Organizational Documents Proposal is conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal and the Domestication Proposal are not approved, the Domestication Organizational Documents Proposal will have no effect, even if approved by holders of Inflection Point Class B Shares.

Reasons for the Amendments

The Inflection Point Board’s reasons for proposing the Proposed Domesticated Organizational Documents are set forth below. The following is a summary of the key changes effected by the Proposed Domesticated Organizational Documents, but this summary is qualified in its entirety by reference to the full text of the Post-Domestication Charter, a copy of which is included as Annex K, and by reference to the full text of the Post-Domestication Bylaws, a copy of which is included as Annex L. The Domestication is one of the transactions that comprise the Business Combination, however, pursuant to the Business Combination Agreement, approximately one day after the Domestication, Merger Sub will merge with and into Post-Domestication Inflection Point, with Post-Domestication Inflection Point surviving the Merger as a wholly-owned subsidiary of PubCo and the rights of stockholders of New Quantum Space will be governed by the Proposed Organizational Documents. Accordingly, your rights will only be governed by the Proposed Domesticated Organizational Documents for a brief period of time as part of the overall set of transactions that comprise the Business Combination:

•        to facilitate the structure of the Business Combination; and

•        to authorize all other changes in connection with the replacement of the Cayman Constitutional Documents with the Post-Domestication Charter and the Post-Domestication Bylaws in connection with the Domestication (copies of which are attached to this proxy statement/prospectus as Annex K and Annex L, respectively).

Resolution to be Voted Upon

The full text of the resolutions to be passed is as follows:

“RESOLVED, as a special resolution, that the Cayman Constitutional Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Post-Domestication Charter and Post-Domestication Bylaws (copies of which are attached to the proxy statement/prospectus as Annex K and Annex L, respectively), with effect from the registration of Inflection Point in the State of Delaware as a corporation under the laws of the State of Delaware.”

Vote Required for Approval

The approval of the Domesticated Organizational Documents Proposal requires a special resolution under the Companies Act, being the affirmative vote of the holders of a majority of at least two-thirds of the Inflection Point Class B Shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

The Domesticated Organizational Documents Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Domesticated Organizational Documents Proposal will have no effect, even if approved by holders of Inflection Point Class B Shares.

The Sponsor has agreed to vote all the Founder Shares it holds in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned approximately 25.0% of the issued and outstanding Inflection Point Ordinary Shares and 100% of the issued and outstanding Inflection Point Class B Shares. Accordingly, the Domesticated Organizational Documents Proposal is expected to be approved.

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATED ORGANIZATIONAL DOCUMENTS PROPOSAL.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “The Business Combination Proposal — Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination” for a further discussion.

PROPOSAL NO. 5 — THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS

If the Domestication Proposal and the Merger Proposal are approved and the other closing conditions of the Business Combination are met, the rights of Inflection Point’s shareholders will no longer be governed by the Cayman Constitutional Documents, and after the Merger, will be governed by the Proposed Organizational Documents of New Quantum Space, under the DGCL.

Inflection Point’s shareholders are asked to consider and vote upon and to approve on a non-binding advisory basis by special resolution eight separate proposals (collectively, the “Advisory Organizational Documents Proposals”) in connection with the Proposed Organizational Documents, which will govern the rights of stockholders of New Quantum Space. These eight proposals are being presented separately in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions and will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Cayman or Delaware law, but pursuant to SEC guidance, Inflection Point is required to submit these provisions to its shareholders separately for approval. The shareholder votes regarding these proposals are advisory in nature, and are not binding on Inflection Point, the Inflection Point Board, New Quantum Space or the New Quantum Space Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Organizational Documents Proposals (separate and apart from the approval of the Merger Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Inflection Point intends that the Proposed Organizational Documents will govern the rights of current Inflection Point stockholders upon the consummation of the Merger, assuming approval of the Business Combination Proposal, the Domestication Proposal, the Merger Proposal and the other Condition Precedent Proposals.

The Proposed Organizational Documents differ materially from the Cayman Constitutional Documents. The following table sets forth a summary of the principal changes proposed between the Cayman Constitutional Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of Inflection Point, the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms. Additionally, as the Cayman Constitutional Documents are governed by the Companies Act and the Proposed Organizational Documents will be governed by the DGCL, Inflection Point encourages shareholders to carefully consult the information set out under the section entitled “The Domestication Proposal — Comparison of Shareholder Rights Under Applicable Corporate Law Before and After Domestication.”

	Cayman Constitutional Documents	Proposed Organizational Documents
Authorized Shares (Advisory Organizational Documents Proposal 5A)

The authorized share capital set out in the Cayman Constitutional Documents is US$55,500 divided into 500,000,000 Inflection Point Class A Shares, 50,000,000 Inflection Point Class B Shares and 5,000,000 preference shares of a par value of US$0.0001 each.

See paragraph 5 of Cayman Constitutional Documents.

The Proposed Organizational Documents authorize [•] shares, consisting of (A) [•] shares of New Quantum Space Class A-1 Common Stock, (B) [•] shares of New Quantum Space Class A-2 Common Stock, (C) [•] shares of New Quantum Space Class B-1 Common Stock, (D) [•] shares of New Quantum Space Class B-2 Common Stock, and (E) [•] shares of New Quantum Space Preferred Stock, each with a par value of $[•] per share.

See Article IV of the Proposed Charter.

	Cayman Constitutional Documents	Proposed Organizational Documents
Multiple Class Common Stock Structure (Advisory Organizational Documents Proposal 5B)	The Cayman Constitutional Documents authorize each holder to have one vote for every share held. See Article 24 of the Cayman Constitutional Documents.

The Proposed Organizational Documents authorize a multiple class common stock structure pursuant to which the holders of New Quantum Space Class A-1 Common Stock and New Quantum Space Class B-1 Common Stock will be entitled to one vote per share and holders of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock will be entitled to ten votes per share.

See Section 4.4 of the Proposed Charter.

Sunset Provision for New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock (Advisory Organizational Documents Proposal 5C)	The Cayman Constitutional Documents do not contain a sunset provision providing for the automatic conversion of shares into a different class.

The Proposed Organizational Documents include a provision providing that each outstanding share of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock shall automatically convert into one share of New Quantum Space Class A-1 Common Stock or New Quantum Space Class B-1 Common Stock, as applicable, upon the earliest to occur of (i) the date that is seven years from the effectiveness of the Proposed Organizational Documents and (ii) the first date when the High-Vote Holders (as defined in the Proposed Organizational Documents) collectively cease to own at least 33.33% of the number of shares of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock collectively held by them as of immediately following the Closing.

See Section 4.5(c) of the Proposed Charter.

Exclusive Forum Provision (Advisory Organizational Documents Proposal 5D)

The Cayman Constitutional Documents provide that unless Inflection Point consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Cayman Constitutional Documents or otherwise related in any way to each shareholder’s shareholding in Inflection Point, including but not

The Proposed Organizational Documents adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These provisions will not address or apply to claims that arise under the Exchange Act; however, Section 27

	Cayman Constitutional Documents	Proposed Organizational Documents

limited to: (i) any derivative action or proceeding brought on Inflection Point’s behalf; (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of Inflection Point’s current or former director, officer or other employee to Inflection Point or its shareholders; (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or the Cayman Constitutional Documents; or (iv) any action asserting a claim against Inflection Point governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. The forum selection provision in the Cayman Constitutional Documents does not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

See Article 54 of the Cayman Constitutional Documents.

of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

See Article XII of the Proposed Charter.

Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents (Advisory Organizational Documents Proposal 5E)

The Cayman Constitutional Documents provide that amendments may be made by a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds of the Inflection Point Ordinary Shares represented in person or by proxy and entitled to vote at an extraordinary general meeting and who vote at the extraordinary general meeting.

See Article 18.3 of the Cayman Constitutional Documents.

The Proposed Charter requires the affirmative vote of at least two-thirds of the voting power of the outstanding shares to amend, alter, repeal or rescind any provision of the Proposed Charter. In addition, the Proposed Charter requires the affirmative vote of at least a majority of the following classes of holders: (i) the holders of New Quantum Space Class B-1 Common Stock and New Quantum Space Class B-2 Common Stock, (ii) the holders of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock, or (iii) the holders of New Quantum Space Class A-1 Common Stock, in each case, to amend, alter, change, repeal or adopt any provision in a manner that adversely affects such class or classes of holders.

See Article IX of the Proposed Charter.

	Cayman Constitutional Documents	Proposed Organizational Documents

The Proposed Charter permits the New Quantum Space Board to amend, alter, repeal or rescind the Proposed Bylaws without the consent or vote of the stockholders of New Quantum Space, provided that when stockholder consent is required by applicable law or the Proposed Organizational Documents, the adoption, amendment or repeal of the Proposed Bylaws of New Quantum Space requires the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of New Quantum Space.

See Article VI of the Proposed Charter.

Removal of Directors (Advisory Organizational Documents Proposal 5F)	The Cayman Constitutional Documents provide that shareholders may, by an ordinary resolution, remove any director. See Article 31.1 of the Cayman Constitutional Documents.

The Proposed Organizational Documents permit the removal of any director or the entire board, with or without cause, and only by the affirmative vote of the holders of at least two-thirds of the total voting power of outstanding shares of New Quantum Space.

See Section 7.4 of the Proposed Charter.

Action by Written Consent of Stockholders (Advisory Organizational Documents Proposal 5G)

The Cayman Constitutional Documents permit shareholders to approve matters by unanimous written resolution of all of the shareholders entitled to receive notice of and to attend and vote at general meetings.

See Article 23.3 of the Cayman Constitutional Documents.

The Proposed Organizational Documents provide that for so long as New Quantum Space qualifies as a controlled company under applicable Nasdaq rules, any action required or permitted to be taken by the holders of New Quantum Space stockholders may be taken without a meeting if signed by the holders having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted in compliance with the DGCL. From and after the date that New Quantum Space ceases to qualify as a controlled company, the Proposed Organizational Documents

	Cayman Constitutional Documents	Proposed Organizational Documents

require stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting. In addition, any action required or permitted to be taken by the holders of (x) any series of New Quantum Space Preferred Stock or (y) New Quantum Space Class A-2 Common Stock, New Quantum Space Class B-1 Common Stock or New Quantum Space Class B-2 Common Stock may be taken without a meeting if signed by the holders of the relevant series of New Quantum Space Preferred Stock or class of New Quantum Space Common Stock, as applicable, having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted in compliance with the DGCL.

See Section 8.1 of the Proposed Charter.

Other Changes In Connection With Adoption of the Proposed Organizational Documents (Advisory Organizational Documents Proposal 5H)

The Cayman Constitutional Documents include provisions related to Inflection Point’s status as a blank check company prior to the consummation of an initial business combination.

See Article 51 of the Cayman Constitutional Documents.

The Proposed Organizational Documents do not include such provisions related to Inflection Point’s status as a blank check company, which will no longer apply upon consummation of the Business Combination, as Inflection Point will cease to be a blank check company at such time.

Reasons for Amendments

Advisory Organizational Documents Proposal 5A — Authorized Shares

The principal purpose of this proposal is to provide for an authorized capital structure of New Quantum Space that will enable it to continue as an operating company governed by the DGCL. The Inflection Point Board believes that it is important for New Quantum Space to have available for issuance a number of authorized shares of New Quantum Space Common Stock and New Quantum Space preferred stock sufficient to support growth and to provide flexibility for future corporate needs.

As of the date of this proxy statement/prospectus, there are (a) 25,300,000 Inflection Point Class A Ordinary Shares issued and outstanding, (b) 8,433,333 Inflection Point Class B Ordinary Shares issued and outstanding and (c) no Inflection Point preference shares issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there is an aggregate of (i) 8,433,333 Public Warrants and (ii) 7,400,000 Private Placement Warrants, in each case, issued and outstanding. Subject to the terms and conditions of the Warrant Agreement, the Inflection Point Warrants will be exercisable after giving effect to the Business Combination for one share of New Quantum Space Class A-1 Common Stock at an exercise price of $11.50 per share subject to adjustment.

Pursuant to the Business Combination Agreement, New Quantum Space will issue or, as applicable, reserve for issuance in respect of an aggregate of [•] shares of New Quantum Space Common Stock to New Quantum Space stockholders.

In order to ensure that New Quantum Space has sufficient authorized capital for future issuances, the Inflection Point Board has approved, subject to shareholder approval, that the Proposed Organizational Documents of PubCo provide for [•] shares of New Quantum Space capital stock which consists of (A) [•] shares of New Quantum Space Class A-1 Common Stock, (B) [•] shares of New Quantum Space Class A-2 Common Stock, (C) [•] shares of New Quantum Space Class B-1 Common Stock, (D) [•] shares of New Quantum Space Class B-2 Common Stock, and (E) [•] shares of New Quantum Space Preferred Stock, each with a par value of $[•] per share.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of PubCo, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Advisory Organizational Documents Proposal 5B — Multiple Class Common Stock Structure

The voting power of the New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock is necessary to give the Quantum Space Founders comparable control rights over New Quantum Space as they currently have in Quantum Space. The Inflection Point Board believes that New Quantum Space’s success rests on its ability to undertake a long-term view and the Quantum Space Founders’ controlling interest will enhance New Quantum Space’s ability to focus on long-term value creation and help insulate New Quantum Space from short-term outside influences. The Quantum Space Founders’ voting control also provides New Quantum Space with flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining the Quantum Space Founders’ control.

Advisory Organizational Documents Proposal 5C — Sunset Provision for New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock

Adopting the sunset provision would provide for equal voting rights to stockholders in the event that the Quantum Space Founders collectively cease to beneficially own at least 33.33% of the number of shares of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock collectively held by them as of immediately following the Closing. If such a sunset provision is triggered, we believe that the control rights provided to the Quantum Space Founders as a result of the dual class structure would no longer be appropriate and that sound governance principles would provide for a “one share, one vote” structure in which every share of common stock has equal voting rights.

Advisory Organizational Documents Proposal 5D — Exclusive Forum Provision

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist New Quantum Space in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The Inflection Point Board believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, New Quantum Space will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and New Quantum Space with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions. The Inflection Point Board further believes that providing that, unless we consent in writing to an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving actions arising under the Securities Act, provides the flexibility to file such suits in any federal district court while providing the benefits of eliminating duplicative litigation and having such cases heard by courts that are well-versed in the applicable law. Notwithstanding the foregoing, the Proposed Charter will provide that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make New Quantum Space’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

Advisory Organizational Documents Proposal 5E — Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents

The Cayman Constitutional Documents provide that amendments may be made by a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at a general meeting, vote at a general meeting. The Proposed Charter requires the affirmative vote of at least two-thirds of the voting power of the outstanding shares to amend, alter, repeal or rescind any provision of the Proposed Charter. In addition, the Proposed Charter requires the affirmative vote of at least a majority of the following classes of holders: (i) the holders of New Quantum Space Class B-1 Common Stock and New Quantum Space Class B-2 Common Stock, (ii) the holders of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock, or (iii) the holders of New Quantum Space Class A-1 Common Stock, in each case, to amend, alter, change, repeal or adopt any provision in a manner that adversely affects such class or classes of holders. The Proposed Charter permits the New Quantum Space Board to amend, alter, repeal or rescind the Proposed Bylaws without the consent or vote of the stockholders of New Quantum Space, provided that when stockholder consent is required by applicable law or the Proposed Organizational Documents, the adoption, amendment or repeal of the Proposed Bylaws of New Quantum Space requires the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of New Quantum Space.

The Proposed Bylaws adopt provisions permitting holders of outstanding shares of capital stock to adopt, amend or repeal the Proposed Bylaws, provided they receive the affirmative vote of at least two-thirds of the voting power of the outstanding shares of voting stock of New Quantum Space.

The amendments are intended to protect the Proposed Organizational Documents from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Advisory Organizational Documents Proposal 5F — Removal of Directors

The Cayman Constitutional Documents provide that Inflection Point shareholders may remove any director by an ordinary resolution, being the affirmative vote of holders of a simple majority of the Inflection Point Ordinary Shares represented in person or by proxy and entitled to vote at a general meeting and who vote at the general meeting.

The Proposed Organizational Documents permit the removal of a director or the entire board with or without cause and only by the affirmative vote of the holders of at least two-thirds of the total voting power of all then-outstanding shares of New Quantum Space. The New Quantum Space Board believes that such a standard will (a) increase board continuity and the likelihood that experienced board members with familiarity of New Quantum Space’s business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquirer or other person, group or entity to gain control of the New Quantum Space Board.

Advisory Organizational Documents Proposal 5G — Action by Written Consent of Stockholders

Under the Proposed Organizational Documents, New Quantum Space’s stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. The Proposed Organizational Documents provide that for so long as New Quantum Space qualifies as a controlled company under applicable Nasdaq rules, any action required or permitted to be taken by the holders of New Quantum Space stockholders may be taken without a meeting if signed by the holders having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted in compliance with the DGCL. From and after the date that New Quantum Space ceases to qualify as a controlled company, the Proposed Organizational Documents require stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting. In addition, any action required or permitted to be taken by the holders of (x) any series of New Quantum Space Preferred Stock or (y) New Quantum Space Class A-2 Common Stock, New Quantum Space Class B-1 Common Stock or New Quantum Space Class B-2 Common Stock may be taken without a meeting if signed by the holders of the relevant series of New Quantum Space Preferred Stock or class of New Quantum Space Common Stock, as applicable, having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted in compliance with the DGCL.

The Inflection Point Board believes that eliminating the right of stockholders to act by written consent after New Quantum Space ceases to qualify as a controlled company is appropriate to limit the circumstances under which stockholders can act on their own initiative to alter or amend the Proposed Organizational Documents outside of a duly called special or annual meeting of the stockholders of New Quantum Space.

In addition, the elimination of the stockholders’ ability to act by written consent after New Quantum Space ceases to qualify as a controlled company may have certain anti-takeover effects by forcing a potential acquirer to take control of the New Quantum Space Board only at duly called special or annual meetings. Inclusion of these provisions in the Proposed Organizational Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the New Quantum Space Board and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Advisory Organizational Documents Proposal 5H — Other Changes in Connection with Adoption of the Proposed Organizational Documents

The Proposed Charter would (i) change the corporate name from “IPFX PubCo, Inc.” to “Quantum Space, Inc.,” (ii) make New Quantum Space’s corporate existence perpetual and (iii) not include certain provisions related to Inflection Point’s status as a blank check company. The Inflection Point Board believes that changing the post-business combination corporate name from “IPFX PubCo, Inc.” to “Quantum Space, Inc.” is desirable to reflect the Business Combination with Quantum Space and to clearly identify New Quantum Space as the publicly traded entity. The Inflection Point Board also believes that making New Quantum Space’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and the Inflection Point Board believes that it is the most appropriate period for New Quantum Space following the Business Combination.

Certain provisions related to Inflection Point’s status as a blank check company are not included in the Proposed Organizational Documents because these provisions do not apply to a company that is not a blank check company. For example, the Proposed Organizational Documents do not include the requirement to dissolve New Quantum Space and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. In addition, certain other provisions in Inflection Point’s current organizational documents require that proceeds from Inflection Point’s initial public offering be held in the Trust Account until a business combination or liquidation of Inflection Point has occurred.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as eight separate special resolutions on a non-binding and advisory basis only, that the following governance provisions contained in the Proposed Organizational Documents be and are hereby approved:

•        Proposal 5A — Under the Proposed Organizational Documents, New Quantum Space would be authorized to issue [•] shares, consisting of (A) [•] shares of New Quantum Space Class A-1 Common Stock (B) [•] shares of New Quantum Space Class A-2 Common Stock, (C) [•] shares of New Quantum Space Class B-1 Common Stock, (D) [•] shares of New Quantum Space Class B-2 Common Stock, and (E) [•] shares of New Quantum Space Preferred Stock, each with a par value of $[•] per share.

•        Proposal 5B — The Proposed Organizational Documents would authorize a multiple class common stock structure pursuant to which the holders of New Quantum Space Class A-1 Common Stock and New Quantum Space Class B-1 Common Stock will be entitled to one vote per share and holders of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock will be entitled to ten votes per share.

•        Proposal 5C — The Proposed Organizational Documents would include a provision providing that each outstanding share of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock shall automatically convert into one share of New Quantum Space Class A-1 Common Stock or New Quantum Space Class B-1 Common Stock, as applicable, upon the earliest to occur of (i) the date that is seven years from the effectiveness of the Proposed Organizational Documents and (ii) the first date when the High-Vote Holders (as defined in the Proposed Organizational Documents) collectively cease to own at least 33.33% of the number of shares of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock collectively held by them as of immediately following the Closing.

•        Proposal 5D — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

•        Proposal 5E — The Proposed Charter would require the affirmative vote of at least two-thirds of the voting power of the then-outstanding shares of New Quantum Space to amend, alter, repeal or rescind any provision of the Proposed Charter. In addition, the Proposed Charter would require the affirmative vote of at least a majority of the following classes of holders: (i) the holders of New Quantum Space Class B-1 Common Stock and New Quantum Space Class B-2 Common Stock, (ii) the holders of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock, or (iii) the holders of New Quantum Space Class A-1 Common Stock, in each case, to amend, alter, change, repeal or adopt any provision in a manner that adversely affects such class or classes of holders. The Proposed Charter would also permit the New Quantum Space Board to amend, alter, repeal or rescind the Proposed Bylaws without the consent or vote of the stockholders of New Quantum Space. The Proposed Bylaws would permit the stockholders of New Quantum Space to adopt, amend or repeal the Proposed Bylaws by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of voting stock entitled to vote of New Quantum Space.

•        Proposal 5F — The Proposed Charter would require the affirmative vote of holders of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors to remove a director, with or without cause.

•        Proposal 5G — The Proposed Charter would, from and after the date that New Quantum Space ceases to qualify as a controlled company, prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting, provided that any action required or permitted to be taken by the holders of (x) any series of New Quantum Space Preferred Stock or (y) New Quantum Space Class A-2 Common Stock, New Quantum Space Class B-1 Common Stock or New Quantum Space Class B-2 Common Stock may be taken without a meeting if signed by the holders of the relevant series of New Quantum Space Preferred Stock or class of New Quantum Space Common Stock, as applicable, having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted in compliance with the DGCL.

•        Proposal 5H — The Proposed Charter would (1) change the corporate name from “IPFX PubCo, Inc.” to “Quantum Space, Inc.” (2) make New Quantum Space’s corporate existence perpetual and (3) not include certain provisions related to Inflection Point’s status as a blank check company.

Vote Required for Approval

The approval of the Advisory Organizational Documents Proposals requires a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares who, being in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

As discussed above, the Advisory Organizational Documents Proposals are advisory votes and therefore are not binding on Inflection Point, the Inflection Point Board, New Quantum Space or the New Quantum Space Board. Furthermore, the Business Combination is not conditioned on the Advisory Organizational Documents Proposals.

Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Inflection Point intends that the Proposed Organizational Documents will govern the rights of current Inflection Point stockholders upon the consummation of the Merger, assuming approval of the Business Combination Proposal, Organizational Document Proposal and the other Condition Precedent Proposals.

The Sponsor has agreed to vote all the Founder Shares and any Public Shares it may hold in favor of the Advisory Organizational Documents Proposal.

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 6 — THE DIRECTOR ELECTION PROPOSAL

Election of Directors

Pursuant to the Business Combination Agreement, Inflection Point has agreed to take all necessary action, including causing the members of the Inflection Point Board to resign, so that effective at the Closing, the entire New Quantum Space Board will consist of seven individuals, a majority of whom will be independent directors in accordance with the requirements of the Nasdaq.

Inflection Point is proposing the approval by ordinary resolution of the election of the following seven individuals, who will take office immediately following the Closing and who will constitute all the members of the New Quantum Space Board: Jim Bridenstine, Dr. Kam Ghaffarian, [Michael Blitzer], [•], [•], [•] and [•].

If elected, each director of the Company will hold office until the expiration of the term for which he or she is elected and until his or her successor has been duly elected and qualified or until his or her earlier resignation, death, disqualification or removal. In addition, it is anticipated that Dr. Kam Ghaffarian will be designated as Chairman of the New Quantum Space Board. Each of [Michael Blitzer], [•], [•], [•] and [•] are expected to qualify as an independent director under Nasdaq listing standards.

There are no family relationships among any of the Company’s directors and executive officers.

Subject to other provisions in the Proposed Charter, the number of directors that constitutes the entire New Quantum Space Board will be fixed solely by resolution of the New Quantum Space Board, but will not exceed seven.

Under the Proposed Charter, and subject to the rights of holders of New Quantum Space Preferred Stock with respect to the election of directors, the directors of the Company will not be classified. The directors of the Company will serve until the first annual meeting of shareholders of Company to be held following the date of Closing and until any such director’s successor is elected and qualified, subject to such director’s earlier death, disqualification, resignation or removal.

No decrease in the number of directors constituting the New Quantum Space Board will shorten the term of any incumbent director.

Subject to the rights of holders of any series of New Quantum Space Preferred Stock with respect to the election of directors, any director or the entire board may be removed from office by the shareholders of the Company, with or without cause, by the holders of a majority of the shares of New Quantum Space then entitled to vote at an election of directors. Vacancies occurring on the New Quantum Space Board for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the New Quantum Space Board, although less than a quorum, or by a sole remaining director, and not by shareholders of the Company. A person so elected by the New Quantum Space Board to fill a vacancy or newly created directorship will hold office until such director’s successor is elected and qualified, subject to such director’s earlier death, disqualification, resignation, or removal.

The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Director Election Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

The Inflection Point Board knows of no reason why any of the nominees will be unavailable or decline to serve as a director. The information presented below is as of the record date and is based in part on information furnished by the nominees and in part from the Company’s and Quantum Space’s records.

Information about Officers, Directors and Nominees

At the effective time of the Business Combination, in accordance with the terms of the Business Combination Agreement and assuming the election of the nominees set forth in this section, the members of the New Quantum Space Board and officers of the Company will be as follows:

Name	Age	Position
Jim Bridenstine	51	Chief Executive Officer, Director Nominee
Adarsh Parekh	47	Chief Financial Officer and Treasurer
Dr. Kam Ghaffarian	68	Executive Chairman, Director Nominee
[Michael Blitzer]	49	Director Nominee
[•]	[•]	Director Nominee
[•]	[•]	Director Nominee
[•]	[•]	Director Nominee
[•]	[•]	Director Nominee

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

For more information about the anticipated members of the New Quantum Space Board and officers of New Quantum Space following the Closing, see the sections entitled “Management of the Company Following the Business Combination — Officers and Directors” and “Directors, Officers, Executive Compensation and Corporate Governance of Inflection Point prior to the Business Combination.”

Vote Required for Approval

The approval of the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented at the extraordinary general meeting. The Director Election Proposal will only become effective if the Business Combination is completed.

Although the Cayman Constitutional Documents indicate that, prior to the Closing, holders of Public Shares shall have no right to vote on the appointment or removal of any director, the Director Election Proposal is being voted on by all holders of Inflection Point Ordinary Shares.

In the event that one or more nominees is not elected under the Director Election Proposal, the Inflection Point Board is permitted under Article 31 of the Cayman Constitutional Documents to appoint any person to be a director.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the persons named below be elected to serve on the New Quantum Space Board upon the Closing:

Jim Bridenstine
Dr. Kam Ghaffarian
[Michael Blitzer]
[•]

[•]

[•]

[•]”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” ELECTION OF EACH OF THE DIRECTOR NOMINEES TO THE NEW QUANTUM SPACE BOARD.

The existence of financial and personal interests of Inflection Point’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 7 — THE NEW QUANTUM SPACE INCENTIVE PLAN PROPOSAL

Overview

Inflection Point is asking its shareholders to approve the New Quantum Space Incentive Plan and the material terms thereunder. The Inflection Point Board adopted the New Quantum Space Incentive Plan prior to the extraordinary general meeting, subject to shareholder approval at the extraordinary general meeting. The New Quantum Space Incentive Plan will become effective upon the Closing assuming approval of this proposal by our shareholders.

The New Quantum Space Incentive Plan is described in more detail below. A copy of the New Quantum Space Incentive Plan is attached to this proxy statement/prospectus as Annex G.

The New Quantum Space Incentive Plan

The purpose of the New Quantum Space Incentive Plan is to promote the success and enhance the value of New Quantum Space by linking the individual interests of the members of the New Quantum Space Board, employees and consultants to those of New Quantum Space stockholders, providing such individuals with an incentive for outstanding performance to generate superior returns to New Quantum Space stockholders and providing flexibility to motivate, attract and retain the services of members of the New Quantum Space Board, employees and consultants.

Description of the Material Features of the New Quantum Space Incentive Plan

This section summarizes certain principal features of the New Quantum Space Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the New Quantum Space Incentive Plan.

The New Quantum Space Incentive Plan provides an opportunity for eligible employees, officers, non-employee directors and consultants of the Company, subject to limitations provided by federal or state securities laws, to receive (i) incentive stock options (to eligible employees only); (ii) nonqualified stock options; (iii) SARs; (iv) restricted stock awards; (v) restricted stock units; (vi) performance stock awards; (vii) performance stock unit awards; (viii) dividend equivalents; (ix) other stock- or cash-based awards; or (x) any combination of the foregoing. The Administrator may select eligible individuals to receive awards and determine the nature and amount of each award, but no eligible individual or other person has any right to receive an award under the New Quantum Space Incentive Plan and the Company and the Administrator are not obligated to treat eligible individuals, holders or other persons uniformly.

Shares Available; Evergreen Provision

Subject to adjustment in connection with the payment of a stock dividend, a stock split or subdivision or combination of the shares of common stock, or a reorganization or reclassification of the Company’s common stock, the aggregate number of shares of common stock which may be issued or transferred pursuant to awards under the New Quantum Space Incentive Plan is the sum of (i) [•] shares of common stock (representing ten percent (10%) of the post-closing fully-diluted shares of common stock of the Company outstanding as of immediately after the Closing), (ii) the number of shares underlying Substituted Quantum Awards, and (iii) an automatic annual increase on the first day of each year beginning in 2027 and ending in (and including) 2036 equal to the lesser of (A) five percent (5%) of the Shares outstanding on a fully diluted basis on the last day of the immediately preceding fiscal year; and (B) such smaller number of shares of common stock as determined by the New Quantum Space Board or the Committee (collectively, the “Share Limit”). This annual automatic increase to the Share Limit is also known as an “evergreen” provision. Notwithstanding the foregoing, the aggregate maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options is [•] shares.

If any shares subject to an award are forfeited or expire or such award is settled for cash (in whole or in part), the shares subject to such award shall, to the extent of such forfeiture, expiration, or cash settlement, again be available for future grants of awards under the New Quantum Space Incentive Plan. In addition, until the termination of the Plan, the following shares shall be available for future grants of awards under the Plan: (i) shares tendered by a Holder or withheld by the Company in payment of the exercise price of an Option; (ii) shares tendered by the Holder or withheld by the Company to satisfy any tax withholding obligation with respect to an Award; (iii) shares subject to SARs that are not issued in connection with the stock settlement of the SARs on exercise thereof; and (iv) shares repurchased by the Company under the Plan’s repurchase or forfeiture provisions for Performance Stock or Restricted Stock at the same price paid by the Holder or a lower price. The payment of Dividend Equivalents in cash in conjunction with any outstanding awards shall not be counted against the shares available for issuance under the Plan. Notwithstanding anything to the contrary contained herein, shares purchased on the open market with the cash proceeds from the exercise of Options shall not be available for future grants of awards, and no shares may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

The shares available for awards under the New Quantum Space Incentive Plan will be authorized but unissued shares of our common stock.

Administration

The New Quantum Space Incentive Plan is administered by the Compensation Committee of the New Quantum Space Board, or another committee or subcommittee of the New Quantum Space Board or the Compensation Committee of the New Quantum Space Board, as determined from time to time by the New Quantum Space Board (the “Administrator”), except that the full New Quantum Space Board will administer the Plan with respect to awards granted to non-employee directors. To the extent necessary to comply with Rule 16b-3 of the Exchange Act, the Committee shall take all action with respect to such awards, and the individuals taking such action shall consist solely of two or more Non-Employee Directors, each of whom is intended to qualify as a “non-employee director” as defined by Rule 16b-3 of the Exchange Act. Subject to the terms of the New Quantum Space Incentive Plan, the Administrator may determine the recipients, the types of awards to be granted, the number of shares of our Common Stock subject to or the cash value of awards, and the terms and conditions of awards granted under the New Quantum Space Incentive Plan, including the period of their exercisability and vesting. The Administrator also has the authority to provide for accelerated exercisability and vesting of awards. Subject to the limitations set forth below, the Administrator also determines the fair market value applicable to an award and the exercise or strike price of stock options and SARs granted under the New Quantum Space Incentive Plan.

The Administrator may also delegate to a committee of one or more members of the New Quantum Space Board or one or more officers of the Company the authority to grant or amend awards or to take other administrative actions; provided, however, that in no event shall an officer of the Company be delegated the authority to grant awards to, or amend awards held by, individuals who are subject to Section 16 of the Exchange Act or officers of the Company (or directors) to whom authority to grant or amend awards has been delegated. Under any such delegation, the Administrator will specify the restrictions and limits applicable to such delegation, and the New Quantum Space Board or committee may at any time rescind the authority so delegated or appoint a new delegate.

On or after the date of grant of an award under the New Quantum Space Incentive Plan, the Administrator may (i) accelerate the date on which any such award becomes vested, exercisable or transferable, as the case may be, (ii) extend the term of any such award, including, without limitation, extending the period following a termination of a participant’s employment during which any such award may remain outstanding, or (iii) waive any conditions to the vesting, exercisability or transferability, as the case may be, of any such award; provided, that the Administrator shall not have any such authority to the extent that the grant of such authority would cause any tax to become due under Section 409A of the Internal Revenue Code (the “Code”).

Eligibility

All of the Company’s employees (including employees of its subsidiaries), non-employee directors and consultants are eligible to participate in the New Quantum Space Incentive Plan and may receive all types of awards other than incentive stock options. Options granted to non-employee directors and consultants shall only be non-qualified stock options. Incentive stock options may be granted under the New Quantum Space Incentive Plan only to employees of the Company, any of the Company’s present or future “parent corporations” or “subsidiary corporations” as defined in Sections 424(e) or (f) of the Code, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. No person who qualifies as a Greater Than 10% Stockholder may be granted an Incentive Stock Option unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code.

Following the Closing, the combined company is expected to have approximately 135 employees, [•] non-employee directors and [•] other individual service providers who will be eligible to receive awards under the New Quantum Space Incentive Plan.

No awards are issuable by the Company under the New Quantum Space Incentive Plan (i) in connection with services associated with the offer or sale of securities in a capital-raising transaction; or (ii) where the services directly or indirectly promote or maintain a market for the Company’s securities.

Limit on Non-Employee Director Compensation

The maximum number of shares subject to awards granted during a single fiscal year to any non-employee director, taken together with any cash fees paid during the fiscal year to the non-employee director, in respect of the director’s service as a member of the New Quantum Space Board during such year (including service as a member or chair of any committees of the New Quantum Space Board), will not exceed $750,000, increased to $1,000,000 in the fiscal year of such non-employee director’s initial services as a non-employee director, in total value (calculating the value of any such awards based on the grant date fair market value of such awards for financial reporting purposes). Such limit shall be applied without regard to awards, if any, granted to a non-employee director during any period in which such individual was an employee of the Company or was otherwise providing services to the Company other than in the capacity as a non-employee director.

Stock Options

Stock options may be granted by the Administrator and may be either non-qualified (non-statutory) stock options or incentive stock options. The Administrator, in its sole discretion, determines the exercise price of any options granted under the Plan which exercise price is set forth in the agreement evidencing the option. Stock options are subject to the terms and conditions, including vesting conditions, set by the Administrator (and incentive stock options are subject to further statutory restrictions that will be set forth in the grant agreement for those options). The exercise price for all stock options granted under the New Quantum Space Incentive Plan will be determined by the Administrator, except that no stock options can be granted with an exercise price that is less than 100% of the fair market value of the Company’s common stock on the date of grant. Further, stockholders who own greater than 10% of the Company’s voting stock will not be granted incentive stock options that have an exercise price less than 110% of the fair market value of the Company’s common stock on the date of grant.

The term of each stock option granted under the New Quantum Space Incentive Plan will be determined by the Administrator, but no stock option may have a term of more than ten (10) years from the date of grant, and no incentive stock option granted to a Greater Than 10% Stockholder may have a term of more than five (5) years from the date of grant. Each stock option gives the grantee the right to receive a number of shares of the Company’s common stock upon exercise of the stock option and payment of the exercise price. The exercise price may be paid in cash or if approved by the Administrator, shares of the Company’s common stock. The Administrator may also permit other ways for a grantee to pay the exercise price.

Options granted under the New Quantum Space Incentive Plan may be exercisable in cumulative increments, or “vest,” as determined by the Administrator.

Incentive stock options granted under the New Quantum Space Incentive Plan are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). Nonqualified (non-statutory stock options) granted under the New Quantum Space Incentive Plan are not intended to qualify as incentive stock options under the Code.

To the extent that the aggregate fair market value of stock with respect to which incentive stock options are exercisable for the first time by a holder during any calendar year under the New Quantum Space Incentive Plan, and all other plans of the Company and any parent corporation or subsidiary corporation thereof, exceeds $100,000, such options shall be treated as non-qualified stock options to the extent required by Section 422 of the Code.

The Administrator may impose limitations on the transferability of stock options granted under the New Quantum Space Incentive Plan in its discretion. Generally, a participant may not transfer a stock option granted under the New Quantum Space Incentive Plan other than by will or the laws of descent and distribution or, subject to approval by the Administrator, pursuant to a domestic relations order. However, the Administrator may permit transfer of a stock option in a manner that is not prohibited by applicable tax and securities laws.

Unless the terms of a holder’s stock option agreement, or other written agreement between us and the holder, provide otherwise, if a holder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the holder may generally exercise any vested options for a period specified in the applicable award agreement following the cessation of service. This period may be further extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws. If an holder’s service relationship with us or any of our affiliates ceases due to death, or a holder dies within a certain period following cessation of service, the holder or a beneficiary may generally exercise any vested options for a period specified in the applicable award agreement following the date of death. If a holder’s service relationship with us or any of our affiliates ceases due to disability, the holder may generally exercise any vested options for a period specified in the applicable award agreement following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term. Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the Administrator and may include (i) cash, check, bank draft or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of our common stock previously owned by the holder; (iv) a net exercise of the option (to the extent allowed); or (v) other legal consideration approved by the Administrator.

Except as explicitly provided otherwise in a participant’s stock option agreement or other written agreement with us or one of our affiliates, the term “cause” is defined in the New Quantum Space Incentive Plan shall include, but not be limited to: (i) the holder’s willful failure to perform their duties and responsibilities to the Company or deliberate violation of a Company policy; (ii) the holder’s commission of any act of fraud, embezzlement, dishonesty, or any other willful misconduct that has caused or could reasonably be expected to result in injury or harm to the Company; (iii) unauthorized use or disclosure by the holder of any proprietary information or trade secrets of the Company or any other party to whom the holder owes an obligation of nondisclosure as a result of their relationship with the Company; (iv) the holder’s willful breach of any of their obligations under any written agreement or covenant with the Company; (v) the holder’s commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company; or (vi) conduct by the holder that brings or is reasonably likely to bring the Company negative publicity or into public disgrace, embarrassment, or disrepute. The determination as to whether a holder is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the holder.

Restricted Stock Unit Awards

Restricted stock unit (“RSU”) awards are granted under restricted stock unit award agreements adopted by the Administrator. The Administrator is authorized to grant RSU awards to eligible individuals in such amounts and subject to such terms and conditions as determined by the Administrator. At the time of grant, the Administrator shall specify the date or dates on which the RSUs shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the holder’s duration of service to the Company or any Subsidiary, one or more performance criteria, Company performance, individual performance, or other specific criteria. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the Administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award, provided that such dividend equivalents shall only be paid out to the holder to the extent that the vesting conditions are subsequently satisfied and the RSU award vests. An RSU award will only vest and be settled while the holder is an Employee, Consultant, or Director, as applicable; provided, however, that the Administrator may provide that an RSU award may vest and be settled subsequent to a Termination of Service in certain events, including a Change in Control, the holder’s death, retirement, or disability, or any other specified Termination of Service.

Restricted Stock Awards

Restricted stock awards are granted under restricted stock award agreements adopted by the Administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our Board and permissible under applicable law. The Administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Upon issuance of restricted stock, the holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said shares, subject to the restrictions in the New Quantum Space Incentive Plan and/or the applicable award agreement, including the right to receive all dividends and other distributions paid or made with respect to the shares; provided, however, that dividends which are paid prior to vesting shall only be paid out to the holder to the extent that the vesting conditions are subsequently satisfied and the share of restricted stock vests. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights

SARs are granted under stock appreciation right agreements adopted by the Administrator. The Administrator determines the exercise price for a stock appreciation right, which shall not be less than 100% of the fair market value of our common stock on the date of grant (except in the case of substitute awards granted in connection with a corporate transaction). A stock appreciation right granted under our New Quantum Space Incentive Plan will vest at the rate specified in the stock appreciation right agreement as determined by the Administrator. SARs may be settled in cash, shares of our common stock based on fair market value as of the exercise date, or a combination of both, as determined by the Administrator.

The Administrator determines the term of SARs granted under our New Quantum Space Incentive Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period specified in the applicable award agreement following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period specified in the applicable award agreement. In the event of a termination for cause, SARs generally terminate upon the termination date. In no event may a stock appreciation right be exercised beyond the expiration of its term.

General Performance Award Provisions

Our New Quantum Space Incentive Plan permits the grant of performance stock awards and performance stock unit awards that may be settled in stock, cash, or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance goals may be based on one or more performance criteria selected by the Administrator, and may be expressed in terms of overall Company performance or the performance of a Subsidiary, division, business unit or individual, and may be absolute or relative to any incremental increase or decrease, peer group results, market performance indicators or indices.

Performance Stock Awards

Under our New Quantum Space Incentive Plan, the Administrator is authorized to grant performance stock to any person who is an employee, consultant, or a non-employee director, as determined by the Administrator. The Administrator shall determine the terms and conditions, including the performance conditions and restrictions applicable to each award of performance stock. Upon issuance of performance stock, the holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said shares, subject to the restrictions in the New Quantum Space Incentive Plan and/or the applicable award agreement, including the right to receive all dividends and other distributions paid or made with respect to the shares; provided, however, that dividends which are paid prior to vesting shall only be paid out to the holder to the extent that the performance-based vesting conditions are subsequently satisfied and the share of performance stock vests.

All shares of performance stock shall be subject to such restrictions and vesting requirements as the Administrator shall provide. By action taken after the performance stock is issued, the Administrator may accelerate the vesting of such performance stock by removing any or all of the restrictions imposed by the terms of the applicable award agreement.

Performance Unit Awards

Under our New Quantum Space Incentive Plan, the Administrator is authorized to grant awards of performance stock units to any person who is an employee, consultant, or a non-employee director, as determined by the Administrator. At the time of grant, the Administrator shall specify the date or dates on which the performance stock units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the holder’s duration of service to the Company or any Subsidiary, one or more performance criteria, Company performance, individual performance, or other specific criteria. On the settlement date, the Company shall transfer to the holder one unrestricted, fully transferable share for each performance stock unit scheduled to be paid out on such date and not previously forfeited, or in the sole discretion of the Administrator, an amount in cash equal to the fair market value of such shares on the settlement date or a combination of cash and Common Stock.

Other Stock- or Cash-Based Awards

The Administrator may grant other stock- or cash-based awards. including awards entitling a holder to receive shares or cash to be delivered immediately or in the future to any person who is an employee, consultant or non-employee director, as determined by the Administrator. Other stock- or cash-based awards may be paid in cash, shares or a combination of cash and shares, as determined by the Administrator, and may be available as a form of payment in the settlement of other awards granted under the New Quantum Space Incentive Plan, as stand-alone payments, as a part of a bonus, deferred bonus, deferred compensation, or other arrangement, and/or as payment in lieu of compensation to which an employee, consultant or non-employee director is otherwise entitled. The Administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Dividend Equivalents

The Administrator may grant dividend equivalents, either alone or in tandem with another Award, based on dividends declared on common stock, to be credited as of dividend payment dates during the period between the date the dividend equivalents are granted to a holder and the date such dividend equivalents terminate or expire, as determined by the Administrator. Dividend equivalents with respect to an award shall only be paid out to the holder to the extent that the vesting conditions are subsequently satisfied and the award vests. Notwithstanding the foregoing, no dividend equivalents shall be payable with respect to options, SARs, or other purchase rights.

Tax Withholding Adjustments

To the extent provided by the terms of an option or other award, or otherwise agreed to by the Administrator, a participant may satisfy any federal, state, local or foreign tax withholding obligation, including any FICA, employment tax or other social security contribution obligation, relating to the exercise of such option or award by a cash payment upon exercise, or in the discretion of the Administrator, by authorizing our company to withhold a portion of the stock otherwise issuable to the participant, by delivering already-owned shares of our common stock or by a combination of these means. The number of shares which may be so withheld or surrendered shall be limited to the number of shares which have a fair market value on the date of withholding or repurchase no greater than the aggregate amount of such liabilities based on the maximum statutory withholding rates for federal, state, local, and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income, or such other number as would not result in adverse financial accounting consequences for the Company or any of its subsidiaries.

Changes to Capital Structure

In the event there is a specified type of change affecting the shares or the share price, other than an Equity Restructuring, including a stock dividend, stock split, combination or exchange of shares, merger, consolidation, distribution (other than normal cash dividends) or similar event, the Administrator may make equitable adjustments, if any, to (i) the aggregate number and kind of shares reserved for issuance under our New Quantum Space Incentive Plan, including the Share Limit, the number of shares that may be issued as Incentive Stock Options, any per-individual share limit and the Director Limit, (ii) the number and kind of shares or other property subject to outstanding awards, (iii) the terms and conditions of outstanding awards, including any applicable performance targets or criteria, (iv) the grant, exercise or purchase price of outstanding awards and (v) the number and kind of shares for which automatic grants are subsequently to be made to new and continuing non-employee directors. In connection with an Equity Restructuring, the number and type of securities subject to each outstanding award and the exercise price or grant price thereof, if applicable, shall be equitably adjusted, and the Administrator may make other equitable adjustments as described in the New Quantum Space Incentive Plan.

Change of Control

In the event of a change of control (as defined in the New Quantum Space Incentive Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the Administrator at the time of grant, any awards outstanding under our New Quantum Space Incentive Plan shall be treated as determined by the Administrator, including, but not limited to, the Administrator electing to (i) terminate an award in exchange for cash, rights, or property, (ii) cause an award to become fully exercisable and no longer subject to any forfeiture restrictions prior to the consummation of a change in control, or (iii) provide that such award, other than any portion subject to performance-based vesting, shall continue in effect or be assumed or an equivalent award substituted by the successor entity or a parent or subsidiary of the successor entity, with any portion subject to performance-based vesting treated in accordance with the terms and conditions of the applicable award agreement and, in the absence of applicable terms and conditions, the Administrator’s discretion. The treatment of each award determined by the Administrator does not need to be the same for all awards or holders.

In the event that the successor entity in a change of control refuses to assume or substitute for an award (other than any portion subject to performance-based vesting), the Administrator shall cause such award to become fully vested and, if applicable, exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions on such award to lapse and, to the extent unexercised upon the consummation of such transaction, to terminate in exchange for cash, rights or other property. The Administrator shall notify the holder of any award that becomes exercisable that such award will be fully exercisable for a period of fifteen (15) days from the date of such notice, contingent upon the occurrence of the change of control, and such award shall terminate upon the consummation of the change of control. If the exercise price per share of an option or SAR is equal to or greater than the fair market value of a share in connection with a change of control, such option or SAR may be terminated without payment of any consideration.

Double-Trigger Acceleration Following Change in Control

In the event that awards are assumed or substituted by a successor entity following a change in control, and a holder experiences a Termination of Service (as defined in the New Quantum Space Incentive Plan) by the Company for other than cause or by the holder for Good Reason (as defined below), in either case within two years following such change in control, then, subject to the treatment of any portion of the award subject to performance-based vesting under the applicable award agreement or the Administrator’s discretion, the vesting and, if applicable, exercisability of one hundred percent (100%) of the then-unvested shares (or other securities or property) subject to the outstanding awards held by such holder shall accelerate upon the date of such Termination of Service.

For purposes of the New Quantum Space Incentive Plan, “Good Reason” means (unless otherwise defined in an award agreement or written employment or other agreement between the holder and the Company): (i) a material reduction of the holder’s base salary (provided that a material reduction pursuant to a salary reduction program affecting all or substantially all employees that does not adversely affect the holder to a greater extent than other similarly situated employees shall not constitute good reason); or (ii) the holder being required to relocate the holder’s primary work location to a facility or location that would increase the holder’s one-way commute distance by more than fifty (50) miles from the holder’s primary work location as of immediately prior to such change. Notwithstanding the foregoing, a holder’s Termination of Service shall not constitute a termination for Good Reason unless (A) the holder provides written notice outlining such conditions to the Company within thirty (30) days after the first occurrence of such event, (B) to the extent correctable, the Company fails to remedy such circumstance within sixty (60) days following receipt of such written notice, and (C) the effective date of the holder’s resignation for Good Reason is not later than thirty (30) days after the expiration of the Company’s cure period.

Substitute Awards

Other than the Substituted Quantum Awards, Substitute Awards (awards granted in connection with a corporate transaction, such as a merger, combination, consolidation, or acquisition of property or stock, upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity) shall not reduce the shares authorized for grant under the New Quantum Space Incentive Plan, except as may be required by reason of Section 422 of the Code. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan, as adjusted to the extent appropriate using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination, may be used for awards under the New Quantum Space Incentive Plan and shall not reduce the shares authorized for grant under the New Quantum Space Incentive Plan; provided that awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Subsidiaries immediately prior to such acquisition or combination.

Repricing; Cancellation and Re-Grant of Stock Options or Stock Appreciation Rights

The Administrator has the right to, at any time and from time to time, without the approval of the stockholders of the Company, (i) amend any outstanding option or SAR or other purchase right to reduce its exercise price per share, (ii) cancel any option or SAR or other purchase right in exchange for cash or another award, or (iii) permit any repricing of such awards to be accomplished through repurchase or otherwise.

Clawback and Forfeiture Provisions

All awards granted under the New Quantum Space Incentive Plan (including any proceeds, gains, or other economic benefit actually or constructively received by a Holder upon any receipt or exercise of any award or upon the receipt or resale of any Shares underlying the Award and any payments of a portion of an incentive-based bonus pool allocated to a holder) shall be subject to the provisions of any clawback policy implemented by the Company, including, without limitation, any clawback policy adopted to comply with the requirements of applicable law, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, whether or not such clawback policy was in place at the time of grant of an Award.

Duration; Termination of the New Quantum Space Incentive Plan

Our Board has the authority to amend, suspend, or terminate our New Quantum Space Incentive Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders, including any amendment to increase the Share Limit, excluding the automatic increases already set forth in the New Quantum Space Incentive Plan. No incentive stock options may be granted after the tenth anniversary of the earlier of (i) the date on which the New Quantum Space Incentive Plan was adopted by the New Quantum Space Board or (ii) the date the New Quantum Space Incentive Plan was approved by the Company’s stockholders. No stock awards may be granted under our New Quantum Space Incentive Plan while it is suspended or after it is terminated. Additionally, no awards may be granted under the New Quantum Space Incentive Plan after the ten-year anniversary of the date the Company’s stockholders approved this New Quantum Space Incentive Plan if such stockholder approval occurs before the first anniversary of the date the New Quantum Space Incentive Plan is approved and adopted by the New Quantum Space Board.

Federal Income Tax Consequences

The following is a summary of the principal United States federal income tax consequences to the recipient and our company with respect to participation in the New Quantum Space Incentive Plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

Incentive Stock Options.    There will be no federal income tax consequences to either us or the recipient upon the grant of an incentive stock option. Upon exercise of the option, the excess of the fair market value of the stock over the exercise price, or the “spread,” will be added to the alternative minimum tax base of the recipient unless a disqualifying disposition is made in the year of exercise. A disqualifying disposition is the sale of the stock prior to the expiration of two years from the date of grant and one year from the date of exercise. If the shares of common stock are disposed of in a disqualifying disposition, the recipient will realize taxable ordinary income in an amount equal to the spread at the time of exercise, and we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a federal income tax deduction equal to such amount. If the recipient sells the shares of common stock after the specified periods, the gain or loss on the sale of the shares will be long-term capital gain or loss and we will not be entitled to a federal income tax deduction.

Non-Statutory Stock Options and Restricted Stock Awards.    Non-statutory stock options and restricted stock awards granted under the New Quantum Space Incentive Plan generally have the following federal income tax consequences. There are no tax consequences to the participant or us by reason of the grant. Upon acquisition of the stock, the recipient will recognize taxable ordinary income equal to the excess, if any, of the stock’s fair market value on the acquisition date over the purchase price. However, to the extent the stock is subject to “a substantial risk of forfeiture” (as defined in Section 83 of the Code), the taxable event will be delayed until the forfeiture provision lapses unless the recipient elects to be taxed on receipt of the stock by making a Section 83(b) election within 30 days of receipt of the stock. If such election is not made, the recipient generally will recognize income as and when the forfeiture provision lapses, and the income recognized will be based on the fair market value of the stock on such future date. On that date, the recipient’s holding period for purposes of determining the long-term or short-term nature of any capital gain or loss recognized on a subsequent disposition of the stock will begin. If a recipient makes a Section 83(b) election, the recipient will recognize ordinary income equal to the difference between the stock’s fair market value and the purchase price, if any, as of the date of receipt and the holding period for purposes of characterizing as long-term or short-term any subsequent gain or loss will begin at the date of receipt.

Stock Appreciation Rights.    Generally, if a stock appreciation right is granted with an exercise price equal to or greater than the fair market value of the underlying stock on the grant date, the recipient will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Potential Limitation on Company Deductions.    Section 162(m) of the Code denies a deduction to any publicly-held corporation for compensation paid to certain senior executives of our company (a “covered employee”) in a taxable year to the extent that compensation to such employees exceeds $1,000,000. It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from our company, may cause this limitation to be exceeded in any particular year.

New Plan Benefits

Benefits or amounts that may be received or allocated to directors, officers and employees under the New Quantum Space Incentive Plan will be determined at the discretion of the plan administrator and are not currently determinable. Therefore, it is not possible at this time to determine the future benefits or amounts that may be received by participants in the New Quantum Space Incentive Plan. The per share market value of Inflection Point’s common stock as of the close of business on [•], 2026 was $[•].

Vote Required for Approval

The approval of the New Quantum Space Incentive Plan Proposal requires an ordinary resolution being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the New Quantum Space Incentive Plan Proposal at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

The New Quantum Space Incentive Plan Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the New Quantum Space Incentive Plan Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the New Quantum Space Incentive Plan, a copy of which is attached to the proxy statement/prospectus as Annex G, be adopted and approved.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” APPROVAL OF THE EQUITY PLAN PROPOSAL.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 8 — THE NEW QUANTUM SPACE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL

Overview

Inflection Point is asking its stockholders to approve the Quantum Space, Inc. 2026 Employee Stock Purchase Plan (the “New Quantum Space ESPP”) and the material terms thereunder. The Inflection Point Board adopted the New Quantum Space ESPP, prior to the Inflection Point extraordinary general meeting, subject to stockholder approval at the Inflection Point extraordinary general meeting. The New Quantum Space ESPP will become effective upon the Closing assuming approval of this proposal by our shareholders.

The New Quantum Space ESPP, if approved, will provide employees of the combined company and its participating subsidiaries with the opportunity to purchase shares of New Quantum Space Common Stock at a discount through accumulated payroll deductions and cash contributions during successive offering periods. We believe that the New Quantum Space ESPP enhances such employees’ sense of participation in performance, aligns their interests with those of stockholders, and is a necessary and powerful incentive and retention tool that benefits stockholders. Accordingly, the Inflection Point Board believes that approval of the New Quantum Space ESPP is in the best interests of Inflection Point and the Inflection Point Board recommends that stockholders vote for approval of the New Quantum Space ESPP. The purpose of the New Quantum Space ESPP is to assist eligible employees of the combined company and its participating subsidiaries in acquiring a stock ownership interest in New Quantum Space pursuant to a plan which is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code.

This section summarizes certain principal features of the New Quantum Space ESPP. The summary is qualified in its entirety by reference to the complete text of the New Quantum Space ESPP. A copy of the New Quantum Space ESPP is attached to this proxy statement/prospectus as Annex H.

Summary of the Material Terms of the New Quantum Space ESPP

The New Quantum Space ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares of New Quantum Space Common Stock granted under the New Quantum Space ESPP (a “Purchase Right”), to U.S. and to non-U.S. Employees. Specifically, the New Quantum Space ESPP authorizes (i) the grant of Purchase Rights to U.S. Employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”), and (ii) the grant of Purchase Rights that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for Employees located outside of the U.S. who do not benefit from favorable U.S. federal tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where permitted under local law and custom, New Quantum Space expects that the Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component.

The New Quantum Space ESPP will be administered by the New Quantum Space Board or a committee of one or more members of the New Quantum Space Board to whom authority has been delegated by the New Quantum Space Board (the “ESPP Committee”). References herein to the New Quantum Space Board shall be deemed to refer to the ESPP Committee, except where the New Quantum Space ESPP provides otherwise.

Shares Available for Awards; Administration

The New Quantum Space ESPP authorizes the issuance of up to [•] shares of New Quantum Space Common Stock (representing two percent (2%) of the post-closing fully-diluted shares of common stock of the Company outstanding as of immediately after the Closing), plus an annual increase on each January 1 for the ten (10) calendar years immediately after the first offering date equal to the lesser of (A) one percent (1%) of the shares of New Quantum Space Common Stock outstanding on a fully diluted basis on the immediately preceding December 31 and (B) such smaller number of shares of New Quantum Space Common Stock as determined by the New Quantum Space Board.

Eligibility

New Quantum Space expects that all of its Employees, or, as the New Quantum Space Board may designate, the Employees of any “parent corporation” or “subsidiary corporation” of New Quantum Space whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code (the “Related Corporation”), will be eligible to participate in the New Quantum Space ESPP. However, an Employee may not be granted rights to purchase stock under the New Quantum Space ESPP if the Employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of New Quantum Space or a Related Corporation. The New Quantum Space Board retains discretion under the New Quantum Space ESPP to further limit eligibility for a given offering, including by (i) requiring a minimum period of continuous employment (not to exceed two years), (ii) limiting eligibility to Employees whose customary employment is more than 20 hours per week and more than five months per calendar year, and (iii) excluding highly compensated employees (within the meaning of Section 414(q) of the Code), or highly compensated employees with compensation above a specified level, who is an officer and/or is subject to the disclosure requirements of Section 16(a) of the Exchange Act, from participating. Directors who are not Employees are not eligible to participate. The New Quantum Space Board may permit Employees who first become eligible during an ongoing offering to participate in that offering, with an exercise price determined as of the date they become eligible. Following the Business Combination, New Quantum Space is expected to have approximately 135 Employees who will be eligible to participate in the New Quantum Space ESPP on the basis of their services provided to New Quantum Space or any designated subsidiaries.

Grant of Rights

New Quantum Space Common Stock will be offered under the New Quantum Space ESPP during an offering. The length of the offering under the New Quantum Space ESPP will be determined by the New Quantum Space Board and may not exceed 27 months from the offering date. The New Quantum Space Board will establish one or more purchase periods within each offering. The number of purchase periods within, and purchase dates during each offering, will be established by the New Quantum Space Board prior to the commencement of each offering. In no event may any purchase period exceed the duration of the offering under which it is established. Employee payroll deductions will be used to purchase shares of New Quantum Space Common Stock on each purchase date during an offering. The purchase dates for each offering will be the final trading day of the purchase period (or, in the event no purchase period is designated, the last day of the offering). An offering under the New Quantum Space ESPP will commence when determined by the New Quantum Space Board. The New Quantum Space Board may, in its discretion, modify the terms of future offerings. In non-U.S. jurisdictions where participation in the New Quantum Space ESPP through payroll deductions is prohibited, the New Quantum Space Board may allow participants to elect to participate through contributions to the participant’s account under the New Quantum Space ESPP in a form acceptable to the New Quantum Space Board in lieu of or in addition to payroll deductions.

The New Quantum Space ESPP permits participants to purchase shares of New Quantum Space Common Stock through payroll deductions of a specified percentage between 1% and 15% of the participant’s eligible compensation. The New Quantum Space Board may specify (i) a maximum number of shares of New Quantum Space Common Stock that may be purchased by any participant on any purchase date during such offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all participants pursuant to such offering, and/or (iii) a maximum aggregate number of shares of New Quantum Space Common Stock that may be purchased by all participants on any purchase date under the offering. No participant may be granted a Purchase Right if it would provide the right to purchase stock under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a Purchase Right is outstanding (based on the fair market value per share of New Quantum Space Common Stock as of the offering date).

On the first trading day of each offering, each participant will automatically be granted a Purchase Right. The Purchase Right will expire at the end of the applicable purchase period and will be exercised on the purchase date, using the participant’s accumulated contributions. The purchase price of the shares, in the absence of a contrary designation, will be not less than 85% of the lower of the fair market value, as determined pursuant to the New Quantum Space ESPP (the “Fair Market Value”) of a share of New Quantum Space Common Stock on either (i) the first trading day of the offering date or (ii) the purchase date. Participants may voluntarily withdraw their participation in the New Quantum Space ESPP at any time during a specified period prior to the end of the applicable offering, and will be paid their accrued contributions that were not used to purchase shares of New Quantum Space Common Stock. If a participant withdraws from the New Quantum Space ESPP during an offering, the participant cannot rejoin until the next offering. Participation in the New Quantum Space ESPP ends automatically upon a participant’s termination of employment, and any accrued contributions not yet used to purchase shares of New Quantum Space Common Stock will be paid to the participant as soon as practicable.

A participant may not transfer rights granted under the New Quantum Space ESPP other than by will or the laws of descent and distribution, and Purchase Rights granted under the New Quantum Space ESPP are generally exercisable only by the participant.

Certain Transactions

In the event of a capitalization adjustment, the New Quantum Space Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the ESPP, (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year, (iii) the class(es) and number of securities subject to, and the purchase price applicable to, outstanding offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing offering. The New Quantum Space Board will make these adjustments, and its determination will be final, binding, and conclusive.

In the event of a corporate transaction affecting New Quantum Space or its Related Corporations, the New Quantum Space Board may determine to truncate any then outstanding offering. If truncated, the participants’ accumulated contributions will be used to purchase shares of New Quantum Space Common Stock within ten business days prior to the corporate transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase, or the Board may require any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue outstanding Purchase Rights or substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the corporate transaction) for outstanding Purchase Rights.

Plan Amendment and Termination

The New Quantum Space Board may amend, suspend or terminate the New Quantum Space ESPP at any time. However, stockholder approval will be obtained for any amendment that requires shareholder approval under applicable law. The New Quantum Space ESPP will continue until terminated by the New Quantum Space Board.

Summary of Material U.S. Federal Income Tax Consequences of the New Quantum Space ESPP

The material U.S. federal income tax consequences of the Section 423 Component of the New Quantum Space ESPP under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the New Quantum Space ESPP. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

The Section 423 Component of the New Quantum Space ESPP, and the right of participants to make purchases thereunder, are intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a Participant until the sale or other disposition of the shares purchased under the New Quantum Space ESPP. This means that an eligible Employee will not recognize taxable income on the date the Employee is granted a Purchase Right under the New Quantum Space ESPP (i.e., the first day of the offering period). In addition, the Employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than 2 years from the first day of the offering period during which the shares were purchased and more than 1 year from the Purchase Date, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income in the year of the disposition or death, as applicable, measured as the lesser of: (i) the excess of the Fair Market Value of the shares at the time of such sale, disposition or death over the purchase price; or (ii) an amount equal to 15% of the Fair Market Value of the shares as of the first day of the offering period. The amount of any ordinary income recognized will be added to the Participant’s (or his or her estate’s) basis in the shares, and any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the Participant has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the Participant will recognize ordinary income in the year of the disposition generally measured as the excess of the Fair Market Value of the shares on the date the shares are purchased over the purchase price, and New Quantum Space will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the Participant. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the Participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the Participant will recognize ordinary income equal to the excess of the Fair Market Value of the shares on the date of purchase over the purchase price (and New Quantum Space will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the Fair Market Value of the shares on the date of purchase.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF THE U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND NEW QUANTUM SPACE UNDER THE NEW QUANTUM SPACE ESPP. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH A PARTICIPANT MAY RESIDE.

New Plan Benefits

The benefits under the New Quantum Space ESPP will depend on the Employees’ enrollment and contribution elections, and the Fair Market Value of the shares at various future dates. Therefore, it is not possible to determine the benefits that will be received in the future by participants in the New Quantum Space ESPP.

Vote Required for Approval

The approval of the New Quantum Space ESPP Proposal requires an ordinary resolution being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the New Quantum Space ESPP Proposal at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

The New Quantum Space ESPP Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the New Quantum Space ESPP Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Quantum Space, Inc. 2026 Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus as Annex H, be adopted and approved.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NEW QUANTUM SPACE ESPP PROPOSAL.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 9 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the chairman of the Inflection Point Board to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, or convenient, (i) to permit further solicitation and vote of proxies in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Merger or any other transaction contemplated by the Business Combination Agreement. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor, Inflection Point and their members and shareholders, respectively, to make purchases of Inflection Point Ordinary Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the extraordinary general meeting. See “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, the chairman of the Inflection Point Board may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

The Adjournment Proposal is not conditioned upon any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the extraordinary general meeting, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Merger or any other transaction contemplated by the Business Combination Agreement or the related agreements, be approved.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of Inflection Point’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “The Business Combination Proposal — Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax considerations (a) for U.S. Holders and Non-U.S. Holders (each as defined below) of the Domestication, (b) for Holders of Inflection Point Class A Shares that exercise their redemption rights in connection with the Business Combination, (c) for Holders of Post-Domestication Inflection Point Common Stock and Post-Domestication Warrants (as successors to Inflection Point Class A Shares and Inflection Point Warrants) of the Merger and the other transactions comprising the Business Combination, (d) for Holders of New Quantum Space Class A-1 Common Stock, New Quantum Space Class A-2 Common Stock and New Quantum Space Warrants (each, a “New Quantum Space Security”) of the ownership and disposition of such New Quantum Space Securities, and (e) for Sellers of Quantum Space Common Units of the contribution of such Quantum Space Common Units to Pubco pursuant to the Business Combination. This section applies only to Holders that hold their Inflection Point Securities and New Quantum Space Securities as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). For purposes of this section, references to “New Quantum Space Common Stock” mean the New Quantum Space Class A-1 Common Stock and the New Quantum Space Class A-2 Common Stock (which have identical economic terms), and references to a Non-U.S. Holder’s or U.S. Holder’s ownership of “New Quantum Space Warrants” refer to the warrants issued to holders of Post-Domestication Warrants in the Merger, and are distinct from the Preferred Investor Warrants issued to the Closing PIPE Investors under the Series A SPAs and the New Quantum Space Series A Warrants issued to Pre-Funded Investors in the Warrant Contributions.

This discussion does not address the U.S. federal income tax consequences (i) to the Sponsor or its affiliates or any other sponsor, officers or directors of Inflection Point, (ii) to any person holding founder shares, Private Placement Warrants, Quantum Space Common Units, Quantum Space Preferred Units, Pre-Funded Preferred Units, Pre-Funded Warrants, Series A Preferred Stock, New Quantum Space Series A Warrants, Preferred Investor Warrants or any other securities issued pursuant to the PIPE Investment or Pre-Funded Investment, or (iii) to any holder of Quantum Space Common Units that is not a Seller in the Business Combination. This discussion is limited to U.S. federal income tax considerations and does not address any estate, gift or other U.S. federal non-income tax considerations or considerations arising under the tax laws of any U.S. state, or local or non-U.S. jurisdiction, and does not describe all of the U.S. federal income tax consequences that may be relevant to any particular investor in light of their particular circumstances.

This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to any particular investor in light of their particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to investors subject to special rules under U.S. federal income tax law, such as:

•        banks, financial institutions or financial services entities;

•        broker-dealers;

•        taxpayers that are subject to the mark-to-market accounting rules with respect to the Inflection Point Securities or New Quantum Space Securities;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies or real estate investment trusts;

•        partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) or pass-through entities (including S corporations), or persons that hold or will hold the Inflection Point Securities or New Quantum Space Securities through such partnerships or pass-through entities;

•        U.S. expatriates or former long-term residents of the United States;

•        taxpayers that are subject to Section 7874 of the Code or to any special anti-inversion rules;

•        except as specifically provided below, persons that actually or constructively own five percent or more (by vote or value) of Inflection Point Ordinary Shares, Quantum Space equity or New Quantum Space’s stock;

•        persons that acquired their Inflection Point Securities, Quantum Space Common Units or New Quantum Space Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•        persons that hold or will hold their Inflection Point Securities, Quantum Space Common Units or New Quantum Space Securities as part of a straddle, constructive sale, hedge, wash sale, conversion or other integrated or similar transaction;

•        U.S. Holders whose functional currency is not the U.S. dollar; or

•        “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.

This discussion is based on the Code, Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. Inflection Point has not sought, and does not intend to seek, any rulings from the IRS as to any U.S. federal income tax considerations described herein. Accordingly, there can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE DOMESTICATION, THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO INFLECTION POINT CLASS A SHARES, THE MERGER, THE BUSINESS COMBINATION AND THE OWNERSHIP AND DISPOSITION OF NEW QUANTUM SPACE SECURITIES. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, THE EXERCISE OF REDEMPTION RIGHTS, THE BUSINESS COMBINATION AND THE OWNERSHIP AND DISPOSITION OF NEW QUANTUM SPACE SECURITIES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

I. U.S. Holders

As used herein, a “U.S. Holder” is a beneficial owner of an Inflection Point Security or a New Quantum Space Security who or that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate whose income is subject to U.S. federal income tax regardless of its source; or (iv) a trust if (A) a U.S. court can exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) it has a valid election in place to be treated as a United States person.

A. Tax Effects of the Domestication to U.S. Holders

1. Generally

The U.S. federal income tax consequences to Holders of the Domestication will depend primarily upon whether the Domestication qualifies as an F Reorganization. Whether the Domestication will qualify as an F Reorganization is not free from doubt due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to an entity that holds only investment-type assets. White & Case LLP will deliver an opinion, on the basis of customary assumptions, representations and covenants, that the Domestication should qualify as an F Reorganization, which opinion will be filed as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms a part. The obligations of Inflection Point to undertake the Domestication and the Business Combination are not conditioned on the receipt of an opinion regarding the Domestication’s qualification as an F Reorganization. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the Domestication could differ from those described herein. An opinion of counsel represents counsel’s legal judgment and is not binding on the IRS or any court.

Assuming the Domestication qualifies as an F Reorganization, U.S. Holders of Inflection Point Securities generally are not expected to recognize gain or loss for U.S. federal income tax purposes in connection with the Domestication, except as provided below under the sections entitled “3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Shares” and “5. PFIC Considerations”. The Domestication should be treated for U.S. federal income tax purposes as if Inflection Point (a) transferred all of its assets and liabilities to New Quantum Space in exchange for all of the outstanding stock and warrants of New Quantum Space; and (b) then distributed such stock and warrants of New Quantum Space to the Holders of Inflection Point Securities in liquidation of Inflection Point. The taxable year of Inflection Point will be deemed to end on the date of the Domestication.

Subject to the discussion below under the section entitled “5. PFIC Considerations”, if the Domestication fails to qualify as an F Reorganization, a U.S. Holder of Inflection Point Securities generally would be treated for U.S. federal income tax purposes as having exchanged its Inflection Point Securities for New Quantum Space Securities in a taxable transaction. In such case, a U.S. Holder generally would recognize gain or loss in an amount equal to the difference between the fair market value of the New Quantum Space Securities received and such U.S. Holder’s adjusted tax basis in the Inflection Point Securities deemed surrendered in exchange therefor, and any such gain or loss generally would be capital gain or loss.

Although the redemptions of U.S. Holders that exercise redemption rights with respect to Inflection Point Class A Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, U.S. Holders exercising redemption rights would be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising redemption rights with respect to Inflection Point Class A Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights, including the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication.

2. Basis and Holding Period Considerations

Assuming the Domestication qualifies as an F Reorganization, subject to the discussion below under the section entitled “5. PFIC Considerations”: (a) the tax basis of a share of New Quantum Space Class A-1 Common Stock or a New Quantum Space Warrant received by a U.S. Holder in the Domestication will equal such U.S. Holder’s tax basis in the Inflection Point Class A Share or Inflection Point Warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below); and (b) the holding period for a share of New Quantum Space Class A-1 Common Stock or a New Quantum Space Warrant received by a U.S. Holder will include such U.S. Holder’s holding period for the Inflection Point Class A Share or Inflection Point Warrant surrendered in exchange therefor.

If the Domestication fails to qualify as an F Reorganization, a U.S. Holder’s basis in the New Quantum Space Securities received would be equal to the fair market value of such New Quantum Space Securities on the date of the Domestication, and such U.S. Holder’s holding period for such New Quantum Space Securities would begin on the day following the date of the Domestication. Holders who hold different blocks of Inflection Point Securities (generally, Inflection Point Securities purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Shares

Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in a transaction that qualifies as an F Reorganization. Subject to the discussion below under the section entitled “5. PFIC Considerations”, Section 367 of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise be tax-deferred. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication.

As noted above, although the redemptions of U.S. Holders that exercise redemption rights with respect to Inflection Point Class A Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, U.S. Holders exercising redemption rights would be subject to the potential tax consequences of the Domestication, and the determination of whether a

U.S. Holder is a 10% U.S. Shareholder (as defined below) or is otherwise subject to Section 367 of the Code would be determined as if the redemptions had not yet occurred at the time of the Domestication. U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication.

a. U.S. Holders Who Own 10 Percent or More (By Vote or Value) of Inflection Point Stock

Subject to the discussion below under the section entitled “5. PFIC Considerations”, a U.S. Holder who beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of Inflection Point stock entitled to vote or 10% or more of the total value of all classes of Inflection Point stock (a “10% U.S. Shareholder”) on the date of the Domestication must include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits amount” attributable to the Inflection Point Class A Shares it directly owns within the meaning of Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of Inflection Point Warrants will be taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a 10% U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Inflection Point Class A Shares is the net positive earnings and profits of Inflection Point (as determined under Treasury Regulations under Section 367 of the Code) attributable to such Inflection Point Class A Shares (as determined under Treasury Regulations under Section 367 of the Code) but without regard to any gain that would be realized on a sale or exchange of such Inflection Point Class A Shares. Treasury Regulations under Section 367 of the Code provide that the “all earnings and profits amount” attributable to a shareholder’s stock generally is determined according to the principles of Section 1248 of the Code.

Inflection Point does not expect to have significant cumulative net earnings and profits on the date of the Domestication. If Inflection Point’s cumulative net earnings and profits through the date of the Domestication are less than or equal to zero, then a 10% U.S. Shareholder should not be required to include in gross income an “all earnings and profits amount” with respect to its Inflection Point Class A Shares. However, the determination of earnings and profits is complex and may be impacted by numerous factors. Inflection Point’s cumulative net earnings and profits could be positive through the date of the Domestication, in which case a 10% U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend deemed paid by Inflection Point under Treasury Regulations under Section 367 of the Code as a result of the Domestication.

b. U.S. Holders Who Own Less Than 10% (By Vote or Value) of Inflection Point Stock

Subject to the discussion below under the section entitled “5. PFIC Considerations”, a U.S. Holder who, on the date of the Domestication, is not a 10% U.S. Shareholder and whose Inflection Point Class A Shares have a fair market value of $50,000 or more on the date of the Domestication will recognize gain (but not loss) with respect to its Inflection Point Class A Shares in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits amount” attributable to such U.S. Holder’s Inflection Point Class A Shares as described below.

Subject to the discussion below under the section entitled “5. PFIC Considerations”, unless a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to New Quantum Space Class A-1 Common Stock received in the Domestication in an amount equal to the excess of the fair market value of such New Quantum Space Class A-1 Common Stock over the U.S. Holder’s adjusted tax basis in the Inflection Point Class A Shares deemed surrendered in exchange therefor. U.S. Holders who hold different blocks of Inflection Point Class A Shares (generally, Inflection Point Class A Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits amount” attributable to its Inflection Point Class A Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)     a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)    a complete description of the Domestication;

(iii)   a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)   a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)    a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from Inflection Point (or New Quantum Space) establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s Inflection Point Class A Shares and (B) a representation that the U.S. Holder has notified Inflection Point (or New Quantum Space) that the U.S. Holder is making the election; and

(vi)   certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice of making the election to Inflection Point or New Quantum Space no later than the date such tax return is filed. In connection with this election, New Quantum Space will reasonably cooperate with U.S. Holders of Inflection Point Class A Shares, upon request, to make available to such requesting U.S. Holders information regarding Inflection Point’s earnings and profits.

Inflection Point does not expect to have significant cumulative earnings and profits through the date of the Domestication and if that proves to be the case, U.S. Holders who make this election are not expected to have a significant income inclusion under Section 367(b) of the Code, provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that Inflection Point had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its Inflection Point Class A Shares, and thus could be required to include that amount in income as a deemed dividend deemed paid by Inflection Point under applicable Treasury Regulations as a result of the Domestication.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF MAKING AN ELECTION TO INCLUDE IN INCOME THE “ALL EARNINGS AND PROFITS AMOUNT” ATTRIBUTABLE TO ITS INFLECTION POINT CLASS A SHARES UNDER SECTION 367(b) OF THE CODE AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH AN ELECTION.

A U.S. Holder who, on the date of the Domestication, is not a 10% U.S. Shareholder and whose Inflection Point Class A Shares have a fair market value of less than $50,000 on the date of the Domestication generally should not be required to recognize any gain or loss or include any part of the “all earnings and profits amount” in income under Section 367 of the Code in connection with the Domestication. However, such U.S. Holder may be subject to taxation under the PFIC rules as discussed below under the section entitled “5. PFIC Considerations”.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

4. Tax Consequences for U.S. Holders of Inflection Point Warrants

Assuming the Domestication qualifies as an F Reorganization, subject to the considerations described above under the section entitled “3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Shares — a. U.S. Holders Who Own 10 Percent or More (By Vote or Value) of Inflection Point Stock” relating to a U.S. Holder’s ownership of Inflection Point Warrants being taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder for purposes of Section 367(b) of the Code and the considerations described below under the section entitled “5. PFIC Considerations” relating to the PFIC rules, a U.S. Holder of Inflection Point Warrants should not be subject to U.S. federal income tax with respect to the exchange of Inflection Point Warrants for New Quantum Space Warrants in the Domestication. If the Domestication is not properly treated as an F Reorganization, a U.S. Holder of Inflection Point Warrants generally would recognize gain or loss on the exchange in an amount equal to the difference between the fair market value of the New Quantum Space Warrants received and such U.S. Holder’s adjusted tax basis in the Inflection Point Warrants.

5. PFIC Considerations

Regardless of whether the Domestication qualifies as an F Reorganization (and, if the Domestication qualifies as an F Reorganization, in addition to the discussion above under the section entitled “3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Shares”), the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code if Inflection Point is considered a passive foreign investment company (i.e., a PFIC).

a. Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (a) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (b) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business received from unrelated persons) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually; further, once a foreign corporation is classified as a PFIC with respect to a U.S. Holder during any given year, it retains such classification for that U.S. Holder’s entire holding period.

b. PFIC Status of Inflection Point

Because Inflection Point is a blank check company with no current active business prior to the Business Combination, and based upon the composition of its income and assets, and upon a review of its financial statements, Inflection Point believes that it likely has been a PFIC since its first taxable year and will likely be considered a PFIC for the taxable year which ends as a result of the Domestication. However, Inflection Point’s actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to Inflection Point’s status as a PFIC for the taxable year which ends as a result of the Domestication. In addition, Inflection Point’s U.S. counsel expresses no opinion with respect to Inflection Point’s PFIC status for any taxable year.

c. Effects of PFIC Rules on the Domestication

Even if the Domestication qualifies as an F Reorganization, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose, under a proposed Treasury Regulation that generally treats an “option” (which would include an Inflection Point Warrant) to acquire the stock of a PFIC as stock of the PFIC, exchanging warrants of a PFIC for newly issued warrants in connection with a domestication transaction) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations would require gain recognition to U.S. Holders of Inflection Point Class A Shares and Inflection Point Warrants as a result of the Domestication if:

(i)     Inflection Point were classified as a PFIC at any time during such U.S. Holder’s holding period in such Inflection Point Class A Shares or Inflection Point Warrants; and

(ii)    the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such Inflection Point Class A Shares or in which Inflection Point was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) an MTM Election (as defined below) with respect to such Inflection Point Class A Shares. Under current law, neither a QEF Election nor an MTM Election can be made with respect to warrants.

The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of Inflection Point. Under these rules (the “excess distributions regime”):

•        the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s Inflection Point Class A Shares or Inflection Point Warrants;

•        the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Inflection Point was a PFIC, will be taxed as ordinary income;

•        the amount of gain allocated to each other taxable year (or portion thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year or portion thereof (described in the third bullet above) of such U.S. Holder.

In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations applied to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the U.S. Holder to recognize gain or include an amount in income as a deemed dividend deemed paid by Inflection Point, the gain realized on the transfer is taxable as an excess distribution under the excess distributions regime, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under these rules is taxable as provided under Section 367(b) of the Code. See the discussion above under the section entitled “3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Shares”.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such final Treasury Regulations would apply. Therefore, U.S. Holders of Inflection Point Class A Shares that have not made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication with respect to their Inflection Point Class A Shares and Inflection Point Warrants under the excess distributions regime in the manner set forth above. A U.S. Holder that made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election with respect to its Inflection Point Class A Shares is referred to herein as an “Electing Shareholder” and a U.S. Holder that is not an Electing Shareholder is referred to herein as a “Non-Electing Shareholder”.

Any gain recognized by a Non-Electing Shareholder of Inflection Point Class A Shares or a U.S. Holder of Inflection Point Warrants as a result of the Domestication pursuant to the PFIC rules would be taxable income to such U.S. Holder and taxed under the excess distributions regime in the manner set forth above, with no corresponding receipt of cash.

As noted above, if Inflection Point is considered a PFIC, the Domestication could be a taxable event under the PFIC rules regardless of whether the Domestication qualifies as an F Reorganization, and, absent a QEF Election (or a QEF Election along with a purging election) or an MTM Election, a U.S. Holder would be taxed under the excess distributions regime in the manner set forth above.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE DOMESTICATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

d. QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of Inflection Point Class A Shares will depend on whether the U.S. Holder has made a timely and effective election to treat Inflection Point as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of Inflection Point Class A Shares during which Inflection Point qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. One type of purging election creates a deemed sale of the U.S. Holder’s Inflection Point Class A Shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to such purging election subject to the excess distributions regime described above. As a result of any such purging election, the U.S. Holder would increase the adjusted tax basis in its Inflection Point Class A Shares by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its Inflection Point Class A Shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

A U.S. Holder’s ability to make a timely and effective QEF Election (or a QEF Election along with a purging election) with respect to its Inflection Point Class A Shares is contingent upon, among other things, the provision by Inflection Point of a “PFIC Annual Information Statement” to such U.S. Holder. New Quantum Space will reasonably cooperate with any requesting U.S. Holder to provide PFIC Annual Information Statements to such requesting U.S. Holder of Inflection Point Class A Shares with respect to each taxable year for which Inflection Point is determined to be a PFIC. As discussed above, a U.S. Holder is not able to make a QEF Election with respect to Inflection Point Warrants under current law. An Electing Shareholder generally would not be subject to the excess distributions regime discussed above with respect to its Inflection Point Class A Shares. As a result, an Electing Shareholder generally is not expected to recognize gain or loss as a result of the Domestication except to the extent described under “3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Shares”, but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Inflection Point, whether or not such amounts are actually distributed.

The impact of the PFIC rules on a U.S. Holder of Inflection Point Class A Shares may also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code (an “MTM Election”). U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may elect to mark such stock to its market value each taxable year if such stock is “marketable stock”, generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq. No assurance can be given that Inflection Point Class A Shares are considered to be marketable stock for purposes of the MTM Election for any taxable year or whether the other requirements of this election are satisfied. If such an election is available and has been made, such Electing Shareholder generally would not be subject to the excess distributions regime discussed above with respect to its Inflection Point Class A Shares in connection with the Domestication. Instead, in general, such Electing Shareholder will include as ordinary income each year the excess, if any, of the fair market value of its Inflection Point Class A Shares at the end of its taxable year over its adjusted tax basis in its Inflection Point Class A Shares. The Electing Shareholder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its Inflection Point Class A Shares over the fair market value of its Inflection Point Class A Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM Election). The Electing Shareholder’s tax basis in its Inflection Point Class A Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Inflection Point Class A Shares will be treated as ordinary income. However, if the MTM Election is not made by a U.S. Holder with respect to the first taxable year of its holding period for the Inflection Point Class A Shares in which Inflection Point is a PFIC, then the excess distributions regime discussed above will apply to certain dispositions of, distributions on and other amounts taxable with respect to, Inflection Point Class A Shares, including in connection with the Domestication. Under current law, an MTM Election is not available with respect to warrants, including Inflection Point Warrants.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, INCLUDING THE APPLICATION OF THE RULES ADDRESSING OVERLAPS IN THE PFIC RULES AND THE SECTION 367(b) RULES AND THE RULES RELATING TO CONTROLLED FOREIGN CORPORATIONS. ALL U.S. HOLDERS OF INFLECTION POINT SECURITIES ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), AN MTM ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND WHETHER AND HOW ANY OVERLAP RULES APPLY, AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION OR OVERLAP RULE AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

B. Tax Effects to U.S. Holders of Inflection Point Class A Shares of Exercising Redemption Rights

1. Generally

The U.S. federal income tax consequences to a U.S. Holder of Inflection Point Class A Shares that exercises its redemption rights with respect to its Inflection Point Class A Shares will depend on whether the redemption qualifies as a sale of shares under Section 302 of the Code. If the redemption qualifies as a sale of shares by a U.S. Holder, the tax consequences to such U.S. Holder are as described below under the section entitled “3. Taxation of Redemption Treated as a Sale”. If the redemption does not qualify as a sale of shares, a U.S. Holder will be treated as receiving a corporate distribution with the tax consequences to such U.S. Holder as described below under the section entitled “2. Taxation of Redemption Treated as a Distribution”.

Whether a redemption of shares qualifies for sale treatment will depend largely on the total number of shares of Inflection Point stock treated as held by the redeemed U.S. Holder before and after the redemption (including any shares treated as constructively owned by the U.S. Holder as a result of owning Inflection Point Warrants) relative to all of the stock of Inflection Point outstanding both before and after the redemption. The redemption generally will be treated as a sale of shares (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the U.S. Holder, (2) results in a “complete termination” of the U.S. Holder’s interest in Inflection Point or (3) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a U.S. Holder takes into account not only shares actually owned by the U.S. Holder, but also shares that are constructively owned by it under certain attribution rules set forth in the Code. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares that the holder has a right to acquire by exercise of an option, which would generally include shares which could be acquired pursuant to the exercise of Inflection Point Warrants.

In order to meet the substantially disproportionate test, the percentage of Inflection Point’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of shares must, among other requirements, be less than 80% of the percentage of Inflection Point’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption (taking into account redemptions by other holders). There will be a complete termination of a U.S. Holder’s interest in Inflection Point if either (1) all of the shares actually and constructively owned by the U.S. Holder are redeemed or (2) all of the shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other shares (including any stock constructively owned by the U.S. Holder as a result of owning Inflection Point Warrants). The redemption will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Inflection Point. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Inflection Point will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction”.

If none of the foregoing tests is satisfied, then the redemption of shares will be treated as a corporate distribution to the redeemed U.S. Holder and the tax effects to such a U.S. Holder will be as described below under the section entitled “2. Taxation of Redemption Treated as a Distribution”. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed shares will be added to the U.S. Holder’s adjusted tax basis in its remaining Inflection Point stock or, if it has none, to the U.S. Holder’s adjusted tax basis in its Inflection Point Warrants or possibly in other Inflection Point stock constructively owned by it.

Redeeming U.S. Holders generally will be subject to the PFIC rules relating to the excess distributions regime, QEF Election and MTM Election described above under the section entitled “A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations” with respect to any gain or loss recognized by the U.S. Holder on its deemed sale of its Inflection Point Class A Shares (if the redemption were treated as a sale of shares) or any corporate distributions deemed received on its Inflection Point Class A Shares (if the redemption were treated as a corporate distribution) without regard to any potential limitations or other interactions of such PFIC rules in connection with an F Reorganization or Section 367 of the Code as discussed therein.

U.S. Holders who actually or constructively own at least 5% by vote or value (or, if Inflection Point Class A Shares are not then publicly traded, at least 1% by vote or value) or more of the total outstanding Inflection Point stock may be subject to special reporting requirements with respect to a redemption of shares, and such holders should consult with their tax advisors with respect to their reporting requirements.

U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication and the consequences thereof to them based on their particular circumstances.

2. Taxation of Redemption Treated as a Distribution

If the redemption of a U.S. Holder’s shares is treated as a corporate distribution, as discussed above under the section entitled “1. Generally”, the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from Inflection Point’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Distributions in excess of Inflection Point’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares. Any remaining excess will be treated as gain realized on the sale of shares and will be treated as described below under the section entitled “3. Taxation of Redemption Treated as a Sale”.

As discussed above, a redeeming U.S. Holder generally will be subject to the PFIC rules relating to the excess distributions regime, QEF Election and MTM Election described above under the section entitled “A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations” with respect to any corporate distributions deemed received on its Inflection Point Class A Shares (if the redemption were treated as a corporate distribution) without regard to any potential limitations or other interactions of such PFIC rules in connection with an F Reorganization or Section 367 of the Code as discussed therein.

3. Taxation of Redemption Treated as a Sale

If the redemption of a U.S. Holder’s shares is treated as a sale, as discussed above under the section entitled “1. Generally”, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. Holder’s adjusted tax basis in the shares redeemed. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates. It is unclear, however, whether certain redemption rights with respect to the Inflection Point Class A Shares may suspend the running of the applicable holding period of the Inflection Point Class A Shares for this purpose. If the running of the holding period for the Inflection Point Class A Shares is suspended, then non-corporate U.S. Holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a redemption that is treated as a sale of the Inflection Point Class A Shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. The deductibility of capital losses is subject to limitations.

As discussed above, a redeeming U.S. Holder generally will be subject to the PFIC rules relating to the excess distributions regime, QEF Election and MTM Election described above under the section entitled “A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations” with respect to any gain or loss recognized by the U.S. Holder on its deemed sale of its Inflection Point Class A Shares (if the redemption were treated as a sale of shares) without regard to any potential limitations or other interactions of such PFIC rules in connection with an F Reorganization or Section 367 of the Code as discussed therein.

U.S. Holders who hold different blocks of shares (including as a result of holding different blocks of Inflection Point Class A Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS.

C. Tax Consequences of the Business Combination to U.S. Holders

1. Intended Tax Treatment

It is intended that (i) the Merger, together with other relevant portions of the transactions contemplated by the Business Combination Agreement, qualifies as an integrated transaction described in Section 351 of the Code (a “Section 351 Transaction”) and (ii) if certain conditions are met, the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (a “Section 368(a) Reorganization”). Subject to the limitations and qualifications set forth herein (including the limitations and qualifications set forth in the opinion of White & Case LLP intended to be filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part), it is the opinion of White & Case LLP, counsel to Inflection Point, that the Merger, taken together with other relevant portions of the transactions contemplated by the Business Combination Agreement, should qualify as an integrated transaction described in Section 351(a) of the Code.

However, the provisions of Sections 351 and 368(a) of the Code are complex and qualification as a non-recognition transaction under either of these provisions is subject to factual and legal uncertainties and could be adversely affected by events or actions that occur prior to or following the Business Combination. There are also significant factual and legal uncertainties as to whether the Merger qualifies as a Section 368(a) Reorganization. For example, under Section 368(a) of the Code, the acquiring corporation (or, in the case of certain reorganizations structured similarly to the Merger, its corporate parent) must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. However, there is an absence of guidance directly on point as to how the provisions of Section 368(a) of the Code apply in the case of an acquisition of a corporation with investment-type assets, such as Inflection Point. In addition, the Merger’s ability to qualify as a Section 368(a) Reorganization could be adversely affected by events or actions that occur prior to or at the time of the Merger, some of which are outside the control of Inflection Point. For example, the requirements for Section 368(a) Reorganization treatment could be affected by the magnitude of Inflection Point Class A Share redemptions that occur in connection with the Business Combination. As a result, White & Case LLP is not able to opine as to whether the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code.

The Closing (including the Merger) is not conditioned upon the receipt of an opinion of counsel regarding the tax treatment of the Business Combination (including the Merger) for U.S. federal income tax purposes, and neither Inflection Point nor Quantum Space has sought or intends to seek a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination (including the Merger). Although Inflection Point and Quantum Space currently intend to take the position that the Merger qualifies for the intended tax treatment to the extent permitted by applicable law, the facts and circumstances of the Business Combination (including the Merger) render the issue uncertain and, notwithstanding the position that Inflection Point and Quantum Space intend to take, there can be no assurance that the IRS will not challenge that conclusion or that a court would not sustain such a challenge. None of Inflection Point, Quantum Space or any other party to the Business Combination Agreement makes any representation or provides any assurance regarding the tax treatment of the Business Combination (including the Merger).

2. Merger of Merger Sub with and into Post-Domestication Inflection Point

If the Merger qualifies as part of a Section 351 Transaction or as a Section 368(a) Reorganization, no gain or loss should be recognized by a U.S. Holder of Post-Domestication Inflection Point Common Stock who exchanges such stock solely for New Quantum Space Class A-1 Common Stock pursuant to the Merger. In such case, the aggregate adjusted tax basis of the New Quantum Space Class A-1 Common Stock received by a U.S. Holder in the Merger should equal the aggregate adjusted tax basis of the shares of Post-Domestication Inflection Point Common Stock surrendered by such U.S. Holder in the Merger. In addition, the holding period of such New Quantum Space Class A-1 Common Stock should include the period during which the shares of Post-Domestication Inflection Point Common Stock surrendered in the Merger were held by such U.S. Holder, although the running of the holding period for such shares may be suspended as a result of any redemption rights with respect thereto.

U.S. Holders who hold different blocks of Inflection Point Securities (generally, Inflection Point Securities purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of Inflection Point Securities.

3. Exchange of Post-Domestication Warrants for New Quantum Space Warrants

The appropriate U.S. federal income tax treatment of the New Quantum Space Warrants received in the Merger in exchange for Post-Domestication Warrants (which, as described above under “A. Tax Effects of the Domestication to U.S. Holders”, are the warrants received by holders of Inflection Point Warrants upon the Domestication) is uncertain because, as described above, it is unclear whether the Merger separately qualifies as a Section 368(a) Reorganization.

If the Merger only qualifies as part of a Section 351 Transaction (and not as a Section 368(a) Reorganization), a U.S. Holder that in the Merger only exchanges Post-Domestication Warrants for New Quantum Space Warrants (and does not also exchange any Post-Domestication IPFX Delaware Class A Common Stock for New Quantum Space Class A-1 Common Stock in the Merger) generally will recognize gain or loss upon such deemed exchange of warrants equal to the difference between the fair market value of the New Quantum Space Warrants received and such U.S. Holder’s adjusted tax basis in its Post-Domestication Warrants. Such U.S. Holder’s basis in the New Quantum Space Warrants received in the Merger will equal the fair market value of the New Quantum Space Warrants. Such U.S. Holder’s holding period in the New Quantum Space Warrants will begin on the day after the Merger.

If the Merger qualifies as a Section 368(a) Reorganization (whether or not the Merger also qualifies as part of a Section 351 Transaction), a U.S. Holder whose Post-Domestication Warrants are assumed by New Quantum Space and thereafter constitute New Quantum Space Warrants would not recognize gain or loss upon such deemed exchange of warrants. In such case, a U.S. Holder’s adjusted tax basis in the New Quantum Space Warrants received would equal such U.S. Holder’s adjusted tax basis in the Post-Domestication Warrants exchanged therefor, and the holding period of the New Quantum Space Warrants would include the holding period of the Post-Domestication Warrants exchanged therefor (which, assuming the Domestication qualifies as an F Reorganization, generally will include the holding period of the Inflection Point Warrants from which the Post-Domestication Warrants were derived, as described above under “A. Tax Effects of the Domestication to U.S. Holders — 2. Basis and Holding Period Considerations”).

If the Merger qualifies as part of a Section 351 Transaction (and not as a Section 368(a) Reorganization), a U.S. Holder that in the Merger exchanges both Post-Domestication Inflection Point Common Stock for New Quantum Space Class A-1 Common Stock and Post-Domestication Warrants for New Quantum Space Warrants (in contrast to the warrant-only fact pattern addressed above) will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such holder (generally, the excess (if any) of (x) the fair market values of the New Quantum Space Class A-1 Common Stock and the New Quantum Space Warrants received by such holder over (y) such holder’s adjusted tax basis in the Post-Domestication Inflection Point Common Stock and the Post-Domestication Warrants exchanged therefor) and (ii) the fair market value of the New Quantum Space Warrants received by such holder in such exchange. To determine the amount of gain, if any, that such U.S. Holder must recognize, the holder must compute the amount of gain or loss realized as a result of the Merger on a share-by-share and warrant-by-warrant basis by allocating the aggregate fair market value of the New Quantum Space Class A-1 Common Stock and the New Quantum Space Warrants received by such U.S. Holder among the Post-Domestication Inflection Point Common Stock and Post-Domestication Warrants owned by such U.S. Holder immediately prior to the Merger in proportion to their fair market values. Any loss realized by such U.S. Holder would not be recognized. In this case, the holding period of the New Quantum Space Class A-1 Common Stock received in the Merger will include the holding period during which the Post-Domestication Inflection Point Common Stock exchanged therefor was held by such U.S. Holder, and the holding period of the New Quantum Space Warrants received in the Merger will begin on the day after the Merger.

U.S. Holders of Inflection Point Warrants (which, upon the Domestication, will convert into Post-Domestication Warrants) are urged to consult with their tax advisors regarding the treatment of their Post-Domestication Warrants in connection with the Business Combination.

4. Contribution of Quantum Space Common Units by Sellers

Provided the Business Combination qualifies as a Section 351 Transaction, and subject to the discussion below regarding Sections 751 and 752 of the Code, a Seller that contributes Quantum Space Common Units to Pubco in exchange for New Quantum Space Class A-1 or Class A-2 Common Stock generally should not recognize gain or loss on such contribution. In each case, the transferor’s aggregate adjusted tax basis in the New Quantum Space Securities received should equal such transferor’s aggregate adjusted tax basis in the Quantum Space Common Units contributed, as adjusted for shifts in the transferor’s share of Quantum Space liabilities under Section 752 of the Code, and the holding period in the New Quantum Space Securities received should include the holding period in the Quantum Space Common Units contributed.

Because Quantum Space is classified as a partnership for U.S. federal income tax purposes, however, a Seller’s Quantum Space Common Units are treated as partnership interests, and the following partnership-specific rules can override the general non-recognition treatment described above.

i. Section 752 deemed cash distribution and Section 357(c) gain.

Under Section 752 of the Code, a decrease in a Seller’s share of Quantum Space’s liabilities as a result of the contribution of Quantum Space Common Units to Pubco is treated as a deemed cash distribution by Quantum Space to the Seller. In the case of a Direct Pubco Seller, which contributes all of its Quantum Space Common Units and ceases to be a partner in Quantum Space, the Seller’s share of Quantum Space’s liabilities will drop to zero with respect to the contributed interest, and the resulting Section 752(b) deemed cash distribution will equal the entire Section 752 share of liabilities that had been allocated to those Quantum Space Common Units immediately before the contribution. In the case of an Up-C Seller, which contributes only the scheduled portion of its Quantum Space Common Units and retains the balance, the Section 752(b) deemed cash distribution will equal the reduction in the Up-C Seller’s share of Quantum Space’s liabilities attributable to the contributed portion (and any further reduction attributable to reallocation among the remaining partners). The amount of any such deemed cash distribution is treated as “money received” by the Seller and reduces the Seller’s adjusted tax basis in the New Quantum Space Securities received in the Section 351 Transaction. If the amount of Quantum Space liabilities so treated as assumed or as taken subject to by Pubco, exceeds the Seller’s adjusted tax basis in the contributed Quantum Space Common Units immediately before the contribution (adjusted for the applicable Section 752 shifts), Section 357(c) of the Code will require the Seller to recognize gain equal to such excess, notwithstanding the general non-recognition rule of Section 351 of the Code. The character of any such Section 357(c) gain will be determined under Section 751(a) of the Code (as described below) to the extent attributable to Section 751 hot assets and, in the case of a Direct Pubco Seller (who is treated for this purpose as having sold or exchanged its entire partnership interest under Section 741 of the Code), otherwise generally will be capital gain.

ii. Section 751 hot-asset consequences.

Quantum Space may hold, at the time of the Business Combination, “unrealized receivables” (“Section 751 hot assets”). For each Direct Pubco Seller, the Seller Contribution is treated as a sale or exchange of the Seller’s entire Quantum Space Common Unit interest. Under Section 751(a) of the Code, any gain recognized (including any Section 357(c) gain) will be treated as ordinary income to the extent that such gain would have been allocated to the Direct Pubco Seller had Quantum Space sold all of its Section 751 hot assets at fair market value in a fully taxable transaction immediately before the contribution. For each Up-C Seller (which contributes only a scheduled portion of its Quantum Space Common Units and remains a partner in Quantum Space in respect of the retained portion), the Section 752(b) deemed cash distribution is a distribution to a continuing partner and is therefore subject to the additional rules of Section 751(b) of the Code. If, as a result of the deemed distribution and the reallocation of Quantum Space’s Section 751 hot assets among the remaining partners upon the partial contribution, the Up-C Seller’s proportionate interest in Quantum Space’s Section 751 hot assets decreases, Section 751(b) treats the Up-C Seller as having received a distribution of a proportionate share of such Section 751 hot assets from Quantum Space in a taxable exchange for a corresponding portion of the Up-C Seller’s interest in Quantum Space’s other assets. In such case, the Up-C Seller will recognize ordinary income equal to the excess of the fair market value of the Section 751 hot assets deemed received over the Up-C Seller’s basis allocated to such Section 751 hot assets, notwithstanding the general non-recognition rule of Section 351. The Internal Revenue Service has proposed regulations under Section 751(b) that, if adopted in their proposed form, would materially revise the mechanics of Section 751(b) and could affect the amount and timing of ordinary income recognized by an Up-C Seller under this rule. It is not possible to predict whether, in what form, or with what effective date those proposed regulations will be finalized.

Sellers are urged to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences to them of the contribution of Quantum Space Common Units to Pubco, including the potential application of Sections 751 and 752 of the Code (and any proposed Treasury Regulations thereunder), in light of their particular circumstances.

5. Failure to Qualify as a Section 351 Transaction or Section 368(a) Reorganization

In the event that the Merger does not qualify as part of a Section 351 Transaction or as a Section 368(a) Reorganization, generally, the Merger will be treated as a taxable sale or exchange of Post-Domestication Inflection Point Common Stock and Post-Domestication Warrants by U.S. Holders in exchange for New Quantum Space Class A-1 Common Stock and New Quantum Space Warrants. In such case, subject to the discussion of backup withholding below, a U.S. Holder generally will recognize capital gain or loss on the deemed sale or exchange of its Post-Domestication Inflection Point Common Stock or Post-Domestication Warrants pursuant to the Merger in an amount equal to the difference between (i) the fair market value of the New Quantum Space Class A-1 Common Stock or New Quantum Space Warrants (as applicable) received by the U.S. Holder in the Merger and (ii) the U.S. Holder’s adjusted tax basis in the Post-Domestication Inflection Point Common Stock or Post-Domestication Warrants surrendered therefor. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the Post-Domestication Inflection Point Common Stock or Post-Domestication Warrants exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses realized by a U.S. Holder on a taxable sale or exchange of Post-Domestication Inflection Point Common Stock or Post-Domestication Warrants is subject to certain limitations. A U.S. Holder’s adjusted tax basis in shares of Post-Domestication Inflection Point Common Stock generally will equal the U.S. Holder’s basis carried over from the Domestication, reduced by any prior distributions with respect to such shares treated as a return of basis. A U.S. Holder’s adjusted tax basis in Post-Domestication Warrants generally will equal the U.S. Holder’s basis carried over from the Domestication.

In the event that the Seller Contributions, taken together with the other relevant portions of the transactions contemplated by the Business Combination Agreement, do not qualify as a Section 351 Transaction, the Seller Contributions generally will be treated as taxable sales or exchanges of Quantum Space Common Units for shares of New Quantum Space Class A-1 or Class A-2 Common Stock. In such case, subject to the discussion of backup withholding below, each Seller of Quantum Space Common Units generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the fair market value of the shares of New Quantum Space Class A-1 or Class A-2 Common Stock received by such Seller and (y) the amount of Quantum Space liabilities allocable to the contributed Quantum Space Common Units that are treated as assumed or as taken subject to by Pubco (which are treated as an amount realized under Sections 752 and 358(d) of the Code) and (ii) the Seller’s adjusted tax basis in the Quantum Space Common Units surrendered therefor, determined under Section 705(a) of the Code and adjusted for the applicable shifts in the Seller’s share of Quantum Space liabilities under Section 752 of the Code. Because Quantum Space is classified as a partnership for U.S. federal income tax purposes, the interests contributed are treated as interests in a partnership, and Section 741 of the Code generally treats the gain or loss on such sale or exchange as capital gain or loss, except to the extent attributable to “unrealized receivables” or “inventory items” within the meaning of Section 751 of the Code, which are treated as giving rise to ordinary income or loss. Any capital gain or loss so recognized generally will be long-term capital gain or loss if the transferor’s holding period in the Quantum Space Common Units exceeds one year. Long-term capital gains recognized by non-corporate transferors will be eligible to be taxed at reduced rates, and the deductibility of capital losses is subject to certain limitations.

In the case of taxable Seller Contributions, the transferor’s aggregate adjusted tax basis in the shares of New Quantum Space Class A-1 Common Stock or New Quantum Space Class A-2 Common Stock, as applicable, received in exchange for its Quantum Space Common Units generally will equal the fair market value of such shares on the date of the Business Combination, and the transferor’s holding period in such shares generally will begin on the day following the date of the Business Combination.

Neither Inflection Point, Quantum Space nor Pubco has sought or intends to seek any ruling from the IRS regarding the U.S. federal income tax consequences of the Business Combination, including the tax consequences described herein, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS with respect to conclusions expressed herein in the event of litigation.

6. Integration of Partial Redemptions with the Business Combination

If a U.S. Holder elects to redeem some but not all of its Inflection Point Class A Shares in connection with the Business Combination, it is possible that such redemption may be treated as integrated with the Business Combination rather than as a separate transaction. If the Merger qualifies as a Section 368(a) Reorganization, and if the redemption is treated as integrated with the Merger (rather than as a separate transaction), cash received by such U.S. Holder in the redemption may also be treated as taxable boot received in the Section 368(a) Reorganization. In that case, such U.S. Holder generally will recognize gain (but not loss) in an amount not in excess of the cash received. If the receipt of the cash has the effect of the distribution of a dividend, such gain will be treated as a dividend to the extent of the U.S. Holder’s ratable share of the undistributed earnings and profits of Post-Domestication Inflection Point (the corporation whose stock is treated as surrendered in the Merger) and/or potentially the undistributed earnings and profits of New Quantum Space, and any remaining gain will be capital gain. If the receipt of the cash does not have the effect of a dividend, the entire gain will be capital gain.

If the Merger does not qualify as a Section 368(a) Reorganization but qualifies as part of a Section 351 Transaction, it is possible that such cash, together with the New Quantum Space Warrants received in exchange for Post-Domestication Warrants, may be treated as taxable boot received in the Section 351 Transaction, in which case gain (but not loss) may be recognized on the Merger and the redemption in an amount equal to the lesser of (A) the aggregate amount of gain realized by such holder (generally, the sum of the excess (if any) of (x) the value of the New Quantum Space Class A-1 Common Stock and New Quantum Space Warrants received in the Merger and the amount of cash received in the redemption over (y) such U.S. Holder’s adjusted tax basis in the Post-Domestication Inflection Point Common Stock and Post-Domestication Warrants exchanged therefor pursuant to the Merger and/or the redemption, computed on an asset-by-asset basis) and (B) the sum of the amount of cash received in the redemption and the value of the New Quantum Space Warrants received in the Merger. Under this possible characterization, such U.S. Holder may be required to recognize an amount of gain or income (if any) that is different than if the redemption of Inflection Point Class A Shares were treated as a separate transaction from the exchange pursuant to the Merger and would not be entitled to recognize any loss with respect to its redeemed Inflection Point Class A Shares.

U.S. Holders that redeem some but not all of their Inflection Point Class A Shares in connection with the Business Combination are urged to consult their tax advisors regarding the potential integration of their redemption with the Business Combination and the resulting U.S. federal income tax consequences in light of their particular circumstances.

D. Ownership and Disposition of New Quantum Space Common Stock and New Quantum Space Warrants

1. Distributions

In general, distributions of cash or other property paid to U.S. Holders of New Quantum Space Common Stock (other than certain distributions of New Quantum Space stock or rights to acquire New Quantum Space stock) generally will constitute dividends for U.S. federal income tax purposes to the extent paid from New Quantum Space’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits generally will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its New Quantum Space Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the New Quantum Space Common Stock and will be treated as described below under the section entitled “2. Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition”.

Dividends paid to a U.S. Holder that is treated as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder may constitute “qualified dividend income” that will be subject to tax at the reduced rates accorded to long-term capital gains.

Non-corporate U.S. Holders that do not meet the applicable minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation applicable to qualified dividend income. In addition, the reduced rates will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

2. Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition

A U.S. Holder generally will recognize capital gain or loss on the sale, taxable exchange or other taxable disposition of New Quantum Space Common Stock or New Quantum Space Warrants in an amount equal to the difference between (i) the amount realized (i.e., the sum of the amount of cash and the fair market value of any property received in such disposition) and (ii) the U.S. Holder’s adjusted tax basis in the New Quantum Space Common Stock or New Quantum Space Warrants disposed of.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the New Quantum Space Common Stock or New Quantum Space Warrants so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses realized by a U.S. Holder on a sale or other taxable disposition of New Quantum Space Common Stock or New Quantum Space Warrants is subject to certain limitations.

3. Exercise, Lapse or Redemption of New Quantum Space Warrants

A U.S. Holder generally will not recognize gain or loss upon the acquisition of a share of New Quantum Space Class A-1 Common Stock on the exercise of a New Quantum Space Warrant for cash. A U.S. Holder’s tax basis in a share of New Quantum Space Class A-1 Common Stock received upon exercise of a New Quantum Space Warrant generally should equal the sum of the U.S. Holder’s tax basis in the New Quantum Space Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a share of New Quantum Space Class A-1 Common Stock received upon exercise of the New Quantum Space Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the New Quantum Space Warrant and will not include the period during which the U.S. Holder held the New Quantum Space Warrant. If a New Quantum Space Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the lapsed New Quantum Space Warrant.

The tax consequences of a cashless exercise of a New Quantum Space Warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s basis in the New Quantum Space Class A-1 Common Stock received would equal the U.S. Holder’s basis in the New Quantum Space Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, a U.S. Holder’s holding period in the New Quantum Space Class A-1 Common Stock would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the New Quantum Space Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the New Quantum Space Class A-1 Common Stock would include the holding period of the New Quantum Space Warrants exercised therefor.

It is also possible that a cashless exercise of a New Quantum Space Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of New Quantum Space Warrants equal to the number of shares of New Quantum Space Class A-1 Common Stock having a value equal to the aggregate exercise price of the total number of New Quantum Space Warrants to be exercised (the “surrendered warrants”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the total exercise price for the total number of warrants to be exercised and (ii) the U.S. Holder’s adjusted tax basis in the warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the shares of New Quantum Space Class A-1 Common Stock received would equal the U.S. Holder’s tax basis in the New Quantum Space Warrants exercised plus the exercise price of such warrants. A U.S. Holder’s holding period for the shares of New Quantum Space Class A-1 Common Stock would commence on the date following the date of exercise (or possibly the date of exercise) of the New Quantum Space Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of New Quantum Space Warrants.

4. Possible Constructive Distributions

The terms of each New Quantum Space Warrant provide for an adjustment to the number of shares of New Quantum Space Class A-1 Common Stock for which the New Quantum Space Warrant may be exercised, or to the exercise price of the New Quantum Space Warrant, in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a New Quantum Space Warrant would, however, be treated as receiving a constructive distribution from New Quantum Space if, for example, the adjustment increases the holder’s proportionate interest in New Quantum Space’s assets or earnings and profits (e.g., through an increase in the number of shares of New Quantum Space Class A-1 Common Stock that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the New Quantum Space Class A-1 Common Stock which is taxable to the U.S. Holders of such shares as described under “— 1. Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from New Quantum Space equal to the fair market value of such increased interest.

E. Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends (and constructive dividends) on New Quantum Space Securities and the proceeds from a sale or other disposition of New Quantum Space Securities effected within the United States (and in certain cases, outside of the United States), other than U.S. Holders that are exempt recipients (such as corporations). A U.S. Holder may also be subject to backup withholding on such payments if the U.S. Holder fails to provide a correct taxpayer identification number (generally on a valid IRS Form W-9) and make other required certifications, or otherwise establish an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

II. Non-U.S. Holders

As used herein, a “Non-U.S. Holder” is a beneficial owner of an Inflection Point Security or a New Quantum Space Security who or that is, for U.S. federal income tax purposes:

•        a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•        a foreign corporation; or

•        an estate or trust that is not a U.S. Holder.

A. Tax Effects of the Domestication to Non-U.S. Holders of Inflection Point Securities

The Domestication is not expected to result in any U.S. federal income tax treatment to a Non-U.S. Holder of Inflection Point Securities unless the Domestication fails to qualify as an F Reorganization and either (A) such Non-U.S. Holder holds its Inflection Point Securities in connection with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States) or (B) such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the Domestication and certain other requirements are met. Non-U.S. Holders will own stock and warrants of a U.S. corporation, i.e., New Quantum Space, rather than a non-U.S. corporation, i.e., Inflection Point, after the Domestication.

Although the redemptions of Non-U.S. Holders that exercise redemption rights with respect to Inflection Point Class A Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, Non-U.S. Holders exercising redemption rights would be subject to the potential tax treatment of the Domestication. Non-U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication, including the U.S. federal income tax considerations to them of such treatment.

B. Tax Effects to Non-U.S. Holders of Inflection Point Class A Shares of Exercising Redemption Rights

The U.S. federal income tax treatment to a Non-U.S. Holder of Inflection Point Class A Shares that exercises its redemption rights will depend on whether the redemption qualifies as a sale of the shares redeemed, as described above under the section entitled “I. U.S. Holders — B. Tax Effects to U.S. Holders of Inflection Point Class A Shares of Exercising Redemption Rights — 1. Generally”. Regardless of whether the redemption is treated as a sale of Inflection Point Class A Shares or as a corporate distribution on the Inflection Point Class A Shares for U.S. federal income tax purposes, the redemption is not expected to result in any U.S. federal income tax consequences to the Non-U.S. Holder unless (A) such Non-U.S. Holder holds such Inflection Point Class A Shares in connection with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States) or (B) such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the redemption and certain other requirements are met.

Non-U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication, including the U.S. federal income tax considerations to them of such treatment.

C. Tax Consequences of the Business Combination to Non-U.S. Holders

Provided the Business Combination qualifies as a Section 351 Transaction and/or as a Section 368(a) Reorganization (with respect to the Merger), as discussed above under the section entitled “I. U.S. Holders — C. Tax Consequences of the Business Combination to U.S. Holders”, the U.S. federal income tax treatment of the Business Combination for Non-U.S. Holders of Inflection Point Securities generally should be similar to those described above for U.S. Holders, except that (i) if the Merger qualifies solely as part of a Section 351 Transaction (and not as a Section 368(a) Reorganization), the exchange of Post-Domestication Warrants for New Quantum Space Warrants is a taxable transaction (see “I. U.S. Holders — C. Tax Consequences of the Business Combination to U.S. Holders — 3. Exchange of Post-Domestication Warrants for New Quantum Space Warrants”), which generally is not expected to result in any U.S. federal income tax consequences to a Non-U.S. Holder unless (A) the gain, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States), (B) New Quantum Space is or has been a USRPHC (as defined below) at any relevant time and the applicable exception for regularly traded stock does not apply, or (C) such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the Merger and certain other requirements are met, and (ii) if the Merger qualifies as a Section 368(a) Reorganization, a Non-U.S. Holder generally should not recognize gain or loss on the deemed exchange of Post-Domestication Warrants for New Quantum Space Warrants.

Provided the Business Combination qualifies as a Section 351 Transaction, a Seller that is a Non-U.S. Holder and that contributes Quantum Space Common Units to Pubco in exchange for shares of New Quantum Space Class A-1 or Class A-2 Common Stock generally should not recognize gain or loss on such contribution for U.S. federal income tax purposes. In each case, the transferor’s aggregate tax basis in the New Quantum Space Securities received should equal such transferor’s aggregate adjusted tax basis in the property contributed (as adjusted for shifts in the transferor’s share of Quantum Space liabilities under Section 752 of the Code), and the holding period in the New Quantum Space Securities received should include the holding period in the property contributed. Notwithstanding the foregoing, because Quantum Space Common Units are treated as interests in a partnership, Pubco may be required to withhold 10% of the amount realized on the transfer under Section 1446(f) of the Code unless such transferor delivers a certification of nonrecognition treatment satisfying the requirements of Treasury Regulations Section 1.1446(f)-2(b)(6). Non-U.S. Sellers are urged to consult their tax advisors regarding the Section 1446(f) certification requirements applicable to them.

In the event that the Seller Contributions, taken together with the other relevant portions of the transactions contemplated by the Business Combination Agreement, do not qualify as a Section 351 Transaction, the Seller Contributions generally will be treated as taxable sales or exchanges by the Sellers of Quantum Space Common Units for shares of New Quantum Space Class A-1 or Class A-2 Common Stock. Because Quantum Space is expected to be treated as a partnership for U.S. federal income tax purposes, any gain recognized by a Seller that is a Non-U.S. Holder generally is not expected to result in any U.S. federal income tax consequences to such Non-U.S. Holder unless one or more of the following applies: (A) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States), which, under Section 864(c)(8) of the Code, includes gain on the transfer of a Quantum Space Common Unit to the extent Quantum Space would have had effectively connected gain on a hypothetical sale of its assets at fair market value immediately before the transfer (and, in such case, the transfer may also be subject to withholding under Section 1446(f) of the Code); (B) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the contribution and certain other requirements are met; or (C) the Quantum Space Common Units are treated as “United States real property interests” under Section 897(g) of the Code because Quantum Space has held United States real property interests during the applicable look-back period, in which case gain on the contribution generally would be treated as effectively connected income under Section 897 of the Code. Sellers that are Non-U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them of a failure of the Seller Contributions to qualify as part of a Section 351 Transaction, including the potential application of the effectively connected income, 183-day, partnership-interest FIRPTA look-through and Section 1446(f) withholding rules described above in light of their particular circumstances.

D. Ownership and Disposition of New Quantum Space Securities

1. Taxation of Distributions

In general, any distributions (including constructive distributions, but not including certain distributions of New Quantum Space stock or rights to acquire New Quantum Space stock) made to a Non-U.S. Holder of shares of New Quantum Space Common Stock or Series A Preferred Stock, to the extent paid out of New Quantum Space’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, New Quantum Space will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of New Quantum Space Common Stock or Series A Preferred Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such securities, which will be treated as described below under the section entitled “— 2. Sale, Taxable Exchange or Other Taxable Disposition of New Quantum Space Securities”. In addition, if New Quantum Space determines that it is likely to be classified as a USRPHC (see the section entitled “— 2. Sale, Taxable Exchange or Other Taxable Disposition of New Quantum Space Securities” below), the applicable withholding agent may withhold 15% of any distribution that exceeds New Quantum Space’s current and accumulated earnings and profits.

The withholding tax generally does not apply to dividends paid to a Non-U.S. Holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise.

A Non-U.S. Holder that is treated as a foreign corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).

2. Sale, Taxable Exchange or Other Taxable Disposition of New Quantum Space Securities

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of its New Quantum Space Securities, unless:

•        the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States);

•        such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition (as such days are calculated pursuant to Section 7701(b)(3) of the Code) and certain other requirements are met; or

•        New Quantum Space is or has been a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the applicable New Quantum Space Securities being disposed of, except, in the case where shares of New Quantum Space Common Stock are “regularly traded” on an “established securities market” (as such terms are defined under applicable Treasury Regulations), the Non-U.S. Holder is disposing of New Quantum Space Common Stock and has owned, whether actually or based on the application of constructive ownership rules, 5% or less of New Quantum Space Common Stock at all times within the shorter of the five-year period preceding such disposition of New Quantum Space Common Stock or such Non-U.S. Holder’s holding period for such New Quantum Space Common Stock. There can be no assurance that New Quantum Space Common Stock will be treated as regularly traded on an established securities market for this purpose. It is unclear how the rules for determining the 5% threshold for this purpose would be applied with respect to New Quantum Space Common Stock, including how a Non-U.S. Holder’s ownership of Inflection Point Warrants (or, following the Domestication and the Merger, the Post-Domestication Warrants and

New Quantum Space Warrants), Preferred Investor Warrants, New Quantum Space Series A Warrants or Series A Preferred Stock impacts the 5% threshold determination with respect to New Quantum Space Common Stock. Non-U.S. Holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. Holder that is treated as a foreign corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a 30% rate (or a lower applicable income tax treaty rate).

If the second bullet point applies to a Non-U.S. Holder, such Non-U.S. Holder generally will be subject to U.S. tax on such Non-U.S. Holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of 30% (or a lower applicable tax treaty rate).

If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such holder will be subject to tax at generally applicable U.S. federal income tax rates. In addition, New Quantum Space may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition or redemption. [New Quantum Space is not expected to be a USRPHC immediately after the Business Combination.] However, such determination is factual in nature and subject to change. Accordingly, no assurance can be provided as to whether New Quantum Space would be treated as a USRPHC in any taxable year.

Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them in respect of any loss recognized on a sale, taxable exchange or other taxable disposition of its New Quantum Space Securities.

E. Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of distributions and the proceeds from a sale or other disposition of New Quantum Space Securities. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid U.S. information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a tax treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder generally will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

F. Foreign Account Tax Compliance Act

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends (including constructive dividends) on New Quantum Space Securities to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Thirty percent withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed Treasury Regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. However, there can be no assurance that final Treasury Regulations will provide the same exceptions from FATCA withholding as the proposed Treasury Regulations. Non-U.S. Holders should consult their tax advisors regarding the effects of FATCA on their ownership and disposition of New Quantum Space Securities.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet as of June 30, 2026 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2026 and for the year ended December 31, 2025 present the combined financial information of Inflection Point and Quantum Space after giving effect to the Business Combination and related adjustments described in the accompanying notes.

Inflection Point was incorporated on September 12, 2025 in the Cayman Islands and is a blank check company listed on the Nasdaq under the symbols “IPFXU,” “IPFX,” and “IPFXW.” Inflection Point was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. The Sponsor is Inflection Point Holdings VI LLC. Prior to the Closing, Inflection Point will domesticate as a Delaware corporation, following which Merger Sub will merge with and into Post-Domestication Inflection Point, with Post-Domestication Inflection Point surviving the merger as a wholly-owned subsidiary of PubCo. In connection with the Business Combination, PubCo will change its name to “Quantum Space, Inc.”

Quantum Space was formed on May 19, 2021 as a Delaware limited liability company, and headquartered in Rockville, Maryland. Quantum Space is building the next generation of advanced maneuverable spacecraft to revolutionize the new orbital economy. Quantum Space also delivers space-based services to U.S. government and commercial enterprises operating across multiple orbital regimes.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined balance sheet as of June 30, 2026 combines the historical unaudited condensed balance sheet of Inflection Point as of June 30, 2026 with the historical unaudited condensed consolidated balance sheet of Quantum Space as of June 30, 2026, giving effect to the Business Combination and related transactions as if they had been consummated on June 30, 2026. Inflection Point and Quantum Space have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2026 combines the historical unaudited condensed statement of operations of Inflection Point for the six months ended June 30, 2026 with the historical unaudited condensed consolidated statement of operations of Quantum Space for the six months ended June 30, 2026, giving effect to the Business Combination and related transactions as if they had been consummated on January 1, 2025, the beginning of the earliest period presented. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 combines the historical audited statement of operations of Inflection Point for the period from September 12, 2025 (inception) through December 31, 2025 with the historical audited consolidated statement of operations of Quantum Space for the year ended December 31, 2025, giving effect to the Business Combination and related transactions as if they had been consummated on January 1, 2025, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:

•        The historical audited financial statements of Inflection Point as of and for the period from September 12, 2025 (inception) through December 31, 2025;

•        The historical unaudited financial statements of Inflection Point as of and for the six months ended June 30, 2026;

•        The historical audited consolidated financial statements of Quantum Space as of and for the year ended December 31, 2025; and

•        The historical unaudited consolidated financial statements of Quantum Space as of and for the six months ended June 30, 2026.

The unaudited pro forma condensed combined financial information should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inflection Point,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Quantum Space,” and other financial information included elsewhere in this proxy statement/prospectus.

On June 8, 2026, Inflection Point and Quantum Space entered into the Business Combination Agreement, pursuant to which, among other things and subject to the terms and conditions therein, the following will occur: (i) at least one Business Day prior to the Closing, Inflection Point will domesticate as a Delaware corporation, (ii) following the Domestication, Merger Sub will merge with and into Post-Domestication Inflection Point, with Post-Domestication Inflection Point surviving the merger as a wholly-owned subsidiary of PubCo (in connection with the Business Combination, PubCo will change its name to “Quantum Space, Inc.” and such company after the Closing, “New Quantum Space”), (iii) Quantum Space will complete a recapitalization whereby all outstanding equity securities of Quantum Space, other than the Series B convertible preferred units of Quantum Space and the warrants to purchase common units of Quantum Space issued to the Pre-Funded PIPE Investors in the Series B Investment, will be converted or exchanged into common units of Quantum Space, (iv) New Quantum Space will acquire equity securities of Quantum Space indirectly through Inflection Point and Inflection Point will become the managing member of Quantum Space, and (v) New Quantum Space will issue voting equity securities without economic rights to the Up-C Sellers, pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement, resulting in a combined company organized in an Up-C structure in which substantially all of the assets and the business of the combined company will be held by Quantum Space OpCo and its subsidiaries. Following the Closing, New Quantum Space will be the publicly-traded company, and the New Quantum Space Common Stock and the New Quantum Space Warrants are expected to be listed on Nasdaq under the proposed ticker symbol “QSPC” and “QSPCW,” respectively.

On June 8, 2026, in connection with the Business Combination, PubCo, Quantum Space and Closing PIPE Investors entered into Series A SPAs. Pursuant to the Series A SPAs, the Closing PIPE Investors have agreed, among other things, to purchase, at Closing, an aggregate of (i) 19,999,994 shares of Series A Preferred Stock and (ii) New Quantum Space Preferred Investor Warrants to purchase an aggregate of 19,999,994 shares of New Quantum Space Class A-1 Common Stock, for an aggregate purchase price of approximately $240.0 million. Each share of Series A Preferred Stock will have a stated value of $12.00.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New Quantum Space’s financial condition or results of operations would have been had the Business Combination occurred on the date indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of New Quantum Space. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma condensed combined information assumes that the Inflection Point shareholders approve the Business Combination. The Public Shareholders may elect to redeem their Public Shares for cash even if they approve the Business Combination. Inflection Point cannot predict how many of the Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, Inflection Point and Quantum Space have elected to provide the unaudited pro forma condensed combined financial information under the No Redemption Scenario, 50% Redemption Scenario and Maximum Redemption Scenario. The No Redemption Scenario assumes that none of the Public Shareholders will exercise their right to redeem their Public Shares for cash. The 50% Redemption Scenario assumes redemption of 12,650,000 Public Shares for cash resulting in an aggregate cash payment of approximately $[•] based on an assumed redemption price of $[•] per share. The Maximum Redemption Scenario assumes redemption of all 25,300,000 Public Shares for cash resulting in an aggregate cash payment of approximately $[•] based on an assumed redemption price of $[•] per share. The actual results are expected to be within the parameters described by the three scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under all scenarios, Quantum Space is considered the accounting acquirer.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2026
(in thousands)

	Quantum Space Historical	Inflection Point Historical	Transaction Adjustments Assuming No Redemption Scenario		Pro Forma Combined Assuming No Redemption Scenario	Transaction Adjustments Assuming 50% Redemption Scenario		Pro Forma Combined Assuming 50% Redemption Scenario	Transaction Adjustments Assuming Maximum Redemption Scenario		Pro Forma Combined Assuming Maximum Redemption Scenario
ASSETS
Current assets
Cash				(A)			(J)			(J)
(B)
Accounts receivable
Prepaid expenses and other current assets				(C)
Deferred costs, current
Total current assets
Deferred offering costs
Property and equipment, net
Finance lease right-of-use assets, net
Operating lease right-of-use assets, net
Goodwill
Intangible assets, net
Investments held in Trust Account				(A)
Other assets
Total assets

LIABILITIES, MEZZANINE EQUITY, AND STOCKHOLDERS ‘/MEMBERS’ DEFICIT
Current liabilities
Accounts payable
Accrued expenses and other current liabilities				(C)
Operating lease liabilities, current
Contingent consideration, current
Debt
Finance lease liabilities, current
Side letter right liability
Accrued offering costs				(C)
Advances from related party
Promissory note – related party
Total current liabilities
Operating lease liabilities, non-current
Indemnification holdback liability
Finance lease liabilities, non-current
Warrant liability				(B)
Deferred underwriting fee payable				(C)
Total liabilities

Unaudited Pro Forma Condensed Combined Balance Sheet — (Continued)
As of June 30, 2026
(in thousands)

	Quantum Space Historical	Inflection Point Historical	Transaction Adjustments Assuming No Redemption Scenario		Pro Forma Combined Assuming No Redemption Scenario	Transaction Adjustments Assuming 50% Redemption Scenario		Pro Forma Combined Assuming 50% Redemption Scenario	Transaction Adjustments Assuming Maximum Redemption Scenario		Pro Forma Combined Assuming Maximum Redemption Scenario
Commitments and contingencies
Mezzanine equity
Junior preferred units				(F)
Series A preferred units				(F)
Series A-1 preferred units				(F)
Series B preferred units				(G)
Series A preferred stock				(B)
(G)
Class A ordinary shares subject to possible redemption				(D)			(D)			(D)
(J)
Total mezzanine equity
Shareholders’/Members’ deficit
Preferred shares
Common units
Class A ordinary shares
Class B ordinary shares				(E)
Class A-1 common stock				(D)			(D)			(J)
(E)
(F)
Class A-2 common stock				(F)
Class B-1 common stock				(F)
Class B-2 common stock				(F)
Additional paid-in capital				(C)			(D)			(I)
				(D)			(I)			(J)
(F)
(H)
(I)
(K)
Accumulated deficit				(C)
(H)
(K)
Total shareholders’/members’ deficit
Non-controlling interests				(I)			(I)			(I)
Total shareholders’ equity/members’ deficit attributable to common stockholders/members
Total liabilities, mezzanine equity and shareholders’ equity/members’ deficit

Unaudited Pro Forma Condensed Combined Statement of Operations
Six Months Ended June 30, 2026
(in thousands)

	Quantum Space Historical	Inflection Point Historical	Transaction Adjustments Assuming No Redemption Scenario		Pro Forma Combined Assuming No Redemption Scenario	Transaction Adjustments Assuming 50% Redemption Scenario		Pro Forma Combined Assuming 50% Redemption Scenario	Transaction Adjustments Assuming Maximum Redemption Scenario		Pro Forma Combined Assuming Maximum Redemption Scenario
Revenues
Operating expenses
Direct costs
Selling, general and administrative
Research and development
Formation and operating costs
Depreciation and amortization
Total operating expenses
Loss from operations
Other income (expense)
Interest expense, net
Compensation expense
Interest earned on investments held in Trust Account				(AA)
Other expense, net
Total other expense, net
Net loss
Less: Net loss attributable to non-controlling interests				(BB)			(BB)			(BB)
Net loss attributable to New Quantum Space
Less: Accretion of Series A preferred stock to redemption value				(DD)
Net loss attributable to common stockholders
Basic and diluted weighted average shares outstanding, Class A redeemable ordinary shares subject to possible redemption
Basic and diluted net income per ordinary share, Class A redeemable ordinary shares subject to possible redemption
Basic weighted average shares outstanding, Class B non-redeemable ordinary shares
Basic and diluted net loss per ordinary share, Class B non-redeemable ordinary shares
Pro forma weighted average shares outstanding, Class A-1 common stock
Pro forma basic and diluted net loss per share, Class A-1 common stock

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2025
(in thousands)

	Quantum Space Historical	Inflection Point Historical	Transaction Adjustments Assuming No Redemption Scenario		Pro Forma Combined Assuming No Redemption Scenario	Transaction Adjustments Assuming 50% Redemption Scenario		Pro Forma Combined Assuming 50% Redemption Scenario	Transaction Adjustments Assuming Maximum Redemption Scenario		Pro Forma Combined Assuming Maximum Redemption Scenario
Revenues	$13,563	$—
Operating expenses
Direct costs	11,442	—
Selling, general and administrative	8,448	—		(EE)
Research and development	11,577	—
Formation and operating costs	—	66
Depreciation and amortization	432	—
Total operating expenses	31,899	66
Loss from operations	(18,336)	(66)
Other income (expense)
Interest expense	(1,162)	—
Interest income	255	—
Other expense, net	(5,668)	—		(CC)
Total other income (expense), net	(6,575)	—
Net loss	(24,911)	(66)
Less: Net loss attributable to non-controlling interests	—	—		(BB)			(BB)			(BB)
Net loss attributable to New Quantum Space	(24,911)	(66)
Less: Accretion of Series A preferred stock to redemption value	—	—		(DD)
Net loss attributable to common stockholders	$(24,911)	$(66)
Basic and diluted weighted average shares outstanding
Basic and diluted net loss per share
Pro forma weighted average shares outstanding, Class A-1 common stock
Pro forma basic and diluted net loss per share, Class A-1 common stock

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the Business Combination

On June 8, 2026, Inflection Point and Quantum Space entered into the Business Combination Agreement, pursuant to which, among other things and subject to the terms and conditions therein, the following will occur: (i) at least one Business Day prior to the Closing, Inflection Point will domesticate as a Delaware corporation, (ii) following the Domestication, Merger Sub will merge with and into Post-Domestication Inflection Point, with Post-Domestication Inflection Point surviving the merger as a wholly-owned subsidiary of PubCo (in connection with the Business Combination, PubCo will change its name to “Quantum Space, Inc.”), (iii) Quantum Space will complete a recapitalization whereby all outstanding equity securities of Quantum Space, other than the Series B convertible preferred units of Quantum Space and the warrants to purchase common units of Quantum Space issued to the Pre-Funded PIPE Investors in the Series B Investment, will be converted or exchanged into common units of Quantum Space and (iv) New Quantum Space will acquire equity securities of Quantum Space indirectly through Inflection Point and Inflection Point will become the managing member of Quantum Space, and (v) New Quantum Space will issue voting equity securities without economic rights to the Up-C Sellers, pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement, resulting in a combined company organized in an Up-C structure in which substantially all of the assets and the business of the combined company will be held by Quantum Space OpCo and its subsidiaries.

Immediately prior to the Domestication, pursuant to the Sponsor Support Agreement, the Inflection Point Class B Shareholders, will elect to convert each Inflection Point Class B Share, on a one-for-one basis, into an Inflection Point Class A Share. In connection with the Domestication, (i) each of the then issued and outstanding Inflection Point Class A Shares will convert automatically, on a one-for-one basis, into one Post-Domestication Class A Share; (ii) each of the then issued and outstanding Inflection Point Warrants will convert automatically into a Post-Domestication Warrant; and (iii) each of the then issued and outstanding Inflection Point Units consisting of one Inflection Point Class A Share and one-third of one Inflection Point Warrant will be cancelled and will thereafter entitle the holder thereof to one share of Post-Domestication Inflection Point Common Stock and one-third of one Post-Domestication Warrant.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, immediately prior to the Effective Time:

•        each share of Post-Domestication Inflection Point Common Stock issued and outstanding shall automatically be cancelled and extinguished and converted into the right to receive one share of New Quantum Space Class A-1 Common Stock, following which all such shares of Post-Domestication Inflection Point Common Stock shall cease to be outstanding and shall cease to exist;

•        each Post-Domestication Warrant issued and outstanding shall automatically be assumed by New Quantum Space and shall thereafter constitute a warrant to acquire one share of New Quantum Space Class A-1 Common Stock (each a “New Quantum Space Warrant”);

•        any shares of Post-Domestication Inflection Point Common Stock or other capital stock of Post-Domestication Inflection Point that are owned by Post-Domestication Inflection Point, New Quantum Space or Merger Sub shall automatically be cancelled, retired and cease to exist, without any conversion thereof or payment therefor; and

•        each share of common stock of Merger Sub issued and outstanding shall automatically be converted into one validly issued, fully paid and non-assessable share of common stock of Post-Domestication Inflection Point (as the surviving corporation in the Merger), which shares shall constitute the only outstanding shares of capital stock of Post-Domestication Inflection Point and shall be held by New Quantum Space, with the result that Post-Domestication Inflection Point shall continue as the surviving corporation in the Merger and as a direct, wholly owned subsidiary of New Quantum Space.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, at the Closing:

•        Immediately following the Effective Time, each holder of units of Quantum Space identified as a “Direct PubCo Seller” will contribute all of its Quantum Space Common Units to New Quantum Space in exchange for shares of New Quantum Space Class A-1 Common Stock or New Quantum Space Class A-2 Common Stock (as designated on the Exchange Schedule) on a one-for-one basis;

•        Simultaneously with the Direct PubCo Seller contributions, each holder of units of Quantum Space identifies as an “Up-C Seller” will contribute a portion of its Quantum Space Common Units to New Quantum Space (as set forth on the Exchange Schedule, with a default contribution of 1% of such Up-C Seller’s Quantum Space Common Units) in exchange for shares of New Quantum Space Class A-1 Common Stock or New Quantum Space Class A-2 Common Stock on a one-for-one basis, and will retain the balance of its Quantum Space Common Units;

•        each Pre-Funded Investor will contribute all of its Pre-Funded Preferred Units to New Quantum Space in exchange for the Pre-Funded Preferred Unit Consideration;

•        each Pre-Funded PIPE Investor that elects to do so will contribute its Pre-Funded Warrants to New Quantum Space in exchange for warrant(s) to purchase shares of New Quantum Space Class A-1 Common Stock;

•        each Closing PIPE Investor will purchase, and New Quantum Space will issue and sell to such Closing PIPE Investor, Series A Preferred Stock and New Quantum Space Preferred Investor Warrants to purchase shares of New Quantum Space Class A-1 Common Stock subscribed for by such Closing PIPE Investor in accordance with the applicable Series A SPA;

•        New Quantum Space will contribute to Post-Domestication Inflection Point (as the surviving corporation of the Merger) all Quantum Space Common Units, Pre-Funded Preferred Units and Pre-Funded Warrants received by New Quantum Space in connection with such contributions, together with all remaining cash held by New Quantum Space (after payment of transaction costs);

•        following New Quantum Space’s contribution to Post-Domestication Inflection Point, Post-Domestication Inflection Point will contribute its remaining Available Purchaser Closing Cash to Quantum Space in exchange for additional Quantum Space Common Units and Pre-Funded Preferred Units;

•        Simultaneously with or immediately after the Seller Contributions, each Up-C Seller will purchase from New Quantum Space shares of New Quantum Space Class B Common Stock (either New Quantum Space Class B-1 Common Stock, carrying 1 vote per share, or New Quantum Space Class B-2 Common Stock, carrying 10 votes per share, as designated on the Exchange Schedule) in a number equal to the number of Quantum Space Common Units retained by such Up-C Seller, at a purchase price equal to par value per share, pursuant to the Seller Class B Subscription Agreement. Shares of New Quantum Space Class B Common Stock are non-economic (i.e., they carry no right to dividends or distributions upon liquidation other than par value) and are paired with the retained Quantum Space Common Units held by the applicable Up-C Seller.

The Aggregate Consideration to be paid to the Quantum Space Equity Holders (other than the holders of the Pre-Funded Preferred Units and the Pre-Funded Warrants in respect of those securities) in respect of the transactions contemplated by the Business Combination, is a number of Quantum Space Common Units and shares of New Quantum Space Class A Common Stock equal, in the aggregate, to the quotient of (a) $600,000,000, divided by (b) the per-share redemption price applicable to an Inflection Point Class A Share elected to be redeemed. The paired non-economic voting shares of New Quantum Space Class B-1 Common Stock and New Quantum Space Class B-2 Common Stock purchased by Up-C Sellers shall not constitute Aggregate Consideration.

The consideration to be paid to each holder of a Pre-Funded Preferred Unit shall be a number of shares of Series A Preferred Stock equal to the quotient of (i) the aggregate Series B preference amount of such holder’s Pre-Funded Preferred Units, divided by (ii) $12.00.

Upon Closing, the ownership distribution of the post-combination company will be as follows:

Equity Capitalization

Economic shares:

New Quantum Space Class A-1 and Class A-2 Common Stock(1)	Assuming No Redemption Scenario			Assuming 50% Redemption Scenario(2)			Assuming Maximum Redemption Scenario(3)
	$	Shares	%	$	Shares	%	$	Shares	%
Public Shareholders – New Quantum Space Class A-1	253,000,000	25,300,000	40.9%	126,500,000	12,650,000	25.7%	—	—	—%
Sponsor – New Quantum Space Class A-1	84,333,330	8,433,333	13.7%	84,333,330	8,433,333	17.2%	84,333,330	8,433,333	23.1%
Quantum Space Equity Holders – New Quantum Space Class A-1	277,317,020	27,731,702	44.9%	277,317,020	27,731,702	56.4%	277,317,020	27,731,702	76.0%
Quantum Space Equity Holders – New Quantum Space Class A-2	3,226,240	322,624	0.5%	3,226,240	322,624	0.7%	3,226,240	322,624	0.9%
Total	617,876,590	61,787,659	100%	491,376,590	49,137,659	100%	364,876,590	36,487,659	100%

____________

(1)      Assumes a value of $10.00 per share.

(2)      Assumes that 50% holders of Public Shares exercise their redemption rights in connection with the Business Combination.

(3)      Assumes that all holders of Public Shares exercise their redemption rights in connection with the Business Combination.

Other instruments:

Equity holder	Number	Class/Instrument
Closing PIPE Investors	19,999,994	Series A Preferred Stock
Pre-Funded PIPE Investor	6,011,925	Series A Preferred Stock(1)
Quantum Space Equity Holders(2)	31,939,814	New Quantum Space Class B-2 Common Stock
Public Shareholders	8,433,333	Public Warrants
Sponsor	5,000,000	Private Placement Warrants
IPO Underwriter	2,400,000	Private Placement Warrants
Closing PIPE Investors	19,999,994	New Quantum Space Preferred Investor Warrants
Pre-Funded PIPE Investor	5,882,352	Pre Funded Warrants

____________

(1)      Gives effect to the conversion of Pre-Funded Preferred Units into Series A Preferred Stock equal to the quotient of (i) the aggregate Series B preference amount of Pre-Funded Preferred Units, divided by (ii) $12.00.

(2)      New Quantum Space Class B-2 Common Stock represent noneconomic ownership in the post-combination company; however, these shares correspond to Quantum Space OpCo Common Units, which coincide with an economic interest held directly in Quantum Space OpCo.

Expected Accounting Treatment for the Business Combination

Under all the scenarios, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP, as Inflection Point does not meet the definition of a business under U.S. GAAP. For financial reporting purposes, Quantum Space is identified as the accounting acquirer, and Inflection Point as the accounting acquiree. This determination is based on the fact that Quantum Space will be controlled by the same party before and after the Business Combination as a result of Quantum Space’s relative voting rights and control over board appointments and the dominance of senior management in the post-combination entity. Since Inflection Point lacks substantive inputs, processes, and outputs, the transaction does not qualify as a business combination under “Accounting Standards Codification Topic 805, Business Combinations” (“ASC 805”). For accounting purposes, the financial statements of New Quantum Space will represent a continuation of the financial statements of Quantum Space, with the Business Combination being treated as the equivalent of Quantum Space issuing stock for the net assets of Inflection Point, accompanied by recapitalization.

Tax Receivable Agreement

At the Closing, Quantum Space OpCo, Inflection Point, New Quantum Space and each Participating TRA Holder will enter into the Tax Receivable Agreement. Pursuant to the Tax Receivable Agreement, New Quantum Space will generally be required to pay the Participating TRA Holders 85% of the amount of the cash tax savings, if any, in U.S. federal, state, and local taxes that are based on, or measured with respect to, net income or profits, and any interest related thereto that New Quantum Space realizes, or is deemed to realize, as a result of certain tax attributes (the “Tax Attributes”), including:

•        tax basis adjustments resulting from (i) certain distributions (or deemed distributions) by Quantum Space OpCo; (ii) redemptions or (iii) from taxable exchanges of Quantum Space OpCo Common Units (including any such adjustments resulting from certain payments made by New Quantum Space under the Tax Receivable Agreement) acquired by New Quantum Space from a Participating TRA Holder pursuant to the terms of the A&R Operating Agreement; and

•        tax deductions in respect of portions of certain payments made under the Tax Receivable Agreement.

Upon the completion of the Business Combination, New Quantum Space will be a party to the Tax Receivable Agreement. Under the terms of the Tax Receivable Agreement, New Quantum Space will make payments to the Participating TRA Holders in respect of 85% of the cash tax savings resulting from the net tax benefit to New Quantum Space of certain tax attributes (calculated using certain assumptions, and subject to the terms of the Tax Receivable Agreement). The tax impacts of the transaction were estimated based on the applicable law in effect on December 31, 2025.

Due to the uncertainty as to the amount and timing of future exchanges of Quantum Space Common Units by the Participating TRA Holders and as to the price of New Quantum Space Class A-1 Common Stock or New Quantum Space Class A-2 Common Stock at the time of any such exchanges, the unaudited pro forma condensed combined financial information does not assume that any existing equityholder of Quantum Space OpCo have exchanged Quantum Space OpCo Common Units that would create an obligation under the Tax Receivable Agreement. Therefore, no increases in tax basis in Quantum Space OpCo’s assets or other tax benefits that may be realized under the Tax Receivable Agreement have been reflected in the unaudited pro forma condensed combined financial information. Future exchanges will result in incremental tax attributes and potential cash tax savings for New Quantum Space. Depending on New Quantum Space’s assessment on realizability of such tax attributes, the arising Tax Receivable Agreement liability will be recorded at the exchange date against equity, or at a later point through income.

However, if all of the TRA Holders were to exchange or sell us all of their Quantum Space Common Units, we would recognize a deferred tax asset of approximately $[•] million and a liability under the Tax Receivable Agreement of approximately $[•] million (inclusive of any day-one liabilities as a result of the Business Combination), assuming: (i) all exchanges or purchases occurred on the same day; (ii) a price of $[•] per share; (iii) a constant corporate tax rate; (iv) that we will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law. These amounts are estimates and have been prepared for illustrative purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price per share of our New Quantum Space Class A-1 Common Stock or New Quantum Space Class A-2 Common Stock at the time of the exchange, and the tax rates then in effect and certain change of control or early termination events occurring.

If New Quantum Space exercises its right to terminate the Tax Receivable Agreement or in the case of a change in control of New Quantum Space or a material breach of New Quantum Space’s obligations under the Tax Receivable Agreement, all obligations under the Tax Receivable Agreement will be accelerated and New Quantum Space will be required to make a payment to the Participating TRA Holders in an amount equal to the present value of future payments under the Tax Receivable Agreement. This payment would be based on certain assumptions, including that New Quantum Space would have sufficient taxable income to fully utilize the benefits arising from the Tax Attributes subject to the Tax Receivable Agreement. If New Quantum Space were to elect to terminate the Tax Receivable Agreement immediately after the Business Combination, assuming the market value of New Quantum Space Class A-1 Common Stock or New Quantum Space Class A-2 Common Stock is equal to $[•] per share, it is currently estimated that New Quantum Space would be required to pay approximately $[•] million to satisfy its total liability.

2. Basis of Presentation

The pro forma adjustments have been prepared as if the Business Combination and related transactions had been consummated on June 30, 2026, in the case of the unaudited pro forma condensed combined balance sheet, and as if the Business Combination and related transactions had been consummated on January 1, 2025, in the case of the unaudited pro forma condensed combined statement of operations, as this is the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.

The pro forma adjustments represent management’s estimates based on information available as of the date of this proxy statement/prospectus and are subject to change as additional information becomes available and additional analyses are performed. Management considers this basis of presentation to be reasonable under the circumstances.

The unaudited pro forma condensed combined financial information does not give effect to any income tax benefit associated with the pro forma adjustments as such pro forma adjustments result in the generation of additional net operating losses offset by a full valuation allowance recorded on such net operating losses as it is more likely than not that the net operating losses will not be utilized.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the combined entity’s additional paid-in capital and are assumed to be cash settled.

3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed consolidated combined balance sheet as of June 30, 2026 are as follows:

A.     Reflects the reclassification of investments held in Trust Account that become available in conjunction with the Business Combination.

B.      Reflects the aggregate proceeds of $240.0 million from the issuance to the Closing PIPE Investors of 19,999,994 shares of Series A Preferred Stock and (ii) 19,999,994 New Quantum Space Preferred Investor Warrants.

The shares of $0.0001 par value Series A Preferred Stock have the following rights and preferences:

Voting Rights:    The Series A Preferred Stock will vote together with the New Quantum Space Common Stock as a single class. Each holder of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of New Quantum Space Class A Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions:    For as long as 20% of the shares of Series A Preferred Stock issued as of Closing are outstanding, New Quantum Space shall not, without the affirmative vote or action by written consent of holders of more than 50% of the issued and outstanding shares of Series A Preferred Stock (the “Requisite Holders”), take any of the following actions: (i) liquidate, dissolve or wind up the affairs of New Quantum Space; (ii) amend, alter, or repeal any provision of the certificate of incorporation, bylaws, Certificate of Designation or any similar document of New Quantum Space in a manner that materially and adversely affects the powers, preferences or rights given to the Series A Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless such security ranks junior to the Series A Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of Series A Preferred Stock; (iv) purchase or redeem or pay any cash dividend on any capital stock ranking junior to the Series A Preferred Stock prior to payment of such cash dividend on the Series A Preferred Stock or purchase or redeem any capital stock ranking junior to the Series A Preferred Stock, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service; (v) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under New Quantum Space’s incentive plan, equity plan or equity-based compensation plan, or with respect to employment, consulting or award agreements with respect to executive officers of New Quantum Space, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of New Quantum Space; or (vi) incur or guarantee any indebtedness, other than equipment leases or trade payables incurred in the ordinary course of business; provided, however, that the Series A Preferred Stock shall not be considered indebtedness for purposes of this calculation.

Dividends:    The holders of Series A Preferred Stock are entitled to receive, at the option of the New Quantum Space an annual dividend in the amount of 12% of the Accrued Value if paid in kind and 10% of the Accrued Value if paid in cash (defined as the $12 stated value per share plus any accrued and unpaid dividends). Such dividends are payable only if and when declared and are cumulative, accruing daily and compounded semi-annually. Holders of Series A Preferred Stock shall also be entitled to receive participating dividends, if and when declared on the New Quantum Space Class A Common Stock, on an as-converted basis.

Liquidation Preference:    Upon any liquidation or deemed liquidation event, the holders of Series A Preferred Stock will be entitled to receive out of the available proceeds, before any distribution is made to holders of common stock or any other junior securities, an amount per share equal to the greater of (i) 100% of the Accrued Value on each share of Series A Preferred Stock or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into New Quantum Space Common Stock immediately prior to the liquidation event or deemed liquidation event.

Conversion:    Each share of Series A Preferred Stock is convertible at the holder’s option into a fixed number of New Quantum Space Class A Common Stock at a conversion rate equal to (i) the Accrued Value at the time of conversion divided by (ii) the Conversion Price, defined as an initial conversion price of $12 per share, subject to customary antidilution and down-round adjustments.

Put Rights:    The Series A Preferred Stock shall be redeemable at the option of a holder of Series A Preferred Stock commencing any time after the 5th anniversary of the Closing at a price equal to the Accrued Value.

Call Rights:    The Series A Preferred Stock shall be redeemable at the option of New Quantum Space commencing any time (A) on or after the 3rd anniversary of the Closing but prior to the 4th anniversary of the Closing at a price equal to the greater of (i) 120% of the Accrued Value and (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into New Quantum Space Class A Common Stock immediately prior to such redemption, (B) on or after the 4th anniversary of the Closing but prior to the 5th anniversary of the Closing at a price equal to the greater of (i) 110% of the Accrued Value and (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into New Quantum Space Class A Common Stock immediately prior to such redemption, or (C) on or after the 5th anniversary of the Closing at a price equal to the greater of (i) 100% of the Accrued Value and (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into New Quantum Space Class A Common Stock immediately prior to such redemption.

The Series A Preferred Stock is not classified as a liability pursuant to ASC 480, due to the fact that it is not a mandatorily redeemable financial instrument, it represents an outstanding share, and it is convertible into a fixed number of shares. The Series A Preferred Stock is classified as temporary equity because it is redeemable for cash at the option of the holder at any time after the 5th anniversary of the Closing. Since the Series A Preferred Stock becomes redeemable by the holder solely upon the passage of time, New Quantum Space will subsequently recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the Series A Preferred Stock to its redemption value at each reporting period as if it were redeemable at that date.

The New Quantum Space Preferred Investor Warrants issued with the Series A Preferred Stock are exercisable for New Quantum Space Class A-1 Common Stock. The New Quantum Space Preferred Investor Warrants were evaluated and deemed to be a liability since the New Quantum Space Preferred Investor Warrants are not indexed to the New Quantum Space’s own equity and therefore do not qualify for equity classification.

The proceeds from the Series A Preferred Stock are first allocated to the New Quantum Space Preferred Investor Warrants based on their fair value and the remaining proceeds are allocated to the Series A Preferred Stock.

C.     Reflects the pro forma adjustment to record transaction costs of $[•] million, relating to legal, third-party advisory, underwriting, investment banking, and other miscellaneous fees which were direct and incremental to the Business Combination. Inflection Point and Quantum Space had incurred and accrued $[•] million and $[•] million in offering costs on the balance sheet as of June 30, 2026, respectively. Of the total transaction costs, an estimated $[•] million was determined not to be direct and incremental to the Business Combination; this amount will be expensed and is reflected at adjustment (CC). All other amounts are expected to be direct and incremental to the equity raise and, as such, were netted against the proceeds of the Business Combination. As the Business Combination will be accounted for as a reverse recapitalization, all direct and incremental costs will be reflected as a reduction to additional paid-in-capital and cash.

D.     Reflects the reclassification of $[•] million of Inflection Point Class A Shares in case of No Redemption Scenario, $[•] million of Inflection Point Class A Shares in case of 50% Redemption Scenario and elimination of Inflection Point Class A Shares in case of Maximum Redemption Scenario.

E.      Reflects the reclassification of 8,433,333 shares of Inflection Point Class B Shares into 8,433,333 shares of New Quantum Space Class A-1 Common Stock.

F.      Reflects the impact of the recapitalization and resulting issuance of [•] million New Quantum Space Class A-1 Common Stock, [•] million New Quantum Space Class A-2 Common Stock, [•] million non-economic New Quantum Space Class B-1 Common Stock and [•] million non-economic New Quantum Space Class B-2 Common Stock to Quantum Space Equity Holders.

G.     Reflects the [5,926,832] shares of Series A Preferred Stock to be issued against Pre-Funded Preferred Units calculated as equal to the quotient of (i) the aggregate Series B preference amount of Pre-Funded Preferred Units, divided by (ii) $12.00.

H.     Reflects the reclassification of Inflection Point accumulated deficit to additional paid-in capital at Closing.

I.       Immediately following the Business Combination, the economic interests held by the non-controlling interest (comprising Quantum Space OpCo Common Units issued at Closing) will be approximately [•] under the No Redemption Scenario, [•] under the 50% Redemption Scenario and [•] under the Maximum Redemption Scenario. The following table shows the economic interest of Quantum Space OpCo immediately following the Closing:

	Assuming No Redemption Scenario		Assuming 50% Redemption Scenario		Assuming Maximum Redemption Scenario
New Quantum Space	[•]	[•]	[•]	[•]	[•]	[•]
Quantum Space OpCo Common Units	[•]	[•]	[•]	[•]	[•]	[•]
Total	[•]	[•]	[•]	[•]	[•]	[•]

Net assets attributable to the non-controlling interest assuming No Redemption Scenario will be $[•] million (i.e., [•]% of net assets of $[•] million). The incremental adjustment to arrive at net assets attributable to the non-controlling interest assuming 50% Redemption Scenario will be ($[•]) million (i.e., [•]% of net assets of ($[•]) million, or ($[•]) million, less the adjustment to arrive at net assets attributable to the non-controlling interest assuming No Redemption Scenario). The incremental adjustment to arrive at net assets attributable to the non-controlling interest assuming Maximum Redemption Scenario will be ($[•]) million (i.e., [•]% of net assets of ($[•]) million, or ($[•]) million, less the adjustment to arrive at net assets attributable to the non-controlling interest assuming 50% Redemption Scenario).

J.       Reflects the pro forma adjustment to record the redemption of 12.7 million and 25.3 million Inflection Point Class A Shares given a 50% Redemption Scenario and Maximum Redemption Scenario, respectively, at an assumed redemption price of $[•] per share, which is inclusive of interest earned on funds held in the Trust Account.

K.     Reflects the expense related to the modification of UARs and PIUs upon consummation of the Business Combination.

4. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations

The adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

AA.  Reflects the elimination of interest earned on investments held in Trust Account.

BB.   For the six months ended June 30, 2026, net losses attributable to the non-controlling interest assuming No Redemption Scenario will be $[•] million (i.e., [•]% of net losses of $[•] million). The incremental adjustment to arrive at net losses attributable to the non-controlling interest assuming 50% Redemption Scenario will be ([•]) million (i.e., [•]% of net losses of $[•] million less the adjustment to arrive at net losses attributable to the non-controlling interest assuming No Redemption Scenario). The incremental adjustment to arrive at net losses attributable to the non-controlling interest assuming Maximum Redemption Scenario will be ([•]) million (i.e., [•]% of net losses of $[•] million less the adjustment to arrive at net losses attributable to the non-controlling interest assuming 50% Redemption Scenario).

For the year ended December 31, 2025, net losses attributable to the non-controlling interest assuming No Redemption Scenario will be $[•] million (i.e., [•]% of net losses of $[•] million). The incremental adjustment to arrive at net losses attributable to the non-controlling interest assuming 50% Redemption Scenario will be ([•]) million (i.e., [•]% of net losses of $[•] million less the adjustment to arrive at net losses attributable to the non-controlling interest assuming No Redemption Scenario). The incremental adjustment to arrive at net losses attributable to the non-controlling interest assuming Maximum Redemption Scenario will be ([•]) million (i.e., [•]% of net losses of $[•] million less the adjustment to arrive at net losses attributable to the non-controlling interest assuming 50% Redemption Scenario).

CC.   Reflects the portion of transaction costs expected to be expensed as incurred based on the nature of the costs, as noted at adjustment (C).

DD.   Reflects the accretion of Series A Preferred stock to redemption value amounting to $[•] million and $[•] million during the six months ended June 30, 2026 and the year ended December 31, 2025, respectively.

EE.   Reflects the expense related to the modification of the UARs and PIUs upon consummation of the Business Combination amounting to $[•] million and $[•] million during the year ended December 31, 2025, respectively.

5. Pro Forma Net Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2025. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. When assuming 50% Redemption Scenario and Maximum Redemption Scenario, this calculation is adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined net loss per share has been prepared assuming No Redemption Scenario, 50% Redemption Scenario and Maximum Redemption Scenario for the six months ended June 30, 2026 and for the year ended December 31, 2025:

	Six Months Ended June 30, 2026			Year Ended December 31, 2025
(in thousands except share and per share data)	Assuming No Redemption Scenario	Assuming 50% Redemption Scenario	Assuming Maximum Redemption Scenario	Assuming No Redemption Scenario	Assuming 50% Redemption Scenario	Assuming Maximum Redemption Scenario
Pro forma net loss attributable to stockholders
Less: Accretion of Series A preferred stock to redemption value
Pro forma net loss attributable to common stockholders
Pro forma weighted average shares of Class A Common Stock – basic and diluted(1)
Pro forma loss per share(1)
Weighted average shares of Series A Preferred Stock outstanding(2)

____________

(1)      Includes both Class A-1 and Class A-2 Common Stock as of Closing, as both of these classes will share in the profits and losses of the post-combination company. Excludes the Public Warrants, Private Placement Warrants, and New Quantum Space Preferred Investor Warrants for the periods indicated because including them would have an antidilutive effect.

(2)      The Series A Preferred Stock are participating securities. However, the Series A Preferred Stock do not share in losses; as the post-business combination company is in loss position, no loss was allocated to these shares.

The following table includes all potentially dilutive securities that are excluded from pro forma net losses for each period:

Potentially dilutive securities

	Six Months Ended June 30, 2026			Year Ended December 31, 2025
	Assuming No Redemption Scenario	Assuming 50% Redemption Scenario	Assuming Maximum Redemption Scenario	Assuming No Redemption Scenario	Assuming 50% Redemption Scenario	Assuming Maximum Redemption Scenario
Class B Common Stock(1)
Public Warrants
Private Placement Warrants
New Quantum Space Preferred Investor Warrants
Pre Funded Warrants

____________

(1)      Includes Class B-2 Common Stock. Excluded from the calculation of pro forma net losses for each period because Class B-2 Common Stock has no economic rights.

INFORMATION ABOUT INFLECTION POINT

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to Inflection Point prior to the consummation of the Business Combination.

General

Inflection Point Acquisition Corp. VI is a blank check company incorporated as a Cayman Islands exempted company on September 12, 2025. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Inflection Point has neither engaged in any operations nor generated any operating revenues to date.

Initial Public Offering

On October 6, 2025, the Sponsor made a capital contribution of $25,000, or approximately $0.003 per share, to cover certain of the Company’s expenses, for which the Company issued 8,433,333 Founder Shares to the Sponsor (up to 1,100,000 of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option were exercised). As a result of the full exercise of the underwriters’ over-allotment option, such 1,100,000 Founder Shares are no longer subject to forfeiture.

The registration statement for the IPO was declared effective on March 26, 2026. On March 30, 2026, Inflection Point consummated the IPO of 25,300,000 units at $10.00 per unit, generating gross proceeds of $253,000,000. Each Unit consists of one Inflection Point Class A Share and one-third of one Inflection Point Warrant, with each Inflection Point Warrant entitling the holder thereof to purchase one Inflection Point Class A Share at a price of $11.50 per share.

Simultaneously with the sale of the 25,300,000 Inflection Point Units in our IPO, Inflection Point completed the private sale of an aggregate of 7,400,000 Private Placement Warrants to the Sponsor and Cantor at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds of $7,400,000.

Following the closing of the IPO on [•], an amount of $253,000,000 ($10.00 per unit) from the net proceeds of the sale of the Inflection Point Units, and a portion of the net proceeds from the sale of the Private Placement Warrants, was placed in the Trust Account, located in the United States, with Continental acting as trustee. Except with respect to interest earned on the funds held in the Trust Account that may be released to Inflection Point to fund its working capital requirements, subject to an annual limit of $500,000 (plus the rollover of unused amounts from prior years) and to pay its taxes (any withdrawals to pay for our taxes (which shall exclude any 1% U.S. federal excise tax on stock repurchases under the Inflation Reduction Act of 2022 that is imposed on us, if any) shall not be subject to the $500,000 annual limitation described in the foregoing), the proceeds from the IPO and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of (i) the completion of an initial business combination, (ii) the redemption of the Inflection Point’s Public Shares if Inflection Point is unable to complete the initial business combination within the completion window, subject to applicable law, or (iii) the redemption of the Public Shares properly submitted in connection with a shareholder vote to amend the Inflection Point Organizational Documents to (A) modify the substance or timing of Inflection Point’s obligation to allow redemption in connection with the initial business combination or to redeem 100% of the Public Shares if Inflection Point has not consummated an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. The proceeds deposited in the Trust Account could become subject to the claims of Inflection Point’s creditors, if any, which could have priority over the claims of the Public Shareholders.

Inflection Point’s prospectus for its IPO and the Inflection Point Organizational Documents provide that it has until March 30, 2028 to complete an initial business combination.

The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of the Record Date, there was approximately $[•] in investments and cash held in the Trust Account.

Fair Market Value of Quantum Space’s Business

Inflection Point’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the business combination. Inflection Point will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. The Inflection Point Board determined that this test was met in connection with the Business Combination.

Shareholder Approval of Business Combination

Under the Inflection Point Organizational Documents, if Inflection Point seeks shareholder approval in connection with any proposed business combination, as it is doing in connection with the Business Combination, it may only complete such proposed business combination, including the Business Combination, if it receives an ordinary resolution, being the affirmative vote of a simple majority of the holders of the Inflection Point Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy and entitled to vote at a general meeting, vote at such general meeting.

Voting Restrictions in Connection with Shareholder Meeting

Inflection Point’s Sponsor, directors and executive officers have entered into Letter Agreements to vote their Inflection Point Ordinary Shares in favor of the Business Combination Proposal and Inflection Point also expects them to vote their shares in favor of all other proposals being presented at the extraordinary general meeting. Further, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Support Agreement with Inflection Point and Quantum Space, pursuant to which the Sponsor agreed to vote its shares in favor of the Transaction Proposals being presented at the extraordinary general meeting.

As of the Record Date, the Sponsor owned approximately 25.0% of the total outstanding Inflection Point Ordinary Shares.

Permitted Purchases of Securities

If Inflection Point seeks shareholder approval of our initial business combination and does not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, the Sponsor, Inflection Point’s or Quantum Space’s directors, officers, advisors and their affiliates may purchase Public Shares or Inflection Point Warrants in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination, although they are under no obligation or duty to do so. Such a purchase may include a contractual acknowledgment that such shareholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Inflection Point’s or Quantum Space’s directors, officers, advisors and their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. It is intended that, if Rule 10b-18 would apply to purchases by the Sponsor, Inflection Point’s or Quantum Space’s directors, officers, advisors and their affiliates, then such purchases will comply with Rule 10b-18 under the Exchange Act, to the extent it applies, which provides a safe harbor for purchases made under certain conditions, including with respect to timing, pricing and volume of purchases.

Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, Inflection Point’s or Quantum Space’s directors, officers, advisors and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of our initial business combination or not redeem their Public Shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares, or Inflection Point Warrants in such transactions.

The purpose of any such transactions could be to (i) increase the likelihood of obtaining the required shareholder approval of the Business Combination, (ii) reduce the number of Inflection Point Warrants outstanding, or (iii) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our securities may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor, Inflection Point’s or Quantum Space’s directors, officers, advisors and their affiliates anticipate that they may identify the shareholders with whom the Sponsor, Inflection Point’s or Quantum Space’s directors, officers, advisors and their affiliates may pursue privately negotiated transactions by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Public Shares) following our mailing of proxy materials in connection with our initial business combination. To the extent that the Sponsor, Inflection Point’s or Quantum Space’s directors, officers, advisors and their affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination but only if such shares have not already been voted at the general meeting related to our initial business combination. The Sponsor, Inflection Point’s or Quantum Space’s directors, officers, advisors and their affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

The Sponsor, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Sponsor, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares or warrants, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•        this proxy statement/prospectus discloses the possibility that the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates may purchase Public Shares or warrants from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•        if the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•        this proxy statement/prospectus includes a representation that any of our securities purchased by the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates will not be voted in favor of approving the Business Combination;

•        the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates will not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•        we will disclose in a Form 8-K, before the extraordinary general meeting, the following material items:

•        the amount of securities purchased outside of the redemption offer by the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates, along with the purchase price;

•        the purpose of the purchases by the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates;

•        the impact, if any, of the purchases by the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates on the likelihood that the Business Combination will be approved;

•        the identities of the security holders who sold to the Sponsor, Inflection Point Fund, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the Sponsor, Inflection Point’s or Quantum Space’s directors, managers, officers, advisors and their affiliates; and

•        the number of Public Shares for which Inflection Point has received redemption requests pursuant to its redemption offer.

Redemption If No Business Combination

Inflection Point has until March 30, 2028 (or if such date is further extended at a duly called general meeting, such later date) to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its shareholders may approve in accordance with the Inflection Point Organizational Documents), Inflection Point will as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the warrants may be worthless.

The Sponsor and Inflection Point’s officers and directors have entered into a Letter Agreement with Inflection Point, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Inflection Point fails to complete its initial business combination by March 30, 2028 (or such later date approved at a duly called general meeting). However, if the Sponsor or management team acquired, or in the future acquires, Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if Inflection Point fails to complete its initial business combination by March 30, 2028 (or such later date approved at a duly called general meeting).

The Sponsor, officers and directors have agreed, pursuant to written agreements with Inflection Point, that they will not propose any amendment to the Inflection Point Organizational Documents (i) to modify the substance or timing of Inflection Point’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its Public Shares if Inflection Point does not complete its initial business combination within the completion window or (ii) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless Inflection Point provides its Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and less taxes payable, divided by the number of then outstanding Public Shares.

Inflection Point expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from proceeds held outside the Trust Account, although Inflection Point cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay income taxes on interest income earned on the Trust Account balance, Inflection Point may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

Without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by Public Shareholders upon Inflection Point’s dissolution would be approximately $[•] as of the Record Date. The proceeds deposited in the Trust Account could, however, become subject to the claims of Inflection Point’s creditors who would have higher priority than the claims of Public Shareholders. Inflection Point cannot assure you that the actual per-share redemption amount received by Public Shareholders will not be substantially less than $[•]. While Inflection Point intends to pay such amounts, if any, Inflection Point cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although Inflection Point seeks, and will continue to seek, to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with Inflection Point waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Inflection Point’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Inflection Point management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of Inflection Point under the circumstances. Examples of possible instances where Inflection Point may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. The underwriters of the IPO have not, and will not, execute agreements with Inflection Point waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Inflection Point and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Inflection Point if and to the extent any claims by a third party for services rendered or products sold to Inflection Point, or a prospective target business with which Inflection Point has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes paid or payable, and up to $100,000 of interest to pay liquidation expenses, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. However, Inflection Point has not asked the Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Inflection Point believes that the Sponsor’s only assets are securities of Inflection Point. Therefore, Inflection Point cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Inflection Point’s initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, Inflection Point may not be able to complete its initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of Inflection Point’s officers or directors will indemnify Inflection Point for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Inflection Point’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Inflection Point currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce the Sponsor’s indemnification obligations to Inflection Point, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, Inflection Point cannot assure you that due to claims of creditors the actual value of the per-share Redemption Price will not be less than $10.00 per Public Share.

Inflection Point seeks, and will seek, to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.

We have access to working capital with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors. In the event that the offering expenses are less than our estimate of $750,000, the amount of funds available outside the Trust Account would increase by a corresponding amount.

If Inflection Point files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against Inflection Point that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of Inflection Point’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, Inflection Point cannot assure you it will be able to return $10.00 per Public Share to its Public Shareholders. Additionally, if Inflection Point files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against Inflection Point that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by Inflection Point’s shareholders. Furthermore, the Inflection Point Board may be viewed as having breached its fiduciary duty to its creditors and/or may have acted in bad faith, and thereby exposing itself and Inflection Point to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Inflection Point cannot assure you that claims will not be brought against it for these reasons.

Inflection Point’s Public Shareholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of our Public Shares if we do not complete our initial business combination within the completion window, (ii) in connection with a shareholder vote to amend our Inflection Point Organizational Documents (A) to modify the substance or timing of our obligation to allow Redemptions in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, or (iii) if they redeem their respective shares for cash upon the completion of our initial business combination, subject to applicable law and any limitations (including but not limited to cash requirements) created by the terms of the proposed Business Combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the Business Combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above. These provisions of the Inflection Point Organizational Documents, like all provisions of the Inflection Point Organizational Documents, may be amended with a shareholder vote.

Properties

Inflection Point’s executive offices are located at 1680 Michigan Avenue, Suite 700 #1031, Miami Beach, Florida 33139, and our telephone number is (212) 295-5830. We consider our current office space adequate for our current operations.

Employees

Inflection Point currently has two officers: Kevin Shannon and Adam Saks. These individuals are not obligated to devote any specific number of hours to Inflection Point’s matters but they devote as much of their time as they deem necessary to Inflection Point’s affairs until it has completed its initial business combination. The amount of time they devote in any time period will vary based on whether a target business has been selected for Inflection Point’s initial business combination and the stage of the Business Combination process it is in. Inflection Point does not intend to have any full time employees prior to the completion of its initial business combination.

Directors and Executive Officers

Inflection Point’s directors and executive officers are as follows:

Name	Age	Position
Michael Blitzer	49	Chairman
Kevin Shannon	30	Chief Executive Officer
Adam Saks	38	Chief Financial Officer
William Denkin	59	Director
Christopher Kellen	42	Director
Steven Tannenbaum	65	Director
Carolyn Trabuco	56	Director

Michael Blitzer has been our Chairman since December 2025 and a director since September 2025. Mr. Blitzer has served as the Chairman and CEO of IPCX (Nasdaq: IPCX), a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with Air Water Ventures Holdings Limited on August 25, 2025. Since September 2025, Mr. Blitzer has served as the Chairman and Chief Executive Officer of IPEX (Nasdaq: IPEX), a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with GOWell Technology Limited on October 14, 2025. Since June 2026, Mr. Blitzer has served as Chairman of IPXG, a special purpose acquisition company which announced the signing of a business combination agreement with Elroy Air on June 26, 2026. Mr. Blitzer previously served as co-CEO and director of Inflection Point Acquisition Corp., a special purpose acquisition company, from February 2021 until the completion of its business combination with Intuitive Machines, LLC in February 2023. Mr. Blitzer also served as the Chairman and CEO of IPXX from March 2023 until the closing of its business combination with USARE in March 2025, and as the President and CEO and director of IPDX from July 2025 until the completion of its initial business combination with Merlin Labs, Inc. in March 2026. He currently sits on the board of directors and audit committee of Intuitive Machines, Inc. (Nasdaq: LUNR) where he chairs the compensation committee and is a member of the audit committee, is the Executive Chairman of USA Rare Earth, Inc. (Nasdaq: USAR), and serves on the board of directors of Merlin, Inc. (Nasdaq: MRLN) as lead independent director and chair of the nominating and corporate governance committee. Mr. Blitzer was the founder and co-CEO of Kingstown Capital Management, which he founded in 2006 and grew to a multi-billion asset manager with some of the world’s largest endowments and foundations until 2021. Mr. Blitzer began his Wall Street career at J.P. Morgan Securities in 1999 advising companies globally in private debt and equity capital raises followed by work at the investment fund Gotham Asset Management, which was founded by the author and investor Joel Greenblatt. Mr. Blitzer taught courses in Investing at Columbia Business School for five years in the 2010s. He holds an M.B.A. from Columbia Business School and a B.S. from Cornell University. We believe Mr. Blitzer is qualified to serve on our board of directors due to his extensive investment, financial, managerial and oversight experience as an investor and board member.

Kevin Shannon has been our CEO since December 2025. Mr. Shannon has served as COO of IPCX, a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with Air Water Ventures Holdings Limited on August 25, 2025, and since September 2025, as the COO of IPEX, a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with GOWell Technology Limited on October 14, 2025. Since June 2026, Mr. Shannon has served as CEO of IPXG, a special purpose acquisition company which announced the signing of a business combination agreement with Elroy Air on June 26, 2026. He previously served as Chief of Staff of IPXX from March 2023 until the completion of its initial business combination with USA Rare Earth, Inc. in March 2025, as Chief of Staff of IPAX from March 2021 until the completion of its initial business combination with Intuitive Machines, Inc. in February 2023, and as the COO of IPDX from July 2025 until the completion of its initial business combination with Merlin Labs, Inc. in March 2026. Mr. Shannon is a founder and partner of Inflection Point Asset Management, which he co-founded with Michael Blitzer in 2024. Inflection Point Asset Management invests in concentrated SPAC sponsor and PIPE positions, primarily focused on backing the Inflection Point franchise of SPACs. Mr. Shannon also currently serves as Capital Markets Advisor for Intuitive Machines, Inc and as Special Advisor to USA Rare Earth, Inc. Prior to Inflection Point Asset Management, Mr. Shannon was a Principal at The Venture Collective from April of 2023 to March of 2024 helping to source and diligence later stage investments for the venture capital firm. Before that, Mr. Shannon was a

Senior Analyst at Kingstown Capital from March of 2021 to March of 2023. Mr. Shannon began his career in Equity Capital Markets at Bank of America, spending time working across the Technology, Industrials, Equity-Linked, and SPAC teams within ECM. Mr. Shannon holds a B.A. from Colgate University.

Adam Saks has been our CFO since February 2026. He has served as CFO of Inflection Point Asset Management since January 2026 and as Principal of A. Saks Advisory since April 2025. Mr. Saks previously served as CFO of Aksia from July 2022 to March 2025. Mr. Saks served as Executive Director, Corporate Finance — Head of FP&A at Perella Weinberg Partners from March 2019 to June 2022 and as Vice President, FP&A at Fortress Investment Group from September 2011 to March 2019. Mr. Saks holds a B.B.A. in Finance, Investment & Banking from the University of Wisconsin — Madison.

William Denkin has served on our board of directors since March 2026. Since April 2019, Mr. Denkin has been retired and managing his personal investments. Mr. Denkin currently serves on the board of directors of IPCX and IPEX. Mr. Denkin served as Managing Director at Cowen and Company from April 2016 to April 2019. Prior to that, he served as Managing Director at CRT Capital Group (f/k/a Credit Research Trading) from June 1994 to April 2016. Mr. Denkin began his career as a trader at Shearson Lehman in 1989, where worked until 1991. He holds an M.B.A. from Columbia Business School and a B.S. in Economics from Colgate University. We believe Mr. Denkin is qualified to serve on our board of directors due to his extensive investment, trading and financial services experience.

Christopher Kellen has served on our board of directors since March 2026. Mr. Kellen currently serves on the board of directors of Bleichroeder Acquisition Corp. III (Nasdaq:BCCQ). Mr. Kellen currently serves as a Vice President of First Eagle Administrative Services, a position held since 2019. In this role, he supports investment management activities within a registered investment advisory structure serving ultra-high-net-worth individuals, families, and foundations. His responsibilities include conducting due diligence on funds, managers, alternative investments, and private placements, as well as assisting with asset allocation and performance oversight across diversified multi-asset portfolios.

Mr. Kellen also serves as a Director of the Anna-Maria and Stephen Kellen Foundation and the Denise and Michael Kellen Foundation, where he provides fiduciary oversight of foundation investments and grantmaking activities. In that capacity, he reviews financial statements and governance practices of prospective grantees, and monitors investment performance to support long-term sustainability and mission alignment.

Prior to joining First Eagle, Mr. Kellen spent eight years in the startup space as an entrepreneur and angel investor. He co-founded Primary Flora, a consumer health products company, founded Rovinga.com, an online travel venture, and was the UX/Product Manager of FSASTORE.com, a startup ecommerce company in the healthcare space. He began his career as a Research Analyst at Pitario Capital Management, a consumer equities focused hedge fund, where he conducted financial analysis and valuation modeling across multiple sectors.

Mr. Kellen holds a B.S.F.S. from Georgetown University, and an M.B.A. from Columbia Business School, where he sits on the Advisory Board of the Tamer Institute for Social Enterprise and Climate Change. We believe Mr. Kellen is qualified to serve on our board of directors due to his extensive investment and financial markets experience.

Steven Tannenbaum has served on our board of directors since March 2026. Mr. Tannenbaum currently serves on the board of directors of IPEX. Mr. Tannenbaum serves as the President of Greenwood Investments, Inc., the general partner of several investment partnerships focusing on investments in public and private equities and development of commercial real estate since 1995. Mr. Tannenbaum began his career as an energy futures contract trader and member of the New York Mercantile Exchange in 1984. Subsequently from 1987 to 1993, he managed physical oil and oil futures trading activities for Astroline Corporation and Tricon, USA. Mr. Tannenbaum received a Bachelor of Science degree in Business Administration from the School of Management at Boston University in 1981. We believe Mr. Tannenbaum is qualified to serve on our board of directors due to his extensive investment and managerial experience.

Carolyn Trabuco has served on our board of directors since March 2026. Ms. Trabuco is a business and finance professional in the fields of global equity research, strategic advisory, commodities and governance. She has over 25 years of global growth investing and fund management experience. Since 2017, Ms. Trabuco has been serving as Founder and CEO of Thistledown Advisory Group, LLC, a USA-based strategic advisory and consulting firm. She also serves as a member of the board of directors of IPEX since January 2026, USAR, on which she has served since it went public in March 2025, and Athena Technology Acquisition Corp. II (Nasdaq: ATEK) since November 2024. Prior to this, Ms. Trabuco previously served as an independent board member of Shimmick

Corporation (Nasdaq: SHIM) from November 2023 to June 2025, as an independent director at Azul Brazilian Airlines (NYSE: AZUL), a commercial passenger airline she co-founded, from 2007 until April 2025, where she served as Compensation Committee Chair and member of the ESG Committee, as the lead independent director and audit committee member of Critical Metals Corp. (Nasdaq: CRML) from November 2022 to December 2024, and as a director at Sizzle Acquisition Corp. (Nasdaq: SZZL) from 2022 to 2023. From 2009 to 2014, Ms. Trabuco was a portfolio manager and senior advisor at Astenbeck Capital Markets/Phibro Energy Trading LLC, with responsibility for investing in global resources and energy equities. Prior to that, Ms. Trabuco was a portfolio manager and senior equity research analyst at Pequot Capital Management where she established the firm’s investment presence in global metals, mining and steel and in Brazil. Ms. Trabuco began her investment career in Equity Research at Fidelity Investments and later at the Wall Street firms Lehman Brothers, Montgomery Securities and First Union Capital Markets. She is also an adjunct professor of finance at Sacred Heart University. Ms. Trabuco graduated from Georgetown University with a B.A. in Art History and an M.P.A. from Sacred Heart University in Public Administration. She holds certificates in Corporate Sustainability from Yale School of Management and in Compensation Committees from Harvard Business School. We believe Ms. Trabuco is qualified to serve as a director due to her extensive financial markets and investor background and public company board experience.

Executive and Director Compensation

None of Inflection Point’s executive officers or directors have received any cash compensation for services rendered to Inflection Point. We are not prohibited from paying any fees (including advisory fees), reimbursements or cash payments to the Sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, including the following payments, all of which, if made prior to the completion of our initial business combination, will be paid from working capital:

•        Permitted withdrawals of up to $500,000 from interest earned on the Trust Account for working capital purposes per year (plus the rollover of unused amounts from prior years);

•        Payment of an aggregate of approximately $41,667.00 per month to Inflection Point Asset Management LLC, an affiliate of the sponsor and executive officers, for the services of certain employees of Inflection Point Asset Management LLC and for office space and administrative services provided to members of Inflection Point’s management team;

•        Payment of consulting, success or finder fees to the Sponsor, co-founders or a member of our management team, or their respective affiliates in connection with the consummation of our initial business combination;

•        We may engage the Sponsor or an affiliate of the Sponsor as an advisor or otherwise in connection with our initial business combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions;

•        Reimbursement for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination. As of [•], 2026, there are no reimbursable out-of-pocket expenses outstanding; and

•        Repayment of loans which may be made by the Sponsor or an affiliate of the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans may be convertible into private placement warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

After the completion of Inflection Point’s initial business combination, directors or members of Inflection Point’s management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed initial business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation.

Any compensation to be paid to Inflection Point’s executive officers will be determined, or recommended to the Inflection Point Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the Inflection Point Board. We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of the Business Combination, or another initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after the Business Combination, or another initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of the Business Combination, or another initial business combination, will be a determining factor in our decision to proceed with the Business Combination, or another initial business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Set forth below is a summary of the amount of compensation and securities received, to be received or that may be received by the Sponsor, its affiliates and Inflection Point’s directors, officers and their affiliates in connection with the Business Combination and related transactions. All of Inflection Point’s officers and directors, in addition to certain third-party investors, are members of the Sponsor and therefore have an indirect interest in the amount of compensation received by and securities issued to the Sponsor, and in the consideration paid or to be paid by the Sponsor, in connection with the Business Combination or any related financing transaction.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Sponsor	8,433,333 shares of New Quantum Space Class A-1 Common Stock upon conversion of 8,433,333 Inflection Point Class A Shares.	$25,000.
	5,000,000 New Quantum Space Warrants upon the conversion of the 5,000,000 Private Placement Warrants.	$5,000,000.
Inflection Point Fund

Number of New Quantum Space Series A Preferred Stock equal to the quotient of (i) the aggregate Series B preference amount of Inflection Point Fund’s Pre-Funded Preferred Units, divided by (ii) $12.00 (approximately [•] shares of Series A Preferred Stock taking into account accrued payment-in-kind dividends through [•], 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued payment-in-kind dividends after such date). Inflection Point Fund may elect to contribute its Pre-Funded Warrants to New Quantum Space in exchange for New Quantum Space Preferred Investor Warrants.

		Exchange of Pre-Funded Preferred Units and Pre-Funded Warrants, which Pre-Funded Preferred Units and Pre-Funded Warrants were acquired for an aggregate purchase price of $32.5 million.
	4,815,833, or approximately 57.1%, of the Founder Shares and 4,300,000, or 86%, of the Private Placement Warrants held by the Sponsor.	$4,300,000 for the Private Placement Warrants.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Sponsor, Officers and Directors	Consulting, success or finder fees in connection with the consummation of our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.
	Salary or fee in an amount that constitutes a market standard for comparable transactions in connection with our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.

Number and Terms of Office of Officers and Directors

Committees of the Board of Directors

The Inflection Board has established two standing committees: an audit committee and a compensation committee. Subject to phase-in rules, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Each committee operates under a charter approved by our board and has the composition and responsibilities described below.

Audit Committee

William Denkin, Christopher Kellen, Steven Tannenbaum and Carolyn Trabuco serve as the members of our audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee, all of whom must be independent. William Denkin, Christopher Kellen, Steven Tannenbaum and Carolyn Trabuco are each independent.

William Denkin serves as the chairman of the audit committee. Each member of the audit committee is financially literate and the Inflection Point Board has determined that Carolyn Trabuco qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        assisting board oversight of (i) the integrity of Inflection Point’s financial statements, (ii) compliance with legal and regulatory requirements, (iii) Inflection Point’s independent registered public accounting firm’s qualifications and independence, and (iv) the performance of Inflection Point’s internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by Inflection Point;

•        pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by Inflection Point, and establishing pre-approval policies and procedures; reviewing and discussing with the independent registered public accounting firm all relationships the independent registered public accounting firm have with Inflection Point in order to evaluate their continued independence;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        meeting to review and discuss Inflection Point’s annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Inflection Point’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

Carolyn Trabuco and William Denkin serve as members of our compensation committee. Carolyn Trabuco serves as chair of the compensation committee. Under the Nasdaq listing standards and applicable SEC rules, Inflection Point is required to have a compensation committee of at least two members, all of whom must be independent. Carolyn Trabuco and William Denkin are each independent. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to Inflection Point’s chief executive officer’s compensation, evaluating the chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of Inflection Point’s chief executive officer based on such evaluation;

•        reviewing and making recommendations to the Inflection Point Board with respect to the compensation, and any incentive compensation and equity-based plans that are subject to board approval of all of Inflection Point’s other officers;

•        reviewing executive compensation policies and plans;

•        implementing and administering incentive compensation equity-based remuneration plans;

•        assisting management in complying with Inflection Point’s proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for executive officers and employees;

•        producing a report on executive compensation to be included in Inflection Point’s annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

Inflection Point does not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the Inflection Point Board. The Inflection Point Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are William Denkin, Christopher Kellen, Steven Tannenbaum and Carolyn Trabuco. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The Inflection Board will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for appointment at the next annual general meeting (or, if applicable, an extraordinary general meeting). Our shareholders that wish to nominate a director for appointment to our board of directors should follow the procedures set forth in our Inflection Point Organizational Documents.

Director Independence

Nasdaq rules require that a majority of the Inflection Point Board be independent within one year of our IPO. An “independent director” is defined generally as a person who, in the opinion of the Inflection Point Board, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Inflection Point has four “independent directors” as defined in Nasdaq rules and applicable SEC rules. The Inflection Point Board determined that William Denkin, Christopher Kellen, Steven Tannenbaum and Carolyn Trabuco are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. Inflection Point’s independent directors will have regularly scheduled meetings at which only independent directors are present.

Code of Ethics

Inflection Point has adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics as an exhibit to this proxy statement/prospectus. You will be able to review this document by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics and the charters of the committees of our board of directors will be provided without charge upon request from us. If we make any amendments to our Code of Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, we will disclose the nature of such amendment or waiver in a Current Report on Form 8-K filed with the SEC or on our website, and keep such information on the website for at least 12 months. The information included on our website is not incorporated by reference into this proxy statement/prospectus or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)     duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)    duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)   directors should not improperly fetter the exercise of future discretion;

(iv)   duty to exercise powers fairly as between different sections of shareholders;

(v)    duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)   duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position at the expense of the company. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Inflection Point Organizational Documents or alternatively by shareholder approval at general meetings. Each of our officers and directors presently have, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity, subject to their fiduciary duties under Cayman Islands law. The Inflection Point Organizational Documents provide that, to the fullest extent permitted by law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. As a result, the fiduciary duties or contractual obligations of our officers or directors could materially affect our ability to complete the Business Combination, or another initial business combination. Below is a table summarizing the entities to which our officers and directors currently have fiduciary duties or contractual obligations:

Individual	Entity	Entity’s Business	Affiliation
Michael Blitzer	Kingstown Capital Management, L.P.	Asset management	Founder and Co-Chief Investment Officer
	Kingstown Capital Partners, LLC	Asset management	Managing Member
	Kingstown Management GP LLC	Asset management	Managing Member
	Kingstown Partners Master Ltd, Kingstown Partners II, L.P., Kingstown 1740 Fund, LP and Kingfishers L.P.	Investment Funds	Funds managed by Kingstown Capital Management, LP and Kingstown Management GP LLC
	Inflection Point Asset Management LLC	Asset management	Director and Chief Investment Officer
	Inflection Point GP I LLC	Asset management	Manager and Member
	Inflection Point Fund I LP	Investment Fund	Fund managed by Inflection Point Asset Management LLC and Inflection Point GP I LLC
	Intuitive Machines, Inc.	Space exploration, infrastructure and services	Director
	USA Rare Earth, Inc.	Mining and manufacturing	Chairman
	Inflection Point Acquisition Corp III	Special purpose acquisition company	Chairman and Chief Executive Officer
	Merlin, Inc.	Aviation	Director
	Inflection Point Acquisition Corp. V	Special purpose acquisition company	Chairman and Chief Executive Officer
	Columbus Circle Capital Corp II	Special purpose acquisition company	Chairman
Kevin Shannon	USA Rare Earth, Inc.	Mining and manufacturing	Special Advisor
	Inflection Point Asset Management LLC	Asset management	Director and Portfolio Manager
	Inflection Point Fund I LP	Investment Fund	Fund managed by Inflection Point Asset Management LLC

Individual	Entity	Entity’s Business	Affiliation
	Inflection Point Acquisition Corp III	Special purpose acquisition company	Chief Operating Officer
	Inflection Point Acquisition Corp. V	Special purpose acquisition company	Chief Operating Officer
	Columbus Circle Capital Corp II	Special purpose acquisition company	Chief Executive Officer
Adam Saks	Inflection Point Asset Management LLC	Asset management	Chief Financial Officer
	A. Saks Advisory LLC	Financial advisory	Principal
William Denkin	Inflection Point Acquisition Corp III	Special purpose acquisition company	Director
	Inflection Point Acquisition Corp. V	Special purpose acquisition company	Director
Christopher Kellen	First Eagle Administrative Services	Investment firm	Vice President
	Anna-Maria and Stephen Kellen Foundation	Charitable organization	Director
	Denise and Michael Kellen Foundation	Charitable organization	Director and Treasurer
	Bleichroeder Acquisition Corp. III	Special purpose acquisition company	Director
Steven Tannenbaum	Greenwood Investments, Inc.	Investment firm	President
	Phoenix Footwear Group, Inc.	Retail	Director
	Inflection Point Acquisition Corp. V	Special purpose acquisition company	Director
Carolyn Trabuco	Thistledown Advisory Group, LLC	Consulting	Founder and Chief Executive Officer
	Inflection Point Acquisition Corp. V	Special purpose acquisition company	Director
	USA Rare Earth, Inc.	Manufacturing	Director
	Athena Technology Acquisition Corp. II	Special purpose acquisition company	Director
	Merlin, Inc.	Aviation	Director

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Inflection Point or any members of its management team in their capacity as such, and Inflection Point and the members of its management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

Inflection Point has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Inflection Point’s annual reports contain consolidated financial statements audited and reported on by Inflection Point’s independent registered public accounting firm.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF INFLECTION POINT

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to Inflection Point prior to the consummation of the Business Combination.

The following discussion and analysis of Inflection Point’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting Inflection Point’s current expectations, estimates and assumptions concerning events and financial trends that may affect its future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus/proxy statement.

Overview

Inflection Point is a special purpose acquisition company incorporated in the Cayman Islands on September 12, 2025 formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. Inflection Point intends to effectuate its initial business combination using cash derived from the proceeds of its IPO and the sale of the Private Placement Warrants, its shares, debt or a combination of cash, shares and debt.

Inflection Point expects to continue to incur significant costs in the pursuit of its acquisition plans. Inflection Point cannot assure you that its plans to complete the Business Combination or another initial business combination will be successful.

Upon the closing of the IPO, $253,000,000 was placed in the Trust Account. Except with respect to interest earned on the funds held in the Trust Account that may be released to Inflection Point to pay its taxes, if any, the funds held in the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of an initial business combination, (ii) the redemption of Inflection Point’s Public Shares if Inflection Point is unable to complete an initial business combination by March 30, 2028 (or if such date is further extended at a duly called general meeting, such later date), subject to applicable law, or (iii) the redemption of the Public Shares properly submitted in connection with a shareholder vote to amend the Inflection Point Organizational Documents to (A) modify the substance or timing of Inflection Point’s obligation to allow redemption in connection with the initial business combination or to redeem 100% of its Public Shares if Inflection Point has not consummated an initial business combination by March 30, 2028 (or if such date is further extended at a duly called general meeting, such later date) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. The proceeds deposited in the Trust Account could become subject to the claims of its creditors, if any, which could have priority over the claims of Inflection Point’s Public Shareholders.

Inflection Point’s management has broad discretion with respect to the specific application of the net proceeds of the IPO although substantially all of the net proceeds are intended to be generally applied toward consummating an initial business combination. Inflection Point’s initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the value of the Trust Account (excluding the amount of any deferred underwriting discount held in trust and taxes payable on the income earned on the Trust Account). However, Inflection Point will only complete an initial business combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

Inflection Point has until March 30, 2028 (or if such date is further extended at a duly called general meeting, such later date) to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its shareholders may approve in accordance with the Inflection Point Organizational Documents), Inflection Point will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares for a pro rata portion of the funds held in the trust account, subject to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the Inflection Point Warrants may be worthless.

Liquidity and Capital Resources

Until the consummation of the IPO, Inflection Point’s only source of liquidity was an initial purchase of Inflection Point Class B Shares by the Sponsor and loans from an affiliate of the Sponsor, IPF. On March 30, 2026, Inflection Point consummated the IPO of 25,300,000 Inflection Point Units, at $10.00 per unit, generating gross proceeds of $253,000,000. Simultaneously with the closing of the IPO, Inflection Point completed the sale of 7,400,000 Private Placement Warrants at a price of $1.00 per warrant in a private placement to the Sponsor and Cantor, generating gross proceeds of $7,400,000.

Following the IPO, the full exercise of the over-allotment option, and the sale of the Private Placement Warrants, a total of $253,000,000 was placed in the Trust Account. Inflection Point incurred transaction costs of $17,277,094, consisting of $4,400,000 of cash underwriting fee, $12,045,000 of deferred underwriting fee and $832,094 of other offering costs.

For the three months ended March 31, 2026, net cash used in operating activities was $84,618. Net loss of $1,439,518 was impacted by the compensation expense of $1,338,475, payment of formation and operating costs through promissory note of $25,889, interest earned on marketable securities held in Trust Account of $24,708 and the changes in operating assets and liabilities provided $15,244 of cash from operating activities.

For the period from September 12, 2025 (inception) through December 31, 2025, cash used in operating activities was $0.

As of March 31, 2026, Inflection Point had marketable securities held in the Trust Account of $253,024,708 and accrued interest of $24,708 which is included in [other income — dividend income] on our condensed consolidated balance sheets. Inflection Point intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less Permitted Withdrawals), to complete the Business Combination or another initial business combination. Inflection Point may withdraw interest or dividends earned on the funds held in the Trust Account as Permitted Withdrawals. To the extent that Inflection Point’s share capital or debt is used, in whole or in part, as consideration to complete an initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue growth strategies.

As of December 31, 2025, Inflection Point had no marketable securities held in the Trust Account and no accrued interest.

As of March 31, 2026 and December 31, 2025, Inflection Point had cash of $2,167,856 and $0. Inflection Point intends to use the funds held outside the Trust Account plus Permitted Withdrawals primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete the Business Combination or another initial business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination or another initial business combination, the Sponsor, or certain of Inflection Point’s officers and directors or their affiliates may, but are not obligated to, loan Inflection Point funds as may be required. If Inflection Point completes Business Combination or another initial business combination, it would repay such loaned amounts. In the event that the Business Combination or another initial business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into additional Private Placement Warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants.

Inflection Point does not believe it will need to raise additional funds in order to meet the expenditures required for operating its business that are payable prior to the Closing or another initial business combination. However, if its estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, Inflection Point may have insufficient funds available to operate its business prior to the closing of the Business Combination or another initial business combination. Moreover,

Inflection Point may need to obtain additional financing either to complete a business combination or because it becomes obligated to redeem a significant number of Public Shares upon consummation of a business combination, in which case it may issue additional securities or incur debt in connection with such business combination.

Results of Operations

Inflection Point has neither engaged in any operations nor generated any revenues to date. Its only activities from September 12, 2025 (inception) through March 31, 2026 were organizational activities, those necessary to prepare for the IPO, described below, identifying a target company for a business combination and negotiating the Business Combination with Quantum Space. Inflection Point does not expect to generate any operating revenues until after the completion of the Business Combination or another initial business combination. Inflection Point generates non-operating income in the form of interest income on marketable securities held in the Trust Account. Inflection Point incurs expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended March 31, 2026, we had a net loss of $1,439,518, which consisted of compensation expense of $1,338,475, formation and operating costs of $125,751, and offset by interest earned on investments held in Trust Account of $24,708.

For the period from September 12, 2025 (inception) through December 31, 2025, Inflection Point had a net loss of $66,060, which consisted of formation and operating costs of $66,060.

Contractual Obligations

Inflection Point does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than agreements to pay an aggregate of approximately $41,667.00 per month to IPAM, an affiliate of the Sponsor and its executive officers, for the services of certain employees of IPAM and for office space and administrative services provided to members of its management team. Inflection Point began incurring certain of these fees on [March 26, 2026] and will continue to incur these fees monthly until the earlier of the completion of the Business Combination, another initial business combination and its liquidation.

The underwriters of the IPO were entitled to a deferred fee of $0.45 per unit on units other than those sold pursuant to the underwriters’ option to purchase additional units and $0.65 per unit on units sold pursuant to the underwriters’ option to purchase additional units, or $12,045,000 in the aggregate due to the full exercise of the underwriters’ over-allotment option. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that Inflection Point completes the Business Combination or another initial business combination, subject to the terms of the Underwriting Agreement. Solely in connection with the Business Combination, Cantor agreed to reduce the Original Deferred Fee to $4,000,000, plus an additional cash fee equal to 4.0% of the aggregate amount delivered from the Trust Account at the Closing, up to $8,045,000 ($12,045,000 total).

Critical Accounting Estimates and Policies

The preparation of condensed consolidated financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Making estimates requires management to exercise significant judgement. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could materially differ from those estimates. The Company used a third-party valuator to estimate the fair value of the Public Warrants as of the IPO, no other critical accounting estimates were identified by the Company. Inflection Point has identified the following critical accounting policies:

Net Income (Loss) per Share

Inflection Point’s unaudited consolidated statements of operations include a presentation of income (loss) per share for ordinary shares outstanding in a manner similar to the two-class method of income (loss) per share. Net income (loss) per ordinary share, basic and diluted, for redeemable ordinary shares is calculated by dividing the net income

(loss) allocable to redeemable ordinary shares subject to possible redemption, by the weighted average number of redeemable ordinary shares outstanding since original issuance. Net income (loss) per ordinary share, basic and diluted, for non-redeemable ordinary shares is calculated by dividing net income (loss) allocable to non-redeemable ordinary shares, by the weighted average number of non-redeemable ordinary shares outstanding for the periods.

Share-based compensation

Inflection Point records share-based compensation in accordance with FASB ASC Topic 718, “Compensation-Share Compensation” (“ASC 718”), guidance to account for its share-based compensation. It defines a fair value-based method of accounting for an employee share option or similar equity instrument. Inflection Point recognizes all forms of share-based payments at their fair value on the grant date, which are based on the estimated number of awards that are ultimately expected to vest. Share-based payments are valued using a Probability Weighted Expected Return Method (“PWERM Model”). Grants of share-based payment awards issued to non-employees for services rendered have been recorded at the fair value of the share-based payment, which is the more readily determinable value. The grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period. If an award is granted, but vesting does not occur, any previously recognized compensation cost is reversed in the period related to the termination of service. Share-based compensation expenses are included in costs and operating expenses depending on the nature of the services provided in the statements of operations.

Class A Shares Subject to Possible Redemption

Inflection Point accounts for the Public Shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Public Shares subject to possible redemption are classified as a liability instrument and are measured at fair value. The Public Shares subject to possible redemption feature certain redemption rights that are considered to be outside of Inflection Point’s control and subject to occurrence of uncertain future events. Accordingly, the Public Shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of our balance sheets. Inflection Point recognizes changes in redemption value immediately as they occur and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period.

Recent Accounting Standards

In November 2024, the FASB issued Accounting Standards Update (“ASU”) 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. Inflection Point is currently evaluating the impact of adopting ASU 2024-03.

Inflection Point’s management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed consolidated financial statements.

Financings

In connection with the transactions contemplated by the Business Combination Agreement, on June 8, 2026, Quantum Space entered into the Pre-Funded SPAs with Inflection Point Fund and other accredited investors named therein, pursuant to which, among other things, Inflection Point Fund subscribed for and purchased from Quantum Space Pre-Funded Preferred Units and Pre-Funded Warrants, for aggregate consideration of approximately $32.5 million.

In addition, on June 8, 2026, PubCo entered into the Series A SPAs pursuant to which the Closing PIPE Investors agreed, among other things, to purchase, and PubCo agreed, among other things, to issue, Series A Preferred Stock and New Quantum Space Series A Warrants, for aggregate consideration of approximately $240 million at Closing.

Emerging Growth Company Status

Inflection Point is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Inflection Point has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Inflection Point, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is either not an emerging growth company or an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

DESCRIPTION OF NEW QUANTUM SPACE SECURITIES

The following summary of the material terms of New Quantum Space’s securities is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed New Quantum Space Certificate of Incorporation and the Proposed New Quantum Space Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. We urge you to read the Proposed New Quantum Space Certificate of Incorporation and the Proposed New Quantum Space Bylaws in their entirety for a complete description of the rights and preferences of the New Quantum Space Securities following the Closing. Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to New Quantum Space.

Certain provisions of the Proposed Charter, Proposed Bylaws, Certificate of Designation, Warrant Agreement and Form of Warrant to be issued to each Series A Investor summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of New Quantum Space Common Stock.

General

The Proposed Charter will authorize the issuance of [•] shares, consisting of:

•        [•] shares of New Quantum Space Class A-1 Common Stock, par value of $[•] per share;

•        [•] shares of New Quantum Space Class A-2 Common Stock, par value of $[•] per share;

•        [•] shares of New Quantum Space Class B-1 Common Stock, par value of $[•] per share;

•        [•] shares of New Quantum Space Class B-2 Common Stock, par value of $[•] per share; and

•        [•] shares of New Quantum Space Preferred Stock, par value of $[•] per share.

Except as otherwise required by the Proposed Charter, the holders of shares of New Quantum Space Common Stock shall vote together as a single class (or, if any holders of shares of New Quantum Space Preferred Stock are entitled to vote together with the holders of New Quantum Space Common Stock, as a single class with such holders of New Quantum Space Preferred Stock) on all matters submitted to a vote of stockholders of New Quantum Space.

Common Stock

New Quantum Space Common Stock

Voting rights.    Each holder of record of New Quantum Space Class A-1 Common Stock and New Quantum Space Class B-1 Common Stock shall have one vote for each share of New Quantum Space Class A-1 Common Stock and New Quantum Space Class B-1 Common Stock that is outstanding and held by New Quantum Space on all matters on which stockholders are entitled to vote generally. Each holder of record of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock shall have ten votes for each share of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock that is outstanding and held by New Quantum Space on all matters on which stockholders are entitled to vote generally. The holders of shares of New Quantum Space Common Stock do not have cumulative voting rights.

Dividend rights.    Subject to applicable law and the rights, if any, of the holders of any outstanding series of New Quantum Space Preferred Stock or any other class or series of stock, in each case having a preference over or the right to participate with the New Quantum Space Class A-1 Common Stock or New Quantum Space Class A-2 Common Stock with respect to the payment of dividends and other distributions in cash, property or shares of stock of New Quantum Space, dividends and other distributions may be declared and paid ratably on the New Quantum Space Class A-1 Common Stock and New Quantum Space Class A-2 Common Stock out of the assets of New Quantum Space that are legally available for this purpose at such times and in such amounts as the New Quantum Space Board, in its discretion, shall determine; provided that any dividend or distribution payable to the holders of New Quantum Space Class A-1 Common Stock shall be payable in the same amount, on a per share basis, to the holders of New Quantum Space Class A-2 Common Stock. Other than in connection with a dividend declared by the New Quantum Space Board of Directors in connection with a “poison pill” or similar stockholder rights plan, dividends shall not be declared or paid on the New Quantum Space Class B-1 Common Stock or New Quantum Space Class B-2 Common Stock and the holders of shares of New Quantum Space Class B-1 Common Stock or New Quantum Space Class B-2 Common Stock shall have no right to receive dividends in respect of such shares of New Quantum Space Class B-1 Common Stock or New Quantum Space Class B-2 Common Stock.

The payment of future dividends on the shares of New Quantum Space Common Stock will depend on the financial condition of New Quantum Space after the completion of the Business Combination, and subject to the discretion of the New Quantum Space Board. There can be no guarantee that cash dividends will be declared. The ability of New Quantum Space to declare dividends may be limited by the terms and conditions of other financing and other agreements entered into by New Quantum Space or any of its subsidiaries from time to time.

Rights upon liquidation.    In the event of dissolution, liquidation or winding up of New Quantum Space, after payment or provision for payment of the debts and other liabilities of New Quantum Space and subject to the rights, if any, of the holders of any outstanding series of New Quantum Space Preferred Stock or any class or series of stock having a preference over or the right to participate with the New Quantum Space Class A-1 Common Stock or New Quantum Space Class A-2 Common Stock with respect to the distribution of assets of New Quantum Space upon such dissolution, liquidation or winding up of New Quantum Space, the holders of New Quantum Space Class A-1 Common Stock or New Quantum Space Class A-2 Common Stock shall be entitled to receive the remaining assets of New Quantum Space available for distribution to its stockholders ratably in proportion to the number of shares held by them. The shares of New Quantum Space Class B-1 Common Stock and New Quantum Space Class B-2 Common Stock are non-economic interests and the holders thereof shall not be entitled to receive any assets or funds of New Quantum Space upon any liquidation, dissolution or winding up of New Quantum Space, except to the extent (if any) required by applicable law.

Conversion Rights

Conversion of New Quantum Space Class A-2 Common Stock, New Quantum Space Class B-1 Common Stock and New Quantum Space Class B-2 Common Stock

Conversion upon transfer.    A holder of New Quantum Space Class B-1 Common Stock or New Quantum Space Class B-2 Common Stock may surrender shares of New Quantum Space Class B-1 Common Stock or New Quantum Space Class B-2 Common Stock to New Quantum Space for cancellation for no consideration at any time. Following the surrender or other acquisition of any shares of New Quantum Space Class B-1 Common Stock or New Quantum Space Class B-2 Common Stock to or by New Quantum Space, New Quantum Space will take all actions necessary to cancel and retire such shares and such shares shall not be re-issued by New Quantum Space.

A holder of New Quantum Space Class B-1 Common Stock or New Quantum Space Class B-2 Common Stock may transfer or assign shares of New Quantum Space Class B-1 Common Stock or New Quantum Space Class B-2 Common Stock (or any legal or beneficial interest in such shares) (directly or indirectly, including by operation of law) only to a permitted transferee of such holder or to a non-permitted transferee with the approval in advance and in writing by New Quantum Space, and only if such holder also simultaneously transfers, in each case, an equal number of such holder’s Quantum Space Common Units to such permitted transferee or such non-permitted transferee, as applicable, in compliance with the Eighth Amended and Restated Limited Liability Company Agreement of Quantum Space, LLC, as amended (the “LLC Agreement”).

The New Quantum Space Board (including a majority of the directors who are disinterested with respect to the relevant transaction serving on the New Quantum Space Board at such time) may, to the extent permitted by law, from time to time establish, modify, amend or rescind, by bylaw or otherwise, regulations and procedures not inconsistent with the provisions described herein for determining whether any transfer or acquisition of shares of New Quantum Space Class B-1 Common Stock or New Quantum Space Class B-2 Common Stock would violate the restrictions described in the Proposed Charter and for the orderly application, administration and implementation of the provisions of the Proposed Charter.

Voluntary Conversion.    Each one (1) share of New Quantum Space Class A-2 Common Stock shall be convertible into one (1) share of New Quantum Space Class A-1 Common Stock, and each one (1) share of New Quantum Space Class B-2 Common Stock shall be convertible into one (1) share of New Quantum Space Class B-1 Common Stock, at the option of the holder thereof at any time upon written notice to the transfer agent of New Quantum Space. Shares of New Quantum Space Class A-2 Common Stock that are converted into shares of New Quantum Space Class A-1 Common Stock and shares of New Quantum Space Class B-2 Common Stock that are converted into shares of New Quantum Space Class B-1 Common Stock as provided in the Proposed Charter shall be retired and may not be reissued.

Automatic Conversion.    On the earliest to occur of: (i) the date that is seven (7) years from the date of the Proposed Charter and (ii) the first date on which the High-Vote Holders, together with their respective qualified transferees, cease to own, in the aggregate, at least 33.33% of the number of shares of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock issued and held by the High-Vote Holders immediately following the effective time of the Proposed Charter (adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction) (such date, the “Automatic Conversion Date”), each outstanding share of New Quantum Space Class A-2 Common Stock shall automatically, without any further action by New Quantum Space or any stockholder, convert into one (1) fully paid and nonassessable share of New Quantum Space Class A-1 Common Stock, and each outstanding share of New Quantum Space Class B-2 Common Stock shall automatically convert into one (1) fully paid and nonassessable share of New Quantum Space Class B-1 Common Stock. Following such conversion, the reissuance of such shares of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock shall be prohibited, and such shares of New Quantum Space Class A-2 Common Stock and New Quantum Space Class B-2 Common Stock shall be retired and cancelled in accordance with the applicable provisions of the applicable law.

Conversion to New Quantum Space Class A-1 Common Stock.    After the expiration of the Lock-Up Period, holders of certain Quantum Space Common Units will be permitted to exchange such Quantum Space Common Units (along with the cancellation of the paired share of New Quantum Space Class B-1 Common Stock or share of New Quantum Space Class B-2 Common Stock) for shares of New Quantum Space Class A-1 Common Stock on a one-for-one basis pursuant to the LLC Agreement (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications) or, at the election of New Quantum Space (determined by a majority of the directors of New Quantum Space who are disinterested with respect to such determination), cash from a substantially concurrent public offering or private sale in an amount equal to the net amount, on a per share basis, of cash received as a result of such public offering or private sale.

Sponsor Lock-Up Agreement

At the Closing, the Sponsor and New Quantum Space will enter into the Sponsor Lock-Up Agreement, pursuant to which the Sponsor and its permitted assigns will agree, (i) with respect to any Sponsor Lock-Up Founder Shares, prior to the date that is six months after the Closing Date, or (ii) with respect to any Sponsor Lock-Up Warrants, prior to the date that is 30 days after the Closing Date, not to, without the prior written consent of the board of directors of New Quantum Space, (a) sell, pledge, grant any option to purchase or otherwise dispose of, (b) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Securities or (c) take any action in furtherance of any of the matters described in the foregoing clauses (a) or (b). The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, subject to certain conditions, or the exercise of certain stock options or warrants.

Quantum Space Lock-Up Agreement

At the Closing, New Quantum Space and the Lock-Up Holders will enter into the Quantum Space Lock-Up Agreement, pursuant to which the Lock-Up Holders will agree not to, without the prior written consent of the New Quantum Space Board, prior to the date that is six months after the Closing (i) sell, pledge, grant any option to purchase or otherwise dispose of the Lock-Up Securities, (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Securities or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Quantum Space Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, subject to certain conditions, or the exercise of certain stock options or warrants.

New Quantum Space Preferred Stock

Up to [•] shares of New Quantum Space Preferred Stock, all of which will be Series A Preferred Stock, will be issued or outstanding immediately after the completion of the Business Combination. The Proposed Charter will authorize the New Quantum Space Board to establish one or more series of New Quantum Space Preferred Stock. Unless required by law or any stock exchange, the authorized shares of New Quantum Space Preferred Stock will be available for issuance without further action by the holders of New Quantum Space Common Stock.

The New Quantum Space Board has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of New Quantum Space Preferred Stock. The issuance of New Quantum Space Preferred Stock may have the effect of delaying, deferring or preventing a change in control of New Quantum Space without further action by the stockholders. Additionally, the issuance of New Quantum Space Preferred Stock may adversely affect the holders of the New Quantum Space Common Stock by restricting dividends on the New Quantum Space Common Stock, diluting the voting power of the New Quantum Space Common Stock or subordinating the liquidation rights of the New Quantum Space Common Stock. As a result of these or other factors, the issuance of New Quantum Space Preferred Stock could have an adverse impact on the market price of the New Quantum Space Common Stock.

In connection with the Series A Preferred Stock Investment, the Inflection Point Board will adopt the Certificate of Designation, creating the Series A Preferred Stock.

Dividends:    The Series A Preferred Stock will accrue dividends daily at the rate of 12% per annum of the Stated Value (if paid in kind), plus the amount of previously accrued dividends paid in kind, or 10% per annum of the Stated Value (if paid in cash), plus the amount of previously accrued dividends. Such dividends will compound semi-annually.

Liquidation Preference:    Upon any liquidation or deemed liquidation event, the holders of Series A Preferred Stock will be entitled to receive out of the available proceeds, before any distribution is made to holders of common stock or any other junior securities, an amount per share equal to the greater of (i) 100% of the Accrued Value (as defined in the Series A Preferred Stock Certificate of Designation) or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into New Quantum Space Common Stock immediately prior to the liquidation event. Thereafter, the holders of Series A Preferred Stock will be entitled to receive their pro-rata share, of the remaining available proceeds available for distribution to stockholders, on an as-converted to common stock basis.

Voting:    The Series A Preferred Stock will (i) vote together with the New Quantum Space Common Stock as a single class, except as required by law and (ii) as noted below under “Protective Provisions.” Each holder of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of New Quantum Space Class A-1 Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions:    For as long as 20% of the shares of Series A Preferred Stock issued as of the Closing are outstanding, New Quantum Space shall not, without the affirmative vote or action by written consent of holders of more than 50% of the issued and outstanding shares of Series A Preferred Stock (the “Requisite Holders”), take any of the following actions: (i) liquidate, dissolve or wind up the affairs of New Quantum Space; (ii) amend, alter, or repeal any provision of the Proposed Charter, Proposed Bylaws, Certificate of Designation or any similar document of New Quantum Space in a manner that materially and adversely affects the powers, preferences or rights given to the Series A Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless such security ranks junior to the Series A Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of Series A Preferred Stock; (iv) purchase or redeem or pay any cash dividend on any capital stock ranking junior to the Series A Preferred Stock prior to payment of such cash dividend on the Series A Preferred Stock or purchase or redeem any capital stock ranking junior to the Series A Preferred Stock, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service; (v) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under New Quantum Space’s incentive plan, equity plan or equity-based compensation plan, or with respect to employment, consulting or award agreements with respect to executive officers of New Quantum Space, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of New Quantum Space; or (vi) incur or guarantee any indebtedness, other than equipment leases or trade payables incurred in the ordinary course of business; provided, however, that the Series A Preferred Stock shall not be considered indebtedness for purposes of this calculation.

Conversion:    Each share of Series A Preferred Stock will be convertible into New Quantum Space Class A-1 Common Stock at any time at the option of the holder at a rate equal to the Accrued Value, divided by the then-applicable conversion price. The conversion price will initially be $12.00, subject to adjustments for stock dividends, splits, combinations and similar events and customary anti-dilution adjustments, including with respect to future issuances or sales of New Quantum Space Common Stock at prices less than the conversion price then in effect. In addition, if the 20-trading-day volume-weighted average price of the New Quantum Space Class A-1 Common Stock measured as of the twenty-first trading day following the date that is six months after Closing Date is less than the conversion price then in effect, the conversion price will be adjusted to the greater of (i) such volume weighted average price and (ii) $7.00 (the “VWAP adjustment”).

Put Rights:    Unless prohibited by applicable law governing distributions to stockholders, the Series A Preferred Stock shall be redeemable at the option of the Requisite Holders commencing any time after the 5th anniversary of the Closing at a price equal to the Accrued Value.

Call Rights:    Unless prohibited by applicable law governing distributions to stockholders, the Series A Preferred Stock shall be redeemable at the option of New Quantum Space commencing any time (A) on or after the 3rd anniversary of the Closing but prior to the 4th anniversary of the Closing at a price equal to the greater of (i) 120% of the Stated Value (which shall be payable in cash) and (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into New Quantum Space Class A-1 Common Stock immediately prior to such redemption based on the then effective rate of conversion (which shall be payable, at the option of New Quantum Space, in cash or shares of New Quantum Space Class A-1 Common Stock or a combination thereof, with the value of such shares of New Quantum Space Class A-1 Common Stock being the closing price of such shares of New Quantum Space Class A-1 Common Stock on the Trading Market (as defined in the Series A SPAs) on the applicable date of redemption), (B) on or after the 4th anniversary of the Closing but prior to the 5th anniversary of the Closing at a price equal to the greater of (i) 110% of the Stated Value (which shall be payable in cash) and (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into New Quantum Space Class A-1 Common Stock immediately prior to such redemption based on the then effective rate of conversion (which shall be payable, at the option of New Quantum Space, in cash or shares of New Quantum Space Class A-1 Common Stock or a combination thereof, with the value of such shares of New Quantum Space Class A-1 Common Stock being the closing price of such shares of New Quantum Space Class A-1 Common Stock on the Trading Market on the applicable date of redemption), or (C) on or after the 5th anniversary of the Closing at a price equal to the greater of (i) 100% of the Stated Value (which shall be payable in cash) and (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into New Quantum Space Class A-1 Common Stock immediately prior to such redemption based on the then effective rate of conversion (which shall be payable, at the option of New Quantum Space, in cash or shares of New Quantum Space Class A-1 Common Stock or a combination thereof, with the value of such shares of New Quantum Space Class A-1 Common Stock being the closing price of such shares of New Quantum Space Class A-1 Common Stock on the Trading Market on the applicable date of redemption).

New Quantum Space Series A Warrants

The New Quantum Space Series A Warrants are immediately exercisable upon issuance at Closing and expire five years from the date of Closing at 5:00 p.m., New York City time (the “NQW Termination Date”). The New Quantum Space Series A Warrants include customary cash and cashless exercise provisions. Each New Quantum Space Series A Warrant is initially exercisable at $12.00 per share of New Quantum Space Common Stock, subject to the same anti-dilution and other adjustments as the Series A Preferred Stock, provided that (i) any adjustment of the exercise price based on the VWAP Adjustment will not increase the number of shares of New Quantum Space Class A-1 Common Stock issuable upon exercise of such New Quantum Space Series A Warrants and (ii) any adjustment of the exercise price as a result of the price-based anti-dilution adjustments shall not increase the number of shares of New Quantum Space Class A-1 Common Stock to more than the number of underlying shares of New Quantum Space Class A-1 Common Stock that would apply if the exercise price were $7.00 per share.

The New Quantum Space Series A Warrants do not include any redemption features. The New Quantum Space Series A Warrants may be exercised on a cashless basis if, at any time after the effectiveness deadline in the Amended and Restated Registration Rights Agreement, there is not an effective registration statement with respect to the shares of New Quantum Space Common Stock. On the NQW Termination Date, the New Quantum Space Series A Warrants may be exercised on a cashless basis.

The holders of New Quantum Space Series A Warrants will not have the rights or privileges of holders of shares of New Quantum Space Class A-1 Common Stock or any voting rights in respect of the New Quantum Space Series A Warrants or underlying shares of New Quantum Space Class A-1 Common Stock until they exercise their New Quantum Space Series A Warrants and receive shares of New Quantum Space Class A-1 Common Stock. After the issuance of shares of New Quantum Space Class A-1 Common Stock upon exercise of the New Quantum Space Series A Warrants, each holder will be entitled to one vote for each share of New Quantum Space Class A-1 Common Stock held of record on all matters to be voted on by stockholders.

Anti-Takeover Effects of the Proposed Certificate of Incorporation, the Proposed Bylaws and Certain Provisions of Delaware Law

The Proposed Charter does not provide for cumulative voting in the election of directors. The New Quantum Space Board is empowered to elect a director to fill a vacancy created by the expansion of the New Quantum Space Board or the resignation, death, or removal of a director in certain circumstances.

Authorized New Quantum Space Common Stock and New Quantum Space Preferred Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved New Quantum Space Common Stock and New Quantum Space Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Provision

The Proposed Charter will provide that, unless New Quantum Space consents in writing to the selection of an alternative forum, (a) the Chancery Court (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (1) any derivative action, suit or proceeding brought on behalf of New Quantum Space, (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of New Quantum Space to New Quantum Space or to New Quantum Space’s stockholders, (3) any action, suit or proceeding arising pursuant to any provision of the DGCL or Proposed Charter or the Proposed Bylaws (as either may be amended from time to time) or (4) any action, suit or proceeding asserting a claim against New Quantum Space governed by the internal affairs doctrine; and (b) subject to the provisions of the Proposed Charter, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Although New Quantum Space believes this provision benefits New Quantum Space by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against New Quantum Space’s directors and officers, although New Quantum Space’s stockholders will not be deemed to have waived New Quantum Space’s compliance with federal securities laws and the rules and regulations thereunder.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Charter and the Proposed Bylaws provide that New Quantum Space will indemnify and hold harmless its directors, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended. In addition, the Proposed Charter provides that New Quantum Space’s directors will not be personally liable to New Quantum Space or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended.

The Proposed Bylaws also permit New Quantum Space to purchase and maintain insurance on behalf of any person who is or was a director officer, employee or agent of New Quantum Space, or is or was serving at the request of New Quantum Space as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not New Quantum Space could have the power to indemnify him or her against such liability under the provisions of the DGCL.

These provisions may discourage stockholders from bringing a lawsuit against New Quantum Space’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit New Quantum Space and New Quantum Space’s stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent New Quantum Space pays the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

New Quantum Space believes that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to New Quantum Space’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of Inflection Point’s directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The Transfer Agent and registrar for the shares of New Quantum Space Common Stock will be Continental.

Listing

Inflection Point intends to apply to list the New Quantum Space Common Stock on Nasdaq under the symbol “QSPC,” following the Business Combination.

MARKET PRICE AND DIVIDENDS OF SECURITIES

Market Price of Inflection Point Units, Inflection Point Ordinary Shares and Inflection Point Warrants

Market Price and Ticker Symbol

Inflection Point’s Units, Public Shares and Inflection Point Warrants are currently listed on Nasdaq under the symbols “IPFXU,” “IPFX,” and “IPFXW,” respectively.

The closing price of the Inflection Point Units, Public Shares and Warrants on June 5, 2026, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.23, $10.00 and $0.78, respectively. As of [•], 2026, the Record Date for the extraordinary general meeting, the closing price of each of the Inflection Point Units, Public Shares and Warrants was $[•], $[•] and $[•], respectively.

Holders

As of the Record Date, there were two holders of record of Inflection Point Units, one holder of record of Public Shares, one holder of record of Founder Shares, and one holder of record of Inflection Point Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Inflection Point Units, Public Shares and Inflection Point Warrants are held of record by banks, brokers and other financial institutions.

Dividends of Inflection Point Securities

Inflection Point has not paid any cash dividends on the Inflection Point Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of an initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of an initial business combination. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Quantum Space

Market Price of Quantum Space’s Securities

Historical market price information regarding Quantum Space is not provided because there is no public market for its securities.

Dividend Policy of the Company Following the Business Combination

New Quantum Space does not intend to pay cash dividends after the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of our board of directors at such time. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to Inflection Point regarding (i) the beneficial ownership of Inflection Point Ordinary Shares as of [•], 2026 (pre-Business Combination) and (ii) the expected beneficial ownership following the consummation of the Business Combination (post-Business Combination) of New Quantum Space Common Stock and Series A Preferred Stock (assuming a No Redemption Scenario and a Maximum Redemption Scenario as described below) by:

•        each of Inflection Point’s current executive officers and directors, and all executive officers and directors of Inflection Point as a group, in each case pre-Business Combination;

•        each person who will become a named executive officer or director of New Quantum Space, and all executive officers and directors of New Quantum Space as a group, in each case post-Business Combination;

•        each person who is known to be the beneficial owner of more than 5% of a class of Inflection Point Ordinary Shares pre-Business Combination; and

•        each person who is expected to be the beneficial owner of more than 5% of a class of New Quantum Space stock post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Unless otherwise indicated, Inflection Point believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

The beneficial ownership of Inflection Point Ordinary Shares pre-Business Combination is based on 25,300,000 Inflection Point Class A Shares and 8,433,333 Founder Shares issued and outstanding as of August 11, 2026.

The expected beneficial ownership of New Quantum Space Common Stock post-Business Combination assumes two scenarios: (i) no Public Shares are redeemed and (ii) the maximum number of 25,300,000 Public Shares are redeemed. Based on the foregoing assumptions, we have estimated that there would be 119,739,392 shares of New Quantum Space Common Stock (consisting of Class A-1, Class A-2 and Class B-2 Common Stock) issued and outstanding in the No Redemption Scenario and 94,439,392 shares of New Quantum Space Common Stock issued and outstanding in the Maximum Redemption Scenario. We have estimated that there will be 26,011,919 shares of 12.0% Series A Cumulative Convertible Preferred Stock outstanding, taking into account accrued payment-in-kind dividends through the assumed Closing Date. Shares of Class B-2 Common Stock are non-economic but are paired with Quantum Space Common Units and exchangeable on a one-for-one basis for shares of New Quantum Space Class A-1 Common Stock. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.

Name and Address of Beneficial Owner	Inflection Point Ordinary Shares		New Quantum Space Common Stock Post-Business Combination				New Quantum Space Common Stock Post-Business Combination
	Pre-Business Combination		No Redemption Scenario				Maximum Redemption Scenario
			Common Stock	%	Series A Preferred	%	Common Stock	%	Series A Preferred	%
Directors and Executive Officers of Inflection Point(1)
Michael Blitzer(2)(3)	8,433,333	25.0%	13,433,333	11.2%	—	—	13,433,333	14.2%	—	—
Kevin Shannon(2)(3)	—	—	—	—	—	—	—	—	—	—
Adam Saks(2)(3)	—	—	—	—	—	—	—	—	—	—
William Denkin	—	—	—	—	—	—	—	—	—	—
Christopher Kellen	—	—	—	—	—	—	—	—	—	—
Steven Tannenbaum	—	—	—	—	—	—	—	—	—	—
Carolyn Trabuco	—	—	—	—	—	—	—	—	—	—
All directors and executive officers as a group (7 individuals)(3)	8,433,333	25.0%	13,433,333	11.2%	—	—	13,433,333	14.2%	—	—
Five Percent Holders of Inflection Point
[•]	—	—	—	—	—	—	—	—	—	—

Name and Address of Beneficial Owner	Inflection Point Ordinary Shares		New Quantum Space Common Stock Post-Business Combination				New Quantum Space Common Stock Post-Business Combination
	Pre-Business Combination		No Redemption Scenario				Maximum Redemption Scenario
			Common Stock	%	Series A Preferred	%	Common Stock	%	Series A Preferred	%
Directors and Executive Officers of New Quantum Space After Consummation of the Business Combination(4)
Jim Bridenstine(13)	—	—	1,360,463	1.1%	—	—	1,360,463	1.4%	—	—
Adarsh Parekh(14)	—	—	110,070	*	—	—	110,070	*	—	—
Dr. Kam Ghaffarian(6)	—	—	32,205,106	26.9%	—	—	32,205,106	34.1%	—	—
Michael Blitzer(3)	—	—	13,433,333	11.2%	—	—	13,433,333	14.2%	—	—
[•]	—	—	—	—	—	—	—	—	—	—
[•]	—	—	—	—	—	—	—	—	—	—
[•]	—	—	—	—	—	—	—	—	—	—
All directors and executive officers as a group ([•] individuals)	—	—	47,108,972	39.3%	—	—	47,108,972	49.9%	—	—
Five Percent Holders of New Quantum Space
Dr. Kam Ghaffarian(6)	—	—	32,205,106	26.9%	—	—	32,205,106	34.1%	—	—
Prime Movers Lab Fund III LP(8)	—	—	5,635,500	4.7%	—	—	5,635,500	6.0%	—	—
Inflection Point Fund I, LP(5)	—	—	6,442,733	5.4%	3,256,459	12.5%	6,442,733	6.8%	3,256,459	12.5%
Alyeska Master Fund, L.P.(9)	—	—	4,166,666	3.5%	2,083,333	8.0%	4,166,666	4.4%	2,083,333	8.0%
Linden Capital L.P.(10)	—	—	3,750,000	3.1%	1,875,000	7.2%	3,750,000	4.0%	1,875,000	7.2%
Graham Maco Strategic Ltd.(11)	—	—	3,333,334	2.8%	1,666,667	6.4%	3,333,334	3.5%	1,666,667	6.4%
LMR CCSA Master Fund Limited(12)	—	—	3,333,334	2.8%	1,666,667	6.4%	3,333,334	3.5%	1,666,667	6.4%
LMR Multi-Strategy Master Fund Limited(12)	—	—	3,333,332	2.8%	1,666,666	6.4%	3,333,332	3.5%	1,666,666	6.4%

____________

*        Less than 1%

(1)      The business address of each beneficial owner listed under this heading is c/o Inflection Point Acquisition Corp. VI, 1680 Michigan Avenue Suite 700 #1031, Miami Beach, FL 33139.

(2)      Inflection Point Holdings VI LLC (the “Sponsor”) is the record holder of such shares. Michael Blitzer, Kevin Shannon and Adam Saks are the managing members of the Sponsor and hold voting and investment discretion with respect to the Inflection Point Ordinary Shares held of record by the Sponsor. Each of Messrs. Blitzer, Shannon and Saks disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest they may have therein, directly or indirectly. Inflection Point Fund I, LP has an indirect interest, through its non-managing membership interests in the Sponsor, in approximately 4,815,833 of the 8,433,333 Founder Shares held by the Sponsor (approximately 57.1%). Inflection Point Fund I, LP is not granted any shareholder or other rights in addition to those afforded to Inflection Point’s other public shareholders, and only has membership interests in the Sponsor, with no right to control the Sponsor or vote or dispose of any securities held by the Sponsor.

(3)      Post-Business Combination consists of (i) 8,433,333 shares of New Quantum Space Class A-1 Common Stock issued upon conversion of Founder Shares held by the Sponsor and (ii) 5,000,000 shares of New Quantum Space Class A-1 Common Stock issuable upon exercise of New Quantum Space Warrants (converted from Private Placement Warrants purchased by the Sponsor at $1.00 per warrant), which warrants are exercisable within 60 days of the Closing Date. Messrs. Blitzer, Shannon and Saks share voting and investment discretion over the Sponsor’s securities.

(4)      The business address of each beneficial owner listed under this heading is c/o Quantum Space, Inc., 801 Thompson Avenue, Rockville, MD 20852.

(5)      Consists of (i) approximately 3,256,459 shares of 12.0% Series A Cumulative Convertible Preferred Stock to be issued to Inflection Point Fund I, LP upon conversion of Pre-Funded Preferred Units sold in the Pre-Funded Investment (taking into account accrued payment-in-kind dividends through the assumed Closing Date), (ii) 3,256,459 shares of New Quantum Space Class A-1 Common Stock initially issuable upon conversion of such shares of Series A Preferred Stock at the initial conversion price, and (iii) 3,186,274 shares of New Quantum Space Class A-1 Common Stock issuable upon exercise of New Quantum Space Series A Warrants to be issued to Inflection Point Fund I, LP in exchange for Pre-Funded Warrants held by it, at the initial exercise price. The Pre-Funded Preferred Units and Pre-Funded Warrants were acquired by Inflection Point Fund I, LP for approximately $32.5 million. The business address of Inflection Point Fund I, LP is 1680 Michigan Avenue Suite 700 #1031, Miami Beach, FL 33139.

(6)     Consists of shares beneficially owned through (i) Quantum Space Holdings, LLC (311,726 shares of Class A-2 Common Stock and 30,860,924 shares of Class B-2 Common Stock), which is wholly owned by Ghaffarian Enterprises, LLC, (ii) Quantum Space KG Parent, LLC (8,768 shares of Class A-2 Common Stock and 868,053 shares of Class B-2 Common Stock), and (iii) IBX Opportunity GP, Inc. (1,556 shares of Class A-2 Common Stock and 154,079 shares of Class B-2 Common Stock). Dr. Ghaffarian has voting and investment power over the securities held by each of the foregoing entities. Each share of Class A-2 Common Stock and Class B-2 Common Stock carries ten votes per share. Each share of Class B-2

Common Stock is paired with one Quantum Space Common Unit and, following the expiration of the lock-up period, will be exchangeable for one share of New Quantum Space Class A-1 Common Stock pursuant to the Quantum Space A&R Operating Agreement.

(7)      Each Quantum Space Common Unit held by an Up-C Seller, when paired with one share of New Quantum Space Class B-2 Common Stock, will be exchangeable, in tandem with the cancellation of the paired share of New Quantum Space Class B-2 Common Stock, for one share of New Quantum Space Class A-1 Common Stock. After the expiration of the lock-up period, holders will be permitted to exchange on a one-for-one basis pursuant to the Quantum Space A&R Operating Agreement.

(8)      The business address of Prime Movers Lab Fund III LP is PO Box 12829, Jackson, Wyoming 83002.

(9)      Consists of (i) 2,083,333 shares of New Quantum Space Class A-1 Common Stock issuable upon conversion of 2,083,333 shares of 12.0% Series A Cumulative Convertible Preferred Stock to be issued to Alyeska pursuant to the Series A SPAs and (ii) 2,083,333 shares of New Quantum Space Class A-1 Common Stock issuable upon exercise of New Quantum Space Series A Warrants to be issued to Alyeska pursuant to the Series A SPAs, at the initial exercise price, in each case convertible or exercisable (as applicable) within 60 days. Alyeska has informed Inflection Point that it has opted for 9.99% beneficial ownership blockers, pursuant to which it may not convert Series A Preferred Stock or exercise the New Quantum Space Series A Warrants to the extent that after giving effect to such conversion or exercise, Alyeska (together with its affiliates, and any persons acting as a group together with it or any of its affiliates) would beneficially own in excess of 9.99% of the outstanding New Quantum Space Common Stock calculated in accordance with the rules of the SEC. Alyeska Investment Group, L.P., the investment manager of Alyeska, has voting and investment control of the shares held by Alyeska. The registered address of Alyeska Master Fund, L.P. is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KY1-1104, Cayman Islands. Alyeska Investment Group, L.P. is located at 77 W. Wacker, Suite 700, Chicago IL 60601.

(10)    Consists of (i) 1,875,000 shares of New Quantum Space Class A-1 Common Stock issuable upon conversion of 1,875,000 shares of 12.0% Series A Cumulative Convertible Preferred Stock to be issued to Linden Capital L.P. pursuant to the Series A SPAs and (ii) 1,875,000 shares of New Quantum Space Class A-1 Common Stock issuable upon exercise of New Quantum Space Series A Warrants to be issued to Linden Capital L.P. pursuant to the Series A SPAs, at the initial exercise price, in each case convertible or exercisable (as applicable) within 60 days. The business address of Linden Capital L.P. is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(11)    Consists of (i) 1,666,667 shares of New Quantum Space Class A-1 Common Stock issuable upon conversion of 1,666,667 shares of 12.0% Series A Cumulative Convertible Preferred Stock to be issued to Graham Macro Strategic Ltd. pursuant to the Series A SPAs and (ii) 1,666,667 shares of New Quantum Space Class A-1 Common Stock issuable upon exercise of New Quantum Space Series A Warrants to be issued to Graham Maco Strategic Ltd. pursuant to the Series A SPAs, at the initial exercise price, in each case convertible or exercisable (as applicable) within 60 days. The business address of Graham Macro Strategic Ltd. is 40 Highland Avenue, Rowayton, CT 06853.

(12)    Consists of (i) shares of New Quantum Space Class A-1 Common Stock issuable upon conversion of shares of 12.0% Series A Cumulative Convertible Preferred Stock to be issued pursuant to the Series A SPAs and (ii) shares of New Quantum Space Class A-1 Common Stock issuable upon exercise of New Quantum Space Series A Warrants to be issued pursuant to the Series A SPAs, at the initial exercise price, in each case convertible or exercisable (as applicable) within 60 days. The business address of LMR Partners is c/o 9th Floor, Devonshire House, 1 Mayfair Place, London, W1J 8AJ. LMR CCSA Master Fund Limited holds 1,666,667 shares of Series A Preferred Stock and 1,666,667 Series A Warrants; LMR Multi-Strategy Master Fund Limited holds 1,666,666 shares of Series A Preferred Stock and 1,666,666 Series A Warrants.

(13)    Consists of 1,360,463 shares of New Quantum Space Class A-1 Common Stock expected to be received in respect of 7,415,968 Quantum Space Incentive Units held by Mr. Bridenstine under the Quantum Space 2022 Plan, assuming such awards vest in connection with the Business Combination.

(14)    Consists of 110,070 shares of New Quantum Space Class A-1 Common Stock expected to be received in respect of 600,000 Quantum Space Incentive Units held by Mr. Parekh under the Quantum Space 2022 Plan, assuming such awards vest in connection with the Business Combination.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Inflection Point Related Person Transactions

Founder Shares

On October 6, 2025, the Sponsor made a capital contribution of $25,000, or approximately $0.003 per share, to cover certain of the Company’s expenses, for which the Company issued 8,433,333 Founder Shares to the Sponsor (up to 1,100,000 of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option were exercised). As a result of the full exercise of the underwriters’ over-allotment option, such 1,100,000 Founder Shares are no longer subject to forfeiture.

Pursuant to the Letter Agreement, the Sponsor and Inflection Point’s officers and directors have agreed not to transfer, assign or sell any of their Founder Shares and any Inflection Point Class A Shares issuable upon conversion thereof until the earlier to occur of: (i) 180 days after the completion of the initial business combination, or (ii) the date on which Inflection Point completes a liquidation, merger, share exchange or other similar transaction after the initial business combination that results in all of Inflection Point’s shareholders having the right to exchange their Inflection Point Class A Shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances (the lock-up). Notwithstanding the foregoing, if (1) the closing price of Inflection Point Class A Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading-day period commencing at least 150 days after the initial business combination or (2) if Inflection Point consummates a transaction after the initial business combination which results in Inflection Point’s shareholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up. However, in connection with the Business Combination, this provision of the Letter Agreement will be superseded by the Sponsor Lock-Up Agreement, pursuant to which the Sponsor and its permitted assigns will agree, (i) with respect to any Sponsor Lock-Up Founder Shares, prior to the date that is six months after the Closing Date, or (ii) with respect to any Sponsor Lock-Up Warrants, prior to the date that is 30 days after the Closing Date, not to, without the prior written consent of the board of directors of New Quantum Space, (a) sell, pledge, grant any option to purchase or otherwise dispose of, (b) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Securities or (c) take any action in furtherance of any of the matters described in the foregoing clauses (a) or (b). The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, subject to certain conditions, or the exercise of certain stock options or warrants.

Private Placement Warrants

The Sponsor purchased 5,000,000 Private Placement Warrants for an aggregate of $5,000,000, or $1.00 per Private Placement Warrant, in a private placement that closed simultaneously with the IPO. The Private Placement Warrants are identical to the warrants sold in Inflection Point’s IPO except that, so long as they are held by our Sponsor or its permitted transferees, the Private Placement Warrants (i) may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination and (ii) will be entitled to registration rights. Pursuant to the Sponsor Lock-Up Agreement, the Sponsor and its permitted assigns will agree, (i) with respect to any Sponsor Lock-Up Founder Shares, prior to the date that is six months after the Closing Date, or (ii) with respect to any Sponsor Lock-Up Warrants, prior to the date that is 30 days after the Closing Date, not to, without the prior written consent of the board of directors of New Quantum Space, (a) sell, pledge, grant any option to purchase or otherwise dispose of, (b) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Securities or (c) take any action in furtherance of any of the matters described in the foregoing clauses (a) or (b).

Pre-Funded SPAs

Pursuant to the Pre-Funded SPAs, Inflection Point Fund purchased Pre-Funded Preferred Units and Pre-Funded Warrants for an aggregate purchase price of $32.5 million.

Inflection Point’s Policy for Approval of Related Party Transactions

The audit committee of the Inflection Point Board has adopted a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” A “related party transaction” is any consummated or proposed transaction or series of transactions: (i) in which Inflection Point was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) the lesser of $120,000 or 1% of the average of the company’s total assets at year end for the prior two completed fiscal years in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy will include: (i) Inflection Point’s directors, officers or any person who has served in such roles since the beginning of the most recent fiscal year, even if he or she does not currently serve in that role; (ii) any record or beneficial owner of more than 5% of any class of Inflection Point’s voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who maybe a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes Inflection Point’s code of ethics or other policies, (iv) whether the audit committee believes the relationships underlying the transaction to be in the best interests of the company and its shareholders and (v) if the related party is a director or an immediate family member of a director, the effect that the transaction may have on a director’s status as an independent member of the board and on his or her eligibility to serve on the Inflection Point Board’s committees. Management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, Inflection Point may consummate related party transactions only if the audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy will not permit any director or officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

Quantum Space Related Person Transactions

Amended and Restated Investors’ Rights Agreement

On December 12, 2025, Quantum Space entered into an Amended and Restated Investors’ Rights Agreement (the “Investor Rights Agreement”) with certain significant stockholders (including IBX, LLC, Ghaffarian Enterprises, LLC, Escape2, LLC and IIWQ Lending, LLC) and certain key holders (including Dr. Kam Ghaffarian). The Investor Rights Agreement provides, among other things, demand registration rights, information and inspection rights, a right of first offer on future issuances, transfer restrictions and market stand-off provisions, and certain company covenants and protective provisions requiring approval of a senior preferred director; it also provides that Quantum Space is the indemnitor of first resort for investor directors’ indemnification expenses. Under the agreement, Quantum Space will bear certain registration expenses, and these rights may facilitate resales of shares by the participating holders and could constrain certain corporate actions absent the required investor director approvals, which may affect the timing and manner of Quantum Space’s future financings and corporate transactions. The agreement terminates certain covenants upon specified events, including an initial public offering.

Right of First Refusal and Co-Sale Agreement

On December 12, 2025, Quantum Space entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement (the “ROFR and Co-Sale Agreement”) with certain significant stockholders (including IBX, LLC, Ghaffarian Enterprises, LLC, Escape2, LLC and IIWQ Lending, LLC) and certain key holders (including Kam Ghaffarian). The ROFR and Co-Sale Agreement provides, among other things, a right of first refusal to purchase securities proposed to be sold by key holders, a right to participate pro-rata in transfers by key holders, restrictions on transfers, and certain exempt transfers.

Lease Agreement

On January 1, 2022, Quantum Space entered into a 5-year operating lease agreement with IBX 801 Thompson Realty, LLC (“801 Thompson”). Quantum Space and 801 Thompson amended the lease agreement in May 2023 and again in May 2026 to increase the total square footage of space leased therein. The leased premises must be used for executive and general normal office use and the lease expires May 31, 2027. For the years ended December 31, 2025 and 2024 Quantum Space incurred a total of $0.4 million and $0.4 million in rent and related expenses relating to the 801 Thompson lease. The lease arrangement also resulted in lease liability and operating lease right-of-use assets of $0.4 million and $0.4 million for the year ended December 31, 2025, and $0.2 million and $0.2 million for the year ended December 31, 2024. As of December 31, 2025 and 2024 there are accounts payable to 801 Thompson for a total of $0.4 million and an immaterial amount, respectively. Quantum Space’s co-founder and Chairman, Dr. Kam Ghaffarian, is the sole owner of IBX 801 Thompson Realty, LLC.

Contract with Delivery Xellence LLC

For the years ended December 31, 2025 and 2024, Quantum Space generated revenue from contract with Delivery Xellence LLC (“Delivery Xellence”) for a total of $0.3 million and $0.2 million, respectively. As of December 31, 2025 and 2024, there are accounts receivable from Delivery Xellence for $42 thousand and $0.1 million, respectively. Quantum Space’s co-founder and Chairman, Dr. Kam Ghaffarian, is the CEO and founder of Delivery Xellence.

Professional Services Agreement

As of March 14, 2022, Quantum Space has entered into a professional services agreement (the “PSA”) with IBX, LLC. For the years ended December 31, 2025 and 2024, Quantum Space incurred selling, general, and administrative expense obligations to IBX, LLC (“IBX”) for a total of $1.1 million and $0.7 million, respectively. As of December 31, 2025 and 2024, there are accounts payable to IBX for a total of $0.4 million and $0.6 million, respectively. The services include, but are not limited to, fees for the provision of capital raise, proposal services, and general and administrative services in the day-to-day operation of business. The IBX PSA is scheduled to expire on December 31, 2026 but may be extended by the agreement of the parties. Quantum Space’s co-founder and chairman, Dr. Kam Ghaffarian, is the CEO and founder of IBX.

Construction Agreement

In 2025, Quantum Space retained Desbuild Construction, Inc. (“Desbuild Construction”) to provide services including, but not limited to, demolition and design services for the build out of Quantum Space’s leased office space, including tenant improvements totaling $0.3 million. As of December 31, 2025, there are also accounts payable to Desbuild Construction for a total of $0.1 million. Quantum Space’s co-founder and Chairman’s brother, Nick Ghaffarian, is the sole owner of Desbuild Construction.

Consulting Agreement

On November 6, 2024, Quantum Space entered into a consulting agreement with The Artemis Group, an Oklahoma limited liability company (the “Consulting Agreement”). In total, since entering into the Consulting Agreement, Quantum Space has paid The Artemis Group $0.1 million for its consulting services. The services provided include, but are not limited to, marketing services provided to Quantum Space. Jim Bridenstine, our Chief Executive Officer, previously served as Managing Partner of The Artemis Group.

Promissory Notes

In July 2024, Quantum Space issued a promissory note to Escape2 LLC (“Escape2”), an entity affiliated with Dr. Kam Ghaffarian, in exchange for $2.0 million of principal in cash proceeds. The principal on the promissory note was originally due and payable to the counterparty in full on or prior to August 31, 2024. On August 31, 2024, Quantum Space amended the promissory note and extended the maturity date to November 30, 2024. In September 2024, Quantum Space issued an additional promissory note to Escape2 in exchange for $2.0 million of principal in cash proceeds. The promissory note issued to Escape2 in September 2024 had a maturity date of November 30, 2024.

In September 2024 and October 2024, Quantum Space also issued promissory notes to Kerry Wisnosky, an executive of Quantum Space, and IIWQ Lending LLC (“IIWQ”), an entity affiliated with Susan Hall, a Quantum Space executive, in exchange for $0.5 million each of principal in total cash proceeds for a total principal amount of $1.0 million. The promissory notes issued to Kerry Wisnosky and IIWQ had a maturity date of November 30, 2024.

Quantum Space can prepay the promissory notes at their discretion at any time in whole or in part without any premium or penalty. Each promissory note accrues interest at a rate of 18.0% per annum, commencing on the date of issuance through the final repayment of the promissory note. Interest is payable quarterly in arrears and on the maturity date. All past due and delinquent payments accrue interest on the promissory notes at a rate of 110% of the stated rate otherwise in effect.

If the principal or interest under the promissory notes are not paid when due, then the holders of the promissory notes have the right to demand repayment of the promissory notes in full, including the principal balance and all accrued but unpaid interest. The promissory notes had a stated maturity date of November 30, 2024, but were not repaid by Quantum Space on the maturity date and therefore, Quantum Space was in default on the promissory notes and accrued additional interest on the promissory notes at a rate of 110% of the stated rate. The promissory notes were classified as current liabilities as of December 31, 2024, since they were due past maturity and therefore, were due on demand by the promissory noteholders at that time.

On December 12, 2025, Quantum Space entered into settlement agreements with Escape2, Kerry Wisnosky and IIWQ to settle the promissory notes in a principal amount and accrued interest of $6.3 million that were in default and outstanding. The promissory notes were settled outside of their stated terms in accordance with the settlement agreements via the issuance of 4,609,973, 566,447 and 562,688, respectively, of Series A Preferred Units (the “Series A Preferred Units”) to Escape2, Kerry Wisnosky and IIWQ in an amount equal to the principal amount plus accrued interest divided by the original issuance price per unit of Series A Preferred Units. The settlement of promissory notes was accounted for as a debt extinguishment. Such extinguishment resulted in a loss on extinguishment of debt of $1.8 million for the year ended December 31, 2025, which was recorded in other expense, net in the consolidated statements of operations.

Post-Business Combination Arrangements

In connection with the Business Combination, certain agreements were entered into or will be entered into pursuant to the Business Combination Agreement. The agreements described in this section, or forms of such agreements as they will be in effect substantially concurrently with the completion of the Business Combination, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto. These agreements include:

Tax Receivable Agreement

At the Closing, Quantum Space, Inflection Point, New Quantum Space and each participating TRA holder will enter into the tax receivable agreement (the “Tax Receivable Agreement”), pursuant to which New Quantum Space will be obligated to make payments to the participating TRA holders equal to a specified percentage of the net cash tax savings, if any, that New Quantum Space and its subsidiaries realize (or are deemed to realize) as a result of certain covered tax assets, including existing tax basis in certain assets of Quantum Space, tax basis adjustments resulting from future exchanges of Quantum Space Common Units for shares of New Quantum Space Class A Common Stock, and certain other tax benefits related to entering into the Tax Receivable Agreement and making payments thereunder.

Amended and Restated Registration Rights Agreement

At the Closing, PubCo, Inflection Point, the Sponsor, certain Closing PIPE Investors and certain securityholders of Quantum Space will enter into an amended and restated registration rights agreement, pursuant to which, among other things, the Sponsor, such Closing PIPE Investors and such securityholders will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Quantum Space that they will hold following the Business Combination.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into the Sponsor Support Agreement with Quantum Space and the Sponsor, pursuant to which the Sponsor agreed to, among other things, vote in favor of adoption of the Transaction Proposals and otherwise support the Business Combination. Certain current and former officers and directors of Inflection Point previously entered into a letter agreement with Inflection Point in connection with Inflection Point’s initial public offering, pursuant to which they agreed to vote any Inflection Point ordinary shares held by them in favor of the Business Combination.

Pursuant to the Sponsor Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Inflection Point, the Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Sponsor Support Agreement) owned by the Sponsor, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities owned by the Sponsor without the prior written consent of Quantum Space, unless such transfer is deemed a Permitted Transfer (as defined in the Sponsor Support Agreement).

In addition, pursuant to the Sponsor Support Agreement, the Sponsor has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Quantum Space or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Sponsor Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination.

Furthermore, pursuant to the Sponsor Support Agreement, the Sponsor agreed to waive, subject to the consummation of the Business Combination, any and all anti-dilution rights with respect to the rate that the Founder Shares convert into Inflection Point Class A Shares in connection with the Business Combination.

Member Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Required Members entered into the Member Support Agreement pursuant to which the Required Members agreed to, among other things, vote (or act by written consent) to approve and adopt the Business Combination Agreement and the consummation of the Business Combination, including the Recapitalization, and otherwise support the Business Combination.

Pursuant to the Member Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Quantum Space, no Required Member shall (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Member Support Agreement), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities without the prior written consent of Quantum Space and Inflection Point, unless such transfer is deemed a Contemplated Transfer or a Permitted Transfer (each as defined in the Member Support Agreement).

In addition, pursuant to the Member Support Agreement, each Required Member has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Quantum Space or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Member Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Member Support Agreement, the Business Combination Agreement or the Business Combination. Each Required Member has also waived and agreed not to exercise any rights of appraisal or rights to dissent from the Business Combination that they may have in respect of the Subject Securities.

Sponsor Lock-Up Agreement

At the Closing, the Sponsor and New Quantum Space will enter into the Sponsor Lock-Up Agreement, pursuant to which the Sponsor and its permitted assigns will agree, (i) with respect to any Sponsor Lock-Up Founder Shares, prior to the date that is six months after the Closing Date, or (ii) with respect to any Sponsor Lock-Up Warrants, prior to the date that is 30 days after the Closing Date, not to, without the prior written consent of the board of directors of New Quantum Space, (a) sell, pledge, grant any option to purchase or otherwise dispose of, (b) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Securities or (c) take any action in furtherance of any of the matters described in the foregoing clauses (a) or (b). The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, subject to certain conditions, or the exercise of certain stock options or warrants.

Quantum Space Lock-Up Agreement

At the Closing, New Quantum Space and the Lock-Up Holders will enter into the Quantum Space Lock-Up Agreement, pursuant to which the Lock-Up Holders will agree not to, without the prior written consent of the board of directors of New Quantum Space, prior to the date that is six months after the Closing (i) sell, pledge, grant any option to purchase or otherwise dispose of (a) any shares of New Quantum Space Common Stock held immediately after the consummation of the Business Combination, (b) any shares of New Quantum Space Common Stock issuable upon exercise of such options to purchase shares of New Quantum Space Common Stock held immediately after the consummation of the Business Combination, or (c) any securities convertible into, or exercisable, redeemable or exchangeable for, New Quantum Space Common Stock held by such holder immediately after the consummation of the Business Combination (the shares of New Quantum Space Common Stock and securities specified in clauses (a) through (c), collectively, the “Lock-Up Securities”), (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Securities or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Quantum Space Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, subject to certain conditions, or the exercise of certain stock options or warrants.

Pre-Funded SPA

In connection with the transactions contemplated by the Business Combination Agreement, on the Signing Date, Quantum Space entered into the Pre-Funded SPAs with certain accredited investors named therein, including Inflection Point Fund. Pursuant to the Pre-Funded SPAs, the Pre-Funded Investors agreed, among other things, to purchase, and Quantum Space issued and sold, an aggregate of 5,882,352 Pre-Funded Preferred Units and Pre-Funded Warrants to purchase 5,882,352 Quantum Space Common Units, at an initial exercise price of $12.00 per unit, substantially concurrently with the execution and delivery of the Business Combination Agreement for an aggregate purchase price of approximately $60 million.

Series A SPAs

In connection with the transactions contemplated by the Business Combination Agreement, on the Signing Date, PubCo, Quantum Space and certain accredited investors named therein entered into the Series A SPAs. Pursuant to the Series A SPAs, the Closing PIPE Investors agreed, among other things, to purchase, at Closing, an aggregate of (i) 19,999,994 shares of Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation and (ii) New Quantum Space Series A Warrants to purchase an aggregate of 19,999,994 shares of New Quantum Space Class A-1 Common Stock, for an aggregate purchase price of $240 million. Each share of Series A Preferred Stock will have a stated value of $12.00.

Seller Class B Subscription Agreement

At the Closing, each Up-C Seller will enter into the Class B Subscription, pursuant to which such Up-C Seller will purchase shares of New Quantum Space Class B Common Stock (either New Quantum Space Class B-1 Common Stock, carrying one (1) vote per share, or New Quantum Space Class B-2 Common Stock, carrying ten (10) votes per share, as designated on the Exchange Schedule) in a number equal to the Quantum Space Common Units retained by such Up-C Seller, at a purchase price equal to par value per share.

Warrant Assumption Agreement

At the Closing, New Quantum Space will enter into the Warrant Assumption Agreement, pursuant to which New Quantum Space will assume all Post-Domestication Warrants outstanding immediately prior to the Effective Time and such warrants will be converted into New Quantum Space Warrants on substantially the same terms.

Statement of Policy Regarding Transactions with Related Persons

Quantum Space will adopt a formal written policy that will be effective upon the Closing providing that New Quantum Space’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of Quantum Space’s capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with Quantum Space without the approval of Quantum Space’s nominating and corporate governance committee, subject to certain exceptions. For more information, see the section entitled “Management of the Company Following the Business Combination — Related Person Policy of the Company”.

Indemnification of Directors and Officers

The Proposed Bylaws will provide that New Quantum Space will be required to indemnify our directors and officers to the fullest extent permitted by DGCL. In addition, the Proposed Charter will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of Inflection Point’s or Quantum Space’s respective directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

INFORMATION ABOUT QUANTUM SPACE

Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to Quantum Space and its subsidiaries prior to the consummation of the Business Combination.

Overview

Quantum Space, a Delaware limited liability company formed on May 19, 2021, was founded to advance humans’ journey to the stars by architecting the space superhighway. We envision transforming space commerce beyond Earth orbit by providing the space infrastructure required to travel through and operate in deep space more safely, reliably, cost-effectively, and routinely, and we believe we are positioned to become a leader of the new orbital economy. Our satellite platform, Ranger, is designed to be an enduring, highly maneuverable satellite platform, revolutionizing the economics and flexibility of operations in higher orbits. Ranger integrates multi-mode propulsion for speed, efficiency, and flexibility. Ranger is designed to have one of the largest storable fuel capacities on the market for maximum maneuverability, a refuelable and modular design built for the future, and long duration to maximize revenue per platform. We believe Ranger can deliver a significant reduction in cost beyond low Earth orbit, launch cost savings, extended satellite useful life, and more delta-velocity than other platforms, allowing customers to go anywhere, anytime, efficiently.

We believe that Quantum Space will be able to deliver the maneuverability, refueling and orbital reach that the U.S. lacks, and that we are positioned to lead the next wave of space demand as the space economy moves beyond low Earth orbit (“LEO”), from the proliferation of LEO constellations toward maneuverability and flexibility at higher orbits at the right cost point. We expect our platform and capabilities to disrupt the $100 billion orbital infrastructure market through a phased business model anchored by product sales, data & platform services, refueling, and satellite life extension. We also believe our 17 patents, including our issued and pending patents and filed applications, offer a robust and expanding intellectual property moat, built on our high mass fraction propulsion and tank architecture and our autonomous rendezvous and proximity operations capabilities.

Our leadership team brings a combined 225+ years of space and defense experience. Dr. Kam Ghaffarian, our Executive Chairman and Co-Founder, is a visionary space and energy entrepreneur who has founded or co-founded several companies dedicated to furthering human civilization, including Intuitive Machines, Inc. (Nasdaq: LUNR) (“Intuitive Machines”), Axiom Space, Inc. (“Axiom Space”), and X-Energy, Inc. (Nasdaq: XE) (“X-Energy”), and previously founded Stinger Ghaffarian Technologies, Inc. (“Stinger”). Jim Bridenstine, our Chief Executive Officer, was the 13th Administrator of NASA, responsible for reestablishing America’s human spaceflight program and creating NASA’s Artemis program. Since Mr. Bridenstine stepped into the role of Chief Executive Officer in May 2026, we have won a significant national security contract, established a new manufacturing footprint, brought on a seasoned public-company Chief Financial Officer, and announced our intention to become a publicly traded company through a de-SPAC transaction.

Space is now a contested domain, and we believe the side that can maneuver, adapt, and sustain operations over time will hold the advantage. We believe our spacecrafts are engineered for exactly this capability. For years, in-space refueling has lived on capability roadmaps as a concept. Our recently awarded Department of War contract to support a fuel depot spacecraft demonstration marks the shift from demonstration toward operational depots, and we believe it validates the core thesis behind our platform: maneuverable, refuelable, serviceable spacecraft are becoming foundational to national security.

Scout and Ranger Product Architecture

Quantum Space intends to field two complementary spacecraft classes: Scout-class and Ranger-class. Scout-class spacecraft (also referred to under the Andromeda program as “Andromeda-class”) are small, modular, highly maneuverable satellites focused on data collection, space domain awareness, communications, and space weather forecasting. Scout spacecraft are designed to berth onto Ranger vehicles for refueling, servicing, and redeployment.

Ranger-class spacecraft are large, high-powered orbital transfer vehicles designed for deep-space transport, deploying payloads including Scout satellites, and on-orbit servicing. Ranger is designed to have one of the largest storable fuel capacities in the industry, for maximum maneuverability. This flagship spacecraft has larger solar arrays and advanced electric propulsion, designed as a high-performance workhorse for space defense and satellite servicing missions across LEO, geostationary orbit (“GEO”), and cislunar orbits.

Ranger

Ranger is designed to be a highly maneuverable satellite platform that we believe will revolutionize the economics and flexibility of operations in higher orbits, including GEO, medium Earth orbit and cislunar space. Ranger will also serve as the orbital depot and transfer vehicle for Scout-class client spacecraft, which will berth onto Ranger for refueling and servicing.

Ranger is designed for dynamic space operations across six mission areas: (i) space superiority and space control; (ii) space situational awareness and remote sensing; (iii) communication and data services; (iv) refueling of other satellites; (v) orbital transportation; and (vi) satellite life extension of select high-value GEO assets. These mission areas are guided by the theory of competitive endurance: avoiding operational surprise, denying first mover advantage, and counterspace campaigning.

We are advancing Ranger along our roadmap to scalable, flight-proven propulsion in two stages: our Ranger Pathfinder, which is targeting first flight mid-2027, and our Ranger production platform, which we expect to be mission-ready in late 2028. Alongside this work, we are developing rendezvous and proximity operations capabilities, a refueler, and multi-mode propulsion, each of which we plan to integrate into our production platform as it matures.

We believe maneuverability is imperative for national security. Adversaries operate high delta-V spacecraft, conducting rendezvous and proximity operations (“RPO”) near U.S. and allied assets across multiple orbital regimes, while cislunar orbits offer concealed staging for adversary satellites positioned to threaten U.S. assets in GEO and beyond. We define maneuverability as Ranger’s ability to use its high delta-V, multi-mode propulsion to change orbits, evade threats and conduct RPO in response to mission needs, without being constrained by the limited propellant loads of today’s spacecraft.

The commercialization of Ranger and the provision of on-orbit servicing, refueling, and data services will require additional authorizations, licenses, and approvals from U.S. government agencies with jurisdiction over launch, on-orbit operations, spectrum use, and remote sensing, as well as compliance with applicable U.S. export control laws and regulations.

Ranger Applications

Our go-to-market strategy is designed to establish Quantum Space as a leader of the new orbital economy, building a foundation of contracted revenue and technical validation. Our near-term focus is on national security missions, with a goal of expanding into civil and commercial markets as the platform matures. We are currently focused on the following mission areas:

•        Andromeda:    Andromeda is the U.S. Space Force’s flagship program to field a proliferated constellation of highly maneuverable, refuellable spacecraft in geosynchronous orbit, purpose-built to inspect, photograph and maintain persistent custody of objects operating in GEO. We are one of 14 awardees on a shared Indefinite Delivery, Indefinite Quantity (“IDIQ”) contract vehicle with an aggregate shared ceiling value of more than $6.2 billion. We believe this award validates Ranger’s core capabilities and is a defining milestone that will help move Ranger from a development platform to operational deployment. See the section below entitled “— Andromeda Contract.”

•        Additional Mission Applications:    We are also developing Ranger for four other mission areas.

•        For space situational awareness and remote sensing, Ranger will combine persistent surveillance with high maneuverability.

•        Over time, we also expect to leverage Ranger’s large platform and long on-orbit life to support life extension of select high-value GEO assets of any size.

•        For refueling other satellites, Ranger’s large fuel load and refueling-ready design enable it to extend the operational life of customer spacecraft.

•        For orbital transportation, we intend to provide access to critical orbits at reduced launch costs compared to traditional approaches.

•        Longer term, we also intend to offer communication and data services, targeting one of the lowest mission-cost options for commercial and government customers.

Andromeda Contract

The U.S. government frequently uses IDIQ contracts to obtain contractual commitments to provide products or services over a period of time pursuant to established general terms and conditions. At the time of the award of an IDIQ contract, the U.S. Government generally commits to purchase only a minimal amount of products or services from the contractor to whom such contract is awarded. After award of an IDIQ contract, the U.S. Government may issue task orders for specific services or products it needs utilizing a variety of contract types, including cost, cost-plus-fixed-fee, firm fixed-price, and cost-sharing. IDIQ contracts typically have multi-year terms and unfunded ceiling amounts which enable, but do not commit, the U.S. government to purchase substantial amounts of products and services.

We are one of 14 awardees on an IDIQ contract vehicle established under the U.S. Space Force’s Andromeda program (the “Andromeda Contract”), Space Force’s flagship program to field a proliferated constellation of highly maneuverable, refuellable spacecraft in geosynchronous orbit, purpose-built to inspect, photograph and maintain persistent custody of objects operating in GEO. The Andromeda Contract has an IDIQ ceiling value of more than $6.2 billion, reflecting the maximum shared contract value across all 14 awardees. Technical requirements, deliverables, and acceptance criteria are defined at the task order level, and task orders are awarded among the 14 IDIQ awardees at the U.S. Space Force’s discretion. Funding will be allocated among competitive bidders, and we have not been allocated any funding under the Andromeda Contract as of the date of this proxy statement/prospectus. There is no assurance that we will be allocated any funding under the Andromeda Contract. There is no material obligation for the U.S. government to purchase our services under the Andromeda Contract.

Ranger core capabilities involved in the Andromeda program include GEO inspection, space domain awareness, autonomous RPO, and on-orbit refueling, each of which we believe will be validated through this contract as Ranger moves from a development platform toward operational deployment.

The Andromeda Contract includes a standard termination for convenience clause that allows the government to terminate the Andromeda Contract for any reason, as well as standard provisions for termination upon default. Upon a termination for convenience, we are entitled to recover certain costs and fees.

Strategic Relationships

We believe that our strategic relationships provide us with another point of competitive differentiation. We acquired Phase Four’s multi-mode propulsion assets and a state-of-the-art integration and test facility in Hawthorne, California, strengthening our ability to deliver highly maneuverable, persistent and cost-efficient platforms for our national security, civil, and commercial customers. Dr. Kam Ghaffarian, our Executive Chairman and Co-Founder, is a proven company builder of category-defining aerospace and energy platforms who has created substantial equity value across Intuitive Machines, Axiom Space and X-Energy, and we believe his leadership demonstrates a long history of value-creating partnerships and gives us experience taking companies public and enhancing growth post Business Combination.

The Emerging Orbital Economy

We believe we are positioned to disrupt the $100 billion orbital infrastructure market as the space economy moves beyond LEO. By 2031, we estimate the total addressable market (“TAM”) for designing, launching and operating maneuverable spacecraft across all orbits at approximately $100 billion per year, the serviceable addressable market (“SAM”) of serviceable missions that fit Ranger platforms at approximately $8 billion per year, and the serviceable obtainable market (“SOM”) of existing programs within a three- to five-year execution window, representing approximately 10% of the SAM, at approximately $1 billion per year. We believe this reflects a large defined defense opportunity today, and a massive platform opportunity in the future.

Rising Geopolitical Tensions and National Security Threats

Adversaries operate high-delta-V spacecraft, conducting RPO near U.S. and allied assets across multiple orbital regimes. Cislunar orbits offer concealed staging for adversary satellites positioned to threaten U.S. assets in GEO and beyond, and cislunar vantage could enable adversary surveillance, threat assessment and coordination of offensive space operations. Adversaries are also jamming and spoofing positioning, navigation and timing (“PNT”) satellites, degrading allied military and commercial navigation. Meanwhile, U.S. assets expend limited propellant to evade or reposition, thereby shortening their mission life and degrading their operational readiness.

The U.S. lacks persistent space-to-space detection and tracking needed to anticipate adversary action. We believe that resilient, maneuverable PNT alternatives are required to sustain joint force operations under denial, and that Quantum Space will deliver the high delta-V maneuverability, and the on-orbit refueling for operational flexibility across orbits that the U.S. currently lacks.

Increased Investment in Space Defense

The U.S. Space Force budget has grown steadily in recent years, from approximately $15 billion in 2021 to approximately $40 billion in 2026, with a significant funding boost to $71 billion contemplated in the 2027 budget, including for programs supporting the Golden Dome missile defense initiative. We believe this reflects space defense becoming a growing national priority. National security space spending is projected to increase 3x to 5x, a missile defense program with a total initial size of $175 billion is underway, and multiple contracts worth $1 billion or more are expected to be awarded in 2026 and 2027.

Congestion in Low Earth Orbit

We believe access to higher orbits is critical to securing the high ground in space. LEO offers easy access but is congested, contested, and fragile, with more than 10,000 assets threatened by anti-satellite weapons (“ASAT”), cyber and electronic warfare, and high-altitude nuclear and electromagnetic pulse (“EMP”) events. MEO is key for GPS, national security, and emerging commercial business, and GEO is critical for commercial communication, imaging, and national security. We view cislunar space as the strategic high ground and waypoint to other orbits, which we believe could become the site of the first space city.

Evolution of Space Demand

We believe the space economy will move beyond LEO in three waves. Wave 1, launch-enabled satcom and Earth observation; Wave 2, proliferation of LEO constellations; and Wave 3, maneuverability and flexibility at higher orbits at the right cost point. We believe Quantum Space is positioned to lead these waves of space demand.

Our Business Strategy

We are pursuing several key growth strategies to capitalize on our position in the orbital economy.

Leveraging First-Mover Advantage

We believe we are unmatched in maneuverability and on-orbit extended endurance, positioned as an industry leader in maneuverability as compared to peer companies. We aim to capitalize on this first-mover advantage as a catalyst for growth in a disruptive sector, and we believe our 17 patents, reflecting our issued, filed, pending patents and provisional applications, offer a robust IP moat that provides us with a compelling opportunity to capture market share as the competitive landscape evolves.

Expanding National Security Programs

We believe a major growth opportunity lies in broadening our reach across national security missions. We already have meaningful traction in this market today, including a $16 million contract with the U.S. Space Force for cislunar payload and data services, a $36 million proposal with the Department of War for a GEO fuel depot supporting competitive endurance, a $30 million proposal with DARPA for cislunar space superiority, and a $4 million contract with the Air Force Research Laboratory for multi-mode propulsion supporting long-life, flexible missions.

We have also developed a pipeline of potential opportunities with an unweighted value of approximately $5.2 billion, spanning space superiority and space control (~$1.3 billion), communication and data services (~$1.3 billion), space situational awareness and remote sensing (~$1.0 billion), refueling of other satellites (~$0.5 billion), orbital transportation (~$0.4 billion), and satellite life extension of high-value GEO assets (~$0.7 billion, which we view as a longer-term opportunity). We are pursuing this pipeline through a phased development and deployment approach, non-dilutive government funding, strategic asset acquisitions, and a growing intellectual property portfolio. We believe our strong, patented capabilities uniquely position us to secure these and future government contracts.

We are substantially dependent on contracts with the U.S. government and its agencies, including the U.S. Space Force, the Department of War and the Air Force Research Laboratory, and we expect this dependence to continue for the foreseeable future.

Pursuing Commercial Applications

Our long-term business model is aimed at establishing a leading position in high energy orbit markets. We believe the commercial space sector offers significant potential for future growth, including through communication & data services, satellite life extension, and refueling. We plan to leverage our government successes to develop the commercial customer relationships necessary for the next phase of growth.

Phased Implementation Strategy

Our strategy is structured around a phased implementation approach to ensure efficient use of capital for scaling:

•        Phase 1: Product Sales:    Leveraging our Ranger Pathfinder development and mid-2027 launch, we are targeting production sales of Scout by 2028, including for national security missions such as potential Andromeda task orders. In tandem, we are developing our larger Ranger for its first launch as a GEO Fuel Depot with non-dilutive funding from our DoW contract. We are developing the Ranger production line for marketing to USSF and NASA.

•        Phase 2: Data & Platform Services:    By 2030, we intend to offer data and logistic services to our growing customer base, including communication and data services, refueling, and space domain awareness data from both Scout and Ranger spacecraft. By offering sales and services from both smaller Scout and larger Ranger platforms we increase revenue opportunities.

We believe this business model provides visibility into future cash flows, supported by a robust and well-defined pipeline. We are focused on scaling revenue while improving margins.

Refuelable Architecture, Large Fuel Capacity and Long Operational Life

Scout is refuelable and modular, allowing it to be serviced on orbit. Ranger serves as an orbital depot and is expected to contain one of the largest storable fuel capacities in the industry, with an estimate of approximately 1,000 kg of deliverable fuel for maximum maneuverability. Ranger as depot and Scout as client are being co-developed as a matched set. This gives both product lines a competitive advantage for contracts in the growing refueling market. Ranger’s long duration is designed to maximize revenue per platform, with an extended satellite useful life and more fuel available than today’s spacecraft, extending the useful life of the high-value assets it services.

Proven Program Execution

Our leadership team brings together decades of experience across government, engineering and public markets. Our CEO, Jim Bridenstine, is the 13th Administrator of NASA and led the creation of its Artemis program; our Executive Chairman, Dr. Kam Ghaffarian, has built category-defining aerospace and energy companies including Intuitive Machines, Axiom Space and X-Energy; and our team includes veterans of NASA Goddard, the White House National Space Council, Blue Origin and Northrop Grumman. Our Chief Financial Officer, Adarsh Parekh, previously served as Chief Financial Officer of Sidus Space and, before that, as Chief Financial Officer of Terran Orbital, where he led that company’s sale to Lockheed Martin. We believe this combination of national security, engineering and public-company experience positions us to execute on Ranger and scale Quantum Space as a public company.

Distributed Manufacturing Footprint

To meet demand, we are expanding our U.S. manufacturing footprint. We announced a new manufacturing facility in Tulsa, Oklahoma, which will serve as our primary site for large propulsion tank manufacturing and precision spacecraft parts production. The facility complements our propulsion integration and test capabilities in Hawthorne, California and our engineering headquarters in Rockville, Maryland. Together, these sites form a distributed network built to produce Ranger and Scout at scale. Oklahoma was a deliberate choice: the state offers deep aerospace heritage and a skilled precision-manufacturing workforce. We intend to begin facility modifications in July 2026, with initial operational capability targeted for the first quarter of 2027.

Strategic Asset Acquisitions

We have grown our capabilities through strategic asset acquisitions, including our acquisition of Phase Four’s multi-mode propulsion assets and a state-of-the-art integration and test facility in Hawthorne, California, strengthening our ability to deliver highly maneuverable, persistent and cost-efficient platforms to our national security, civil and commercial customers.

Our Competition

We believe we are differentiated in maneuverability and on-orbit endurance as compared to our competitors, positioned to become an industry leader in maneuverability with an operational lifetime. Competition in our addressable market includes companies such as Impulse Space (orbit transfer), Northrop Grumman (satellite servicing and refueling), and traditional defense contractors including Boeing, and Lockheed Martin, as well as emerging commercial space companies developing maneuverable and refuelable spacecraft platforms, on-orbit servicing capabilities, and related space infrastructure.

Research and Development

Research and development activities are integral to our business, and we follow a disciplined approach to investing our resources to create new technologies and solutions. A fundamental part of this approach is a well-defined screening process that helps us identify opportunities that support current and desired technological capabilities in the orbital economy. Our research includes the expansion of Ranger’s core capabilities to include refueling, rendezvous and proximity operations, docking spacecraft, grappling of resident space objects, multi-mode propulsion with hydrazine and oxidizers, multi-mode with arcjets, autonomous operations, structural conformal propellant tanks, flatpack avionics, and other features.

Raw Materials and Suppliers

We depend on third-party suppliers and manufacturers for certain raw materials, propellants, and components used in Ranger and Scout, including structural materials, avionics and electronic components, and propulsion-related materials such as hydrazine and other propellants. Some of these materials and components are available from a limited number of suppliers, and in certain cases from a single source. Although we believe that we could identify alternative sources for most of these materials and components if needed, a change in suppliers could require product redesign, requalification, or additional regulatory review and could result in significant delay. We have not experienced material difficulty to date in obtaining the raw materials and components necessary for our operations, but our reliance on a limited number of suppliers could adversely affect our ability to deliver our products and services on schedule.

Environmental Matters

Our operations, including our propulsion integration and test activities in Hawthorne, California and our planned manufacturing operations in Tulsa, Oklahoma, are subject to federal, state and local environmental laws and regulations governing, among other things, the handling, storage, use and disposal of hazardous materials, energetic materials and propellants, as well as air emissions, wastewater discharges and remediation of contamination. We have incurred, and expect to continue to incur, costs to comply with these requirements, including costs associated with permitting, environmental monitoring and pollution control equipment at our facilities. To date, the costs of complying with environmental laws have not been material to our business, financial condition or results of operations, and we do not currently anticipate material capital expenditures for environmental compliance purposes. However, environmental laws and regulations, and the manner in which they are enforced, are subject to change, and we cannot predict the impact of new or more stringent requirements, including in connection with the handling of energetic and other potentially hazardous materials at our manufacturing facilities.

Employees

As of the date of this proxy statement/prospectus, Quantum Space had 135 employees. Approximately two-thirds of Quantum Space employees are engineers, spanning propulsion, systems engineering, GNC, avionics, and optics, with the remainder in program management and general and administrative functions, including finance and human resources.

Facilities

Quantum Space corporate and engineering headquarters are in Rockville, Maryland. This facility, which we lease, serves as our principal executive office and houses our corporate, engineering and mission development functions. We also lease a propulsion integration and test facility in Hawthorne, California, which we acquired in connection with our acquisition of certain Phase Four propulsion assets. We are developing a manufacturing facility in Tulsa, Oklahoma that will serve as our primary site for propulsion tank manufacturing and precision spacecraft parts production. Together, these sites are adequate to meet our current needs and form a distributed network built to produce Scouts and Rangers at scale. We believe that suitable additional space will be available as and when needed on commercially reasonable terms.

Intellectual Property

Our success depends in part upon our ability to protect and grow our core technology and intellectual property portfolio. To establish and protect our proprietary rights, we rely on a combination of intellectual-property rights (e.g., patents, trademarks, copyrights, and trade secrets including know-how and expertise) and contracts (e.g., license agreements, confidentiality and non-disclosure agreements with third parties, and employee and contractor disclosure and invention assignment agreements).

We own or have exclusive rights to patents, trademarks, copyrights, trade secrets, and other intellectual property rights in the United States and abroad that support us and the respective brands, products and services we deliver. We have 17 patents, including issued, filed, pending and provisional, which we believe offer a robust IP moat, including with respect to our high mass fraction propulsion and tank architecture.

We believe that our differentiated, strong portfolio of patented capabilities for high mobility spacecraft and our brand reputation provide us with a competitive advantage.

In the future, we intend to continue to seek intellectual property protection for our new products, technologies and designs, and exercise our rights to exclusively use these valuable assets.

Government Regulation

We are subject to various local, state, federal and international laws and regulations relating to the development, manufacturing, sale and distribution of our products, systems and services, and it is our policy to comply with the applicable laws in each jurisdiction in which we conduct business. Regulations include but are not limited to those related to import and export controls, corruption, bribery, environment, government contracting, spectrum use, competition, product safety, workplace health and safety, employment, labor and data privacy.

The commercialization of Scouts and Rangers and the provision of on-orbit servicing, refueling and data services will require certain regulatory authorizations and licenses from U.S. government agencies with jurisdiction over launch and reentry, on-orbit operations, spectrum use, and remote sensing, as well as compliance with applicable U.S. export control laws and regulations.

Furthermore, non-U.S. operations, if any, are subject to the laws and regulations of foreign jurisdictions, which may include regulations that are more stringent than those imposed by the U.S. government on our U.S. operations.

Government Contracting Process

We sell a significant portion of our products and services under contracts with the U.S. government. Certain important aspects of our government contracts are described below.

Proposal Process

Most of our current government contracts were awarded through a competitive proposal process. The U.S. government awards competitive contracts based on solicitations that describe the procuring agency’s needs and establish proposal evaluation and source selection criteria. Each interested supplier prepares a proposal in response to the agency’s solicitation. Proposals usually must be prepared in a short time period in response to a deadline identified in the solicitation, and the proposal effort requires extensive involvement of numerous technical and administrative personnel. Following award announcements, unsuccessful offerors may challenge the agency’s award decision in a proceeding known as a “bid protest.”

Funding

The funding of U.S. government programs is subject to Congressional appropriations. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis, even though a program may continue for many years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations.

The U.S. military funds its contracts for maneuverable spacecraft and on-orbit servicing capabilities either through operational need statements or as programs of record, such as the Andromeda program and the missile defense program supporting Golden Dome. Operational need statements require allocations of discretionary spending or reallocations of funding from other government programs. A program of record is a program that, after undergoing extensive government review and product testing, is included in the five-year government budget cycle, meaning that funding is allocated for purchases under these contracts during the five-year cycle, absent affirmative action by the customer or Congress to change the budgeted amount. Despite being included in the five-year budget cycle, funding for these programs is subject to annual appropriations.

Material Government Contract Clauses

All contracts with the U.S. government contain clauses, and are subject to laws and regulations, that give the government rights and remedies not typically found in commercial contracts. Examples of these rights bestowed to the government may include the right to:

•        terminate existing contracts for convenience, in whole or in part, when it is in the interest of the government to do so;

•        terminate contracts for default upon the occurrence of certain enumerated events;

•        unilaterally modify contracts with regard to certain performance requirements;

•        terminate contracts (including multi-year contracts) and related orders if funds become unavailable and/or for contract performance;

•        obtain rights in, or potentially ownership of, intellectual property developed or delivered by a contractor as a result of its performance of the contract;

•        adjust contract costs and fees on the basis of audits completed by its agencies;

•        suspend or debar a contractor from doing business with the U.S. government; and

•        control or prohibit the export of certain items.

Generally, government contracts are subject to oversight audits by government representatives. Compensation, if any, in the event of a termination for default is limited to payment for work completed at the time of termination. In the event of a termination for convenience, the contractor may receive the contract price for completed work, as well as its costs of performance of terminated work including an allowance for profit and reasonable termination settlement costs.

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations. We may become involved in material legal proceedings in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF QUANTUM SPACE

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes of Quantum Space. LLC included elsewhere in this prospectus/proxy statement. This discussion contains forward-looking statements reflecting our current expectations, estimates, and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Unless the context otherwise requires, all references in this section to the “Company,” “Quantum Space,” “we,” “us,” “our” or similar terms refer to Quantum Space, LLC and its subsidiaries.

Overview

We envision transforming space commerce beyond Earth orbit by providing the space infrastructure required to travel through and operate in deep space more safely, reliably, cost-effectively, and routinely, and we believe we are positioned to become a leader of the new orbital economy. Our satellite platform, Ranger, is designed to be an enduring, highly maneuverable satellite platform, revolutionizing the economics and flexibility of operations in higher orbits. Ranger integrates multi-mode propulsion for speed, efficiency, and flexibility. Ranger is designed to have one of the largest storable fuel capacities on the market for maximum maneuverability, a refuelable and modular design built for the future, and long duration to maximize revenue per platform. We believe Ranger can deliver a significant reduction in cost beyond low Earth orbit, launch cost savings, extended satellite useful life, and more delta-velocity than other platforms, allowing customers to go anywhere, anytime, efficiently.

We believe that Quantum Space will be able to deliver the maneuverability, refueling and orbital reach that the U.S. lacks, and that we are positioned to lead the next wave of space demand as the space economy moves beyond low Earth orbit, from the proliferation of LEO constellations toward maneuverability and flexibility at higher orbits at the right cost point. We believe we are positioned to disrupt the $100 billion orbital infrastructure market through a phased business model anchored by product sales, data & platform services, refueling, and satellite life extension. We also believe our 17 patents, including our issued and pending patents and filed applications, offer a robust and expanding intellectual property moat, built on our high mass fraction propulsion and tank architecture and our autonomous rendezvous and proximity operations capabilities.

Quantum Space intend to field two complementary spacecraft classes: Scout-class and Ranger-class. Scout-class spacecraft are small, modular, highly maneuverable satellites focused on data collection, space domain awareness, communications, and space weather forecasting. Scout spacecraft are designed to berth onto Ranger vehicles for refueling, servicing, and redeployment.

Ranger-class spacecraft are large, high-powered orbital transfer vehicles designed for deep-space transport, deploying payloads including Scout satellites, and on-orbit servicing. Ranger is designed to have one of the largest storable fuel capacities in the industry, for maximum maneuverability. This flagship spacecraft has larger solar arrays and advanced electric propulsion, designed as a high-performance workhorse for space defense and satellite servicing missions across LEO, GEO, and cislunar orbits.

Our Business Strategy

We are pursuing several key growth strategies to capitalize on our position in the orbital economy.

•        Leveraging First-Mover Advantage:    We believe we are unmatched in maneuverability and on-orbit endurance, positioned as an industry leader in maneuverability as compared to peer companies, with an expected 15-year lifetime. We aim to capitalize on this first-mover advantage as a catalyst for growth in a disruptive sector, and we believe our 17 patents, reflecting our issued and pending patents and filed applications, offer a robust IP moat that provides us with a compelling opportunity to capture market share as the competitive landscape evolves.

•        Expanding National Security Programs:    We believe a major growth opportunity lies in broadening our reach across national security missions. We already have meaningful traction in this market today, including a $16 million contract with the U.S. Space Force for cislunar payload and data services, a $36 million proposal with the Department of War for a GEO fuel depot supporting competitive endurance, a $30 million proposal with DARPA for cislunar space superiority, and a $4 million contract with the Air Force Research Laboratory for multi-mode propulsion supporting long-life, flexible missions. We have also developed a pipeline of potential opportunities with an unweighted value of approximately $5.2 billion. We believe our best-in-class, patented capabilities uniquely position us to secure these and future government contracts.

•        Pursuing Commercial Applications:    Our long-term business model is aimed at establishing a leading position in high energy orbit markets. We believe the commercial space sector offers significant potential for future growth, including through communication & data services, satellite life extension, and refueling. We plan to leverage our government successes to develop the commercial customer relationships necessary for the next phase of growth.

Our strategy is structured around a phased implementation approach to ensure efficient use of capital for scaling:

•        Phase 1: Product Sales:    Leveraging our Ranger Pathfinder development and mid-2027 launch, we are targeting production sales of Scout platforms by 2028, including for national security missions such as potential Andromeda task orders. In tandem, we are developing our larger Ranger platform for its first launch as a GEO Fuel Depot with non-dilutive funding from our DoW contract. We are developing the Ranger production line for marketing to USSF and NASA.

•        Phase 2: Data & Platform Services:    By 2030, we intend to offer data and logistic services to our growing customer base, including communication & data services, refueling and space domain awareness data from both Scout and Ranger spacecraft. By offering sales and services from both smaller Scout and larger Ranger platforms we increase revenue opportunities.

We believe this business model provides visibility into future cash flows, supported by a robust and well-defined pipeline. We are focused on scaling revenue while improving margins.

Key Factors Affecting Our Performance

We believe that our future success and financial performance depend on a number of factors that present significant opportunities for our business, but also pose risks and challenges, including those discussed below and in the section of this prospectus entitled “Risk Factors.”

Our ability to expand commercial operations

Quantum Space is a development stage company with limited commercial operations to date. As such, Quantum Space’s business model is dependent on Quantum Space’s commencing and expanding government and commercial operations. Quantum Space currently anticipates satisfying certain customer milestones pursuant to an Indefinite Delivery/Indefinite Quantity contract with the U.S. Space Force. However, Quantum Space’s ability to generate revenue under this contract depends on the U.S. Space Force issuing task orders that Quantum Space must compete to be awarded, which is at the government’s sole discretion. There is no material obligation for the government to purchase Quantum Space’s services under the Andromeda Contract, which has an IDIQ ceiling value of more than $6.2 billion, reflecting the maximum shared contract value across all 14 awardees. See the section entitled “Information about Quantum Space — Andromeda Contract.” In addition, Quantum Space’s failure to test and finalize the Ranger and Scout platforms in a timely manner could result in Quantum Space being unable to commercialize Quantum Space’s technology on Quantum Space’s anticipated timeframe. Quantum Space currently depends on the U.S. government for funding given that they are Quantum Space’s largest customer. Delays in achieving technical milestones or customer acceptance may defer or reduce payments and revenue recognition. Quantum Space’s expected per-spacecraft fees and adoption assumptions may not materialize, compressing margins and growth.

Our ability to capitalize on our existing relationships

Quantum Space derives a significant portion of its revenue from existing customers that expand their relationships with Quantum Space. Increasing the size and number of the deployments of Quantum Space’s existing customers is a major part of Quantum Space’s growth strategy. Quantum Space may not be effective in executing this or any other aspect of Quantum Space’s growth strategy. To the extent the U.S. government stops supporting the initial development of Quantum Space’s technology, Quantum Space’s ability to commence and expand commercial operations, including across the civil and commercial sectors, will be significantly impaired.

Quantum Space’s ability to renew or expand Quantum Space’s customer relationships may decrease or vary as a result of a number of factors, including Quantum Space’s customers’ satisfaction or dissatisfaction with Quantum Space’s platforms and services, Quantum Space’s platforms’ reliability, Quantum Space’s pricing, the effects of general economic conditions, competitive offerings or alternatives, or reductions in Quantum Space’s customers’ spending levels. If Quantum Space’s customers do not renew or expand their agreements with Quantum Space or if they renew their contracts for shorter lengths or on other terms less favorable to Quantum Space, Quantum Space’s revenue may grow more slowly than expected or decline, and Quantum Space’s business could suffer. Quantum Space’s business, financial condition, and results of operations would also be adversely affected if Quantum Space faces difficulty collecting Quantum Space’s accounts receivable from Quantum Space’s customers or if Quantum Space is required to refund customer funds.

Our ability to execute on our business strategy

Ranger, our flagship maneuverable satellite platform, remains under development. We have not yet completed development of, manufactured, launched, or delivered a fully operational Ranger vehicle to a customer, and no Ranger vehicle has yet demonstrated on-orbit maneuverability, refueling, servicing, or rendezvous and proximity operations capabilities in space. We are advancing Ranger in two stages, our Ranger Pathfinder, which is targeting first flight in June 2027, and our Ranger production platform, which we expect to be mission ready in late 2028, and we are concurrently developing certain enabling capabilities, including multi-mode propulsion, a refueler, and rendezvous and proximity operations systems, that we plan to integrate into the production platform as it matures. There can be no assurance that Ranger Pathfinder will launch on its currently planned timeline, that it will operate as intended if launched.

The development of a spacecraft with the capabilities we are targeting for Ranger is complex, involves technology that has not been flight-proven at scale, and is subject to significant engineering, manufacturing, regulatory, and financial risk. We may encounter unanticipated technical challenges, design flaws, part failures, delays in the availability of components or raw materials, quality-control issues, or manufacturing constraints at our facilities, including our recently acquired Hawthorne, California integration and test facility and our planned Tulsa, Oklahoma manufacturing facility, which has not yet reached full operational capability. Spacecraft of this size and complexity have historically experienced anomalies during ground testing, launch, and on-orbit operation, including propulsion, power, and deployment failures, and we cannot assure you that Ranger will not experience similar setbacks.

Our business plan and our ability to compete for task orders under the Andromeda Contract and other national security, civil, and commercial opportunities depend on our ability to demonstrate that Ranger performs as intended. If we experience material delays or cost overruns in developing Ranger, if Ranger fails to perform as expected during any demonstration or operational mission, or if we are otherwise unable to successfully develop, manufacture, and deliver a fully operational Ranger vehicle on our anticipated timeline or at all, our reputation, competitive position, and relationships with the U.S. government and other current or prospective customers could be materially and adversely affected, and our business, financial condition, and results of operations would likely be materially harmed.

Our ability to obtain additional capital

Quantum Space expects to continue to incur operating losses for the foreseeable future as Quantum Space continues to expand and develop, and Quantum Space may need to raise additional capital within the next twelve to twenty-four months, including to fund spacecraft manufacturing, launch costs and facility build-out. If Quantum Space is unable to raise additional capital, Quantum Space may have to significantly delay, scale back or discontinue one or more of Quantum Space’s research and development programs. These conditions have raised substantial doubt about Quantum Space’s ability to continue as a going concern, as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Quantum Space — Liquidity and Capital Resources.”

Quantum Space’s ability to continue as a going concern is dependent upon obtaining additional capital, including through the consummation of the Business Combination and the related Closing PIPE Investments, and there can be no assurance such capital will be obtained. Quantum Space has evaluated from time to time, and Quantum Space continues to evaluate, Quantum Space’s potential capital needs in light of increasing demand for Quantum Space’s services and generally evolving technology in Quantum Space’s industry. Quantum Space may utilize one or more types of capital raising in order to fund any initiative in this regard, including the issuance of new equity securities and new debt securities, including debt securities convertible into Quantum Space’s common stock. Quantum Space’s ability to generate positive cash flows from operating activities and the extent and timing of certain capital and other necessary expenditures are subject to numerous variables, such as costs related to execution of Quantum Space’s roadmap to scalable, flight-proven propulsion, including continuing development and deployment of Ranger and other future technologies. The market conditions and the macroeconomic conditions that affect the markets in which Quantum Space operates could have a material adverse effect on Quantum Space’s ability to secure financing on acceptable terms, if at all. Quantum Space may be unable to secure additional financing on favorable terms or at all or Quantum Space’s operating cash flows may be insufficient to satisfy Quantum Space’s financial obligations under any credit facilities and other indebtedness outstanding from time to time.

Quantum Space’s ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes may be limited by future credit facilities. In the future, if Quantum Space is not in compliance with covenants set forth in Quantum Space’s credit facilities, Quantum Space may incur additional indebtedness. Events beyond Quantum Space’s control can affect Quantum Space’s ability to comply with these requirements.

Macroeconomic considerations

Geopolitical events in recent times have caused multiple supply chain disruptions for companies globally. Quantum Space’s business relies on certain critical hardware components such as propulsion valves, precision-machined tanks, and radiation-hardened electronics. If Quantum Space is unable to procure such equipment, or replacement parts (at commercial prices or at all), or they are delayed, Quantum Space’s operations may be adversely affected which would likely have a material adverse effect on Quantum Space’s business, financial condition, results of operations and prospects. If the manufacturers of such hardware are unable to obtain materials or components themselves, they may experience manufacturing delays or have to cease manufacturing altogether. Supply chain disruptions may also occur from time to time due to a range of factors beyond Quantum Space’s control, including, but not limited to, increased costs of labor, freight costs and raw material prices along with a shortage of qualified workers. Quantum Space also relies on a limited number of launch service providers to deliver Ranger and Scout to orbit, and if Quantum Space is unable to secure launch opportunities on Quantum Space’s anticipated timeline or on commercially reasonable terms, or at all, Quantum Space’s business could be materially and adversely affected.

The trade policies of the U.S., on one hand, and foreign countries on the other hand, are dynamic at the moment, and trade policies such as export/import restrictions, quotas, or tariffs, changing with either of these countries, or others, may reduce the ability of Quantum Space’s suppliers to supply Quantum Space with the equipment Quantum Space needs, or create a shortage or lack of components necessary for their manufacture, particularly given the sensitivity of space and propulsion technology under the U.S. ITAR and EAR.

Uncertainties due to evolving laws and regulations could also impede the ability of a foreign-based company to obtain or maintain permits or licenses required to conduct business in various markets. Changes in any of these policies, laws and regulations, or the interpretations thereof, could have a negative impact on Quantum Space’s business.

Such supply chain disruptions have the potential to cause material impacts to Quantum Space’s operating performance and financial position if the delivery of equipment for use in Ranger or Scout is delayed.

Our ability to obtain and maintain regulatory approvals at federal, state and local levels

Quantum Space may experience delays and additional costs to receive one or more of the licenses, permits or other authorizations required to launch and operate Ranger. Quantum Space may be unable to obtain or maintain relevant regulatory approvals for the commercialization or operation of Quantum Space’s technologies or services, either in the United States or in foreign markets. To the extent Quantum Space sources components or materials from overseas suppliers, applicable export control and import regulations, including ITAR and EAR, may apply and could impose additional compliance obligations or restrictions on Quantum Space’s supply chain.

Any inability to obtain, delay in obtaining (including as a result of a government shutdown or funding shortages), or change in, needed licenses, authorizations, or approvals, could have an adverse effect on Quantum Space’s ability to meet Quantum Space’s research and development, manufacturing, and launch commitments, or expand Quantum Space’s business.

Components of Our Results of Operations

Revenue

We generate revenue from contracts, primarily with commercial enterprises and the U.S. government. We enter into contracts to provide hardware development, integration, engineering support, software modification, and related services under both firm-fixed-price (“FFP”) and time-and-materials (“T&M”) arrangements. For T&M contracts, revenue is recognized over time as the services are performed as the customer simultaneously receives and consumes the benefits provided by the Company’s performance. We generally apply the right-to-invoice practical expedient as provided under ASC 606 because the invoiced amount corresponds directly with the value transferred to the customer for performance completed to date. Accordingly, revenue is recognized as services are performed and as reimbursable costs are incurred to the extent such amounts are contractually billable. For more information on how we recognize our revenues under FFP contracts, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Revenue Recognition.”

Other income

Other income consists of income generated through a government grant to support technological innovation within the aerospace industry and is part of our on-going operations.

Operating expenses

Direct costs

Direct costs consist of the costs of producing goods and providing services to generate revenue, and primarily include materials, labor, and subcontracting costs. For each contract, we monitor the nature and amount of costs at the contract level, which serves as the basis for estimating the total cost to complete the contract. These costs are mainly related to production, assembly, integration, testing, and other contract-specific activities.

Selling, general and administrative

Selling, general and administrative expenses primarily include employee compensation and benefits, including unit-based compensation for personnel supporting corporate operations, including executive leadership, finance, accounting, tax, legal, information technology, marketing, and human resources, along with office occupancy costs, professional services, the amortization of the right-of-use asset for operating leases, and other general corporate expenses.

Research and development

We conduct research and development activities related to the design and development of our spacecrafts. The costs incurred in conducting research and development primarily include materials, subcontractor costs, labor, rent, utilities, and maintenance. Additionally, the cost of equipment with no alternative future use after its use in the development research and development activity is recorded as a research and development expense.

Depreciation and amortization

Depreciation and amortization consist of depreciation and amortization related to property and equipment, finance lease right-of-use assets and finite lived intangible assets.

Other income (expense)

Interest expense

Interest expense consists of interest associated with our promissory notes.

Interest income

Interest income consists of interest earned by us on our bank balances.

Other expense, net

Other expense, net consists of the loss on extinguishment of debt is related to settlement of promissory notes into Series A Units and remeasurement and extinguishment losses associated with certain financial instruments.

Results of Operations

The following tables set forth our results of operations for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of future results.

Comparison of Years Ended December 31, 2025 and 2024

The following tables set forth our historical results for the periods indicated and the changes between periods:

	Years Ended December 31,
($ in thousands)	2025	2024	$ Change	% Change
Revenue	$13,563	$1,725	$11,838	686%
Other income	—	1,000	(1,000)	(100)%
Total revenue and other income	13,563	2,725	10,838	398%
Operating expenses
Direct costs	11,442	1,341	10,101	753%
Selling, general and administrative	8,448	9,265	(817)	(9)%
Research and development	11,577	8,012	3,565	44%
Depreciation and amortization	432	4	428	10,700%
Total operating expenses	31,899	18,622	13,277	71%
Loss from operations	(18,336)	(15,897)	(2,439)	15%
Other income (expense)
Interest expense	(1,162)	(424)	(738)	174%
Interest income	255	62	193	311%
Other expense, net	(5,668)	(2,960)	(2,708)	91%
Total other income (expense), net	(6,575)	(3,322)	(3,253)	98%
Net loss	$(24,911)	$(19,219)	$(5,692)	30%

Revenue

	Years Ended December 31,
($ in thousands)	2025	2024	$ Change	% Change
U.S. Government	$13,303	$1,282	$12,021	938%
Commercial	260	443	(183)	(41)%
Total revenue	$13,563	$1,725	$11,838	686%

Revenue increased by $11.8 million, or 686%, to $13.5 million for the year ended December 31, 2025 compared to $1.7 million for the year ended December 31, 2024. Revenues generated for the year ended December 31, 2025 were principally generated from a U.S. government contract beginning in April 2025, which was structured as both a FFP and T&M arrangement. Revenues generated for the year ended December 31, 2024 were comprised principally from three short-term revenue contracts which ended during 2024.

Other income

	Years Ended December 31,
($ in thousands)	2025	2024	$ Change	% Change
Other income	$—	$1,000	$1,000	(100)%

The decrease in other income of $1.0 million during the year ended December 31, 2025 was related to the $1.0 million of government grant income from the State of Maryland recognized during the year ended December 31, 2024.

Operating expenses

Direct costs

	Years Ended December 31,
($ in thousands)	2025	2024	$ Change	% Change
Direct costs	$11,442	$1,341	$10,101	753%

Direct costs increased by $10.1 million, or 753%, to $11.4 million for the year ended December 31, 2025 compared to $1.3 million for the year ended December 31, 2024. The increase was primarily due to an increase of $10.1 million in direct material costs, which was driven by a contract with the U.S. government entered into during 2025 described in the “Revenue” section above.

Selling, general and administrative

	Years Ended December 31,
($ in thousands)	2025	2024	$ Change	% Change
Selling, general and administrative	$8,448	$9,265	$(817)	(9)%

Selling, general and administrative had an immaterial decrease for the year ended December 31, 2025 compared to the year ended December 31, 2024.

Research and development

	Years Ended December 31,
($ in thousands)	2025	2024	$ Change	% Change
Research and development	$11,577	$8,012	$3,565	44%

Research and development increased by $3.6 million, or 44%, to $11.6 million for the year ended December 31, 2025 compared to $8.0 million for the year ended December 31, 2024. The increase was mainly due to the increased materials and labor expenses for the design and development of the Ranger Spacecraft.

Depreciation and amortization

	Years Ended December 31,
($ in thousands)	2025	2024	$ Change	% Change
Depreciation and amortization	$432	$4	$428	10,700%

Depreciation and amortization was $0.4 million for the year ended December 31, 2025 compared to an immaterial amount recognized for the year ended December 31, 2024. The increase was due to the acquisition of certain Phase Four, Inc. (“Phase4”) assets, which resulted in depreciation related to the property and equipment acquired and amortization of the finite lived intangible assets acquired. The remaining increase was related to the amortization of the right-of-use asset for a finance lease we entered into during the year ended December 31, 2025.

Other income (expense)

Interest expense

	Years Ended December 31,
($ in thousands)	2025	2024	$ Change	% Change
Interest expense	$(1,162)	$(424)	$(738)	174%

Interest expense increased by $0.7 million, or 174%, to $1.2 million for the year ended December 31, 2025 compared to $0.4 million for the year ended December 31, 2024. The increase was primarily due to $0.8 million of interest expense on promissory notes that were issued in September and October 2024 before being settled in Series A Preferred Units in December 2025.

Interest income

	Years Ended December 31,
($ in thousands)	2025	2024	$ Change	% Change
Interest income	$255	$62	$193	311%

Interest income increased by $0.2 million, or 311%, to $0.3 million for the year ended December 31, 2025 compared to $0.1 million for the year ended December 31, 2024. The increase was primarily due to increased cash on hand during the year ended December 31, 2025 compared to the year ended December 31, 2024.

Other expense, net

	Years Ended December 31,
($ in thousands)	2025	2024	$ Change	% Change
Other expense, net	$(5,668)	$(2,960)	$(2,708)	91%

Other expense, net increased by $2.7 million, or 91%, to $5.7 million for the year ended December 31, 2025 compared to $3.0 million for the year ended December 31, 2024. This is primarily driven by a $1.8 million expense related the settlement of promissory notes into Series A Preferred Units in December 2025 and a $3.9 million expense related to the extinguishment of certain existing Series A Preferred Units and the issuance of new Series A Preferred Units. In the year ended December 31, 2024, no such transactions occurred however the Company recognized a $2.9 million expense related to the remeasurement of certain financial instruments associated with the Series A Preferred Units.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe that EBITDA and Adjusted EBITDA, which are non-GAAP financial measures, provide investors with additional useful information in evaluating our performance. We define EBITDA as net loss before interest expense or income, income tax expense or benefit, and depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted for unit-based compensation and other one-time, non-recurring items.

We believe that each of these non-GAAP financial measures provide additional information to evaluate our operations and, when considered with both our U.S. GAAP results and the reconciliation to the closest comparable U.S. GAAP measures, provide a more complete understanding of our business than could be obtained absent this disclosure. We use the non-GAAP financial measures, together with U.S. GAAP financial measures, such as net revenue and cash flow from operations, to assess our historical and prospective operating performance, to provide meaningful comparisons of operating performance across periods, to enhance our understanding of our operating performance, and to compare our performance to that of our peers and competitors.

The non-GAAP financial measures are presented here because we believe they are useful to investors in assessing the operating performance of our business without the effect of non-cash items, and other items as detailed below. The non-GAAP financial measures should not be considered in isolation or as alternatives to net loss, loss from operations or any other measure of financial performance calculated and prescribed in accordance with U.S. GAAP. Our non-GAAP financial measures may not be comparable to similarly titled measures in other organizations because other organizations may not calculate non-GAAP financial measures in the same manner as we do.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net loss, the most directly comparable financial measure presented in accordance with U.S. GAAP.

	Years Ended December 31,
($ in thousands)	2025	2024
Net loss	$(24,911)	$(19,219)
Depreciation and amortization	432	4
Interest expense	1,162	424
Interest income	(255)	(62)
EBITDA	(23,572)	(18,853)
Unit-based compensation	1,688	2,208
Loss on extinguishment of debt	1,811	—
Expense related to non-SLR holder’s Series A preferred units	3,857	—
Expense related to recognition of side letter right liability	—	102
Change in fair value of financial instruments	—	2,911
Adjusted EBITDA	$(16,216)	$(13,632)

Liquidity and Capital Resources

We assess our liquidity in terms of our ability to generate adequate amounts of cash to meet current and future needs. Our expected primary uses of cash on a short- and long-term basis are for working capital requirements, capital expenditures, and other general corporate services. Our primary working capital requirements are for project execution activities including purchases of materials, subcontracted services and payroll which fluctuate during the year, driven primarily by the timing and extent of activities required on new and existing projects. Management expects that future operating losses and negative operating cash flows may increase from historical levels because of additional costs and expenses related to the development of our technology. Consequently, our continued existence is dependent upon our ability to obtain additional capital to support our ongoing operations.

Historically, our primary source of funding to support our operations has been debt and equity financing. During the years ended December 31, 2025 and 2024, we completed successful capital raises by issuing Series A Preferred Units whereby we generated an aggregate of $19.3 million and $4.7 million of gross proceeds, respectively. During 2024, we issued $5.0 million of promissory notes to multiple related-party investors. While we have historically been successful in obtaining the capital necessary to support our operations, there is no assurance that we will be able to secure additional capital or other financing in the future. These conditions raise substantial doubt about our ability to continue as a going concern.

To meet these capital requirements, we expect to rely on our current borrowing capacity and access to debt and equity markets. However, our ability to obtain additional funding is subject to market conditions, our operating performance and market perception of our growth. Our capital needs may also vary materially from current plans if, for example, revenues do not meet expectations or we incur unforeseen expenditures.

Should our current and future liquidity sources prove insufficient, we may need to seek additional equity or debt financing. There can be no assurance that we will be able to raise additional capital. An inability to do so would adversely affect our ability to achieve our business objectives.

As further described in Note 20 to our audited consolidated financial statements included elsewhere in this prospectus/proxy statement, we entered into a business combination agreement on June 8, 2026 with Inflection Point Acquisition Corp. VI (“Inflection Point”), a publicly traded special purpose acquisition company. Following the fulfilment of customary closing conditions and the required approval by Inflection Point’s shareholders and Quantum Space’s equity holders, we expect to complete the Business Combination. Given that the closing of transaction requires a number of conditions that are outside of our control, management has not considered it in determining our ability to continue as a going concern.

Promissory Notes

In July 2024, we issued a promissory note to Escape2 LLC (“Escape2”), an entity affiliated with our Chairman who is also our principal owner, in exchange for $2.0 million of principal in cash proceeds. In September 2024, we issued an additional promissory note to Escape2 in exchange for $2.0 million of principal in cash proceeds.

In September 2024 and October 2024, we also issued promissory notes to Kerry Wisnosky, one of our executives, and IIWQ Lending LLC (“IIWQ”), an entity affiliated with one of our executives, in exchange for $0.5 million each of principal in total cash proceeds for a total principal amount of $1.0 million.

On December 12, 2025, we entered into settlement agreements with Escape2, Kerry Wisnosky and IIWQ to settle the promissory notes in a principal amount and accrued interest of $6.3 million. The promissory notes were settled outside of their stated terms in accordance with the settlement agreements via the issuance of 4,609,973, 566,447 and 562,688, respectively, of Series A Preferred Units to Escape2, Kerry Wisnosky and IIWQ in an amount equal to the principal amount plus accrued interest divided by the original issuance price per unit of Series A Preferred Units.

Convertible Notes

On September 17, 2025, we issued convertible notes with a principal amount of $3.7 million as partial consideration for the acquisition of Phase4 assets. The convertible notes do not carry a stated interest rate and shall convert into relevant units with such conversion occurring no later than September 17, 2026 (the “Maturity Date”). In the event we issue and sell preferred equity securities to investors, at any time on or prior to the Maturity Date in an equity financing in which we are valued at or greater than $250,000,000 on a post-money basis (a “Qualified Equity Financing”), then the unpaid principal amount shall automatically convert into a number of units at a conversion price equal to the lowest price paid for such equity securities by the investors in the Qualified Equity Financing multiplied by 0.90. If a Qualified Equity Financing has not been consummated on or prior to the Maturity Date, then on the Maturity Date or upon a change of control prior to the Maturity Date, the entire unpaid principal amount shall automatically convert into a number of identical Series A Preferred Units or Series A-1 Preferred Units equal to the principal amount divided by $1.3546 per unit. If an event of default has occurred and is continuing, then the holder of convertible notes, at its option, may cause the principal amount to convert into a number of identical Series A Preferred Units or Series A-1 Preferred Units equal to the principal amount divided by $1.3546 per unit.

Please refer to Note 9 — Debt of our audited consolidated financial statements included elsewhere in this prospectus/proxy statement for additional information.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Cash Flows for the Years Ended December 31, 2025 and 2024

($ in thousands)	2025	2024	Change	% Change
Net cash used in operating activities	$(14,050)	$(13,547)	(503)	4%
Net cash (used in) provided by investing activities	(1,427)	212	(1,639)	(773)%
Net cash provided by financing activities	19,197	9,669	9,528	99%

Operating Activities

For the year ended December 31, 2025, net cash used in operating activities was $14.1 million, an increase of $0.5 million from net cash used in operating activities of $13.6 million for the year ended December 31, 2024. The increase of $0.5 million was primarily due to a higher net loss of $5.7 million, reflecting our continued investment in research and development. Working capital changes partially offset the increase in net cash used in operating activities, primarily driven by a $10.9 million decrease in deferred costs reflecting the amortization of contract fulfillment costs to expense during the fulfillment of the Company’s performance obligations on contracts during the period which were previously capitalized in 2024. The working capital change is partially offset by $2.5 million increase in prepaid expenses and other current assets due to the timing of upfront payments, a $2.3 million increase in accounts receivable due to higher revenue recognized during the period, and a $3.9 million decrease in accounts payable reflecting higher payments to vendors for goods and services during the period. Net cash used in operating activities was further partially offset by non-cash charges comprising a $1.8 million loss on extinguishment of debt upon settlement of promissory notes which occurred in December 2025, a $3.9 million expense related to the extinguishment of certain existing Series A Preferred Units which occurred in 2025, and $0.4 million increase in depreciation and amortization primarily driven by the purchase of certain Phase4 assets and purchase of property and equipment in 2025. The non-cash charges were partially offset by $2.9 million expense related to the remeasurement of certain financial instruments associated with the Series A Preferred Units which occurred in 2024.

Investing Activities

For the year ended December 31, 2025, net cash used in investing activities was $1.4 million, an increase of $1.6 million from net cash provided by investing activities of $0.2 million for the year ended December 31, 2024. The increase in net cash used in investing activities was primarily attributable to the purchase of certain Phase4 assets amounting to a net cash outflow of $1.1 million as well as purchases of property and equipment amounting to $0.7 million during 2025.

Financing Activities

For the year ended December 31, 2025, net cash provided by financing activities was $19.2 million, an increase of $9.5 million from net cash provided by financing activities of $9.7 million for the year ended December 31, 2024. The increase in net cash provided by financing activities was primarily attributable to the issuance of Series A Units, which generated $19.3 million of cash during 2025, compared to $4.7 million during 2024. The year-over-year increase in net cash provided by financing activities was partially offset by the issuance of promissory notes amounting to $5.0 million in 2024.

Contractual Obligations and Commitments

In addition to our contractual obligations and commitments described under “— Liquidity and Capital Resources,” we have leases primarily of office space and equipment under operating and finance leases with non-cancelable terms with various expiration dates through 2034. As of December 31, 2025 and 2024, our non-cancelable operating lease commitments are $3.3 million and $0.8 million, respectively, of which $0.4 million and $0.3 million, respectively are due in less than one year. As of December 31, 2025, our non-cancelable finance lease commitments is $0.9 million, of which $0.5 million is due in less than one year. See Note 10 — Leases of our audited consolidated financial statements included elsewhere in this prospectus/proxy statement for more information regarding our leases.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts in the consolidated financial statements and related footnote disclosures. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We re-evaluate our estimates on an on-going basis.

The accounting estimates we use in the preparation of our consolidated financial statements will change as new events occur, more experience is acquired, additional information is obtained and our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in our reported results of operations and, if material, the effects of changes in estimates are disclosed in the notes to our financial statements. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these estimates.

The critical accounting policies that reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements include those noted below.

Revenue Recognition

For the years ended December 31, 2025 and 2024, we generated substantially all of our revenue from contracts with either commercial enterprises or the U.S. government. We enter into contracts to provide hardware development, integration, engineering support, software modification, and related services under both firm-fixed-price (“FFP”) and time-and-materials (“T&M”) arrangements. For FFP arrangements, we recognize revenue over time as the underlying goods and services are highly customized, do not have an alternative use to us, and we have an enforceable right to payment for performance completed to date. The selection of the method to measure progress toward completion requires judgment and is based on the nature of the products or services to be provided. Potential methods include an output method based on contractual milestone achievement, when management believes this method appropriately depicts performance, or an input method, such as the cost-to-cost method.

Performance obligations under a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct and are distinct in the context of the contract. To the extent a contract includes multiple promised goods or services, we apply judgment to determine whether the customer can benefit from the goods or services either on their own or together with other resources that are readily available to the customer, indicating that the goods or services are distinct, and if the promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract, indicating that the goods or services are distinct in the context of the contract. If these criteria are not met, the promised services are accounted for as a single performance obligation.

The transaction price is determined based on the consideration that we will be entitled to in exchange for transferring goods or services to the customer. Determining the transaction price requires significant judgment. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price basis. Stand-alone selling price is determined by the price at which the performance obligation is sold separately. If the stand-alone selling price is not observable through past transactions, we estimate the stand-alone selling price through an expected cost plus a margin approach.

Fair Value Measurements

We estimate fair value based on assumptions that active market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs. Fair value measurements are categorized according to the criteria below based on the lowest level of input that is significant to the overall fair value measurement of the instrument:

•        Level 1 inputs:    Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date;

•        Level 2 inputs:    Inputs other than quoted prices included within Level 1 inputs that are observable for the asset or liability, either directly or indirectly; and

•        Level 3 inputs:    Unobservable inputs for the asset or liability. These are used to measure fair value to the extent those observable inputs are not available, thereby allowing for situations in which there is minimal, if any, market activity for the asset or liability at the measurement date.

We measure the contingent consideration related to the acquisition of Phase 4 assets using Level 3 of the fair value hierarchy. The fair value of the contingent consideration is measured using the probability-weighted present value of the potential payment. The probability-weighted present value of the potential payment is based on significant unobservable inputs, including holdback amount, price of Series A-1 Preferred Units, risk free interest rate and probability of vesting. The significant unobservable inputs used in the determination of the fair value of the contingent consideration include management’s assumptions regarding price of Series A-1 Preferred Units and probability of vesting of the holdback amount. Should price of Series A-1 Preferred Units increase or decrease or should probability of vesting change as compared to the assumption used in our analysis, the fair value of the contingent consideration will increase or decrease which could be materially different from the amount actually recorded.

We measure the fair value of the Side Letter Right liability using Level 3 of the fair value hierarchy. The fair value of Side Letter Right liability is measured using the option pricing method of allocation. The option pricing method of allocation is based on significant unobservable inputs, including expected term, expected volatility, and risk free interest rate.

Unit-Based Compensation

We account for unit-based compensation in accordance with the guidance in ASC 718, Compensation — Stock Compensation, which requires the measurement and recognition of compensation expense for all unit-based awards made to employees and nonemployees in the consolidated statements of operations. We recognize unit-based compensation expense for profits interest units (“PIUs”) by estimating the fair value of stock options on the grant date using the Black-Scholes option-pricing model. The grant-date fair value is recognized on a straight-line basis over the total requisite service period of the entire award, while ensuring that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date fair value of the award that is vested at that date.

This model requires subjective assumptions, which involve significant judgment. Our key assumptions are:

•        Risk-Free Interest Rate.    The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the grant date for maturities comparable to the expected term of the award.

•        Expected Term.    The expected term of PIUs is estimated using simplified method, as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. Under this method, the expected term is calculated as the midpoint between the weighted-average vesting date and the contractual term of the PIUs.

•        Expected Dividend Yield.    We have not paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero was used.

•        Expected Volatility.    As there is not a trading history of our equity, the expected volatility is determined based on the historical stock volatilities of comparable companies. Comparable companies consist of public companies in our industry, which are similar in size, stage of life cycle, and financial leverage.

Because these assumptions are subjective, our stock-based compensation expense could be materially different if we used different assumptions.

Emerging Growth Status Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Quantum Space elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Quantum Space, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time Quantum Space is no longer considered to be an emerging growth company. At times, Quantum Space may elect to early adopt a new or revised standard.

In addition, Quantum Space intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, Quantum Space intends to rely on such exemptions, Quantum Space is not required to, among other things: (a) provide an auditor’s attestation report on Quantum Space system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

Quantum Space will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of Quantum Space first fiscal year following the fifth anniversary of the Business Combination, (b) the last date of Quantum Space’s fiscal year in which Quantum Space has total annual gross revenue of at least $1.235 billion, (c) the date on which Quantum Space is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which Quantum Space has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Recent Accounting Pronouncements

Please refer to Note 2 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements of the notes to our audited consolidated financial statements included elsewhere in this prospectus/proxy statement for additional information.

EXECUTIVE AND DIRECTOR COMPENSATION OF QUANTUM SPACE

In this section, “we,” “us” and “our” generally refer to Quantum Space in the present tense or New Quantum Space from and after the Business Combination.

This section discusses the material components of the executive compensation program for our executive officer who is named in the “2025 Summary Compensation Table” below, as well as our new executive officers. In 2025, Kerry Wisnosky, our Chief Executive Officer, was our only “named executive officer.”

In May 2026, Jim Bridenstine succeeded Mr. Wisnosky as our Chief Executive Officer. In June 2026, Adarsh Parekh was appointed as our Chief Financial Officer. Neither Mr. Bridenstine nor Mr. Parekh served as an executive officer of Quantum Space during fiscal year 2025, and neither is a “named executive officer” for purposes of the 2025 Summary Compensation Table below; however, information regarding their respective compensation arrangements entered into in connection with their appointments is discussed below under “— New Executive Officer Compensation.”

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the Business Combination may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officer for the years ended December 31, 2025 and December 31, 2024.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Stock Awards ($)(2)		All Other Compensation ($)(3)	Total ($)
Kerry Wisnosky	2025	299,943	(4)	36,593	66,597	(6)	10,365	413,498
Chief Executive Officer	2024	289,800	(5)	28,980	70,056	(7)	13,822	402,658

____________

(1)      Mr. Wisnosky elected to receive his entire 2024 annual bonus and 2025 annual bonus in the form of Quantum Space Incentive Units granted under the Amended and Restated Profits Interest Plan maintained by Quantum Space Management, LLC, a subsidiary of Quantum Space (the “Quantum Space 2022 Plan”), as further described below in “Narrative to Summary Compensation Table — Annual Bonuses.”

(2)      Amounts reflect the full grant-date fair value of Quantum Space Incentive Units granted during the applicable year computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in the notes to the consolidated financial statements of Quantum Space, LLC.

(3)      Amounts reflect the Company’s 401(k) plan matching contributions.

(4)      In connection with a 2025 salary-for-equity election, Mr. Wisnosky elected to reduce his salary by $30,004 in exchange for Quantum Space Incentive Units, as further described below in “Narrative to Summary Compensation Table — Base Salary.”

(5)      In connection with a 2024 salary-for-equity election, Mr. Wisnosky elected to reduce his salary by $28,980 in exchange for Quantum Space Incentive Units, as further described below in “Narrative to Summary Compensation Table — Base Salary.”

(6)      Reflects the incremental value of Quantum Space Incentive Units received in connection with Mr. Wisnosky’s salary-for-equity ($30,004) and bonus-for-equity elections in 2025 ($36,593), as further described below in “Narrative to Summary Compensation Table — Base Salary” and “Narrative to Summary Compensation Table — Annual Bonuses.”

(7)      Reflects the incremental value of Quantum Space Incentive Units received in connection with Mr. Wisnosky’s salary-for-equity ($41,076) and bonus-for-equity ($28,980) elections in 2024, as further described below in “Narrative to Summary Compensation Table — Base Salary” and “Narrative to Summary Compensation Table — Annual Bonuses.”

Narrative to Summary Compensation Table

Base Salary

Our executive officers receive an annual base salary to compensate them for services rendered to Quantum Space. The base salary payable to each executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

The 2025 annual base salary for Mr. Wisnosky was $299,943. The 2024 annual base salary for Mr. Wisnosky was $289,800. In connection with a 2025 and 2024 salary-for-equity election, Mr. Wisnosky elected to reduce his salary by $30,004 and $41,076, respectively, in exchange for Quantum Space Incentive Units. Under the Company’s equity election program, an executive officer who elects to receive a portion of his or her annual base salary in the form of Quantum Space Incentive Units receives interests with a grant date fair value equal to 200% of the cash-equivalent base salary amount. Accordingly, Mr. Wisnosky received Quantum Space Incentive Units with a grant date fair value of $60,008 for 2025 and $82,152 for 2024. The “Salary” column of the Summary Compensation Table above reflects the salary earned by Mr. Wisnosky for 2025 and 2024, including the amounts he elected to receive in the form of Quantum Space Incentive Units. The amount of salary paid to Mr. Wisnosky in cash was reduced by $30,004 for 2025 and $41,076 for 2024.

Annual Bonuses

Our executive officers are eligible to earn annual bonuses, as determined in the discretion of the Quantum Space Board based on its review of Quantum Space’s performance for the applicable year and each executive officer’s individual performance and contributions to the success of Quantum Space.

Mr. Wisnosky was eligible to earn a discretionary cash bonus for calendar year 2025, as determined by the Quantum Space Board of Directors, of up to 20% of his base salary. Based on a review of Quantum Space’s performance for 2025 and Mr. Wisnosky’s individual performance and contributions to Quantum Space’s success, the Quantum Space Board of Directors approved a bonus amount of $36,593, which represented approximately 61% of his maximum bonus opportunity. Mr. Wisnosky elected to receive such amount in the form of Quantum Space Incentive Units instead of cash. Under the Company’s equity election program, a named executive officer who elects to receive his or her annual bonus in the form of Quantum Space Incentive Units receives interests with a grant date fair value equal to 200% of the cash-equivalent bonus amount. Accordingly, Mr. Wisnosky received Quantum Space Incentive Units with a grant date fair value of $73,186.

Mr. Wisnosky was eligible to earn a discretionary cash bonus for calendar year 2024, as determined by the Quantum Space Board of Directors. Based on a review of Quantum Space’s performance for 2024 and Mr. Wisnosky’s individual performance and contributions to the Quantum Space’s success, the Board of Directors approved a bonus amount of $28,980. Mr. Wisnosky elected to receive such amount in the form of Quantum Space Incentive Units instead of cash. Under the Company’s equity election program, a named executive officer who elects to receive his or her annual bonus in the form of Quantum Space Incentive Units receives interests with a grant date fair value equal to 200% of the cash-equivalent bonus amount. Accordingly, Mr. Wisnosky received Quantum Space Incentive Units with a grant date fair value of $57,960.

Equity Compensation

2022 Equity Incentive Plan

The Quantum Space 2022 Plan provides our service providers the opportunity to acquire a financial interest in the future growth of Quantum Space. Pursuant to the Quantum Space 2022 Plan, award agreements thereunder, and the applicable LLC agreement, service providers (including any employee, consultant, director, manager or other person providing services to Quantum Space or a subsidiary of Quantum Space) may be granted Quantum Space Incentive Units.

The material terms of the Quantum Space 2022 Plan are described below:

•        The Quantum Space 2022 Plan is administered by the Board of Quantum Space Management LLC or a committee appointed by the Board of Quantum Space Management LLC (the “Quantum Space 2022 Plan Committee”). Subject to the provisions of the Quantum Space 2022 Plan, the Quantum Space 2022 Plan Committee has the authority and discretion to take any actions it deems necessary or advisable for the administration of the Quantum Space 2022 Plan. The number of Quantum Space Incentive Units that may be issued under the Quantum Space 2022 Plan may not exceed 22,000,000 Quantum Space Incentive Units. In the event that any Quantum Space Incentive Units are forfeited (or, in certain circumstances, repurchased by Quantum Space Management LLC), such Quantum Space Incentive Units will again become available for issuance under the Quantum Space 2022 Plan.

•        Eligible service providers may be granted Quantum Space Incentive Units under the Quantum Space 2022 Plan pursuant to a Quantum Space Incentive Unit award agreement, which as of the date of grant, were intended to be “profits interests” for Federal income tax purposes.

•        Each Quantum Space Incentive Unit award agreement contains additional terms and conditions of the award, including a vesting schedule, forfeiture provisions and a distribution threshold. At grant, the Quantum Space Incentive Units had a distribution threshold so that they qualified as profits interests for Federal income tax purposes. The distribution threshold provided that the grantee would receive a percentage of Quantum Space Management LLC’s future profits and distributions in proportion to the grantee’s respective Quantum Space Incentive Units generally, but only with respect to distributions, as made to all other members, which exceed the Quantum Space Incentive Units’ distribution threshold. The vesting schedules applicable to the named executive officers’ incentive units are described below in the 2025 Outstanding Equity Awards at Fiscal Year-End table.

•        Quantum Space Incentive Units that are unvested on termination of employment are forfeited and Quantum Space Incentive Units that are vested on termination of employment are subject to potential repurchase by Quantum Space Management LLC or, in the case of termination for cause or breach of any restrictive covenants set forth in a participant’s award agreement, employment agreement, or other similar agreement with Quantum Space Management LLC, immediate forfeiture. In addition, Quantum Space Incentive Units are subject to the terms of Quantum Space Management LLC’s current LLC agreement, including its transfer restrictions.

•        Pursuant to the Quantum Space 2022 Plan, if the Quantum Space Incentive Units are changed by reason of a change in corporate capitalization or exchanged for other securities as a result of merger, consolidation or reorganization, the Quantum Space 2022 Plan Committee will make appropriate adjustments to the maximum Quantum Space Incentive Units that may be granted. In the event of a “change in control,” the Quantum Space 2022 Plan Committee may provide that Quantum Space Incentive Units will become vested. “Change in control” generally means a sale of all or substantially all assets, a sale resulting in no less than a majority of the units being held by a third-party purchaser, or a merger, consolidation, recapitalization or reorganization of Quantum Space Management LLC with or into a third-party purchaser that results in the inability of the members to designate or elect a majority of the managers (or the board of directors (or its equivalent) of the resulting entity or its parent company).

Unit Appreciation Right Plan

We also maintain the Amended and Restated Unit Appreciation Right Plan, effective as of December 1, 2023 (the “UAR Plan”), pursuant to which we may grant unit appreciation rights (“UARs”) to eligible employees, officers, directors, managers and consultants. Unlike Quantum Space Incentive Units, UARs are not equity or membership interests in Quantum Space and do not carry any voting, distribution, or other rights of a member. Instead, each UAR represents a contractual right to receive a cash (or, if applicable, other property) payment from Quantum Space upon a “Company Sale” (as defined in Quantum Space’s LLC agreement), in an amount equal to the excess, if any, of the per-unit sale price paid in connection with such Company Sale over a base amount established at grant (which may not be less than the fair market value of a unit on the grant date). UARs granted under the UAR Plan are subject to vesting schedules and forfeiture provisions determined by the compensation committee (or the full board, if no such committee has been designated) at the time of grant, and unvested UARs are forfeited upon a participant’s termination of service for any reason. UARs are non-transferable and may not be sold, pledged, assigned, or otherwise alienated or hypothecated.

New Quantum Space Incentive Plan

In connection with the Business Combination, we intend to adopt a New Quantum Space Incentive Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the New Quantum Space Incentive Plan will be effective on the Closing Date. For additional information about the New Quantum Space Incentive Plan, please see “New Quantum Space Incentive Plan Proposal” in this proxy statement/prospectus.

2025 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by our named executive officer as of December 31, 2025. The Quantum Space Incentive Units that Mr. Wisnosky received in connection with the salary and bonus elections described above were fully vested as of December 31, 2025 and accordingly are not reported in the table below, which reports only awards that had not vested as of that date. The Quantum Space Incentive Units are not subject to exercise and have no exercise price and no expiration date. Accordingly, no option awards were outstanding as of December 31, 2025, and the columns of this table relating to option awards have been omitted.

Name	Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Kerry Wisnosky	November 1, 2022	1,080,000	(1)	$3,072,958

____________

(1)      Represents 1,080,000 Quantum Space Incentive Units outstanding as of December 31, 2025, that will vest in full on January 1, 2027.

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to 5% of each employee’s eligible compensation, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Health and Welfare Benefits

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•        medical, dental and vision benefits;

•        health savings and flexible spending accounts;

•        short-term and long-term disability insurance;

•        basic life and accidental death and dismemberment insurance;

•        accident and critical illness insurance; and

•        term life insurance.

We believe the broad-based employee benefits described above are necessary and appropriate to provide a competitive compensation package to our employees, including our named executive officers.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by Quantum Space.

New Executive Officer Compensation

Mr. Bridenstine receives an annual base salary of $600,000 and Mr. Parekh receives an annual base salary of $350,000.

Mr. Bridenstine and Mr. Parekh are each eligible to earn a discretionary annual bonus for calendar year 2026, as determined in the discretion of the Quantum Space Board based on its review of Quantum Space’s performance for the applicable year and his individual performance and contributions to the success of Quantum Space, equal to 75% and 40% of his base salary, respectively.

Mr. Bridenstine and Mr. Parekh were granted 7,415,968 and 600,000 Quantum Space Incentive Units, respectively, under the Quantum Space 2022 Plan in connection with their appointments, each vesting over four years in equal 25% annual installments and subject to continued employment through each vesting date. The Quantum Space Incentive Units granted to Mr. Bridenstine and Mr. Parekh had aggregate grant date fair values, computed in accordance with ASC Topic 718, of $[•] and $[•], respectively.

Each of Mr. Bridenstine and Mr. Parekh is employed at will, and either the applicable executive or Quantum Space may terminate the employment relationship at any time, subject to the terms of the applicable offer letter. In connection with his appointment, each of Mr. Bridenstine and Mr. Parekh entered into an offer letter and Quantum Space’s standard form of indemnification agreement.

Non-Employee Director Compensation

In 2024 and 2025, we paid Dr. Kamal Ghaffarian, our non-employee director, a cash retainer of $75,000 per quarter, or $300,000 in the aggregate for each year for his service on our Board. He did not receive any additional compensation for services provided as a director or in any other capacity in 2025.

2025 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Total ($)
Dr. Kamal Ghaffarian	300,000	300,000

In connection with the Business Combination, we intend to approve and implement a compensation program for our non-employee directors that consists of annual cash retainer fees and long-term equity awards. The details of this program have not yet been determined, but compensation under the program will be subject to the annual limits on non-employee director compensation set forth in the New Quantum Space Incentive Plan.

Interests of Directors and Executive Officers in the Business Combination

Quantum Space’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of the Inflection Point shareholders and warrantholders generally. These interests include, among other things, the interests listed below.

Quantum Space Incentive Units Held By Directors and Executive Officers

Certain of Quantum Space’s directors and executive officers hold Quantum Space Incentive Units. The following table sets forth, for each of Quantum Space’s directors and executive officers, the number of vested and unvested Quantum Space Incentive Units held by the directors or executive officers as of [•], 2026, the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus. Depending on when the Closing Date occurs, certain Quantum Space Incentive Units shown in the table may vest prior to Closing.

Name	Vested Profits Interest Units	Unvested Profits Interest Units
Directors
Dr. Kam Ghaffarian	[•]	[•]
Executive Officers
Jim Bridenstine	[•]	[•]
Adarsh Parekh	[•]	[•]

As part of the Recapitalization, immediately prior to the Closing, each outstanding Quantum Space Incentive Units, whether vested or unvested, will be converted or exchanged into Quantum Space Common Units, as set forth in the Seventh Amended and Restated Limited Liability Company Operating Agreement of Quantum Space, the result of which, among other things, will be that the directors and officers will hold Quantum Space Common Units as of immediately prior to the Closing.

Other Compensation

In connection with the Business Combination, the board of directors of New Quantum Space will adopt a new non-employee director compensation policy to govern New Quantum Space effective as of the Closing. It is anticipated that the new non-employee director compensation policy will provide for annual cash retainers and certain equity awards that will be granted following the Business Combination.

MANAGEMENT OF THE COMPANY FOLLOWING THE BUSINESS COMBINATION

The Business Combination Agreement provides that the New Quantum Space Board will initially be comprised of seven directors, of whom the following have been identified: Jim Bridenstine, Dr. Kam Ghaffarian, [Michael Blitzer], [•], [•], [•] and [•]. Each director will hold office until his or her term expires or until his or her earlier resignation, death, disqualification or removal.

The following sets forth certain information, as of the Record Date, concerning the persons who are expected to serve as directors and officers following the completion of the Business Combination and assuming the election of the director nominees at the extraordinary general meeting as set forth in “Proposal No. 6 — The Director Election Proposal.”

Name	Age	Position
Jim Bridenstine	51	Chief Executive Officer, Director Nominee
Adarsh Parekh	47	Chief Financial Officer and Treasurer
Dr. Kam Ghaffarian	68	Executive Chairman, Director Nominee
[Michael Blitzer]	49	Director Nominee
[•]	[•]	Director Nominee
[•]	[•]	Director Nominee
[•]	[•]	Director Nominee
[•]	[•]	Director Nominee

The officers of New Quantum Space and the New Quantum Space Board following the Business Combination are well-qualified leaders and effective stewards of capital. In their prior positions they have gained experience in core management skills, such as strategic and financial planning, financial reporting, compliance, risk management, and leadership development. Several of New Quantum Space’s officers and directors following the Business Combination also have experience serving on boards of directors and board committees of other public companies and private companies, and have an understanding of corporate governance practices and trends, which provides an understanding of different business processes, challenges, and strategies. Further, certain officers and directors have other experience that makes them valuable, such as prior experience in mergers and acquisitions, in financial services, managing and investing in assets.

Inflection Point believes that the above-mentioned attributes, along with the leadership skills and other experiences of the officers and board members described below, will provide New Quantum Space with a diverse range of perspectives and judgment necessary to facilitate the goals of New Quantum Space.

Officers and Directors

For more information about the compensation of the members of the Inflection Point Board and the officers of Inflection Point prior to the Closing, see the section entitled “Directors, Officers, Executive Compensation and Corporate Governance of Inflection Point prior to the Business Combination.” For more information about the anticipated members of the New Quantum Space Board and the officers of New Quantum Space following the Closing, see the section entitled “The Director Election Proposal — Information about Officers, Directors and Nominees.”

Jim Bridenstine has served as Chief Executive Officer of Quantum Space since May 2026 and will serve as Chief Executive Officer and a director of New Quantum Space following the Business Combination. He started his career as a Navy pilot where he flew combat missions in Afghanistan and Iraq and was an aggressor at the Naval Strike and Air Warfare Center, the parent command of TOPGUN. From January 2013 to April 2018, he represented Oklahoma in the U.S. House of Representatives, where he served on the Armed Services Committee and the Subcommittee on Strategic Forces, which oversees America’s national security space capabilities. During this time, Mr. Bridenstine and bipartisan colleagues drafted legislation to remake America’s strategic posture in space and establish the United States Space Force. He was subsequently appointed by the President of the United States to be the 13th Administrator of NASA, where he was responsible for managing NASA’s approximately 70,000-person workforce and $23 billion annual budget, a position he held from April 2018 to January 2021. Under his leadership, NASA created the Artemis program to explore the Moon and prepare for missions to Mars. He returned America to human spaceflight through commercial partnerships, and established other commercial space programs, including the Commercial Lunar Payload Services (CLPS) Program. Prior to joining Quantum Space, Mr. Bridenstine served as Managing Partner of The

Artemis Group, a strategic advisory firm, from March 2024 to May 2026. From August 2022 to March 2024, he served as an independent consultant through JB Solutions LLC. From January 2021 to August 2022, Mr. Bridenstine served as a Senior Advisor at Acorn Growth Companies, a private equity firm focused on aerospace and defense. Mr. Bridenstine holds a B.A. (triple major in Economics, Business, and Psychology) from Rice University and an M.B.A. from Cornell University. We believe Mr. Bridenstine is qualified to serve as a director of New Quantum Space due to his extensive leadership experience in the space sector, his national security background, and his public-sector executive management experience.

Adarsh Parekh has served as Chief Financial Officer of Quantum Space since June 2026 and will serve as Chief Financial Officer and Treasurer of New Quantum Space following the Business Combination. Prior to joining Quantum Space, Mr. Parekh served as Chief Financial Officer of Sidus Space, Inc. (Nasdaq: SIDU), a space mission enablement company, from January 2025 to June 2026, where he oversaw financial operations, capital allocation strategy, and capital markets activity. Prior to joining Sidus Space, Mr. Parekh served as Chief Financial Officer of Terran Orbital Corporation from June 2024 to November 2024, where he directed all finance and accounting functions and led the company’s sale to Lockheed Martin Corporation. Mr. Parekh previously served as Chief Financial Officer of Alio, Inc., a medical technology company from January 2022 to April of 2024. Prior to his time at Alio, Inc., Mr. Parekh held a senior position at RRG Capital Management LLC as a Principal from March 2014 to October 2021. Mr. Parekh has also served as the Chief Financial Officer of Woodspur Farms, LLC, and held senior positions at OneWest Bank FSB, and at Libra Securities, LLC. He began his career in the Investment Banking Division at Lehman Brothers, Inc. Mr. Parekh holds a B.S. in Economics from the Wharton School at the University of Pennsylvania. We believe Mr. Parekh is qualified to serve as an officer of New Quantum Space due to his extensive financial leadership experience in the space and aerospace sectors, including his track record of managing public-company financial operations and overseeing significant capital markets transactions.

Dr. Kam Ghaffarian is a co-founder of Quantum Space and has served as Executive Chairman since the company’s formation in May 2021. Dr. Ghaffarian will serve as Executive Chairman and a director of New Quantum Space following the Business Combination. Dr. Ghaffarian is a visionary space and energy entrepreneur who has founded or co-founded several companies dedicated to furthering human civilization. He has served as Chairman of the Board of Intuitive Machines, Inc. (Nasdaq: LUNR), a space services and exploration company, since February 2023. He has served as Chairman of the Board of X-Energy, Inc. (Nasdaq: XE), an advanced nuclear energy company, since 2009. He is a co-founder and serves as Executive Chairman of Axiom Space, Inc., a private commercial space station company, since August 2016. Dr. Ghaffarian is also the founder and Chief Executive Officer of IBX, LLC, an innovation and investment firm, since October 2018. Dr. Ghaffarian started his entrepreneurial career in 1994 by founding Stinger Ghaffarian Technologies, Inc. (acquired by KBR, Inc. (NYSE: KBR)), a government services company focused on IT, engineering, and science applications. Dr. Ghaffarian also held numerous technical and management positions at Lockheed Martin, Ford Aerospace, and Loral. Dr. Ghaffarian holds a B.S. in Computer Science in Engineering from Catholic University of America, a B.S. in Electronics Engineering from Capital College, an M.S. in Information Management from The George Washington University, a Ph.D. in Management Information Systems from Kennedy Western University, and a Ph.D. in Technology from Capitol Technology University. We believe Dr. Ghaffarian is qualified to serve as a director of New Quantum Space due to his more than 35-year track record of building and scaling multiple successful companies at the intersection of government contracting and technological innovation, his deep understanding of the space industry, and his experience as a public company board chairman.

Corporate Governance

Composition of the New Quantum Space Board

Our business and affairs will be managed under the direction of the New Quantum Space Board. The New Quantum Space Board will be chaired by Dr. Kam Ghaffarian, and will include Jim Bridenstine, [Michael Blitzer], [•], [•], [•] and [•] as members. The New Quantum Space Board is expected to determine that [Michael Blitzer], [•], [•], [•] and [•] qualify as independent. Subject to the terms of the Business Combination Agreement, the number of directors will be fixed by the New Quantum Space Board.

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the New Quantum Space Board to satisfy its oversight responsibilities effectively in light of its business and structure, the New Quantum Space Board expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

In connection with the Business Combination, Inflection Point was granted the right to designate one director for election to the New Quantum Space Board, who must meet the applicable independence requirements under Nasdaq and SEC rules.

Director Independence

Under our Corporate Governance Guidelines and the Nasdaq rules, a director is not independent unless the Board of Directors affirmatively determines that s/he does not have a direct or indirect material relationship with New Quantum Space or any of its subsidiaries. In addition, the director must not be precluded from qualifying as independent under the per se bars set forth by the Nasdaq rules.

The New Quantum Space Board will undertake a review of its composition, the composition of its committees and the independence of its directors and consider whether any director has a material relationship with New Quantum Space that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the New Quantum Space Board is expected to determine that [Michael Blitzer], [•], [•], [•] and [•] of New Quantum Space’s directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors qualifies as “independent” as that term is defined under the Nasdaq rules. In making these determinations, the New Quantum Space Board will consider the relationships that each non-employee director has with New Quantum Space and all other facts and circumstances the New Quantum Space Board deemed relevant in determining their independence, including the director’s beneficial ownership of New Quantum Space’s common stock.

Committees of the New Quantum Space Board

The New Quantum Space Board will direct the management of its business and affairs, as provided by Delaware law, and conducts its business through meetings of the New Quantum Space Board and standing committees. The New Quantum Space Board will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the New Quantum Space Board when the New Quantum Space Board deems it necessary or advisable to address specific issues. Copies of New Quantum Space’s committee charters will be posted on New Quantum Space’s website, [•], as required by applicable SEC and Nasdaq rules. The information contained on, or that may be accessed through, Inflection Point’s, Quantum Space’s and New Quantum Space’s website is not part of, and is not incorporated into, this proxy statement/prospectus or the registration statement of which it forms a part.

Audit Committee

New Quantum Space’s audit committee will be responsible for, among other things:

•        overseeing New Quantum Space’s accounting and financial reporting process;

•        appointing, compensating, retaining and overseeing the work of our independent registered public accounting firm and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us;

•        discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•        pre-approving all audit and non-audit services provided to us by our independent registered public accounting firm (other than those provided pursuant to appropriate preapproval policies established by the audit committee or exempt from such requirement under the rules of the SEC);

•        reviewing and discussing our annual and quarterly financial statements with management and our independent registered public accounting firm;

•        discussing our risk management policies;

•        reviewing and approving or ratifying any related person transactions;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•        preparing the audit committee report required by SEC rules.

Our audit committee is expected to consist of [•] and [•], with [•] serving as chair. All members of our audit committee will meet the requirements for financial literacy under the applicable Nasdaq rules and regulations. The New Quantum Space Board expects to affirmatively determine that each member of the audit committee qualifies as “independent” under Nasdaq’s additional standards applicable to audit committee members and Rule 10A-3 of the Exchange Act applicable to audit committee members. In addition, the New Quantum Space Board expects to determine that [•] qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•        Executive Officer, evaluating our Chief Executive Officer’s performance in light of these goals and objectives and setting our Chief Executive Officer’s compensation;

•        reviewing and setting or making recommendations to the New Quantum Space Board regarding the compensation of our other executive officers;

•        reviewing and making recommendations to the New Quantum Space Board regarding director compensation;

•        reviewing and approving or making recommendations to the New Quantum Space Board regarding our incentive compensation and equity-based plans and arrangements;

•        appointing and overseeing any compensation consultants;

•        reviewing and discussing annually with management our “Compensation Discussion and Analysis,” to the extent required; and

•        preparing the annual compensation committee report required by SEC rules, to the extent required.

Our compensation committee is expected to consist of [•] and [•], with [•] serving as chair. The New Quantum Space Board expects to determine that [•] and [•] qualify as “independent” under Nasdaq’s additional standards applicable to compensation committee members and each member of the compensation committee is a “non-employee director” as defined in Section 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•        identifying individuals qualified to become members of the New Quantum Space Board and ensure the New Quantum Space Board has the requisite expertise and consists of persons with sufficiently diverse and independent backgrounds;

•        recommending to the New Quantum Space Board the persons to be nominated for election as directors and to each committee of the New Quantum Space Board;

•        developing and recommending to the New Quantum Space Board corporate governance guidelines, and reviewing and recommending to the New Quantum Space Board proposed changes to our corporate governance guidelines from time to time; and

•        overseeing the annual evaluations of the New Quantum Space Board, its committees and management.

Our nominating and corporate governance committee is expected to consist of [•] and [•], with [•] serving as chair.

The New Quantum Space Board may from time to time establish other committees.

Code of Ethics

In connection with the Closing, New Quantum Space will adopt a code of ethics that applies to all of our executive officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics is available on our website, [•].

We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website rather than by filing a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

No anticipated member of the compensation committee was at any time during the fiscal year 2025, or at any other time, one of our officers or employees. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of our board of directors or member of our compensation committee. We are not aware of any compensation committee interlocks.

Indemnification Agreements

In connection with the Closing, New Quantum Space intends to enter into agreements with its directors and executive officers to provide contractual indemnification. With certain exceptions, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in such capacity.

Role of the Board in Risk Oversight

The audit committee of New Quantum Space will be primarily responsible for overseeing the New Quantum Space’s risk management processes on behalf of the New Quantum Space Board. Going forward, we expect that New Quantum Space’s audit committee will receive reports from management periodically regarding New Quantum Space’s assessment of risks. In addition, New Quantum Space’s audit committee will report regularly to the New Quantum Space Board, which also considers New Quantum Space’s risk profile. New Quantum Space’s audit committee and the New Quantum Space Board will focus on the most significant risks we face and New Quantum Space’s general risk management strategies. While New Quantum Space Board oversees New Quantum Space’s risk management, management is responsible for day-to-day risk management processes. The New Quantum Space Board expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by New Quantum Space’s audit committee and the New Quantum Space Board. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that the New Quantum Space Board’s leadership structure, which also emphasizes the independence of New Quantum Space Board in its oversight of its business and affairs, supports this approach.

SECURITIES ACT RESTRICTIONS ON RESALE OF THE COMPANY’S SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New Quantum Space Common Stock for at least six months would be entitled to sell their securities, provided that (a) such person is not deemed to have been an affiliate of the Company at the time of, or at any time during the three months preceding, a sale and (b) the Company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as the Company was required to file reports) preceding the sale.

Persons who have beneficially owned restricted New Quantum Space Common Stock for at least six months but who are affiliates of the Company at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of New Quantum Space Common Stock then outstanding (as of the date of this proxy statement/prospectus, Inflection Point has 33,733,333 Inflection Point Ordinary Shares outstanding); or

•        the average weekly reported trading volume of the New Quantum Space Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of the Company under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell its Founder Shares pursuant to Rule 144 without registration one year after the Closing.

Inflection Point anticipates that following the Closing, the Company will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Registration Rights

See the section entitled “Description of Inflection Point’s and the Company’s Securities — Investor Registration Rights.”

SHAREHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

The Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (a) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the New Quantum Space Board or any authorized committee of the New Quantum Space Board, (b) otherwise properly brought before such meeting by or at the direction of the New Quantum Space Board or the chairperson of the New Quantum Space Board, or (c) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of New Quantum Space Common Stock at the time of giving the notice, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in the Proposed Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for the Company’s annual meeting of stockholders, a stockholder’s notice must be delivered to the Company’s secretary at the Company’s principal executive offices:

•        not later than the 90th day; and

•        not earlier than the 120th day,

prior to the first anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year or the company holds its annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary of a preceding year’s annual meeting, to be timely, notice of a stockholder proposal must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting or, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

We currently anticipate the 2027 annual meeting of stockholders of New Quantum Space will be held on            , 2027. Notice of a nomination or proposal must be delivered to New Quantum Space no later than the 10th day following the earlier of the day on which such notice of the date of such meeting was mailed and the day the public disclosure of the date of the 2027 annual meeting is made. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal (other than nominations) to be included in the proxy statement and proxy card for the 2027 annual extraordinary general meeting pursuant to Rule 14a-8 must be received at New Quantum Space’s principal office at a reasonable time before New Quantum Space begins to print and send its proxy materials and must comply with Rule 14a-8.

A stockholder will update and supplement its notice to New Quantum Space’s secretary, if necessary, so that the information provided or required to be provided in such notice as described above will be true and correct as of the record date for notice of the annual meeting and as of the date that is 15 business days prior to the annual meeting or any adjournment or postponement thereof, and such update and supplement will be delivered to, or mailed and received by, New Quantum Space’s secretary not later than 5 days after the record date for notice of the extraordinary general meeting (in the case of the update and supplement required to be made as of such record date), and not later than 10 days prior to the date for the extraordinary general meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the extraordinary general meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 15 business days prior to the extraordinary general meeting or any adjournment or postponement thereof).

Stockholder Director Nominees

The Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of the Proposed Charter. To nominate a director, the stockholder must provide the information required by the Proposed Bylaws. In addition, the stockholder must give timely notice to New Quantum Space’s secretary in accordance with the Proposed Bylaws, which, in general, require that the notice be received by the company’s secretary within the time periods described above under the section of this proxy statement/prospectus entitled “— Stockholder Proposals”.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Inflection Point Board, any committee chairperson or the non-management directors as a group by writing to the Inflection Point Board or committee chairperson in care of Inflection Point Acquisition Corp. VI, 1680 Michigan Avenue Suite 700 #1031, Miami Beach, FL 33139. Following the Closing, such communications should be sent to New Quantum Space, 801 Thompson Avenue, Rockville, MD 20852. Each communication will be forwarded, depending on the subject matter, to the New Quantum Space Board, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

White & Case LLP will pass upon the validity of the securities of the Company to be issued in connection with the Domestication and upon certain U.S. federal income tax consequences to Inflection Point’s shareholders as a result of the Business Combination and the Domestication.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Inflection Point Board does not know of any matters that will be presented for consideration at the extraordinary general meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the extraordinary general meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

EXPERTS

The financial statements of Inflection Point Acquisition Corp. VI (the Company) as of December 31, 2025 included in this Registration Statement have been so included in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Quantum Space, LLC as of and for the years ended December 31, 2024 and 2025, appearing in this Registration Statement have been audited by WithumSmith+Brown, P.C., an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of IPFX PubCo, Inc. as of June 30, 2026 and for the period from June 4, 2026 (Inception) through June 30, 2026, appearing in this Registration Statement have been audited by WithumSmith+Brown, P.C., an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Inflection Point and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Inflection Point’s annual report to shareholders and Inflection Point’s proxy statement. Upon written or oral request, Inflection Point will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that Inflection Point deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that Inflection Point deliver single copies of such documents in the future. Shareholders may notify Inflection Point of their requests by calling or writing Inflection Point at its principal executive offices at 1680 Michigan Avenue Suite 700 #1031, Miami Beach, FL 33139 or (212) 295-5830.

ENFORCEABILITY OF CIVIL LIABILITY

Inflection Point is a Cayman Islands exempted company. If Inflection Point does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon Inflection Point. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Inflection Point in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, Inflection Point may be served with process in the United States with respect to actions against Inflection Point arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of Inflection Point’s securities by serving Inflection Point’s U.S. agent irrevocably appointed for that purpose.

WHERE YOU CAN FIND MORE INFORMATION

Inflection Point has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Inflection Point files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Inflection Point at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to Inflection Point has been supplied by Inflection Point, and all such information relating to Quantum Space has been supplied by Quantum Space, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

This document is a proxy statement/prospectus of Inflection Point for the extraordinary general meeting. Inflection Point has not authorized anyone to give any information or make any representation about the Business Combination, Inflection Point or Quantum Space that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the business combination, you should contact via phone or in writing:

Inflection Point Acquisition Corp. VI
1680 Michigan Avenue Suite 700 #1031
Miami Beach, FL 33139
(212) 295-5830

If you are a shareholder of Inflection Point and would like to request documents, please do so no later than five business days before the extraordinary general meeting in order to receive them before the extraordinary general meeting. If you request any documents from Inflection Point, Inflection Point will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Quantum Space, LLC:

Opinions on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quantum Space, LLC (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, members’ deficit, and mezzanine equity and cash flows for the years ended December 31, 2025 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has experienced negative cash flows from operating activities since inception, and has an accumulated deficit, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Quantum Space, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2026.

New York, New York

August 12, 2026

QUANTUM SPACE, LLC
CONSOLIDATED BALANCE SHEETS
(in thousands, except units)

	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash	$4,423	$703
Accounts receivable	2,741	223
Prepaid expenses and other current assets	3,850	910
Deferred costs, current	1,680	9,522
Total current assets	12,694	11,358
Property and equipment, net	2,486	28
Finance lease right-of-use assets, net	955	—
Operating lease right-of-use assets, net	3,337	684
Intangible assets, net	7,069	584
Deferred costs	—	1,680
Other assets	878	54
Total assets	$27,419	$14,388

LIABILITIES, MEZZANINE EQUITY, AND MEMBERS’ DEFICIT
Current liabilities
Accounts payable	$2,963	$3,955
Accrued expenses and other current liabilities	586	704
Operating lease liabilities, current	371	258
Contingent consideration, current	2,200	—
Debt	3,700	5,000
Finance lease liabilities, current	493	—
Side letter right liability	—	5,383
Total current liabilities	10,313	15,300
Operating lease liabilities, non-current	2,963	520
Indemnification holdback liability	1,320	—
Finance lease liabilities, non-current	424	—
Total liabilities	15,020	15,820
Commitments and contingencies (Note 16)
Mezzanine equity
Junior preferred units: no par value, 80,000,000 units authorized, issued and outstanding as of December 31, 2025, and 2024; liquidation preference of $8,000 as of December 31, 2025 and 2024	7,931	7,931
Series A preferred units: no par value, 65,228,979 units authorized, 59,489,858 units issued and outstanding as of December 31, 2025, and 50,375,935 units authorized, 29,135,104 units issued and outstanding as of December 31, 2024, respectively; liquidation preference of $64,627 and $38,749 as of December 31, 2025 and 2024, respectively	75,266	38,612
Series A-1 preferred units: no par value, 24,918,556 and 0 units authorized as of December 31, 2025 and 2024, respectively; no units issued and outstanding as of December 31, 2025 and 2024	—	—
Total mezzanine equity	83,197	46,543

Common units: no par value, 199,800,000 and 145,600,000 units authorized as of December 31, 2025 and 2024, respectively; no units issued and outstanding as of December 31, 2025 and 2024	—	—
Additional paid-in capital	6,606	4,518
Accumulated deficit	(77,404)	(52,493)
Total members’ deficit	(70,798)	(47,975)
Total liabilities, mezzanine equity, and members’ deficit	$27,419	$14,388

The accompanying notes are an integral part of these consolidated financial statements.

QUANTUM SPACE, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Years Ended December 31,
	2025	2024
Revenue	$13,563	$1,725
Other income	—	1,000
Total revenue and other income	13,563	2,725
Operating expenses
Direct costs	11,442	1,341
Selling, general and administrative	8,448	9,265
Research and development	11,577	8,012
Depreciation and amortization	432	4
Total operating expenses	31,899	18,622
Loss from operations	(18,336)	(15,897)
Other income (expense)
Interest expense	(1,162)	(424)
Interest income	255	62
Other expense, net	(5,668)	(2,960)
Total other income (expense), net	(6,575)	(3,322)
Net loss	$(24,911)	$(19,219)

The accompanying notes are an integral part of these consolidated financial statements.

QUANTUM SPACE, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ DEFICIT AND MEZZANINE EQUITY
(in thousands, except units)

	Junior Preferred Units		Series A Preferred Units		Total Mezzanine Equity	Additional Paid-In Capital	Accumulated Deficit	Total Members’ Deficit
	Units	Amount	Units	Amount
Balance as of January 1, 2024	80,000,000	$7,931	25,605,207	$33,943	$41,874	$1,982	$(33,274)	$(31,292)
Issuance of Series A preferred units, net of issuance costs of $25	—	—	3,529,897	4,669	4,669	—	—	—
Issuance of warrants	—	—	—	—	—	328	—	328
Unit-based compensation expense	—	—	—	—	—	2,208	—	2,208
Net loss	—	—	—	—	—	—	(19,219)	(19,219)
Balance as of December 31, 2024	80,000,000	$7,931	29,135,104	$38,612	$46,543	$4,518	$(52,493)	$(47,975)
Issuance of Series A preferred units, net of issuance costs of $178	—	—	17,993,908	19,322	19,322	—	—	—
Issuance of Series A preferred units upon settlement of promissory notes	—	—	5,739,108	8,092	8,092	—	—	—
Extinguishment of non-SLR holders existing Series A preferred units	—	—	(6,450,895)	(8,580)	(8,580)	—	—	—
Issuance of Series A preferred units to non-SLR holders upon February 2025 amendment	—	—	7,917,035	12,437	12,437	—	—	—
Settlement of side letter right	—	—	5,155,598	5,383	5,383	—	—	—
Substantial premium on issuance of convertible notes	—	—	—	—	—	400	—	400
Unit-based compensation expense	—	—	—	—	—	1,688	—	1,688
Net loss	—	—	—	—	—	—	(24,911)	(24,911)
Balance as of December 31, 2025	80,000,000	$7,931	59,489,858	$75,266	$83,197	$6,606	$(77,404)	$(70,798)

The accompanying notes are an integral part of these consolidated financial statements.

QUANTUM SPACE, LLC
Consolidated Statements of Cash Flows

	Years Ended December 31,
	2025	2024
Cash Flows from Operating Activities:
Net loss	$(24,911)	$(19,219)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	432	4
Unit-based compensation expense	1,688	2,208
Change in fair value of financial instruments	—	2,911
Expense related to recognition of side letter right liability	—	102
Expense related to non-SLR holder’s Series A preferred units	3,857	—
Noncash lease expense	386	335
Loss on extinguishment of debt	1,811	—
Net changes in operating assets and liabilities:
Accounts receivable, net	(2,518)	(205)
Deferred costs	9,522	(1,377)
Prepaid expenses and other current assets	(3,440)	(923)
Other assets	(182)	(54)
Accounts payable	(1,375)	2,558
Accrued expenses and other current liabilities	1,164	351
Operating lease liabilities	(484)	(238)
Net cash used in operating activities	(14,050)	(13,547)

Cash Flows from Investing Activities:
Purchase of property and equipment	(654)	(32)
Receipt of government grant	500	500
Acquisition of Phase Four, Inc. assets	(1,100)	—
Acquisition of intangible assets	(173)	(256)
Net cash (used in) provided by investing activities	(1,427)	212

Cash flows from Financing Activities:
Proceeds from issuance of promissory notes	—	5,000
Proceeds from issuance of Series A preferred units, net of issuance costs	19,322	4,669
Payment of finance leases	(125)	—
Net cash provided by financing activities	19,197	9,669
Net change in cash	3,720	(3,666)
Cash, beginning of period	703	4,369
Cash, end of period	$4,423	$703

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,567	$20

Supplemental disclosure of non-cash investing and financing activity:
Purchases of property and equipment included in accounts payable	$383	$—
Fair value of contingent consideration due to Phase Four, Inc.	2,200	—
Settlement of promissory notes into Series A preferred units	8,092	—
Settlement of side letter right	5,383	—
Extinguishment of non-SLR holders existing Series A preferred units	8,580	—
Issuance of Series A preferred units to non-SLR holders upon February 2025 amendment	12,437	—
Issuance of warrants to acquire license	—	328

The accompanying notes are an integral part of these consolidated financial statements.

QUANTUM SPACE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

Quantum Space, LLC (“Quantum Space” or the “Company” or “its”) is a Delaware limited liability company formed on May 19, 2021. The Company is headquartered in Rockville, Maryland. The Company is building the next generation of advanced maneuverable spacecraft to revolutionize the new orbital economy. The Company also delivers space-based services to U.S. government and commercial enterprises operating across multiple orbital regimes.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as determined by the Financial Accounting Standards Board (“FASB”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. All information presented in tabular form is in thousands except if otherwise noted.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, selection of the method to measure progress toward completion, determination of transaction price, fair value of assets acquired and liabilities assumed in a business combination, fair value of financial instruments, unit-based compensation expense, and the incremental borrowing rate for the determination of the Company’s right-of-use (“ROU”) assets and lease liabilities. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates which could have a material effect on the financial condition and results of operations in future periods.

The Company bases its estimates and assumptions on historical experience, industry data, and other factors, including the current economic environment and various other judgments that it believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

Going Concern

The Company’s operations are subject to significant risk and uncertainties, including financial, operational, and technological risks, including the potential risk of business failure. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities in the ordinary course of business. The Company’s commitments, together with the expected cash required to fund planned operations, are expected to exceed the Company’s cash on hand, forecasted operating cash flows, and other funds available within one year after the date these consolidated financial statements are issued.

Management has evaluated whether its plans alleviate the conditions that raise substantial doubt about the Company’s ability to continue as a going concern. As of December 31, 2025, the Company had working capital of approximately $2.4 million, current liabilities of $10.3 million and approximately $4.4 million in cash. The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of the issuance of these financial statements. Management’s plans primarily consist of seeking additional debt or equity financing and generating future revenue associated with Company’s services. However, as of the date these consolidated financial statements were issued, these plans are dependent on future events outside the Company’s control, and management cannot conclude that such plans are probable of being effectively implemented or, if implemented, probable of mitigating the conditions

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

that raise substantial doubt within one year after the date these consolidated financial statements are issued. The Company has access to funds from those events described in Note 20 — Subsequent Events to fund the working capital needs of the Company until a potential business combination, however such events cannot be certain. Accordingly, management has concluded that its plans do not alleviate substantial doubt about the Company’s ability to continue as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities that might result from the outcome of this uncertainty.

Certain Significant Risks and Uncertainties

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The cash levels held at banks may be in excess of federally insured limits. The Company limits its exposure to credit loss by maintaining its cash with highly rated financial institutions. Historically, the Company has not experienced material losses on its deposits of cash.

The Company’s revenue and credit relationships are primarily concentrated within the United States Government which represents a concentration risk but a low credit risk. For the year ended December 31, 2025, two customers accounted for 87% and 10% of the Company’s total revenue. For the year ended December 31, 2024, four customers accounted for 43%, 23%, 13% and 10% of the Company’s total revenue. The customer which accounted for 13% of the Company’s total revenue for the year ended December 31, 2024 was a non-United Statements Government entity. As of December 31, 2025, two customers accounted for 82% and 13% of the Company’s accounts receivable. As of December 31, 2024, three customers accounted for 47%, 37%, and 14% of the Company’s accounts receivable. The customer which accounted for 14% of the Company’s total accounts receivable as of December 31, 2024 was a non-United Statements Government entity.

Cash and Cash Equivalents

Cash consists of cash held in checking and savings accounts. The Company considers all highly liquid investments with original maturities of three months or less as of the balance sheet date to be cash equivalents. As of December 31, 2025 and 2024, there were no cash equivalents or restricted cash.

Accounts Receivable

Accounts receivables are recorded at amortized cost, less any allowance for any potential or expected credit losses, and do not bear interest. These allowances are based on the Company’s assessment of the creditworthiness of each counterparty, historical collections experience, the collectability of accounts by considering the age of each outstanding invoice, and an evaluation of expected risk of credit loss based on current conditions and reasonable and supportable forecasts of future economic conditions over the life of the receivable. Delinquent balances are written off when management determines that collection is unlikely. Historically, the Company has not experienced any significant credit-related losses. Accordingly, historical write-offs of accounts receivable have not occurred and as of December 31, 2025 and 2024, the Company has not recorded an allowance for current expected credit losses.

Deferred Costs

The Company capitalizes incremental costs incurred to fulfill a contract with a customer when those costs (i) relate directly to an identified contract, (ii) are expected to generate or enhance resources that will be used in satisfying performance obligations, and (iii) are expected to be recovered through contract revenues. Costs that do not meet all three criteria are expensed as incurred. These capitalized costs primarily include costs of materials consumed in fulfilling a contract prior to transfer of control to the customer, and are accumulated and classified within deferred costs on the consolidated balance sheet to the extent they relate to items that have not yet been transferred to a customer

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

or used in enhancing the resource that will satisfy the performance obligation. Capitalized costs are then recognized in direct costs in the consolidated statements of operations consistent with the pattern of revenue recognition for the associated performance obligation. During the years ended December 31, 2025 and 2024, $9.5 million and $0 million were amortized into direct costs. The Company evaluates capitalized costs for impairment at each reporting date and an impairment loss is recognized to the extent the carrying amount of the capitalized costs exceeds the remaining amount of consideration the Company expects to receive in exchange for the goods or services to which the costs related, less the costs that relate directly to providing those goods or services that have not yet been recognized as expenses. No impairment charges have been recognized for the years ended December 31, 2025 and 2024.

Prepaid Expenses and Other Current Assets

Prepayments generally consist of costs related to prepaid launch services and other general prepayments, such as for rent. Prepaid launch services costs are related to prepayments made for the launch of the Ranger Spacecraft.

As of December 31, 2024, the Company recorded $0.5 million related to a government grant receivable within prepaid expenses and other current assets. Refer to the “Government Grant” section below for additional information.

Property and Equipment, Net

Property and equipment, net is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Asset	Estimated Useful Life
Computers and equipment	3 years
Warehouse and manufacturing equipment	2 – 10 years
Leasehold improvement	Shorter of the remaining lease term or 10 years

Expenditures for maintenance and repairs are expensed as incurred, and expenditures that materially extend the useful lives of assets are capitalized. Upon retirement or disposal of property and equipment, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the accompanying consolidated statements of operations during the period realized. Costs for property and equipment not yet placed into service, including advance payments for materials and equipment and payments made in accordance with contractual progress milestones, are capitalized as construction-in-progress and will be depreciated in accordance with the above guidelines once placed into service.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Lease classification is determined at the lease commencement date when the leased assets are made available for use. Operating and finance lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the Company’s leases typically do not provide an implicit interest rate, the Company uses the incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments. The Company’s incremental borrowing rate is the rate of interest that it would have to borrow on a collateralized basis over a similar term and amount in a similar environment. Operating lease right-of-use assets and finance lease right-of-use assets are generally recognized based on the amount of the initial measurement of the lease liability, plus any lease payments made at or before the commencement date, less lease incentives received, plus any initial direct costs incurred by the Company. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. For finance leases, interest expense is recognized on the lease liability, and the right-of-use asset is amortized over the lease term.

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

The Company has elected, as a practical expedient, to account for lease and non-lease components by class of underlying asset as a single lease component. Lease payments do not include variable lease payments other than those that depend on an index or rate. Variable lease payments that depend on an index or rate are measured using the index or rate in effect at the commencement date and included in the calculation of lease payments.

The Company elected the short-term lease recognition exemption for all leases that qualify. Therefore, leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets. Instead, lease payments are recognized as lease expense on a straight-line basis over the lease term. The depreciable life of the ROU assets and leasehold improvements are limited by the expected lease term unless the Company is reasonably certain of a transfer of title or purchase option.

One lease includes an option to renew which is included in the Company’s determination of the Company’s ROU asset and lease liability for the specified lease. The exercise of lease renewal options is typically at the Company’s sole discretion. For leases with lease renewal options, the Company evaluates the renewal options and when they are reasonably certain of exercise, the Company includes the renewal period in the lease term.

Intangible Assets, Net

The Company’s intangible assets primarily include trademarks, developed technologies, customer contracts and other. The Company has determined that trademarks have an indefinite-life.

The Company evaluates the recoverability of indefinite-life intangible assets on an annual basis or when events or changes in circumstances indicate that these assets may be impaired. The Company performs a qualitative assessment to determine whether it is more likely than not that an indefinite-life intangible asset is impaired; if not, no testing is required. If the qualitative assessment indicates it is more likely than not that the indefinite-life intangible asset is impaired, the entity performs a quantitative assessment, which consists of a comparison of the fair value of the asset with its carrying amount. The fair value techniques used require management judgment and estimates may include projected revenues, operating margins, cash flows, long-term growth rates, discount rates, and selected market multiples. If the carrying value of an intangible asset exceeds its fair value, the Company will recognize an impairment loss in an amount equal to that excess. The Company conducts an annual impairment test on October 1 each year. There were no impairments of indefinite-life intangible assets during the years ended December 31, 2025 and 2024.

Intangible assets such as developed technologies and customer contracts have finite useful lives and are amortized on a straight-line basis over their estimated useful lives, which vary depending on the type of intangible assets.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, intangible assets, and leases for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Indicators of impairment may include, among other things, a significant decline in the market value of an asset, significant adverse changes in the business climate or legal environment, costs significantly in excess of amounts originally expected for the acquisition or construction of an asset, current-period operating or cash flow losses combined with a history of such losses or a forecast of continuing losses associated with the asset, or a current expectation that the asset will more likely than not be sold or otherwise disposed of significantly before the end of its previously estimated useful life. When such indicators are present, the Company evaluates recoverability by comparing the carrying amount of the asset or asset group to the estimated future undiscounted cash flows expected to result from its use and eventual disposition. If the carrying amount is not recoverable, an impairment loss is recognized for the amount by which the carrying value exceeds the asset’s fair value. No impairment losses were recognized during the years ended December 31, 2025, and 2024.

Other assets

Other assets represent parts expected to be used in the Company’s research and development activities.

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

Fair Value Measurements

The Company estimates fair value based on assumptions that active market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs. Fair value measurements are categorized according to the criteria below based on the lowest level of input that is significant to the overall fair value measurement of the instrument:

•        Level 1 inputs:    Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date;

•        Level 2 inputs:     Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

•        Level 3 inputs:    Unobservable inputs for the asset or liability. These are used to measure fair value to the extent those observable inputs are not available, thereby allowing for situations in which there is minimal, if any, market activity for the asset or liability at the measurement date.

The carrying amounts of cash, accounts receivable and accounts payable reflected in the Company’s consolidated balance sheets approximate fair value due to the short-term maturity of these instruments.

Debt

Debt represents amounts borrowed under the promissory notes agreement and the convertible notes agreement and are recorded at the principal amount outstanding. The Company has not incurred any debt issuance costs or lender fees associated with the debt held by the Company as of December 31, 2025 and 2024.

Acquisitions

The Company evaluates each acquisition to determine whether the transaction should be accounted for as a business combination or an asset acquisition under ASC 805, Business Combinations. The Company first applies a screen test to determine whether substantially all the fair value of the gross assets acquired is concentrated on a single identifiable asset or a group of similar identifiable assets. If the screen test is not completed, the Company further evaluates whether the acquired set includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Acquisitions of assets or a group of assets that do not meet the definition of a business are accounted for as asset acquisitions under ASC 805-50, using the cost accumulation method, whereby the cost of the acquisition, including certain direct transaction costs, is allocated to the identifiable assets acquired on the basis of their relative fair values. No goodwill is recognized in an asset acquisition. The estimated fair value at the acquisition date is included in the cost of the acquired assets. Any subsequent changes in the estimated fair value are recorded in the consolidated statements of operations.

Revenue

For the years ended December 31, 2025 and 2024, the Company generated substantially all of its revenue from contracts with either commercial enterprises or the U.S. government.

In accordance with ASC 606, Revenue from Contracts with Customers, the amount of revenue recognized for any goods or services reflects the consideration that the Company expects to be entitled to receive in exchange for these goods or services. To ensure compliance with authoritative revenue recognition requirements, the Company applies the following five-step approach: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

contract; and (5) recognize revenue when or as a performance obligation is satisfied. A contract is accounted for when there has been approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability of consideration is probable.

The Company enters into contracts to provide hardware development, integration, engineering support, software modification, and related services under both firm-fixed-price (“FFP”) and time-and-materials (“T&M”) arrangements. For FFP arrangements, the Company recognizes revenue over time as the underlying goods and services are highly customized, do not have an alternative use to the Company, and the Company has an enforceable right to payment for performance completed to date. The selection of the method to measure progress toward completion requires judgment and is based on the nature of the products or services to be provided. Potential methods include an output method based on contractual milestone achievement, when management believes this method appropriately depicts performance, or an input method, such as the cost-to-cost method.

For the Company’s T&M contracts, revenue is recognized over time as the services are performed as the customer simultaneously receives and consumes the benefits provided by the Company’s performance. The Company generally applies the right-to-invoice practical expedient as provided under ASC 606 because the invoiced amount corresponds directly with the value transferred to the customer for performance completed to date. Accordingly, revenue is recognized as services are performed and as reimbursable costs are incurred to the extent such amounts are contractually billable.

The Company assesses the terms of each contract to determine whether application of the right-to-invoice practical expedient remains appropriate. The practical expedient would generally not be used in circumstances in which invoice amounts do not correspond directly with the value transferred to the customer, such as arrangements involving significant upfront fees, deferred pricing, milestone payments unrelated to performance, or other contractual billing features that distort the relationship between billings and services provided to date.

Performance obligations under a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct and are distinct in the context of the contract. To the extent a contract includes multiple promised goods or services, the Company must apply judgment to determine whether the customer can benefit from the goods or services either on their own or together with other resources that are readily available to the customer, indicating that the goods or services are distinct, and if the promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract, indicating that the goods or services are distinct in the context of the contract. If these criteria are not met, the promised services are accounted for as a single performance obligation.

The transaction price is determined based on the consideration that the Company will be entitled to in exchange for transferring goods or services to the customer. Determining the transaction price requires significant judgment. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price basis. Stand-alone selling price is determined by the price at which the performance obligation is sold separately. If the stand-alone selling price is not observable through past transactions, the Company estimates the stand-alone selling price through an expected cost plus a margin approach.

Performance obligations are largely satisfied over time. In addition, the Company’s contracts with customers generally do not include significant financing components. In the event a customer contract includes consideration payable to the customer, the Company recognizes the amounts payable to the customer as a reduction of the contract transaction price.

Contracts are often modified to account for changes in contract specifications or requirements. The Company considers contract modifications to exist when the modification either creates new or changes existing enforceable rights and obligations. When a contract modification changes the scope or price and the additional performance obligations are at their stand-alone selling price, the original contract is terminated and the Company accounts for

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

the change prospectively when the new goods or services to be transferred are distinct from those already provided. Contract modifications for goods or services that are not distinct from those already provided are accounted for as part of the existing contract either on a cumulative catch-up basis or prospective basis depending on the nature of the modification.

Refer to Note 4 — Revenue for additional information regarding revenues.

Direct Costs

Direct costs on the consolidated statements of operations include the provision of services and costs of the production of goods which primarily consist of costs directly associated with generating revenues, including materials, labor, and subcontracting costs. For each of the contracts, management monitors the nature and amount of costs at the contract level, which forms the basis for estimating total costs to complete the contracts. For the Company, these costs are primarily associated with production, assembly, integration, testing, and other contract-specific efforts.

Selling, General and Administrative

Selling, general and administrative expenses primarily include employee compensation and benefits, including unit-based compensation for personnel supporting corporate operations, including executive leadership, finance, accounting, tax, legal, information technology, marketing, and human resources, along with office occupancy costs, professional services, amortization of the right-of-use asset for operating leases, and other general corporate expenses.

Research and Development

The Company conducts research and development activities, largely related to the design and development of the Ranger and QS-1 Spacecrafts. The costs incurred for conducting the research and development primarily include equipment, material, subcontractor costs, labor hours, rent, utilities, and maintenance. Such costs of research and development are expensed in the period incurred.

Additionally, the Company utilizes various property and equipment in its research and development activities. The Company evaluates, on an asset-by-asset basis, the rationale for capitalization or expense. If the Company determines that the property or equipment has an alternative future use, after its use in the research and development activity, it is capitalized as a fixed asset. On the contrary, if it is determined that the property or equipment does not have an alternative future use after its use in the development research and development activity, the associated cost is recorded as a research and development expense.

Unit-Based Compensation

The Company accounts for unit-based compensation in accordance with the guidance in ASC 718, Compensation — Stock Compensation, which requires the measurement and recognition of compensation expense for all unit-based awards made to employees and nonemployees in the consolidated statements of operations.

Unit-based compensation awards are issued to employees, directors, officers, and consultants for their services. The Company recognizes unit-based compensation based on the estimated fair value of the award on the date of the grant for equity classified awards and remeasures unit-based compensation based upon the fair value on each reporting date until settlement for liability classified awards. Unit-based compensation is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award grant. For service-based awards subject to graded vesting, the Company recognizes compensation cost on a straight-line basis over the total requisite service period of the entire award, while ensuring that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date fair value of the award that is vested at that date. For performance-based awards, the Company only recognizes compensation cost if and when it is probable that the performance condition associated with the award will be satisfied on a straight-line basis over the total requisite service period of the entire award, while

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

ensuring that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date fair value of the award that is vested at that date. Unit-based compensation for awards that are payable upon a future liquidity event is recognized only when a liquidity event occurs.

Forfeitures are accounted for in the period in which they occur as a reversal of previously recognized compensation cost. The Company included unit-based compensation expense in the same category in which the award recipients’ payroll costs are classified.

Other Expense, Net

Other expense, net for the years ended December 31, 2025 and 2024 consists of the following (in thousands):

	Years Ended December 31,
	2025	2024
Extinguishment loss on non-SLR holders existing Series A preferred units	$3,857	$—
Loss on extinguishment of debt	1,811	—
Change in fair value of financial instruments	—	2,911
Expense related to recognition of side letter right liability	—	102
Other income	—	(53)
Total other expense, net	$5,668	$2,960

Income Taxes

The Company is a limited liability company which is classified as a partnership for U.S. federal and state income tax purposes. Accordingly, the Company’s operations are not subject to income taxes. The Company’s owners separately account for their pro rata share of the Company’s income, deductions, losses and credits annually.

Government Grant

In May 2024, the Company was awarded a $1.0 million cash grant to fund construction of the Company’s spacecraft assembly, integration, test, and engineering facility. Of this, $0.5 million was received as of December 31, 2024. The Company accounts for the grant as a grant related to asset under the deferred income approach, recognizing grant income within other income on a systematic basis over the periods in which the entity recognizes the related costs. All qualifying expenses were incurred during the year ended December 31, 2024. As such, the Company recognized the full $1.0 million of grant income in the year ended December 31, 2024, recorded as other income within the consolidated statements of operations, and $0.5 million as a grant receivable as of December 31, 2024, recorded as a prepaid expenses and other current assets within the consolidated balance sheet. The receivable was collected during the year ended December 31, 2025. The Company was in compliance with all grant conditions as of December 31, 2025.

Mezzanine Equity

The Company classifies certain equity instruments as mezzanine equity when they contain redemption features that are not solely within the Company’s control. Under ASC 480-10-S99-3A and SEC Regulation S-X Rule 5-02, instruments that are redeemable for cash or other assets upon the occurrence of events not solely within the Company’s control are presented outside of permanent equity in a separate mezzanine section of the consolidated balance sheets.

Mezzanine equity instruments are initially measured at fair value on the issuance date. The Company’s mezzanine equity instruments are not required to be remeasured periodically as there are neither redeemable nor probably of becoming redeemable. The Company classifies mezzanine equity in a separate caption between liabilities and members’ deficit on the balance sheet and disclose the terms of each issue, including redemption features and dividend rights.

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

Accounting Standards Adopted

In December 2025, the FASB issued Accounting Standards Update (“ASU”) No. 2025-10, Accounting for Government Grants Received by Business Entities, which provides guidance on the recognition, measurement, and presentation of government grants. The ASU is effective for fiscal years beginning after December 15, 2028, and interim periods within fiscal years beginning after December 15, 2028. Early adoption is permitted. The guidance can be adopted on either a modified prospective, modified retrospective or full retrospective basis. The Company elected to early adopt this ASU on January 1, 2025 on a modified retrospective basis and there is no impact upon adoption.

Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2025 on a prospective basis and early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarified the effective date of ASU 2024-03. ASU 2024-03 requires public business entities to provide enhanced disclosures about certain categories of expenses in the notes to the financial statements. The guidance is intended to improve the transparency and decision usefulness of expense information provided to financial statement users. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its disclosures.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”), which requires entities that present interim financial statements in accordance with U.S. GAAP to follow clarified guidance on the form, content, and required disclosures of those interim financial statements, including disclosure of events since the end of the last annual reporting period that have a material impact on the entity. The ASU is effective for interim periods within annual periods beginning after December 15, 2028. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently evaluating the impact of this standard on its disclosures.

NOTE 3 — ASSET ACQUISITIONS

Trademark Acquisition

On February 29, 2024, the Company entered into a trademark license agreement with a private entity to use the Quantum Space trademark including Quantum Aerospace along with other variations of the terms “quantum”, “space”, and “aerospace” in connection with its business. The license is effective for a period of two years beginning on the agreement entrance date and ending on February 28, 2026, at the end of such two-year period, assuming all necessary payments stipulated by the agreement are made by the Company to the counterparty, the Company shall legally acquire the trademark. The trademark did not meet the definition of a business under ASC 805, Business Combinations, and therefore the Company accounted for the transaction as an asset acquisition. In an asset acquisition, goodwill is not recognized, but rather, any excess consideration transferred over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable assets acquired.

Costs to acquire the license were $0.7 million, comprised of cash consideration of $0.3 million, and issuance of warrants amounting to a fair value of $0.3 million and additional contingent cash consideration of $0.1 million which was capitalized as a part of the license agreement upon payment in January 2025. No other assets outside of the

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 3 — ASSET ACQUISITIONS (cont.)

trademark license were acquired and the entire cost is assigned to the license agreement, which is recorded under intangible assets in the consolidated balance sheets. The acquired trademark is an indefinite lived intangible asset. Refer to Note 14 — Warrants for additional information related to warrants.

Acquisition of Phase Four, Inc. Assets

On September 17, 2025, the Company consummated the acquisition of specific identified assets of Phase Four, Inc. (“Phase4”), an aerospace manufacturing company that develops advanced in-space electric propulsion systems for small satellite. The assets acquired from Phase4 did not meet the definition of a business under ASC 805, Business Combinations, and therefore the Company accounted for the transaction as an asset acquisition. In an asset acquisition, goodwill is not recognized, but rather, any excess consideration transferred over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable assets acquired.

The total consideration was $8.7 million and was comprised of cash payments, the settlement of Phase4 outstanding debt at closing, the issuance of convertible notes with a principal amount, and holdbacks related to potential indemnification claims and novation of certain customer contract. The novation holdback is treated as a contingent consideration as of December 31, 2025. The estimated fair value of this contingent consideration, classified as Level 3 in the fair value hierarchy, was approximately $2.2 million. The novation holdback will be settled through the issuance of a convertible note or through the issuance of Purchaser Units (defined below), depending on the timing, if any, of a Qualified Equity Financing (defined below). The related contracts were fully novated on February 19, 2026, subsequent to year end after a Qualified Equity Financing.

The indemnification holdback has a principal balance of $1.2 million and a fair value of $1.3 million, which was recorded within the indemnification holdback liability on the consolidated balance sheets. The indemnification holdback represents security for potential indemnification claims against Phase4 arising from breaches of representations, warranties, or covenants under the Asset Purchase Agreement, Excluded Assets or Excluded Liabilities, and certain third-party claims related to the Business. The indemnification holdback will be released subject to amounts withheld for actual, pending or potential claims. The Company shall release the amount of indemnification holdback within 18 months from September 17, 2025, the acquisition date. Upon release of the indemnification holdback, the Company shall issue Purchaser Units (defined below) equal to the quotient of $1.2 million, minus any claims, divided by the Equity Unit Price (defined below).

Purchaser Units means either of the following: (a) equity securities sold in Qualified Equity Financing if the Company consummates a Qualified Equity Financing within 12 months after the closing date or (b) if a Qualified Equity Financing is not consummated or a change of control is consummated prior to consummating a Qualified Equity Financing, then Series A Preferred Units or Series A-1 Preferred Units.

Equity Unit Price means either of the following: (i) if the Qualified Equity Financing is consummated within 12 months after the closing date, the lowest price paid by any investor for the equity securities sold in that Qualified Equity Financing, multiplied by 0.90 or (ii) if Company (A) does not consummate a Qualified Equity Financing within 12 months after the closing date or (B) undergoes a Change of Control Event prior to consummating a Qualified Equity Financing, $1.3546.

Direct transaction costs of $30 thousand incurred in connection with the Acquisition were capitalized as part of the cost of the assets acquired, consistent with ASC 805-50-30, rather than expensed as incurred.

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 3 — ASSET ACQUISITIONS (cont.)

The total consideration consisted of the following (in thousands):

September 17, 2025
Cash consideration, including transaction expenses	$130
Debt settled on behalf of seller	970
Fair value of convertible note(1)	4,100
Fair value of indemnification holdback	1,320
Fair value of novation holdback	2,200
Total	$8,720

____________

(1)      The principal amount of the convertible note is $3.7 million as described in Note 9 — Debt. The difference between the fair value and the principal amount is recognized in additional paid-in capital.

The total consideration transferred was allocated to the acquired assets as follows (in thousands):

September 17, 2025
Other assets	$642
Equipment	1,602
Developed technologies	6,176
Customer contracts	300
Total	$8,720

The identifiable intangible assets acquired were developed technologies, which have been assigned a useful life of 15 years, and customer contracts, which have been assigned a useful life of 2 years. The weighted average amortization period for the acquired intangible assets is 14.4 years. The relative fair values used to allocate the total consideration were determined using the relief-from-royalty method for developed technology and the distributor method for customer contracts.

NOTE 4 — REVENUE

Disaggregated Revenue

The following tables provide information about disaggregated revenue by customer category and contract type for the years ended December 31, 2025, and 2024 (in thousands):

	Years Ended December 31,
	2025	2024
Revenue by Customer:
U.S. Government	$13,303	$1,282
Commercial	260	443
Total revenue	$13,563	$1,725
	Years Ended December 31,
	2025	2024
Revenue by Contract Type:
Fixed price	$11,296	$747
Time and materials	2,267	978
Total revenue	$13,563	$1,725

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 4 — REVENUE (cont.)

Remaining Performance Obligations

Remaining performance obligations represent the transaction price allocated to unsatisfied or partially unsatisfied performance obligations for FFP contracts. As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was $10.7 million. The Company expects to recognize revenue on approximately 49% of the remaining performance obligations over the next 12 months, 51% in 2027 and thereafter. As the Company has adopted the practical expedient that allows revenue to be recognized based on its right to invoice, it does not report remaining performance obligations for time-and-materials contracts.

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following (in thousands):

	December 31,
	2025	2024
Computer equipment	$84	$—
Warehouse and manufacturing equipment	2,240	32
Leasehold improvements	347	—
Total property and equipment	2,671	32
Less: accumulated depreciation	(185)	(4)
Property and equipment, net	$2,486	$28

Depreciation and amortization expense for the year ended December 31, 2025 was $0.2 million. Depreciation expense for the year ended December 31, 2024 was immaterial.

NOTE 6 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses consist of the following (in thousands):

	December 31,
	2025	2024
Prepaid launch services	$3,139	$250
Prepaid retainer	85	—
Grant receivable	—	500
Other prepaids	626	160
Total prepaid expenses	$3,850	$910

NOTE 7 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The following table sets forth the components of accrued expenses and other current liabilities (in thousands):

	December 31,
	2025	2024
Accrued payroll	$586	$361
Interest payable	—	343
Total accrued expenses and other current liabilities	$586	$704

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 8 — INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following (in thousands):

	As of December 31, 2025
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:
Developed technologies	$6,176	$(120)	$6,056
Customer contracts	300	(44)	256
Total definite-lived intangible assets	6,476	(164)	6,312

Indefinite-lived intangible assets:
Trademarks	684	—	684
Other	73	—	73
Total indefinite-lived intangible assets	757	—	757
Total intangible assets, net	$7,233	$(164)	$7,069
	As of December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Indefinite-lived intangible assets:
Trademarks	$584	—	$584
Total intangible assets, net	$584	$—	$584

Amortization expense for definite-lived intangible assets was $0.2 million and $0 for the years ended December 31, 2025 and 2024, respectively.

The table below shows estimated future amortization expense for definite-lived intangible assets as of December 31, 2025 (in thousands):

Amount
Years Ending December 31,
2026	$562
2027	518
2028	412
2029	412
2030	412
Thereafter	3,996
Total	$6,312

NOTE 9 — DEBT

The following table summarizes the Company’s outstanding debt as of December 31, 2025 and 2024 (in thousands):

	December 31,
	2025	2024
Promissory notes	$—	$5,000
Convertible notes	3,700	—
Total debt	$3,700	$5,000

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 9 — DEBT (cont.)

Promissory Notes

In July 2024, the Company issued a promissory note to Escape2 LLC (“Escape2”), an entity affiliated with the Company’s Chairman who is also a principal owner in the Company, in exchange for $2.0 million of principal in cash proceeds. The principal on the promissory note was originally due and payable to the counterparty in full on or prior to August 31, 2024. On August 31, 2024, the Company amended the promissory note and extended the maturity date to November 30, 2024. In September 2024, the Company issued an additional promissory note to Escape2 in exchange for $2.0 million of principal in cash proceeds. The promissory note issued to Escape2 in September 2024 had a maturity date of November 30, 2024.

In September 2024 and October 2024, the Company also issued promissory notes to Kerry Wisnosky, an executive of the Company, and IIWQ Lending LLC (“IIWQ”), an entity affiliated with an executive of the Company, in exchange for $0.5 million each of principal in total cash proceeds for a total principal amount of $1.0 million. The promissory notes issued to Kerry Wisnosky and IIWQ had a maturity date of November 30, 2024. Escape 2, Kerry Wisnosky and IIWQ are related parties of the Company.

The Company can prepay the promissory notes at their discretion at any time in whole or in part without any premium or penalty. Each promissory note accrues interest at a rate of 18.0% per annum, commencing on the date of issuance through the final repayment of the promissory note. Interest is payable quarterly in arrears and on the maturity date. All past due and delinquent payments accrue interest on the promissory notes at a rate of 110% of the stated rate otherwise in effect.

If the principal or interest under the promissory notes are not paid when due, then the holders of the promissory notes have the right to demand repayment of the promissory notes in full, including the principal balance and all accrued but unpaid interest. The promissory notes had a stated maturity date of November 30, 2024, but were not repaid by the Company on the maturity date and therefore, the Company was in default on the promissory notes and accrued additional interest on the promissory notes at a rate of 110% of the stated rate. The promissory notes were classified as current liabilities as of December 31, 2024, since they were due past maturity and therefore, were due on demand by the promissory noteholders at that time.

On December 12, 2025, the Company entered into settlement agreements with Escape2, Kerry Wisnosky and IIWQ to settle the promissory notes in a principal amount and accrued interest of $6.3 million that were in default and outstanding. The promissory notes were settled outside of their stated terms in accordance with the settlement agreements via the issuance of 4,609,973, 566,447 and 562,688, respectively, of Series A Preferred Units to Escape2, Kerry Wisnosky and IIWQ. The settlement of promissory notes was accounted for as a debt extinguishment. Such extinguishment resulted in a loss on extinguishment of debt of $1.8 million for the year ended December 31, 2025, which was recorded in other expense, net in the consolidated statements of operations.

The carrying value of the promissory notes approximates its fair value as of December 31, 2024.

Convertible Notes

On September 17, 2025, the Company issued convertible notes with a principal amount of $3.7 million as partial consideration for the acquisition of Phase4. The convertible notes do not carry a stated interest rate and shall convert into relevant units with such conversion occurring no later than September 17, 2026 (the “Maturity Date”). In the event the Company issues and sells preferred equity securities to investors, at any time on or prior to the Maturity Date in an equity financing in which the Company is valued at or greater than $250,000,000 on a post-money basis (a “Qualified Equity Financing”), then the unpaid Principal Amount shall automatically convert into a number of units at a conversion price equal to the lowest price paid for such equity securities by the investors in the Qualified Equity Financing multiplied by 0.90. If a Qualified Equity Financing has not been consummated on or prior the Maturity Mate,

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 9 — DEBT (cont.)

then on the Maturity Date or upon a change of control prior to the Maturity Date, the entire unpaid principal amount shall automatically convert into a number of identical Series A Preferred Units or Series A-1 Preferred Units equal to the principal amount divided by $1.3546 per unit. If an event of default has occurred and is continuing, then the holder of convertible notes, at its option, may cause the principal amount to convert into a number of identical Series A Preferred Units or Series A-1 Preferred Units equal to the principal amount divided by $1.3546 per unit.

On the date of issuance, the convertible notes were accounted for as a convertible debt issued at a substantial premium, such that the face value of the convertible notes is recorded as a liability and the premium amounting to $0.4 million was recorded as additional paid-in capital.

The carrying value of the convertible notes approximates its fair value as of December 31, 2025.

NOTE 10 — LEASES

The Company’s leases consist primarily of office space and equipment under operating and finance leases with non-cancelable terms generally expiring at various dates through 2034. These operating and finance leases generally have two to ten year terms.

During June 2025, the Company modified an existing lease agreement to extend the lease term, which did not grant an additional right-of-use asset. Therefore, the modification did not qualify as a separate new lease under ASC 842, resulting in a remeasurement of both the right-of-use asset recognized at lease commencement and the right-of-use asset subsequently recognized in connection with a prior lease modification, with each treated as a separate lease component. The remeasured lease liabilities for each component were calculated using the Company’s incremental borrowing rate as of the modification date.

Supplemental consolidated balance sheet information related to leases was as follows (in thousands):

	Classification on the Consolidated Balance Sheets	December 31,
		2025	2024
Assets:
Operating lease right-of-use assets, net	Operating lease right-of-use assets, net	$3,337	$684
Finance lease right-of-use assets, net	Finance lease right-of-use assets, net	955	—
Total lease assets		$4,292	$684
	Classification on the Consolidated Balance Sheets	December 31,
		2025	2024
Liabilities:
Current
Operating lease liabilities, current	Operating lease liabilities, current	$371	$258
Finance lease liabilities, current	Finance lease liabilities, current	493	—

Non-current
Operating lease liabilities, non-current	Operating lease liabilities, non-current	2,963	520
Finance lease liabilities, non-current	Finance lease liabilities, non-current	424	—
Total lease liabilities		$4,251	$778

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 10 — LEASES (cont.)

The Company had the following lease-related costs for the years ended December 31, 2025 and 2024 (in thousands):

	Years Ended December 31,
	2025	2024
Operating lease cost	$557	$396
Short-term lease cost	74	—
Variable lease cost	—	—
Finance lease cost:
Amortization of right-of-use asset	87	—
Interest on lease liabilities	26	—
Total lease costs	$744	$396

Supplemental cash flow information related to leases for the years ended December 31, 2025 and 2024 was as follows (in thousands):

	Years Ended December 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	$655	$299
Operating cash flows used in finance leases	26	—
Finance cash flows used in finance leases	125	—
Right-of-use assets obtained in exchange for new operating lease liabilities	2,530	521
Right-of-use assets obtained in exchange for new finance lease liabilities	1,042	—
Change in right-of-use assets due to modifications	509	—

The weighted average remaining lease term and incremental borrowing rates for operating leases and finance leases were as follows:

	December 31,
	2025	2024
Operating leases:
Weighted average remaining lease term (years)	6.8	8.1
Weighted average incremental borrowing rate (%)	15.4%	13.6%

Finance leases:
Weighted average remaining lease term (years)	1.8	—
Weighted average incremental borrowing rate (%)	15.9%	—

As of December 31, 2025, the Company does not have any additional operating and finance leases that have not yet commenced.

Future minimum lease payments for all leases as of December 31, 2025 are as follows (in thousands):

	Operating Leases	Finance Leases	Total
Years Ending December 31,
2026	$893	$604	$1,497
2027	741	453	1,194
2028	764	—	764
2029	764	—	764
2030	663	—	663
Thereafter	2,011	—	2,011
Total minimum lease payments	$5,836	$1,057	$6,893
Less: imputed interest	(2,502)	(140)	(2,642)
Present value of lease liabilities	$3,334	$917	$4,251

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 11 — UNIT-BASED COMPENSATION

Unit Appreciation Right Plan

On December 9, 2022, the Company adopted the Amended and Restated Unit Appreciation Right Plan (the “UAR Plan”), pursuant to which the Company may grant unit appreciation rights (“UARs”) to directors, officers, key employees, and consultants. UARs do not have an exercise price and vest over a period of five years, with 10%, 15%, 20%, 25%, and 30% vesting on the first through fifth anniversaries of the grant date, respectively. Upon a deemed liquidation event or the transfer or sale of units by one or more members of the Company to a person or a group of related persons representing 50% or more of the then outstanding voting power of the Company’s units (a “Company Sale”), any unvested UARs will become vested immediately. When vested, the UAR entitles the holder to an amount payable in cash upon a Company Sale based on the excess, if any, of the per unit sale price of the Company on the effective date of the Company Sale over an initial threshold as set forth in the applicable UAR agreement. The Company is authorized to issue an unlimited number of UARs under the UAR Plan. UARs are classified as a liability award under ASC 718. Unit-based compensation cost for the UARs will not be recognized until the performance-based condition is probable of being satisfied, which has not occurred as of December 31, 2025. Accordingly, no unit-based compensation expense has been recorded for the years ended December 31, 2025, and 2024.

The following table provides a summary of UAR activity under the UAR Plan:

Number of UARs
Outstanding as of January 1, 2024	552,155
Granted	146,000
Forfeited or canceled	(296,100)
Outstanding as of December 31, 2024	402,055
Granted	475,881
Forfeited or canceled	(28,500)
Outstanding as of December 31, 2025	849,436

Valuation assumptions

As the UARs are liability awards, the fair value of the UARs is measured at each reporting period. The fair value of the units was determined using a probability weighted expected return method including go public and remain private scenarios. The fair value of the units in the scenarios were determined by allocating the estimated enterprise value of the Company to each class of the Company’s equity and applying a discount for lack of marketability.

The following assumptions were used to calculate the fair value of the UARs as of December 31, 2025:

Unobservable Inputs	December 31, 2025
Risk-free interest rate	3.6%
Expected term (years)	0.83 – 2.00
Expected volatility	90%

These assumptions and estimates were determined as follows:

•        Risk-Free Interest Rate.    The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the grant date for maturities comparable to the expected term of the award.

•        Expected Volatility.    As there is not a trading history of Company’s equity, the expected volatility is determined based on the historical stock volatilities of comparable companies. Comparable companies consist of public companies in Company’s industry, which are similar in size, stage of life cycle, and financial leverage.

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 11 — UNIT-BASED COMPENSATION (cont.)

Unrecognized compensation expense related to UARs

As of December 31, 2025, there was $0.5 million of unrecognized compensation expense related to non-vested UARs that are not considered probable of achievement.

Profits Interest Plan

The Company also provides equity-based awards to employees through Quantum Space Management, LLC (“Management LLC”) under the Amended and Restated Profits Interest Plan (the “PIU Plan”). Management LLC was formed to hold incentive units of the Company and issue corresponding profits interest units (“PIUs”) to employees. Each PIU corresponds to a specific incentive unit and is intended to mirror the economic rights of such underlying unit. Management LLC is authorized to issue up to 16,300,000 PIUs under the PIU Plan.

Participants holding vested PIUs participate in distributions on a proportionate basis with the Common Unit and Preferred Unit holders; however, the PIUs do not have voting rights. Each PIU has a profits interest threshold amount stated in the award at the date of issuance. Based upon their underlying characteristics and features, the Company has determined that the shares are to be accounted for as equity-classified awards.

The Company accounts for PIUs in accordance with ASC 718. The vesting conditions meet the definition of a service condition, as the PIUs generally vest based on continuous service over the applicable vesting period, which aligns with the specific vesting schedule included in the Award Agreement. As such, the Company recognizes compensation cost based on the grant-date fair value over the requisite service period. In the event of a Company Sale, certain awards provide for accelerated vesting. PIU grants included awards with vesting commencement dates from January 2022 to January 2026.

The following table provides a summary of PIU activity:

	Number of PIUs	Weighted- Average Grant Date Fair Value
Non-vested as of December 31, 2023	14,640,000	$0.61
Granted	330,041	$0.60
Vested	(2,500,000)	$0.62
Forfeited	(3,750,000)	$0.64
Non-vested as of December 31, 2024	8,720,041	$0.60
Granted	612,962	$0.59
Vested	(3,048,003)	$0.61
Non-vested as of December 31, 2025	6,285,000	$0.60

Valuation assumptions

The fair value of the PIUs are measured as of the grant date. For the year ended December 31, 2025, the fair value of the units was determined using a probability weighted expected return method including go public and remain private scenarios. The fair value of the units in the scenarios were determined by allocating the estimated enterprise value of the Company to each class of the Company’s equity and applying a discount for lack of marketability. For the year ended, December 31, 2024, the fair value of the units were determined using an options pricing model backsolve method.

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 11 — UNIT-BASED COMPENSATION (cont.)

The following assumptions were used to calculate the fair value of the PIUs granted:

Unobservable Inputs	Years Ended December 31,
	2025	2024
Risk-free interest rate	3.5%	4.6%
Expected term (years)	0.83 – 2.00	9.0
Expected volatility	90%	80%

These assumptions and estimates for the period ending December 31, 2025, were determined as follows:

•        Risk-Free Interest Rate.    The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the grant date for maturities comparable to the expected term of the award.

•        Expected Term.    The change in the expected term was driven by the anticipated business combination as described further in Note 20 — Subsequent Events.

•        Expected Volatility.    As there is not a trading history of Company’s equity, the expected volatility is determined based on the historical stock volatilities of comparable companies. Comparable companies consist of public companies in Company’s industry, which are similar in size, stage of life cycle, and financial leverage.

Unrecognized compensation expense related to PIUs

As of December 31, 2025, there was $2.3 million of unrecognized compensation expense related to non-vested PIUs, which the Company expects to recognize over a weighted-average period of approximately 1.0 year.

Unit-Based Compensation Expense

The unit-based compensation expense related to PIUs was $1.7 million and $2.2 million for the years ended December 31, 2025 and 2024, respectively. Unit-based compensation expense is recorded within selling, general and administrative and research and development within the consolidated statements of operations, depending on the nature of the activities which are performed by the PIU holders. For the years ended December 31, 2025 and 2024, $1.5 million and $2.1 million, respectively, is recorded within selling, general and administrative and $0.2 million and $0.1 million, respectively, is recorded within research and development.

NOTE 12 — INCOME TAX

The following table sets forth the components of net loss before income taxes recognized on the consolidated statements of operations (in thousands):

	Years Ended December 31,
	2025	2024
U.S.	$(24,911)	$(19,219)
Total	$(24,911)	$(19,219)

No income tax (expense) benefit was recorded for the years ended December 31, 2025, and 2024.

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 12 — INCOME TAX (cont.)

A reconciliation of income taxes computed at the U.S. federal statutory income tax rate of 21% to the Company’s income tax (expense) benefit was as follows (in thousands):

	Years Ended December 31,
	2025	2024
U.S. federal statutory tax rate	21.0%	21.0%
Domestic income not subject to income tax	(21.0)%	(21.0)%
Effective income tax rate	—%	—%

Because the Company is treated as a partnership and is not subject to entity-level income tax, no deferred tax assets or deferred tax liabilities have been recognized in the accompanying consolidated financial statements.

The Company had no liability for uncertain tax positions and had accrued no interest or penalties with respect to unrecognized tax benefits as of December 31, 2025, and 2024.

NOTE 13 — MEMBER UNITS AND PREFERRED UNITS

Junior Preferred Units

The Company issued 80,000,000 junior preferred units (the “Junior Preferred Units”) in 2022 to related parties at an original issue price of $0.10 per unit in exchange for a total cash investment of $8.0 million, net of issuance costs of $69 thousand. The Junior Preferred Units were recognized at fair market value on the issuance date.

Series A Preferred Units

During 2022, the Company issued 12,781,953 Series A Preferred Units (the “Series A Preferred Units”) at an original issue price of $1.33 per unit in exchange for a total cash investment of $17.0 million, net of issuance costs of $11 thousand.

During 2023 and 2024, the Company issued 12,823,254 and 3,529,897 Series A Preferred Units at an original issue price of $1.33 per unit in exchange for cash investments of $17.0 million, net of issuance costs of $0.1 million and $4.7 million, net of issuance costs of $25 thousand from various investors.

In connection with the issuance of certain of the Series A Preferred Units, three investors were issued a side letter right (the “Side Letter Right”) during 2023 and 2024 for no additional consideration. The Side Letter Right would be triggered if the Company did not consummate an equity financing with a post-money valuation of at least $200.0 million prior to December 31, 2024, and, if triggered, entitled the holders of such right to (1) receive additional Series A Preferred Units with a legally stated original issue price, conversion price and liquidation preference of $1.0837 per unit and (2) a reduction of the original issue price, conversion price, and liquidation preference associated with their existing Series A Preferred Units from $1.33 to $1.0837 per unit.

As the Side Letter Right was issued for no additional consideration and did not meet the criteria for capitalization of a contract asset, the issuance date fair value of the Side Letter Right of $0.1 million was expensed upon its issuance. The expense is reflected within other expense, net within the consolidated statement of operations for the year ended December 31, 2024. The Side Letter Right is considered to be a freestanding financial instrument and is required to be classified as a liability and measured at fair value on an ongoing basis pursuant to ASC 480 since the underlying Series A Preferred Units are redeemable for cash upon the occurrence of certain events that are considered outside of the Company’s control. The change in fair value of Side Letter Right is included within other expense, net in the Company’s consolidated statement of operations.

On various dates throughout 2022, 2023, and 2024, the Company entered into unit purchase agreements to issue Series A Preferred Units. On February 3, 2025, the Company amended its then-effective LLC Agreement (the “February 2025 Amendment”) to extend the economic protection previously afforded only to certain holders of Series A Preferred Units (the “SLR Holders”) under a pre-existing side letter arrangement to all remaining holders of Series A Preferred

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 13 — MEMBER UNITS AND PREFERRED UNITS (cont.)

Units (the “non-SLR Holders”). Pursuant to the February 2025 Amendment, the Company issued additional Series A Preferred Units to the non-SLR Holders with a legally stated original issue price, conversion price and liquidation preference of $1.0837 per unit and reduced the original issue price, conversion price, and liquidation preference applicable to their existing Series A Preferred Units from $1.33 per unit to $1.0837 per unit.

The Company determined that the February 2025 Amendment represented a significant change to the terms of the non-SLR Holders’ Series A Preferred Units, as it simultaneously resulted in the issuance of additional Series A Preferred Units and altered the stated original issue price, conversion price, and liquidation preference. Accordingly, the Company accounted for the February 2025 Amendment as an extinguishment of the non-SLR Holders’ existing Series A Preferred Units and the issuance of new Series A Preferred Units.

As mentioned above, the Side Letter Right was originally granted exclusively to the SLR Holders, was not a right afforded to non-SLR Holders at issuance of their Series A Preferred Units, and the February 2025 Amendment was, therefore, not applicable to the SLR Holders’ Series A Preferred Units. Accordingly, the additional Series A Preferred Units issued and corresponding amended original issue price, conversion price, and liquidation preference that resulted from the February 2025 Amendment were not considered a pro rata distribution to all holders of the Series A Preferred Units, rather, they are considered a non-pro-rata distribution that was issued exclusively to the non-SLR Holders. Hence, the Company recognized a non-cash expense of $3.9 million within other expense, net in the consolidated statement of operations for the year ended December 31, 2025, representing the excess of the fair value of the consideration transferred to the non-SLR Holders over the fair value of their Series A Preferred Units immediately before the February 2025 Amendment.

During 2025, the Company issued 17,993,908 Series A Preferred Units at an original issue price of $1.0837 per unit in exchange for a total cash investment of $19.3 million, net of issuance costs of $0.2 million. In December 2025, the Company also issued 5,739,108 Series A Preferred Units against settlement of promissory notes. Refer to Note 9 — Debt for additional information regarding promissory notes.

The Series A Preferred Units were recognized at fair market value on the issuance date.

Preferred Units

The Junior Preferred Units and the Series A Preferred Units shall be referred together as the “Preferred Units.” Preferred Units have been issued in one or more series, each of such series consisting of such number of units and to have such terms, rights, powers and preferences, and the qualifications and limitation with respect thereto, as stated or expressed in the original or amended and restated limited liability company agreement. The principle rights, privileges, and preferences of the Preferred Units are as follows:

Distributions

The Company shall not declare, pay, or set aside any distributions on any class of Common Units, incentive units and any other class of equity interest in the Company (collectively the “Units”) created unless the holders of the Preferred Units then outstanding first receive, or simultaneously receive, in the case of a distribution on the Company’s Common Units or any class of Units that is convertible into Common Unit, a distribution per Preferred Unit equal to the product of the distribution payable on each Unit of such class, as if it all had been converted into Common Units and the number of units of Common Units issuable upon conversion of such Preferred Unit.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Company, or a deemed liquidation event, including a merger or consolidation, or a sale or other disposition of all or substantially all of the Company’s assets, the holders shall receive distributions in an amount up to their liquidation preference. See the consolidated balance sheets for the liquidation preference amounts. The preference of distributions is first, to make payment of all debts and liabilities owing to creditors and the expenses of dissolution or liquidation; second, to establish such reserves as reasonably

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 13 — MEMBER UNITS AND PREFERRED UNITS (cont.)

deemed by the board of directors necessary for any contingent or unforeseen liabilities or obligations of the Company; third to the holders of Series A Preferred Units and then to the holders of Junior Preferred Units. After payment in full of the liquidation preference amounts for the Preferred Units, any remaining amount shall be paid to the holders of Common Units and vested incentive units on a pro rata basis provided that no distributions shall be made with respect to any vested incentive units until the applicable profits interest threshold that is set by the board of directors upon each issuance of any vested incentive unit has been exceeded.

Voting

On any matter presented to the equity holders of the Company for their action or consideration at any meeting of equity holders of the Company, each holder of outstanding Preferred Units shall be entitled to cast the number of votes equal to the number of whole Common Units into which the Preferred Units held by such holder are convertible. The holders of the Preferred Units shall vote together with the holders of Common Units as a single class and on an as converted to Common Units basis. The Company’s board of directors is comprised of total 5 directors with one director appointed by holders of Series A Preferred Units, three directors appointed by holders of Junior Preferred Units, and the remaining director being the Company’s Chief Executive Officer (“CEO”).

Voluntary Conversion Feature

Each Preferred Unit shall be convertible at the option of the holder, at any time and from time to time without the payment of additional consideration by the holder, into such number of fully paid and non-assessable Common Units as is determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The conversion price initially equals the applicable original issue price. At the time of conversion, the Company shall pay all declared but unpaid distributions on the Preferred Units converted.

Automatic Conversion Feature

All outstanding Preferred Units shall automatically be converted into Common Units as is determined by dividing the applicable original issue price by the conversion price upon either (a) the closing of the sale of Common Units to the public at a price of at least $10.83 per Series A Preferred Unit in a firm commitment underwritten public offering to the Company resulting in at least $50.0 million of gross proceeds to the Company and in connection with such offering the Common Units are listed for trading on an applicable exchange or marketplace, or (b) approval of the majority holders of the outstanding Preferred Units. At the time of conversion, the Company shall pay all declared but unpaid distributions on the Preferred Units converted.

Classification

A redeemable equity security is to be classified as temporary or mezzanine equity if it is conditionally redeemable upon the occurrence of an event that is not solely within the control of the issuer.

The Preferred Units are redeemable for cash upon the occurrence of a deemed liquidation event. As of December 31, 2025 and 2024, a deemed liquidation event is not considered probable, and the occurrence of such an event is considered to be outside of the Company’s control. Accordingly, the Preferred Units are considered conditionally redeemable upon the occurrence of an event that is not solely within the control of the issuer and, therefore, the Company has classified the Preferred Units as mezzanine equity in the consolidated balance sheets as of December 31, 2025 and 2024.

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 14 — WARRANTS

On February 29, 2024, the Company issued warrants to purchase Common Units as partial consideration for the acquisition of a license to use the Quantum Space trademark. The warrants have an exercise price of $0.01 per Common Unit. The warrants shall be exercisable by the licensor in whole or in part, at any time and from time to time from the issuance date through February 28, 2029, for a number of Common Units as follows:

•        On the issuance date and up to the one-year anniversary of the issuance date, the warrants were exercisable into 84,586 Common Units,

•        (i) On the one-year anniversary of the issuance date, the warrants were exercisable into an additional 75,000 Common Units and (ii) on January 1, 2026, (1) if the sum of (x) the aggregate fair market value as of December 31, 2025 of all Common Units for which the warrants are then exercisable and (y) the sum of the cash consideration and the additional contingent cash consideration, is less than $0.7 million (the sum of (x) and (y) referred to hereafter as the “Total Fee”), the warrants automatically become exercisable for such number of additional Common Units the aggregate fair market value of which shall equal the difference between $0.7 million and the Total Fee or (2) if the Total Fee is equal to or more than $0.7 million, the warrants are not exercisable for any additional Common Units beyond 159,586.

The warrants issued as partial consideration to acquire a license were determined to be consideration payable to a non-employee under ASC 718 and were recorded within equity on the consolidated balance sheets. The fair value of the warrants amounting to $0.3 million was capitalized as a part of the license agreement. Refer to Note 3 — Asset Acquisitions for additional information. The fair value of warrants was measured on the grant date using the Black-Scholes option pricing model using the following assumptions:

February 29, 2024
Expected volatility	60.0%
Expected dividends	0.0%
Remaining contractual term (years)	1.84
Risk-free rate	4.65%
Strike price	$0.01
Fair value per common unit on grant date	$0.71
Warrant exercise price	$350,000

NOTE 15 — RELATED PARTY TRANSACTIONS

The Company has entered into recurring transactions and agreements with certain related parties, including but not limited to consulting agreements, lease agreements, and loan agreements. The impact on the consolidated statements of operations of significant related-party transactions is shown below (in thousands):

	Classification	Years Ended December 31,
		2025	2024
801 Thompson Realty, LLC	Rent expense	$363	$351
Delivery Xellence LLC	Revenue	260	180
IBX, LLC	Selling, general and administrative	1,139	714
Kerry Wisnosky	Interest expense(1)	94	27
Escape2	Interest expense(1)	751	293
IIWQ	Interest expense(1)	94	23
The Artemis Group	Selling, general and administrative	129	—

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 15 — RELATED PARTY TRANSACTIONS (cont.)

The following table summarizes significant related-party balances at the dates indicated (in thousands):

	Classification	As of December 31,
		2025	2024
801 Thompson Realty, LLC	Operating lease right-of-use assets, net	$352	$172
	Operating lease liabilities, current and non-current	357	154
	Accounts payable	361	5
Delivery Xellence LLC	Accounts receivable	42	104
IBX, LLC	Accounts payable	383	609
Desbuild Construction Inc.	Property and equipment, net	267	—
	Accounts payable	102	11
Kerry Wisnosky	Debt(1)	—	500
Escape2	Debt(1)	—	4,000
IIWQ	Debt(1)	—	500
Kerry Wisnosky	Series A preferred units(1)	799	—
Escape2	Series A preferred units(1)	6,500	—
IIWQ	Series A preferred units(1)	793	—

____________

(1)      Refer to Note 9 — Debt for more information related to promissory notes issued to related parties and their settlement into Series A Preferred Units.

801 Thompson Realty, LLC

For the years ended December 31, 2025 and 2024 the Company incurred rent and related expenses to 801 Thompson Realty, LLC (“801 Thompson”) related to operating leases for a total of $0.4 million and $0.4 million, respectively. The lease arrangement also resulted in lease liability and operating lease right-of-use assets of $0.4 million and $0.4 million for the year ended December 31, 2025, and $0.2 million and $0.2 million for the year ended December 31, 2024. As of December 31, 2025 and 2024 there are accounts payable to 801 Thompson for a total of $0.4 million and an immaterial amount, respectively. The Company’s co-founder and Chairman, Kam Ghaffarian, is the sole owner of 801 Thompson Realty, LLC.

Delivery Xellence LLC

For the years ended December 31, 2025 and 2024, the Company generated revenue from contract with Delivery Xellence LLC (“Delivery Xellence”) for a total of $0.3 million and $0.2 million, respectively. As of December 31, 2025 and 2024, there are accounts receivable from Delivery Xellence for $42 thousand and $0.1 million, respectively. The Company’s co-founder and Chairman, Kam Ghaffarian, is the CEO and founder of Delivery Xellence.

IBX, LLC

For the years ended December 31, 2025 and 2024, the Company incurred selling, general, and administrative expense obligations to IBX, LLC (“IBX”) for a total of $1.1 million and $0.7 million, respectively. As of December 31, 2025 and 2024, there are accounts payable to IBX for a total of $0.4 million and $0.6 million, respectively. The services include, but are not limited to, fees for the provision of capital raise, proposal services, and general and administrative services in the day-to-day operation of business. The Company’s co-founder and Chairman, Kam Ghaffarian, is the CEO and founder of IBX.

Desbuild Construction, Inc.

During the year ended December 31, 2025, the Company retained Desbuild Construction, Inc. (“Desbuild Construction”) to provide services including, but were not limited to, demolition and design services for the build out of the Company’s leased office space, including tenant improvements totaling $0.3 million which were capitalized

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 15 — RELATED PARTY TRANSACTIONS (cont.)

to leasehold improvements within Property and Equipment, Net. As of December 31, 2025, there are also accounts payable to Desbuild for a total of $0.1 million. The Company’s co-founder and Chairman’s brother, Nick Ghaffarian, is the sole owner of Desbuild Construction.

The Artemis Group

For the year ended December 31, 2025, the Company incurred selling, general, and administrative expense obligations to The Artemis Group (“Artemis”) for a total of $0.1 million. The services include, but are not limited to, marketing services provided to the Company. Board Member (and CEO effective May 2026), Jim Birdenstine, was the Managing Partner of Artemis during the year ended December 31, 2025.

NOTE 16 — COMMITMENTS AND CONTINGENCIES

From time to time, the Company is a party to various lawsuits, claims, and other legal proceedings that arise in the ordinary course of business. The Company accounts for contingencies in accordance with ASC 450, Contingencies, determining when and how much to accrue for and disclose related to legal and other contingencies. Accordingly, the Company discloses contingencies deemed to be reasonably possible and accrues loss contingencies when, in consultation with legal advisors, it is concluded that a loss is probable and reasonably estimable. While the resolution of these legal proceedings and claims cannot be predicted with certainty, management believes the final outcome of such matters will not have a material adverse effect on the Company’s consolidated financial statements.

NOTE 17 — FAIR VALUE MEASUREMENTS

The following tables present information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis (in thousands):

	As of December 31, 2025
	Level 1	Level 2	Level 3
Liabilities:
Contingent consideration, current	$—	$—	$2,200
Side letter right liability	—	—	$—
Total liabilities	$—	$—	$2,200

As of December 31, 2024, there are no financial assets and liabilities measured at fair value on a recurring basis. There were no transfers between levels of the fair value hierarchy during the years ended December 31, 2025 and 2024.

Contingent Consideration

The fair value of the contingent consideration is measured using the probability-weighted present value of the potential payment. The probability-weighted present value of the potential payment is based on significant unobservable inputs, including holdback amount, price of Series A-1 Preferred Units, risk free interest rate and probability of vesting. Accordingly, the fair value of the contingent consideration has been classified as Level 3.

The following table provides quantitative information regarding Level 3 inputs used in the fair value measurements of contingent consideration:

Year Ended December 31, 2025
Novation holdback amount (in thousands)	$2,000
Price per unit of Series A-1 preferred units	$1.5116
Risk free interest rate	4.03%
Probability of vesting	100%

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 17 — FAIR VALUE MEASUREMENTS (cont.)

The following table provides a reconciliation of the contingent consideration measured at fair value using Level 3 of the fair value hierarchy (in thousands):

Amount
Balance as of December 31, 2024	$—
Acquisition of Phase4	2,200
Change in fair value	—
Balance as of December 31, 2025	$2,200

Side Letter Right Liability

The fair value of the Side Letter Right liability is measured using the option pricing method of allocation. The option pricing method of allocation is based on significant unobservable inputs, including expected term, expected volatility, and a risk-free interest rate. Accordingly, the fair value of the Side Letter Right liability has been classified as Level 3.

The following table provides quantitative information regarding Level 3 inputs used in the fair value measurements of Side Letter Right liability:

	Years Ended December 31,
	2025	2024
Expected term	9 years	9 years
Expected volatility	80%	80%
Risk-free interest rate	4.55%	4.55%

The following table provides a reconciliation of the Side Letter Right liability measured at fair value using Level 3 of the fair value hierarchy (in thousands):

Amount
Balance as of January 1, 2024	$2,370
Issuance of side letter right	102
Change in fair value	2,911
Balance as of December 31, 2024	5,383
Settlement of side letter right	(5,383)
Balance as of December 31, 2025	$—

NOTE 18 — EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan in the U.S. intended to qualify under Section 401 of the Internal Revenue Code (the “401(k) Plan”) pursuant to which, eligible employees can elect to contribute eligible compensation to the 401(k) Plan, subject to certain limitations. For the years ended December 31, 2025 and 2024, the Company elected to match 100% of employee contributions up to a maximum of 5% of eligible employee compensation. For the years ended December 31, 2025 and 2024, the Company recognized expenses related to the 401(k) Plan of $0.1 million and $0.2 million, respectively.

NOTE 19 — SEGMENT REPORTING

Under the guidelines of ASC 280, Segment Reporting, which require companies to present financial information about their operating segments, products and services, geographic regions, and significant customers, the Company’s Executive Committee, which includes the CEO, Chief Operating Officer and Chief Technology Officer, serves as the chief operating decision maker (“CODM”). The CODM evaluates financial performance, allocates resources, and makes strategic decisions based on the consolidated results of the Company, rather than evaluating discrete lines of business. Accordingly, management has determined that the Company comprises a single reportable segment. In

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 19 — SEGMENT REPORTING (cont.)

making resource allocation and assessing operational outcomes, the CODM relies on overall net loss as the primary metric both during the annual planning process and for evaluating results on a quarterly basis. The primary expenses presented to the CODM and incorporated in segment performance are related to the operating expenses; direct costs, selling, general and administrative, research and development and depreciation and amortization — as well as the non-operating expenses; interest expense, interest income, and other expense, net. The consolidated statements of operations for the years ended December 31, 2025, and 2024 present these significant segment expenses for the Company’s single operating segment. The consolidated balance sheets as of December 31, 2025, and 2024 likewise display the assets and liabilities attributable to this single segment.

There Company does not derive revenue outside the United States and does not have any assets located outside the United States.

NOTE 20 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 12, 2026, the date on which consolidated financial statements were available to be issued:

Warrants related to Trademark

As referenced in Note 14 — Warrants, on February 29, 2024, the Company issued an equity classified warrant as partial consideration in exchange for a license to a trademark. In accordance with its stated terms, on January 1, 2026, the total number of Common Units that the warrant is exercisable for increased from 159,586 to 208,291. The Company does not expect a material impact to the financial statements as a result of the increase to the number of Common Units that the warrant is exercisable for.

Issuance of Series A-1 Preferred Units

Between January 15, 2026 and May 12, 2026, the Company issued an aggregate of 8,269,381 Series A-1 Preferred Units to various investors for aggregate cash proceeds of approximately $12.5 million.

Settlement of Phase Four, Inc. Convertible Note and Novation Holdback Liability

The issuance of the Series A-1 Preferred Units in January qualified as a Qualified Equity Financing. As a result, the Company converted the outstanding convertible note held by Phase Four, Inc. into 2,719,788 Series A-1 Preferred Units on January 30, 2026. Further, the Company also settled the novation holdback liability with Phase Four, Inc. through the issuance of 1,470,155 Series A-1 Preferred Units on February 23, 2026.

Appointment of New CEO

On May 5, 2026 the Company appointed Jim Bridenstine as the CEO. Mr. Bridenstine served as a Board Member of the Company prior to his appointment.

Business Combination Agreement

On June 8, 2026, Inflection Point Acquisition Corp. VI (“Inflection Point”) and the Company executed a business combination agreement (the “Business Combination Agreement”) relating to a proposed business combination (the “Business Combination”) among Inflection Point, the Company, IPFX PubCo, Inc., a Delaware corporation and wholly owned subsidiary of Inflection Point (“PubCo”), and IPFX Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of PubCo.

The Business Combination is expected to close in the fourth quarter of 2026, following the receipt of the required approvals by Inflection Point’s shareholders and Quantum Space’s equity holders and the fulfillment of other customary closing conditions.

QUANTUM SPACE, LLC

Notes to Consolidated Financial Statements

NOTE 20 — SUBSEQUENT EVENTS (cont.)

Following closing of the Business Combination, the combined company will be organized in an umbrella partnership C corporation (“Up-C”) structure, in which substantially all of the assets and the business of the combined company will be held by Quantum Space. The combined company’s business will continue to operate through Quantum Space and its subsidiaries. In connection with the closing, PubCo will change its name to “Quantum Space, Inc.”

Issuance of Series B Preferred Units and Warrants

On June 8, 2026, contemporaneous with the executed Business Combination Agreement, the Company issued 5,882,352 Series B Preferred Units and warrants to purchase 5,882,352 Common Units to certain investors for aggregate cash proceeds of approximately $60.0 million.

7th Amended and Restated Limited Liability Company Agreement

On June 8, 2026, the Company executed the 7th Amended and Restated Limited Liability Company Agreement which, among other updates, modified certain incentive units such that upon the consummation of the Up-C the Preferred Units, Common Units, and incentive units shall be converted into or exchanged for a number of shares of PubCo as determined by the Board.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Inflection Point Acquisition Corp. VI
New York, New York

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Inflection Point Acquisition Corp. VI (the “Company”) as of December 31, 2025, the related statements of operations, changes in shareholders’ deficit, and cash flows for the period from September 12, 2025 (inception) through December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the period from September 12, 2025 (inception) through December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, as of December 31, 2025, the Company does not have sufficient cash and working capital to sustain its operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. The Company’s ability to execute its business plan is dependent upon its completion of the proposed initial public offering described in Note 3 to the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Notes 1 and 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We have served as the Company’s auditor since 2025.

Minneapolis, Minnesota

March 24, 2026

Inflection Point Acquisition Corp. VI
BALANCE SHEET

December 31, 2025
Assets:
Current assets
Prepaid expenses	$25,000
Total current assets	25,000
Deferred offering costs	215,437
Total Assets	$240,437

Liabilities and Shareholder’s Deficit:
Current liabilities
Accrued expenses	$55,639
Accrued offering costs	113,440
Promissory note – related party	112,418
Total Liabilities	281,497

Commitments and Contingencies (Note 6)

Shareholder’s Deficit
Preferred shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued and outstanding	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 8,433,333 shares issued and outstanding(1)	843
Additional paid-in capital	24,157
Accumulated deficit	(66,060)
Total Shareholder’s Deficit	(41,060)
Total Liabilities and Shareholder’s Deficit	$240,437

____________

(1)      Includes up to 1,100,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 7).

The accompanying notes are an integral part of the financial statements.

Inflection Point Acquisition Corp. VI
STATEMENT OF OPERATIONS

For the period from September 12, 2025 (inception) through December 31, 2025
Formation and operating costs	$66,060
Net loss	$(66,060)

Basic and diluted weighted average shares outstanding(1)	7,333,333
Basic and diluted net loss per share	$(0.01)

____________

(1)      Excludes up to 1,100,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 7).

The accompanying notes are an integral part of the financial statements.

Inflection Point Acquisition Corp. VI
STATEMENT OF CHANGES IN SHAREHOLDER’S DEFICIT
FOR THE PERIOD FROM SEPTEMBER 12, 2025 (INCEPTION) THROUGH DECEMBER 31, 2025

	Class B Ordinary shares		Additional Paid-In Capital	Accumulated Deficit	Shareholder’s Deficit
	Shares	Amount
Balance as of September 12, 2025 (inception)	—	$—	$—	$—	$—
Class B ordinary shares issued to Sponsor(1)	8,433,333	843	24,157	—	25,000
Net loss	—	—	—	(66,060)	(66,060)
Balance as of December 31, 2025	8,433,333	$843	$24,157	$(66,060)	$(41,060)

____________

(1)      Includes up to 1,100,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 7).

The accompanying notes are an integral part of the financial statements.

Inflection Point Acquisition Corp. VI
STATEMENT OF CASH FLOWS

For the period from September 12, 2025 (inception) through December 31, 2025
Cash flows from operating activities:
Net loss	$(66,060)
Adjustments to reconcile net loss to net cash used in operating activities:
Payment of formation and operating costs through promissory note – related party	10,421
Changes in operating assets and liabilities:
Accrued expenses	55,639
Net cash used in operating activities	—

Net change in cash	—
Cash, beginning of the period	—
Cash, end of the period	$—

Supplemental disclosure of cash flow information:
Deferred offering costs included in accrued offerings costs and expenses	$113,440
Deferred offering costs paid through promissory note – related party	$101,997
Prepaid expenses paid by Sponsor in exchange for issuance of Class B ordinary shares	$25,000

The accompanying notes are an integral part of the financial statements.

Inflection Point Acquisition Corp. VI
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

Inflection Point Acquisition Corp. VI (the “Company”) is a special purpose acquisition company incorporated as a Cayman Islands exempted company on September 12, 2025, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses (the “Business Combination”).

As of the December 31, 2025, the Company had not commenced any operations. All activity for the period from September 12, 2025 (inception) through December 31, 2025 relates to the Company’s formation and the proposed initial public offering (“Proposed Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Proposed Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a Proposed Public Offering of 22,000,000 units (each, a “Unit” and collectively, the “Units”) at $10.00 per Unit (or 25,300,000 units if the underwriters’ over-allotment option is exercised in full), and the sale of 7,400,000 warrants, each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per private placement warrant (“Private Placement Warrants”) in a private placement to Inflection Point Holdings VI LLC (the “Sponsor”) and Cantor Fitzgerald & Co., the representative of the underwriters, that will close simultaneously with the Proposed Public Offering. Of those 7,400,000 Private Placement Warrants, the Sponsor has agreed to purchase 5,000,000 warrants and Cantor Fitzgerald & Co. has agreed to purchase 2,400,000 warrants. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the Private Placement Warrants, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination (less deferred underwriting commissions).

Inflection Point Fund I, LP (“IPF”), an affiliate of the Sponsor and the executive officers, intends to commit an aggregate of $25,000,000 into a private investment in public equity (“PIPE”), transaction in connection with the initial Business Combination, subject to diligence and approval of IPF’s investment committee. Any such commitment and purchase will be subject to approval of IPF’s investment committee prior to the closing of the initial Business Combination. Accordingly, if IPF’s investment committee does not give its approval, IPF will not be obligated to make such investment. Further, the Company has the right, in its sole discretion, to reduce the amount of or decline such investment. The Company expects that the terms of any such PIPE transaction will be negotiated with the applicable Business Combination target and investors (including IPF), at the time a Business Combination agreement is signed. As a result of additional costs in connection with such anticipated PIPE transaction, the Company is entitled to withdraw a maximum of $500,000 of funds from interest earned on the Trust Account for working capital purposes per year (plus the rollover of unused amounts from prior years).

The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net assets in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the interest earned on the trust account ) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

Upon the closing of the Proposed Public Offering, management has agreed that an aggregate of $10.00 per Unit sold in the Proposed Public Offering will be held in a Trust Account (the “Trust Account”) and may only be invested in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. Except with respect to (a) amounts withdrawn to fund the Company’s working capital requirements, subject to an annual limit of $500,000 (plus the rollover of unused amounts from prior years), and/or (b) to pay

Inflection Point Acquisition Corp. VI
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

for our taxes (any withdrawals to pay for the Company’s taxes (which shall exclude any 1% U.S. federal excise tax on stock repurchases under the Inflation Reduction Act of 2022 that is imposed on the Company, if any) shall not be subject to the $500,000 annual limitation described in the foregoing) (such withdrawals described in clauses (a) and (b), collectively, “Permitted Withdrawals”) interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the proceeds from the Proposed Public Offering and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination within 24 months from the closing of the Proposed Public Offering or by such earlier liquidation date as our board of directors may approve (the “Completion Window”), subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

The Company will provide the Company’s public shareholders with the opportunity to redeem all or a portion of their public shares in connection with the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the initial Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company for Permitted Withdrawals, divided by the number of then outstanding public shares, subject to the limitations. The amount in the Trust Account is initially anticipated to be $10.00 per public share.

The ordinary shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will have only the duration of the Completion Window to complete the initial Business Combination. However, if the Company is unable to complete its initial Business Combination within the Completion Window, the Company will as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company for Permitted Withdrawals (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will constitute full and complete payment for the public shares and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation or other distributions, if any), subject to the Company’s obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law.

The Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial Business Combination if the Company determines it is desirable to facilitate the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions

Inflection Point Acquisition Corp. VI
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the trust account; and (iv) vote any founder shares held by them and any public shares purchased during or after the Proposed Public Offering (including in open market and privately-negotiated transactions) in favor of the initial Business Combination.

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company (except for the Company’s independent auditors), or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement (except for the Company’s independent auditors), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations.

Going Concern Consideration

As of December 31, 2025, the Company had no cash and a working capital deficit of $256,497 (excluding deferred offering costs). The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date these financial statements are available to be issued. Management plans to address this uncertainty through a Proposed Public Offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful within the Completion Window. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (the “US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are

Inflection Point Acquisition Corp. VI
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash and cash equivalents as of December 31, 2025.

Deferred Offering Costs

Deferred offering costs consist of accounting and legal expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to shareholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to its short-term nature.

Net Loss Per Ordinary Share

Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 1,100,000 ordinary shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Note 7). At December 31, 2025, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Inflection Point Acquisition Corp. VI
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

The Company accounts for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2025, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Risks and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict, the Israel-Hamas conflict and the conflicts between the United States and Israel and Iran, as well as recent developments to U.S. tariff policies. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia, the Israel-Hamas conflict, the conflict between the United States and Israel and Iran and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the Israel-Hamas conflict, the conflict between the United States and Israel and Iran and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial business combination and any target business with which the Company may ultimately consummate an initial business combination.

Note 3 — Proposed Public Offering

In the Proposed Public Offering, the Company will offer for sale up to 22,000,000 Units, (or 25,300,000 Units if the underwriters’ over-allotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit that the Company is offering has a price of $10.00 and consists of one Class A ordinary share, and one-third of one redeemable warrant. Each whole warrant will entitle the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. Each warrant will become exercisable 30 days after the completion of the initial Business Combination and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation.

Inflection Point Acquisition Corp. VI
NOTES TO FINANCIAL STATEMENTS

Note 3 — Proposed Public Offering (cont.)

Warrants — No warrants are currently outstanding. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed herein. The warrants cannot be exercised until 30 days after the completion of the initial Business Combination, and will expire at 5:00 p.m., New York City time, five years after the completion of the initial Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current. No warrant will be exercisable and the Company will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A ordinary share underlying such unit.

Under the terms of the warrant agreement, the Company has agreed that, as soon as practicable, but in no event later than 20 business days, after the closing of its Business Combination, it will use our commercially reasonable efforts to file with the SEC a post-effective amendment to the registration statement for the Proposed Public Offering or a new registration statement covering the registration under the Securities Act of the Class A ordinary shares issuable upon exercise of the warrants and thereafter will use its commercially reasonable efforts to cause the same to become effective within 60 business days following the Company’s initial business combination and to maintain a current prospectus relating to the Class A ordinary shares issuable upon exercise of the warrants until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

If the holders exercise their public warrants on a cashless basis, they would pay the warrant exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” of the Class A ordinary shares over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average reported closing price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable.

Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $18.00:    The Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

Inflection Point Acquisition Corp. VI
NOTES TO FINANCIAL STATEMENTS

Note 3 — Proposed Public Offering (cont.)

•        upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and

•        if, and only if, the last reported sale price (the “closing price”) of the Class A ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period commencing at least 150 days after completion of our initial business combination and ending on the third trading day prior to the date on which the Company sends to the notice of redemption to the warrant holders.

Additionally, if the number of outstanding Class A ordinary shares is increased by a share capitalization payable in Class A ordinary shares, or by a sub-division of ordinary shares or other similar event, then, on the effective date of such share capitalization, sub-division or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the fair market value will be deemed a share capitalization of a number of Class A ordinary shares equal to the product of (i) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) and (ii) the quotient of (x) the price per Class A ordinary share paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

Note 4 — Private Placement

The Sponsor and Cantor Fitzgerald & Co., the representative of the underwriters of the Proposed Public Offering, have committed to purchase an aggregate of 7,400,000 warrants, each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per Private Placement Warrant in a private placement to the Sponsor and Cantor Fitzgerald & Co., the representative of the underwriters, that will close simultaneously with the Proposed Public Offering. Of those 7,400,000 Private Placement Warrants, the Sponsor has agreed to purchase 5,000,000 warrants and Cantor Fitzgerald & Co. has agreed to purchase 2,400,000 warrants.

The Private Placement Warrants will be identical to the Public Warrants sold in the Proposed Public Offering except that, so long as they are held by the Sponsor, Cantor Fitzgerald & Co. or their permitted transferees, the Private Placement Warrants (i) may not (including the Class A ordinary shares issuable upon exercise of these Private Placement Warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial Business Combination, (ii) will be entitled to registration rights and (iii) with respect to private placement warrants held by Cantor Fitzgerald & Co. and/or its designees, will not be exercisable more than five years from the commencement of sales in this offering in accordance with FINRA Rule 5110(g)(8).

The Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial Business Combination if the Company determines it is desirable to facilitate the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the public shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or

Inflection Point Acquisition Corp. VI
NOTES TO FINANCIAL STATEMENTS

Note 4 — Private Placement (cont.)

pre-initial Business Combination activity; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the trust account; and (iv) vote any founder shares held by them and any public shares purchased during or after the Proposed Public Offering (including in open market and privately-negotiated transactions) in favor of the initial Business Combination.

Note 5 — Related Party Transactions

Founder Shares (Class B Shares)

On October 6, 2025, the Sponsor made a capital contribution of $25,000, or approximately $0.003 per share, to cover certain of the Company’s expenses, for which the Company issued 8,433,333 founders shares to the Sponsor. Up to 1,100,000 of the founder shares may be surrendered by the Sponsor for no consideration depending on the extent to which the underwriters’ over-allotment is exercised.

The Company’s initial shareholders have agreed not to transfer, assign or sell any of their founder shares and any Class A ordinary shares issued upon conversion thereof until the earlier to occur of (i) 180 days after the completion of the initial Business Combination or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Company’s initial shareholders with respect to any founder shares (the “Lock-up”). Notwithstanding the foregoing, if (1) the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the Company’s shareholders having the right to exchange their shares for cash, securities or other property, the founder shares will be released from the Lock-up.

Promissory Note — Related Party

The Sponsor has agreed to loan the Company an aggregate of up to $300,000 to be used for a portion of the expenses of the Proposed Public Offering. The loan is non-interest bearing, unsecured and due at the earlier of December 31, 2026 or the closing of the Proposed Public Offering. As of December 31, 2025, the Company had $112,418 of borrowings under the promissory note.

Services and Indemnification Agreement

Commencing on the date the securities of the Company are first listed on Nasdaq, the Company will enter into an agreement pursuant to which it will pay an aggregate of $29,167 per month to Inflection Point Asset Management LLC (“IPAM” or “Inflection Point Asset Management”), an affiliate of the Sponsor and executive officers, for office space and administrative services provided to members of the management team. Any such payments prior to the initial Business Combination will be made from (i) funds held outside the Trust Account or (ii) funds released to the Company as permitted withdrawals. In addition, the Company will agree, pursuant to the services and indemnification agreement with the Sponsor and IPAM relating to the monthly payment for office space and administrative services provided to members of the management team described above, that the Company will indemnify the Sponsor and IPAM from any claims arising out of or relating to this offering or the company’s operations or conduct of the Company’s business or any claim against the Sponsor and/or IPAM alleging any expressed or implied management or endorsement by the Sponsor and/or IPAM of any of the company’s activities or any express or implied association between the Sponsor and/or IPAM, on the one hand, and the Company or any of its other affiliates, on the other hand, which agreement provides that the indemnified parties cannot access the funds held in the Trust Account.

Inflection Point Acquisition Corp. VI
NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use amounts held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement warrants of the post Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. As of December 31, 2025, no such Working Capital Loans were outstanding.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the founder shares, Private Placement Warrants and the Class A ordinary shares underlying such Private Placement Warrants and Private Placement Warrants that may be issued upon conversion of the Working Capital Loans will have registration rights to require the Company to register a sale of any of the Company’s securities held by them and any other securities of the Company acquired by them prior to the consummation of the initial Business Combination pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriters Agreement

The underwriters have a 45-day option from the date of the Proposed Public Offering to purchase up to an additional 3,300,000 units to cover over-allotments, if any.

The underwriters will be entitled to a cash underwriting discount of $4,400,000 (2.0% of the gross proceeds of the units offered in the Proposed Public Offering, excluding any proceeds from units sold pursuant to the underwriters’ over-allotment option). The discount also includes $0.45 per unit on units other than those sold pursuant to the underwriters’ option to purchase additional units and $0.65 per unit on units sold pursuant to the underwriters’ option to purchase additional units, or $9,900,000 in the aggregate or up to $12,045,000 in the aggregate if the underwriters’ over-allotment option is exercised in full, in each case payable to Cantor Fitzgerald & Co. for deferred underwriting commissions to be placed in a trust account located in the United States and released to Cantor Fitzgerald & Co. for its own account only upon the completion of an initial business combination.

Note 7 — Shareholder’s Deficit

Preferred Shares — The Company is authorized to issue a total of 5,000,000 preference shares at a par value of $0.0001 each. At December 31, 2025, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares at a par value of $0.0001 each. At December 31, 2025, there were no Class A ordinary shares issued or outstanding.

Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at a par value of $0.0001 each. On October 6, 2025, the Company issued 8,433,333 Class B ordinary shares to the Sponsor for $25,000, or approximately $0.003 per share. The Sponsor’s Class B ordinary shares include an aggregate of up to 1,100,000 shares subject to forfeiture if the over-allotment option is not exercised by the underwriters in full.

Inflection Point Acquisition Corp. VI
NOTES TO FINANCIAL STATEMENTS

Note 7 — Shareholder’s Deficit (cont.)

Prior to the closing of the initial Business Combination, only holders of the Class B ordinary shares will be entitled to vote on continuing the Company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents of the Company or to adopt new constitutional documents of the Company, in each case, as a result of the Company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). On any other matters submitted to a vote of the Company’s shareholders prior to or in connection with the completion of the initial Business Combination, holders of the Class B ordinary shares and holders of the Class A ordinary shares will vote together as a single class, except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares immediately prior to, concurrently with or immediately following the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, 25% of the sum of (i) the total number of ordinary shares issued and outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by public shareholders), plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement equivalent shares issued to the Sponsor, members of the management team or any of their affiliates upon conversion of the Working Capital Loans; provided that such conversion of founder shares will never occur on a less than one-for-one basis.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by shareholders.

Note 8 — Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Financial Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one reporting segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that is reported on the statement of operations as net income or loss. The measure of segment assets is reported on the balance sheet as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

December 31, 2025
Total assets	$240,437

Inflection Point Acquisition Corp. VI
NOTES TO FINANCIAL STATEMENTS

Note 8 — Segment Information (cont.)

For the Period from September 12, 2025 (Inception) through December 31, 2025
Formation and operating costs	$66,060
Net Loss	$(66,060)

The key measures of segment profit or loss reviewed by the CODM are formation and operating costs. Formation and operating costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a Proposed Public Offering and eventually a Business Combination within the business combination period. The CODM also reviews formation and operating costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through March 24, 2026, the date that the financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
IPFX Pubco, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of IPFX Pubco, Inc. and Subsidiary (the “Company”) as of June 30, 2026, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the period from June 4, 2026 (Inception) through June 30, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026, and the results of its operations and its cash flows for the period from June 4, 2026 (inception) through June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the financial statements, the entity has suffered recurring losses from operations, has experienced negative cash flows from operating activities since inception, and has an accumulated deficit, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2026.

New York, New York

August 12, 2026

IPFX PUBCO, INC.
CONSOLIDATED BALANCE SHEET
JUNE 30, 2026

ASSETS
TOTAL ASSETS	$—

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$2,225
Total Current Liabilities	2,225
TOTAL LIABILITIES	2,225

Commitments and Contingencies

STOCKHOLDERS’ DEFICIT
Common stock, $0.01 par value; 5,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	—
Stock subscription receivable	(1)
Accumulated deficit	(2,225)
Total Stockholders’ Deficit	(2,225)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$—

The accompanying notes are an integral part of these consolidated financial statements.

IPFX PUBCO, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JUNE 4, 2026 (INCEPTION) THROUGH JUNE 30, 2026

General and administrative costs	$2,225
Loss from operations	(2,225)
Net loss	$(2,225)

Weighted average shares of common stock outstanding, basic and diluted	100
Basic and diluted net loss per share of common stock	$(22.25)

The accompanying notes are an integral part of these consolidated financial statements.

IPFX PUBCO, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE PERIOD FROM JUNE 4, 2026 (INCEPTION) THROUGH JUNE 30, 2026

	Common Stock		Additional Paid-in Capital	Stock Subscription Receivable	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance – June 4, 2026 (inception)	—	$—	$—	$—	$—	$—
Issuance of common stock	100	1	—	(1)	—	—
Net loss	—	—	—	—	(2,225)	(2,225)
Balance – June 30, 2026	100	$1	$—	$(1)	$(2,225)	$(2,225)

The accompanying notes are an integral part of these consolidated financial statements.

IPFX PUBCO, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JUNE 4, 2026 (INCEPTION) THROUGH JUNE 30, 2026

Cash Flows from Operating Activities:
Net loss	$(2,225)
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	2,225
Net cash used in operating activities	—

Net Change in Cash	—
Cash – Beginning of period	—
Cash – End of period	$—

The accompanying notes are an integral part of these consolidated financial statements.

IPFX PUBCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JUNE 4, 2026 (INCEPTION) THROUGH JUNE 30, 2026

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

IPFX Pubco, Inc. (the “Company”) was incorporated in Delaware on June 4, 2026. The Company was formed for the purpose of merging with Inflection Point Acquisition Corp. VI (“IP VI”) prior to the transactions contemplated in the Business Combination Agreement, as defined below, to facilitate the consummation of the Business Combination.

On June 4, 2026, the Company formed IPFX Merger Sub, Inc., a wholly owned subsidiary of the Company.

Proposed Business Combination

On June 8, 2026, IP VI, a Cayman Islands exempted company (which shall transfer by way of continuation to and domesticate as a Delaware corporation prior to the Closing), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), by and among Inflection Point, the Company, a wholly owned subsidiary of IP VI, IPFX Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”), and Quantum Space, LLC, a Delaware limited liability company (“Quantum Space”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.” IP VI and Quantum Space are individually referred to herein as a “Party” and, collectively, the “Parties.”

Following closing of the Business Combination (“Closing”), the combined company will be organized in an umbrella partnership C corporation (“Up-C”) structure, in which substantially all of the assets and the business of the combined company will be held by Quantum Space. The combined company’s business will operate through Quantum Space and its subsidiaries. In connection with the Closing, the Company will change its name to “Quantum Space, Inc.” (such company after the Closing, “New Quantum Space”).

Liquidity and Going Concern

For the period from June 4, 2026 (inception) through June 30, 2026, the Company reported a net loss of $2,225. As of June 30, 2026, the Company had cash of $0 and a working capital deficit of $2,225.

In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Codification (“ASC”) 205-40, “Presentation of Financial Statements — Going Concern,” the Company may need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. The Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern for one year from issuance of these audited consolidated financial statements. Management plans to address this uncertainty through a Business Combination with Quantum Space. However, there can be no assurance that the Company will be able to consummate any Business Combination by March 30, 2028 (the “Combination Period”).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

IPFX PUBCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JUNE 4, 2026 (INCEPTION) THROUGH JUNE 30, 2026

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of Consolidation

The consolidated financial statements include the accounts of IPFX Merger Sub, Inc. All significant inter-company balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.

Net Loss Per Share

Net loss per share is computed by dividing net loss by the weighted average number of shares outstanding for the period. For purposes of calculating diluted loss per share, the denominator includes both the weighted average number of shares outstanding during the period and the number of common share equivalents if the inclusion of such common share equivalents is dilutive.

Recent Accounting Standards

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 on June 4, 2026.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. RELATED PARTY TRANSACTIONS

On June 6, 2026, the Company issued 100 shares of common stock to Inflection Point Acquisition Corp. VI for a consideration of $1. As of June 30, 2026, $1 related to the issuances of the common stock was unpaid and is reflected within the accompanying consolidated balance sheet as a stock subscription receivable.

IPFX PUBCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JUNE 4, 2026 (INCEPTION) THROUGH JUNE 30, 2026

NOTE 4. STOCKHOLDERS’ DEFICIT

Common Stock

The Company is authorized to issue 5,000 shares of common stock with a par value of $0.01 per share. At June 30, 2026, there are 100 shares of common stock issued and outstanding. Each share of common stock entitles the holder to one vote.

NOTE 5. SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the CODM, or group, in deciding how to allocate resources and assess performance.

The CODM has been identified as the Chief Executive Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statement of operations as net income or loss. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews the below key metric included in net income or loss:

For the Period from June 4, 2026 (Inception) Through June 30, 2026
General and administrative costs	$2,225

General and administrative costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination or similar transaction within the business combination period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs, as reported on the statement of operations, are the significant segment expenses provided to the CODM on a regular basis.

NOTE 6. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in these financial statements.

Annex A

Execution Version

Dated June 8, 2026

Business Combination Agreement
by and among

Inflection Point Acquisition Corp. VI
as the Purchaser

IPFX Pubco, Inc.
as Pubco

IPFX Merger Sub, Inc.
as Merger Sub

and

Quantum Space, LLC
as the Company

Annex A-i

Annex A-ii

Exhibits

Exhibit A	Form of Tax Receivable Agreement
Exhibit B	Form of A&R Registration Rights Agreement
Exhibit C-1	Form of Sponsor Lock-Up Agreement
Exhibit C-2	Form of Seller Lock-Up Agreement
Exhibit D	Form of PIPE Subscription Agreement

Annex A-iii

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of June 8, 2026 by and among Inflection Point Acquisition Corp. VI, a Cayman Islands exempted company (which shall transfer by way of continuation to and domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), IPFX PubCo, Inc., a Delaware corporation and wholly owned subsidiary of the Purchaser (“Pubco”), IPFX Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Pubco (“Merger Sub”), and Quantum Space, LLC, a Delaware limited liability company (the “Company”). The Purchaser, Pubco, Merger Sub and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS:

WHEREAS, the Purchaser is a special purpose acquisition company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Pubco is a newly incorporated Delaware corporation and wholly owned subsidiary of the Purchaser, formed for purposes of consummating the Transactions, and the authorized capital stock of Pubco consists of 5,000 shares of common stock, par value $0.01 per share;

WHEREAS, Merger Sub is a newly incorporated Delaware corporation and direct, wholly owned subsidiary of Pubco formed for the purpose of effectuating the Merger (as defined below);

WHEREAS, at least one day prior to the Closing Date and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing), the Purchaser shall de-register in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and section 206 of the Cayman Companies Act (such de-registration, continuation and domestication, the “Domestication”);

WHEREAS, immediately prior to the Closing, the Company will effectuate a recapitalization, pursuant to which, among other things, all outstanding equity securities of the Company, other than the Series B Preferred Units and Series B Warrants issued to the Series B Investors in the Series B Investment, will be converted or exchanged into Company Common Units, and will be set forth in the Company A&R Operating Agreement, the result of which, among other things, will be that the Sellers will collectively hold Company Common Units as of immediately prior to the Closing (the “Recapitalization”);

WHEREAS, (i) immediately prior to the Domestication, each then issued and outstanding Purchaser Class B Ordinary Share shall convert, on a one-for-one basis, into a Purchaser Class A Ordinary Share in accordance with the terms of the Sponsor Support Agreement (the “Sponsor Share Conversion”); and (ii) in connection with the Domestication, (x) each then issued and outstanding Purchaser Class A Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Purchaser Class A Common Stock (“Domesticated Purchaser Class A Common Stock”), (y) each then issued and outstanding warrant of the Purchaser (each, a “Cayman Purchaser Warrant”) shall convert automatically into a warrant to acquire one share of Purchaser Class A Common Stock (each, a “Domesticated Purchaser Warrant”) pursuant to the Warrant Agreement, and (z) each then issued and outstanding unit of the Purchaser (the “Cayman Purchaser Units”) shall be cancelled and will thereafter entitle the holder thereof to one share of Domesticated Purchaser Class A Common Stock and one-third (1/3rd) of one Domesticated Purchaser Warrant;

WHEREAS, on the Closing Date, on the terms and subject to the conditions of this Agreement and in accordance with the DGCL, Merger Sub will merge with and into Purchaser, with Purchaser continuing as the surviving corporation and a direct, wholly owned subsidiary of Pubco (the “Merger”), as a result of which, among other things, each then issued and outstanding share of Domesticated Purchaser Class A Common Stock shall convert automatically into a share of Pubco Class A-1 Common Stock and each then issued and outstanding Domesticated Purchaser Warrant shall convert automatically into a warrant to acquire one share of Pubco Class A-1 Common Stock (each, a “Pubco Warrant”), upon the terms set forth in a Warrant Assumption Agreement in form and substance reasonably satisfactory to the Company and the Purchaser (the “Warrant Assumption Agreement”);

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WHEREAS, on the Closing Date, immediately following the Merger, (a) each Seller identified on the Closing Member Schedule and the Exchange Schedule as a “Direct Pubco Seller” (each, a “Direct Pubco Seller”) will contribute, automatically and without further action by such Seller, to Pubco all of such Direct Pubco Seller’s Company Common Units in exchange for shares of Pubco Class A-1 Common Stock or shares of Pubco Class A-2 Common Stock, and (b) each Seller identified on the Closing Member Schedule and the Exchange Schedule as an “Up-C Seller” (each, an “Up-C Seller”) will contribute, automatically and without further action by such Seller, to Pubco the number of Company Common Units set forth opposite such Up-C Seller’s name on the Exchange Schedule in exchange for shares of Pubco Class A-1 Common Stock or shares of Pubco Class A-2 Common Stock, and will retain the balance of such Up-C Seller’s Company Common Units;

WHEREAS, on the Closing Date, simultaneously with the contributions described in the immediately preceding recital, each Series B Investor holding Series B Preferred Units will (a) contribute to Pubco all of such holder’s Series B Preferred Units in exchange for shares of Pubco Convertible Preferred Stock, and (b) have the option to elect to contribute to Pubco all of such holder’s Series B Warrants in exchange for Preferred Investor Warrants, in each case, upon the terms set forth in the Series B SPA;

WHEREAS, on the Closing Date, in connection with the Transactions, each Up-C Seller (in such capacity, a “Class B Subscriber”) will purchase from Pubco, for consideration not greater than the par value of such stock, a number of shares of Pubco Class B-1 Common Stock or shares of Pubco Class B-2 Common Stock set forth in the Closing Member Schedule and Exchange Schedule, in each case in respect of the Company Common Units retained by such Up-C Seller following the Seller Contributions, upon the terms set forth in the Seller Class B Subscription Agreement in form and substance reasonably satisfactory to the Company and the Purchaser (the “Seller Class B Subscription Agreement”);

WHEREAS, on the Closing Date, immediately following the Merger and the contributions and purchases described in the four immediately preceding recitals, (a) Pubco will contribute to Purchaser (i) all of the Company Common Units, Series B Preferred Units and Series B Warrants (if any) received by Pubco pursuant to such contributions and (ii) all remaining cash held by Pubco (after payment of all applicable expenses and any amounts retained by Pubco), and (b) Purchaser will, in turn, contribute to the Company the cash received from Pubco described in clause (a)(ii) in exchange for additional Company Common Units, Series B Preferred Units and Series B Warrants;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement, pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby (including the applicable Ancillary Documents) and the transactions contemplated hereby and thereby;

WHEREAS, as a condition and inducement to the Purchaser’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Required Members (as set forth on Schedule I) have executed and delivered to the Purchaser the Member Support Agreement, pursuant to which the Required Members have agreed to, among other things, vote (or act by written consent) to adopt and approve, upon the effectiveness of the Registration Statement, this Agreement and the other documents contemplated hereby (including the applicable Ancillary Documents) and the transactions contemplated hereby and thereby;

WHEREAS, as a condition and inducement to the Parties’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Company and the investors named therein (the “Series B Investors”) have executed and delivered the Series B SPA, pursuant to which the Series B Investors have agreed, among other things, to purchase from the Company, and the Company has agreed, among other things, to sell to the Series B Investors, Series B Preferred Units and Series B Warrants, for an aggregate purchase price of approximately $60 million (the “Series B Investment”);

WHEREAS, as a condition and inducement to the Parties’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Company, the Purchaser, and the investors party thereto have executed and delivered subscription agreements substantially in the form attached hereto as Exhibit D (the “PIPE Subscription Agreements”), pursuant to which, and on the terms and subject to the conditions of which, such investors (the “PIPE Investors”) have agreed to purchase from Pubco shares of Pubco Series A Convertible

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Preferred Stock and Preferred Investor Warrants (collectively, the “PIPE Securities”) (together with any additional PIPE Subscription Agreements entered into prior to the Closing, excluding, for the avoidance of doubt, the Series B Investment, the “PIPE Investment”), for an aggregate purchase price of approximately $240 million, with such purchases to be consummated prior to or substantially concurrently with the Closing;

WHEREAS, simultaneously with the Closing, the Up-C Sellers, the Company, and Purchaser shall amend and restate the Company LLC Agreement by adopting the Eighth Amended and Restated Limited Liability Company Agreement of the Company in form and substance reasonably satisfactory to the Company and the Purchaser (the “Company A&R Operating Agreement”) to, among other things, permit the issuance and ownership of the Company Units as contemplated to be issued and owned upon consummation of the Transactions and admit the Purchaser as the managing member of the Company;

WHEREAS, simultaneously with the Closing, the Company, Purchaser, Pubco and each Seller identified on the Closing Member Schedule as a “Participating TRA Holder” will enter into a Tax Receivable Agreement in substantially the form attached hereto as Exhibit A (the “Tax Receivable Agreement”);

WHEREAS, simultaneously with the Closing, the Sponsor, Pubco, the Sellers and the other parties thereto will enter into an Amended and Restated Registration Rights Agreement in substantially the form attached hereto as Exhibit B (the “A&R Registration Rights Agreement”);

WHEREAS, simultaneously with the Closing, (a) the Sponsor and Pubco will enter into a Lock-Up Agreement in substantially the form attached hereto as Exhibit C-1 (the “Sponsor Lock-Up Agreement”) and (b) Pubco, the Sellers and the other parties thereto will enter into a Lock-Up Agreement in substantially the form attached hereto as Exhibit C-2 (the “Seller Lock-Up Agreement”, and together with the Sponsor Lock-Up Agreement, the “Lock-Up Agreements”);

WHEREAS, in connection with the Closing, subject to the terms and conditions herein, the Purchaser, Pubco, Merger Sub and the Company will consummate the contributions and other transactions set forth in Article I (collectively, the “Closing Transactions” and together with the other transactions contemplated by this Agreement, the “Transactions”);

WHEREAS, the Parties intend that, for U.S. federal and applicable state and local income tax purposes, the Transactions will be treated in the manner set forth in Section 7.11(a);

WHEREAS, the board of directors of the Company has unanimously: (a) determined that it is in the best interests of the Company and the members of the Company, and declared it advisable, for the Company to enter into this Agreement and the Ancillary Documents to which the Company is or will be a party and consummate the Transactions (including the Recapitalization and the Merger); (b) approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the Transactions (including the Recapitalization and the Merger) on the terms and subject to the conditions of this Agreement and (c) recommended, among other things, the approval and adoption of this Agreement and the Transactions (including the Recapitalization and the Merger) by the Required Members entitled to vote thereon;

WHEREAS, the board of directors of the Purchaser has unanimously: (a) determined that it is in the best interests of the Purchaser and the Purchaser Shareholders, and declared it advisable, for the Purchaser to enter into this Agreement and the Ancillary Documents to which the Purchaser is or will be a party and consummate the Transactions (including the Domestication); (b) approved this Agreement, the Ancillary Documents to which the Purchaser is or will be a party and the Transactions (including the Domestication) on the terms and subject to the conditions of this Agreement; and (c) recommended, among other things, the approval and adoption of this Agreement and the Transactions (including the Domestication) by the Purchaser Shareholders entitled to vote thereon;

WHEREAS, the board of directors of Pubco has unanimously: (a) determined that it is in the best interests of Pubco and its sole stockholder, and declared it advisable, for Pubco to enter into this Agreement and the Ancillary Documents to which Pubco is or will be a party and consummate the Transactions; and (b) approved this Agreement, the Ancillary Documents to which Pubco is or will be a party and the Transactions on the terms and subject to the conditions of this Agreement; and

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WHEREAS, the board of directors of Merger Sub has unanimously: (a) determined that it is in the best interests of Merger Sub and its sole stockholder, and declared it advisable, for Merger Sub to enter into this Agreement and the Ancillary Documents to which Merger Sub is or will be a party and consummate the Transactions; and (b) approved this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the Transactions on the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, and the representations, warranties, covenants and agreements contained in this Agreement, and for other consideration, the receipt and sufficiency of which is acknowledged and agreed to by the Parties, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I

Transactions

Section 1.01 Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 1.01:

(a) At least one day prior to the Closing Date, the Parties shall cause the Domestication to be consummated in accordance with Section 7.21, including the filing of the certificate of corporate domestication and the certificate of incorporation of Purchaser with the Secretary of State of the State of Delaware.

(b) Immediately prior to the Closing, the Company shall cause the Recapitalization to be consummated in accordance with Section 7.20, the Closing Member Schedule, the Company’s Organizational Documents and the Company A&R Operating Agreement.

(c) At the Merger Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, Merger Sub and the Purchaser shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Purchaser, following which the separate corporate existence of Merger Sub shall cease and Purchaser shall continue as the surviving corporation after the Merger and as a direct, wholly owned subsidiary of Pubco, with the effects set forth in Section 1.02 and Section 1.03.

(d) Immediately following the Merger Effective Time, each Seller shall contribute, assign, transfer, convey and deliver to Pubco, free and clear of all Liens (other than Liens arising under the Company A&R Operating Agreement, the Pubco Charter, the Pubco Bylaws and restrictions on transfer under securities-related Law), the number of Company Common Units set forth opposite such Seller’s name on the Exchange Schedule, which (i) in the case of each Direct Pubco Seller shall be all of the Company Common Units held or received by such Direct Pubco Seller pursuant to the Recapitalization and (ii) in the case of each Up-C Seller shall be the scheduled portion of such Up-C Seller’s Company Common Units, with such Up-C Seller retaining the balance of such Up-C Seller’s Company Common Units, in exchange for, on a one-for-one basis, (A) in the case of each Seller (other than any Seller so designated on the Exchange Schedule), a number of shares of Pubco Class A-1 Common Stock equal to the number of Company Common Units so contributed by such Seller and (B) in the case of any Seller so designated on the Exchange Schedule, a number of shares of Pubco Class A-2 Common Stock equal to the number of Company Common Units so contributed by such Seller, in each case upon the terms set forth in this Agreement, the Requisite Member Approval, the Closing Member Schedule and the Exchange Schedule (the “Seller Contributions”); provided, that, with respect to each Up-C Seller, the scheduled portion of such Up-C Seller’s Company Common Units to be contributed pursuant to this Section 1.01(d) shall be equal to one percent (1%) of the Company Common Units held by such Up-C Seller immediately following the Recapitalization (the “Default Contribution Percentage”).

(e) Simultaneously with the Seller Contributions, each holder of Series B Preferred Units shall contribute, assign, transfer, convey and deliver to Pubco, free and clear of all Liens (other than restrictions on transfer under securities-related Law), all of such holder’s Series B Preferred Units in exchange for a number of shares of Pubco Convertible Preferred Stock equal to the quotient of (i) the aggregate Series B Preference Amount of such holder’s Series B Preferred Units so contributed by such holder, divided by (ii) $12.00, in each case upon the terms set forth in the Series B SPA (the “Preferred Contributions”). For the avoidance of doubt, no holder of Series B Preferred Units shall, solely by virtue of holding Series B Preferred Units and participating in the Preferred Contributions, be deemed to be an Up-C Seller, a Class B Subscriber or an Exchange Party, in each case unless such holder is separately a holder of retained Company Common Units following the Recapitalization and the Seller Contributions and is so

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designated on the Closing Member Schedule and the Exchange Schedule. No fractional shares of Pubco Convertible Preferred Stock, or certificates or scrip representing fractional shares of Pubco Convertible Preferred Stock, will be issued upon the Preferred Contributions. Any fractional shares of Pubco Convertible Preferred Stock will be rounded down to the nearest whole number.

(f) Simultaneously with the Seller Contributions and the Preferred Contributions, each Electing Warrantholder shall contribute, assign, transfer, convey and deliver to Pubco, free and clear of all Liens (other than Liens arising under the Company A&R Operating Agreement, the Pubco Charter, the Pubco Bylaws and restrictions on transfer under securities-related Law), the Series B Warrants exercisable for the number of Company Common Units set forth opposite such holder’s name on the Exchange Schedule to Pubco, in exchange for, a Preferred Investor Warrant initially exercisable for a number of shares of Pubco Class A-1 Common Stock equal to the quotient of (i) the aggregate exercise price of such holder’s Series B Warrants so contributed by such holder, divided by $12.00 (the “Warrant Contributions”).

(g) Simultaneously with, or immediately following, the Seller Contributions, the Preferred Contributions and the Warrant Contributions, each PIPE Investor shall purchase, and Pubco shall issue and sell to such PIPE Investor, the PIPE Securities subscribed for by such PIPE Investor, free and clear of all Liens (other than restrictions on transfer under securities-related Law), in exchange for the PIPE Investment proceeds payable by such PIPE Investor, in each case in accordance with the applicable PIPE Subscription Agreement.

(h) The Purchaser shall make any payments required to be made by the Purchaser in connection with the Redemptions elected by the Purchaser Shareholders by wire of immediately available funds from the Trust Account.

(i) Pubco shall pay, or cause to be paid, all Purchaser Transaction Costs up to the Purchaser Expense Cap, to the extent such Purchaser Transaction Costs are not paid prior to the Closing, to the applicable payees, by wire of immediately available funds from the Trust Account.

(j) Pubco shall pay, or cause to be paid, all Company Transaction Costs, to the extent such Company Transaction Costs are not paid prior to the Closing, to the applicable payees as identified by the Company, by wire of immediately available funds from the Trust Account; provided, that Pubco shall pay, or cause to be paid, any amounts included in the Company Transaction Costs that represent compensation to employees of the Target Companies for payment to the applicable service provider at the time required by the applicable arrangement through the payroll system of the applicable Target Company; provided, further, that the amounts paid (or caused to be paid) by Pubco pursuant to this Section 1.01(j) shall be treated (i) first, as a contribution to capital of Purchaser and (ii) second, as a direct or indirect contribution to capital of the applicable Target Company by Purchaser.

(k) Immediately following the transactions set forth in Section 1.01(d), Section 1.01(e) and Section 1.01(f), Pubco shall contribute, assign, transfer, convey and deliver to Purchaser, free and clear of all Liens (other than Liens arising under the Company A&R Operating Agreement and restrictions on transfer under securities-related Law), (i) all of the Company Common Units received by Pubco pursuant to Section 1.01(d), (ii) all of the Series B Preferred Units received by Pubco pursuant to Section 1.01(e), and (iii) all of the Series B Warrants received by Pubco pursuant to Section 1.01(f).

(l) Immediately following the transactions set forth in Section 1.01(d) and Section 1.01(e), Pubco shall contribute to Purchaser all remaining Available Purchaser Closing Cash held by Pubco (after payment of all applicable Purchaser Transaction Costs and Company Transaction Costs to be paid at the Closing pursuant to Section 1.01(i) and Section 1.01(j)).

(m) Immediately following the transactions described in Section 1.01(l), Purchaser shall contribute to the Company an amount in cash equal to the remaining Available Purchaser Closing Cash contributed to Purchaser by Pubco pursuant to Section 1.01(l) (such contributions from Purchaser to the Company, the “Closing Date Cash Contributions”), in exchange for (x) a number of additional Company Common Units and (y) a number of additional Series B Preferred Units, in each case as set forth on the Closing Member Schedule and on the Exchange Schedule. The Closing Date Cash Contributions, together with the amounts treated as contributions to capital of the Company pursuant to Section 1.01(j) are referred to herein as the “Closing Contributions”.

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(n) Simultaneously with or immediately after the Seller Contributions, Pubco shall issue and sell to each Up-C Seller, and each such Up-C Seller shall purchase from Pubco, free and clear of all Liens (other than Liens arising under the Pubco Organizational Documents (in each case, at and following the Closing) or restrictions on transfer under any securities-related Law), (i) in the case of each such Up-C Seller (other than any Up-C Seller so designated on the Exchange Schedule), a number of shares of Pubco Class B-1 Common Stock equal to the number of Company Common Units retained by such Up-C Seller following the Seller Contributions and (ii) in the case of any Up-C Seller so designated on the Exchange Schedule, a number of shares of Pubco Class B-2 Common Stock equal to the number of Company Common Units retained by such Up-C Seller following the Seller Contributions, in each case as set forth on the Closing Member Schedule and the Exchange Schedule, in exchange for the payment to Pubco by each such Up-C Seller of adequate consideration (in each case, not to exceed a per-share price equal to the par value per share of the Pubco Class B-1 Common Stock or the Pubco Class B-2 Common Stock, as applicable), in each case as such consideration amount is set forth in the Seller Class B Subscription Agreement (the “Seller Subscription Amount”). For the avoidance of doubt, (x) the aggregate consideration to be received in respect of the Transactions by the Sellers shall be equal to (and in no event shall exceed) the Aggregate Consideration, and the paired non-economic voting shares of Pubco Class B-1 Common Stock and Pubco Class B-2 Common Stock purchased by Up-C Sellers pursuant to this Section 1.01(n) shall not constitute Aggregate Consideration, and (y) no Direct Pubco Seller shall purchase or receive any Pubco Class B-1 Common Stock or Pubco Class B-2 Common Stock in connection with the Transactions, and no Direct Pubco Seller shall be an Exchange Party or retain any Company Common Units. The aggregate number of Company Common Units, Series B Preferred Units and the number of Company Common Units issuable upon exercise of the Series B Warrants (and the exercise price per Common Unit of such Series B Warrants) held by Purchaser following the foregoing transactions shall mirror the aggregate number of shares of Pubco Class A-1 Common Stock and Pubco Class A-2 Common Stock, the aggregate number of shares of Pubco Convertible Preferred Stock and the aggregate number of shares of Pubco Class A-1 Common Stock issuable upon exercise of the Preferred Investor Warrants (and the exercise price per share of Pubco Class A-1 Common Stock of such Preferred Investor Warrants), respectively, issued and outstanding immediately following the Closing.

(o) Simultaneously with the Closing, (i) the Up-C Sellers, the Company, Purchaser and Pubco shall execute and deliver the Company A&R Operating Agreement, (ii) the Company, Purchaser, Pubco and each Person designated on the Closing Member Schedule as a Participating TRA Holder shall execute and deliver the Tax Receivable Agreement, and (iii) the Parties shall execute and deliver, and the Parties shall cause to be executed and delivered, each other Ancillary Document required by this Agreement to be executed and delivered at or in connection with the Closing.

Section 1.02 Effective Time of the Merger. On the terms and subject to the conditions set forth herein, on the Closing Date, Purchaser, Merger Sub and Pubco shall cause the Merger to be consummated by filing a certificate of merger in the form to be agreed by the Purchaser and the Company (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger shall become effective at the time the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as may be specified in the Certificate of Merger and agreed in writing by the Purchaser and the Company (such time, the “Merger Effective Time”).

Section 1.03 Effects of the Merger. On the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, at the Merger Effective Time, by virtue of the Merger and without any further action on the part of any Party or the holders of any securities of Purchaser, the following shall occur:

(a) Each share of Domesticated Purchaser Class A Common Stock issued and outstanding immediately prior to the Merger Effective Time (other than any shares described in Section 1.03(c)) shall automatically be cancelled and extinguished and converted into the right to receive one share of Pubco Class A-1 Common Stock, following which all such shares of Domesticated Purchaser Class A Common Stock shall cease to be outstanding and shall cease to exist by virtue of the Merger and without any further action on the part of any Party or the holders thereof. Each former holder of Domesticated Purchaser Class A Common Stock immediately prior to the Merger Effective Time shall cease to have any rights with respect thereto, except the right to receive the shares of Pubco Class A-1 Common Stock issuable in respect thereof in accordance with this Section 1.03(a).

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(b) Each Domesticated Purchaser Warrant issued and outstanding immediately prior to the Merger Effective Time shall automatically be assumed by Pubco and shall thereafter, by virtue of the Merger and without any further action on the part of any Party or the holders thereof, constitute a Pubco Warrant, and the rights and obligations of Purchaser under the Warrant Agreement shall be irrevocably assigned to, and assumed by, Pubco pursuant to the Warrant Assumption Agreement.

(c) Any shares of Domesticated Purchaser Class A Common Stock or other capital stock of Purchaser that are owned, immediately prior to the Merger Effective Time, by Purchaser (including as treasury shares), Pubco or Merger Sub shall automatically be cancelled, retired and cease to exist, without any conversion thereof or payment therefor.

(d) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall automatically be converted into one validly issued, fully paid and non-assessable share of common stock of Purchaser (as the surviving corporation in the Merger), which shares shall, immediately following the Merger Effective Time, constitute the only outstanding shares of capital stock of Purchaser and shall be held by Pubco, with the result that Purchaser shall continue as the surviving corporation in the Merger and as a direct, wholly owned Subsidiary of Pubco.

(e) From and after the Merger Effective Time, each certificate (or book-entry position) previously evidencing Domesticated Purchaser Class A Common Stock (other than any shares described in Section 1.03(c)) shall represent only the right to receive the shares of Pubco Class A-1 Common Stock issuable in respect thereof pursuant to Section 1.03(a), and shall be exchanged for such Pubco Class A-1 Common Stock (in book-entry form or, if requested, by certificate) upon the surrender of such certificate or the delivery of customary instructions, in each case in accordance with reasonable and customary exchange-agent procedures established by Pubco and reasonably acceptable to the Company. If any certificate (or book-entry position) for Pubco Class A-1 Common Stock is to be issued in a name other than that in which the corresponding Domesticated Purchaser Class A Common Stock is registered, it shall be a condition of the issuance thereof that the certificate or position so surrendered shall be properly endorsed or accompanied by an appropriate instrument of transfer in proper form and that the Person requesting such issuance shall have paid to Pubco (or any agent designated by it) any transfer or other Taxes required by reason of the issuance to a Person other than the registered holder, or established to the satisfaction of Pubco that such Tax has been paid or is not payable.

(f) Notwithstanding anything to the contrary in this Section 1.03, none of Pubco, Purchaser, Merger Sub, or any other Party shall be liable to any Person for any amount properly paid or delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) At the Merger Effective Time, the effects of the Merger shall be as set forth herein and in the applicable provisions of the DGCL, and, without limiting the generality of the foregoing and subject thereto, all of the property, rights, privileges, powers and franchises of Merger Sub shall vest in Purchaser as the surviving corporation, and all debts, liabilities, duties and obligations of Merger Sub shall become the debts, liabilities, duties and obligations of Purchaser as the surviving corporation.

(h) At the Merger Effective Time, (i) the certificate of incorporation of Purchaser in effect immediately prior to the Merger Effective Time shall be amended and restated to read in the form to be agreed by the Purchaser and the Company prior to the Closing, and as so amended and restated shall be the certificate of incorporation of Purchaser (as the surviving corporation) until thereafter further amended in accordance with applicable Law and the terms of such certificate of incorporation, (ii) the bylaws of Merger Sub immediately prior to the Merger Effective Time shall be the bylaws of Purchaser (as the surviving corporation) until thereafter amended in accordance with applicable Law, such bylaws and the certificate of incorporation of the surviving corporation, and (iii) the initial directors and officers of Purchaser (as the surviving corporation) shall be designated by the Company, in each case until their respective successors are duly elected, designated or appointed and qualified in accordance with applicable Law and the certificate of incorporation and bylaws of the surviving corporation, or until their earlier death, resignation or removal.

Section 1.04 No Fractional Shares. No fractional shares of Pubco Class A-1 Common Stock, or certificates or scrip representing fractional shares of Pubco Class A-1 Common Stock, will be issued upon the conversion of the Domesticated Purchaser Class A Common Stock pursuant to the Merger, and any such fractional shares or interests therein will not entitle the owner thereof to vote or to any rights of a stockholder of Pubco. Any fractional shares of Pubco Class A-1 Common Stock will be rounded down to the nearest whole number.

Annex A-7

Section 1.05 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, the Purchaser, Pubco, Merger Sub, the Company and their respective Affiliates, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amount required to be deducted and withheld with respect to the making of such payment under applicable Law; provided, that if the Purchaser, Pubco, Merger Sub or the Company determines that any payment hereunder (other than any compensatory payments to be made pursuant to this Agreement) is subject to deduction and/or withholding, then such Person shall use commercially reasonable efforts to provide notice to the Person in respect of whom such amounts are intended to be deducted or withheld as soon as reasonably practicable after such determination and shall use commercially reasonable efforts to provide the payment recipient with reasonable opportunity to provide any forms or other documentation and otherwise reasonably cooperate with the relevant Parties in good faith to avoid or minimize such deduction or withholding. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. In the case of any such payment payable to employees of the Target Companies in connection with the Transactions contemplated hereby that is treated as compensation, the relevant Parties shall cooperate to pay such amounts through the applicable Target Company’s payroll to facilitate applicable withholding.

Section 1.06 Further Assurances. From time to time after the Closing Date, upon the reasonable written request of any Party, each Party shall execute, acknowledge and deliver such further instruments and documents, and take such additional action, to effect, consummate, confirm or evidence the Transactions and carry out the purpose of this Agreement.

Article II

Closing

Section 2.01 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the consummation of the Transactions (other than the transactions contemplated by this Agreement that by their nature are to be satisfied prior to the Closing) (the “Closing”) shall take place by electronic exchange of documents and signatures at a time and date to be specified in writing by the Parties, which date shall be no later than the third (3rd) Business Day after all the Closing conditions in Article VIII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

Section 2.02 Closing Documents. Two (2) Business Days prior to the Closing, the Company shall deliver to Pubco the final schedule (the “Exchange Schedule”) identifying (i) for each Seller, the number of Company Common Units to be contributed to Pubco pursuant to the Seller Contributions and the corresponding number of shares of Pubco Class A-1 Common Stock or Pubco Class A-2 Common Stock, as applicable, to be issued to such Seller, (ii) for each holder of Series B Preferred Units, the number of Series B Preferred Units to be contributed to Pubco pursuant to the Preferred Contributions and the corresponding number of shares of Pubco Convertible Preferred Stock to be issued to such holder, (iii) for each Electing Warrantholder, the number of Series B Warrants to be contributed to Pubco pursuant to the Warrant Contributions and the corresponding number of Preferred Investor Warrants to be issued to such holder, and (iv) the additional Company Common Units and Series B Preferred Units to be issued by the Company to Purchaser in respect of the Closing Date Cash Contributions, in each case consistent with Section 1.01 and the Closing Member Schedule.

Article III

Representations and Warranties of the Company

Except as set forth in the disclosure letter dated as of the date of this Agreement delivered by the Company to the Purchaser Parties (the “Company Disclosure Letter”) prior to or in connection with the execution and delivery of this Agreement, the Company hereby represents and warrants to the Purchaser Parties, as of the date hereof and as of the Closing, as follows:

Section 3.01 Organization and Standing. The Company is a Delaware limited liability company duly formed, validly existing and in good standing under the Delaware Limited Liability Company Act and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except as would not be material to the Target Companies, taken as a whole. Each Subsidiary of the Company is a

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corporation, limited liability company or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except as would not be material to the Target Companies, taken as a whole. Each Subsidiary of the Company is duly qualified or licensed and in good standing in the jurisdiction in which it is formed or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing (i) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or (ii) can be cured without material cost or expense. The Company has provided to the Purchaser accurate and complete copies of the Target Companies’ Organizational Documents, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents.

Section 3.02 Authorization; Binding Agreement. Subject to the receipt of the Requisite Member Approval and the consents and other approvals described in Section 3.05, the Company has all requisite power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of managers in accordance with its Organizational Documents and (b) other than the Requisite Member Approval, no other proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of managers, by resolutions duly adopted, has (i) determined that this Agreement and the Transactions are advisable, fair to, and in the best interests of, the Company and its members, (ii) approved this Agreement and the Transactions, (iii) directed that this Agreement be submitted to its members for adoption and (iv) recommended that its members adopt this Agreement.

Section 3.03 Capitalization.

(a) Set forth on Section 3.03(a) of the Company Disclosure Letter is a true, correct and complete list of each record holder of Company Units or any other equity interests of the Company, including the Series B Preferred Units, the Incentive Units, the Management Incentive Units, the UARs and the Company Warrants, and the number and class or series of Company Units or such other equity interests held by each such holder as of the date hereof. Other than such Company Units and equity interests, including the Series B Preferred Units, the Incentive Units, the Management Incentive Units, the UARs and the Company Warrants, set forth on Section 3.03(a) of the Company Disclosure Letter, the Company does not have any other issued or outstanding membership or other equity interests.

(b) Prior to giving effect to the Transactions (but after giving effect to the Recapitalization), all of the equity securities in the Company (other than the Series B Preferred Units and Series B Warrants owned by the Series B Investors) will be owned by the Sellers free and clear of any Liens other than those imposed under the Company Organizational Documents, applicable securities Laws, Permitted Liens or as set forth on Section 3.03(b)(i) of the Company Disclosure Letter. All of the issued and outstanding Company Units have been duly authorized and validly issued in accordance with applicable Laws, including applicable securities Law, and the Company Organizational Documents, and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights, except where such violation or failure would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole. Except as set forth on Section 3.03(b)(ii) of the Company Disclosure Letter, there are no preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its members is a party or bound relating to any membership interests or other equity securities of the Company, whether or not outstanding. Except with respect to the Incentive Units, Management Incentive Units, UARs and Company Warrants, there are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to

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the Company. There are no voting trusts, proxies, member agreements or other agreements or understandings with respect to the voting of the Company’s equity interests, other than the Company’s Organizational Documents, the Investors’ Rights Agreement, the ROFR/Co-Sale Agreement and the Member Support Agreement. Except as set forth in the Organizational Documents of the Target Companies, the Investors’ Rights Agreement and the ROFR/Co-Sale Agreement, there are no outstanding contractual obligations of the Target Companies to repurchase, redeem or otherwise acquire any equity interests or securities of such Target Company, nor has any Target Company granted any registration rights to any Person with respect to such Target Companies’ equity securities. All of the Target Companies’ securities have been granted, offered, sold and issued in compliance with applicable securities Laws. Each Incentive Unit, Management Incentive Unit and UAR was validly granted or issued and properly approved by the Company’s board of managers (or appropriate committee thereof) in accordance with the terms of the Management Incentive Plan or the UAR Plan, as applicable. Each Incentive Unit and Management Incentive Unit was granted with a threshold value, hurdle amount or similar economic threshold intended to be no less than the fair market value of the equity capital of the Company on the date of grant, in each case as determined in accordance with the safe-harbor principles of Internal Revenue Service Revenue Procedure 93-27 and Revenue Procedure 2001-43 (or any successor guidance thereto) for treatment as a “profits interest” for U.S. federal income tax purposes. Each UAR has been granted and is administered in compliance with Section 409A of the Code or an applicable exemption thereunder. To the Company’s Knowledge, each recipient of an Incentive Unit and/or Management Incentive Unit timely filed an election under Section 83(b) of the Code.

(c) Except as provided for in this Agreement or with respect to the Incentive Units, Management Incentive Units, UARs and Company Warrants, as a result of the consummation of the Transactions, no equity interests, warrants, options or other securities of the Target Companies are issuable and no rights in connection with any equity interests, warrants, options or other securities of the Target Companies accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

Section 3.04 Subsidiaries. Section 3.04 of the Company Disclosure Letter sets forth the names of the Company’s direct and indirect Subsidiaries, and with respect to each Subsidiary (a) its jurisdiction of incorporation or organization, (b) all names other than its legal name under which such Subsidiary does business, as applicable, (c) its authorized shares or other equity interests (if applicable) and (d) the number of issued and outstanding shares or other equity interests of such Subsidiary and the record holders and beneficial owners thereof. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, and, where such concepts are applicable, fully paid and non-assessable, and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Target Companies free and clear of all Liens other than those imposed under such Subsidiaries’ Organizational Documents, applicable securities Laws, Permitted Liens or as set forth on Section 3.04 of the Company Disclosure Letter.

Section 3.05 No Conflict; Governmental Consents and Filings.

(a) Except as otherwise described in Section 3.05(a) of the Company Disclosure Letter, subject to the receipt of the Requisite Member Approval and the consents, approvals, authorizations and other requirements set forth in Section 3.05(a) of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the other Ancillary Documents to which the Company is a party and the consummation by the Company of the Transactions does not and will not: (i) violate any provision of, or result in the breach of, any applicable Law to which the Company is subject or by which any property or asset of any Target Company is bound; (ii) conflict with or violate the Organizational Documents of any Target Company; (iii) violate any provision of or result in a breach, default or acceleration of, require a consent under, or create any right to payment under any Company Material Contract or Material Current Government Contract, or terminate or result in the termination of any Company Material Contract or Material Current Government Contract, or result in the creation of any Lien (other than a Permitted Lien) under any Company Material Contract or Material Current Government Contract upon any of the properties or assets of any Target Company, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien (other than a Permitted Lien); or (iv) result in a violation or revocation of any required Consents, except to the extent that the occurrence of any of the foregoing items set forth in clauses (i), (iii) or (iv) would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or reasonably be expected to have a Company Material Adverse Effect.

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(b) Assuming the truth and completeness of the representations and warranties of the Purchaser contained in this Agreement, no consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement, any of the other Ancillary Documents to which it is a party or the consummation by the Company of the Transactions, except for: (i) any consents, notices, approvals, authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (ii) compliance with any applicable requirements of the securities Laws; and (iii) as otherwise disclosed on Section 3.05(b) of the Company Disclosure Letter.

Section 3.06 Financial Statements.

(a) The Company has provided to the Purchaser draft financial statements of the Target Companies, consisting of the draft balance sheet and the related draft income statement of the Target Companies as of and for the fiscal year ended December 31, 2025 (the “Company Financials”). The Company Financials were derived from the books and records of the Target Companies. The Company Financials are preliminary in nature and are being provided solely for informational purposes; accordingly, the Company Financials may differ materially from the Audited Financial Statements to be delivered pursuant to Section 7.04. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) The Company Financials are draft financial statements that were not prepared in accordance with GAAP and are subject to revision. The Audited Financial Statements and the Updated Interim Financial Statements to be delivered pursuant to Section 7.04 shall supersede the Company Financials in all respects, and the representations and warranties set forth in this Section 3.06 (other than Section 3.06(a)) shall apply to such Audited Financial Statements and Updated Interim Financial Statements upon delivery thereof as set forth in Section 7.04.

(c) The Target Companies have established and maintain a system of internal controls. Such internal controls are designed to provide reasonable assurance that (i) transactions are executed in all material respects in accordance with management’s authorization and (ii) transactions are recorded as necessary to permit preparation of future financial statements and to maintain accountability for each Target Company’s assets.

(d) The Company has not identified in writing and has not received written notice from an independent auditor of (x) any significant deficiency or material weakness in the system of internal controls utilized by the Company (other than a significant deficiency or material weakness that has been previously disclosed in writing to the Purchaser and is set forth on Section 3.06(d) of the Company Disclosure Letter), (y) any material fraud that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal controls over financial reporting utilized by the Company, or (z) any claim or allegation regarding any of the foregoing.

(e) There are no outstanding loans or other extensions of credit made by any Target Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(f) The Target Companies do not have any Indebtedness for borrowed money.

Section 3.07 Undisclosed Liabilities. There is no liability, debt or obligation (absolute, accrued, contingent or otherwise) of any Target Company of a type required to be reflected or reserved for on a balance sheet, except for liabilities, debts and obligations: (a) provided for in, or otherwise reflected or reserved for on the Company Financials or disclosed in the notes thereto; (b) that have arisen since the date of the most recent balance sheet included in the Company Financials in the ordinary course of the operation of business of the Target Companies; (c) arising under this Agreement and/or incurred in connection with the Transactions; or (d) which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.08 Absence of Certain Changes. Except as set forth on Section 3.08 of the Company Disclosure Letter, and for activities conducted in connection with this Agreement and the transactions contemplated hereby, since January 1, 2025 through the date of this Agreement, (a) there has not been any Company Material Adverse Effect and (b) each Target Company (i) has conducted its business in the ordinary course of business consistent with past practice and (ii) has not taken any action or committed or agreed to take any action that, if taken after the date hereof, would be prohibited by Section 7.02(b).

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Section 3.09  Compliance with Laws.

(a) Each Target Company has, since its inception, complied with, and is not currently in violation of, any applicable Law with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the Target Companies, taken as a whole. No written notice of non-compliance with any applicable Law has been received by any Target Company since its inception.

(b) Each Target Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders, or other Consents from Governmental Authorities necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such approvals would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole.

Section 3.10 Government Contracts.

(a) Section 3.10 of the Company Disclosure Letter sets forth a list of each Government Contract currently in effect or which has not been closed out as of the date hereof that involves aggregate payments to the Target Companies that are reasonably expected to be in excess of $250,000 (each, a “Material Current Government Contract”). Each Material Current Government Contract was legally awarded to the Target Companies, as applicable. Except as would not reasonably be expected to be material to the Target Companies, taken as a whole, all Material Current Government Contracts are legal, valid and binding obligations of the Target Companies party thereto and are in full force and effect and enforceable against the Target Companies party thereto in accordance with their respective terms, subject, in each case, to the Enforceability Exceptions.

(b) With respect to each Material Current Government Contract (i) there are no audits (other than routine audits), completed or underway, by any Governmental Authority that recommend that the Target Companies make any payments to a Governmental Authority, (ii) all representations and certifications executed by the Target Companies pertaining to such Material Current Government Contract were complete and correct in all material respects as of their effective date, (iii) the Target Companies have not submitted any certified cost or pricing data that was not current, accurate or complete in all material respects as of the certification date in connection with any Material Current Government Contract or Government Bid, (iv) there is no suspension, stop work order, cure notice, or show cause notice in effect for any Material Current Government Contract, and (v) none of the Target Companies have been assessed any material penalties, credits or other similar contractual offsets pursuant to any performance-based Material Current Government Contract that contains service level arrangements. Since June 1, 2021, (A) none of the Target Companies’ Material Current Government Contracts has been terminated for default, (B) the Target Companies have not received any written or, to the Company’s Knowledge, oral notice terminating any of the Material Current Government Contracts for convenience or indicating an intention to terminate any of the Material Current Government Contracts for convenience, and (C) no stop work order, show cause notices, or cure notices were issued to the Target Companies with respect to any Material Current Government Contract.

(c) The Target Companies have complied in all material respects with all terms and conditions of each Government Contract, and have complied in all material respects with the requirements of any Law pertaining to each Government Contract or Government Bid (or in any certificate, statement, list, schedule or other document submitted or furnished in connection with the foregoing), including (as applicable) the Truthful Cost or Pricing Data Act (formerly known as the Truth in Negotiations Act) of 1962, as amended, the Service Contract Act of 1963, as amended, (the “Service Contract Act”), the Office of Federal Procurement Policy Act, as amended, the Federal Acquisition Regulation (the “FAR”) and any applicable agency supplement thereto, the Cost Accounting Standards, the Criminal False Statements Act, Civil False Claims Act, Laws relating to bribes, kickbacks, lobbying expenditures, political contributions and contingent fee payments, and any other applicable procurement Law. Neither any Governmental Authority nor any prime contractor or higher-tier subcontractor under a Material Current Government Contract, has notified the Target Companies in writing or, to the Company’s Knowledge, orally of any actual or alleged material violation or breach of any term or condition of a Material Current Government Contract, or of any actual or alleged violation of any Law applicable to a Material Current Government Contract.

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(d) Since June 1, 2021, there has been no (A) to the Company’s Knowledge, civil fraud or criminal investigation of the Target Companies by any Governmental Authority, (B) indictment or information filed against any Target Company by any Governmental Authority, or (C) contracting officer’s final decision or Legal Proceeding by which any Governmental Authority claims that any Target Company is liable to a Governmental Authority.

(e) (A) Neither the Target Companies, nor any “Principal” (as defined in FAR 52.209-5) of the Target Companies, has been suspended, debarred, proposed for suspension or debarment or declared ineligible for the award of any Government Contract, or the subject of a finding of noncompliance, non-responsibility or ineligibility for contracting with any Governmental Authority, and (B) since June 1, 2021, to the Company’s Knowledge the Target Companies have conducted their operations in compliance in all material respects with applicable requirements of Law pertaining to Material Current Government Contracts, and the Target Companies have not received any determination of noncompliance (except for routine matters relating to routine audits all of which have been fully resolved), or entered into any consent order.

(f) There are (A) no outstanding claims against the Target Companies, either by a Governmental Authority or by any prime contractor or higher-tiered subcontractor arising under or relating to any Material Current Government Contract or Government Bid, and (B) no outstanding disputes between the Target Companies on the one hand, and any Governmental Authority on the other hand, under the Contract Disputes Act or any other Federal statute or between the Target Companies on the one hand, and any prime contractor or higher-tiered subcontractor on the other hand, arising under or relating to any such Material Current Government Contract or Government Bid. The Target Companies have no interest in any pending or, to the Company’s Knowledge, any potential claim under the Contract Disputes Act against the U.S. Government or any prime contractor, subcontractor or vendor arising under or relating to any Material Current Government Contract or Government Bid; and no money due to the Target Companies pertaining to any such Material Current Government Contract has been withheld or set off other than in accordance with the withholding provisions of any such Material Current Government Contract. The Target Companies have no interest in any pending or, to the Company’s Knowledge, potential requests for equitable adjustment against a Governmental Authority or against any prime contractor or subcontractor arising under any Material Current Government Contract, except for routine demands for payment.

(g) With respect to all Material Current Government Contracts identified or required to be identified in Section 3.10 of the Company Disclosure Letter:

(i) the Target Companies have not assigned, granted a security interest in, or otherwise conveyed or transferred to any Person any account receivable or other right of the Company arising thereunder;

(ii) the Target Companies are not subject to any forward pricing rate agreements in accordance with FAR Subpart 15.407-3 or Subpart 42.17; and,

(iii) the Target Companies are not using any Intellectual Property developed under any Material Current Government Contract for purposes outside of the scope of such Material Current Government Contract without having validly obtained any necessary prior permission of the Governmental Authority involved.

(iv) Since June 1, 2021, the Target Companies have not made any disclosure to a Governmental Authority, an Inspector General of an agency, department or branch of the U.S. Government, or a Contracting Officer (as defined in FAR 2.101) in connection with the Target Companies’ performance of any Material Current Government Contract under FAR Subpart 3.1003 or FAR 52.203-13.

(h) The Target Companies possess all facility security clearances and access authorizations necessary to perform the Material Current Government Contracts and, to the Company’s Knowledge, the Company’s subcontractor(s) and independent contractor(s) under the Material Current Government Contracts possess all necessary security clearances to perform such Material Current Government Contracts, and all requisite security clearances and facility security clearances are valid and in full force and effect. The Target Companies are in compliance in all applicable material respects with all national security obligations, including those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (February 28, 2006) and 32 CFR Part 117 and related security regulations. Since June 1, 2021, neither the Defense Counterintelligence and Security Agency (“DCSA”) nor any other Governmental Authority has issued any

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written adverse findings or determinations relating to the Target Companies with respect to the handling of classified or sensitive information. Since June 1, 2021, the Target Companies’ facilities are, and at all times have been, operated in a manner that is not less than “Satisfactory” in respect of the DCSA’s facility security clearance requirements.  Without limiting the foregoing, such Target Companies’ facilities have not received less than a “Satisfactory” rating from the DCSA as the result of any DCSA facility security clearance review.

(i) The Target Companies have not represented themselves as having 8(a), small business, small disadvantaged business, historically underutilized business zone small business, women owned small business, veteran-owned small business or service-disabled veteran-owned small business status and/or other preferential status (“Preferred Business Status”) in connection with any Material Current Government Contracts listed in Section 3.10 of the Company Disclosure Letter or pending Government Bids.  No pending Government Bid is predicated on the Target Companies having Preferred Business Status.

(j) The Target Companies have not performed any activities under any Material Current Government Contract that has created, or would create or result in the Target Companies having, an Organizational Conflict of Interest (“OCI”) as defined in FAR subpart 9.5. The Target Companies have not received written or, to the Company’s Knowledge, oral notice of an actual, apparent, or potential OCI, and to the Company’s Knowledge there are no facts that could reasonably be expected to result in an OCI as a result of or arising from execution of this Agreement.

(k) There are no actions, irregularities, misstatements, or omissions relating to any Material Current Government Contract or Government Bid that have led to (i) any administrative, civil, or criminal litigation, complaint, indictment or, to the Company’s Knowledge, investigation of the Company or any of their Principals owners, officers, directors, employees, consultants, agents, or representatives; (ii) the recoupment of any payments previously made to the Target Companies by a Governmental Authority (other than routine reconciliations of payments); or (iii) the assessment of any penalties against the Target Companies, arising out of such actions, irregularities, misstatements, or omissions. Since June 1, 2021, the Target Companies have not received any written document requests, subpoenas, search warrants or civil investigative demands addressed to or requesting information involving the Company or any of its Principals, owners, officers, directors, employees, affiliates, agents, or representatives in connection with or related to any Material Current Government Contract or Government Bid.

(l) The Target Companies have not received a written adverse or negative past performance evaluation or rating, including below “Satisfactory,” with respect to any Material Current Government Contract since June 1, 2023.

(m) Except as otherwise described in Section 3.14(i)(a) of the Company Disclosure Letter, the Target Companies have not provided technical data, Software, or Owned Intellectual Property to any Governmental Authority or other Person, in connection with a Material Current Government Contract or Government Bid, in any manner that gives such Governmental Authority or other Person any rights in such technical data, Software, or Owned Intellectual Property greater than or different from “restricted rights” or “limited rights,” as such terms are defined in the FAR and applicable agency FAR supplements. In each case in which the Target Companies have delivered or otherwise provided any technical data, computer Software, or Owned Intellectual Property to any Governmental Authority or other Person in connection with any Material Current Government Contract or Government Bid, the Company marked such technical data, Software, or Owned Intellectual Property with all markings and legends (including any “restricted rights” or “limited rights” legend) necessary (under the FAR or other Laws) to preclude a Governmental Authority or other Person from acquiring any government purpose or unlimited rights with respect to such technical data, Software or Owned Intellectual Property.

(n) Since June 1, 2021, to the Company’s Knowledge, each Government Bid, including the Target Companies’ responses to requests for information, requests for proposals, statements of work, and the Target Companies’ marketing materials, technical capability statements, and all other written or electronic materials or information provided or made available by or on behalf of the Target Companies to any Governmental Authority, including any prime or higher-tier contractor, or other Person in connection with any Government Bid, were, as of the time made or submitted, true, complete and correct in all material respects and did not

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contain any untrue statement of a material fact or omit to state a material fact, including, but not limited to, with regard to the Target Companies’ qualifications and the qualifications of key personnel, employees, agents, and contractors.

Section 3.11 Company Permits. Each Target Company holds all material Permits required to own, lease and operate its assets and properties, including all material Permits required under Environmental Law (collectively, the “Company Permits”). Section 3.11 of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Permits held by the Target Companies. Each Company Permit is in full force and effect and each Target Company has taken all actions necessary for the timely renewal of each Company Permit. To the Company’s Knowledge, each Company Permit will, upon its termination or expiration, be timely renewed or reissued upon terms and conditions substantially similar to its existing terms and conditions, and there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened that seek the revocation, cancellation, limitation, suspension, restriction, adverse modification or termination of any Company Permit. No Target Company is in material default or violation of any Company Permit applicable to such Target Company.

Section 3.12 Litigation. Except as described on Section 3.12 of the Company Disclosure Letter, there are no (a) Legal Proceedings of any nature currently pending or, to the Company’s Knowledge, threatened, against any Target Company or any of its properties or assets, or any of the directors or officers of any Target Company with regard to their actions as such; (b) to the Knowledge of the Company, pending or threatened audits, examinations or investigations by any Governmental Authority against any Target Company; (c) pending or written threatened Legal Proceedings by any Target Company against any third party; (d) settlements or similar agreements that impose any material ongoing obligations or restrictions on any Target Company; or (e) Orders imposed or, to the Knowledge of the Company, threatened to be imposed upon any Target Company or any of their respective properties or assets, or any of the directors or officers of any Target Company with regard to their actions as such.

Section 3.13 Material Contracts.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts described in clauses (i) through (xvii) below, other than the Company Benefit Plans, to which, as of the date of this Agreement, any Target Company is a party or by which any Target Company, or any of its properties or assets, are bound or affected (each Contract required to be set forth on Section 3.13(a) of the Company Disclosure Letter, a “Company Material Contract”). True, correct and complete copies of the Company Material Contracts, including amendments thereto, have been delivered or made available to the Purchaser. The Company Material Contracts include:

(i) each Contract that contains covenants that limit the ability of any Target Company (or purports to bind any Affiliate thereof) (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses, or (B) to purchase or acquire an interest in any other Person;

(ii) each joint venture Contract, profit-sharing agreement, partnership, limited liability company agreement with a third party or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) all Contracts that involve any exchange-traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) all Contracts that involve the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $250,000 (other than in the ordinary course of business consistent with past practice), or shares or other equity interests of any Target Company or another Person;

(v) each Contract for the acquisition of any Person or any business division thereof or the disposition of any material assets of any Target Company (other than in the ordinary course of business), in each case whether by merger, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase or sale of inventory or supplies entered into in the ordinary course of business), occurring in the last three (3) years and/or relating to pending or future acquisitions or dispositions, in each case involving aggregate payments in excess of $250,000;

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(vi) each obligation to make payments in excess of $500,000, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(vii) each lease, rental agreement, installment or conditional sale agreement, or other Contract that, in each case, (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any Personal Property and (B) involves aggregate annual payments in excess of $50,000 for agreements related to real property and $750,000 for agreements related to Personal Property;

(viii) each Contract that, by its terms, individually or together with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $500,000 per year or $2,500,000 in the aggregate;

(ix) all Contracts with any Top Customer or Top Supplier (other than purchase orders, invoices, statements of work and non-disclosure or similar agreements entered into in the ordinary course of business consistent with past practice that do not contain any material terms relating to the Contract underlying the applicable Top Customer or Top Supplier relationship);

(x) any collective bargaining (or similar) agreement or Contract between any Target Company, on the one hand, and any labor union or other body representing employees of such Target Company, on the other hand;

(xi) all Contracts that obligate the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $500,000;

(xii) any Contract that is between any Target Company and any directors, officers or employees of a Target Company that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the Transactions (other than grant agreements under the Management Incentive Plan or the UAR Plan);

(xiii) any Contract that obligates the Target Companies to make any capital commitment or expenditure in excess of $500,000 (including pursuant to any joint venture);

(xiv) all Contracts that relate to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Target Company has outstanding obligations (other than customary confidentiality obligations) in excess of $500,000;

(xv) any Contract (A) which contains any assignment or license of, or any covenant not to assert or enforce, any Owned Intellectual Property material to the business of any Target Company; (B) pursuant to which any Owned Intellectual Property material to the business of any Target Company is or was developed by, with or for any Target Company; (C) pursuant to which any Target Company is restricted in any material respect from using any material Owned Intellectual Property or (D) pursuant to which any of the Target Companies either (1) grants to a third Person (I) a license, immunity or other right in or to any Owned Intellectual Property material to the business of any Target Company or (II) an exclusive license, immunity or other right in or to any Owned Intellectual Property, or (2) is granted by a third Person a license, immunity or other right in or to any Intellectual Property or IT Assets material to the business of any Target Company, provided, however, that none of the following shall be required to be set forth on Section 3.13(a)(xiv) of the Company Disclosure Letter but shall constitute Company Material Contracts if they otherwise qualify: (w) non-exclusive licenses of Owned Intellectual Property granted to suppliers, customers or end users in the ordinary course of business consistent with past practice; (x) licenses of Open Source Software that will not require any Copyleft Action to be taken; (y) Contracts with respect to Off-the-Shelf Software; and (z) invention-assignment and confidentiality agreements with employees and contractors on standard forms without material deviations or exceptions, entered into in the ordinary course of business consistent with past practice, and made available to the Purchaser (collectively, the types of Contracts referenced in clauses (w) through (z), the “Standard Contracts”);

(xvi) all Contracts involving transactions with an Affiliate of any Target Company (other than employment agreements, employee confidentiality and invention-assignment agreements, equity or incentive equity documents and Organizational Documents); and

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(xvii) each Contract that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company were the registrant.

(xviii) all Contracts creating or otherwise relating to outstanding Indebtedness for borrowed money.

(b) Except for any Company Material Contract that is terminated or expires following the date hereof in accordance with its terms, each Company Material Contract is valid, binding and enforceable in all respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). Except as would not reasonably be expected to be material to the Target Companies, taken as a whole, except for any Company Material Contract that is terminated or expires following the date hereof in accordance with its terms, and except as otherwise disclosed in Section 3.13(b) of the Company Disclosure Letter, with respect to each Company Material Contract: (i) no Target Company is in breach of or default under, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach of or default under by any Target Company, or permit termination or acceleration by the other party thereto, such Company Material Contract; (ii) no party to any Company Material Contract has given any written notice of any such breach, default or event described in clause (i); and (iii) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect.

Section 3.14  Intellectual Property.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth a true, accurate and complete list of all: (i) registered or issued Intellectual Property and applications for registration of Intellectual Property, and (ii) material unregistered Intellectual Property (including material Company Software), in each case of (i) and (ii), owned (whether exclusively, jointly with another Person or otherwise) or licensed by a Target Company or otherwise used or held for use by a Target Company, or, as applicable, filed by a Target Company, in which a Target Company has or purports to have an exclusive interest of any nature, specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates (collectively, the “Company Registered IP”). Each item of Company Registered IP is subsisting, and to the Knowledge of the Company, valid and enforceable (subject to registration or issuance requirements for enforcement), and has not (1) been adjudged by a court of competent jurisdiction to be invalid or unenforceable in whole or in part, or (2) challenged in any interference, opposition, reissue, reexamination, revocation or equivalent proceeding, and no such proceeding has been threatened in writing with respect to any such Company Registered IP. To the Knowledge of the Company, all registration, maintenance and renewal fees in connection with such Company Registered IP are current and have been paid, and all required documents, recordations and certificates in connection with all material Company Registered IP are current and have been filed with the relevant patent, copyright, trademark or other authorities in the relevant jurisdictions, for the purpose of prosecuting, maintaining and perfecting such Company Registered IP and recording the applicable Target Company’s ownership interests therein.

(b)  Each Target Company is the sole and exclusive owner of each item of Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens or any Liens set forth on Section 3.14(b)(i) of the Company Disclosure Letter), or otherwise has valid and enforceable rights to use, sell, license, transfer or assign, as currently used, sold, licensed, transferred or assigned in the business of such Target Company, all Intellectual Property and IT Assets used in, licensed by, or necessary to conduct the business of, such Target Company, in each case, free and clear of all Liens (other than Permitted Liens). Except as set forth on Section 3.14(b)(ii) of the Company Disclosure Letter, there is no Intellectual Property owned by any third party that (i) is required by any of the Target Companies to conduct its business as currently conducted and (ii) the Target Company is not currently authorized to use, or which Target Company will not be authorized or permitted to use as a result of the execution, delivery, consummation, or performance of any of the transactions contemplated by this Agreement.

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(c) The Company IP Licenses grant each Target Company all rights and permissions reasonably necessary or useful to operate the businesses of the Target Companies as currently conducted. Each Target Company has performed, in all material respects, all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in material breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a material default thereunder. The continued use by the Target Companies of the Company IP in the manner that it is currently being used by the applicable Target Company is permitted by the applicable Company IP License governing such use. To the Knowledge of the Company, there are no facts, circumstances, or information that would reasonably be expected to materially adversely affect, limit, restrict, impair, or impede the ability of any of the Target Companies to use or practice the Company IP used in or necessary for the conduct or operation of the business of any of the Target Companies upon the Closing in the same manner as currently used and practiced by each Target Company. No Target Company is party to any Contract that requires a Target Company to assign to any Person any or all of its rights in any Intellectual Property developed by a Target Company under such Contract.

(d) Each Target Company has performed all material obligations imposed on it in each Company IP License under which a Target Company is the licensor (each, an “Outbound IP License”), and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in material breach or default thereunder, nor, to the Knowledge of the Company, has any event occurred that with notice or lapse of time or both would constitute a material default thereunder.

(e) No Legal Proceeding is pending or, to the Knowledge of the Company, threatened in writing (and no written claim has been received in the past six (6) years) against a Target Company that challenges the validity, enforceability, scope, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Company IP, nor, to the Knowledge of the Company, is there any reasonable basis for any such Legal Proceeding. In the past six (6) years, no Target Company has received any written, or to the Knowledge of the Company, oral, notice or claim asserting that a Target Company, the operation of the business of any Target Company, or the Company’s use of any Intellectual Property infringes, misappropriates, dilutes, or otherwise violates the Intellectual Property of any Person, nor, to the Knowledge of the Company, is there a reasonable basis therefor. Except as set forth on Section 3.14(e) of the Company Disclosure Letter, there are no pending or outstanding Orders that (i) materially restrict the rights of a Target Company to use, transfer, license, register, or enforce any Owned Intellectual Property, or, to the Knowledge of the Company, any other Company IP, (ii) restrict the conduct of the business of a Target Company as a result of restrictions relating to a third Person’s Intellectual Property, or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Owned Intellectual Property. Each Target Company, the operation of the business of each Target Company, and the use of any Intellectual Property in connection therewith, is not currently infringing, misappropriating, or otherwise violating, and has not in the past six (6) years infringed, misappropriated or violated any Intellectual Property of any other Person, including rights of privacy, publicity and endorsement. To the Knowledge of the Company, in the past six (6) years, no third party has infringed upon, misappropriated or otherwise violated any Company IP in any material respect.

(f) No current or former officers, employees, agents, consultants, or independent contractors of a Target Company has claimed or asserted in writing any ownership interest in or to any Owned Intellectual Property. To the Knowledge of the Company, none of the employees of any Target Company is obligated under any Contract, or subject to any Order, that would materially conflict with the business of any Target Company as currently conducted with respect to the ownership, development, use or exploitation of any Owned Intellectual Property.

(g) Each Target Company has taken commercially reasonable efforts and implemented security measures designed to maintain the security of all material confidential Owned Intellectual Property, including measures designed to protect the secrecy and confidentiality and value thereof. All Persons (including each past and present employee, agent, consultant and contractor who are or were privy to any Trade Secrets or who have participated in or contributed to the creation or development of any material Owned Intellectual Property) in the course of their employment or retention, have executed and delivered written agreements pursuant to which such Person has, respectively, agreed to hold all Trade Secrets of the Target Company (or of another Person and held by the Target Company) in confidence both during and after such Person’s employment or retention, as applicable, and all of such Person’s ownership interest in and to any material

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Owned Intellectual Property created or developed for the Target Company in the course of such Person’s employment or retention thereby has been irrevocably assigned (by a present tense assignment) to the Target Companies (or all such right, title, and interest has otherwise vested in the Target Companies by operation of Law). To the Knowledge of the Company, no Person is in breach of any such agreement and there is no uncured breach by any such Person with respect to their obligations under any such written agreement.

(h) No Open Source Software is or has been included, incorporated or embedded in or linked to any Company Software in a manner that, as a condition of or in connection with any use, modification, reproduction, or distribution of such Open Source Software (or any Company Software or other Owned Intellectual Property that is used by, incorporated into or includes, relies on, is linked to, is derived from, or is distributed with, such Open Source Software), requires any Target Company to: (i) disclose, make available, distribute, license, offer, deliver, or otherwise make available to any Person (including the open source community) any source code or any information regarding such Company Software or other Owned Intellectual Property; (ii) license or otherwise grant permission regarding any such Company Software or other Owned Intellectual Property for making modifications thereto or derivative works thereof; (iii) disclose, make available, distribute, license, offer, deliver, or otherwise make available to any Person any such Company Software or other Owned Intellectual Property for no or nominal charge; (iv) grant a license, whether express, implied, by virtue of estoppel or otherwise, to any third party under any Intellectual Property (including Patents) regarding any such Company Software or other Owned Intellectual Property (whether alone or in combination with other hardware or Software); or (v) impose restrictions on future patent licensing terms, assertion or enforcement of any Intellectual Property through any means (each of (i) – (v), a “Copyleft Action”). No Person other than the Target Companies has an actual or contingent right to access or possess (including pursuant to escrow), a copy in any form of any source code for any Company Software and all such source code is in their sole possession and has been maintained as strictly confidential. Each Target Company is in compliance in all material respects with the terms and conditions of all applicable licenses for all Open Source Software used in its respective business, including notice and attribution obligations.

(i) Section 3.14(i)(a) of the Company Disclosure Letter sets forth each Contract with a Governmental Authority under which any Owned Intellectual Property was developed or delivered and under which such Governmental Authority has obtained or may have obtained unlimited rights, march-in rights, government-purpose rights, or other rights beyond minimum rights/limited rights (as such terms are used in the FAR or DFARS) in any material Owned Intellectual Property to the Target Companies, taken as a whole. Except as disclosed on Section 3.14(i)(b) of the Company Disclosure Letter, none of the rights granted or required to be granted to any Governmental Authority under any Contract set forth (or required to be set forth) on Section 3.14(i)(a) of the Company Disclosure Letter, including any unlimited rights, march-in rights, or government-purpose rights, adversely affect, limit, restrict, impair, or impede, in any material respect, the ability of any Target Company to use, practice, exploit, license, transfer, or commercialize any Owned Intellectual Property developed or delivered in connection with the performance of any such Contract. Except as disclosed on Section 3.14(i)(c) of the Company Disclosure Letter, no government funding and no facility of a university, college, other educational institution, or similar institution, or research center was used in the development of any item of Owned Intellectual Property or Intellectual Property exclusively licensed to any Target Company, nor does any such Person have any rights, title, or interest in or to any item of Owned Intellectual Property or Intellectual Property exclusively licensed to any Target Company.

(j) To the Knowledge of the Company (after reasonable inquiry of the Company’s information security personnel), in the past three (3) years: (i) no Person has obtained unauthorized access to information and data (including personally identifiable information) in the possession of a Target Company or in their control, or otherwise held or processed on their behalf, nor has there been any material loss or damage, unauthorized disclosure or use, breach of security, or other material compromise of the security, confidentiality or integrity of such information or data; and (ii) no Target Company has experienced any material information security incident that has compromised the integrity or availability of the information technology, operational technology, or software applications the Target Companies own or operate, or the information or data thereon. In the past three (3) years, no material complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received in writing by a Target Company nor has a Target Company been required by applicable law, regulation, or contract to notify, any person or entity of any personal data or information security-related incident. In the past three (3) years, each Target Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy,

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personal data protection, cybersecurity and the collection, processing and use of personal information. Each Target Company has implemented commercially reasonable security policies (a) regarding the collection, use, disclosure, retention, processing, transfer, confidentiality, integrity, and availability of data (including personally identifiable information) and business proprietary or sensitive information, in its possession or control, or held or processed on its behalf, and (b) regarding the integrity and availability of the information technology, operational technology, and software applications the Target Company owns or operates.

(k) Except as set forth on Section 3.14(k) of the Company Disclosure Letter, each Target Company is not obligated under any Contract to make any payments by way of royalties, fees, or otherwise to any owner or licensor of, or other claimant to, any Intellectual Property.

(l) To the Knowledge of the Company, the IT Assets do not contain any malware, viruses, malicious code, “worms,” “Trojan horses,” “back doors,” or other errors, vulnerabilities, or unauthorized tools or scripts that could reasonably be expected to (i) adversely impact the confidentiality, integrity and availability of the IT Assets, or (ii) enable or assist any Person to access without authorization, any IT Assets.

(m) Each Target Company owns, or has a valid right to access and use pursuant to a written agreement (which, for the avoidance of doubt, shall include standard click-through agreements), all IT Assets owned, leased, licensed, or outsourced, or otherwise used or held for use by or for such Target Company to process, store, maintain and operate data, information and functions that are material to and used in connection with the business of the Target Companies as currently conducted. The IT Assets operate and perform as required by the Target Companies for the operation of the business of the Target Companies and are reasonably sufficient for the current operation of the business of the Target Companies. In the past six (6) years, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any such IT Assets that have caused any substantial disruption or interruption in or to the use of such IT Assets or the conduct of the business of the Target Companies. Each Target Company does not use, and has not in the past used, any AI/ML tools in its business in a manner that would adversely affect such Target Company’s ownership or other rights therein.

(n) The execution, delivery, consummation, or performance of any of the transactions contemplated by this Agreement will not, with or without notice or lapse of time, result in the material impairment, alteration, breach, default, modification, extinguishment, cancellation, termination, suspension of, or acceleration of any material payments with respect to, or release of Company IP under any Company IP License or any other Contract required to be set forth in Section 3.13 of the Company Disclosure Letter, or give any other Person the right or option to cause or declare any of the foregoing (including a loss of, or Lien on, any Owned Intellectual Property). Following the Closing, each Target Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts or Company IP Licenses in substantially the same manner that the Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without any consent, notification, approval, waiver, or payment or grant of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

Section 3.15 Taxes and Returns. Except in each case as set forth on Section 3.15 of the Company Disclosure Letter:

(a) Each Target Company (i) has timely filed, or caused to be timely filed, all Income Tax and other material Tax Returns required to be filed by it (taking into account all valid extensions of time to file), and all such Tax Returns are accurate and complete in all material respects, (ii) has timely paid, collected, withheld or remitted, or caused to be timely paid, collected, withheld or remitted, all Income Taxes and other material Taxes required to be paid, collected, withheld or remitted by it, whether or not such Taxes are shown as due and payable on any Tax Return, and (iii) has properly accrued, consistent with the past practices of the Company, all material Taxes not yet due and payable for any taxable period or portion thereof ending on or before the Closing Date.

(b) There is no Legal Proceeding currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to Tax or required to file a Tax Return in that jurisdiction, and no Target Company has received any written notice from any Governmental Authority asserting that it is or may be subject to Tax or required to file a Tax Return in any such jurisdiction.

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(c) There are no audits, examinations, investigations or other proceedings pending against any Target Company in respect of any Tax, and the Target Companies have not been notified in writing of any proposed Tax claims or assessments against any of them.

(d) There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e) No Target Company has requested or consented to any waivers or extensions of any applicable statute of limitations for the collection or assessment of any Taxes, which waiver or extension (or request thereof) is outstanding or pending.

(f) No Target Company (or Purchaser or Pubco as a result of directly or indirectly holding an equity interest in the Company following the Closing Date) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of: (i) an installment sale or open-transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law) or the use of an improper method of accounting on or prior to the Closing Date; (iii) any prepaid amounts received or deferred revenue realized or received on or prior to the Closing Date; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) occurring on or prior to the Closing Date; or (v) any “closing agreement” pursuant to Section 7121 of the Code or any similar agreement or arrangement with a Governmental Authority relating to Taxes entered into on or prior to the Closing Date.

(g) No Target Company has participated in or been a party to, any “reportable transaction,” as defined in Treasury Regulations Section 1.6011-4 (or any similar or corresponding provision of state, local or foreign Law).

(h) No Target Company has been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes (other than a group the common parent of which is the Company). No Target Company has any Liability or potential Liability for the Taxes of another Person (other than another Target Company) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor, or (iii) by Contract, indemnity or otherwise (excluding customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding agreements solely among the Target Companies and customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on any Target Company with respect to any period (or portion thereof) following the Closing Date.

(i) The Company is, and has at all times since its formation been, classified as either an entity disregarded as separate from its owner or a partnership for U.S. federal (and applicable state and local) income-tax purposes, and no election has been made or is pending to treat the Company as a corporation for any such purpose. The U.S. federal income tax classification of each of the Company’s Subsidiaries is as set forth on Section 3.15 of the Company Disclosure Letter.

(j) No “section 197 intangible” (within the meaning of Section 197 of the Code) of any Target Company existing as of the end of the day on the Closing Date will be excluded from the term “amortizable section 197 intangible” pursuant to Section 197(f)(9) of the Code and Treasury Regulations Section 1.197-2(h).

(k) No Target Company has ever owned (directly or indirectly) (i) any interest in a “controlled foreign corporation” (within the meaning of Section 957 of the Code) or (ii) any interest in a “passive foreign investment company” (within the meaning of Section 1297 of the Code).

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(l) No Target Company has a permanent establishment in any country other than its jurisdiction of formation, and has not engaged in a trade or business in any country other than its jurisdiction of formation that subjected it to Tax in such country.

(m) No Target Company has knowingly taken any action, nor is aware of any fact or circumstance, that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments.

(n) To the Knowledge of the Company, no Seller or Series B Investor (or any person or entity acting on behalf of a Seller or a Series B Investor) has entered into any agreement or other arrangement that is or could reasonably be expected to be treated as (or pursuant to the terms of any such agreement or other arrangement could reasonably be expected to result in), for U.S. federal income tax purposes, a sale or exchange or other disposition of the Pubco Class A-1 Common Stock, Pubco Class A-2 Common Stock or Pubco Convertible Preferred Stock after the Closing.

(o) Notwithstanding anything to the contrary herein, nothing in this Agreement shall be construed as a representation or warranty as to (A) the existence, amount, expiration date, availability or limitations on any Tax attribute (including any net operating loss, capital loss, Tax credit or Tax basis) of any Target Company in any taxable period (or portion thereof) beginning after the Closing Date, or (B) the Tax consequences to the Purchaser, Pubco, Merger Sub, the Sellers, the holders of Series B Preferred Units, the holders of Company Warrants, the PIPE Investors or any of their respective Affiliates of the consummation of the Transactions, including the Intended Tax Treatments.

Section 3.16  Real Property.

(a) The Target Companies do not own, and have never owned, any real property.

(b) Section 3.16(b) of the Company Disclosure Letter contains a true, correct and complete list as of the date of this Agreement of the addresses of all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of such Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”), and the Company has made available to the Purchaser copies of all such Company Real Property Leases. To the Knowledge of the Company, (i) each of the Target Companies has a good and valid leasehold or subleasehold interest in each relevant parcel under the Company Real Property Leases, and (ii) the Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect, subject, in each case, to the Enforceability Exceptions. No Target Company has collaterally assigned or granted any security interest in any Company Real Property Lease or any interest therein. No Target Company is in breach of or default under any Company Real Property Lease, and, to the Knowledge of the Company, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a breach or default. No Target Company has exercised, nor has any Target Company received written notice of any other party’s exercise of, any termination rights with respect to any Company Real Property Lease.

Section 3.17 Personal Property. The Target Companies own and have good and marketable title to, or a valid leasehold interest in or right to use, their respective material tangible and intangible assets and Personal Property, free and clear of all Liens other than: (i) Permitted Liens; and (ii) the rights of lessors under any leases. The material tangible and intangible assets and Personal Property of the Target Companies: (A) constitute all of the assets, rights and properties that are necessary for the operation of the businesses of the Target Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted; and (B) have been maintained in accordance with generally accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Target Companies, taken as a whole.

Section 3.18 Employee Matters.

(a) The Target Companies are not and have never been a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of such Target Company, and the Company has no Knowledge of any activities or proceedings of

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any labor union or other party to organize or represent such employees. In the past three (3) years, there has not occurred or, to the Knowledge of the Company, been threatened any strike, slowdown, picketing, work stoppage or other similar labor activity with respect to any such employees. Section 3.18(a) of the Company Disclosure Letter sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between the Target Companies and Persons employed by or providing services as independent contractors to the Target Companies.

(b) Except as set forth on Section 3.18(b) of the Company Disclosure Letter, the Target Companies are and have been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers’ compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and have not received written or, to the Knowledge of the Company, oral notice that there is any pending Legal Proceeding involving unfair labor practices against the Target Companies. There are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Target Companies brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) In the past three (3) years, the Target Companies have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Workers’ Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local Law relating to group terminations. The Target Companies have not engaged in layoffs or furloughs or effected any broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent, in the three (3) years prior to the date of this Agreement.

(d) In the past three (3) years, (i) no allegations of sexual harassment or sexual misconduct have been made in writing, or, to the Knowledge of the Company, threatened to be made against or involving any current or former officer, director or other employee at the level of Vice President or above by any current or former officer, employee or individual service provider of the Target Companies, and (ii) the Target Companies have not entered into any settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former officer, director or other key employee.

Section 3.19 Benefit Plans.

(a) Set forth on Section 3.19(a) of the Company Disclosure Letter is a true and complete list of each material Company Benefit Plan, including the Management Incentive Plan and the UAR Plan and the form of grant agreements thereunder. With respect to each Company Benefit Plan, all contributions that are due have been made or, to the extent not yet due, are properly accrued in accordance with GAAP on the Company Financials.

(b) Each Company Benefit Plan is and has been operated, administered, maintained and funded at all times in compliance with its terms and all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has received a favorable determination letter from the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter upon which the Target Company is entitled to rely) or (ii) the Target Company has requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. To the Company’s Knowledge, no event has occurred or circumstance exists which could reasonably be expected to adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c) With respect to each Company Benefit Plan required to be listed on Section 3.19(a) of the Company Disclosure Letter, the Company has provided to the Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plans (including any amendments, modifications or supplements thereto); (ii) the most recent summary plan descriptions and material modifications thereto; (iii) the most recent Form 5500,

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if applicable, and annual report, including all schedules thereto; (iv) the most recent determination letter (or opinion letter) received from the IRS, if any; and (v) all material non-routine communications with any Governmental Authority within the last three (3) years.

(d) With respect to each Company Benefit Plan: (i) no Legal Proceeding is pending or, to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration and administrative appeals of denied claims); (ii) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administrative exemption; and (iii) all contributions and premiums that are due prior to the date hereof have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials in accordance with GAAP.

(e) Neither any Target Company nor any ERISA Affiliate currently maintains, or within the preceding six (6) years has maintained or contributed to, a Company Benefit Plan which is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code, and the Target Companies have not incurred any Liability or otherwise could have any Liability, contingent or otherwise, under Title IV of ERISA, and no condition presently exists that is expected to cause such Liability to be incurred.

(f) Except as set forth on Section 3.19(f) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) entitle any current or former employee, officer or other service provider of the Target Companies to any compensation payable by the Target Companies, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such employee, officer or other individual service provider by the Target Companies, (iii) directly or indirectly cause the Target Companies to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, or (iv) otherwise give rise to any material liability under any Company Benefit Plan. The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make-whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(g) Except to the extent required by Section 4980B of the Code or similar state Law, the Target Companies do not provide health or welfare benefits to any former or retired employee and are not obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment.

(h) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole, each Company Benefit Plan that is subject to Section 409A of the Code has been administered in compliance, and is in documentary compliance, in all material respects with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder. Each award of Incentive Units, Management Incentive Units and UARs has been granted and administered in compliance, in all material respects, with the applicable plan or agreement, applicable Law and, with respect to UARs, Section 409A of the Code or the applicable exemption thereunder.

(i) Each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material Liability to the Target Companies, the Purchaser or any of their Affiliates, other than ordinary administration expenses typically incurred in a termination event.

Section 3.20  Environmental Matters. Except as set forth in Section 3.20 of the Company Disclosure Letter:

(a)  Each Target Company is, and for the last three years has been, in compliance in all material respects with all applicable Environmental Laws;

(b) No material Legal Proceeding is pending or, to the Company’s Knowledge, threatened with respect to the Target Companies’ compliance with or liability under Environmental Laws, and, to the Knowledge of the Company, there are no facts or circumstances that could reasonably be expected to form the basis of such a material Legal Proceeding;

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(c) No Target Company is the subject of any outstanding Order of any Governmental Authority relating to (i) any material non-compliance by such Target Company with Environmental Laws, (ii) any Remedial Legal Proceeding, or (iii) the Release or threatened Release of a Hazardous Substances;

(d) To the Knowledge of the Company, there has been no material Release of any Hazardous Substances (i) at, in, on, from or under any property underlying Company Real Property Leases or otherwise in connection with the Target Companies respective operations, (ii) at, in, on, from or under any property formerly owned, leased or operated by any Target Company during the time that such Target Company owned, operated or leased such property, or (iii) at any other location where Hazardous Substances generated by the Target Companies have been transported to, sent, placed or disposed of, in each case in a quantity or manner requiring reporting, investigation, remediation, monitoring or other Remedial Legal Proceeding pursuant to applicable Environmental Laws;

(e) The Target Companies have not received any orders, claims, demands, requests for information or notices of violation or investigation of the business, operations or currently or formerly owned, operated or leased property of any Target Company that could lead to the imposition of any material Liens (other than Permitted Liens) under any Environmental Law or material Environmental Liabilities;

(f) No Target Company has disposed of or Released any Hazardous Substances at, on, from or under any facility currently or formerly owned, leased or operated by any of the Target Companies or any third-party site, in each case in a manner that would be reasonably likely to give rise to any material Environmental Liabilities of the Target;

(g) The Company has provided to the Purchaser all material written environmental reports, audits, assessments, liability analyses, memoranda and studies in the possession of, or conducted by, the Target Companies with respect to compliance or liabilities under Environmental Law, including all Phase I environmental site assessments; and

(h) No Target Company has agreed to assume by contract or otherwise any Environmental Liability of any other Person.

Section 3.21 Transactions with Related Persons. Except as set forth on Section 3.21 of the Company Disclosure Letter, and except for any employment Contract or Company Benefit Plan in the case of any employee, officer or director made in the ordinary course of business consistent with past practice, no Target Company is a party to any transaction or Contract with any (a) present or former executive officer or director of any of the Target Companies, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Target Companies, or (c) any Affiliate, “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing; provided that, in each case of the foregoing, excluding any transaction or Contract between or among the Company’s Subsidiaries or between or among the Company and any of its Subsidiaries. To the Knowledge of the Company, no Related Person or any Affiliate of a Related Person has, directly or indirectly, a material economic interest in any Contract with any of the Target Companies (other than such Contracts that relate to any such Person’s ownership of the Company Units or other equity interests of any Target Company as set forth on Section 3.03(a) of the Company Disclosure Letter or such Person’s employment or consulting arrangements with the Target Companies).

Section 3.22 Insurance.

(a)  Section 3.22(a) of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the business of any Target Company (excluding Company Benefit Plans) (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy). As of the date hereof, all premiums due and payable under all such insurance policies have been paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy is legal, valid and binding, and is enforceable and in full force and effect, subject, in each case, to the Enforceability Exceptions. No Target Company has any self-insurance or co-insurance programs. In the past three (3) years, no Target Company has received any written notice from, or on behalf of, any insurance carrier relating to or involving any adverse material change, notice of cancellation or

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termination, any change other than in the ordinary course of business in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Section 3.22(b) of the Company Disclosure Letter identifies each individual insurance claim in excess of $500,000 made by a Target Company in the past three (3) years. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies, taken as a whole. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer has denied coverage.

Section 3.23 Top Customers and Suppliers.

(a) Section 3.23(a) of the Company Disclosure Letter lists as of the date of this Agreement, by aggregate dollar value of the Target Companies’ business’ transaction volume with such counterparty, as applicable, for each of (i) the twelve (12) months ended on December 31, 2025 and (ii) the twelve (12) months ended on December 31, 2024, the five (5) largest customers of the Target Companies, taken as a whole (each, a “Top Customer” and collectively, the “Top Customers”). To the Knowledge of the Company, as of the date hereof, no such Top Customer has provided written notice to the Target Companies (i) of its intention to cancel or otherwise terminate, or materially reduce, its relationship with the Target Companies, taken as a whole, or (ii) that any Target Company is in material breach of the terms of any Contract to which it is a party with such Top Customer.

(b) Section 3.23(b) of the Company Disclosure Letter lists as of the date of this Agreement, by aggregate dollar value of the Target Companies’ business’ transaction volume with such counterparty, as applicable, for each of (i) the twelve (12) months ended on December 31, 2025 and (ii) the twelve (12) months ended on December 31, 2024, the ten (10) largest suppliers or manufacturers of goods or services to the Target Companies, taken as a whole (each, a “Top Supplier” and collectively, the “Top Suppliers”). To the Knowledge of the Company, as of the date hereof, no such Top Supplier has provided written notice to the Target Companies (i) of its intention to cancel or otherwise terminate, or materially reduce, its relationship with the Target Companies, taken as a whole, or (ii) that any Target Company is in material breach of the terms of any Contract to which it is a party with such Top Supplier.

(c) Except as set forth on Section 3.23(a) of the Company Disclosure Letter and Section 3.23(b) of the Company Disclosure Letter, none of the Top Customers or Top Suppliers has, as of the date of this Agreement, notified any Target Company in writing that it is in a material dispute with the Target Companies or their respective businesses.

Section 3.24 Certain Business Practices.

(a) To the Company’s Knowledge, no Target Company, nor any of their respective Representatives acting on their behalf, has offered, given, paid, promised to pay, or authorized the payment of anything of value to (i) an official or employee of a foreign or domestic Governmental Authority; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; or (iii) a candidate for foreign or domestic political office, in any such case under circumstances where such Target Company or Representative thereof knew that all or a portion of such thing of value would be offered, given or promised to an official or employee of a foreign or domestic Governmental Authority, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for a foreign or domestic political office (in each case in violation of any Anti-Bribery Law). To the Company’s Knowledge, no Target Company nor any Representative of any Target Company has conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anti-Bribery Law. To the Company’s Knowledge, no Target Company nor any Representative of any Target Company has received any written notice, request or citation from any Governmental Authority for any actual or potential noncompliance with any Anti-Bribery Law. Each Target Company has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

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(b) The operations of each Target Company are and, since April 24, 2019, have been conducted at all times in compliance with Export Controls and Sanctions, and money-laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Legal Proceeding involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) No Target Company, nor any of its directors or officers, nor, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company, is or, since April 24, 2019, has been: (i) identified on any applicable Export Controls and Sanctions-related list of designated or blocked persons (including without limitation the SDN List); (ii) otherwise the subject or target of any U.S. Export Controls and Sanctions by the U.S. government; (iii) located, organized or resident in a Sanctioned Jurisdiction; or (iv) owned, directly or indirectly, individually or in the aggregate, fifty percent (50%) or more or otherwise controlled by any of the foregoing.

(d) The Target Companies have, since April 24, 2019, maintained in place and implemented controls and systems reasonably designed to ensure compliance with Export Controls and Sanctions.

(e) No Target Company has, since April 24, 2019, directly or indirectly, knowingly used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint-venture partner or other Person, in connection with any sales or operations in a Sanctioned Jurisdiction or for the purpose of financing the activities of any Person currently the subject or target of Export Controls and Sanctions, or in any other manner that would constitute a violation of, any Export Controls and Sanctions.

(f) Except as set forth on Section 3.24(f) of the Company Disclosure Letter, to the Knowledge of the Company, no Foreign Person has been granted any DPA Triggering Rights with respect to any Target Company that, taken together with all other DPA Triggering Rights of Foreign Persons with respect to the Target Companies, would render the Transactions or the post-Closing operations of the Target Companies a “covered transaction” subject to mandatory filing requirements under the DPA, and Section 3.24(f) of the Company Disclosure Letter sets forth all such existing DPA Triggering Rights of Foreign Persons with respect to the Target Companies known to the Company, including those granted in compliance with the Company’s Organizational Documents, the Investors’ Rights Agreement and applicable Law.

Section 3.25 Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case within the meaning of the Investment Company Act of 1940, as amended.

Section 3.26 Finders and Brokers. Except as reflected on Section 3.26 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finder’s fee or other similar commission, for which any Target Company would be liable in connection with the Transactions based upon arrangements made by any Target Company or any of their Affiliates.

Section 3.27 Independent Investigation. The Target Companies have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) and assets of the Purchaser Parties, and the Company acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser Parties for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser Parties set forth in this Agreement (including the related portions of the Purchaser Disclosure Letter) and in any certificate delivered to the Company pursuant hereto; and (b) none of the Purchaser Parties nor any of their respective Representatives has made any representation or warranty as to the Purchaser Parties or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Letter) or in any certificate delivered to the Company pursuant hereto.

Section 3.28 Information Supplied. None of the information supplied or to be supplied by the Target Companies expressly for inclusion or incorporation by reference in (i) any current report on Form 8-K, and any exhibits thereto, or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents, or in the Proxy Statement/Registration Statement, or (ii) any of the Signing Press Release, the Signing Filing, the Closing

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Press Release, the Closing Filing and any other press releases or prospectus filed under Rule 425 of the Securities Act in connection with the transactions contemplated by this Agreement or any Ancillary Documents shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at (a) the time such information is filed with or furnished to the SEC (provided, that if such information is revised by any subsequently filed amendment or supplement, this clause (a) shall solely refer to the time of such subsequent revision); (b) the time the Proxy Statement/Registration Statement is declared effective by the SEC; (c) the time the Proxy Statement/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the Purchaser Shareholders; or (d) the time of the Purchaser Shareholders’ Meeting. Notwithstanding the foregoing, the Target Companies make no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its respective Affiliates.

Section 3.29 No Additional Representations or Warranties. Except as provided in this Article III, in the Ancillary Documents to which any of the Target Companies is a party, or any certificate delivered by the Company pursuant hereto or thereto, none of the Target Companies, nor any of their respective Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, has made, or is making, any representation or warranty whatsoever to the Purchaser Parties or their respective Affiliates and no such Person shall have or be deemed to have any Liability in respect of the accuracy or completeness of any information (including any forecast, projection, business plan, model, estimate, budget or forward-looking statement) furnished or made available to the Purchaser Parties or their respective Affiliates, except, in each case, in the case of fraud. Without limiting the foregoing, the Purchaser Parties acknowledge that they have made their own investigation of the Target Companies and, except as provided in this Article III, in the Ancillary Documents to which a Target Company is a party or in any certificate delivered by a Target Company pursuant hereto or thereto, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of any Target Company, the prospects (financial or otherwise) or the viability or likelihood of success of the business of any Target Company as conducted after the Closing, as contained in any materials provided by any Target Company or any of its Affiliates or any of their respective directors, officers, employees, equityholders, partners, members or representatives or otherwise. Nothing in this Section 3.29 shall (and is not intended to) limit, modify, impair or waive any of the express representations, warranties, covenants or agreements of the Target Companies set forth in this Agreement or any Ancillary Document, or any rights, claims or remedies of the Purchaser or the other Purchaser Parties in respect of any breach thereof or for fraud.

Article IV

Representations and Warranties of PubCo

Pubco represents and warrants to the Company, as of the date hereof and as of the Closing, as follows:

Section 4.01 Organization and Standing. Pubco is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Pubco has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted, which consists solely of activities related to its incorporation, the negotiation, execution and performance of this Agreement and the Ancillary Documents, the preparation of the Proxy Statement/Registration Statement and other filings or registrations made with any Governmental Authority or stock exchange in connection with the Transactions, the registration and listing of the Pubco Class A-1 Common Stock and the Pubco Warrants on Nasdaq, and any other activities directly incidental to the foregoing. Pubco has made available to the Company accurate and complete copies of its Organizational Documents as currently in effect. Pubco is not in violation of any provision of its Organizational Documents in any material respect.

Section 4.02 Authorization; Binding Agreement. Pubco has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which Pubco is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Pubco and, to the extent required, by the sole stockholder of Pubco, and no other corporate proceedings on the part of Pubco are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Pubco is a party shall be when delivered, duly and validly executed and delivered by

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Pubco and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Pubco, enforceable against Pubco in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.03 No Prior Operations; Subsidiaries. Pubco was formed solely for the purpose of consummating the Transactions and engaging in the activities contemplated by this Agreement and the Ancillary Documents, and, except for activities related to its incorporation, the negotiation, execution and performance of this Agreement and the Ancillary Documents, the preparation of the Proxy Statement/Registration Statement and other filings or registrations made with any Governmental Authority or stock exchange in connection with the Transactions, the registration and listing of the Pubco Class A-1 Common Stock and the Pubco Warrants on Nasdaq, and any other activities directly incidental to the foregoing, Pubco has not conducted, and is not conducting, any business and has not engaged, and is not engaging, in any operations. Pubco has no Subsidiaries (and does not own, directly or indirectly, any equity interests in any Person) other than (i) prior to the Merger Effective Time, Merger Sub, and (ii) from and after the Merger Effective Time, Purchaser as the surviving corporation of the Merger.

Section 4.04 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Pubco consists of 5,000 shares of common stock, par value $0.01 per share. As of the date of this Agreement, 100 shares of common stock are issued and outstanding (all of which are held by the Purchaser), and no other shares of capital stock of Pubco are issued or outstanding. All issued and outstanding shares of capital stock of Pubco (A) have been duly authorized and validly issued and are fully paid and non-assessable, (B) have been issued in compliance in all material respects with applicable securities Laws and Pubco’s Organizational Documents and (C) are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Pubco’s Organizational Documents or any Contract to which Pubco is a party (other than transfer restrictions and similar arrangements set forth in this Agreement or the Ancillary Documents). Other than as expressly contemplated by this Agreement, the Ancillary Documents and the Transactions, there are no outstanding (1) options, warrants, calls, rights, convertible or exchangeable securities, “phantom” share rights, share appreciation rights, share-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Pubco is a party or by which it is bound obligating Pubco to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Pubco capital stock, warrants, voting securities or securities convertible into or exchangeable for any equity interests of Pubco, or (2) Contracts, arrangements or undertakings of any kind to which Pubco is a party or by which it is bound obligating Pubco to issue, grant or extend any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking. Pubco has no stockholders agreements, voting trusts, registration rights, redemption rights, repurchase obligations or anti-dilution rights, in each case other than as expressly contemplated by this Agreement and the Ancillary Documents.

(b) The shares of Pubco Class A-1 Common Stock, Pubco Class A-2 Common Stock, Pubco Class B-1 Common Stock, Pubco Class B-2 Common Stock and Pubco Convertible Preferred Stock to be issued by Pubco pursuant to the Transactions (including the Merger, the Seller Contributions, the Preferred Contributions, the Seller Class B Subscription Agreement and the PIPE Subscription Agreements) and the Pubco Warrants to be issued by Pubco pursuant to the Warrant Assumption Agreement, in each case when issued in accordance with the terms of this Agreement, the Pubco Charter, the Pubco Bylaws and the applicable Ancillary Documents, will be (A) duly authorized and validly issued, fully paid and non-assessable (and, in the case of the Pubco Warrants, will, when exercised in accordance with the Warrant Agreement and the Warrant Assumption Agreement, entitle the holders thereof to acquire validly issued, fully paid and non-assessable shares of Pubco Class A-1 Common Stock), (B) issued in compliance in all material respects with applicable securities Laws and the Pubco Charter and the Pubco Bylaws and (C) free and clear of all Liens (other than Liens arising under the Pubco Charter, the Pubco Bylaws, the A&R Registration Rights Agreement, the Sponsor Lock-Up Agreement, the Seller Lock-Up Agreement or any other Ancillary Document, and restrictions on transfer under applicable securities Laws).

Section 4.05 Governmental Approvals. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no Consent of or with any Governmental Authority, on the part of Pubco is required to be obtained or made in connection with the execution, delivery or performance by Pubco of this Agreement and each Ancillary Document to which it is a party or the consummation by Pubco of the transactions contemplated hereby and thereby, other than (i) such filings as contemplated by this Agreement, (ii) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, including

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the filing of the Proxy Statement/Registration Statement and any amendments or supplements thereto, (iii) the filing of the Pubco Charter with the Secretary of State of the State of Delaware, (iv) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, (v) any filings or notifications required under any applicable Antitrust Laws or any required filings or approvals under the Defense Production Act of 1950, as amended (including Section 721 thereof), or any foreign investment, national security, sensitive technology or Export Controls and Sanctions, and (vi) where the failure to obtain or make such Consents or to make such filings or notifications would not reasonably be expected to have a Purchaser Material Adverse Effect. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, the execution and delivery by Pubco of this Agreement and each Ancillary Document to which it is a party, the consummation by Pubco of the transactions contemplated hereby and thereby, and compliance by Pubco with any of the provisions hereof and thereof, do not and will not (A) conflict with or violate any provision of Pubco’s Organizational Documents, (B) subject to obtaining the Consents from Governmental Authorities referred to in the preceding sentence and the waiting periods referred to therein having expired and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to Pubco or any of its properties or assets, or (C) violate, conflict with, or result in a breach or default under any Contract to which Pubco is a party, except, in the case of clauses (B) and (C), for any deviations that would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.06 No Liabilities; No Distributions. Other than Liabilities incurred in connection with its incorporation and the performance of this Agreement and the Ancillary Documents, Pubco has no Liabilities (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due). Pubco has not declared or paid any distribution or dividend in respect of its capital stock and has not repurchased, redeemed or otherwise acquired any of its capital stock, and the board of directors of Pubco has not authorized any of the foregoing.

Section 4.07 No Additional Representations or Warranties. Except as provided in this Article IV, in the Ancillary Documents to which Pubco is a party, or in any certificate delivered by Pubco pursuant hereto or thereto, neither Pubco nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, shareholders, partners, members or representatives, has made, or is making, any representation or warranty whatsoever to the Target Companies or their Affiliates, and no such Person shall have or be deemed to have any Liability in respect of the accuracy or completeness of any information (including any forecast, projection, business plan, model, estimate, budget or forward-looking statement) furnished or made available to the Target Companies or their Affiliates, except, in each case, in the case of fraud. Without limiting the foregoing, the Target Companies acknowledge that they have made their own investigation of Pubco and, except as provided in this Article IV, in the Ancillary Documents to which Pubco is a party, or in any certificate delivered by Pubco pursuant hereto or thereto, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Pubco, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Pubco as conducted after the Closing, as contained in any materials provided by Pubco or any of its Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise. Nothing in this Section shall (and is not intended to) limit, modify, impair or waive any of the express representations, warranties, covenants or agreements of Pubco set forth in this Agreement or any Ancillary Document, or any rights, claims or remedies of the Company or the other Target Companies in respect of any breach thereof or for fraud.

Article V

Representations and Warranties of Merger Sub

Merger Sub represents and warrants to the Company, as of the date hereof and as of the Closing, as follows:

Section 5.01 Organization and Standing. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted, which consists solely of activities related to its incorporation, the negotiation, execution and performance of this Agreement and the Ancillary Documents to which it is a party, the consummation of the Merger and any other activities directly incidental to the foregoing. Merger Sub has made available to the Company accurate and complete copies of its Organizational Documents as currently in effect. Merger Sub is not in violation of any provision of its Organizational Documents in any material respect.

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Section 5.02 Authorization; Binding Agreement. Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby (including the Merger). The execution and delivery of this Agreement and each Ancillary Document to which Merger Sub is a party and the consummation of the transactions contemplated hereby and thereby (including the Merger) have been duly and validly authorized by the board of directors of Merger Sub and by Pubco, as the sole stockholder of Merger Sub, and no other corporate proceedings on the part of Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby (including the Merger). This Agreement has been, and each Ancillary Document to which Merger Sub is a party shall be when delivered, duly and validly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

Section 5.03 No Prior Operations; Subsidiaries. Merger Sub was formed solely for the purpose of consummating the Merger and the other Transactions and engaging in the activities contemplated by this Agreement and the Ancillary Documents to which it is a party, and, except for activities related to its incorporation and the foregoing, Merger Sub has not conducted, and is not conducting, any business and has not engaged, and is not engaging, in any operations. Merger Sub has no Subsidiaries and does not own, directly or indirectly, any equity interests in any other Person.

Section 5.04 Capitalization. The authorized capital stock of Merger Sub consists solely of common stock, 5,000 shares of which 100 are, and immediately prior to the Merger Effective Time will be, issued and outstanding, all of which are, and immediately prior to the Merger Effective Time will be, owned directly by Pubco, free and clear of all Liens (other than restrictions on transfer under applicable securities Laws). All issued and outstanding shares of capital stock of Merger Sub (A) have been duly authorized and validly issued and are fully paid and non-assessable, (B) have been issued in compliance in all material respects with applicable securities Laws and Merger Sub’s Organizational Documents and (C) are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Merger Sub’s Organizational Documents or any Contract to which Merger Sub is a party. There are no outstanding options, warrants, calls, rights, convertible or exchangeable securities, commitments, Contracts, arrangements or undertakings of any kind to which Merger Sub is a party or by which it is bound obligating Merger Sub to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Merger Sub capital stock or any securities convertible into or exchangeable for any equity interests of Merger Sub.

Section 5.05 Governmental Approvals. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no Consent of or with any Governmental Authority, on the part of Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by Merger Sub of this Agreement and each Ancillary Document to which it is a party or the consummation by Merger Sub of the transactions contemplated hereby and thereby (including the Merger), other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) such filings as contemplated by this Agreement, (iii) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, (iv) any filings or notifications required under any applicable Antitrust Laws or any required filings or approvals under the Defense Production Act of 1950, as amended (including Section 721 thereof), or any foreign investment, national security, sensitive technology or Export Controls and Sanctions, and (v) where the failure to obtain or make such Consents or to make such filings or notifications would not reasonably be expected to have a Purchaser Material Adverse Effect. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, the execution and delivery by Merger Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by Merger Sub of the transactions contemplated hereby and thereby (including the Merger), and compliance by Merger Sub with any of the provisions hereof and thereof, do not and will not (A) conflict with or violate any provision of Merger Sub’s Organizational Documents, (B) subject to obtaining the Consents from Governmental Authorities referred to in the preceding sentence and the waiting periods referred to therein having expired and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to Merger Sub or any of its properties or assets, or (C) violate, conflict with, or result in a breach or default under any Contract to which Merger Sub is a party, except, in the case of clauses (B) and (C), for any deviations that would not reasonably be expected to have a Purchaser Material Adverse Effect.

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Section 5.06 No Liabilities; No Distributions. Other than Liabilities incurred in connection with its incorporation and the execution and performance of this Agreement and the Ancillary Documents to which it is a party, Merger Sub has no Liabilities (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due).

Section 5.07 No Additional Representations or Warranties. Except as provided in this Article V, in the Ancillary Documents to which Merger Sub is a party, or in any certificate delivered by Merger Sub pursuant hereto or thereto, neither Merger Sub nor any of their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, shareholders, partners, members or representatives, has made, or is making, any representation or warranty whatsoever to the Target Companies or their Affiliates, and no such Person shall have or be deemed to have any Liability in respect of the accuracy or completeness of any information (including any forecast, projection, business plan, model, estimate, budget or forward-looking statement) furnished or made available to the Target Companies or their Affiliates, except, in each case, in the case of fraud. Without limiting the foregoing, the Target Companies acknowledge that they have made their own investigation of Merger Sub and, except as provided in this Article V, in the Ancillary Documents to which Merger Sub is a party, or in any certificate delivered by Merger Sub pursuant hereto or thereto, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Merger Sub, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Merger Sub as conducted after the Closing, as contained in any materials provided by Merger Sub or any of its Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise. Nothing in this Section shall (and is not intended to) limit, modify, impair or waive any of the express representations, warranties, covenants or agreements of Merger Sub set forth in this Agreement or any Ancillary Document, or any rights, claims or remedies of the Company or the other Target Companies in respect of any breach thereof or for fraud.

Article VI

Representations and Warranties of the Purchaser

Except as set forth in (i) in the case of the Purchaser, any Purchaser SEC Reports filed or submitted on or prior to the date hereof (excluding, in each case, any disclosures contained or referenced in any “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements” or similar sections of any Purchaser SEC Report and any other disclosures that are predictive, cautionary or forward-looking in nature, in each case other than disclosures of historical fact contained therein), or (ii) the disclosure letter delivered by the Purchaser Parties to the Company (the “Purchaser Disclosure Letter”) on the date of this Agreement, each Purchaser Party represents and warrants to the Company, as of the date hereof and as of the Closing, as follows:

Section 6.01 Organization and Standing. The Purchaser is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. The Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted, which consists solely of activities related to its formation, the IPO (and the related private placement), public reporting, the search for, and negotiation, execution and consummation of, an initial business combination (including the Transactions and matters relating thereto) and activities directly related to the foregoing. The Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Purchaser Material Adverse Effect or can be cured without material cost or expense. The Purchaser has heretofore made available to the Company accurate and complete copies of the Purchaser Organizational Documents as currently in effect. The Purchaser is not in violation of any provision of the Purchaser Organizational Documents in any material respect. The Purchaser has no Subsidiaries and does not own, directly or indirectly, any equity interests in any Person other than the other Purchaser Parties.

Section 6.02 Authorization; Binding Agreement. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Purchaser’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby (including the Domestication and the Closing Transactions), subject only to obtaining the Purchaser Shareholder Approval and the filings and approvals required to effect the Domestication under the Cayman Companies Act and the DGCL. The execution and delivery of this Agreement and each Ancillary Document to which the Purchaser is a party and the consummation of the transactions contemplated hereby and thereby (including the Domestication and the

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Closing Transactions) (a) have been duly and validly authorized by the board of directors of the Purchaser, which has (i) determined that this Agreement, the Ancillary Documents to which the Purchaser is a party and the Transactions are advisable, fair to and in the best interests of the Purchaser and its shareholders, (ii) approved this Agreement, the Ancillary Documents to which the Purchaser is a party and the Transactions, and (iii) resolved to recommend that the Purchaser Shareholders approve this Agreement and the Transactions to the extent the Purchaser Shareholder Approvals are required, and (b) other than the Purchaser Shareholder Approval and the filings and approvals required to effect the Domestication and the Merger, no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Purchaser is a party shall be when delivered, duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

Section 6.03 Governmental Approvals. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no Consent of or with any Governmental Authority, on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser of the transactions contemplated hereby and thereby, other than (a) such filings as contemplated by this Agreement (including with the Cayman Registrar in respect of the Domestication), (b) any filings required with Nasdaq or the SEC with respect to the Transactions, including the filing of the Proxy Statement/Registration Statement and any amendments or supplements thereto and any filings required in connection with the Purchaser Shareholders’ Meeting, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (d) where the failure to obtain or make such Consents or to make such filings or notifications would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 6.04 Non-Contravention. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, the execution and delivery by the Purchaser of this Agreement and each Ancillary Document to which it is a party, the consummation by the Purchaser of the transactions contemplated hereby and thereby (including the Domestication and the Closing Transactions), and compliance by the Purchaser with any of the provisions hereof and thereof, do not and will not (a) conflict with or violate any provision of the Purchaser Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 6.03 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of the Purchaser, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 6.05 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of the Purchaser is $55,500 divided into (i) 500,000,000 Purchaser Class A Ordinary Shares, of which 25,300,000 are issued and outstanding (all of which were issued in the IPO and are held by the Purchaser Public Shareholders), (ii) 50,000,000 Purchaser Class B Ordinary Shares, of which 8,433,333 are issued and outstanding (all of which are held by the Sponsor and constitute

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Founder Shares), and (iii) 5,000,000 Purchaser Preference Shares, of which no shares are issued and outstanding. All outstanding Purchaser Ordinary Shares (A) are duly authorized, validly issued, fully paid and non-assessable, (B) have been issued in compliance in all material respects with applicable securities Laws and the Purchaser Organizational Documents and (C) are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, the Purchaser Organizational Documents or any Contract to which the Purchaser is a party.

(b) Each Purchaser Unit issued in the IPO consists of one Purchaser Class A Ordinary Share and one-third of one Purchaser Public Warrant. Subject to the terms and conditions of the Warrant Agreement, in connection with the Domestication, the Cayman Purchaser Warrants will be converted into Domesticated Purchaser Warrants, each of which will be exercisable, on the terms set forth in the Warrant Agreement, for one share of Domesticated Purchaser Class A Common Stock at an exercise price of $11.50 per share, subject to adjustment. As of the date of this Agreement, 8,433,333 Purchaser Public Warrants and 7,400,000 Purchaser Private Placement Warrants are issued and outstanding (with 5,000,000 of such Purchaser Private Placement Warrants held by the Sponsor and 2,400,000 held by the IPO Underwriter). All outstanding Cayman Purchaser Warrants are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, Purchaser Organizational Documents or any Contract to which the Purchaser is a party. None of the outstanding Cayman Purchaser Warrants have been issued in violation of any applicable securities Laws. Other than the Cayman Purchaser Warrants and as set forth in Section 6.05(b) of the Purchaser Disclosure Letter, there are no outstanding commitments, Contracts, arrangements or undertakings of any kind to which the Purchaser is a party or by which it is bound obligating the Purchaser to issue, deliver or sell, or cause to be issued, delivered or sold, additional Purchaser Ordinary Shares, Purchaser Preference Shares, warrants, voting securities or securities convertible into or exchangeable for any equity interests of the Purchaser.

(c) Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser to repurchase, redeem or otherwise acquire any shares of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Section 6.05(c) of the Purchaser Disclosure Letter or contained in the Sponsor Support Agreement, there are no shareholders agreements, voting trusts, registration rights, redemption rights, repurchase obligations, anti-dilution rights or other agreements or understandings to which the Purchaser is a party with respect to the voting, transfer, redemption, conversion or registration of any equity securities of the Purchaser. Pursuant to the Sponsor Support Agreement, the Sponsor has waived, in connection with the Closing, any anti-dilution adjustment, conversion-ratio adjustment or similar right under the Purchaser Organizational Documents in respect of the Founder Shares.

(d) All Indebtedness of the Purchaser as of the date of this Agreement is disclosed on Section 6.05(d) of the Purchaser Disclosure Letter. No Indebtedness of the Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Purchaser or (iii) the ability of the Purchaser to grant any Lien on its properties or assets.

(e) Since the date of incorporation of the Purchaser, and except as contemplated by this Agreement, the Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the Purchaser’s board of directors has not authorized any of the foregoing.

Section 6.06 SEC Filings and Purchaser Financials; Internal Controls.

(a) The Purchaser has, since the IPO, filed all forms, reports, schedules, statements and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “Purchaser SEC Reports”), and will have filed all such forms, reports, schedules, statements and other documents (except for the Proxy Statement/Registration Statement and any other forms, reports, schedules, statements and other documents filed or furnished with respect to the transactions contemplated by this Agreement or any Ancillary Documents) required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional Purchaser SEC Reports”). All of the Purchaser SEC Reports, Additional Purchaser SEC Reports, any correspondence from or to the SEC or the Nasdaq Stock Market (“Nasdaq”) (other than such correspondence in connection with the IPO of the Purchaser) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14

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under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Public Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. The Purchaser SEC Reports were, and the Additional Purchaser SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Purchaser SEC Reports did not, and the Additional Purchaser SEC Reports will not, at the time they were or are filed (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each director and executive officer of Purchaser has filed with the SEC on a timely basis all statements required with respect to Purchaser by Section 16(a) of the Exchange Act and the rules and regulations thereunder. The Public Certifications are, or will be, each true and correct as of their respective dates of filing. As used in this Section 6.06, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq.

(b) The financial statements and notes contained or incorporated by reference in the Purchaser SEC Reports fairly present, and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Purchaser SEC Reports will fairly present, the financial condition and the results of operations, changes in shareholders’ equity and cash flows of the Purchaser as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable.

(c) The Purchaser has no off-balance sheet arrangements that are not disclosed in the Purchaser SEC Reports. No financial statements other than those of the Purchaser are required by GAAP to be included in the consolidated financial statements of the Purchaser.

(d) The issued and outstanding Cayman Purchaser Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “IPFXU.” The issued and outstanding Purchaser Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “IPFX.” The issued and outstanding Purchaser Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “IPFXW.” The Purchaser is a listed company in good standing with Nasdaq and, since the consummation of the IPO, Purchaser has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. There is no action or proceeding pending or, to the Knowledge of the Purchaser, threatened in writing against the Purchaser by Nasdaq or the SEC with respect to any intention by such entity to deregister the Cayman Purchaser Units, the Purchaser Class A Ordinary Shares or the Purchaser Public Warrants or terminate the listing of the Purchaser on Nasdaq. Except in connection with the transactions contemplated by this Agreement or any of the Ancillary Documents, none of the Purchaser or any of its Affiliates has taken any action in an attempt to terminate the registration of the Cayman Purchaser Units, the Purchaser Class A Ordinary Shares or Purchaser Public Warrants under the Exchange Act.

(e) Except as not required in reliance on exemptions from various reporting requirements by virtue of Purchaser’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Purchaser has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Purchaser is made known to Purchaser’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Purchaser’s principal executive officer and principal financial officer to material information required to be included in Purchaser’s periodic reports required under the Exchange Act. Since the consummation of the IPO, Purchaser has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Purchaser’s financial reporting and the preparation of the financial statements included in the Purchaser SEC Reports for external purposes in accordance with GAAP.

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Section 6.07 Absence of Certain Changes. As of the date of this Agreement, the Purchaser has, since the date of its incorporation, (a) conducted no business other than its incorporation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities and (b) not been subject to a Purchaser Material Adverse Effect.

Section 6.08 Undisclosed Liabilities. Except for any fees and expenses payable by Purchaser as a result of or in connection with the consummation of the Transactions, there is no liability, debt or obligation of or claim or judgment against Purchaser (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in the Purchaser SEC Reports, (ii) that have arisen since the date of the most recent balance sheet included in the Purchaser SEC Reports in the ordinary course of business of Purchaser, (iii)_incurred in connection with the Transactions, or (iv) which would not be, or would not reasonably be expected to be, material to Purchaser.

Section 6.09 Compliance with Laws. The Purchaser is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Purchaser Material Adverse Effect, and the Purchaser has not received written notice alleging any violation of applicable Law in any material respect by the Purchaser.

Section 6.10 Legal Proceedings; Orders; Permits. There is no pending or, to the Knowledge of the Purchaser, threatened Legal Proceeding to which the Purchaser is subject that would reasonably be expected to have a Purchaser Material Adverse Effect. There is no material Legal Proceeding that the Purchaser has pending against any other Person. The Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 6.11 Taxes and Returns.

(a) The Purchaser (i) has timely filed, or caused to be timely filed, all Income Tax and other material Tax Returns required to be filed by it (taking into account all valid extensions of time to file), and all such Tax Returns are accurate and complete in all material respects, and (ii) has timely paid, collected, withheld or remitted, or caused to be timely paid, collected, withheld or remitted, all Income Taxes and other material Taxes required to be paid, collected, withheld or remitted, whether or not such Taxes are shown as due and payable on any Tax Return, and (iii) has properly accrued, consistent with the past practices of the Purchaser, all material Taxes not yet due and payable for any taxable period or portion thereof ending on or before the Closing Date.

(b) There is no Legal Proceeding currently pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by a Governmental Authority in a jurisdiction where Purchaser does not file Tax Returns that it is or may be subject to Tax or required to file a Tax Return in that jurisdiction, and the Purchaser has not received any written notice from any Governmental Authority asserting that it is or may be subject to Tax or required to file a Tax Return in any such jurisdiction.

(c) There are no audits, examinations, investigations or other proceedings pending against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claims or assessments against the Purchaser.

(d) There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens.

(e) The Purchaser has not requested or consented to any waivers or extensions of any applicable statute of limitations for the collection or assessment of any Taxes, which waiver or extension (or request thereof) is outstanding or pending.

(f) The Purchaser will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing

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Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law) or the use of an improper method of accounting on or prior to the Closing Date; (iii) any prepaid amounts received or deferred revenue realized or received on or prior to the Closing Date; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) occurring on or prior to the Closing Date; or (v) any “closing agreement” pursuant to Section 7121 of the Code or any similar agreement or arrangement with a Governmental Authority relating to Taxes entered into on or prior to the Closing Date.

(g) The Purchaser has not participated in or been a party to any “reportable transaction,” as defined in Treasury Regulations Section 1.6011-4 (or any similar or corresponding provision of state, local or foreign Law).

(h) The Purchaser has not been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes. The Purchaser does not have any Liability or potential Liability for the Taxes of another Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor, or (iii) by Contract, indemnity or otherwise (excluding customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). The Purchaser is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on the Purchaser with respect to any period (or portion thereof) following the Closing Date.

(i) The Purchaser has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(j) The Purchaser does not have a permanent establishment in any country other than its jurisdiction of formation, and has not engaged in a trade or business in any country other than its jurisdiction of formation that subjected it to Tax in such country.

(k) To the Purchaser’s knowledge, no Purchaser Shareholder (or any person or entity acting on behalf of a Purchaser Shareholder) has entered into any agreement or other arrangement that is or could reasonably be expected to be treated as (or pursuant to the terms of any such agreement or other arrangement could reasonably be expected to result in), for U.S. federal income tax purposes, a sale or exchange or other disposition of the Pubco Class A-1 Common Stock or the Pubco Convertible Preferred Stock after the Closing.

(l) The Purchaser has not knowingly taken any action, nor is it aware of any fact or circumstance, that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments.

Section 6.12 Properties. The Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property.

Section 6.13 Investment Company Act. The Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended. Purchaser constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 6.14 Trust Account. As of the IPO closing on March 30, 2026, an aggregate amount of $253,000,000 (which amount included $12,045,000 of deferred underwriting discount) was deposited in a trust account established for the benefit of the Purchaser’s Public Shareholders and certain other Persons (the “Trust Account”), and as of the date of this Agreement the funds in the Trust Account are held in cash or invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, in each case pursuant to the Investment Management Trust Agreement, dated as of March 26, 2026, by and between Purchaser and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Purchaser SEC Reports to be inaccurate. Prior to the Closing, none of the funds held in the Trust Account may be released other than as set forth in the Trust Agreement. The Trust Agreement has not been amended or modified, is a valid and binding obligation of the Purchaser,

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is in full force and effect and is enforceable against Purchaser and, to the Knowledge of Purchaser, the Trustee in accordance with its terms, subject to the Enforceability Exceptions. There are no claims or proceedings pending or, to the Knowledge of Purchaser, threatened with respect to the Trust Account. Purchaser has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. Since the IPO, the funds held in the Trust Account have been invested in compliance with the Trust Agreement and applicable Law. As of the Closing, the obligations of Purchaser to dissolve or liquidate pursuant to Purchaser Organizational Documents shall terminate, and as of the Closing, Purchaser shall have no obligation whatsoever pursuant to Purchaser Organizational Documents to dissolve and liquidate the assets of Purchaser by reason of the consummation of the Transactions. To Purchaser’s Knowledge, as of the date hereof, following the Closing, no Purchaser Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Purchaser Shareholder is exercising its option to redeem Domesticated Purchaser Class A Common Stock in connection with the Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, the Purchaser does not have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or that funds available in the Trust Account will not be available to Purchaser on the Closing Date.

Section 6.15 Finders and Brokers. Except as set forth on Section 6.15 of the Purchaser Disclosure Letter, no broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finder’s fee or other similar commission, for which any Purchaser Party (or Sponsor on behalf of a Purchaser Party) would be liable in connection with the Transactions based upon arrangements made by any Purchaser Party or any of their Affiliates.

Section 6.16 Certain Business Practices.

(a) To the Purchaser’s Knowledge, neither the Purchaser nor any of the Representatives of Purchaser acting on behalf of Purchaser, has offered, given, paid, promised to pay, or authorized the payment of anything of value to (i) an official or employee of a foreign or domestic Governmental Authority; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; or (iii) a candidate for foreign or domestic political office, in any such case under circumstances in which the Purchaser or Representative thereof knew that all or a portion of such thing of value would be offered, given, or promised to an official or employee of a foreign or domestic Governmental Authority, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for a foreign or domestic political office, in each case in violation of any Anti-Bribery Law. To the Purchaser’s Knowledge, neither the Purchaser nor any Representative thereof has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anti-Bribery Law. To the Purchaser’s Knowledge, neither the Purchaser nor any Representative thereof has received any written notice, request, or citation from any Governmental Authority for any actual or potential noncompliance with any Anti-Bribery Law. The Purchaser has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(b) The operations of the Purchaser are and have been conducted at all times in material compliance with Export Controls and Sanctions, and money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Legal Proceeding involving the Purchaser with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c) None of the Purchaser nor any of its directors or officers nor, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser is or has been: (i) identified on any applicable sanctions-related list of designated or blocked persons (including without limitation the Specially Designated Nationals and Blocked Persons List (“SDN List”) maintained by the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”)), (ii) otherwise the subject or target of any U.S. sanctions administered by OFAC, (iii) located, organized or resident in any country or territory that is the subject of comprehensive economic sanctions maintained by OFAC (as of the date of this Agreement, Cuba, Iran, North Korea, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine) (each a “Sanctioned Jurisdiction”), or (iv) owned, directly or indirectly, individually or in the aggregate, 50% or more or otherwise controlled by any of the foregoing.

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(d) Neither the Purchaser nor, to the Knowledge of the Purchaser, the Sponsor is a “foreign person” or a “foreign entity,” in each case as defined in 31 C.F.R. Part 800 promulgated under Section 721 of the Defense Production Act of 1950, as amended. As of the date of this Agreement, neither the Purchaser nor, to the Knowledge of the Purchaser, the Sponsor has agreed, to grant, in connection with the Transactions, any “DPA Triggering Rights” that would constitute a “covered transaction” subject to mandatory CFIUS jurisdiction.

Section 6.17 Insurance. Section 6.17 of the Purchaser Disclosure Letter lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser or relating to the Purchaser or their business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser. The Purchaser has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Purchaser Material Adverse Effect.

Section 6.18 Information Supplied. None of the information supplied or to be supplied by any Purchaser Party expressly for inclusion or incorporation by reference in (i) any current report on Form 8-K, and any exhibits thereto, or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents, or in the Proxy Statement/Registration Statement, or (ii) any of the Signing Press Release, the Signing Filing, the Closing Press Release, the Closing Filing and any other press releases or prospectuses filed under Rule 425 of the Securities Act in connection with the transactions contemplated by this Agreement or any Ancillary Document, shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at (a) the time such information is filed with or furnished to the SEC (provided, that if such information is revised by any subsequently filed amendment or supplement, this clause (a) shall solely refer to the time of such subsequent revision); (b) the time the Proxy Statement/Registration Statement is declared effective by the SEC; (c) the time the Proxy Statement/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the Purchaser Shareholders; or (d) the time of the Purchaser Shareholders’ Meeting. Notwithstanding the foregoing, no Purchaser Party makes any representation, warranty or covenant with respect to any information supplied by or on behalf of the Target Companies or their respective Affiliates.

Section 6.19 Independent Investigation. The Purchaser Parties have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Companies, and acknowledge that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. Each Purchaser Party acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Letter) and in any certificate delivered to Purchaser pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) neither the Company nor its Representatives have made any representation or warranty as to the Target Companies or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Letter) or in any certificate delivered to Purchaser pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.

Section 6.20 Employees; Benefit Plans. Purchaser has never had any employees and Purchaser has no unsatisfied material liability with respect to any employee. Purchaser does not currently maintain or have any direct liability under any benefit plan.

Section 6.21 Section 280G. Neither the execution and delivery of this Agreement nor the consummation of the Transactions contemplated hereby or by the Ancillary Documents shall, either alone or in connection with any other event(s), result in the payment of any amount to any current or former employee, officer, director or independent contractor of Purchaser or other Person that could individually or in the aggregate, or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

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Section 6.22 CFIUS Foreign Person Status. The Purchaser is not a “foreign person” and is not controlled by a “foreign person,” as those terms are defined in Section 721 of the DPA. The Purchaser does not permit any “foreign person” (as defined in the DPA) affiliated with the Purchaser, whether affiliated as a limited partner or equivalent, to obtain through the Purchaser as a result of that foreign person’s investment any of the following with respect to the Company: (i) access to any “material nonpublic technical information” (as defined in the DPA) in the possession of the Company; (ii) membership or observer rights on the Board of Directors or equivalent governing body of the Company or the right to nominate an individual to a position on the Board of Directors or equivalent governing body of the Company; (iii) any “involvement,” other than through the voting of shares, in the “substantive decision-making” of the Company (as defined in the DPA) regarding (x) the use, development, acquisition, or release of any “critical technology” (as defined in the DPA), (y) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in the DPA); or (iv) “control” of the Company (as defined in the DPA).

Section 6.23 No Additional Representations or Warranties. Except as provided in this Article VI, in the Ancillary Documents to which Purchaser or the Sponsor is a party, or in any certificate delivered by Purchaser pursuant hereto or thereto, none of the Purchaser, the Sponsor or any of their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, shareholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Target Companies or their Affiliates, and no such Person shall have or be deemed to have any Liability in respect of the accuracy or completeness of any information (including any forecast, projection, business plan, model, estimate, budget or forward-looking statement) furnished or made available to the Target Companies or their Affiliates, except, in each case, in the case of fraud. Without limiting the foregoing, the Target Companies acknowledge that they have made their own investigation of the Purchaser and, except as provided in this Article VI, in the Ancillary Documents to which any Purchaser or the Sponsor is a party, or in any certificate delivered by Purchaser pursuant hereto or thereto, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Purchaser, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Purchaser as conducted after the Closing, as contained in any materials provided by Purchaser or any of its Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise. Nothing in this Section 6.23 shall (and is not intended to) limit, modify, impair or waive any of the express representations, warranties, covenants or agreements of the Purchaser set forth in this Agreement or any Ancillary Document, or any rights, claims or remedies of the Company or the other Target Companies in respect of any breach thereof or for fraud.

Article VII

Covenants

Section 7.01 Access and Information; Cooperation.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 9.01 or the Closing (the “Interim Period”), subject to Section 7.16, the Company shall give, and shall cause the Target Companies and its and their respective Representatives to give, the Purchaser Parties and their respective Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all officers, managers, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information, of or pertaining to the Target Companies as any Purchaser Party or any of their respective Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects, and cause each of the Company’s Representatives to reasonably cooperate with the Purchaser Parties and their respective Representatives in their investigation; provided, however, that the Purchaser Parties and their respective Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies. Notwithstanding the foregoing, the Company shall not be required to provide, or cause to be provided, to any Purchaser Party or any of their respective Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Company is subject, (B) result in the disclosure of any trade secret of third party in breach of any Contract with such third party, (C) violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy, (D) jeopardize the protection of the attorney-client privilege, the attorney work-product doctrine or any

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similar protection or doctrine, (E) constitute the disclosure of, or grant access to, classified information, controlled unclassified information or export-controlled information in violation of applicable Law or (F) result in the grant of any DPA Triggering Rights to a Foreign Person or materially compromise any Government Contract or Government Bid (provided, in the case of each of clauses (A) through (F), that the Company shall use commercially reasonable efforts to provide such access or information through redaction, clean-room, outside-counsel-only or summary-form arrangements or in such other manner as does not violate such privilege, doctrine, Contract, obligation or Law), or (ii) if the Company, on the one hand, and any Purchaser Party or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto. The access referenced in this Section 7.01(a) shall include the right for the Purchaser Parties and their respective Representatives to perform Phase I environmental site assessments at the real property currently leased or operated by the Target Companies and otherwise take reasonable measures to assess the Target Companies’ compliance with all Environmental Laws; provided, that (x) such assessments shall be coordinated in advance with the Company and conducted in a manner that does not unreasonably interfere with the business or operations of the Target Companies, and (y) all costs and expenses of such assessments shall be borne by the Purchaser Parties and shall not be included in or count towards the Purchaser Expense Cap. The Company shall not be obligated under this Section 7.01(a) to permit any Purchaser Party or any of their respective Representatives to conduct any invasive, intrusive or subsurface sampling or testing of any media at the properties of any of the Target Companies.

(b) During the Interim Period, subject to Section 7.16, each of the Purchaser Parties shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all officers, directors, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information, of or pertaining to such Purchaser Party, as the Company or its Representatives may reasonably request regarding such Purchaser Party and its business, assets, Liabilities, financial condition, prospects, operations, management, directors, officers and other aspects, and cause each of such Purchaser Party’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of any Purchaser Party. Notwithstanding the foregoing, no Purchaser Party shall be required to provide, or cause to be provided, to the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which such Purchaser Party is subject, (B) violate any legally-binding obligation of such Purchaser Party with respect to confidentiality, non-disclosure or privacy or (C) jeopardize the protection of the attorney-client privilege, the attorney work-product doctrine or any similar protection or doctrine (provided, in the case of each of clauses (A) through (C), that such Purchaser Party shall use commercially reasonable efforts to provide such access or information in such other manner as does not violate such privilege, doctrine, Contract, obligation or Law), or (ii) if such Purchaser Party, on the one hand, and the Company or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto.

(c) During the Interim Period, each of the Company, the Purchaser Parties shall, and shall cause their respective Representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the Parties mutually agree to seek in connection with the Transactions (including in connection with the PIPE Investment), including (i) by providing such information and assistance as the other Party may reasonably request, (ii) granting such access to the other Party and its Representatives as may be reasonably necessary for their due diligence and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with respect to such financing efforts (including direct contact between senior management and other Representatives of the Company at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, the Purchaser Parties or their respective Representatives, and shall be subject to the limitations set forth in Section 7.01(a).

Section 7.02 Conduct of Business of the Company.

(a) During the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law, as set forth on Section 7.02 of the Company Disclosure Letter or as consented to in writing by the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause its Subsidiaries to, (i) conduct its and their respective businesses, in all material respects, in the ordinary course of

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business, (ii) comply in all material respects with all Laws applicable to the Target Companies and their respective businesses, assets and employees, and (iii) take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations.

(b) Without limiting the generality of Section 7.02(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including the Recapitalization), as required by applicable Law or as set forth on Section 7.02 of the Company Disclosure Letter, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its membership interests or other equity securities of any class, including the Incentive Units, the Management Incentive Units, the UARs and the Company Warrants, and any other equity-based or equity-linked awards, or engage in any hedging transaction with a third Person with respect to such securities, except (A) in compliance with existing Company Benefit Plans (including the Management Incentive Plan and the UAR Plan) or any Contract (including any warrant or profits interest award) outstanding as of the date hereof and disclosed in writing to the Purchaser, (B) ordinary-course employee or service-provider equity grants in accordance with existing Company Benefit Plans (including (x) the issuance by the Company of Incentive Units to Quantum Space Management, LLC in connection with, and for the purpose of, the issuance by Quantum Space Management, LLC of Management Incentive Units to Service Providers pursuant to the Management Incentive Plan and (y) the issuance by Quantum Space Management, LLC of Management Incentive Units to Service Providers pursuant to the Management Incentive Plan), or (C) any sale, transfer, assignment, distribution or other disposition by Phase Four, Inc. or Prime Movers of equity interests in the Company or any Target Company to any Person, in each case (w) effected in compliance with the Company’s Organizational Documents, the Investors’ Rights Agreement, the Member Support Agreement, any applicable lock-up, transfer restriction, right of first refusal, right of first offer or co-sale provision and applicable Law, (x) that does not involve any new issuance of equity interests, equity-linked interests, options, warrants, profits interests, Incentive Units, Management Incentive Units, UARs or other securities by any Target Company (other than the issuances described in clause (B) above), (y) that is conditioned upon, and accompanied by, the joinder by the transferee to the Member Support Agreement and other related agreements as the Company may reasonably require, and (z) that does not impair, delay, interfere with or prevent the Transactions, including the Recapitalization and obtaining of the Requisite Member Approval;

(iii) split, combine, recapitalize or reclassify any of its membership interests or other equity interests, or issue any other securities in respect thereof, or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities, except (x) with respect to the Recapitalization or (y) for distributions to holders of equity interests in any Target Company that is treated as a partnership or other pass-through entity for U.S. federal, and applicable state and local, Income Tax purposes as necessary to enable such holders to timely pay their income Taxes, including estimated Income Taxes, attributable to their ownership of such Target Company, in each case as expressly contemplated by, and not in excess of the amounts contemplated by, the Company LLC Agreement;

(iv) allow the aggregate Indebtedness of the Target Companies to exceed an amount equal to the sum of $5,000,000;

(v) except as otherwise required by Law or by any Company Benefit Plan, (i) grant any severance, retention, change-in-control or termination or similar pay, (ii) terminate, adopt, enter into or materially amend or grant any new awards (other than grants made in the ordinary course of business consistent with past practices) under any Company Benefit Plan or any plan, policy, practice, program, agreement or other arrangement that would be deemed a Company Benefit Plan as of the date hereof, (iii) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except for such increases to any such individuals who are not directors or officers of the Target Companies made in the ordinary course of business consistent with past practice, (iv) take any action to amend or waive any performance or vesting criteria, or to accelerate

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the time of payment or vesting of any compensation or benefit payable by the Company or any of its Subsidiaries, (v) hire or engage any new employee or independent contractor if such new employee or independent contractor will receive annual base compensation in excess of $250,000, other than in the ordinary course of business consistent with past practice, (vi) terminate the employment or engagement, other than for cause, death or disability, of any employee or independent contractor with annual base compensation in excess of $250,000, (vii) waive any restrictive covenants applicable to any current or former employee or independent contractor, or (viii) plan, announce, implement or effect any reduction in force, lay-off, furlough, early-retirement program, severance program or other program or effort concerning the termination of a group of employees of the Target Companies (other than individual employee terminations for cause permitted under prong (vi) of this clause (v));

(vi) enter into or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable Law, or recognize or certify any labor union, labor organization or group of employees of the Target Companies as the bargaining representative for any employees of the Target Companies;

(vii) (A) make, change or rescind any material election relating to Taxes, (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other Legal Proceeding relating to material Taxes, (C) file any amended Income Tax or other material Tax Return, (D) surrender or allow to expire any right to claim a refund of material Taxes, (E) change (or request to change) any method of accounting for Tax purposes, (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to the Target Companies, or (G) enter into any “closing agreement” as described in Section 7121 of the Code or any similar agreement or arrangement with any Governmental Authority, in each case except as required by applicable Law;

(viii) knowingly take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede any relevant portion of the Transactions from qualifying for its respective Intended Tax Treatment;

(ix) (A) transfer, sell, assign, license, sublicense, convey, covenant not to assert, pledge, encumber or subject to a Lien (other than a Permitted Lien), cancel, fail to maintain, prosecute or defend, abandon, let lapse, allow to lapse or otherwise dispose of any right, title or interest of any Target Company in or to any Owned Intellectual Property material to any of the businesses of the Target Companies (other than (x) non-exclusive licenses of Owned Intellectual Property granted to customers or service providers in the ordinary course of business consistent with past practice, or (y) abandoning, allowing to lapse, failing to preserve or otherwise disposing of immaterial Owned Intellectual Property registrations or applications that the Target Companies, in the exercise of their good-faith business judgment, have determined to abandon, allow to lapse, fail to preserve or otherwise dispose of), (B) disclose, divulge, furnish to or make accessible to any Person who has not entered into a valid and enforceable confidentiality agreement (substantially on the Company’s standard forms made available to the Purchaser and without any material exceptions or modifications thereto) sufficiently protecting the confidentiality of and the Target Companies’ rights in any material Trade Secrets constituting Owned Intellectual Property, or (C) include, incorporate or embed in or link to any Open Source Software in a manner that may require any Target Company to take a Copyleft Action;

(x) terminate or assign any Company Material Contract or enter into any Contract that would be a Company Material Contract, in each case outside of the ordinary course of business consistent with past practice;

(xi) establish any Subsidiary or enter into any new line of business;

(xii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect, or terminate without replacement or amend in a manner materially detrimental to the Target Companies, taken as a whole, any material insurance policy insuring the Target Companies;

(xiii) make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or changes that are made in accordance with PCAOB standards;

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(xiv) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $250,000 (individually or in the aggregate);

(xv) effect any layoff or other personnel reduction or change at any of its facilities;

(xvi) acquire, including by merger, consolidation, acquisition of equity interests or assets or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice, except pursuant to any Contract in existence as of the date hereof which has been disclosed in writing to the Purchaser;

(xvii) make capital expenditures outside of the ordinary course of business consistent with past practice in excess of $500,000 individually for any project or $1,000,000 in the aggregate;

(xviii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xix) voluntarily incur Liabilities or obligations (whether absolute, accrued, contingent or otherwise) in excess of $1,000,000 in the aggregate, other than pursuant to the terms of a Company Material Contract or Company Benefit Plan, in any case outside of the ordinary course of business, taking into account the anticipated growth in the Target Companies’ businesses;

(xx) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of, any material portion of its tangible properties, assets or rights;

(xxi) enter into any written agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xxii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement or that would impede the Transactions;

(xxiii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses provided in the ordinary course of business consistent with past practice);

(xxiv) (i) limit the right of any Target Company to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person, or (ii) grant any exclusive or similar rights to any Person, in each case except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary-course operation of the business of the Target Companies;

(xxv) grant any DPA Triggering Rights to any Foreign Person, or knowingly take any action that would cause the Transactions or the post-Closing operations of the Target Companies to require a mandatory CFIUS or other mandatory foreign-investment, Export Controls and Sanctions or national-security filing (other than filings required to consummate the Transactions themselves), in each case except (A) as disclosed in writing to, and consented to in advance in writing by, the Purchaser, (B) subject to any required approval of the Committee on Foreign Investment in the United States or other applicable Governmental Authority, and (C) only if the grant, action or filing is not reasonably expected to prevent, materially delay or materially impair the Transactions; or

(xxvi) authorize or agree to do any of the foregoing actions.

Section 7.03  Conduct of Business of the Purchaser.

(a)  During the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law, as set forth on Section 7.03 of the Purchaser Disclosure Letter or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), each

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of the Purchaser Parties shall (i) conduct its business, in all material respects, in the ordinary course of business (it being acknowledged that, prior to the Closing, none of Pubco and Merger Sub will have conducted any business other than activities contemplated by this Agreement or the Ancillary Documents and activities incidental to its formation, capitalization and existence), (ii) comply in all material respects with all Laws applicable to such Purchaser Party and its business, assets and employees, and (iii) take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organization. Notwithstanding anything to the contrary in this Section 7.03, nothing in this Agreement shall prohibit or restrict the Purchaser from extending, in accordance with the Purchaser Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), by way of an amendment to the Purchaser Organizational Documents, or making any payments to the Trust Account in connection therewith, and no consent of any other Party shall be required in connection therewith.

(b) Without limiting the generality of Section 7.03(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents, as required by applicable Law or as set forth on Section 7.03 of the Purchaser Disclosure Letter, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), no Purchaser Party shall:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class, and any other equity-based or equity-linked awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests, or issue any other securities in respect thereof, or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this clause (iv) shall not prevent the Purchaser from borrowing funds necessary to finance its ordinary-course administrative costs and expenses and expenses incurred in connection with the consummation of the Transactions (including the PIPE Investment), up to aggregate additional Indebtedness during the Interim Period of $1,000,000);

(v) (A) make, change or rescind any material election relating to Taxes, (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other Legal Proceeding relating to material Taxes, (C) file any amended Income Tax or other material Tax Return, (D) surrender or allow to expire any right to claim a refund of material Taxes, (E) change (or request to change) any method of accounting for Tax purposes, (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to such Purchaser Party, or (G) enter into any “closing agreement” as described in Section 7121 of the Code or any similar agreement or arrangement with any Governmental Authority, in each case except as required by applicable Law;

(vi) knowingly take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede any relevant portion of the Transactions from qualifying for its respective Intended Tax Treatment;

(vii) amend, waive or otherwise change the Trust Agreement in any manner;

(viii) terminate, waive or assign any material right under any material Contract of such Purchaser Party;

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(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or PCAOB standards;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such Purchaser Party or its Affiliates) not in excess of $500,000 (individually or in the aggregate);

(xiv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xv) make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding, for the avoidance of doubt, the incurrence of any expenses);

(xvi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xvii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate (excluding the incurrence of any expenses), other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 7.03 during the Interim Period;

(xviii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of, any material portion of its tangible properties, assets or rights;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xx) grant or establish any form of compensation or benefits to any current or former employee, officer, director, individual independent contractor or other individual service provider of the Purchaser;

(xxi) incur, agree to pay, accelerate, modify, amend, defer or waive any Purchaser Transaction Costs, deferred underwriting commission, advisory fee, placement fee, sponsor reimbursement, working capital loan or other Liability in any manner that would cause the Minimum Cash Condition to fail to be satisfied; or

(xxii) authorize or agree to do any of the foregoing actions.

Section 7.04 Annual and Interim Financial Statements.

(a) To the extent not already delivered, as soon as reasonably practicable following the date of this Agreement (and in any event by September 30, 2026), the Company shall deliver to the Purchaser audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Target Companies as of and for the years ended December 31, 2025 and December 31, 2024, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (collectively, the “PCAOB Financial Statements”); provided, that upon delivery of such PCAOB Financial Statements, such financial statements shall be deemed “Audited Financial Statements” for the purposes of this Agreement and the representation and warranties set forth in Section 3.06 shall be deemed to apply to such Audited Financial Statements with the same force and effect as if made as of the date of this Agreement; provided further that there shall be no material changes

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between the Audited Financial Statements and (i) the PCAOB Financial Statements; (ii) all other audited and unaudited financial statements of the Company and any company or business units acquired by it, as applicable, that are required to be included in the Proxy Statement/Registration Statement and/or the Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement; (iii) all selected financial data of the Company required to be included in the Proxy Statement/Registration Statement and the Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement; and (iv) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the SEC as necessary for inclusion in the Proxy Statement/Registration Statement and the Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement (including pro forma financial information).

(b) As soon as reasonably practicable following the date of this Agreement, the Company shall deliver to the Purchaser unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Target Companies as of and for the six-month periods ending June 30, 2026 and 2025, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Updated Interim Financial Statements”) and as soon as reasonably practicable, the Company shall deliver to the Purchaser any other audited or unaudited financial statements of the Target Companies that are required by applicable law to be included in the Proxy Statement/Registration Statement; provided, that upon delivery of such Updated Interim Financial Statements and any other audited or unaudited financial statements of the Target Companies, the representation and warranties set forth in Section 3.06 shall be deemed to apply to the Updated Interim Financial Statements and any other audited or unaudited financial statements of the Target Companies, mutatis mutandis, with the same force and effect as if made as of the date of this Agreement.

(c) The Audited Financial Statements and the Updated Interim Financial Statements when delivered pursuant to this Section 7.04, will be derived in all material respects from the books and records of the Target Companies, which books and records are and will be, in all material respects, true, correct and complete and have been and will be maintained in all material respects in accordance with commercially reasonable business practices. Such financial statements, when delivered, will have been prepared in all material respects in accordance with GAAP consistently applied throughout the periods covered thereby (except, in the case of the Updated Interim Financial Statements, for the absence of footnote disclosures and other presentation items required by GAAP and for year-end adjustments that will not be material) and present fairly in all material respects the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Target Companies as of the dates and for the periods indicated in such financial statements in conformity with GAAP (except, in the case of the Updated Interim Financial Statements, for the absence of footnote disclosures and other presentation items required by GAAP and for year-end adjustments that will not be material).

Section 7.05 Purchaser Public Filings. During the Interim Period, the Purchaser will keep current all of its public filings with the SEC (after giving effect to all applicable extension periods) and otherwise comply in all material respects with applicable securities Laws, and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Purchaser Class A Ordinary Shares and the Purchaser Public Warrants on Nasdaq; provided, that the Parties acknowledge and agree that (i) if Purchaser fails to timely file any public filing with the SEC, such failure shall not be a breach of this Section 7.05 provided such public filing is made before the effectiveness of the Registration Statement or the earlier termination of this Agreement pursuant to Section 9.01 (even though such filing is late) and such late filing does not have a material adverse impact on the consummation of the Transactions and (ii) from and after the Closing, the Parties intend to list on Nasdaq only the Pubco Class A-1 Common Stock and the Pubco Warrants.

Section 7.06 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal (whether written or oral), from any Person or group at any time relating to an Alternative Transaction (other than the Purchaser Parties and the Sponsor or their respective Representatives), and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction or series of transactions (other than the Transactions and the matters expressly permitted by clause (d) of this Section 7.06) concerning the sale (whether directly or indirectly) of (x) all or any part of the business or assets of the Target Companies, (y) any of the membership interests or other equity interests or profits of the Target Companies,

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in any case, whether such transaction takes the form of a sale of equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise, or (z) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of the Target Companies, and (B) with respect to the Purchaser Parties and their respective Affiliates, a transaction (other than the Transactions) concerning a Business Combination involving any Purchaser Party or any of their respective Affiliates.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the Transactions, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate, engage in or facilitate the making, submission or announcement of, or encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage in or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party, (vii) otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt by any Person to make an Alternative Transaction, or (viii) agree or otherwise commit to enter into or engage in any of the foregoing.

(c) Each Party shall notify the others as promptly as practicable (and in any event within two (2) Business Days) in writing of the receipt by such Party or any of its Representatives of (i) any inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal, or any inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

(d) Notwithstanding anything in this Section 7.06 to the contrary, none of the following shall constitute an Acquisition Proposal or Alternative Transaction or otherwise be prohibited by this Section 7.06 with respect to the Company or the other Target Companies: (i) the Permitted Series A-1 Financing; (ii) any sale, transfer, assignment, distribution or other disposition by Phase Four, Inc. or Prime Movers of equity interests in the Company or any Target Company to any Person, in each case (w) effected in compliance with the Company’s Organizational Documents, the Investors’ Rights Agreement, the Member Support Agreement, any applicable lock-up, transfer restriction, right of first refusal, right of first offer or co-sale provision and applicable Law, (x) that does not involve any new issuance of equity interests, equity-linked interests, options, warrants, profits interests, Incentive Units, Management Incentive Units, UARs or other securities by any Target Company, (y) that is conditioned upon, and accompanied by, the joinder by the transferee to the Member Support Agreement and other related agreements as the Company may reasonably require, and (z) that does not impair, delay, interfere with or prevent the Transactions, including the Recapitalization and obtaining of the Requisite Member Approval; and (iii) ordinary-course employee or service-provider equity grants permitted under Section 7.02(b)(ii).

Section 7.07 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material non-public information of the Purchaser, will be advised), of the restrictions imposed by U.S. federal securities Laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder, or otherwise (the “Federal Securities Laws”), and other applicable foreign and domestic Laws on a Person possessing material non-public information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material non-public information, it shall not, it shall cause its Subsidiaries not to, and it shall instruct its other Affiliates and Representatives not

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to, purchase or sell any securities of the Purchaser (unless otherwise explicitly contemplated by this Agreement), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws or cause or encourage any third party to do any of the foregoing.

Section 7.08 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the Transactions or (ii) any non-compliance with any Law by such Party or its Affiliates; (b) receives any notice or other communication from any Governmental Authority in connection with the Transactions; or (c) becomes aware of the commencement or threat, in writing, of any Legal Proceeding against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager (in his, her or its capacity as such) of such Party or of its Affiliates, in each case with respect to the consummation of the Transactions. No such notice shall constitute an acknowledgment or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached. In the event that any litigation related to this Agreement, any Ancillary Document or the Transactions is brought, or, to the knowledge of the Parties, respectively, threatened, against such Party, or the board of directors (or similar governing body) of such Party or any of its Subsidiaries, respectively, by a third party prior to the Closing, such Party shall promptly notify the other Parties of any such litigation and keep the other Parties reasonably informed with respect to the status thereof. Each Party shall provide the other Parties the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the other Parties’ advice with respect to such litigation, and shall not settle or agree to settle any such litigation without the prior written consent of the other Parties, such consent not to be unreasonably withheld, conditioned or delayed.

Section 7.09 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts, and shall cooperate reasonably with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the Transactions (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the Transactions.

(b) In furtherance and not in limitation of Section 7.09(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including but not limited to under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) (collectively, “Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense (except that any fees or other amounts charged by any Governmental Authorities relating to such filings or applications will be paid by the Purchaser and the Company on a 50/50 basis), with respect to the transactions contemplated hereby as promptly as practicable (but in any event, within 15 business days of executing this Agreement for filings under the HSR Act), to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any required filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall

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keep such Party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to prepare and file with Governmental Authorities any requests for approval, to the extent applicable or required, of the transactions contemplated by this Agreement and shall use their reasonable best efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Legal Proceeding is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their reasonable best efforts to resolve any such objections or Legal Proceedings so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Legal Proceedings which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Legal Proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Legal Proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

Section 7.10 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to the Trustee (which notice the Purchaser shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, the Purchaser (A) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (B) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to, (1) pay as and when due all amounts payable to the Purchaser Shareholders pursuant to the Redemption and (2) pay all remaining amounts then available in the Trust Account, after payment of Purchaser Transaction Costs subject to the Purchaser Expense Cap, to the Purchaser for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.11 Tax Matters.

(a) The Parties hereby agree and acknowledge that, for U.S. federal, and applicable state and local, income Tax purposes, it is intended that (i) the contribution by Series B Investors of the Series B Investment to the Company in exchange for Series B Preferred Units shall qualify as a contribution to a partnership described in Section 721 of the Code, (ii) the Sponsor Share Conversion shall qualify as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code, (iii) the Domestication shall qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, (iv) the Merger, the Seller Contributions, the Preferred Contributions and the PIPE Investment shall, taken together as an integrated transaction, qualify as an exchange described in Section 351 of the Code, (v) to the extent the 368 Requirement (as defined below) is satisfied and to the extent permitted under applicable Law, the Merger shall also qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (vi) the Pubco Class B-1 Common Stock and the Pubco Class B-2 Common Stock shall be treated as having a fair market value equal to the amount paid by the applicable Up-C Seller, (vii) the contribution by Pubco to Purchaser of its Company Common Units, Series B Preferred Units, and cash shall qualify as an exchange described in Section 351 of the Code, and (viii) the Closing Date Cash Contributions shall qualify as a contribution to a partnership described in Section 721 of the Code (each, an “Intended Tax Treatment” and, collectively, the “Intended Tax Treatments”), and

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that this Agreement constitutes, and hereby is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). For purposes of this Agreement, the “368 Requirement” shall be satisfied if the amount of cash in the Trust Account immediately following the deduction of amounts required to satisfy the Redemption is not less than fifty percent (50%) of the cash in the Trust Account immediately prior to such deduction. No Party shall knowingly take or knowingly cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action if such action or failure to act, as the case may be, would reasonably be expected to prevent or impede the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments. The Parties hereby agree to file all Tax Returns on a basis consistent with the Intended Tax Treatments unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or a change in applicable Law. Each Party agrees to use reasonable best efforts to promptly notify all other Parties of any challenge to the qualification of any relevant portion of the Transactions for its Intended Tax Treatment by any Governmental Authority.

(b) All transfer, documentary, sales, use, stamp, registration, excise, recording, value-added and other such similar Taxes and fees (including any penalties and interest) (“Transfer Taxes”) (i) imposed with respect to the Redemptions, the Sponsor Share Conversion, the Domestication and the Merger shall be borne and paid by Pubco, and (ii) imposed with respect to the Transactions not described in clause (i) shall be borne and paid by the relevant Target Companies. The Party responsible pursuant to the foregoing sentence shall, at their own expense, timely file all necessary Tax Returns or other documentation with respect to such Transfer Taxes and, if required by applicable Law, the other Parties shall join in the execution of any such Tax Returns or other documentation.

(c) With respect to any Tax Proceeding of any Target Company treated as a partnership for U.S. federal income tax purposes for any taxable period (or portion thereof) ending on or prior to the Closing Date and that is governed under subchapter C of Chapter 63 of the Code, as amended by the Bipartisan Budget Act of 2015 (or any similar provision of state, local or non-U.S. Law), the Company (i) shall, and shall cause its eligible Subsidiaries to, timely make an election under Section 6226 of the Code (or any similar provision of state, local or non-U.S. Law) in accordance with applicable Law (and the Sellers expressly consent to, and shall reasonably cooperate in the making of, all such elections), or (ii) shall make other arrangements reasonably satisfactory to Pubco for each Seller to bear the economic burden of any “imputed underpayment” and any associated interest, adjustments to tax and penalties (or similar liability imposed under other provisions of state, local or non-U.S. Law) attributable to such Seller, as applicable. The Seller Tax Representative shall have the right (but not the obligation) to control any such Tax Proceeding; provided, that Pubco shall have the right to participate in (at Pubco’s expense) any such Tax Proceeding, and the Seller Tax Representative shall not settle, compromise, concede, amend any Tax Return or fail to contest, and shall not cause to be settled or failed to be contested, any such Tax Proceeding in a manner that is reasonably expected to materially adversely affect Pubco without the prior written consent of Pubco (such consent not to be unreasonably withheld, conditioned or delayed). If the Seller Tax Representative does not elect to control such Tax Proceeding, Pubco shall (W) keep the Seller Tax Representative reasonably informed of any such Tax Proceeding, (X) allow the Seller Tax Representative to participate in (at the Sellers’ expense) any such Tax Proceeding, (Y) allow the Seller Tax Representative to make reasonable comments to Pubco and the Company’s “partnership representative” regarding such Tax Proceeding and shall consider in good faith incorporating any such comments, and (Z) not cause to be settled any such Tax Proceeding without the prior written consent of the Seller Tax Representative (which consent not to be unreasonably withheld, conditioned or delayed). The Company shall, and shall cause all of its eligible Subsidiaries to, make or cause to remain in effect, as applicable, a valid election under Section 754 of the Code (and any similar provision of state, local or non-U.S. Law) for any taxable period that includes the Closing Date, and shall provide Pubco with evidence reasonably satisfactory to Pubco that each such election is valid, timely and effective.

(d) The Purchaser and the Target Companies shall terminate or cause to be terminated any and all Tax sharing, allocation, indemnification or similar agreements, arrangements or undertakings to which the Target Companies or the Purchaser, as applicable, are a party, are bound by or have an obligation thereunder (other than customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes, and excluding, for the avoidance of doubt, the Company A&R Operating Agreement and the Tax Receivable Agreement) in effect, whether written or unwritten, on the Closing Date for any Tax liability of another Person, regardless of the period in which such Tax liability arises, and there shall be no continuing obligation for the Target Companies or the Purchaser, as applicable, to make any payments under any such agreements, arrangements or undertakings.

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(e) Each Party shall reasonably cooperate (and shall cause its Affiliates to reasonably cooperate), as and to the extent reasonably requested by the other Parties, in connection with the preparation and filing of Tax Returns of the Target Companies and any Tax Proceeding of the Target Companies. Such cooperation shall include the provision of records and information that are reasonably relevant to any such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Following the Closing, the Purchaser, the Sellers and the Company shall (and the Company shall cause the other Target Companies to) retain all books and records with respect to Tax matters pertinent to the Target Companies for any taxable period beginning on or prior to the Closing Date until the seven (7)-year anniversary of the Closing Date. The Sellers shall (and shall cause their respective Affiliates (other than the Purchaser or the Target Companies after the Closing) to) provide any information within their possession that is reasonably requested to allow the Purchaser, Pubco, or any Target Company (i) to comply with any information-reporting or withholding requirements contained in the Code or other applicable Tax Law, or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement, or (ii) to determine, support or report any capital account, Tax basis, holding period, Section 704(c) amount, Section 743(b) adjustment, Section 751 amount, Section 754 election, TRA schedule, Tax attribute, withholding position or other Tax item relevant to the Transactions or the post-Closing ownership and operation of the Company. In addition, each Party shall, and shall cause its Affiliates to, reasonably cooperate, to the extent reasonably requested by the Party controlling a Tax Proceeding pursuant to Section 7.11(c), in connection with the designation or replacement of the “partnership representative” (within the meaning of Section 6223 of the Code, or any analogous provision of state, local or non-U.S. Law) of any Target Company treated as a partnership for U.S. federal income tax purposes for any taxable period that is the subject of such Tax Proceeding, including by executing any documents or instruments reasonably necessary to effectuate such designation or replacement in accordance with applicable Law.

(f) Following the Closing Date, Pubco shall reasonably cooperate with the shareholders of the Purchaser prior to the Closing Date to make available to any such shareholder who so requests information reasonably necessary for such shareholder (or its direct or indirect owners) to compute any income or gain arising (i) if applicable, as a result of the Purchaser’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing Date, including timely (A) publicly posting a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) providing information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period, and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the Transactions.

(g) At or prior to the Closing, (i) if each Seller is a U.S. Person, each Seller shall deliver to Pubco a duly executed IRS Form W-9 or (ii) if any Seller is not a U.S. Person, (1) each Seller that is a U.S. Person shall deliver to Pubco a duly executed IRS Form W-9, (2) the Company shall deliver to Pubco a certification dated as of the Closing Date and signed by an authorized officer of the Company under penalties of perjury, in form and substance reasonably satisfactory to the Purchaser, that, as of the Closing Date, (i) fifty percent (50%) or more of the value of the gross assets of the Company does not consist of “United States real property interests” within the meaning of Section 897(c)(1) of the Code and (ii) ninety percent (90%) or more of the value of the gross assets of the Company does not consist of “United States real property interests” within the meaning of Section 897(c)(1) of the Code plus cash or cash equivalents (the “FIRPTA Certificate”), and (3) each Seller that is not a U.S. Person shall deliver to Pubco a certification, dated as of the Closing Date and signed under penalties of perjury, in form and substance reasonably satisfactory to the Purchaser, certifying that the transfer of such Seller’s interest in the Company pursuant to this Agreement qualifies for nonrecognition treatment for U.S. federal income tax purposes and is therefore exempt from withholding under Section 1446(f) of the Code, in each case in accordance with Treasury Regulations Section 1.1446(f)-2(b)(6) (collectively, the “Section 1446(f) Certifications”).

(h) None of the Parties shall take any action, or engage in any transaction, that would result in the liquidation of Purchaser for U.S. federal income tax purposes in the taxable year including the Closing Date and the following two subsequent taxable years.

Section 7.12 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the Transactions as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

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Section 7.13 The Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a) Registration Statement and Prospectus.

(i) As promptly as practicable after the execution of this Agreement and receipt by the Purchaser of the PCAOB Financial Statements, the Updated Interim Financial Statements and any other audited or unaudited financial statements of the Target Companies that are required by applicable Law to be included in the Proxy Statement/Registration Statement, (x) the Purchaser, Pubco and the Company shall jointly prepare, and Pubco and the Company shall file with the SEC the Registration Statement, in which the Proxy Statement (as defined below) will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the issuance of the securities to be issued in order to give effect to the Transactions contemplated hereby (such securities with respect to which the registration of such issuance is permitted and required, the “Registration Statement Securities”) and (y) the Purchaser, Pubco and the Company shall jointly prepare, and the Purchaser and Pubco shall file with the SEC, mutually acceptable materials that shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Purchaser Shareholders relating to the Purchaser Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”). The filing fees payable to the SEC in connection with the Proxy Statement/Registration Statement will be split 50/50 by the Purchaser and the Company. Each of the Purchaser, Pubco and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Notwithstanding anything to the contrary in this Agreement, neither the Company’s counsel nor any of the Company’s tax advisors shall be required to provide an opinion with respect to any Tax matter relating to or affecting the Purchaser, Pubco, the Sponsor or any of their respective shareholders, and none of the Company’s counsel, the Company’s tax advisors, the Purchaser’s counsel, the Purchaser’s tax advisors, Pubco’s counsel or Pubco’s tax advisors shall be required to provide a tax opinion as a condition to the Closing. In the event a tax opinion is required by the SEC (or its staff) to be provided in connection with the Proxy Statement/Registration Statement, the Parties shall use their respective reasonable best efforts to cause such opinion to be provided by a tax counsel, including by cooperating, and causing their Affiliates to cooperate, to facilitate the issuance of such opinion and, to the extent requested by such counsel, execute and deliver customary tax representation letters to such tax counsel in form and substance reasonably satisfactory to such counsel for purposes of delivering such opinion. The Parties shall use their respective reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to consummate the Transactions, and the Company shall furnish all information concerning the Target Companies and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of the Purchaser, Pubco and the Company shall furnish to the other Parties all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders and other equityholders, and such other matters as may be reasonably necessary or advisable, or as may be reasonably requested, in connection with the Proxy Statement/Registration Statement, any Current Report on Form 8-K filed pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of the Purchaser, Pubco or the Target Companies to any regulatory authority (including Nasdaq) in connection with the Transactions (collectively, the “Offer Documents”).

(ii) To the extent not prohibited by Law, each of the Parties shall advise the other Parties, reasonably promptly after such Party receives notice thereof, of (A) the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, (B) the issuance of any stop order or the suspension of the qualification of any of the Registration Statement Securities for offering or sale in any jurisdiction, (C) the initiation or written threat of any proceeding for any such purpose or (D) any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, each Party shall provide the other Parties and their respective counsels with (1) any comments or other communications, whether written or oral, that such Party or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or any Offer Document, in each case promptly after receipt of such comments or other communications, and (2) a reasonable opportunity to participate in the response to such comments and to provide comments on such response (to which reasonable and good-faith consideration shall be given), including by participating in any discussions or meetings with the SEC.

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(iii) Each of the Purchaser, Pubco and the Company shall use reasonable best efforts to ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (B) the Proxy Statement will, at the date it is first mailed to the Purchaser Shareholders and at the time of the Purchaser Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv) If at any time prior to the Closing any information relating to the Company, the Purchaser, Pubco or any of their respective Subsidiaries, Affiliates, directors, managers or officers is discovered by the Company, the Purchaser or Pubco that is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Purchaser Shareholders.

(b) Purchaser Shareholder Approval. The Purchaser shall (a) as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to the Purchaser Shareholders in compliance with applicable Law, (ii) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold an extraordinary general meeting of the Purchaser Shareholders (the “Purchaser Shareholders’ Meeting”) in accordance with the Purchaser’s Organizational Documents and applicable Law, for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (iii) solicit proxies from the holders of Purchaser Ordinary Shares to vote in favor of each of the Transaction Proposals, and (b) provide the Purchaser Shareholders with the opportunity to elect to effect a Redemption in conjunction with the shareholder vote on the Transaction Proposals. The Purchaser shall, through its board of directors, recommend to the Purchaser Shareholders (A) the adoption and approval of this Agreement and the transactions contemplated hereby in accordance with applicable Law and exchange rules and regulations, (B) the approval of the Domestication, (C) the approval and adoption of the Purchaser Charter upon Domestication and the Purchaser Bylaws upon Domestication, including any separate or unbundled advisory proposals as are required to implement the foregoing, (D) the approval of the Merger, including the form of certificate of merger, plan of merger and merger agreement to be entered into with respect thereto, (E) the approval of the Pubco Charter and the Pubco Bylaws, and any separate or unbundled advisory proposals as are required to implement the foregoing, (F) the approval of the adoption of the LTIP and any Founder Incentive Arrangement submitted for shareholder approval, (G) the approval of the election or appointment of the directors of Pubco as designated in accordance with this Agreement, (H) the adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (I) the adoption and approval of any other proposals as reasonably agreed by the Purchaser and the Company to be necessary or appropriate in connection with the Transactions, and (J) the adjournment of the Purchaser Shareholders’ Meeting to a later date or dates, solely to the extent necessary (x) to permit further solicitation and vote of proxies in the event that there are insufficient votes to approve any of the foregoing Transaction Proposals, (y) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Purchaser has determined in good faith (after consultation with the Company and outside legal counsel) is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Purchaser Shareholders prior to the Purchaser Shareholders’ Meeting, or (z) if the Purchaser determines in good faith that one or more of the conditions to Closing set forth in Article VIII is not or will not be satisfied or waived and is reasonably capable of being satisfied prior to the Outside Date (such proposals in (A) through (J), together, the “Transaction Proposals”), and shall include such recommendation in the Proxy Statement. The board of directors of the Purchaser shall not, except as required by applicable Law, withdraw, amend, qualify or modify its recommendation to the Purchaser Shareholders that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the Purchaser Shareholders described in the Recitals hereto, a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) the Purchaser’s obligations to establish a record date for, duly call, give notice of, convene and hold the Purchaser Shareholders’ Meeting shall not be affected by any Modification in Recommendation, (y) the Purchaser agrees to establish a record date for, duly call, give notice of, convene and hold the Purchaser

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Shareholders’ Meeting and submit for approval the Transaction Proposals, and (z) the Purchaser agrees that if the Purchaser Shareholder Approvals shall not have been obtained at any such Purchaser Shareholders’ Meeting, then the Purchaser shall promptly continue to take all such necessary actions, including the actions required by this Section 7.13(b), and hold additional Purchaser Shareholders’ Meetings in order to obtain the Purchaser Shareholder Approvals; provided, that, the Purchaser may make one or more successive postponements or adjournments of the Purchaser Shareholders’ Meeting for any of the reasons set forth in clause (J) above, subject to applicable Law and the Purchaser Organizational Documents; provided, further, that no single postponement or adjournment shall exceed fifteen (15) Business Days, and the aggregate period of all postponements and adjournments shall not exceed twenty (20) Business Days; provided, further, that any postponement or adjournment beyond such twenty (20) Business Day period shall require the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). The Purchaser agrees that it shall provide the holders of Purchaser Class A Ordinary Shares the opportunity to elect redemption of such Purchaser Class A Ordinary Shares in connection with the Purchaser Shareholders’ Meeting, as required by the Purchaser Organizational Documents (the “Redemption”).

(c) Company Member Approvals.

(i) Upon the terms set forth in this Agreement, the Company shall solicit and obtain the Requisite Member Approval in the form of an irrevocable written consent (the “Written Consent”) of each of the Required Members pursuant to the terms of the Member Support Agreement promptly (and in any event within two Business Days) following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to the Required Members. The Company shall provide the Purchaser with copies of each Written Consent it receives within two (2) Business Days following receipt of such Written Consent.

(ii) If, and only to the extent, the Requisite Member Approval is not delivered pursuant to Section 7.13(c)(i) within two Business Days following the effectiveness of the Registration Statement (as declared effective under the Securities Act), the Company shall take all action necessary to duly call, give notice of, convene and hold a meeting of the members of the Company as soon as practicable, and, in connection therewith, the Company shall (a) mail an information statement and proxy solicitation, which shall include the Registration Statement, in advance of such meeting for the purpose of soliciting from the members of the Company proxies to vote in favor of the adoption of this Agreement and approval of the Transactions, and (b) use its reasonable best efforts to secure the vote or consent of the members of the Company required by applicable Law to obtain such approval. The Company shall keep the Purchaser updated with respect to proxy solicitation results as requested by the Purchaser. Once the member meeting of the Company has been duly called and noticed, the Company shall not postpone or adjourn such meeting without the consent of the Purchaser (other than (i) in order to obtain a quorum of members of the Company or (ii) as reasonably determined by the Company to comply with applicable Law). The Company shall use its reasonable best efforts to cooperate with the Purchaser to hold the member meeting of the Company prior to, or on the same day and at the same time as, the Purchaser Shareholders’ Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.

(d) Pubco and Merger Sub Approvals.

(i) Promptly (and in any event prior to the filing of the Registration Statement) following the date of this Agreement, (i) Pubco, in its capacity as the sole stockholder of Merger Sub, shall approve, adopt and ratify, by irrevocable written consent in lieu of a meeting in accordance with the DGCL and Merger Sub’s Organizational Documents, this Agreement, the Merger (including the form of certificate of merger, plan of merger and merger agreement to be entered into with respect thereto) and the other Transactions and Ancillary Documents to which Merger Sub is, or is contemplated to become, a party, and (ii) Purchaser, in its capacity as the sole stockholder of Pubco shall approve, adopt and ratify, by irrevocable written consent in lieu of a meeting in accordance with the DGCL and Pubco’s Organizational Documents, this Agreement, the Ancillary Documents to which it is or will be a party and the transactions contemplated hereby and thereby, including the Merger, the adoption of the Pubco Charter and the Pubco Bylaws (including the authorization of the Pubco Class A-1 Common Stock, the Pubco Class A-2 Common Stock, the Pubco Class B-1 Common Stock, the Pubco Class B-2 Common Stock and the Pubco Convertible Preferred Stock), the issuance of the Registration Statement Securities, the adoption of the LTIP and any Founder Incentive Arrangement submitted for stockholder approval, the election or appointment of the initial directors of Pubco as designated in accordance with this Agreement, and the other Transactions and Ancillary Documents to which Pubco is, or is contemplated to become, a party. The Purchaser shall provide to the Company copies of each such written

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consent within two (2) Business Days following its execution. The Purchaser shall not, and shall cause its Affiliates not to, amend, modify, withdraw, revoke or terminate any such written consent, or release any party thereto from any obligation thereunder, in each case without the prior written consent of the Company.

Section 7.14 Equity Incentive Matters.

(a) Equity Incentive Plan.

(i) Prior to the Closing Date, Pubco shall approve and adopt an equity incentive plan, in a form to be mutually agreed by the Purchaser, Pubco and the Company, that provides for grants of awards to eligible service providers (the “LTIP”). The LTIP shall have an initial share reserve, evergreen and other plan terms to be mutually agreed by the Purchaser, Pubco and the Company based on benchmarking against applicable peer-group public companies and consultation with an independent outside compensation advisor mutually acceptable to the Parties. Notwithstanding anything to the contrary in Section 7.13, the Purchaser shall not be obligated to present the LTIP to the Purchaser Shareholders for approval unless the material terms of the LTIP are agreed prior to the second submission or filing of, and the form of LTIP is available to be filed with, the second submission or filing of the Proxy Statement/Registration Statement, provided that, the Purchaser and Company agree to negotiate in good faith, the terms of the LTIP such that the LTIP will be in agreed to form to submit for Purchaser Shareholders approval.

(b)  Founder Incentive Arrangement.

(i) In connection with the Closing, Pubco or the Company shall establish a post-Closing founder incentive arrangement (the “Founder Incentive Arrangement”) providing for one or more performance-based equity awards to Kamal Ghaffarian or an entity designated by Kamal Ghaffarian (the “Founder Participant”) and to other members of executive management (the “Management Participants”), in each case on the terms set forth on Schedule D of the Company Disclosure Letter (which schedule shall be agreed by the Parties at or prior to the execution of this Agreement and, once agreed, shall not be amended without the written consent of each of the Parties and the Founder Participant).

(ii) The form of award, structure and delivery mechanism applicable to the Founder Participant’s allocation and the Management Participants’ allocation under the Founder Incentive Arrangement shall be determined by the Founder Participant, subject to the consent of Pubco (such consent not to be unreasonably withheld, conditioned or delayed). Awards under the Founder Incentive Arrangement may be granted under the LTIP, under any other stockholder-approved Pubco equity plan, or directly by the Company (including pursuant to the Company A&R Operating Agreement), in each case as determined by the Founder Participant, subject to the consent of Pubco (such consent not to be unreasonably withheld, conditioned or delayed), in accordance with this Section 7.14(b), provided, however, that such awards shall not be counted against the shares allocated to the LTIP under Section 7.14(b)(ii).

(iii) Notwithstanding anything to the contrary in Section 7.13, the Purchaser shall not be obligated to present the Founder Incentive Arrangement to the Purchaser Shareholders for approval unless the material terms of the Founder Incentive Arrangement are agreed prior to the second submission or filing of, and the form of any document that will evidence the Founder Incentive Arrangement is available to be filed with, the second submission or filing of the Proxy Statement/Registration Statement; provided, that, the Purchaser and the Company agree to negotiate in good faith the terms of the Founder Incentive Arrangement such that the Founder Incentive Arrangement will be in agreed form to submit for Purchaser Shareholders’ approval. The material terms of the Founder Incentive Arrangement shall be disclosed in the Proxy Statement/Registration Statement to the extent required by applicable Law.

(c) No Third-Party Beneficiaries.

(i) Notwithstanding anything herein to the contrary, each of the Parties acknowledges and agrees that all provisions contained in this Section 7.14 are included for the sole benefit of the Purchaser Parties, the Company, and the Founder Participant, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of any Purchaser Party, the Company or any of their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or any other employee benefit plan, agreement or other arrangement following the Closing Date, other than to the extent that the consent of the Founder Participant is required by the terms of this Agreement or such Company Benefit Plan, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or any other employee benefit plan, agreement or other

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arrangement (or any dependent or beneficiary thereof)), other than the Founder Participant, any right to continued or resumed employment or recall, any right to compensation or benefits or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 7.15 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement, the Ancillary Documents or the Transactions shall be issued by any Party or any of its Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (such approval not to be unreasonably withheld, conditioned or delayed) prior to filing (with the Purchaser delivering a draft of the Signing Filing to the Company no later than the second (2nd) Business Day, and the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day, after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, Pubco shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws, which the Company shall review, comment upon and approve (such approval not to be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Press Release, the Closing Filing or any other report, statement, filing, notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the Transactions, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equityholders and such other matters as may be reasonably necessary or advisable in connection with the Transactions, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/or any Governmental Authority in connection with the Transactions.

Section 7.16 Confidential Information.

(a) The Parties acknowledge and agree that the Confidentiality Agreement, dated as of March 31, 2026, by and between the Company and the Purchaser (the “Confidentiality Agreement”), shall remain in full force and effect in accordance with its terms, except to the extent expressly superseded or modified by this Agreement, the Ancillary Documents or any subsequent written agreement between the Company and the Purchaser.

(b) The Company hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, the Company shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and not use any Purchaser Confidential Information for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company or any of its Representatives becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at the Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 7.16(b), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 7.16(b), furnish only that portion of such Purchaser Confidential Information that is legally required to be disclosed; provided, that with respect to Purchaser

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Confidential Information constituting trade secrets under applicable Law, such covenants shall apply for as long as such Purchaser Confidential Information constitutes a trade secret under applicable Law and continues to constitute Purchaser Confidential Information under this Agreement. In the event that this Agreement is terminated and the Transactions are not consummated, the Company shall, and shall cause its Representatives to, promptly deliver to the Purchaser or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(c) Each Purchaser Party hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, it shall, and shall cause the Sponsor and their respective Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and not use any Company Confidential Information for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser Party or any of its Representatives becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 7.16(c), and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 7.16(c), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and use commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information; provided, that with respect to Company Confidential Information constituting trade secrets under applicable Law, such covenants shall apply for as long as such information constitutes a trade secret under applicable Law and continues to constitute Company Confidential Information under this Agreement. In the event that this Agreement is terminated and the Transactions are not consummated, each Purchaser Party shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Company’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser Party and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Purchaser Party and its Representatives shall be permitted to disclose any Company Confidential Information to the extent required by the Federal Securities Laws. Without limiting the foregoing, and unless otherwise required by applicable Law, the Purchaser shall not, and shall cause its Representatives not to, disclose any material non-public technical information, classified information, controlled unclassified information, export-controlled data or government-contract information of any Target Company to any Foreign Person in violation of the DPA, Export Controls and Sanctions or any other applicable national-security Law without the prior written consent of the Company and any required approval under applicable Law.

Section 7.17 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action within their power so that, effective as of the Closing, the board of directors of Pubco (the “Pubco Board”) shall (i) consist of seven (7) directors (appointed in accordance with applicable Nasdaq rules), (ii) be a single class of directors, with all directors elected annually and not subject to any classified, staggered or term-limited structure, and (iii) be comprised of (A) one (1) Person designated by the Purchaser prior to the Closing, who shall satisfy applicable Nasdaq independence and other listing requirements, and (B) the remaining Persons, all of whom shall be designated by the Company prior to the Closing. At or prior to the Closing, the Company, the Purchaser and Pubco shall provide each initial director of Pubco with a customary director indemnification agreement, in form and substance reasonably acceptable to such director, the Company, the Purchaser and Pubco.

(b) The Parties shall take all action necessary so that the individuals serving as the executive officers of Pubco immediately after the Closing will be individuals the Company desires to appoint to such roles.

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Section 7.18 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that for a period of six (6) years from the Closing Date, the Parties shall, and shall cause the Purchaser and the Target Companies to, maintain in effect the exculpation, indemnification and advancement of expenses provisions in favor of any individual who, at or prior to the Closing, was a director, officer, employee or agent of the Purchaser or any Target Company, or who, at the request of the Parties, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”), of the Purchaser’s and the Target Companies’ respective Organizational Documents as in effect immediately prior to the Closing Date or in any indemnification agreements of the Purchaser or any Target Company with any D&O Indemnified Party as in effect immediately prior to the Closing Date, and the Parties shall, and shall cause the Purchaser and the Target Companies to, not amend, repeal or otherwise modify any such provision in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, that all rights to indemnification or advancement of expenses in respect of any Legal Proceeding pending or asserted, or any claim made, within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim. From and after the Closing Date, Pubco shall cause the Purchaser and the Target Companies to honor, in accordance with their respective terms, each of the covenants contained in this Section 7.18 without limit as to time.

(b) At or prior to the Closing, Pubco shall purchase a “tail” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Closing covering each Person that is a director or officer of the Purchaser or a Target Company currently covered by a directors’ and officers’ liability insurance policy of the Purchaser or one or more Target Companies, respectively, on terms with respect to coverage, deductibles and amounts no less favorable than those of such applicable policy in effect on the date of this Agreement for the six (6) year period following the Closing; provided, that in no event shall Pubco be required to expend on the premium thereof in excess of three hundred percent (300%) of the aggregate annual premiums currently payable by the Purchaser or the Target Companies with respect to such current policies (the “Premium Cap”); provided, further, that if the minimum required coverage under any such D&O Tail is or becomes not available at the Premium Cap, then any such D&O Tail shall contain the maximum coverage available at the Premium Cap. Pubco shall maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Purchaser and the Target Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.18(b).

(c) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Organizational Documents of the Purchaser, Pubco or any Target Company, any other indemnification arrangement, any Law or otherwise. The obligations of Pubco, the Purchaser and the Target Companies under this Section 7.18 shall not be terminated or modified after the Closing in such a manner as to materially and adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 7.18 shall survive the Closing and are expressly intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.18.

(d) If Pubco, the Purchaser or, after the Closing, any Target Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Pubco, the Purchaser or such Target Company, as applicable, assume the obligations set forth in this Section 7.18.

Section 7.19 PIPE Investment; Prime Movers Financing.

(a) The Purchaser, Pubco and the Company shall use their respective reasonable best efforts to obtain commitments to the PIPE Investment in an aggregate amount of at least $300 million pursuant to PIPE Subscription Agreements on terms mutually agreed to by the Purchaser Parties and the Company. The Purchaser Parties will notify the Company promptly if any PIPE Subscription Agreement is no longer in full force and effect or has been withdrawn or terminated, or otherwise amended or modified, in any respect, and if any withdrawal, termination, amendment or modification is contemplated by Pubco. Pubco will notify the Company promptly if any event occurs that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Pubco under any term or condition of any PIPE Subscription Agreement or if Pubco has any reason to believe that it will be unable to satisfy

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in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any PIPE Subscription Agreement. Each of the Purchaser Parties and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions required to be taken by such party to cause the conditions to the closing of the PIPE Investment set forth in the PIPE Subscription Agreements to be satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of those conditions at the Closing).

(b) Prime Movers Financing. The Purchaser Parties shall use commercially reasonable efforts to arrange, on terms reasonably acceptable to the Company, financing arrangements outside the PIPE Investment in an aggregate amount of up to approximately $32,000,000 to facilitate the purchase of all or a portion of the equity interests in the Company held by Prime Movers and its Affiliates (the “Prime Movers Financing”). For the avoidance of doubt, the Prime Movers Financing shall not be included in or calculated as Available Purchaser Closing Cash or the Minimum Cash Condition unless expressly agreed in writing by the Company. No Purchaser Party shall enter into, amend, modify or terminate any Contract relating to the Prime Movers Financing without the Company’s prior written consent.

Section 7.20 Recapitalization.

(a) The Company shall effectuate the Recapitalization prior to the Closing. Without limiting the foregoing, the Recapitalization shall contemplate: (i) the conversion, exchange, reclassification, cancellation, settlement, adjustment or other treatment of each then-outstanding class or series of pre-Closing Company equity and equity-linked instruments, other than the Series B Preferred Units and Series B Warrants issued to the Series B Investors in the Series B Investment, in each case consistent with this Agreement, the Closing Member Schedule, the Exchange Schedule and the Requisite Member Approval and as required to support the Up-C structure; (ii) the issuance or deemed issuance of Company Common Units to the Sellers, with each Seller classified on the Closing Member Schedule and the Exchange Schedule as a Direct Pubco Seller or an Up-C Seller; (iii) the automatic and self-effectuating Seller Contributions and Preferred Contributions in accordance with Section 1.01, including (A) the contribution by each Direct Pubco Seller of all of such Direct Pubco Seller’s Company Common Units to Pubco in exchange for shares of Pubco Class A-1 Common Stock and (B) the contribution by each Up-C Seller of the scheduled portion of such Up-C Seller’s Company Common Units to Pubco in exchange for shares of Pubco Class A-1 Common Stock or Pubco Class A-2 Common Stock, as applicable, in each case with such Up-C Seller retaining the balance of its Company Common Units; (iv) the issuance to each Up-C Seller (in its capacity as a Class B Subscriber) of paired non-economic shares of Pubco Class B-1 Common Stock or Pubco Class B-2 Common Stock, pursuant to the Seller Class B Subscription Agreement; (v) the issuance of shares of Pubco Convertible Preferred Stock in respect of the Series B Preferred Units contributed to Pubco pursuant to the Preferred Contributions; (vi) the issuance of Preferred Investor Warrants in respect of any Series B Warrants contributed to Pubco pursuant to the Warrant Contributions (if any); (vii) the post-Closing exchange mechanics for retained Company Common Units, which shall be implemented through the Company A&R Operating Agreement; (viii) the waiver, satisfaction or termination of applicable transfer restrictions, preemptive rights, rights of first refusal and similar restrictions under the Company LLC Agreement, the Investors’ Rights Agreement, the ROFR/Co-Sale Agreement, the Company’s vesting and restricted-unit agreements, the UAR Plan, the Management Incentive Plan and the Company Warrant instruments; (ix) the admission of the Purchaser as a member of the Company and the withdrawal of the Direct Pubco Sellers (in their capacity as Sellers) from membership in the Company following the Seller Contributions, with the Up-C Sellers continuing as members of the Company in respect of their retained Company Common Units; and (x) the update of the books and records of the Company to reflect the Recapitalization, the Seller Contributions, the Preferred Contributions, the issuance of Company Common Units and Series B Preferred Units to the Purchaser in respect of the Closing Date Cash Contributions and the admissions and withdrawals contemplated by clause (ix). For the avoidance of doubt, other than the Requisite Member Approval, no separate contribution or other standalone agreements or instruments shall be required to effect the mandatory scheduled Seller Contributions or any other transfer of Company equity or equity-linked instruments contemplated by this Agreement.

(b) No later than two (2) Business Days prior to the Closing, the Company shall deliver to the Purchaser and Pubco the “Closing Member Schedule” as set forth on Section 7.20(b) of the Company Disclosure Letter, reflecting the agreed allocation and treatment of Company Common Units, Series B Preferred Units and other Company securities, and the corresponding shares of Pubco Class B-1 Common Stock and Pubco Class B-2 Common Stock, in each case as contemplated by this Agreement.

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Section 7.21 Domestication. Subject to receipt of the Purchaser Shareholder Approvals, (i) immediately prior to the Domestication, the Purchaser shall, in accordance with the Purchaser’s Organizational Documents and applicable Law, cause the Sponsor Share Conversion to become effective, and (ii) at least one (1) day prior to the Closing Date, the Purchaser shall, in accordance with applicable Law (including section 206 of the Cayman Companies Act), the applicable rules and regulations of the SEC and Nasdaq, and the Purchaser’s Organizational Documents, cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to the Purchaser and the Company, together with the Purchaser Charter upon Domestication, in each case in accordance with the provisions thereof and applicable Law, (b) completing, making and procuring all filings required to be made with the Cayman Registrar in connection with the Domestication, and file with the Cayman Registrar all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to be paid and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under section 206 of the Cayman Companies Act, (c) obtaining a certificate of de-registration from the Cayman Registrar, and (d) adopting the Purchaser Bylaws upon Domestication, in form and substance approved by the Company.

Section 7.22 Affiliate Agreements. Except as set forth on Section 7.22 of the Company Disclosure Letter, all agreements with Related Persons shall be terminated or settled at or prior to the Closing without further liability to Pubco, the Purchaser or the Target Companies.

Section 7.23 Listing. The Parties shall use their reasonable best efforts to cause: (a) Pubco’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement to have been approved: (b) Pubco to satisfy all applicable initial and continuing listing requirements of Nasdaq; and (c) the shares of Pubco Class A-1 Common Stock and the Pubco Warrants issuable in accordance with this Agreement to be approved for listing on Nasdaq. The Company and its counsel shall prepare, file, and respond to supplemental information requests with respect to, an application to list such securities on Nasdaq (and the Purchaser and Pubco shall reasonably cooperate in connection therewith), as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Closing Date.

Section 7.24 Treatment of Closing Indebtedness. Prior to or substantially concurrently with the Closing, the Company shall, and shall cause each other Target Company to, pay or cause to be paid the outstanding amount of the Closing Indebtedness to the holders of the Closing Indebtedness in order to repay and discharge all such Closing Indebtedness, with the result that immediately following the Closing there will be no further monetary obligations of the Company or any of its Subsidiaries with respect to any Closing Indebtedness outstanding immediately prior to the Closing.

Section 7.25 IP Assignment Recordation. Prior to the Closing, the Company shall have filed, or caused to be filed, with the United States Patent and Trademark Office all assignments, recordation requests and other documents necessary to reflect the Company as the owner of record of all Intellectual Property acquired pursuant to the Asset Purchase Agreement, dated as of September 17, 2025, by and between Phase Four, Inc. and the Company, and shall have delivered to the Purchaser evidence reasonably satisfactory to the Purchaser of such filings.

Section 7.26 Trademark Assignment. Prior to the Closing, the Company shall have obtained from DRD4, LLC a duly executed assignment of all Trademarks licensed to the Company pursuant to the Trademark License Agreement, effective as of February 29, 2024, by and between the Company and DRD4, LLC, in form and substance reasonably satisfactory to the Purchaser, together with executed copies of all assignment instruments and, to the extent applicable, shall have filed, or caused to be filed, all recordation documents with the United States Patent and Trademark Office to reflect the Company as the owner of record of such Trademarks, and shall have delivered to the Purchaser evidence reasonably satisfactory to the Purchaser of such filings.

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Article VIII

Closing Conditions

Section 8.01 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions, including the Closing Transactions, shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a) Required Regulatory Approvals. Each Required Regulatory Approval shall have been obtained, made or completed and shall be in full force and effect, and any applicable waiting period (and any extension thereof) under any Antitrust Law or any foreign-investment-review, national-security, Export Controls and Sanctions, or sensitive-technology authority listed on Section 8.01(a) of the Company Disclosure Letter or Section 8.01(a) of the Purchaser Disclosure Letter shall have expired or been terminated.

(b) Purchaser Shareholder Approvals. The Purchaser Shareholder Approvals shall have been obtained.

(c) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(d) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act by the SEC and shall remain effective as of the Closing, and no stop order or similar order suspending the effectiveness of the Registration Statement shall have been issued and be in effect with respect to the Registration Statement and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) Nasdaq Listing. Nasdaq shall have notified the Parties that it has approved, or intends to approve prior to Closing, the application to list on Nasdaq the shares of Pubco Class A-1 Common Stock to be issued in connection with the Transactions, subject only to official notice of issuance and any requirement to have a sufficient number of round-lot holders of the Pubco Common Stock (provided that this condition shall not apply to the extent the shares of Pubco Class A-1 Common Stock have not been conditionally approved for listing due to a failure to meet any “market value of publicly held securities” or similarly titled requirement as a result of the Company not causing a sufficient number of Seller Contributions to be made for Pubco Class A-1 Common Stock).

(f) Pubco Charter and Bylaws. The Pubco Charter shall have been duly filed with, and accepted for filing by, the Secretary of State of the State of Delaware, and the Pubco Bylaws shall have been duly adopted by Pubco, in each case so that the Pubco Charter and the Pubco Bylaws are in full force and effect as of the Closing.

Section 8.02 Conditions to Obligations of the Company. In addition to the conditions specified in Section 8.01, the obligations of the Company to consummate the Transactions, including the Closing Transactions, shall be subject to the satisfaction or written waiver (where permissible) by the Company of the following conditions:

(a) Representations and Warranties. (i) The Purchaser Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies) on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date (except for those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects (other than de minimis inaccuracies) as of such date), and (ii) all of the representations and warranties of the Purchaser Parties set forth in this Agreement and in any certificate delivered by or on behalf of any Purchaser Party pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Purchaser Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

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(b) Agreements and Covenants. Each of the Purchaser Parties shall have performed in all material respects all of its respective obligations and complied in all material respects with all of its respective agreements and covenants under this Agreement and the Ancillary Documents to which any of them is a party, in each case to be performed or complied with by them on or prior to the Closing Date.

(c) No Purchaser Material Adverse Effect. No Purchaser Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement that is continuing and uncured.

(d) Domestication. The Domestication shall have been completed as provided in Section 7.21 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company.

(e) Trust Account. The Purchaser shall have made (and shall have caused the Trustee to make) appropriate arrangements to have the Trust Account available to the Purchaser at the Closing for payment of (i) amounts payable to Purchaser Shareholders that have validly exercised Redemption rights, (ii) the Purchaser Transaction Costs, subject to the Purchaser Expense Cap, and (iii) the remaining balance to be contributed in accordance with Section 1.01, including the Closing Contributions, at the Closing.

(f) Minimum Cash Condition. As of the Closing, the aggregate cash proceeds available for release to the Purchaser from the Trust Account in connection with the Transactions (after, for the avoidance of doubt, giving effect to all of the Purchaser Shareholder Redemptions), plus the gross proceeds of the PIPE Investment available to Purchaser, less all Company Transaction Costs and Purchaser Transaction Costs, shall be equal to or greater than $90,000,000 (the “Minimum Cash Condition”).

(g) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(c).

(ii) Secretary Certificate. The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Organizational Documents of the Purchaser, Pubco and Merger Sub, as applicable, as in effect as of the Closing Date (after giving effect to the Domestication, the Merger and the adoption and filing of the Pubco Charter and the Pubco Bylaws, as applicable), and (B) the resolutions of the board of directors of the Purchaser, Pubco and Merger Sub, as applicable (and, in the case of Merger Sub, the written consent of Pubco as its sole stockholder), authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby.

(iii) Ancillary Documents. The Purchaser shall have delivered to the Company:

(A) a copy of the A&R Registration Rights Agreement, duly executed by the Purchaser, Pubco, the Sponsor and the IPO Underwriter;

(B) a copy of the Lock-Up Agreements, duly executed by the Purchaser, Pubco, the Sponsor and each other party thereto (other than the Sellers), as applicable;

(C) a copy of the Company A&R Operating Agreement, duly executed by the Purchaser and Pubco, as applicable;

(D) a copy of the Tax Receivable Agreement, duly executed by the Purchaser and Pubco;

(E) a copy of the Warrant Assumption Agreement, duly executed by Pubco, the Purchaser and the warrant agent or other applicable counterparty thereto; and

(F) a copy of each Seller Class B Subscription Agreement, in each case duly executed by Pubco.

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Section 8.03 Conditions to Obligations of the Purchaser Parties. In addition to the conditions specified in Section 8.01, the obligations of the Purchaser Parties to consummate the Closing Transactions and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (where available) of the following conditions:

(a) Representations and Warranties. (i) The Company Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies) on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date (except for those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects (other than de minimis inaccuracies) as of such date), and (ii) all of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of the agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred with respect to the Target Companies, taken as a whole, since the date of this Agreement that is continuing and uncured.

(d) Recapitalization. The Recapitalization shall have been completed in accordance with this Agreement, the Closing Member Schedule, and the Exchange Schedule.

(e) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Section 8.03(a), 8.03(b) and 8.03(c).

(ii) Secretary Certificate. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Closing) and (B) the requisite resolutions of the Company’s board of managers authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Closing Transactions and the other transactions contemplated hereby and thereby.

(iii) Ancillary Documents. The Company shall have delivered to the Purchaser:

(A) a properly completed and duly executed IRS Form W-9 (or, if applicable, IRS Form W-8 or other appropriate Tax form) from each Seller;

(B) a copy of the A&R Registration Rights Agreement, duly executed by each Seller party thereto in accordance with the Closing Member Schedule;

(C) a copy of the Seller Lock-Up Agreement, duly executed by each Seller party thereto in accordance with the Closing Member Schedule;

(D) a copy of the Company A&R Operating Agreement, duly executed by the Company and each Up-C Seller;

(E) a copy of the Tax Receivable Agreement, duly executed by the Company and each Person designated on the Closing Member Schedule as a Participating TRA Holder;

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(F) a copy of the Seller Class B Subscription Agreement, duly executed by each Class B Subscriber; and

(G) the FIRPTA Certificate and the Section 1446(f) Certifications (if required pursuant to Section 7.11(g)).

(f) Material Third-Party Consents. Each Material Third-Party Consent set forth on Section 8.03(f) of the Company Disclosure Letter shall have been obtained, made or completed and shall be in full force and effect.

(g) Requisite Member Approval. The Requisite Member Approval shall have been obtained.

Section 8.04 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by, or resulted from, the failure of such Party or its Affiliates to comply with or perform any of its covenants, agreements or obligations set forth in this Agreement.

Article IX

Termination and Expenses

Section 9.01 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Company;

(b) by the Company if there has been a Modification in Recommendation, provided that the Company’s right to terminate pursuant to this Section 9.01(b) shall not be exercisable until five (5) Business Days after such Modification in Recommendation to the Company, and such right shall lapse if the Purchaser rescinds such Modification in Recommendation in writing within such five (5) Business Day period;

(c) by the Company if the Purchaser Shareholder Approvals shall not have been obtained by reason of the failure to obtain the required vote at the Purchaser Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d) by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VIII have not been satisfied or waived by the one-year anniversary of the date of this Agreement (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 9.01(d) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(e) by written notice by the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(e) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(f) by written notice by the Company to the Purchaser, if (i) there has been a breach by any of the Purchaser Parties of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of any Purchaser Party shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 8.02(a) or Section 8.02(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(f) if at such time the Company is in material uncured breach of this Agreement;

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(g) by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 8.03(a) or Section 8.03(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.01(g) if at such time any Purchaser Party is in material uncured breach of this Agreement;

(h) by written notice by the Purchaser to the Company, if (i) all the conditions set forth in Section 8.01 and Section 8.02 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) the Company fails to consummate the Transactions on or prior to the day when the Closing is required to occur pursuant to Section 2.01, (iii) the Purchaser Parties shall have irrevocably confirmed in writing to the Company that they are ready, willing and able to consummate the Closing and (iv) the Company fails to effect the Closing within five (5) Business Days following delivery of such confirmation; or

(i) by written notice by the Company to the Purchaser Parties, if (i) all the conditions set forth in Section 8.01 and Section 8.03 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) the Purchaser fails to consummate the Transactions on or prior to the day when the Closing is required to occur pursuant to Section 2.01, (iii) the Company shall have irrevocably confirmed in writing to the Purchaser Parties that it is ready, willing and able to consummate the Closing and (iv) the Purchaser Parties fail to effect the Closing within five (5) Business Days following delivery of such confirmation.

Section 9.02 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 9.01 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 9.01 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Section 7.15, Section 7.16, Article X, and this Section 9.02 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 10.16).

Article X

Miscellaneous

Section 10.01 No Survival. Except in the case of a Fraud Claim against a Person, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of any representation, warranty, covenant, obligation, agreement or other provision, shall survive the Closing (and there shall be no Liability after the Closing in respect thereof), except for those covenants and agreements contained herein that by their terms expressly apply in whole or in part at or after the Closing, and then only with respect to any breaches occurring at or after the Closing.

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Section 10.02 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by electronic means (including email), with affirmative confirmation of receipt, (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to any of the Purchaser Parties (including, following the Closing, Pubco and Purchaser), to:

Inflection Point Acquisition Corp. VI

IPFX PubCo, Inc.

IPFX Merger Sub, Inc.

1680 Michigan Avenue Suite 700 #1031

Miami Beach, FL 33139

Attn:

Email:

with a copy (which will not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

Attn: Joel Rubinstein, Jeff Gilson

Email: joel.rubinstein@whitecase.com,

jeff.gilson@whitecase.com

If to the Company, to: Quantum Space, LLC 801 Thompson Avenue Rockville, MD 20852 Attn: Email:

with a copy (which will not constitute notice) to:

Reed Smith LLP

2850 N. Harwood Street, Suite 1500

Dallas, TX 75201

Attn: Lynwood E. Reinhardt Jr., Esq.

Jocelyne E. Kelly

Email: LReinhardt@reedsmith.com

Jocelyne.Kelly@reedsmith.com

Section 10.03 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Parties, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

Section 10.04 Third Parties. Except for (a) the rights set forth in Section 7.18, who the Parties acknowledge and agree are express third-party beneficiaries of this Agreement, and (b) the Founder Participant with respect to Section 7.14, who the Parties acknowledge and agree is an express third-party beneficiary of this Agreement, nothing in this Agreement or in any instrument or document executed by any Party in connection with the Transactions shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

Section 10.05 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, if the Closing occurs, then Pubco shall pay or reimburse, or cause to be paid or reimbursed, all unpaid Company Transaction Costs and unpaid Purchaser Transaction Costs up to the Purchaser Expense Cap, in accordance with Section 1.01. The amount of any Purchaser Transaction Costs in excess of the Purchaser Expense Cap shall be borne by the Sponsor and its Affiliates without recourse to the Purchaser Parties (including, for the avoidance of doubt, funds from the Trust Account) and the Target Companies.

Section 10.06 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

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Section 10.07 Jurisdiction. Any proceeding or Legal Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have jurisdiction, in the United States District Court for the District of Delaware and to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Legal Proceeding, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Legal Proceeding shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding, suit or proceeding brought pursuant to this Section 10.07.

Section 10.08 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.09 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages will be inadequate and the non-breaching Parties may have no adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

Section 10.10 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

Section 10.11 Amendment; Waiver. This Agreement may be amended, supplemented or modified, and the provisions hereof may be waived, only by execution of a written instrument signed by the Purchaser Parties and the Company. Any Party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, board of managers or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of any other Party, (b) waive any inaccuracies in the representations and warranties of any other Party that are contained in this Agreement or (c) waive compliance by any other Party with any of the agreements or conditions contained in this Agreement, but any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver. No course of dealing between the Parties, no failure on the part of any Party to exercise or assert, and no delay on the part of any Party in exercising, any right hereunder shall operate as a waiver of any such right; nor shall any waiver of any term or condition be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.

Section 10.12 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties,

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covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

Section 10.13 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its shareholders under the Cayman Companies Act or DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

Section 10.14 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.15 Legal Representation.

(a) Conflicts and Privilege.

(i) The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (x) the Sponsor, stockholders, shareholders or holders of other equity securities of the Purchaser or the Sponsor and any of their respective directors, managers, members, partners, officers, employees or Affiliates (collectively, the “IPFX Group”), on the one hand, and (y) Pubco, the Purchaser following the Closing and/or any member of the Company Group, on the other hand, any legal counsel that represented the

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Purchaser or the Sponsor prior to the Closing (including W&C) may represent the Sponsor or any other member of the IPFX Group in such dispute even though the interests of such Persons may be directly adverse to Pubco, the Purchaser, the Company and their respective Affiliates (in each case, following the Closing), and even though such counsel may have represented the Purchaser in a matter substantially related to such dispute, or may be handling ongoing matters for the Sponsor or the Purchaser. The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), further agree that, as to all legally privileged communications made prior to the Closing in connection with the negotiation, preparation, execution, delivery and performance of, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby between or among the Purchaser, the Sponsor or any other member of the IPFX Group, on the one hand, and W&C, on the other hand, the attorney-client privilege and the expectation of client confidence shall survive the Transactions and belong to the IPFX Group after the Closing and shall not pass to or be claimed or controlled by Pubco, the Purchaser, the Company or their respective Affiliates (in each case, following the Closing). Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with the Purchaser or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Purchaser.

(ii) The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (x) the stockholders, shareholders or holders of other equity securities of the Company and/or any of their respective directors, managers, members, partners, officers, employees or Affiliates (collectively, the “QS Group”), on the one hand, and (y) Pubco or Purchaser (in each case, following the Closing) or any member of the IPFX Group, on the other hand, any legal counsel that represented the Company prior to the Closing (including Reed Smith LLP (“RS”)) may represent any member of the QS Group in such dispute even though the interests of such Persons may be directly adverse to the Company (following the Closing), and even though such counsel may have represented the Purchaser and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company (following the Closing). The Purchaser Parties and the Company, on behalf of their respective successors and assigns (including, after the Closing), further agree that, as to all legally privileged communications made prior to the Closing in connection with the negotiation, preparation, execution, delivery and performance of, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Ancillary Document or the Transactions between or among the Company or any member of the QS Group, on the one hand, and RS, on the other hand, the attorney-client privilege and the expectation of client confidence shall survive the Transactions. Notwithstanding the foregoing, any privileged communications or information shared by the Purchaser prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Company following the Closing.

(b) Company Privilege; Waiver.

(i) RS has represented the QS Group and the Target Companies with respect to the Transactions. All Parties recognize the commonality of interest that exists, and that will continue to exist until the Closing, and the Parties agree that such commonality of interest should continue to be recognized after the Closing. Specifically, the IPFX Group, Pubco, the Purchaser and, following the Closing, the Company, agree that they shall not, and shall cause their Affiliates not to, seek to have RS disqualified from representing (a) any member of the QS Group in connection with any dispute that may arise between such parties and the IPFX Group, Pubco, or the Target Companies or (b) Pubco, the Purchaser following the Closing or any of the Target Companies in connection with any dispute that may arise between such parties and the members of the QS Group.

(ii) Without limiting the foregoing, the IPFX Group (on their own behalf and on behalf of their Representatives and Affiliates) acknowledge and agree that RS has been and will be providing legal advice to the Company Parties in connection with this Agreement, the Ancillary Documents and the transactions contemplated herein and therein, and in such capacity has had and will have confidential and privileged communications with the Company Parties, including written and electronic communications between or among RS and the Company Parties relating to this Agreement, the Ancillary Documents and the Transactions.

Section 10.16 Waiver of Claims Against Trust. The Company acknowledges that the Purchaser is a special purpose company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the IPO Prospectus available at www.sec.gov, substantially all of the Purchaser’s assets consist of the cash proceeds of the Purchaser’s initial public offering and private placements of its securities and substantially

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all of those proceeds have been deposited in the Trust Account for the benefit of the Purchaser, its public shareholders (the “Purchaser Shareholders”) and the IPO Underwriter. The Company acknowledges that it has been advised by the Purchaser that, except with respect to interest earned on the funds held in the Trust Account that may be released to the Purchaser to pay its franchise Tax, income Tax and similar obligations, and as otherwise provided by the Trust Agreement, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if the Purchaser completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the IPO Prospectus, (ii) if the Purchaser fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to the Purchaser in limited amounts to permit the Purchaser to pay the costs and expenses of its liquidation and dissolution, and then to the Purchaser Shareholders, and (iii) if the Purchaser holds a shareholder vote to amend the Purchaser’s Organizational Documents to modify the substance or timing of the obligation to redeem 100% of the Purchaser Class A Ordinary Shares if the Purchaser fails to complete a Business Combination within the allotted time period or to otherwise modify any other material provision of the Purchaser’s Organizational Documents relating to its shareholders’ rights or its pre-initial Business Combination activity, then for the redemption of any Purchaser Ordinary Shares properly tendered in connection with such vote. For and in consideration of the Purchaser entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company, on behalf of itself, its Affiliates and its and their respective Representatives, hereby irrevocably waives any right, title, interest or claim of any kind that they have or may have in the future in or to any monies in the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom to the Purchaser’s public shareholders for any reason whatsoever; provided that nothing in this Section 10.16 shall serve to limit or prohibit (a) any claim of the Company or its Affiliates for legal relief against monies, funds or other assets of the Purchaser, Pubco, or any of their respective Affiliates held outside the Trust Account, or (b) any claim of the Company or its Affiliates for specific performance, injunctive relief or other equitable relief in connection with the consummation of the Transactions (including a claim for the Purchaser to specifically perform its obligations under this Agreement and to cause the disbursement of the balance of the cash remaining in the Trust Account, after giving effect to the Redemptions, in accordance with the terms of this Agreement and the Trust Agreement), so long as such claim would not affect the Purchaser’s ability to fulfill its obligation to effectuate the Redemptions, and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against the Purchaser’s assets or funds that are not held in the Trust Account other than to the Purchaser’s public shareholders (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

Section 10.17 Company and Purchaser Disclosure Letters. The Company Disclosure Letter and the Purchaser Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Purchaser Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 10.18 No Recourse. Except for claims pursuant to any Ancillary Document by any party thereto against any Company Non-Party Affiliate or any Purchaser Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, and except in the case of a Fraud Claim, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the Purchaser Non-Party Affiliates, in the case of the Purchaser Parties, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with

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respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by any Target Company, any Purchaser Party or any Non-Party Affiliate concerning any Target Company, any Purchaser Party, this Agreement or the Transactions.

Article XI

Definitions

Section 11.01 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“A&R Registration Rights Agreement” has the meaning specified in the Recitals.

“Acquisition Proposal” has the meaning specified in Section 7.06.

“Additional Purchaser SEC Reports” has the meaning specified in Section 6.06(a).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Consideration” means the aggregate consideration to be received by the Sellers in respect of the Transactions, consisting of the number of Company Common Units equal to the quotient of (a) the Base Purchase Price divided by (b) the Closing Share Price.

“Agreement” has the meaning specified in the Preamble.

“AI/ML” has the meaning specified in the definition of “Software”.

“Alternative Transaction” has the meaning specified in Section 7.06(a).

“Ancillary Documents” means each of the agreements, certificates and instruments contemplated by this Agreement or otherwise related to the Transactions, in each case to be executed and delivered on the date hereof or on or prior to the Closing Date, including the Sponsor Support Agreement, the Sponsor Lock-Up Agreement, the Seller Lock-Up Agreement, the Member Support Agreement, the Company A&R Operating Agreement, the Tax Receivable Agreement, the A&R Registration Rights Agreement, the Seller Class B Subscription Agreement, the Warrant Assumption Agreement, the Pubco Charter, the Pubco Bylaws, the Certificate of Merger, the PIPE Subscription Agreements (if any) and any other agreement, certificate or instrument expressly contemplated by this Agreement to be entered into in connection with the Transactions.

“Anti-Bribery Law” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws of any jurisdiction (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Antitrust Laws” has the meaning specified in Section 7.09(b).

“Audited Financial Statements” has the meaning specified in Section 7.04(a).

“Available Purchaser Closing Cash” means, as of immediately prior to the Closing, an aggregate amount equal to the sum of (without duplication): (a) all amounts in the Trust Account, less amounts required to satisfy the Redemption, plus (b) the aggregate cash proceeds actually received by the Purchaser under the PIPE Subscription Agreements prior to or substantially concurrently with the Closing (for the avoidance of doubt, not including any Series B Investment proceeds), (c) all other cash and cash equivalents of the Purchaser, determined in accordance with GAAP as of 11:59 p.m. Eastern Time on the day immediately preceding the Closing Date and (d) the Seller Subscription Amount.

“Base Purchase Price” means $600,000,000.

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“Business Combination” has the meaning specified in Article 1.1 of the Purchaser Organizational Documents as in effect on the date hereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or, until the consummation of the Domestication, Governmental Authorities in the Cayman Islands are authorized or required by Law to close.

“Cantor” means Cantor Fitzgerald & Co., as representative of the underwriters of the IPO.

“Cayman Companies Act” means the Companies Act of the Cayman Islands (As Revised).

“Cayman Purchaser Units” has the meaning specified in the Recitals.

“Cayman Purchaser Warrant” has the meaning specified in the Recitals.

“Cayman Registrar” means the Registrar of Companies in the Cayman Islands.

“Certificate of Merger” has the meaning specified in Section 1.02.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Closing” has the meaning specified in Section 2.01.

“Closing Contributions” has the meaning specified in Section 1.01(m).

“Closing Date” has the meaning specified in Section 2.01.

“Closing Date Cash Contributions” has the meaning specified in Section 1.01(m).

“Closing Filing” has the meaning specified in Section 7.15(b).

“Closing Indebtedness” means the aggregate Indebtedness of the Target Companies outstanding as of immediately prior to the Closing.

“Closing Member Schedule” has the meaning specified in Section 7.20(b).

“Closing Press Release” has the meaning specified in Section 7.15(b).

“Closing Share Price” means the per-share redemption price applicable to a Purchaser Class A Ordinary Share elected to be redeemed pursuant to the Redemption at the Closing, as calculated in accordance with the Trust Agreement and the Purchaser Organizational Documents.

“Closing Transactions” has the meaning specified in the Recitals.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor statute thereto.

“Common Units” means the units of the Company designated as “Common Units” under the Company LLC Agreement and, following the Recapitalization, under the Company A&R Operating Agreement.

“Company” has the meaning specified in the Preamble.

“Company A&R Operating Agreement” has the meaning specified in the Recitals.

“Company Benefit Plan” means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by the Target Companies for the benefit of any employee or terminated employee of the Target Companies, or with respect to which the Target Companies have any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not (other than a multiemployer plan within the meaning of Section 3(37) of ERISA).

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“Company Common Units” means the units of the Company designated as “Common Units” under the Company A&R Operating Agreement after the consummation of the Recapitalization.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Disclosure Letter” has the meaning specified in the Preamble to Article III.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 3.01 (Organization and Standing), Section 3.02 (Authorization; Binding Agreement), Section 3.03 (Capitalization), Section 3.04 (Subsidiaries), Section 3.26 (Finders and Brokers) and Section 3.29 (No Additional Representations or Warranties).

“Company IP” means any and all Owned Intellectual Property and other Intellectual Property licensed, used or held for use by the Target Companies, including as described in Section 3.14(a).

“Company IP Licenses” means licenses, sublicenses, covenants not to sue or assert or other grant of immunity, and settlement agreements, coexistence agreements, or services agreements, and development, collaboration or research agreements (whether inbound, outbound, or otherwise) and other agreements or permissions relating to any Company IP (including the Outbound IP Licenses).

“Company LLC Agreement” means that certain Sixth Amended and Restated Limited Liability Company Agreement of the Company, dated as of December 12, 2025, by and among the Company and the members signatory thereto, as amended, restated or supplemented from time to time prior to the Recapitalization.

“Company Material Adverse Effect” means any event, state of facts, condition, change, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Target Companies, taken as a whole, or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Target Companies to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required by this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, or local, national or international political conditions, (f) any failure of the Target Companies to meet any projections or forecasts (provided that clause (f) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (g) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (h) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Target Companies, (i) any matter set forth on the Company Disclosure Letter, or (j) any action taken by, or at the request of, the Purchaser; provided, further, that any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Target Companies, taken as a whole, relative to similarly situated companies in the industry in which the Target Companies conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Target Companies, taken as a whole, relative to similarly situated companies in the industry in which the Target Companies conduct their respective operations.

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“Company Material Contract” has the meaning specified in Section 3.13(a).

“Company Non-Party Affiliates” means, collectively, each Related Person of any Target Company and each former, current or future Affiliates, Representatives, successors or permitted assigns of any such Related Person (other than, for the avoidance of doubt, the Company).

“Company Permits” has the meaning specified in Section 3.11.

“Company Real Property Leases” has the meaning specified in Section 3.16(b).

“Company Registered IP” has the meaning specified in Section 3.14(a).

“Company Software” means any and all Software which any of the Target Companies owns or purports to own, in whole or in part.

“Company Transaction Costs” means all fees, costs and expenses of the Target Companies, in each case incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Ancillary Documents and the consummation of the Transactions, including: (a) all change of control bonus payments, retention or similar payments payable solely as a result of the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing Date whether payable before (to the extent unpaid), on or following the Closing Date (excluding any “double-trigger” payments), and the employer portion of payroll Taxes payable as a result of the foregoing amounts; (b) all severance payments, retirement payments or similar payments or success fees payable pursuant to arrangements (whether written or oral) entered into prior to the Closing Date and which are payable in connection with the consummation of the Transactions, whether payable before (to the extent unpaid), on or following the Closing Date (excluding any “double-trigger” payments), and the employer portion of payroll Taxes payable as a result of the foregoing amounts; (c) all professional or transaction, deal, brokerage, legal, accounting, financial advisory or any similar fees payable in connection with the consummation of the Transactions; and (d) all costs, fees and expenses related to the D&O Tail; but excluding (i) any and all costs, fees and expenses incurred in connection with the preparation and filing of the Proxy Statement/Registration Statement (and any registration statement filed with the SEC in connection therewith) and the review and/or approval thereof by the SEC, (ii) any and all costs, fees and expenses incurred in connection with the listing on Nasdaq of the shares of Pubco Class A-1 Common Stock issued in connection with the Transactions, (iii) Transfer Taxes that are the responsibility of the Target Companies pursuant to Section 7.11(b), and (iv) any other amounts payable by the Purchaser hereunder.

“Company Units” means (a) prior to the Recapitalization, the Series B Preferred Units, the Series A-1 Units, the Series A Units, the Junior Preferred Units, the common membership units of the Company, the Incentive Units, the Management Incentive Units, the UARs (subject to the terms of the UAR Plan) and the Company Warrants, and (b) as of and following the Recapitalization, the Company Common Units, the Series B Preferred Units and the Company Warrants.

“Company Warrants” means (a) prior to the Recapitalization, each warrant or other right (other than an Incentive Unit, a Management Incentive Unit or a UAR) to acquire any Company equity interests, and (b) as of and following the Recapitalization, warrants of the Company that may be exchanged for Company Common Units in accordance with the Company A&R Operating Agreement (including any Series B Warrants).

“Confidentiality Agreement” has the meaning specified in Section 7.16(a).

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Continental” means Continental Stock Transfer & Trust Company.

“Contracts” means all legally binding contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase orders, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Copyleft Action” has the meaning specified in Section 3.14(h).

“Copyrights” has the meaning set forth in the definition of “Intellectual Property”.

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“D&O Indemnified Party” has the meaning specified in Section 7.18(a).

“D&O Tail” has the meaning specified in Section 7.18(b).

“Default Contribution Percentage” has the meaning specified in Section 1.01(d).

“DGCL” has the meaning specified in the Recitals.

“Disclosure Letters” means, collectively, the Company Disclosure Letter and the Purchaser Disclosure Letter.

“Domesticated Purchaser Class A Common Stock” has the meaning specified in the Recitals.

“Domesticated Purchaser Warrant” has the meaning specified in the Recitals.

“Domestication” has the meaning specified in the Recitals.

“DPA” means the Defense Production Act of 1950, as amended (including by the Foreign Investment Risk Review Modernization Act of 2018), 50 U.S.C. § 4565, and all rules and regulations promulgated thereunder, including 31 C.F.R. Parts 800 and 802.

“DPA Triggering Rights” means, with respect to any Foreign Person, any right, in any case other than through purely passive equity ownership, to (a) access any material non-public technical information (within the meaning of 31 C.F.R. § 800.232) of any Target Company, (b) appoint or nominate any member of, or observer to, the board of managers, board of directors or other governing body of any Target Company, (c) involvement, other than through voting of equity interests, in substantive decision-making by any Target Company regarding (i) the use, development, acquisition, safekeeping, or release of sensitive personal data of U.S. citizens, (ii) the use, development, acquisition or release of critical technologies (within the meaning of 31 C.F.R. § 800.215), or (iii) the management, operation, manufacture, or supply of covered investment critical infrastructure (within the meaning of 31 C.F.R. § 800.214), or (d) any other right that would constitute “control” (within the meaning of 31 C.F.R. § 800.208) over any Target Company.

“Electing Warrantholder” means a Series B Investor that elects to contribute its Series B Warrants to Pubco in exchange for Preferred Investor Warrants, in accordance with Section 1.01(f).

“Employment Agreements” means the employment agreements, if any, to be entered into prior to the Closing and effective as of the Closing, in form to be mutually agreed upon between the Purchaser and the Company, that shall provide terms and conditions that are market standard for comparable publicly-traded companies, with certain key employees of the Company to be mutually agreed upon by the Purchaser and the Company.

“Enforceability Exceptions” has the meaning specified in Section 6.02.

“Environmental Laws” means all applicable Laws relating to pollution, the protection or restoration of the environment (including natural resources and wildlife), human health and safety, noise, odors, or the use, generation, manufacture, processing, distribution, treatment, storage, disposal, transport, presence or handling of, or exposure to, any Hazardous Substances.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Legal Proceedings, losses, damages (including natural resource damages), costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Laws, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, environmental Permit, or any Order or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Laws, or Hazardous Substances.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) which together with a Target Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

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“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Schedule” has the meaning specified in Section 2.02.

“Export Controls and Sanctions” means the Export Administration Regulations, the International Traffic in Arms Regulations, the financial sanctions regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury and by the U.S. Department of State, and the export control and sanctions laws and regulations of any other applicable jurisdiction.

“Extension” has the meaning specified in Section 7.03(a).

“Federal Securities Laws” has the meaning specified in Section 7.07.

“Foreign Person” has the meaning specified in 31 C.F.R. § 800.224.

“Founder Incentive Arrangement” has the meaning specified in Section 7.14(b)(i).

“Founder Shares” means the Purchaser Class B Ordinary Shares of the Purchaser purchased by the Sponsor prior to the IPO and outstanding as of the date of this Agreement, which Founder Shares will, in connection with the Domestication, the Merger and the Closing, be reclassified or converted, as the case may be, into: (a) immediately prior to the Domestication, Purchaser Class A Ordinary Shares, (b) in the Domestication, into shares of Domesticated Purchaser Class A Common Stock, and (c) in the Merger, into shares of Pubco Class A-1 Common Stock, in each case as set forth in the Purchaser Organizational Documents (as in effect from time to time), the Pubco Charter and the Sponsor Support Agreement.

“Fraud Claim” means any claim based upon intentional fraud as defined under the common law of the State of Delaware.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Government Bid” means any offer, bid, proposal or quotation submitted by any Target Company to any Governmental Authority or to any prime contractor or higher-tier subcontractor of a Governmental Authority that, if accepted, would result in a Government Contract.

“Government Contract” means any Contract between any Target Company, on the one hand, and (a) a Governmental Authority, (b) any prime contractor of a Governmental Authority in such prime contractor’s capacity as a prime contractor, or (c) any higher-tier subcontractor with respect to a Contract described in clause (a) or (b), on the other hand, including any individual task, delivery or purchase order, basic ordering agreement, blanket purchase agreement, grant, cooperative agreement, other transaction agreement (OTA) or similar Contract.

“Hazardous Substances” means any pollutant, contaminant, waste, hazardous substance, hazardous material, hazardous waste, toxic substance, petroleum or petroleum-derived substance, asbestos or asbestos-containing material, polychlorinated biphenyl, per- or polyfluoroalkyl substance, radioactive material or any other substance, in each case that is regulated, listed, defined, designated or classified as hazardous, toxic, radioactive or otherwise harmful, or for which standards of conduct or liability may be imposed, under any Environmental Law.

“Incentive Units” means the Incentive Units and any other profits-interest unit issued under the Company LLC Agreement and the Management Incentive Plan, in each case outstanding immediately prior to the Closing.

“Income Taxes” means income, capital gains, franchise, and similar Taxes.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP (other than real estate leases and any other leases that would be required to be capitalized only upon

Annex A-77

adoption of ASC 842), (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by a Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligations described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss; provided that, solely for the purposes of Section 7.02(b)(iv) and Section 7.24, “Indebtedness” shall not include (i) trade payables arising in the ordinary course of business and not past due for more than ninety (90) days after the date on which such trade account was created, (ii) obligations under any lease of real property incurred in the ordinary course of business consistent with the past practices of the Company, (iii) obligations under equipment leases or operating leases (including any lease that would be required to be capitalized only upon adoption of ASC 842) incurred in the ordinary course of business and consistent with the past practices of the Company, (iv) any intercompany indebtedness among Target Companies that will be eliminated prior to or at Closing pursuant to this Agreement, or (v) any amounts included in the calculation of Company Transaction Costs or Purchaser Transaction Costs.

“Intellectual Property” means any and all intellectual, industrial, or proprietary property and all rights, title, and interest therein or thereto arising anywhere in the world, whether registered or unregistered, including in or to the following: (i) patents and patent applications, designs, utility models, patent disclosures and inventions (whether patentable or unpatentable and whether or not reduced to practice), including any continuations, divisions, continuations in part, renewals, divisionals, extensions, reissues, re-examinations, provisionals, or foreign counterparts of any of the foregoing (collectively, “Patents”); (ii) trade names, trade dress, trademarks, service marks, logos, designs, slogans, certification marks, business names, corporate names, brand names (including all variations and derivations of the foregoing), doing business as designations, domain names and registrations, social media usernames, handles, and similar identifiers, and all other indicia of origin, including all goodwill associated therewith, together with all registrations, applications, and renewals relating thereto (collectively, “Trademarks”); (iii) copyrights, original works of authorship (including Software and all rights therein), copyrightable works, Internet websites and the contents thereof, moral rights, and other rights safeguarding personal and reputational interests of creators, together with all registrations and applications relating thereto (collectively, “Copyrights”); (iv) all proprietary databases and data; (v) all industrial designs and any registrations and applications therefor throughout the world; (vi) Trade Secrets; (vii) Software; (viii) causes of action, judgements, settlements, claims and demands related thereto, and rights to prosecute, sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world; (ix) any and all other intellectual or industrial property rights recognized or protectable by applicable Law in any jurisdiction; and (x) all issuances, renewals, registrations and applications of or for any of the foregoing.

“Intended Tax Treatment(s)” has the meaning specified in Section 7.11(a).

“Interim Period” has the meaning specified in Section 7.01(a).

“Investment Management Trust Agreement” means that certain Investment Management Trust Agreement, dated as of March 26, 2026, by and between the Purchaser and Continental, as Trustee.

“Investors’ Rights Agreement” means that certain Series A-1 Investors’ Rights Agreement of Quantum Space, LLC, dated as of December 12, 2025, by and among the Company and the investor parties named therein, as amended, restated or supplemented from time to time prior to the Closing.

“IPFX Group” has the meaning specified in Section 10.15(a)(i).

“IPO” means the initial public offering of Purchaser Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of March 26, 2026 (File No. 333-292443), as filed with the SEC pursuant to Rule 424(b) under the Securities Act in connection with the IPO.

“IPO Underwriter” means Cantor, as representative of the underwriters of the IPO.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

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“IT Assets” means any and all technology, devices, computers, hardware, Software (including firmware and middleware), systems, sites, servers, networks, workstations, routers, hubs, circuits, switches, interfaces, websites, platforms, data communications lines, data and databases, peripherals, and all other information or operational technology, communications, telecommunications, and storage assets or data processing assets, facilities, systems, services, or equipment, all data stored therein or processed thereby, and all associated documentation.

“JOBS Act” has the meaning specified in Section 6.06(e).

“Junior Preferred Units” means the units of the Company designated as “Junior Preferred Units” under the Company LLC Agreement, in each case outstanding immediately prior to the Recapitalization.

“Knowledge” means, with respect to (i) the Company, the actual knowledge, of the individuals set forth on Schedule A of the Company Disclosure Letter, and (ii) the Purchaser, the actual knowledge of the individuals set forth on Schedule A of the Purchaser Disclosure Letter.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Legal Proceedings or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards).

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Lock-Up Agreements” has the meaning specified in the Recitals.

“LTIP” means the new equity incentive plan to be adopted and approved in connection with the Closing as contemplated by Section 7.14, including the share pool, evergreen and other terms to be agreed by the Parties; for the avoidance of doubt, the LTIP constitutes a compensation matter and not seller consideration in respect of the Transactions.

“Management Incentive Plan” means the Quantum Space, LLC Management Incentive Plan and each related award agreement, in each case as in effect from time to time prior to the Closing.

“Management Incentive Units” means the units of the Company designated as Management Incentive Units (or as profits interests under the Management Incentive Plan), in each case outstanding immediately prior to the Closing.

“Material Current Government Contract” has the meaning specified in Section 3.10(a).

“Material Third-Party Consents” means each consent, approval, waiver, novation, notice or other authorization of, or filing or registration with, any Person (other than a Governmental Authority) that is required in connection with the Transactions and set forth on Section 8.03(f) of the Company Disclosure Letter.

“Member Support Agreement” means that certain Member Support Agreement entered into by and among the Purchaser, the Company and the Required Members concurrently with the execution of this Agreement, pursuant to which the Required Members agreed, among other things, to deliver written consents constituting the Requisite Member Approval (or, to the extent a written consent is not delivered, to vote in favor of the Transactions) at the times and on the conditions set forth therein.

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“Merger” has the meaning specified in the Recitals.

“Merger Effective Time” has the meaning specified in Section 1.02.

“Merger Sub” has the meaning specified in the Preamble.

“Modification in Recommendation” has the meaning specified in Section 7.13(b).

“Nasdaq” has the meaning specified in Section 6.06(a).

“Non-Party Affiliate” has the meaning specified in Section 10.18.

“OCI” has the meaning specified in Section 3.10(j).

“OFAC” has the meaning specified in Section 6.16(c).

“Offer Documents” has the meaning specified in Section 7.13(a)(i).

“Off-the-Shelf Software” means uncustomized, commercially available, “off-the-shelf” software solely for internal use under “shrink wrap,” “click wrap,” and “off the shelf” software agreements, subscription services, and other agreements for Software, each on standard terms and conditions on a non-exclusive basis, with license, maintenance, support and other fees of less than $100,000 per year.

“Open Source Software” means any Software that is subject to, distributed, transmitted, licensed, or otherwise made available pursuant to: (a) any so-called “public license,” “open source license,” “free license,” “industry standard license,” “intellectual property pool license”, (b) any license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), (c) any license to Software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation, or (d) any reciprocal license approved by the Open Source Initiative, in each case whether or not source code is available or included in such license and including any similar license.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Outbound IP License” has the meaning specified in Section 3.14(d).

“Outside Date” has the meaning specified in Section 9.01(d).

“Owned Intellectual Property” means any and all Intellectual Property which any of the Target Companies owns (or purports to own), in whole or in part, and includes the Company Software and all other Intellectual Property required to be set forth in Section 3.14(a) of the Company Disclosure Letter.

“Party(ies)” has the meaning specified in the Preamble.

“Patents” has the meaning set forth in the definition of “Intellectual Property”.

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

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“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not yet due and payable or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto in accordance with GAAP, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which either are (i) not due and payable or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto in accordance with GAAP, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) Liens arising under this Agreement or any Ancillary Document, or (f) non-exclusive licenses of Owned Intellectual Property granted to customers, distributors or vendors in the ordinary course of business and consistent with past practice.

“Permitted Series A-1 Financing” means the Series A-1 Preferred Unit financing of the Company, including any related issuance of preferred equity, warrants and ordinary-course employee equity grants in connection therewith, in each case (a) not in excess of $1,000,000 in additional commitments after the date hereof, (b) consummated prior to any termination of such financing, and (c) that does not impair, delay, interfere with or prevent the Transactions, including the Recapitalization and the obtaining of the Requisite Member Approval.

“Person” means an individual, corporation, company, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“PIPE Investment” has the meaning specified in the Recitals.

“PIPE Investor” has the meaning specified in the Recitals.

“PIPE Securities” has the meaning specified in the Recitals.

“PIPE Subscription Agreements” has the meaning specified in the Recitals.

“Preferred Business Status” has the meaning specified in Section 3.10(i).

“Preferred Contributions” has the meaning specified in Section 1.01(e).

“Preferred Investor Warrants” means the warrants of Pubco to purchase Pubco Class A-1 Common Stock in substantially the form attached as Exhibit B to the Series B SPA.

“Preferred Units” means, collectively, the Series B Preferred Units, the Series A-1 Units, the Series A Units and the Junior Preferred Units.

“Premium Cap” has the meaning specified in Section 7.18(b).

“Prime Movers” means Prime Movers Lab Fund, L.P. and its Affiliates that hold equity in any Target Company immediately prior to the Closing.

“Prime Movers Financing” has the meaning specified in Section 7.19(b).

“Proxy Statement” has the meaning specified in Section 7.13(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 7.13(a)(i).

“Pubco” has the meaning specified in the Preamble.

“Pubco Board” has the meaning specified in Section 7.17(a).

“Pubco Bylaws” means the bylaws of Pubco, as amended.

“Pubco Charter” means the certificate of incorporation of Pubco filed with the Secretary of State of Delaware, as amended.

“Pubco Class A-1 Common Stock” has the meaning specified in the Pubco Charter.
Annex A-81

“Pubco Class A-2 Common Stock” has the meaning specified in the Pubco Charter.

“Pubco Class B-1 Common Stock” has the meaning specified in the Pubco Charter.

“Pubco Class B-2 Common Stock” has the meaning specified in the Pubco Charter.

“Pubco Common Stock” means, collectively, the Pubco Class A-1 Common Stock, the Pubco Class A-2 Common Stock, the Pubco Class B-1 Common Stock and the Pubco Class B-2 Common Stock.

“Pubco Convertible Preferred Stock” has the meaning specified in the Pubco Charter.

“Pubco Warrant” has the meaning specified in the Recitals.

“Pubco Warrants” means, collectively, the Pubco Warrants issued by Pubco upon the assumption of the Domesticated Purchaser Warrants pursuant to the Warrant Assumption Agreement (with separate identification of such Pubco Warrants that constitute public warrants and such Pubco Warrants that constitute private placement warrants, in each case corresponding to the underlying Purchaser Public Warrants and Purchaser Private Placement Warrants, respectively).

“Public Certifications” has the meaning specified in Section 6.06(a).

“Purchaser” has the meaning specified in the Preamble.

“Purchaser Bylaws upon Domestication” means bylaws of the Purchaser to be adopted upon the Domestication.

“Purchaser Charter upon Domestication” means a certificate of incorporation of the Purchaser to be filed with the Secretary of State of Delaware upon the Domestication.

“Purchaser Class A Ordinary Shares” means, prior to the Domestication, the Class A ordinary shares of the Purchaser, par value $0.0001 per share.

“Purchaser Class B Ordinary Shares” means, prior to the Domestication, the Class B ordinary shares of the Purchaser, par value $0.0001 per share, including the Founder Shares.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or any of its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company or any of its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Disclosure Letter” has the meaning specified in the Preamble to Article VI.

“Purchaser Expense Cap” means $7,500,000.

“Purchaser Fundamental Representations” means the representations and warranties of the Purchaser Parties set forth in Section 4.01 (Organization and Standing), Section 4.02 (Authorization; Binding Agreement), Section 5.01 (Organization and Standing), Section 5.02 (Authorization; Binding Agreement), Section 6.01 (Organization and Standing), Section 6.02 (Authorization; Binding Agreement), Section 6.05 (Capitalization), Section 6.15 (Finders and Brokers) and Section 6.23 (No Additional Representations or Warranties).

“Purchaser Material Adverse Effect” means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had or would reasonably be expected to have (a) a material adverse effect on the business, assets, financial condition or results of operations of the Purchaser, or (b) a material adverse effect on the ability of the Purchaser Parties to consummate the Transactions; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Purchaser Material Adverse Effect has occurred: (i) the announcement of this Agreement and consummation of the transactions contemplated hereby; (ii) the taking of action required by this Agreement or any Ancillary Documents; (iii) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate; (iv) any acts of terrorism or war, the outbreak or escalation of hostilities,

Annex A-82

geopolitical conditions, local, national or international political conditions; (v) changes or proposed changes in applicable Law, regulations or interpretations thereof or decisions by courts or any Governmental Authority after the date of this Agreement; (vi) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; or (vii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; provided, further, that any change, event, or occurrence referred to in clauses (iii), (iv), (v), (vi) or (vii) above may be taken into account in determining if a Purchaser Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, financial condition or results of operations of the Purchaser relative to similarly situated special purpose acquisition companies.

“Purchaser Non-Party Affiliates” means, collectively, each Related Person of any Purchaser Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any such Related Person (other than, for the avoidance of doubt, any Purchaser Party).

“Purchaser Ordinary Shares” means, collectively, the Purchaser Class A Ordinary Shares and the Purchaser Class B Ordinary Shares.

“Purchaser Organizational Documents” means the Amended and Restated Memorandum and Articles of Association of the Purchaser, adopted by special resolution dated 26 March 2026 and effective on 26 March 2026.

“Purchaser Parties” means, collectively, the Purchaser, Pubco and Merger Sub.

“Purchaser Private Placement Warrants” means the warrants of the Purchaser issued in private placements consummated in connection with the IPO and outstanding as of the date of this Agreement, each exercisable for one Purchaser Class A Ordinary Share (after the Domestication, one share of Domesticated Purchaser Class A Common Stock) on the terms set forth in the Warrant Agreement.

“Purchaser Public Filings” means all reports, schedules, forms, statements, certifications, prospectuses, registration statements and other documents required to be filed or furnished by the Purchaser with the SEC.

“Purchaser Public Shareholders” means the holders of Purchaser Class A Ordinary Shares (after the Domestication, shares of Domesticated Purchaser Class A Common Stock) issued in the IPO and outstanding as of the applicable record date or determination date.

“Purchaser Public Warrants” means the warrants forming a portion of the Purchaser Units issued in the IPO and outstanding from time to time, each exercisable for one Purchaser Class A Ordinary Share (after the Domestication, one share of Domesticated Purchaser Class A Common Stock) on the terms set forth in the Warrant Agreement, and listed on Nasdaq under the symbol “IPFXW.”

“Purchaser SEC Reports” has the meaning specified in Section 6.06(a).

“Purchaser Shareholder Approval” means the approval of (i) those Transaction Proposals identified in Section 7.13(b) requiring approval by special resolution under Cayman Islands Law, by an affirmative vote of the holders of not less than two-thirds of the outstanding Purchaser Ordinary Shares entitled to vote, who attend and vote thereupon at the Purchaser Shareholders’ Meeting, (ii) those Transaction Proposals identified in Section 7.13(b) requiring approval by ordinary resolution under Cayman Islands Law, by an affirmative vote of the holders of at least a majority of the outstanding Purchaser Ordinary Shares entitled to vote, who attend and vote thereupon at the Purchaser Shareholders’ Meeting, and (iii) with respect to any other proposal proposed to the Purchaser Shareholders, the requisite approval required under the Purchaser Organizational Documents, the Cayman Companies Act or any other applicable Law, in each case at a Purchaser Shareholders’ Meeting.

“Purchaser Shareholders” has the meaning specified in Section 10.16.

“Purchaser Shareholders’ Meeting” has the meaning specified in Section 7.13(b).

“Purchaser Transaction Costs” means: (a) all fees, costs and expenses of the Purchaser incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Ancillary Documents and the consummation of the Transactions, that are unpaid prior to the Closing, including any and all professional or transaction-related costs, fees and expenses of legal, accounting advisors, consultants, auditors, and accountants; (b) Transfer Taxes that are the responsibility of the Purchaser pursuant to Section 7.11(b); and (c) any

Annex A-83

Indebtedness of the Purchaser owed to its Affiliates or shareholders; provided, that the aggregate amount of Purchaser Transaction Costs paid or borne, directly or indirectly, by the Purchaser, the Sponsor, the Company, Pubco or any of their respective Affiliates from the Trust Account or from the capital of the Company or Pubco shall not exceed the Purchaser Expense Cap, and any Purchaser Transaction Costs in excess of the Purchaser Expense Cap shall be borne by the Purchaser, the Sponsor and their respective Affiliates without recourse to the Trust Account, the Company, Pubco or Purchaser, except with the prior written consent of the Company. For the avoidance of doubt, any costs, fees and expenses payable in connection with financing associated with the Transactions, including, without limitation, any deferred underwriting commissions and any fees and expenses payable in connection with the Series B Investment and the PIPE Investment shall not be considered Purchaser Transaction Costs.

“Purchaser Units” means the units issued by the Purchaser in the IPO and outstanding from time to time, each consisting of one Purchaser Class A Ordinary Share and one-third of one Purchaser Public Warrant, and listed on Nasdaq under the symbol “IPFXU.”

“QS Group” has the meaning specified in Section 10.15(a)(ii).

“Recapitalization” has the meaning specified in the Recitals.

“Redemption” or “Redemptions” has the meaning specified in Section 7.13(b).

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Pubco under the Securities Act with respect to the Pubco Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 7.13(a)(i).

“Related Person” means any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates and any immediate family member of any of the foregoing.

“Release” means any release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, migrating, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Legal Proceeding” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Substances, (ii) prevent the Release of any Hazardous Substances so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Required Members” means the holders of Company Units required to deliver the Requisite Member Approval (whether by written consent or vote), as set forth on Schedule C of the Company Disclosure Letter, in each case in accordance with the Company LLC Agreement, the Investors’ Rights Agreement, the ROFR/Co-Sale Agreement and applicable Law.

“Required Regulatory Approvals” means, collectively, the consents, approvals, authorizations, clearances, exemptions, waivers, registrations, declarations, notifications and filings of, with or to any Governmental Authority required to consummate the Transactions, in each case as set forth on Section 8.01(a) of the Company Disclosure Letter and Section 8.01(a) of the Purchaser Disclosure Letter, including, to the extent applicable, any required approval, clearance, expiration or termination of any waiting period under (a) any Antitrust Law, (b) any U.S. or foreign export-control, sanctions, anti-boycott or national-security Law, (c) any Federal Communications Commission, Federal Aviation Administration, National Oceanic and Atmospheric Administration, U.S. Department of Defense or other space, aviation, communications, sensitive-technology or national-security authority, and (d) Nasdaq.

“Requisite Member Approval” means the approval of this Agreement and the Transactions, including the Recapitalization, the entry into the Company A&R Operating Agreement and the other Ancillary Documents to which the Company is or will become a party, by the affirmative vote or written consent of the Required Members, pursuant to the terms and in accordance with and satisfaction of the conditions of the Company LLC Agreement, the Investors’ Rights Agreement, the ROFR/Co-Sale Agreement and applicable Law.

Annex A-84

“ROFR/Co-Sale Agreement” means that certain Right of First Refusal and Co-Sale Agreement of the Company, dated as of December 12, 2025, by and among the Company and the equityholder parties named therein, as amended, restated or supplemented from time to time prior to the Closing.

“RS” has the meaning specified in Section 10.15(a)(ii).

“Sanctioned Jurisdiction” has the meaning specified in Section 6.16(c).

“Sanctioned Person” means any Person that is (a) listed on, or owned 50% or more (in the aggregate, directly or indirectly) by, or acting on behalf of any Person listed on, the SDN List, the Sectoral Sanctions Identifications List, or any other sanctions-related list maintained by any Governmental Authority, (b) located, organized or resident in a Sanctioned Jurisdiction, or (c) the government of any Sanctioned Jurisdiction, in each case to the extent such designation, listing, location, organization or residence is sanctioned under applicable Sanctions Laws.

“Sanctions Laws” means all applicable Laws relating to economic, trade or financial sanctions, embargoes or restrictive measures administered or enforced by the U.S. Government (including the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. Department of State), the United Nations Security Council, the European Union, His Majesty’s Treasury, or any other applicable Governmental Authority.

“SDN List” has the meaning specified in Section 6.16(c).

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Class B Subscription Agreement” has the meaning specified in the Recitals.

“Seller Contributions” has the meaning specified in Section 1.01(d).

“Seller Lock-Up Agreement” has the meaning specified in the Recitals.

“Sellers” means each holder of Company Units immediately prior to the Recapitalization (other than the Company itself) that is identified as a Seller on the Closing Member Schedule and that is to receive Aggregate Consideration in respect of the Transactions, in each case as such Person executes and becomes a party to each Ancillary Document required to be executed by such Person in connection with the Transactions (which shall include the Company A&R Operating Agreement, the Seller Class B Subscription Agreement, the Seller Lock-Up Agreement, the A&R Registration Rights Agreement and the Tax Receivable Agreement, as applicable, and shall include the Member Support Agreement solely with respect to any such Person that is also a Required Member).

“Seller Subscription Amount” has the meaning specified in Section 1.01(n).

“Seller Tax Representative” means Kamal Ghaffarian.

“Series A-1 Units” means the units of the Company designated as “Series A-1 Units” under the Company LLC Agreement, in each case outstanding immediately prior to the Recapitalization.

“Series A Units” means the units of the Company designated as “Series A Units” (other than Series A-1 Units) under the Company LLC Agreement, in each case outstanding immediately prior to the Recapitalization.

“Series B Investment” has the meaning specified in the Recitals.

“Series B Investors” has the meaning specified in the Recitals.

“Series B Preference Amount” has the meaning specified in the Seventh A&R Operating Agreement of the Company, dated as of the date hereof.

“Series B Preferred Units” means the Company’s Series B Convertible Preferred Units issued hereunder having the rights, preferences and privileges set forth in the Company LLC Agreement, in the form of Exhibit A to the Series B SPA.

“Series B SPA” means that certain securities purchase agreement, dated as of the date hereof, entered into by and among Pubco, the Company and the Series B Investors, pursuant to which the Series B Investors have agreed, among

Annex A-85

other things, to purchase from the Company, and the Company has agreed, among other things, to sell to the Series B Investors, Series B Preferred Units and Series B Investor Warrants, for an aggregate purchase price of $50,000,000.

“Series B Warrants” means the Common Units purchase warrants to be delivered to the Series B Investors at the closing of the transactions contemplated by the Series B SPA.

“Signing Filing” has the meaning specified in Section 7.15(b).

“Signing Press Release” has the meaning specified in Section 7.15(b).

“Software” means any and all (a) computer software, firmware and computer programs, systems, and applications, including all source code, object code, middleware, compilers, utilities, computer programs, application programming interfaces, algorithms, heuristics, plugins, libraries, subroutines, tools, drivers, microcode, scripts, batch files, instruction sets and macros, models, and methodologies, in each case of the foregoing including all code, whether in source code, executable or object code form, together with patches, new versions or updates thereto, (b) software modules, tools, and databases, database rights, compilations, and any other electronic data files, including any and all data and collections of data, whether human readable, machine readable or otherwise, (c) deep learning, machine learning, and other artificial intelligence technologies (collectively, “AI/ML”), and (d) documentation including developer notes, instructions, comments, annotations, user manuals and other training documentation related to any of the foregoing.

“Sponsor” means Inflection Point Holdings VI LLC, a Delaware limited liability company.

“Sponsor Lock-Up Agreement” has the meaning specified in the Recitals.

“Sponsor Share Conversion” has the meaning specified in the Recitals.

“Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of the date of this Agreement (as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms), by and among the Sponsor, the Company, the Purchaser and the other parties thereto.

“Standard Contract” has the meaning specified in Section 3.13(a)(xv).

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Companies” means, collectively, the Company and its direct and indirect Subsidiaries.

“Taxes” means all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto imposed by a Governmental Authority.

“Tax Proceeding” means any audit, examination, deficiency, refund litigation, administrative proceeding, judicial proceeding or other Legal Proceeding by or before any Governmental Authority with respect to any Tax of any Target Company, the Purchaser or any of their respective Affiliates.

“Tax Receivable Agreement” has the meaning specified in the Recitals.

Annex A-86

“Tax Return” means any return, form, declaration, election, disclosure, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Top Customer” has the meaning specified in Section 3.23(a).

“Top Customers” has the meaning specified in Section 3.23(a).

“Top Supplier” has the meaning specified in Section 3.23(b).

“Top Suppliers” has the meaning specified in Section 3.23(b).

“Trademarks” has the meaning set forth in the definition of “Intellectual Property”.

“Trade Secrets” means any trade secrets, confidential information, proprietary information and technology, concepts, ideas, designs, research or development information, processes, procedures, techniques, formulae, compositions, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, methodologies, plans, descriptions, drawings, databases and data, including technical, financial, accounting, customer, marketing and business data, pricing and cost information, business and marketing plans and proposals, know-how, data, data analytics, models, licenses, mask works, discoveries, inventions, invention disclosures, modifications, extensions, improvements, and other non-public or confidential information or proprietary rights (whether or not patentable, tangible, or subject to Copyright, Trademark, or trade secret protection), and all documentation relating to any of the foregoing.

“Transaction Proposals” has the meaning specified in Section 7.13(b).

“Transactions” has the meaning specified in the Recitals.

“Transfer Taxes” has the meaning specified in Section 7.11(b).

“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

“Trust Account” has the meaning specified in Section 6.14.

“Trust Agreement” has the meaning specified in Section 6.14.

“Trustee” has the meaning specified in Section 6.14.

“UAR” means each unit appreciation right outstanding under the UAR Plan or any other agreement of any Target Company immediately prior to the Closing.

“UAR Plan” means the Quantum Space, LLC Unit Appreciation Rights Plan and each related award agreement, in each case as in effect from time to time prior to the Closing.

“Underwriting Agreement” means that certain Underwriting Agreement, dated as of March 26, 2026, by and among the Purchaser and the IPO Underwriter, relating to the IPO.

“U.S. Person” means a “United States person” as defined in Section 7701(a)(30) of the Code.

“WARN Act” has the meaning specified in Section 3.18(c).

“Warrant Agreement” means that certain Warrant Agreement, dated as of March 26, 2026, by and between the Purchaser and Continental, as warrant agent.

“Warrant Assumption Agreement” has the meaning specified in the Recitals.

“Warrant Contributions” has the meaning specified in Section 1.01(f).

“Written Consent” has the meaning specified in Section 7.13(c)(i).

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Annex A-87

IN WITNESS WHEREOF, each Party hereto has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

The Purchaser:
INFLECTION POINT ACQUISITION CORP. VI
By:	/s/ Kevin Shannon
Name:	Kevin Shannon
Title:	Chief Executive Officer
Pubco:
IPFX PUBCO, INC.
By:	/s/ Kevin Shannon
Name:	Kevin Shannon
Title:	President and Chief Executive Officer
Merger Sub:
IPFX MERGER SUB, INC.
By:	/s/ Kevin Shannon
Name:	Kevin Shannon
Title:	President and Chief Executive Officer
The Company:
QUANTUM SPACE, LLC
By:	/s/ James Bridenstine
Name:	James Bridenstine
Title:	Chief Executive Officer

{Signature Page to Business Combination Agreement}

Annex A-88

Annex B

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

[QUANTUM SPACE, Inc.]

ARTICLE I.

The name of the corporation is [Quantum Space, Inc.] (the “Corporation”).

ARTICLE II.

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Dr., City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III.

The nature of the business of the Corporation is, and the objects or purposes to be transacted, promoted or carried on by the Corporation are, to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as it now exists or may hereafter be amended and supplemented (the “DGCL”), including, without limitation, (i) directly or indirectly, investing in securities of [Inflection Point Acquisition Corp. VI], a Delaware corporation (“Holdco”) and Quantum Space, LLC, a Delaware limited liability company (“QS LLC”), and any of their subsidiaries, (ii) exercising all rights, powers, privileges and other incidents of ownership or possession with respect to the Corporation’s assets, including managing, holding, selling and disposing of such assets and (iii) engaging in any other activities incidental or ancillary thereto.

ARTICLE IV.

Section 4.1          Authorized Stock. The total number of shares of all classes of stock that the Corporation is authorized to issue is [•], consisting of five classes as follows:

(a) [•] shares of Class A-1 common stock, with a par value of $[•] per share (the “Class A-1 Common Stock”);

(b) [•] shares of Class A-2 common stock, with a par value of $[•] per share (the “Class A-2 Common Stock”);

(c) [•] shares of Class B-1 common stock, with a par value of $[•] per share (the “Class B-1 Common Stock”);

(d) [•] shares of Class B-2 common stock, with a par value of $[•] per share (the “Class B-2 Common Stock”, and together with the Class A-1 Common Stock, Class A-2 Common Stock and Class B-1 Common Stock, the “Common Stock”); and

(e) [•] shares of preferred stock, with a par value of $[•] per share (the “Preferred Stock”).

Section 4.2          Preferred Stock. The board of directors of the Corporation (the “Board of Directors”) is authorized, subject to any limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for the issuance of shares of Preferred Stock in one or more series, including “blank check” preferred stock, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series and to fix the powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, the authority to fix the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption (including sinking and purchase fund provisions), the redemption price or prices, restrictions on the issuance of shares of such series, the dissolution preferences and the rights in respect of any distribution of assets of any wholly unissued series of Preferred Stock, or any of them and to increase or decrease the number of shares of any series so created (except where otherwise

Annex B-1

provided in the Preferred Stock Designation), subsequent to the issue of that series but not below the number of shares of such series then outstanding. In case the authorized number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series (except where otherwise provided in the Preferred Stock Designation). There shall be no limitation or restriction on any variation between any of the different series of Preferred Stock as to the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof; and the several series of Preferred Stock may vary in any and all respects as fixed and determined by the resolution or resolutions of the Board of Directors or by a duly authorized committee of the Board of Directors, providing for the issuance of the various series of Preferred Stock.

Section 4.3          Number of Authorized Shares. The number of authorized shares of any of the Class A-1 Common Stock, Class A-2 Common Stock, Class B-1 Common Stock, Class B-2 Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock of the Corporation entitled to vote thereon, without a separate vote of any holders of shares of Class A-1 Common Stock, Class A-2 Common Stock, Class B-1 Common Stock, Class B-2 Common Stock or Preferred Stock, or of any series thereof, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a separate vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

Section 4.4          Common Stock. The powers, preferences and rights of the Class A-1 Common Stock, Class A-2 Common Stock, Class B-1 Common Stock and Class B-2 Common Stock, and the qualifications, limitations or restrictions thereof are as follows:

(a) Voting Rights. Except as otherwise required by law,

(i) Each share of Class A-1 Common Stock shall entitle the record holder thereof as of the applicable record date to one (1) vote per share in person or by proxy on all matters submitted to a vote of the holders of Class A-1 Common Stock, whether voting separately as a class or otherwise.

(ii) Each share of Class A-2 Common Stock shall entitle the record holder thereof as of the applicable record date to ten (10) votes per share in person or by proxy on all matters submitted to a vote of the holders of Class A-2 Common Stock, whether voting separately as a class or otherwise.

(iii) Each share of Class B-1 Common Stock shall entitle the record holder thereof as of the applicable record date to one (1) vote per share in person or by proxy on all matters submitted to a vote of the holders of Class B-1 Common Stock, whether voting separately as a class or otherwise.

(iv) Each share of Class B-2 Common Stock shall entitle the record holder thereof as of the applicable record date to ten (10) votes per share in person or by proxy on all matters submitted to a vote of the holders of Class B-2 Common Stock, whether voting separately as a class or otherwise.

(v) Except as otherwise required in this Certificate of Incorporation, the holders of shares of Class A-1 Common Stock, Class A-2 Common Stock, Class B-1 Common Stock and Class B-2 Common Stock shall vote together as a single class (or, if any holders of shares of Preferred Stock are entitled to vote together with the holders of Class A-1 Common Stock, Class A-2 Common Stock, Class B-1 Common Stock and Class B-2 Common Stock, as a single class with such holders of Preferred Stock) on all matters submitted to a vote of stockholders of the Corporation.

(b) Dividends and Distributions. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Class A-1 Common Stock or Class A-2 Common Stock with respect to the payment of dividends, holders of Class A-1 Common Stock and Class A-2 Common Stock, as such, shall be entitled to the payment of dividends on the Class A-1 Common Stock and Class A-2 Common Stock, as applicable, when, as and if declared by the Board of Directors in accordance with applicable law; provided that any dividend or distribution payable to the holders of Class A-1 Common Stock shall be payable in the same amount, on a per share basis, to the holders of Class A-2 Common Stock. Other than in connection with a dividend declared by the Board of Directors in connection with a “poison pill” or similar stockholder rights plan, dividends shall not be declared or paid on the Class B-1 Common Stock or Class B-2 Common Stock and the holders of shares of Class B-1 Common Stock or Class B-2 Common Stock shall have no right to receive dividends in respect of such shares of Class B-1 Common Stock or Class B-2 Common Stock.

Annex B-2

(c) Liquidation Rights. In the event of liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and after making provisions for preferential and other amounts, if any, to which the holders of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Class A-1 Common Stock or Class A-2 Common Stock with respect to payments in liquidation shall be entitled, the remaining assets and funds of the Corporation available for distribution shall be divided among and paid ratably to the holders of all outstanding shares of Class A-1 Common Stock and Class A-2 Common Stock in proportion to the number of shares held by each such stockholder. The shares of Class B-1 Common Stock and Class B-2 Common Stock are non-economic interests and the holders thereof shall not be entitled to receive any assets or funds of the Corporation upon any liquidation, dissolution or winding up of the Corporation, except to the extent (if any) required by applicable law. A Change of Control (other than approval of a plan of complete liquidation or dissolution of the Corporation) shall not be considered to be a dissolution, liquidation or winding up of the Corporation within the meaning of this Section 4.4(c).

(d) Permitted Ownership.

(i) From and after the effectiveness of this Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), shares of Class B-1 Common Stock and Class B-2 Common Stock may be issued only to, and registered only in the name of, the Existing Owners (as defined below), their respective successors and assigns and their respective Permitted Transferees (as defined below) in accordance with Section 4.5 (the Existing Owners, together with all such subsequent successors, assigns and Permitted Transferees, collectively, the “Permitted Class B Owners”), and the aggregate number of shares of Class B-1 Common Stock and Class B-2 Common Stock at any time registered in the name of each such Permitted Class B Owner must be equal to the aggregate number of Common Units (as defined below) held of record at such time by such Permitted Class B Owner under the LLC Agreement (as defined below).

(ii) The Corporation shall, to the fullest extent permitted by law, undertake all necessary and appropriate action to ensure that the number of shares of Class B-1 Common Stock and Class B-2 Common Stock issued by the Corporation at any time to, or otherwise held of record by, any Permitted Class B Owner shall be equal to the aggregate number of Common Units held of record at such time by such Permitted Class B Owner in accordance with the terms of the LLC Agreement.

(iii) The shares of Class B-1 Common Stock and Class B-2 Common Stock are non-economic interests. Accordingly, in the event of a Change of Control (as defined below) of the Corporation that was approved by the Board of Directors prior to or simultaneously with such Change of Control, the holders of such shares shall not be entitled to receive any consideration or distribution in respect of such shares, whether in the form of merger consideration, sale proceeds or otherwise, except to the extent (if any) required by applicable law.

Section 4.5          Conversion of Class B Common Stock and Class A-2 Common Stock.

(a) Conversion Upon Transfer.

(i) A holder of Class B-1 Common Stock or Class B-2 Common Stock may surrender shares of Class B-1 Common Stock or Class B-2 Common Stock to the Corporation for cancellation for no consideration at any time. Following the surrender or other acquisition of any shares of Class B-1 Common Stock or Class B-2 Common Stock to or by the Corporation, the Corporation will take all actions necessary to cancel and retire such shares and such shares shall not be re-issued by the Corporation.

(ii) A holder of Class B-1 Common Stock or Class B-2 Common Stock may transfer or assign shares of Class B-1 Common Stock or Class B-2 Common Stock (or any legal or beneficial interest in such shares) (directly or indirectly, including by operation of law) only to a Permitted Transferee of such holder or to a non-Permitted Transferee with the approval in advance and in writing by the Corporation, and only if such holder also simultaneously transfers, in each case, an equal number of such holder’s Common Units to such Permitted Transferee or such non-Permitted Transferee, as applicable, in compliance with the LLC Agreement. The transfer restrictions described in this Section 4.5(a)(ii) are collectively referred to as the “Restrictions.”

Annex B-3

(iii) Any purported transfer of shares of Class B-1 Common Stock or Class B-2 Common Stock in violation of the Restrictions shall be null and void ab initio. If, notwithstanding the Restrictions, a Person shall, voluntarily or involuntarily, purportedly become or attempt to become, the purported owner (“Purported Owner”) of shares of Class B-1 Common Stock or Class B-2 Common Stock in violation of the Restrictions, then the Purported Owner shall not obtain any rights in, to or with respect to, such shares of Class B-1 Common Stock or Class B-2 Common Stock (the “Restricted Shares”), and the purported transfer of the Restricted Shares to the Purported Owner shall not be recognized by the Corporation, the Corporation’s transfer agent (the “Transfer Agent”) or the Secretary of the Corporation and each holder of such Restricted Share shall, to the fullest extent permitted by law, automatically, without any further action on the part of the Corporation, the holder thereof, the Purported Owner or any other party, not be entitled to any voting right with respect to those shares.

(iv) Upon a determination by the Board of Directors that a Person has attempted or may attempt to transfer or to acquire Restricted Shares in violation of the Restrictions, the Corporation may take such action as it deems advisable to refuse to give effect to such transfer or acquisition on the books and records of the Corporation, including without limitation to cause the Transfer Agent or the Secretary of the Corporation, as applicable, to not record the Purported Owner as the record owner of the Restricted Shares, and to institute proceedings to enjoin or rescind any such transfer or acquisition.

(v) The Board of Directors (including a majority of the Directors who are disinterested with respect to the relevant transaction serving on the Board of Directors at such time) may, to the extent permitted by law, from time to time establish, modify, amend or rescind, by bylaw or otherwise, regulations and procedures not inconsistent with the provisions of this Section 4.5 for determining whether any transfer or acquisition of shares of Class B-1 Common Stock or Class B-2 Common Stock would violate the Restrictions and for the orderly application, administration and implementation of the provisions of this Section 4.5. Any such procedures and regulations shall be kept on file with the Secretary of the Corporation and with the transfer agent of the Corporation and shall be made available for inspection by and, upon written request shall be mailed to, holders of shares of Class B-1 Common Stock or Class B-2 Common Stock, as applicable.

(b) Voluntary Conversion of High-Vote Shares. Each one (1) share of Class A-2 Common Stock shall be convertible into one (1) share of Class A-1 Common Stock, and each one (1) share of Class B-2 Common Stock shall be convertible into one (1) share of Class B-1 Common Stock, at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation. Shares of Class A-2 Common Stock that are converted into shares of Class A-1 Common Stock and shares of Class B-2 Common Stock that are converted into shares of Class B-1 Common Stock as provided in this Section 4.5(b) shall be retired and may not be reissued.

(c) Automatic Conversion (Sunset). On the earliest to occur of: (i) the date that is seven (7) years from the date hereof; (ii) the first date on which the High-Vote Holders, together with their respective Qualified Transferees, cease to Beneficially Own (as defined in Section 4.5(g)), in the aggregate, at least 33.33% of the number of shares of Class A-2 Common Stock and Class B-2 Common Stock issued to and Beneficially Owned by the High-Vote Holders immediately following the Effective Time (adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction); and (iii) with respect to any individual High-Vote Holder, the date that is twelve (12) months after the death or Permanent Incapacity (as defined in Section 4.5(g)(v)) of such High-Vote Holder (but only with respect to the shares of Class A-2 Common Stock and Class B-2 Common Stock Beneficially Owned by such High-Vote Holder and such High-Vote Holder’s Qualified Transferees) (the earliest of the foregoing, the “Automatic Conversion Date”), each outstanding share of Class A-2 Common Stock shall automatically, without any further action by the Corporation or any stockholder, convert into one (1) fully paid and nonassessable share of Class A-1 Common Stock, and each outstanding share of Class B-2 Common Stock shall automatically convert into one (1) fully paid and nonassessable share of Class B-1 Common Stock. Following such conversion, the reissuance of such shares of Class A-2 Common Stock and Class B-2 Common Stock shall be prohibited, and such shares of Class A-2 Common Stock and Class B-2 Common Stock shall be retired and cancelled in accordance with the applicable provisions of the DGCL, and upon such retirement and cancellation, all references to Class A-2 Common Stock and Class B-2 Common Stock in this Certificate of Incorporation shall be eliminated.

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(d) Conversion Procedures. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A-1 Common Stock and Class B-1 Common Stock, solely for the purpose of effecting the conversion(s) of the shares of Class A-2 Common Stock and Class B-2 Common Stock pursuant to this Section 4.5, such number of shares of Class A-1 Common Stock and Class B-1 Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class A-2 Common Stock and Class B-2 Common Stock into shares of Class A-1 Common Stock and Class B-1 Common Stock, respectively.

(e) Policies and Procedures. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Class A-2 Common Stock and Class B-2 Common Stock and the Corporation’s classified stock structure, including the issuance of stock certificates with respect thereto, as it may deem reasonably necessary or advisable, and may from time to time request that holders of shares of Class B-1 Common Stock, Class B-2 Common Stock, Class A-1 Common Stock or Class A-2 Common Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of such shares and to confirm that a conversion of such Class A-2 Common Stock or Class B-2 Common Stock pursuant to this Section 4.5 has not occurred. A determination by the Secretary of the Corporation that a conversion of any shares of Class A-2 Common Stock or Class B-2 Common Stock pursuant to this Section 4.5 has occurred shall be conclusive and binding.

(f) Effect of Conversion. In the event of a conversion of shares of Class A-2 Common Stock or Class B-2 Common Stock pursuant to this Section 4.5, such conversion(s) shall be deemed to have been made at the time that the applicable transfer of shares or voluntary conversion of shares occurred or immediately upon the Automatic Conversion Date. Upon any conversion of Class A-2 Common Stock or Class B-2 Common Stock pursuant to this Section 4.5, all rights of the former holder of such shares with respect to such shares shall cease and the Person or Persons in whose name or names the certificate or certificates representing the shares of Class A-1 Common Stock or Class B-1 Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares. The Corporation shall provide notice of such conversion to record holders of such shares as soon as practicable following the occurrence of the applicable transfer of shares or voluntary conversion of shares or promptly following the Automatic Conversion Date; provided, however, that the Corporation may satisfy such notice requirements by providing such notice prior to the occurrence of the applicable transfer of shares or voluntary conversion of shares or the Automatic Conversion Date.

(g) Beneficial Ownership; Qualified Transferees; Attribution.

(i) Beneficial Ownership. For purposes of this Section 4.5, a Person shall be deemed to “Beneficially Own” or have “Beneficial Ownership” of any shares of Class A-2 Common Stock or Class B-2 Common Stock (A) of which such Person or any of such Person’s Affiliates is the record owner, (B) of which such Person or any of such Person’s Affiliates has the right to acquire (whether such right is exercisable immediately or only after the passage of time or upon the satisfaction of one or more conditions) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, (C) of which such Person or any of such Person’s Affiliates has the right to vote or direct the voting pursuant to any agreement, arrangement or understanding (whether or not in writing), or (D) that are Beneficially Owned by any Qualified Transferee of such Person (which shares shall be attributed to such Person for purposes of determining such Person’s Beneficial Ownership). For the avoidance of doubt, a Person shall not be deemed to Beneficially Own shares solely because such Person has entered into a support, voting or similar agreement with respect to such shares in connection with a Change of Control or other business combination transaction.

(ii) Qualified Transferees. For purposes of this Section 4.5, a “Qualified Transferee” of a High-Vote Holder means: (A) such High-Vote Holder’s spouse or domestic partner, parents, grandparents, lineal descendants (including by adoption), siblings and lineal descendants of siblings (including by adoption) (collectively, “Family Members”); (B) a trust for the benefit of (1) such High-Vote Holder, (2) one or more Family Members of such High-Vote Holder, or (3) any other Person(s), so long as such High-Vote Holder retains sole dispositive power and exclusive voting control over the shares of Class A-2 Common Stock or Class B-2 Common Stock held by such trust; (C) a corporation, partnership, limited liability company or other entity (1) of which such High-Vote Holder and/or one or more Family Members of such High-Vote Holder own all of the outstanding equity interests or (2) over which such High-Vote Holder has sole dispositive power and exclusive voting control with respect to the shares of Class A-2 Common Stock or Class B-2 Common Stock held by such entity; (D) an individual retirement account or pension, profit sharing, stock bonus or other type of plan or trust of which such High-Vote Holder is a participant or beneficiary and which has sole dispositive power and exclusive voting control over the shares of Class A-2 Common

Annex B-5

Stock or Class B-2 Common Stock held by such plan or trust; (E) a charitable remainder trust, the income beneficiaries of which are limited to such High-Vote Holder and/or one or more Family Members of such High-Vote Holder; (F) a revocable trust which may be revoked by such High-Vote Holder, from which such High-Vote Holder is the sole income beneficiary during the lifetime of such High-Vote Holder, and over which such High-Vote Holder has sole dispositive power and exclusive voting control over the shares of Class A-2 Common Stock or Class B-2 Common Stock held by such trust; and (G) the estate of such High-Vote Holder. For the avoidance of doubt, except as otherwise set forth in this definition, any transfer of shares of Class A-2 Common Stock or Class B-2 Common Stock to a Person who is not a Qualified Transferee shall result in the automatic conversion of such shares into shares of Class A-1 Common Stock or Class B-1 Common Stock, as applicable, in accordance with Section 4.5(a).

(iii) Attribution Rules. For purposes of calculating whether the 33.33% ownership threshold in Section 4.5(c)(ii) has been met: (A) all shares of Class A-2 Common Stock and Class B-2 Common Stock Beneficially Owned by a High-Vote Holder’s Qualified Transferees shall be attributed to, and aggregated with the shares Beneficially Owned by, such High-Vote Holder; (B) shares Beneficially Owned by a Family Member who is himself or herself a High-Vote Holder shall only be counted once (and shall not be double-counted by attribution to another High-Vote Holder); (C) shares that have been converted into shares of Class A-1 Common Stock or Class B-1 Common Stock pursuant to Section 4.5(a) or Section 4.5(b) shall no longer be counted; and (D) if a Qualified Transferee ceases to meet the requirements of the applicable clause of the definition of Qualified Transferee (including by reason of a change in beneficiaries, ownership, control or dispositive power), the shares of Class A-2 Common Stock or Class B-2 Common Stock held by such Qualified Transferee shall automatically convert into shares of Class A-1 Common Stock or Class B-1 Common Stock, as applicable, unless such shares are transferred to another Qualified Transferee or to the original High-Vote Holder within thirty (30) days of such cessation.

(iv) Indirect Transfers. For purposes of this Section 4.5, an “indirect transfer” of shares of Class A-2 Common Stock or Class B-2 Common Stock shall be deemed to occur if (A) a High-Vote Holder transfers or otherwise disposes of any equity interest in a Qualified Transferee that is an entity, or (B) any other change occurs with respect to a Qualified Transferee such that such Qualified Transferee would no longer meet the requirements of the applicable clause of the definition of Qualified Transferee, in each case, unless, immediately following such transfer, disposition or change, the applicable High-Vote Holder (or another Qualified Transferee of such High-Vote Holder) continues to have sole dispositive power and exclusive voting control over the shares of Class A-2 Common Stock or Class B-2 Common Stock held by such entity. Any indirect transfer that does not satisfy the foregoing requirements shall be treated as a transfer to a non-Qualified Transferee and shall result in the automatic conversion of such shares into shares of Class A-1 Common Stock or Class B-1 Common Stock, as applicable.

(v) Death and Permanent Incapacity. For purposes of this Section 4.5, “Permanent Incapacity” means, with respect to any High-Vote Holder who is a natural person, that such High-Vote Holder has been determined by a court of competent jurisdiction to be mentally incompetent or to lack capacity to manage such High-Vote Holder’s financial affairs, and such determination has not been reversed within one hundred eighty (180) days of such determination. Upon the death or Permanent Incapacity of a High-Vote Holder, the shares of Class A-2 Common Stock and Class B-2 Common Stock Beneficially Owned by such High-Vote Holder (including shares held by such High-Vote Holder’s Qualified Transferees) shall not automatically convert into shares of Class A-1 Common Stock or Class B-1 Common Stock, as applicable, until the date that is twelve (12) months after such death or Permanent Incapacity (the “Grace Period”); provided that if, prior to the expiration of the Grace Period, such shares are transferred to a Qualified Transferee of such High-Vote Holder (or, in the case of Permanent Incapacity, such High-Vote Holder regains capacity), such shares shall not convert as a result of such death or Permanent Incapacity. For the avoidance of doubt, shares Beneficially Owned by a deceased or Permanently Incapacitated High-Vote Holder shall continue to be counted toward the 33.33% ownership threshold in Section 4.5(c)(ii) during the Grace Period.

(vi) Entity Reorganizations. Notwithstanding anything to the contrary in this Section 4.5, the following transactions shall not be deemed to be a transfer of shares of Class A-2 Common Stock or Class B-2 Common Stock and shall not result in the conversion of such shares: (A) a merger, consolidation or reorganization of a Qualified Transferee that is an entity with or into another entity, so long as the surviving or resulting entity qualifies as a Qualified Transferee of the applicable High-Vote Holder immediately following such transaction; (B) a distribution of shares of Class A-2 Common Stock or Class B-2 Common Stock by a Qualified Transferee that is an entity to its equity holders, so long as each recipient is a Qualified Transferee of the applicable High-Vote Holder; (C) a change

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in the form of organization of a Qualified Transferee (including a conversion from a corporation to a limited liability company or vice versa), so long as the converted entity qualifies as a Qualified Transferee of the applicable High-Vote Holder; and (D) any similar internal reorganization or restructuring that does not result in any Person other than a Qualified Transferee of the applicable High-Vote Holder Beneficially Owning such shares.

Section 4.6          Legends. Shares of Class B-1 Common Stock and Class B-2 Common Stock shall be uncertificated, unless otherwise determined by the Board of Directors. Any certificates representing shares of Class B-1 Common Stock or Class B-2 Common Stock, if issued, and, to the extent feasible, any book-entry notations for uncertificated shares, shall bear or reflect a legend or notation substantially in the following form (or in such other form as the Board of Directors may determine):

“THE SHARES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN THE CERTIFICATE OF INCORPORATION OF THE CORPORATION, AS IT MAY BE AMENDED, RESTATED OR OTHERWISE MODIFIED FROM TIME TO TIME. THE CORPORATION WILL FURNISH A COPY OF SUCH RESTRICTIONS TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.”

Section 4.7          Amendment. Except as otherwise required by law or this Certificate of Incorporation (including any Preferred Stock Designation), holders of Class A-1 Common Stock, Class A-2 Common Stock, Class B-1 Common Stock and Class B-2 Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) or the DGCL.

ARTICLE V.

Section 5.1          Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares or other securities at least as many shares of Class A-1 Common Stock or other securities equal to (i) the then-outstanding number of Common Units (as defined in the LLC Agreement) held by the holders of Common Units (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) subject to Redemption (as defined in the LLC Agreement) from time to time, (ii) the number of shares of Class A-1 Common Stock required to satisfy its obligations under Section 4.5(d) and (iii) the number of shares of Class A-1 Common Stock issuable upon the conversion of the then-outstanding shares of Convertible Preferred Stock, if any.

Section 5.2          Splits. If the Corporation at any time combines or subdivides (by any stock split, stock dividend, recapitalization, reorganization, merger, amendment of this Certificate of Incorporation, scheme, arrangement or otherwise) the number of shares of Class A-1 Common Stock into a greater or lesser number of shares, the shares of Class A-2 Common Stock, Class B-1 Common Stock and Class B-2 Common Stock outstanding immediately prior to such combination or subdivision shall be proportionately similarly combined or subdivided such that the ratio of the number of shares of outstanding Class A-2 Common Stock, Class B-1 Common Stock and Class B-2 Common Stock to shares of outstanding Class A-1 Common Stock immediately prior to such combination or subdivision shall, in each case, be maintained immediately after such combination or subdivision. Any adjustment described in this Section 5.2 shall become effective at the close of business on the date such combination or subdivision becomes effective. In no event shall the shares of Class A-2 Common Stock, Class B-1 Common Stock or Class B-2 Common Stock be split, subdivided, or combined (including by way of stock dividend) unless the outstanding shares of Class A-1 Common Stock shall be proportionately split, subdivided or combined, and in no event shall the shares of Class A-1 Common Stock be split, subdivided, or combined (including by way of stock dividend) unless the outstanding shares of Class A-2 Common Stock, Class B-1 Common Stock and Class B-2 Common Stock shall be proportionately split, subdivided or combined.

Section 5.3          Coordination with LLC Agreement. The Corporation shall, and shall cause Holdco to, maintain at all times the one-for-one ratio relationships between (i) the outstanding shares of Class A-1 Common Stock and Class A-2 Common Stock and the corresponding Common Units held by Holdco, (ii) the outstanding shares of Class B-1 Common Stock and Class B-2 Common Stock and the corresponding Common Units held by the applicable Permitted Class B Owners, and (iii) the outstanding shares of Convertible Preferred Stock and the corresponding

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Company Preferred Units held by Holdco, in each case in accordance with the procedures set forth in the LLC Agreement. The Corporation and Holdco shall take all actions necessary to give effect to the provisions of the LLC Agreement relating to the foregoing ratios and to the issuance, redemption, conversion, exchange, cancellation and transfer of the Corporation’s securities and QS LLC’s securities.

ARTICLE VI.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation. In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

ARTICLE VII.

Section 7.1          Management. Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 7.2          Number of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

Section 7.3          Vacancies. Subject to applicable law and the rights of the holders of any series of Preferred Stock then outstanding, unless the Board of Directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled exclusively by the affirmative vote of a majority of the Directors then in office, even if less than a quorum, or by a sole remaining Director (other than any Director elected by the separate vote of one or more outstanding series of Preferred Stock), and not by the stockholders. Any Director so chosen shall hold office until the next annual meeting of stockholders and until his or her successor shall be duly elected and qualified, or until his or her earlier death, resignation, disqualification or removal.

Section 7.4          Removal. Subject to the rights of the holders of any series of Preferred Stock then outstanding, unless the Board of Directors otherwise determines, any Director, or the entire Board of Directors, may be removed with or without cause by the affirmative vote of holders of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors.

Section 7.5          Declassified Board. Directors shall be elected at each annual meeting of stockholders to serve until the next annual meeting and until their successors are duly elected and qualified, subject to their earlier death, resignation or removal. The provisions of this Section 7.5 are subject to the rights of the holders of any series of Preferred Stock to elect directors.

ARTICLE VIII.

Section 8.1          Action by Written Consent. For so long as the Corporation qualifies as a Controlled Company (as defined in Section 5615(c)(1) of the Nasdaq Stock Market LLC Rules or Section 303A.00 of the New York Stock Exchange Listed Company Manual, as applicable), any action required or permitted to be taken by the stockholders of the Corporation may be effected by the consent in writing of the holders of outstanding capital stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. From and after the date the Corporation ceases to qualify as a Controlled Company, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation (and may not be taken by consent of the stockholders in lieu of a meeting). In addition to the foregoing, any action required or permitted to be taken by the holders of (x) any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to

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such series of Preferred Stock, or (y) Class A-2 Common Stock, Class B-1 Common Stock or Class B-2 Common Stock, voting separately as a class (or together as a class with one or more other such classes), may be taken without a meeting, without prior notice and without a vote, in each case, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock or class of Common Stock, as applicable, having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

Section 8.2          Special Meetings. Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of (i) the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or President, or (ii) holders of capital stock representing a majority of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors. Subject to the special rights of the holders of one or more series of Preferred Stock, from and after the date the Corporation ceases to qualify as a Controlled Company, special meetings of the stockholders of the Corporation may not be called by the stockholders of the Corporation or any other Person.

Section 8.3          Advance Notice. Advance notice of stockholder nominations for the election of directors and of business proposed to be brought by stockholders before any meeting of stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE IX.

The affirmative vote of at least two-thirds of the voting power of the outstanding shares is required to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that for so long as any shares of Class B-1 Common Stock or Class B-2 Common Stock remain outstanding, the Corporation may not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class B-1 Common Stock and Class B-2 Common Stock, voting together as a separate class, in addition to any other vote required by applicable law or this Certificate of Incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Certificate of Incorporation: (1) in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of Class B-1 Common Stock or Class B-2 Common Stock so as to affect them adversely; provided, further, that for so long as there are shares of Class A-2 Common Stock or Class B-2 Common Stock outstanding, the Corporation may not, without the prior affirmative vote of the holders of a majority of the Class A-2 Common Stock and Class B-2 Common Stock then outstanding, voting together as a separate class, in addition to any other vote required by applicable law, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Certificate of Incorporation: (1) in a manner that is inconsistent with, or that otherwise alters or changes, any of the voting, conversion, dividend or liquidation provisions of the shares of Class A-2 Common Stock or Class B-2 Common Stock or other rights, powers, preferences or privileges thereof; (2) to provide for each share of Class A-1 Common Stock or Class B-1 Common Stock to have more than one (1) vote per share or any rights to a separate class vote of the holders of shares of Class A-1 Common Stock or Class B-1 Common Stock other than as provided by this Certificate of Incorporation or required by the DGCL; or (3) to otherwise adversely impact or affect the rights, powers, preferences or privileges of the shares of Class A-2 Common Stock or Class B-2 Common Stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class A-1 Common Stock and Class B-1 Common Stock; provided, further, that for so long as there are shares of Class A-1 Common Stock outstanding, the Corporation may not, without the prior affirmative vote of the holders of a majority of the Class A-1 Common Stock then outstanding in addition to any other vote required by applicable law, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Certificate of Incorporation: (1) in a manner that is inconsistent with, or that otherwise alters or changes, any of the voting, conversion, dividend or liquidation provisions of the shares of Class A-1 Common Stock or other rights, powers, preferences or privileges thereof; (2) to provide for each share of Class B-1 Common Stock to have more than one (1) vote per share or each share of Class A-2 Common Stock or Class B-2 Common Stock to have more than ten (10) votes per share or for any rights to a separate class vote of the holders of shares of Class B-1

Annex B-9

Common Stock, Class A-2 Common Stock or Class B-2 Common Stock other than as provided by this Certificate of Incorporation or required by the DGCL; or (3) to otherwise adversely impact or affect the rights, powers, preferences or privileges of the shares of Class A-1 Common Stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class A-2 Common Stock, Class B-1 Common Stock and Class B-2 Common Stock.

If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE X.

No director or officer of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article X, or the adoption of any provision of the Certificate of Incorporation inconsistent with this Article X, shall not adversely affect any right or protection of a director or officer of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article X to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE XI.

The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any Person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE XII.

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws of the Corporation or this Certificate of Incorporation (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article XII, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Annex B-10

Any Person purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XII. This Article XII is intended to benefit and may be enforced by the Corporation, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that Person and who has prepared or certified any part of the documents underlying the offering. Notwithstanding the foregoing, the provisions of this Article XII shall not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any paragraph of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other Persons and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XIII.

If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible and without limiting any other provisions of this Certificate of Incorporation (or any other provision of the Bylaws of the Corporation or any agreement entered into by the Corporation), the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to, or for the benefit of, the Corporation to the fullest extent permitted by law.

To the fullest extent permitted by law, each and every Person purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) this Certificate of Incorporation, (b) the Bylaws of the Corporation and (c) any amendment to this Certificate of Incorporation or the Bylaws of the Corporation enacted or adopted in accordance with this Certificate of Incorporation, the Bylaws of the Corporation and applicable law.

ARTICLE XIV.

Section 14.1        Scope and Purpose. In recognition and anticipation that (i) certain directors, managers, principals, officers, employees and/or other representatives of the Principal Stockholders and their Affiliates (as defined below) may serve as directors, officers or agents of the Corporation, (ii) the Principal Stockholders and their Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (iii) members of the Board who are not employees of the Corporation or a majority-owned subsidiary thereof (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article XIV are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Principal Stockholders, the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

Section 14.2        Renunciation of Corporate Opportunities. None of (i) the Principal Stockholders or any of their Affiliates or (ii) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (the Persons (as defined below) identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an

Annex B-11

“Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 14.3. Subject to Section 14.3, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, offers or directs such corporate opportunity to another Person, or does not communicate information regarding such corporate opportunity to the Corporation or any Affiliate of the Corporation.

Section 14.3        Exception for Director and Officer Opportunities. The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) if such opportunity is expressly offered to such Person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section 14.2 shall not apply to any such corporate opportunity.

Section 14.4        Excluded Opportunities. In addition to and notwithstanding the foregoing provisions of this Article XIV, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted, to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

Section 14.5        Definition of Affiliate. Solely for purposes of this Article XIV, “Affiliate” shall mean (a) in respect of any Principal Stockholder, any Person that, directly or indirectly, is controlled by such Principal Stockholder, controls such Principal Stockholder or is under common control with such Principal Stockholder and shall include (i) any principal, member, director, manager, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation) and (ii) any funds or vehicles advised by Affiliates of such Principal Stockholder, (b) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation.

Section 14.6        Deemed Notice and Consent. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XIV.

ARTICLE XV.

Section 15.1        Definitions. As used in this Certificate of Incorporation, the following terms shall have the following meaning:

(a) “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person;

(b) “Business Combination Agreement” means that certain Business Combination Agreement, dated as of June 8, 2026, by and among the Corporation, Quantum Space, LLC, Inflection Point Acquisition Corp. VI and IPFX Merger Sub, Inc., as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

Annex B-12

(c) “Change of Control” means the occurrence of any of the following events: (1) any “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person and its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan, and excluding the Permitted Transferees) becomes the “beneficial owner” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of shares of Class A-1 Common Stock, Class A-2 Common Stock, Class B-1 Common Stock, Class B-2 Common Stock, Preferred Stock and/or any other class or classes of capital stock of the Corporation (if any) representing in the aggregate more than 50% of the voting power of all of the outstanding voting stock of the Corporation; (2) the stockholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation or there is consummated a transaction or series of related transactions for the sale, lease, exchange or other disposition, directly or indirectly, by the Corporation of all or substantially all of the Corporation’s assets (including a sale of all or substantially all of the assets of QS LLC); (3) there is consummated a merger or consolidation of the Corporation or QS LLC with any other corporation or entity, and, immediately after the consummation of such merger or consolidation, the voting securities of the Corporation outstanding immediately prior to such merger or consolidation do not continue to represent, or are not converted into, voting securities representing in the aggregate more than 50% of the voting power of all of the outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a subsidiary, the ultimate parent thereof; or (4) Holdco ceases to be the sole managing member of QS LLC, or the Corporation ceases to wholly own Holdco. Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred (A) by virtue of the consummation of any transaction or series of integrated transactions immediately following which the beneficial owners of the Class A-1 Common Stock, Class A-2 Common Stock, Class B-1 Common Stock, Class B-2 Common Stock, Preferred Stock and/or any other class or classes of capital stock of the Corporation immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares of, an entity which owns, directly or indirectly, all or substantially all of the assets of the Corporation immediately following such transaction or series of transactions or (B) in connection with an Automatic Conversion (as defined in Section 4.5(c)).

(d) “Common Unit” means a membership interest in QS LLC, authorized and issued under the LLC Agreement, and constituting a “Common Unit” as defined in such LLC Agreement.

(e) “Control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. A Person who is the owner of ten percent (10%) or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such Person holds voting stock, in good faith and not for the purpose of circumventing this section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(f) “Convertible Preferred Stock” means the series of convertible preferred stock, par value $[•] per share, of the Corporation, having the rights, preferences and privileges set forth in the applicable Preferred Stock Designation, which corresponds to the Company Preferred Units held by Holdco under the LLC Agreement.

(g) “Director” means a member of the Board of Directors.

(h) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

(i) “Existing Owner” means each of the members (other than Holdco) of QS LLC, as set forth on Schedule 2 of the LLC Agreement as of the effective time of the adoption of the LLC Agreement.

(j) “High-Vote Holder” means any Existing Owner who is designated on the Exchange Schedule (as defined in the Business Combination Agreement) as electing high-vote treatment and whose Class A-2 Common Stock and/or Class B-2 Common Stock has not converted to Class A-1 Common Stock or Class B-1 Common Stock, as applicable.

Annex B-13

(k) “LLC Agreement” means the Eighth Amended and Restated Limited Liability Company Agreement of QS LLC, as such agreement may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time.

(l) “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a Person that individually or with or through any of its Affiliates:

(i) beneficially owns such stock, directly or indirectly; or

(ii) has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the owner of any stock because of such Person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten or more Persons; or

(iii) has any agreement, arrangement or understanding, for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of subsection (ii) above), or disposing such stock, with any other Person that beneficially owns, or whose Affiliates beneficially own, directly or indirectly, such stock.

(m) “Permitted Transferee” has the meaning given to it in the LLC Agreement (with such necessary changes in the details thereof as are necessitated by the context).

(n) “Person” means, except as otherwise provided in the definition of “Change of Control,” any individual, corporation, partnership, limited liability company, unincorporated association or other entity.

(o) “Principal Stockholders” means investment funds affiliated with or advised by Inflection Point Asset Management LLC, and their successors.

(p) “Securities Act” means the U.S. Securities Act of 1933, as amended, and applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

(q) “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(r) “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall refer to such percentages of the votes of such voting stock.

ARTICLE XVI.

The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

[Signature Page Follows]

Annex B-14

IN WITNESS WHEREOF, the Corporation has caused this A&R Certificate of Incorporation to be signed on this [•] day of [•], 2026.

[QUANTUM SPACE, Inc.], a Delaware corporation
By:
Name:	Kevin Shannon
Title:	President and Chief Executive Officer

[Signature Page to Certificate of Incorporation]

Annex B-15

ANNEX C

AMENDED AND RESTATED
BYLAWS
OF
[QUANTUM SPACE, INC.]

Dated as of [•], 2026

ARTICLE I.
CORPORATE OFFICES

Section 1.01 Registered Office. The address of the registered office of [Quantum Space, Inc.], a Delaware corporation (the “Corporation”), in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended, restated or otherwise modified from time to time (the “Certificate of Incorporation”).

Section 1.02 Other Offices. The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board of Directors”) may from time to time establish or as the business of the Corporation may require.

ARTICLE II.
MEETINGS OF STOCKHOLDERS

Section 2.01 Place of Meetings. Meetings of stockholders of the Corporation (the “Stockholders”), may be held at any place, within or without the State of Delaware, as may be designated by or in the manner determined by the Board of Directors. In the absence of such designation, meetings of Stockholders shall be held at the principal executive office of the Corporation. The Board of Directors may, in its sole discretion, determine that a meeting of Stockholders shall not be held at any place, but may instead be held solely by means of remote communication authorized by and in accordance with Section 211(a) of the General Corporation Law of the State of Delaware (the “DGCL”).

Section 2.02 Annual Meetings. The annual meeting of Stockholders shall be held for the election of members of the Board of Directors (the “Directors”) at such date and time as may be designated by or in the manner determined by resolution of the Board of Directors from time to time. Any other business as may be properly brought before the annual meeting of Stockholders may be transacted at the annual meeting of Stockholders. The Board of Directors may postpone, reschedule or cancel any annual meeting of Stockholders previously scheduled by the Board of Directors.

Section 2.03 Special Meetings. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the Stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation. Special meetings of Stockholders validly called in accordance with this Section 2.03 of these bylaws (as the same may be amended, restated or otherwise modified from time to time, these “Bylaws”) may be held at such date and time as specified in the applicable notice of such meeting. No business may be transacted at any special meeting of Stockholders other than the business specified in the notice of such meeting. The Board of Directors may postpone, reschedule or cancel any previously scheduled special meeting of the Stockholders.

Section 2.04 Notice of Meetings. Whenever Stockholders are required or permitted to take any action at a meeting of Stockholders, a notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the Stockholders entitled to vote at the meeting (if such date is different from the record date for Stockholders entitled to notice of the meeting) and, in the case of a special meeting of the Stockholders, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law, the Certificate of Incorporation or these Bylaws, the notice of any meeting of Stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each Stockholder entitled to vote at the meeting as of the record date for determining the Stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the Stockholder at such Stockholder’s address as it appears on the records of the Corporation.

Annex C-1

Section 2.05 Adjournments. Any meeting of Stockholders, annual or special, may be adjourned from time to time by the chairperson of the meeting (or by the Stockholders in accordance with Section 2.06) to reconvene at the same or some other place, if any, and the same or some other time, and notice need not be given to the Stockholders of any such adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting of Stockholders, the Corporation may transact any business which might have been transacted at the original meeting of Stockholders. If the adjournment is for more than 30 days, a notice of the adjourned meeting of Stockholders shall be given to each Stockholder of record entitled to vote at the adjourned meeting of Stockholders. If after the adjournment a new record date for determination of Stockholders entitled to vote is fixed for the adjourned meeting of Stockholders, the Board of Directors shall fix a new record date for determining Stockholders entitled to notice of such adjourned meeting of Stockholders in accordance with Section 2.09(a) of these Bylaws, and shall give notice of the adjourned meeting of Stockholders to each Stockholder of record entitled to vote at such adjourned meeting of Stockholders as of the record date fixed for notice of such adjourned meeting of Stockholders. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the Stockholder at such Stockholder’s address as it appears on the records of the Corporation.

Section 2.06 Quorum. At any meeting of the Stockholders, the holders of a majority of the voting power of the issued and outstanding shares of capital stock of the Corporation (“Stock”) entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by applicable law, the rules of any stock exchange upon which the Corporation’s securities are listed, the Certificate of Incorporation or these Bylaws. In the absence of a quorum, then either (i) the chairperson of the meeting or (ii) the Stockholders by the affirmative vote of a majority of the voting power of the outstanding shares of Stock entitled to vote thereon, present in person, or by remote communication, if applicable, or represented by proxy, shall have the power to recess or adjourn the meeting of Stockholders from time to time in the manner provided in Section 2.05 of these Bylaws until a quorum is present or represented. At any such recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. Where a separate vote by a class or classes or series of Stock is required by applicable law or the Certificate of Incorporation, the holders of a majority of voting power of the shares of such class or classes or series of Stock issued and outstanding and entitled to vote on such matter, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

Section 2.07 Organization. Meetings of Stockholders shall be presided over by the Chairperson (as defined below) or by such other officer of the Corporation or Director as designated by the Board of Directors or the Chairperson, or in the absence of such person or designation, by a chairperson chosen at the meeting by the affirmative vote of a majority of the voting power of the outstanding shares of Stock present or represented at the meeting and entitled to vote at the meeting (provided there is a quorum). The Secretary of the Corporation (“Secretary”) shall act as secretary of the meeting, but in his or her absence, the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.08 Voting; Proxies.

(a) Each Stockholder entitled to vote at any meeting of Stockholders shall be entitled to the number of votes, if any, for each share of Stock held of record by such Stockholder which has voting power upon the matter in question as set forth in the Certificate of Incorporation or, if such voting power is not set forth in the Certificate of Incorporation, one vote per share. Voting at meetings of Stockholders need not be by written ballot. Unless otherwise provided in the Certificate of Incorporation, at all meetings of Stockholders for the election of Directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect Directors. No holder of shares of Stock shall have the right to cumulate votes. All other elections and questions presented to the Stockholders at a meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority of votes cast (excluding abstentions and broker non-votes) on such matter, unless a different or minimum vote is required by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, in which case such different or minimum vote shall be the applicable vote on the matter.

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(b) Each Stockholder entitled to vote at a meeting of Stockholders or express consent to corporate action in writing without a meeting (if permitted by the Certificate of Incorporation) may authorize another person or persons to act for such Stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law, including Rule 14a-19 promulgated under the Securities Exchange Act of 1934, as amended, filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A Stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person (or by means of remote communication, if applicable) or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the Stockholder. Any Stockholder directly or indirectly soliciting proxies from other Stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use of the Board of Directors.

Section 2.09 Fixing Date for Determination of Stockholders of Record.

(a) In order that the Corporation may determine the Stockholders entitled to notice of any meeting of Stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the Stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining Stockholders entitled to notice of and to vote at a meeting of Stockholders shall be at the close of business on the day immediately preceding the day on which notice is given, or, if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of Stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for Stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of Stockholders entitled to vote in accordance with the foregoing provisions of this Section 2.09(a) at the adjourned meeting.

(b) In order that the Corporation may determine the Stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of Stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than 60 days prior to such action. If no such record date is fixed, the record date for determining Stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c) Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the Stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date for determining Stockholders entitled to consent to corporate action in writing without a meeting is fixed by the Board of Directors, (i) when no prior action of the Board of Directors is required by applicable law or the Certificate of Incorporation, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law and (ii) if prior action by the Board of Directors is required by applicable law or the Certificate of Incorporation, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

Section 2.10 Stockholder Action by Written Consent. Subject to the rights of the holders of any series of Preferred Stock, for so long as the Corporation qualifies as a Controlled Company (as defined in Section 5615(c)(1) of the Nasdaq Stock Market LLC Rules or Section 303A.00 of the New York Stock Exchange Listed Company Manual, as applicable), any action required or permitted to be taken by the Stockholders may be taken without a meeting,

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without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Stock entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with applicable provisions of the DGCL. From and after the date the Corporation ceases to qualify as a Controlled Company, any action required or permitted to be taken by the Stockholders must be effected at a duly called annual or special meeting of the Stockholders of the Corporation and may not be effected by any consent of such Stockholders in writing. In addition to the foregoing, any action required or permitted to be taken by the holders of (x) any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, or (y) Class A-2 Common Stock, Class B-1 Common Stock or Class B-2 Common Stock, voting separately as a class (or together as a class with one or more other such classes), may be taken without a meeting, without prior notice and without a vote, in each case, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock or class of Common Stock, as applicable, having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

Section 2.11 List of Stockholders Entitled to Vote. The Corporation shall prepare, at least 10 days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at the meeting (provided, however, if the record date for determining the Stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the Stockholders entitled to vote as of the 10th day before the meeting date), arranged in alphabetical order, and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder as of the record date (or such other date). The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any Stockholder, for any purpose germane to the meeting at least 10 days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to Stockholders. Such list shall presumptively determine the identity of the Stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the “stock ledger” shall be the only evidence as to who are the Stockholders entitled to examine the list of Stockholders required by this Section 2.11 or to vote in person or by proxy at any meeting of Stockholders. For purposes of these Bylaws, the term “stock ledger” means one or more records administered by or on behalf of the Corporation in which the names of all of the Corporation’s Stockholders of record, the address and number of shares registered in the name of each such Stockholder, and all issuances and transfers of Stock are recorded.

Section 2.12 Inspectors of Election. The Corporation may, and shall if required by law, in advance of any meeting of Stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of Stockholders, the person presiding at the meeting may, and to the extent required by law, shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspector or inspectors of election may appoint such persons to assist them in performing their duties as they determine. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of Stock outstanding and the voting power of each such share, (ii) determine the number of shares of Stock represented at the applicable meeting of the Stockholders and the validity of proxies and ballots, (iii) count and tabulate all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of Stock represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by applicable law. In determining the validity and counting of proxies and ballots cast at any meeting of Stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

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Section 2.13 Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting of the Stockholders shall be announced at the meeting by the person presiding over the meeting designated in accordance with Section 2.07. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of Stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of Stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to Stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of Stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to such meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the applicable meeting of Stockholders, meetings of Stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 2.14 Advance Notice Procedures for Business Brought before a Meeting. This Section 2.14 shall apply to any business that may be brought before an annual meeting of Stockholders other than nominations for election to the Board of Directors at such a meeting, which shall be governed by Section 2.15. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.15, and this Section 2.14 shall not be applicable to nominations for election to the Board of Directors except as expressly provided in Section 2.15.

(a) At an annual meeting of the Stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting of the Stockholders, business must be (a) specified in a notice of meeting of the Stockholders (or any supplement or amendment thereto) given by or at the direction of the Board of Directors or a duly authorized committee thereof, (b) if not specified in a notice of meeting of the Stockholders, otherwise brought before the meeting by the Board of Directors or the chairperson of the meeting, or (c) otherwise properly brought before the meeting by a Stockholder present in person, or by remote communication, if applicable, who (A) (1) was a Stockholder of record of the Corporation both at the time of giving the notice provided for in this Section 2.14 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.14 in all respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”), which proposal has been included in the proxy statement for such annual meeting of the Stockholders. The foregoing clause (c) shall be the exclusive means for a Stockholder to propose business to be brought before an annual meeting of the Stockholders. The only matters that may be brought before a special meeting of the Stockholders are the matters specified in the Corporation’s notice of meeting of the Stockholders given by or at the direction of the person calling the meeting pursuant to the Certificate of Incorporation and Section 2.03. For purposes of this Section 2.14 and Section 2.15, “present in person” shall mean that the Stockholder proposing that the business be brought before the annual meeting or special meeting of the Stockholders, as applicable, or, if the proposing Stockholder is not an individual, a qualified representative of such proposing Stockholder, appear in person at such annual or special meeting of the Stockholders, and a “qualified representative” of such proposing Stockholder shall be, if such proposing Stockholder is (x) a general or limited partnership, any general partner or person who functions as a general partner of the general or limited partnership or who controls the general or limited partnership, (y) a corporation or a limited liability company, any officer or person who functions as an officer of the corporation or limited liability company or any officer, director, general partner or person who functions as an officer, director or general partner of any entity ultimately in control of the corporation or limited liability company or (z) a trust, any trustee of such trust.

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(b) Without qualification, for business to be properly brought before an annual meeting of the Stockholders by a Stockholder, the Stockholder must (a) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary and (b) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.14. To be timely, a Stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the one-year anniversary of the immediately preceding year’s annual meeting; provided, however, that if no annual meeting was held in the preceding year, to be timely, a Stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation; provided further, that if the date of the annual meeting of the Stockholders is more than 30 days before or more than 60 days after such anniversary date, notice by such Stockholder to be timely must be so delivered, or mailed and received, not later than the later of (A) the 90th day prior to such annual meeting and (B) the 10th day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(c) To be in proper form for purposes of this Section 2.14, a Stockholder’s notice to the Secretary shall set forth:

(i) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the number of shares of each class or series of Stock of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of Stock of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);

(ii) As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of Stock of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of Stock of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or Directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement) and (F) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the applicable meeting of the Stockholders

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pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (F) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the Stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and

(iii) As to each item of business that the Stockholder proposes to bring before the annual meeting of the Stockholders, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and the text of any proposed amendment to these Bylaws), (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such Stockholder and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this Section 2.14(c)(iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the Stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

(d) For purposes of this Section 2.14, the term “Proposing Person” shall mean (a) the Stockholder providing the notice of business proposed to be brought before an annual meeting of the Stockholders, (b) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting of the Stockholders is made, (c) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such Stockholder in such solicitation.

(e) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting of the Stockholders, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.14 shall be true and correct as of the record date for notice of the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this Section 2.14(e) shall not extend any applicable deadlines hereunder or enable or be deemed to permit a Stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the Stockholders. If any information submitted pursuant to this Section 2.14 by any Proposing Person shall be inaccurate in any material respect, such information may be deemed not to have been provided in accordance with this Section 2.14. Any such Proposing Person shall notify the Secretary in writing of any material inaccuracy or change in any information so submitted within two business days after becoming aware of such inaccuracy or change; provided that such timely notification shall cure any such inaccuracy or change to the extent such inaccuracy or change does not relate to a material element of the proposal or the identity, qualifications or ownership of the Proposing Person.

(f) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting of the Stockholders that is not properly brought before the meeting in accordance with this Section 2.14. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.14, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

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(g) In addition to the requirements of this Section 2.14 with respect to any business proposed to be brought before an annual meeting of the Stockholders, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.14 shall be deemed to affect the rights of Stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(h) For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

Section 2.15 Advance Notice Procedures for Nominations of Directors.

(a) Nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting of the Stockholders (but only if the election of Directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting of the Stockholders) may be made at such meeting only (a) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these Bylaws, or (b) by a Stockholder present in person (as defined in Section 2.14) (1) who was a Stockholder of record of the Corporation both at the time of giving the notice provided for in this Section 2.15 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.15 as to such notice and nomination. The foregoing clause (b) shall be the exclusive means for a Stockholder to make any nomination of a person or persons for election to the Board of Directors at any annual meeting or special meeting of the Stockholders.

(b)

(i) Without qualification, for a Stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting of the Stockholders, the Stockholder must (a) provide Timely Notice (as defined in Section 2.14(b)) thereof in writing and in proper form to the Secretary at the principal executive offices of the Corporation, (b) provide the information, agreements and questionnaires with respect to such Stockholder and its candidate for nomination as required by this Section 2.15, and (c) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.15.

(ii) Without qualification, if the election of Directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting of the Stockholders, then for a Stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting of the Stockholders, the Stockholder must (a) provide timely notice thereof in writing and in proper form to the Secretary at the principal executive offices of the Corporation, (b) provide the information, agreements and questionnaires with respect to such Stockholder and its candidate for nomination required by this Section 2.15, and (c) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.15. To be timely for purposes of this Section 2.15(b)(ii), a Stockholder’s notice for nominations to be made at a special meeting of the Stockholders must be delivered to, or mailed to and received by the Secretary not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following the day on which public disclosure (as defined in Section 2.14(h)) of the date of such special meeting was first made.

(iii) In no event shall any adjournment or postponement of an annual meeting or special meeting of the Stockholders or the announcement thereof commence a new time period for the giving of a Stockholder’s notice as described above.

(iv) In no event may a Nominating Person (as defined below) provide notice under this Section 2.15 or otherwise with respect to a greater number of Director candidates than are subject to election by Stockholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of Directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice (with respect to an annual meeting of the Stockholders), (ii) the date set forth in Section 2.15(b)(ii) (with respect to a special meeting) or (iii) the 10th day following the date of public disclosure (as defined in Section 2.14(h)) of such increase.

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(c) To be in proper form for purposes of this Section 2.15, a Stockholder’s notice to the Secretary shall set forth:

(i) As to each Nominating Person, the Stockholder Information (as defined in Section 2.14(c)(i)) except that for purposes of this Section 2.15, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.14(c)(i);

(ii) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.14(c)(ii), except that for purposes of this Section 2.15 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.14(c)(ii) and the disclosure with respect to the business to be brought before the meeting of the Stockholders in Section 2.14(c)(iii) shall be made with respect to nomination of each person for election as a Director at such meeting); and

(iii) As to each candidate whom a Nominating Person proposes to nominate for election as a Director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a Stockholder’s notice pursuant to this Section 2.15 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the Corporation’s proxy statement as a nominee and to serving as a Director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a Director or executive officer of such registrant, and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.15(f).

(d) For purposes of this Section 2.15, the term “Nominating Person” shall mean (a) the Stockholder providing the notice of the nomination proposed to be made at the meeting of the Stockholders, (b) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made and (c) any other participant in such solicitation.

(e) A Stockholder providing notice of any nomination proposed to be made at a meeting of the Stockholders shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.15 shall be true and correct as of the record date for notice of the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than 8 business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of eight business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this Section 2.15(e) shall not extend any applicable deadlines hereunder or enable or be deemed to permit a Stockholder who has previously submitted notice hereunder to amend or update any nomination, including by changing or adding nominees, or to submit any new nomination. If any information submitted pursuant to this Section 2.15 by any Nominating Person shall be inaccurate in any material respect, such information may be deemed not to have been provided in accordance with this Section 2.15. Any such Nominating Person shall notify the Secretary in writing of any material inaccuracy or change in any information so submitted within two business days after becoming aware of such inaccuracy or change; provided that such timely notification shall cure any such inaccuracy or change to the extent such inaccuracy or change does not relate to a material element of the nomination or the identity, qualifications or ownership of the Nominating Person or any nominee.

(f) To be eligible to be a candidate for election as a Director at an annual or special meeting of the Stockholders, a candidate must be nominated in the manner prescribed in this Section 2.15 and the candidate for nomination, whether nominated by the Board of Directors or by a Stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of

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Directors), to the Secretary at the principal executive offices of the Corporation, (a) a completed written questionnaire (in the form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such candidate for nomination and (b) a written representation and agreement (in the form provided by the Corporation) that such candidate for nomination (A) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a Director that has not been disclosed in such written questionnaire and (B) if elected as a Director, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to all Directors and in effect during such person’s term in office as a Director (and, if requested by any candidate for nomination, the Secretary shall provide to such candidate for nomination all such policies and guidelines then in effect).

(g) The Board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of Stockholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent Director in accordance with the Corporation’s Corporate Governance Guidelines.

(h) In addition to the requirements of this Section 2.15 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

(i) No candidate shall be eligible for nomination as a Director unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.15, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with this Section 2.15, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(j) Notwithstanding anything in these Bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a Director unless nominated and elected in accordance with this Section 2.15.

(k) Notwithstanding the foregoing provisions of this Section 2.15, unless otherwise required by law, if any Nominating Person giving notice provided by this Section 2.15 provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act and subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) promulgated under the Exchange Act, then the Corporation shall disregard any proxies or votes solicited for the Nominating Person’s nominee. Upon request by the Corporation, if any Nominating Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such Nominating Person shall deliver to the Corporation, no later than five business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

Section 2.16 Delivery to the Corporation. Whenever this Article II requires one or more persons (including a record or beneficial owner of Stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

ARTICLE III.
BOARD OF DIRECTORS

Section 3.01 Powers. Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02 Number; Tenure; Qualifications. Subject to the Certificate of Incorporation and the rights of holders of any series of Preferred Stock to elect Directors, the total number of Directors constituting the entire Board of Directors shall be fixed from time to time exclusively by resolution of the Board of Directors. No reduction

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of the authorized number of Directors shall have the effect of removing any Director before that Director’s term of office expires. The Board of Directors shall not be classified. Directors shall be elected at each annual meeting of Stockholders to serve until the next annual meeting and until their successors are duly elected and qualified, subject to their earlier death, resignation, disqualification or removal. Directors need not be Stockholders to be qualified for election or service as a Director.

Section 3.03 Election, Qualification and Term of Office of Directors. Except as provided in these Bylaws, and subject to the Certificate of Incorporation, each Director, including a Director elected to fill a vacancy or newly created directorship, shall hold office until the next annual meeting of Stockholders and until such Director’s successor is elected and qualified or until such Director’s earlier death, resignation, disqualification or removal. Directors need not be Stockholders. The Certificate of Incorporation or these Bylaws may prescribe qualifications for Directors.

Section 3.04 Resignation and Vacancies.

(a) Any Director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more Directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the Directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office as provided in Section 3.03.

(b) Subject to applicable law and the rights of the holders of any series of Preferred Stock then outstanding, unless the Board of Directors otherwise determines, vacancies resulting from the death, resignation, disqualification or removal of any Director, and newly created directorships resulting from any increase in the authorized number of Directors shall be filled only by a majority of the Directors then in office (other than any Director elected by the separate vote of one or more outstanding series of Preferred Stock), although less than a quorum, or by a sole remaining Director, and not by the Stockholders. Any Director elected to fill a vacancy or newly created directorship shall hold office until the next annual meeting of Stockholders and until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal.

Section 3.05 Removal. Subject to the rights of the holders of any series of Preferred Stock then outstanding, unless the Board of Directors otherwise determines, any Director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of Stock then entitled to vote at an election of Directors.

Section 3.06 Regular Meetings. Regular meetings of the Board of Directors may be held at such places, if any, within or without the State of Delaware, and at such times as has been designated by the Board of Directors and publicized among all Directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. Notice of regular meetings need not be given, provided that, whenever the time or place of regular meetings shall be initially fixed or changed thereafter by the Board of Directors, notice of such action shall be mailed promptly to each Director who shall not have been present at the meeting at which such action was taken, addressed to him or her at his or her usual place of business, or shall be sent to him or her by electronic mail, telephone, telecopier, facsimile or other means of electronic transmission addressed to him or her at his or her electronic mail address, telephone number, telecopier number or facsimile number, as the case may be, as shown by the records of the Corporation.

Section 3.07 Special Meetings. Special meetings of the Board of Directors may be called by the Chairperson, the Chief Executive Officer, the President, the Secretary or a majority of the Directors then in office and shall be held at such time, date and place, if any, within or without the State of Delaware as he or she or they shall fix. Notice to Directors of the date, place and time of any special meeting of the Board of Directors shall be given to each Director by the Secretary or by the officer or one of the Directors calling the meeting. Such notice may be given in person, by United States first-class mail, or by e-mail, telephone, telecopier, facsimile or other means of electronic transmission. If the notice is delivered in person, by e-mail, telephone, telecopier, facsimile or other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of holding of the meeting. If the notice is sent by mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. The notice need not specify the place of the meeting if the meeting is to be held at the Corporation’s principal executive office nor the purpose of the meeting, unless otherwise required by applicable law or these Bylaws.

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Section 3.08 Place of Meetings; Telephonic Meetings. The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, Directors may participate in any meetings of the Board of Directors or a committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting of the Board of Directors or a committee thereof pursuant to this Section 3.08 shall constitute presence in person at such meeting, except where a Director participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 3.09 Quorum; Vote Required for Action. At all meetings of the Board of Directors, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of Directors shall constitute a quorum for the transaction of business; provided that, solely for the purposes of filling vacancies pursuant to Section 3.04, a meeting of the Board of Directors may be held if a majority of the Directors then in office participate in such meeting. The affirmative vote of a majority of the Directors present at any meeting of the Board of Directors at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically required by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum is not present at any meeting of the Board of Directors, then the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

Section 3.10 Organization. Meetings of the Board of Directors shall be presided over by the Chairperson, or in his or her absence by the person whom the Chairperson shall designate, or in the absence of the foregoing persons by a chairperson chosen at the meeting by the affirmative vote of a majority of the Directors present at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence, the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 3.11 Action by Unanimous Consent of Directors. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting of the Board of Directors if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission. Thereafter, the writing or writings or electronic transmissions shall be filed with the minutes of proceedings of the Board of Directors or such committee in accordance with applicable law. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board of Directors.

Section 3.12 Compensation of Directors. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation, including fees and reimbursements of expenses, of Directors for services to the Corporation in any capacity. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor. Any Director may decline any or all such compensation payable to such Director in his or her discretion.

Section 3.13 Chairperson. The Board of Directors may appoint from its members a chairperson (the “Chairperson”). The Board of Directors may, in its sole discretion, from time to time appoint one or more vice chairpersons (each, a “Vice Chairperson”), each of whom in such capacity shall report directly to the Chairperson.

ARTICLE IV.
COMMITTEES

Section 4.01 Committees. The Board of Directors may designate one (1) or more committees, each committee to consist of one (1) or more of the Directors. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of any committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law and to the extent provided in a resolution of the Board of Directors, shall have and may exercise all of the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation (if one is adopted) to be affixed to all papers which may require it; but no such committee shall have the power or authority

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to (i) approve or adopt, or recommend to the Stockholders, any action or matter expressly required by the DGCL to be submitted to Stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board of Directors designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board of Directors designating the committee (or resolution of the committee designating the subcommittee, if applicable), a majority of the Directors then serving on a committee or subcommittee, as applicable, shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee or subcommittee, as applicable, present at a meeting at which a quorum is present shall be the act of the committee or subcommittee, as applicable. Meetings of any committee of the Board of Directors may be held at any time or place, if any, within or without the State of Delaware whenever called by the Chairperson or a majority of the members of such committee. Members of any committee may participate in a meeting of the committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 4.01 shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article III. Any action required or permitted to be taken at any meeting of any committee may be taken without a meeting if all members of the committee consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.02 Controlled Company Exemptions. The Corporation acknowledges that, for so long as holders of Class A-2 Common Stock and Class B-2 Common Stock, in the aggregate, hold a majority of the voting power of the then-outstanding shares of Stock entitled to vote generally in the election of Directors, the Corporation may be a “controlled company” within the meaning of the applicable rules of The Nasdaq Stock Market LLC (“Nasdaq”) or the New York Stock Exchange (“NYSE”), as applicable (such period during which the Corporation is a “controlled company” within the meaning of the applicable rules of Nasdaq or NYSE, the “Controlled Company Period”). During the Controlled Company Period, the Board of Directors may elect to take advantage of the exemptions from certain corporate governance requirements provided to controlled companies under the applicable rules of Nasdaq or the NYSE, including, without limitation, exemptions from the requirements that (i) a majority of the Board of Directors consist of independent Directors, (ii) the Corporation have a Nominating Committee composed entirely of independent Directors and (iii) the Corporation have a Compensation Committee composed entirely of independent Directors. The determination of whether to rely on any such exemption shall be made by the Board of Directors in its sole discretion. Upon the Corporation’s ceasing to qualify as a controlled company, the Corporation shall comply with the applicable requirements of Nasdaq or the NYSE, as applicable, within the phase-in periods provided by such rules.

Section 4.03 Compensation Committee. The Board of Directors may, by resolution, designate a Compensation Committee of the Board of Directors, which shall have such powers and duties as may be set forth in a charter adopted by the Board of Directors or as otherwise delegated by the Board of Directors from time to time. Without limiting the generality of the foregoing, the Compensation Committee may be authorized to (i) review and approve, or recommend to the Board of Directors for approval, the compensation of the Corporation’s executive officers, (ii) administer the Corporation’s equity incentive plans, (iii) review and approve, or recommend to the Board of Directors for approval, compensation policies and programs, (iv) retain and terminate compensation consultants, independent legal counsel and other advisors, and (v) exercise such other powers and duties as may be delegated to it by the Board of Directors. Subject to Section 4.02, the Compensation Committee shall be composed of such number of Directors as may be determined by the Board of Directors from time to time, each of whom shall meet such independence and other requirements as may be required by applicable law and the rules of any stock exchange upon which the Corporation’s securities are listed (unless the Corporation is relying on an applicable exemption from such requirements during the Controlled Company Period).

Section 4.04 Nominating and Corporate Governance Committee. The Board of Directors may, by resolution, designate a Nominating and Corporate Governance Committee of the Board of Directors, which shall have such powers and duties as may be set forth in a charter adopted by the Board of Directors or as otherwise delegated

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by the Board of Directors from time to time. Without limiting the generality of the foregoing, the Nominating and Corporate Governance Committee may be authorized to (i) identify and recommend to the Board of Directors individuals qualified to serve as Directors, (ii) recommend to the Board of Directors the persons to be nominated for election as Directors at annual or special meetings of Stockholders, (iii) develop and recommend to the Board of Directors corporate governance guidelines applicable to the Corporation, (iv) oversee the evaluation of the Board of Directors and its committees, and (v) exercise such other powers and duties as may be delegated to it by the Board of Directors. Subject to Section 4.02, the Nominating and Corporate Governance Committee shall be composed of such number of Directors as may be determined by the Board of Directors from time to time, each of whom shall meet such independence and other requirements as may be required by applicable law and the rules of any stock exchange upon which the Corporation’s securities are listed (unless the Corporation is relying on an applicable exemption from such requirements during the Controlled Company Period). Nothing in this Section 4.04 shall limit the authority of the Board of Directors to nominate Directors directly or to establish additional nomination procedures or qualifications for Directors consistent with the Certificate of Incorporation and applicable law.

Section 4.05 Audit Committee. The Board of Directors shall, by resolution, designate an Audit Committee of the Board of Directors, which shall have such powers and duties as may be set forth in a charter adopted by the Board of Directors or as otherwise required by applicable law or the rules of any stock exchange upon which the Corporation’s securities are listed. Without limiting the generality of the foregoing, the Audit Committee shall be authorized to (i) appoint, compensate, retain and oversee the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (ii) pre-approve all auditing services and permitted non-audit services to be performed for the Corporation by its independent auditor, (iii) establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (iv) exercise such other powers and duties as may be required by applicable law or delegated to it by the Board of Directors. The Audit Committee shall be composed of such number of Directors as may be determined by the Board of Directors from time to time (but not fewer than three (3)), each of whom shall meet the independence and other requirements of applicable law and the rules of any stock exchange upon which the Corporation’s securities are listed, including the enhanced independence requirements applicable to audit committee members. At least one (1) member of the Audit Committee shall be an “audit committee financial expert” as defined by the rules and regulations of the Securities and Exchange Commission.

Section 4.06 Committee Minutes. Each committee of the Board of Directors shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

ARTICLE V.
OFFICERS

Section 5.01 Officers. The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board of Directors, a Chairperson, a Vice Chairperson, a Chief Financial Officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these Bylaws. Each officer of the Corporation shall hold office for such term as may be prescribed by the Board of Directors and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No officer need be a Stockholder or Director.

Section 5.02 Appointment of Officers. The Board of Directors shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.03.

Section 5.03 Subordinate Officers. The Board of Directors may appoint, or empower the Chief Executive Officer of the Corporation or, in the absence of a Chief Executive Officer of the Corporation, the President of the Corporation, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board of Directors may from time to time determine.

Section 5.04 Removal and Resignation of Officers. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation

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shall not be necessary to make it effective. If a resignation is made effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor shall not take office until the effective date. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

Section 5.05 Vacancies in Offices. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors or as provided in Section 5.02.

Section 5.06 Representation of Shares of Other Entities. Unless otherwise directed by the Board of Directors, the Chairperson, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board of Directors, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

Section 5.07 Authority and Duties of Officers. All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors. Without limiting the generality of the foregoing, each Officer, in the performance of his or her duties, shall be entitled to rely in good faith upon the books and records of the Corporation and upon such information, opinions, reports and statements presented to such Officer by any other Officer or employee of the Corporation, or by any other person, as to matters such Officer reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation. The Board of Directors may, from time to time, delegate to one (1) or more Officers such authority and duties as the Board of Directors deems appropriate, in each case subject to revocation or modification by the Board of Directors at any time. Unless the Board of Directors otherwise determines, if the title held by an Officer is one commonly used for officers of a business corporation formed under the DGCL, the assignment of such title shall constitute the delegation to such Officer of the authorities and duties customarily associated with that office. Each action taken by an Officer acting within the scope of authority delegated by the Board of Directors shall constitute an action of the Corporation for all purposes.

Section 5.08 Chief Executive Officer. Subject to the control of the Board of Directors, the Chief Executive Officer shall have general supervision, direction and control of the day-to-day business and affairs of the Corporation. Without limiting the generality of the foregoing, the Chief Executive Officer shall have the authority to (i) preside at all meetings of the Stockholders, (ii) execute bonds, mortgages, deeds, leases, contracts, agreements and other instruments in the name of the Corporation, (iii) affix the seal, if any, of the Corporation to any instrument requiring it, (iv) delegate authority to other Officers to execute instruments on behalf of the Corporation, (v) hire and terminate the employment of employees of the Corporation and its subsidiaries and determine their compensation (subject to any authority delegated to a committee of the Board of Directors), (vi) designate agents of the Corporation to act on its behalf in the ordinary course of business, and (vii) perform all other duties incident to the office of Chief Executive Officer and such other duties as may from time to time be assigned to the Chief Executive Officer by the Board of Directors. The Chief Executive Officer shall report directly to the Board of Directors. In the absence or disability of the Chief Executive Officer, or in the event of a vacancy in the office of Chief Executive Officer, the President (if any, and if a different person) or such other Officer as the Board of Directors may designate shall perform the duties of the Chief Executive Officer.

Section 5.09 President. Subject to the control of the Board of Directors and the Chief Executive Officer, the President shall have general powers and duties of management usually vested in the office of president of a corporation organized under the DGCL. Unless otherwise determined by the Board of Directors, the President shall have the authority to execute bonds, mortgages, deeds, leases, contracts, agreements and other instruments in the name of the Corporation. The President shall perform such other duties and have such other authority as may from time to time be delegated or assigned to the President by the Board of Directors or the Chief Executive Officer. If no Chief Executive Officer has been appointed or is then serving, the President shall be the Chief Executive Officer and shall have the authority and perform the duties of that office.

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Section 5.10 Vice Presidents. Each Vice President shall have such powers and duties as may from time to time be delegated or assigned to such Vice President by the Board of Directors, the Chief Executive Officer or the President. In the absence or disability of the President, or in the event of a vacancy in the office of President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors or, if not ranked, a Vice President designated by the Board of Directors or, in the absence of any designation, by the Chief Executive Officer, shall perform the duties of the President and, when so acting, shall have all of the powers of, and be subject to all of the restrictions upon, the President. Any Vice President may sign, with the Secretary or any Assistant Secretary, certificates for shares of Stock.

Section 5.11 Chief Financial Officer. Subject to the control of the Board of Directors, the Chief Executive Officer, and, if applicable, the President, the Chief Financial Officer shall have supervision of the finances and financial records of the Corporation. The Chief Financial Officer shall (i) keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation, (ii) have charge and custody of, and be responsible for, all funds and securities of the Corporation and deposit all such funds in the name of the Corporation in such banks, trust companies or other depositories as shall be selected by the Board of Directors or any Officer to whom such authority has been delegated, (iii) receive, and give receipts for, moneys due and payable to the Corporation from any source whatsoever, (iv) disburse the funds of the Corporation as may be ordered by the Board of Directors, the Chief Executive Officer or the President, taking proper vouchers for such disbursements, (v) render to the Board of Directors, the Chief Executive Officer and the President, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all of such Officer’s transactions as Chief Financial Officer and of the financial condition of the Corporation, (vi) be responsible for the preparation of the financial statements of the Corporation, and (vii) perform all other duties incident to the office of Chief Financial Officer and such other duties as may from time to time be assigned to the Chief Financial Officer by the Board of Directors, the Chief Executive Officer or the President. If required by the Board of Directors, the Chief Financial Officer shall give the Corporation a bond (which shall be renewed every six (6) years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office and for the restoration to the Corporation, in case of the Chief Financial Officer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Chief Financial Officer’s possession or under the Chief Financial Officer’s control belonging to the Corporation.

Section 5.12 Treasurer. Subject to the control of the Board of Directors and, if applicable, the Chief Financial Officer, the Treasurer shall perform the duties customarily associated with the office of treasurer of a corporation organized under the DGCL. The Treasurer shall have the care and custody of the corporate funds and other valuable effects and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, the Chief Executive Officer, the President or the Chief Financial Officer, and shall render an account of all transactions as Treasurer and of the financial condition of the Corporation when required. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office. If no Chief Financial Officer has been appointed or is then serving, the Treasurer shall be the Chief Financial Officer and shall have the authority and perform the duties of that office.

Section 5.13 Secretary. The Secretary shall (i) keep the minutes of the proceedings of the Stockholders, the Board of Directors and any committees of the Board of Directors in one (1) or more books provided for that purpose, (ii) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law, (iii) be custodian of the corporate records and of the seal of the Corporation (if any) and see that the seal of the Corporation (if any) is affixed to all documents the execution of which on behalf of the Corporation under its seal is duly authorized, (iv) keep a register of the post office address of each Stockholder which shall be furnished to the Secretary by such Stockholder, (v) have general charge of the stock ledger of the Corporation, (vi) authenticate records of the Corporation, and (vii) in general, perform all duties incident to the office of Secretary and such other duties as may from time to time be assigned to the Secretary by the Board of Directors, the Chief Executive Officer or the President. The Secretary or any Assistant Secretary may sign, with the Chief Executive Officer, the President or a Vice President, certificates for shares of Stock.

Section 5.14 Assistant Treasurers and Assistant Secretaries. Each Assistant Treasurer and Assistant Secretary shall have such powers and duties as may from time to time be delegated or assigned to such Officer by the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or the Secretary, as applicable. In the absence or disability of the Treasurer or the Secretary, or in the event of a vacancy in

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such office, the Assistant Treasurers or Assistant Secretaries, respectively, in order of their rank as fixed by the Board of Directors or, if not ranked, an Assistant Treasurer or Assistant Secretary designated by the Board of Directors shall perform the duties of the Treasurer or Secretary, respectively. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office.

Section 5.15 Compensation. The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board of Directors. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a Director.

ARTICLE VI.
RECORDS

Section 6.01 Records. A stock ledger consisting of one or more records in which the names of all of the Stockholders of record, the address and number of shares registered in the name of each such Stockholder, and all issuances and transfers of Stock are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of Stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of Stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

ARTICLE VII.
GENERAL MATTERS

Section 7.01 Execution of Corporate Contracts and Instruments. The Board of Directors, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

Section 7.02 Stock Certificates. The shares of Stock shall be represented by certificates, provided that the Board of Directors by resolution may provide that some or all of the shares of any class or series of Stock shall be uncertificated. Certificates for the shares of Stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of Stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson, Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Section 7.03 Special Designation of Certificates. If the Corporation is authorized to issue more than one class of Stock or more than one series of any class, then the powers, designations, preferences and the relative, participating, optional or other special rights of each class of Stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of Stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of Stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of Stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

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Section 7.04 Lost Certificates. Except as provided in this Section 7.04, no new certificates for shares of Stock shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of Stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 7.05 Shares Without Certificates. The Corporation may adopt a system of issuance, recordation and transfer of its shares of Stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

Section 7.06 Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

Section 7.07 Dividends. The Board of Directors, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its Stock. Dividends may be paid in cash, in property or in shares of Stock. The Board of Directors may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

Section 7.08 Fiscal Year. The fiscal year of the Corporation shall end on December 31 of each year, unless otherwise changed by resolution of the Board of Directors.

Section 7.09 Seal. The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.10 Transfer of Stock. Shares of Stock shall be transferable in the manner prescribed by law, the Certificate of Incorporation and in these Bylaws. Shares of Stock shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of Stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred. Notwithstanding the foregoing, (a) shares of Class B-1 Common Stock and Class B-2 Common Stock of the Corporation may only be transferred in connection with a corresponding transfer of Company Common Units (as defined in the LLC Agreement) in accordance with the LLC Agreement, and any purported transfer of shares of Class B-1 Common Stock or Class B-2 Common Stock not made in compliance with the LLC Agreement shall be null and void, and (b) the transfer restrictions, one-to-one pairing requirements and other limitations set forth in the Certificate of Incorporation and the LLC Agreement with respect to shares of Class A-2 Common Stock, Class B-1 Common Stock and Class B-2 Common Stock shall apply to all transfers of such shares.

Section 7.11 Stock Transfer Agreements; LLC Agreement. The Corporation shall have power to enter into and perform any agreement with any number of Stockholders of any one or more classes or series of Stock to restrict the transfer of shares of Stock of any one or more classes owned by such Stockholders in any manner not prohibited by the DGCL, which imposes restrictions on the transfer of shares of Class B-1 Common Stock, Class B-2 Common Stock, Class A-2 Common Stock and other Stock of the Corporation, and such restrictions shall be binding on all holders of such Stock. Without limiting the generality of the foregoing, the Corporation is a party to that certain Eighth Amended and Restated Limited Liability Company Agreement of Quantum Space, LLC, dated as of [•], 2026 (as amended, restated, supplemented or otherwise modified from time to time, the “LLC Agreement”). The Corporation shall exercise its rights and perform its obligations under these Bylaws and the Certificate of Incorporation (including in respect of any redemption, exchange, issuance, cancellation or transfer restriction contemplated by the LLC Agreement or the Certificate of Incorporation) in a manner consistent with, and that gives effect to, the LLC Agreement. In the

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event of any conflict or inconsistency between any provision of these Bylaws and any provision of the Certificate of Incorporation, the Certificate of Incorporation shall control.

Section 7.12 Registered Stockholders. The Corporation shall (i) be entitled to recognize the exclusive right of a person registered on its books as the owner of shares of Stock to receive dividends and to vote as such owner; and (ii) not be bound to recognize any equitable or other claim to or interest in such share or shares of Stock on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

Section 7.13 Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Stockholders or the Board of Directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

ARTICLE VIII.
NOTICE

Section 8.01 Delivery of Notice; Notice by Electronic Transmission.

(a) Without limiting the manner by which notice otherwise may be given effectively to Stockholders, any notice to Stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these Bylaws may be given in writing directed to the Stockholder’s mailing address (or by electronic transmission directed to the Stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such Stockholder’s address or (3) if given by electronic mail, when directed to such Stockholder’s electronic mail address unless the Stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

(b) Without limiting the manner by which notice otherwise may be given effectively to Stockholders, any notice to Stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the Stockholder to whom the notice is given. Any such consent shall be revocable by the Stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with Section 8.01(a) without obtaining the consent required by this Section 8.01(b).

(c) Any notice given pursuant to Section 8.01(b) shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the Stockholder has consented to receive notice; (ii) if by a posting on an electronic network together with separate notice to the Stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iii) if by any other form of electronic transmission, when directed to the Stockholder. Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

ARTICLE IX.
INDEMNIFICATION

Section 9.01 Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any Director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit

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or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a Director or officer of the Corporation or, while serving as a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans (a “covered person”), against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.04, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board of Directors.

Section 9.02 Indemnification of Others. The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

Section 9.03 Prepayment of Expenses. The Corporation shall, to the fullest extent not prohibited by applicable law, pay the expenses (including attorneys’ fees) incurred by any covered person, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX or otherwise.

Section 9.04 Determination; Claim. If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within 60 days, or a claim for advancement of expenses under this Article IX is not paid in full within 30 days, after a written claim therefor has been received by the Corporation, the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

Section 9.05 Non-Exclusivity of Rights. The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of Stockholders or disinterested Directors, or otherwise.

Section 9.06 Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

Section 9.07 Other Indemnification. The Corporation hereby acknowledges that certain covered persons may have rights to indemnification and advancement of expenses (directly or through insurance) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such covered person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees that (i) the Corporation is the indemnitor of first resort with respect to all covered persons and all obligations to indemnify and provide advancement of expenses to covered persons, (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the covered persons, to the fullest extent required by law, the terms of these Bylaws, the Certificate of Incorporation, any agreement to which the Corporation is a party, any vote of the stockholders or the Board, or otherwise, without regard to any rights the covered persons may have against the Other Indemnitors and (iii) to the fullest extent permitted by law, the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind

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in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the covered persons have sought indemnification from the Corporation shall affect the foregoing, and the Other Indemnitors shall have a right of contribution and/or subrogation to the extent of any such advancement or payment to all of the rights of recovery of the covered persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this paragraph shall only apply to covered persons in their capacity as covered persons.

Section 9.08 Continuation of Indemnification. The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a Director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

Section 9.09 Amendment or Repeal; Interpretation.

(a) The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a Director or officer of the Corporation (whether before or after the adoption of these Bylaws), in consideration of such person’s performance of such services, and, pursuant to this Article IX, the Corporation intends to be legally bound to each such current or former Director or officer of the Corporation. With respect to current and former Directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of these Bylaws. With respect to any Directors or officers of the Corporation who commence service following adoption of these Bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such Director or officer commencing service as a Director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or Director of the Corporation in effect prior to the time of such repeal or modification.

(b) Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer, President, and Secretary, or other officer of the Corporation appointed by (x) the Board of Directors pursuant to Article V or (y) an officer to whom the Board of Directors has delegated the power to appoint officers pursuant to Article V, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX.

ARTICLE X.
AMENDMENTS

The Board of Directors is expressly empowered to adopt, amend or repeal these Bylaws. The Stockholders also shall have power to adopt, amend or repeal these Bylaws; provided, however, that such action by Stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then outstanding shares of voting Stock of the Corporation entitled to vote generally in an election of Directors, voting together as a single class.

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ARTICLE XI.
DEFINITIONS

As used in these Bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

ARTICLE XII.
COORDINATION WITH LLC AGREEMENT

Section 12.01 Coordination with LLC Agreement; Certificate of Incorporation. The Corporation shall exercise its rights and perform its obligations under these Bylaws and the Certificate of Incorporation (including in respect of any redemption, exchange, issuance, cancellation or transfer restriction contemplated by the LLC Agreement or the Certificate of Incorporation) in a manner consistent with, and that gives effect to, the LLC Agreement. These Bylaws shall be interpreted consistently with the LLC Agreement and the Certificate of Incorporation to preserve the intended one-for-one pairing between outstanding shares of Class A-1 Common Stock and Class A-2 Common Stock and the corresponding Company Common Units (as defined in the LLC Agreement) held by the Domesticated Purchaser (as defined in the LLC Agreement), and between outstanding shares of Class B-1 Common Stock and Class B-2 Common Stock and the corresponding Company Common Units held by the applicable Permitted Class B Owners (as defined in the LLC Agreement), and the redemption and exchange mechanics set forth in the LLC Agreement. In the event of any conflict or inconsistency between any provision of these Bylaws and any provision of the Certificate of Incorporation, the Certificate of Incorporation shall control.

ARTICLE XIII.
EXCLUSIVE FORUM

Section 13.01 Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any Director, officer or Stockholder of the Corporation to the Corporation or to the Corporation’s Stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL, these Bylaws or the Certificate of Incorporation (as either may be amended from time to time), or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Section 13.01, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts specified in clause

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(a) of the immediately preceding sentence (a “Foreign Action”) in the name of any Stockholder, such Stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such Stockholder in any such action by service upon such Stockholder’s counsel in the Foreign Action as agent for such Stockholder.

Section 13.02 Consent to Forum. Any person purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XIII.

Section 13.03 Enforceability. This Article XIII is intended to benefit and may be enforced by the Corporation, its officers and Directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person and who has prepared or certified any part of the documents underlying the offering.

Section 13.04 Exchange Act Claims. Notwithstanding the foregoing provisions of this Article XIII, the provisions of this Article XIII shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Section 13.05 Severability of Forum Provisions. If any provision of this Article XIII shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article XIII (including, without limitation, each portion of any paragraph of this Article XIII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby, and (b) the application of such provision to other persons and circumstances shall not in any way be affected or impaired thereby.

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ANNEX D

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Agreement”) is dated as of June 8, 2026, by and among Inflection Point Holdings VI LLC, a Delaware limited liability company (the “Sponsor”), Inflection Point Acquisition Corp. VI, a Cayman Islands exempted company limited by shares (the “Purchaser”), and Quantum Space, LLC, a Delaware limited liability company (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, as of the date hereof, the Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of (i) 8,433,333 Purchaser Class B Ordinary Shares and (ii) 5,000,000 Cayman Purchaser Warrants (collectively, the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Purchaser, the Company and the other parties thereto have entered into the Business Combination Agreement (as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), dated as of the date hereof, pursuant to which, among other transactions, the Purchaser and the Company intend to consummate a business combination; and

WHEREAS, as an inducement to the Purchaser and the Company to enter into the Business Combination Agreement and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound hereby, hereby agree as follows:

ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. The Sponsor hereby acknowledges that it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. The Sponsor shall be bound by, be subject to and comply with Sections 7.06 (No Solicitation), 7.15 (Public Announcements) and 7.16 (Confidential Information) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if it were an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2 No Transfer.

(a) Unless otherwise deemed a Permitted Transfer (as defined below), during the period commencing on the date hereof and ending on the earliest of (a) the Closing, (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 9.01 (Termination) thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) the liquidation of the Purchaser, the Sponsor shall not, without the prior written consent of the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Securities owned by the Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities owned by the Sponsor or (iii) take any action in furtherance of any of the matters described in the foregoing clause (i) or (ii) (each, a “Transfer”).

(b) “Permitted Transfer” means any Transfer of Subject Securities (i) to (A) any officer or director of the Purchaser, the Company or the Sponsor, (B) any Affiliates or family members of the officers or directors of the Purchaser, the Company or the Sponsor, or (C) any direct or indirect partners, members or equity holders of the Sponsor or any related investment funds or vehicles controlled or managed by such Persons or their respective Affiliates (including, for the avoidance of doubt, where such Person is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership); (ii) to a nominee or custodian

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of a Person to whom a Transfer would be permitted under clause (i); (iii) in connection with any legal, regulatory or other order; (iv) to a third party in connection with any non-redemption, backstop arrangement or other similar arrangement, (v) as otherwise mutually agreed upon between the Sponsor, the Purchaser and the Company, or (vi) to the Purchaser or the Company; provided, however, that in the case of clauses (i) through (v), as a precondition to such Transfer, such transferee must enter into a written agreement with the Company and the Purchaser agreeing to assume all of the obligations under this Agreement with respect to such Subject Securities and to be bound by the transfer restrictions set forth in this Agreement (to the extent applicable); provided, further, that, no Transfer permitted under this Section 1.2 shall relieve the Sponsor of its obligations under this Agreement.

Section 1.3 New Shares. In the event that (a) any Purchaser Ordinary Shares, Cayman Purchaser Warrants or other equity securities of the Purchaser are issued to the Sponsor after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of, on or affecting the Purchaser Ordinary Shares or the Cayman Purchaser Warrants owned by the Sponsor or otherwise, (b) the Sponsor purchases or otherwise acquires beneficial ownership of any Purchaser Ordinary Shares, Cayman Purchaser Warrants or other equity securities of the Purchaser after the date of this Agreement, or (c) the Sponsor acquires the right to vote or share in the voting of any Purchaser Ordinary Shares Cayman Purchaser Warrants or other equity securities of the Purchaser after the date of this Agreement (such Purchaser Ordinary Shares, Cayman Purchaser Warrants or other equity securities of the Purchaser, collectively, the “New Securities”), then such New Securities acquired or purchased by the Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by the Sponsor as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, the Sponsor shall deliver to the Purchaser and the Company a duly executed copy of the A&R Registration Rights Agreement and the Sponsor Lock-Up Agreement.

Section 1.5 Agreements.

(a) At any meeting of the Purchaser Shareholders, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the Purchaser Shareholders is sought, the Sponsor agrees that it shall (i) appear at each such meeting or otherwise cause all of its Subject Securities, which are entitled to vote, to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Securities, which are entitled to vote:

(i) in favor of each Transaction Proposal;

(ii) against any Alternative Transaction or any proposal relating to an Alternative Transaction (in each case, other than the Transaction Proposals);

(iii) against any merger agreement or merger (other than the Business Combination Agreement and the Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Purchaser;

(iv) against any change in the business, management or board of directors of the Purchaser (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or the Ancillary Documents); and

(v) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or the Transactions, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Purchaser under the Business Combination Agreement, (C) result in any of the conditions set forth in Article VIII (Closing Conditions) of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in this Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Purchaser.

The Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

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(b) The Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, the Insider Letter (as defined below), including the obligations pursuant to Section 1 therein to not redeem any Purchaser Ordinary Shares in connection with the Transactions.

Section 1.6 No Challenges. The Sponsor agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Purchaser, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into this Agreement, the Business Combination Agreement or the Transactions. Notwithstanding anything herein to the contrary, nothing in this Agreement shall limit or restrict the ability of the Sponsor to enforce its rights under this Agreement or any other Ancillary Document to which such Person is a party or seek any other remedies with respect to any breach of this Agreement or such other Ancillary Document by any other party hereto or thereto, including by commencing any action in connection therewith.

Section 1.7 Further Assurances. The Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the transactions contemplated hereby on the terms and subject to the conditions set forth herein and the Transactions on the terms and subject to the conditions set forth in the Business Combination Agreement.

Section 1.8 No Inconsistent Agreement. The Sponsor hereby represents and covenants that it has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of its obligations hereunder.

Section 1.9 Insider Letter. Neither the Sponsor nor the Purchaser shall amend, terminate or otherwise modify that certain letter agreement, dated as of March 26, 2026, by and among the Purchaser, the Sponsor and certain of the Purchaser’s current and former officers and directors (the “Insider Letter”) without the Company’s prior written consent.

Section 1.10 Waiver of Anti-Dilution Provision. The Sponsor hereby (but subject to the consummation of the Transactions) waives (for itself, for its successors, heirs and assigns), to the fullest extent permitted by law and the amended and restated memorandum and articles of association of the Purchaser (as may be amended from time to time, the “Articles”), any and all anti-dilution rights with respect to the rate that the Purchaser Class B Ordinary Shares held by the Sponsor convert into Purchaser Class A Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement. The waiver specified in this Section 1.10 shall be applicable only in connection with the Transactions and the transactions contemplated by this Agreement (and any Purchaser Class A Ordinary Shares, shares of Domesticated Purchaser Class A Common Stock, shares of Pubco Class A-1 Common Stock or equity-linked securities issued in connection with the Transactions and the transactions contemplated by this Agreement) and shall be void and of no force and effect if the Business Combination Agreement shall be terminated for any reason.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Sponsor.

(a) Ownership. The Sponsor represents and warrants as of the date hereof to the Purchaser and the Company that the Sponsor is the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and has good title to, all of the Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Agreement, (ii) the Purchaser’s Organizational Documents, (iii) the Business Combination Agreement, (iv) the Insider Letter, (v) the Sponsor’s Organizational Documents, (vi) agreements between the Sponsor and its members or partners or (vii) any applicable securities Laws. The Subject Securities are the only equity securities in the Purchaser owned of record or beneficially by the Sponsor on the date of this Agreement, and none of the Subject Securities will be subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities,

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except as provided hereunder and under the Insider Letter. Other than the Cayman Purchaser Warrants held by the Sponsor, the Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Purchaser or any equity securities convertible into, or which can be exchanged for, equity securities of the Purchaser.

(b) Organization; Due Authorization. The Sponsor is duly organized, validly existing and in good standing as a limited liability company under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Sponsor’s powers and have been duly authorized by all necessary limited liability company actions on the part of the Sponsor. This Agreement has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(c) No Conflicts. The execution and delivery of this Agreement by the Sponsor does not, and the performance by the Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of the Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Sponsor or the Subject Securities held or to be held by the Sponsor), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement.

(d) Litigation. There are no Legal Proceedings pending against the Sponsor, or to the knowledge of the Sponsor threatened in writing against the Sponsor, before (or, in the case of threatened Legal Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement.

(e) Brokerage Fees. Except as described on Section 6.15 (Broker’s Fees) of the Purchaser Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Sponsor, for which the Purchaser or any of its Affiliates may become liable.

(f) Acknowledgment. The Sponsor understands and acknowledges that each of the Purchaser and the Company is entering into the Business Combination Agreement in reliance upon the Sponsor’s execution and delivery of this Agreement.

ARTICLE III
MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of the Purchaser and (c) the written agreement of the Sponsor, the Purchaser, and the Company. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.3 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the

Annex D-4

chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.4 Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the Purchaser, the Company and the Sponsor.

Section 3.5 Miscellaneous. Sections 10.02 (Notices), 10.06 (Governing Law), 10.07 (Jurisdiction), 10.08 (Waiver of Jury Trial), 10.10 (Severability), 10.12 (Entire Agreement), 10.13 (Interpretation), 10.14 (Counterparts) and 10.16 (Waiver of Claims Against Trust) of the Business Combination Agreement are each hereby incorporated into this Agreement (including any relevant definitions contained in any such Sections), mutatis mutandis.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

Annex D-5

IN WITNESS WHEREOF, the Sponsor, the Purchaser and the Company have each caused this Agreement to be duly executed as of the date first written above.

SPONSOR:
INFLECTION POINT HOLDINGS VI LLC
By:	/s/ Kevin Shannon
	Name:	Kevin Shannon
	Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex D-6

IN WITNESS WHEREOF, the Sponsor, the Purchaser and the Company have each caused this Agreement to be duly executed as of the date first written above.

PURCHASER:
INFLECTION POINT Acquisition Corp. VI
By:	/s/ Kevin Shannon
	Name:	Kevin Shannon
	Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex D-7

IN WITNESS WHEREOF, the Sponsor, the Purchaser and the Company have each caused this Agreement to be duly executed as of the date first written above.

COMPANY:
Quantum space, llc
By:	/s/ James Bridenstine
	Name:	James Bridenstine
	Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex D-8

Annex E

MEMBER SUPPORT AGREEMENT

This MEMBER SUPPORT AGREEMENT (this “Agreement”), is dated as of June 8, 2026, by and among Inflection Point Acquisition Corp. VI, a Cayman Islands exempted company (which shall transfer by way of continuation to and domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), the Persons set forth on Schedule I hereto (the “Required Members”) and Quantum Space, LLC, a Delaware limited liability company (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, as of the date hereof, the Required Members are the holders of such number of Company Units as are indicated opposite each of their names on Schedule I attached hereto (collectively, the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Purchaser, IPFX PubCo, Inc., a direct wholly-owned subsidiary of the Purchaser, IPFX Merger Sub, Inc., a direct wholly-owned subsidiary of IPFX PubCo, Inc., and the Company have entered into the Business Combination Agreement (as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), dated as of the date hereof, pursuant to which, among other things, the parties thereto intend to consummate the Transactions; and

WHEREAS, as an inducement to the Purchaser and the Company to enter into the Business Combination Agreement and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound hereby, hereby agree as follows:

ARTICLE I
SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. Each of the Required Members hereby acknowledges that he, she or it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with his, her or its tax and legal advisors. Each of the Required Members shall be bound by and comply with Section 7.06 (No Solicitation), Section 7.07 (No Trading), Section 7.15 (Public Announcements) and Section 7.16 (Confidential Information) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if such Required Member was an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2 No Transfer.

(a) Except for the Contemplated Transfers, unless otherwise deemed a Permitted Transfer (as defined below), during the period commencing on the date hereof and ending on the earliest of (a) the Closing, (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 9.01 (Termination) thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) the liquidation of the Company, the Required Members shall not, without the prior written consent of the Purchaser and the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities or (iii) take any action in furtherance of any of the matters described in the foregoing clause (i) or (ii) (each, a “Transfer”).

(b) “Contemplated Transfer” means any Transfer of Subject Securities by Phase Four, Inc. or Prime Movers Lab Fund III, L.P. and their Affiliates; provided, however, as a precondition to such Transfer, such Transferee must enter into a written agreement with the Company and the Purchaser agreeing to assume all of the obligations of this Agreement with respect to such Subject Securities and to be bound by the transfer restrictions set forth in this Agreement; provided, further, that, no such Transfer shall relieve such Required Member from its obligations under this Agreement.

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(c) “Permitted Transfer” means any Transfer of Subject Securities (i) to any Affiliates or family members of such Required Member, (ii) to any investment funds or vehicles controlled or managed by such Required Member or its Affiliates, (iii) by gift to a trust, the beneficiary of which is a Person to whom a Transfer would be permitted under clause (i), or to a charitable organization, (iv) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual, (v) in the case of an individual, pursuant to a qualified domestic relations order, (vi) to a nominee or custodian of a Person to whom a Transfer would be permitted under clause (i), (vii) in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, (viii) to a third party in connection with any non-redemption, backstop arrangement or other similar arrangement, (ix) in connection with any legal, regulatory or other order; or (x) as otherwise mutually agreed upon between such Required Member, the Purchaser and the Company; provided, however, that in the case of clauses (i) through (vii) and clause (x), as a precondition to such Transfer, such transferee must enter into a written agreement with the Company and the Purchaser agreeing to assume all of the obligations under this Agreement with respect to such Subject Securities and to be bound by the transfer restrictions set forth in this Agreement (to the extent applicable); provided, further, that, no Transfer permitted under this Section 1.2 shall relieve such Required Member of its obligations under this Agreement.

Section 1.3 New Securities. In the event that (a) any Company Units or other equity securities of the Company are issued to a Required Member after the date of this Agreement pursuant to any dividend, split, recapitalization, reclassification, combination or exchange of, on or affecting the Company Units owned by such Required Member or otherwise (including in connection with the Recapitalization), (b) a Required Member purchases or otherwise acquires beneficial ownership of any Company Units after the date of this Agreement, or (c) a Required Member acquires the right to vote or share in the voting of any Company Units or other equity securities of the Company after the date of this Agreement (such Company Units or other equity securities of the Company, collectively, the “New Securities”), then such New Securities acquired or purchased by such Required Member shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by such Required Member as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, each of the Required Members shall deliver:

(a) a properly completed and duly executed IRS Form W-9 or W-8 from such Required Member;

(b) a duly executed copy of that certain A&R Registration Rights Agreement;

(c) a duly executed copy of the Company A&R Operating Agreement;

(d) a duly executed copy of the Seller Lock-Up Agreement (provided, that, a Required Member that only holds Series B Preferred Units and/or Series B Warrants shall not be required to execute or otherwise enter into the Seller Lock-Up Agreement or any other lock-up arrangement with respect to the securities issued or issuable in exchange for such securities in the Transactions, and, provided, further, that the securities issued or issuable in exchange for Series B Preferred Units and/or Series B Warrants to a Required Member shall not be subject to the Seller Lock-Up Agreement or any other lock-up arrangement, in each case, except for the Company A&R Operating Agreement to the extent such Required Member remains a Member of the Company following the Transactions);

(e) a duly executed copy of the Seller Class B Subscription Agreement (if such Required Member is an Up-C Seller);

(f) a duly executed copy of the Tax Receivable Agreement (if such Required Member is designated on the Closing Member Schedule as a Participating TRA Holder); and

(g) such other documents, instruments and certificates as are required to be delivered by such Required Member pursuant to the Business Combination Agreement or the other Ancillary Documents.

Section 1.5 Required Member Agreements. At any meeting of the members of the Company, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the members of the Company is sought, each of the Required Members shall (i) appear at each such meeting or

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otherwise cause all of its Subject Securities, which are entitled to vote, to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Securities, which are entitled to vote:

(a) to approve and adopt the Business Combination Agreement and the consummation of the Transactions, including the Recapitalization, the entry into the Company A&R Operating Agreement and each other Ancillary Document to which the Company is or will become a party;

(b) to agree to the waiver, satisfaction or termination of any and all applicable transfer restrictions, preemptive rights, rights of first refusal and similar restrictions under the Company LLC Agreement, the Investors’ Rights Agreement, the ROFR/Co-Sale Agreement, the Company’s vesting and restricted-unit agreements, the UAR Plan, the Management Incentive Plan and the Company Warrant instruments, and to the termination of the Investors’ Rights Agreement and ROFR/Co-Sale Agreement effective as of the Closing;

(c) against any Alternative Transaction or any proposal relating to an Alternative Transaction;

(d) against any merger agreement or merger (other than the Business Combination Agreement and the Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company;

(e) against any change in the business or board of managers of the Company (other than pursuant to the Business Combination Agreement or the Ancillary Documents); and

(f) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or the Transactions, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Business Combination Agreement, (C) result in any of the conditions set forth in Article VIII (Closing Conditions) of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Required Member contained in this Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity interests of, the Company.

Each Required Member hereby agrees that he, she or it shall not commit or agree to take any action inconsistent with the foregoing. Each Required Member further agrees that, with respect to any written consent to be delivered pursuant to the obligations of such Required Member under this Section 1.5, such written consent shall be delivered promptly following the time at which the Registration Statement has been declared effective under the Securities Act (and, in any event, within two (2) Business Days thereof).

Section 1.6 No Challenges. Each Required Member agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Purchaser, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into this Agreement, the Business Combination Agreement or the Transactions.

Section 1.7 Further Assurances. Each Required Member shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws, or as reasonably requested by Purchaser or the Company, to effect the actions set forth herein and to consummate the transactions contemplated hereby on the terms and subject to the conditions set forth herein and the Transactions on the terms and subject to the conditions set forth in the Business Combination Agreement.

Section 1.8 No Inconsistent Agreement. Each Required Member hereby represents and covenants that such Required Member has not entered into, and shall not enter into, any agreement that would restrict, limit, or interfere with the performance of such Required Member’s obligations hereunder. Each Required Member agrees to reasonably promptly notify the Purchaser in writing of any updates to Schedule I hereto after the date hereof and prior to Closing.

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Section 1.9 Appraisal Rights. Each Required Member hereby waives and agrees not to exercise any rights of appraisal or rights to dissent from the Transactions that he, she or it may have with respect to the Subject Securities under applicable Law.

Section 1.10 Waiver of Preemptive Rights. To the extent any Required Member is a “Major Investor” (as defined in the Investors’ Rights Agreement), such Required Member hereby waives, and acknowledges that the Requisite Major Investors (as defined in the Investors’ Rights Agreement) have waived, any and all rights of first offer or other preemptive rights under Section 4 of the Investors’ Rights Agreement with respect to the issuance and sale of the Series B Preferred Units and the Series B Warrants contemplated by the Series B SPA. This waiver shall apply to all Investors (as defined in the Investors’ Rights Agreement) in the same fashion pursuant to Section 6.6 of the Investors’ Rights Agreement.

Section 1.11 Waiver of Certain Rights.

(a) Each Required Member, severally and not jointly, hereby irrevocably and unconditionally waives, effective as of the date hereof, any and all rights of first refusal, co-sale rights, participation rights, or similar rights that such Required Member may have under the ROFR/Co-Sale Agreement, the Company LLC Agreement, the Investors’ Rights Agreement, or any other agreement with or among the Company or its members, in each case solely to the extent such rights would be applicable to or triggered by (i) the Transactions (including the Recapitalization, the Seller Contributions, the Preferred Contributions, the Warrant Contributions, and any other transfers of Company equity interests contemplated by or effected in connection with the Business Combination Agreement or any Ancillary Document), (ii) the Series B Investment, (iii) any transfers of Company equity interests effected in connection with the Prime Movers Financing, and (iv) any sale, transfer, assignment, distribution, or other disposition of Company equity interests permitted under Section 7.02(b)(ii)(C) or Section 7.06(d)(ii) of the Business Combination Agreement.

(b) Each Required Member, severally and not jointly, hereby irrevocably and unconditionally waives, effective as of the date hereof, any and all transfer restrictions, consent rights, notice requirements, or similar restrictions applicable to the transfer of Company equity interests under Article 7 of the Company LLC Agreement, the Investors’ Rights Agreement, and the ROFR/Co-Sale Agreement, in each case solely to the extent such restrictions would be applicable to or triggered by (i) the Transactions (including the Recapitalization, the Seller Contributions, the Preferred Contributions, the Warrant Contributions, and any other transfers of Company equity interests contemplated by or effected in connection with the Business Combination Agreement or any Ancillary Document), (ii) the Series B Investment, (iii) any transfers of Company equity interests effected in connection with the Prime Movers Financing, and (iv) any sale, transfer, assignment, distribution, or other disposition of Company equity interests permitted under Section 7.02(b)(ii)(C) or Section 7.06(d)(ii) of the Business Combination Agreement.

(c) Each Required Member acknowledges and agrees that the waivers set forth in this Section 1.11 are a material inducement to the Purchaser’s willingness to enter into the Business Combination Agreement and shall be effective during the period commencing on the date hereof and ending at the Expiration Time, and, solely with respect to the Transactions and the Prime Movers Financing, shall survive the Expiration Time to the extent necessary to consummate the Transactions or the Prime Movers Financing, as applicable. For the avoidance of doubt, the waivers set forth in this Section 1.11 shall be in addition to, and not in limitation of, any waiver of preemptive rights or rights of first offer set forth elsewhere in this Agreement.

Section 1.12 Consent to Disclosure. Each Required Member hereby consents to the publication and disclosure in the Proxy Statement/Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any documents or communications provided by the Purchaser or the Company to any Governmental Authority and to Purchaser Shareholders) of such Required Member’s identity and beneficial ownership of the Subject Securities and the nature of such Required Member’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Purchaser and the Company, a copy of this Agreement. Each Required Member will promptly provide any information reasonably requested by Purchaser or the Company that is reasonably necessary for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

Annex E-4

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Required Members. Each Required Member, severally and not jointly, represents and warrants as of the date hereof to the Purchaser and the Company, in each case, only with respect to itself, as follows:

(a) Organization; Due Authorization. (i) If the Required Member is a natural person, he or she has all the requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby, and (ii) if the Required Member is not a natural person, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Required Member’s corporate, limited liability company or similar organizational powers and have been duly authorized by all necessary corporate, limited liability company, or similar organizational actions on the part of such Required Member. This Agreement has been duly executed and delivered by such Required Member and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes a legally valid and binding obligation of such Required Member, enforceable against such Required Member in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of such Required Member.

(b) Ownership. Such Required Member is the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and has good title to, all of its Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Agreement, (ii) the Company’s Organizational Documents, (iii) the Business Combination Agreement, (iv) the Company LLC Agreement, (v) the Investor’ Rights Agreement, (vi) the ROFR/Co-Sale Agreement, (vii) if the Required Member is not a natural person, the Required Member’s Organizational Documents or (viii) any applicable securities Laws. Such Required Member’s Subject Securities are the only equity securities of the Company owned of record or beneficially by such Required Member on the date of this Agreement, and none of such Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder, under the Company LLC Agreement, the Investors’ Rights Agreement and the ROFR/Co-Sale Agreement. Other than the Subject Securities, such Required Member does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) No Conflicts. The execution and delivery of this Agreement by such Required Member does not, and the performance by such Required Member of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of such Required Member, or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Required Member or such Required Member’s Subject Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Required Member of its obligations under this Agreement.

(d) Adequate Information. Such Required Member has been furnished or given access to adequate information concerning the business and financial condition of Purchaser and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and without reliance upon Purchaser or the Company and based on such information as such Required Member has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Required Member acknowledges that Purchaser and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Required Member acknowledges that the agreements contained herein with respect to the Subject Securities held by such Required Member are irrevocable and result in the waiver of any right of the undersigned to demand appraisal in connection with the Business Combination under Section 262 of the General Corporation Law of the State of Delaware and any other Law.

Annex E-5

(e) Litigation. There are no Legal Proceedings pending against such Required Member or, to the knowledge of such Required Member, threatened in writing against such Required Member, before (or, in the case of threatened Legal Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Required Member of its obligations under this Agreement.

(f) Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by such Required Member in his, her or its capacity as a member of the Company, for which the Company or any of its Affiliates may become liable.

(g) Acknowledgement. Such Required Member understands and acknowledges that each of the Purchaser and the Company is entering into the Business Combination Agreement in reliance upon the Required Members’ execution and delivery of this Agreement.

ARTICLE III
MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of the Company and (c) the written agreement of the Required Members, the Purchaser, and the Company. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.3 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.4 Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the Purchaser, the Company and the Required Members.

Section 3.5 Miscellaneous. Sections 10.02 (Notices), 10.06 (Governing Law), 10.07 (Jurisdiction), 10.08 (Waiver of Jury Trial), 10.10 (Severability), 10.12 (Entire Agreement), 10.13 (Interpretation), 10.14 (Counterparts), and 10.16 (Waiver of Claims Against Trust) of the Business Combination Agreement are each hereby incorporated into this Agreement (including any relevant definitions contained in any such Sections), mutatis mutandis.

[SIGNATURE PAGE TO FOLLOW]

Annex E-6

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PURCHASER:
INFLECTION POINT ACQUISITION CORP. VI
By:	/s/ Kevin Shannon
	Name:	Kevin Shannon
	Title:	Chief Executive Officer
COMPANY:
QUANTUM SPACE, LLC
By:	/s/ James Bridenstine
	Name:	James Bridenstine
	Title:	Chief Executive Officer

[Signature Page to Member Support Agreement]

Annex E-7

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

ReQUIRED MEMBERS:
Alto Opportunity Master Fund SPC — Segregated Master Portfolio B
By:	/s/ Waqas Khatri
	Name:	Waqas Khatri
	Title:	Director
INFLECTION POINT FUND I, LP
By:	Inflection Point Asset Management LLC
By:	/s/ Kevin Shannon
	Name:	Kevin Shannon
	Title:	Portfolio Manager
PRIME MOVERS LAB FUND III LP
By:	Prime Movers Lab GP III LLC
Its:	General Partner
By:	/s/ Taylor Frankel
	Name:	Taylor Frankel
	Title:	Chief Financial Officer
SCP QUANTUM HOLDCO LLC
By:	SCP QUANTUM MANAGEMENT LLC
Its:	Manager
By:	/s/ Nishant Machado
	Name:	Nishant Machado
	Title:	Managing Partner
GHAFFARIAN ENTERPRISES, LLC
By:	/s/ Matthew Yetman
	Name:	Matthew Yetman
	Title:	Manager
QUANTUM SPACE KG PARENT LLC
By:	/s/ Matthew Yetman
	Name:	Matthew Yetman
	Title:	Manager
IBX OPPORTUNITY GP, INC.
By:	/s/ Matthew Yetman
	Name:	Matthew Yetman
	Title:	Chief Financial Officer

Annex E-8

SUSAN L. HALL REVOCABLE TRUST, DATED 26 APRIL 2011
By:	/s/ Susan L. Hall
	Name:	Susan L. Hall
	Title:	Trustee
CCM Capital Markets LP
By:	/s/ Elliot Richmond
	Name:	Elliot Richmond
	Title:	Collective Capital Management Ltd
Newtyn TE Partners, LP
By:	/s/ Noah G. Levy
	Name:	Noah G Levy
	Title:	Managing Member of Newtyn Management, LLC, investment manager of Newtyn TE Partners, LP
Newtyn Partners, LP
By:	/s/ Noah G. Levy
	Name:	Noah G Levy
	Title:	Managing Member of Newtyn Management, LLC, investment manager of Newtyn Partners, LP

[Signature Page to Member Support Agreement]

Annex E-9

SCHEDULE I

[Omitted]

Annex E-10

ANNEX F

June 6th, 2026

PRIVATE & CONFIDENTIAL

For the Board of Directors of Inflection Point Acquisition Corp. VI (NASDAQ:IPFX) 1680 Michigan Avenue, Suite 700, Miami Beach, FL 33139 | United States

We understand that Inflection Point Acquisition Corp. VI (NASDAQ:IPFX), a publicly traded company that is a Cayman Islands exempted company (“IPFX”), is considering entering into a Business Combination Agreement (the “Business Combination Agreement” and the ) with Quantum Space, LLC, a limited liability company organized under the laws of Delaware (“QSPACE”, or the “Company”), IPFX PubCo, Inc., a Delaware corporation and wholly-owned subsidiary of IPFX (“PubCo”), and IPFX Merger Sub, Inc. a Delaware corporation and wholly-owned subsidiary of PubCo (“Merger Sub” and together with IPFX, QSPACE and PubCo, collectively, the “Parties”). Capitalized terms used herein but not defined have the meanings given to them in the Business Combination Agreement. The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.”

•        The Business Combination Agreement provides that (i) Merger Sub will merge with and into IPFX, as a result of which the separate corporate existence of Merger Sub will cease and IPFX will continue as the surviving entity and wholly-owned subsidiary of PubCo (the “Merger”) and thereafter (ii) (a) each Seller identified on the Closing Member Schedule and the Exchange Schedule as a “Direct Pubco Seller” (each, a “Direct Pubco Seller”) will contribute, automatically and without further action by such Seller, to Pubco all of such Direct Pubco Seller’s Company Common Units in exchange for shares of Pubco Class A-1 Common Stock or shares of Pubco Class A-2 Common Stock, (b) each Seller identified on the Closing Member Schedule and the Exchange Schedule as an “Up-C Seller” (each, an “Up-C Seller”) will contribute, automatically and without further action by such Seller, to Pubco the number of Company Common Units set forth opposite such Up-C Seller’s name on the Exchange Schedule in exchange for shares of Pubco Class A-1 Common Stock or shares of Pubco Class A-2 Common Stock, and will retain the balance of such Up-C Seller’s Company Common Units and (c) each Up-C Seller will purchase from Pubco, for consideration not greater than the par value of such stock, a number of shares of Pubco Class B-1 Common Stock or shares of Pubco Class B-2 Common Stock set forth in the Closing Member Schedule and Exchange Schedule, in each case in respect of the Company Common Units retained by such Up-C Seller following the contribution described in the preceding clause (ii)(b) (the securities of QSPACE retained by the Up-C Sellers together with the securities retained by and issued to the Direct Pubco Sellers and the Up-C Sellers, collectively, the “Aggregate Consideration Securities”);

•        The Business Combination Agreement provides that the Aggregate Consideration Securities have a value equal to $600,000,000 (the “Total Pre-Money Consideration”).

•        The Business Combination Agreement further provides that each Series B Investor holding Series B Preferred Units will (1) contribute to Pubco all of such holder’s Series B Preferred Units in exchange for shares of Pubco Convertible Preferred Stock, and (2) have the option to elect to contribute to Pubco all of such holder’s Series B Warrants in exchange for Preferred Investor Warrants.

The Board of Directors of IPFX has retained Newbridge Securities Corporation to render an opinion as to whether, on the date of this Opinion (as defined below), each of (i) the Total Pre-Money Consideration to be paid by IPFX in the Transaction is fair, from a financial point of view, to the IPFX Unaffiliated Shareholders (defined as IPFX’s shareholders other than (A) Inflection Point Holdings VI LLC (the “Sponsor”), (B) Inflection Point Fund I, LP (“Inflection Point”), (C) officers, directors or affiliates of IPFX, the Sponsor or Inflection Point, and (D) holders

Annex F-1

of public shares who elect to redeem their public shares prior to or in connection with the Transaction and (ii) the Transaction has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held by IPFX in its trust account (the “Trust Account”) for the benefit of holders of IPFX’s public shares (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement.

We have not been requested to opine to, and our Opinion (as defined below) does not in any manner address the underlying business decision of IPFX to enter into the Business Combination Agreement. Our Opinion does not address the relative merits of entering into the Business Combination Agreement as compared to any alternative business strategy that might exist for IPFX.

Newbridge, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, going private transactions, related-party transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, and valuations for corporate and other purposes. We do not perform tax, accounting or legal services, nor do we render such advice. In the past, Newbridge and its affiliates have provided advisory services to Inflection Point and its affiliates unrelated to the proposed Transaction for which Newbridge and its affiliates received compensation.

Newbridge will receive a fee for such services. No portion of this fee is refundable or contingent upon the consummation of the Transaction or the conclusion reached in this Opinion. In addition, IPFX has agreed to indemnify Newbridge for certain liabilities arising out of its engagement, including the rendering of this Opinion, and to reimburse Newbridge for certain expenses in connection with its services.

Newbridge has not participated in, or provided advice with respect to, the pricing determination, structuring or negotiation of the Business Combination Agreement.

In the ordinary course of business, Newbridge, certain customer accounts held at Newbridge, and certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in equity, debt, and other securities and financial instruments (including bank loans and other obligations) of, or investments in IPFX.

In connection with the review and analysis performed to render our Opinion, among other things, we have undertaken the following:

•        considered our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions, and business and securities valuations generally;

•        reviewed documents related to the Business Combination, including a draft of the Business Combination Agreement materially the same as the final Business Combination Agreement;

•        reviewed IPFX’s publicly available last fiscal quarter of historical financial results, (Q1-2026);

•        reviewed publicly available financial information of IPFX filed with the U.S. Securities & Exchange Commission, including its S-1 registration statement, its quarterly report on Form 10-Q for the three months ended March 31, 2026 and certain reports on material events filed on Forms 8-K between March 26th, 2026, through June 4th, 2026;

•        conducted discussions with IPFX’s management team to better understand QSPACE’s recent business history;

•        conducted discussions with the QSPACE’s management team to better understand its business, recent business history, reviewed its corporate presentation, drivers of future growth, and near-term financials;

•        QSPACE’s projected revenue, EBITDA, and related financial metrics for FY-2026E and FY-2027E, prepared by QSPACE management;

Annex F-2

•        performed a Public Company Comparable analysis of similar companies to QSPACE, which included variables such as companies trading on a major stock exchange, and have businesses in the “Commercial & Defense Space Systems” sector to attain FY-2027E Enterprise Value/Revenue multiples;

•        performed an M&A transaction comparable analysis of similar companies to QSPACE that operate globally in the “Commercial & Defense Space Systems” sector, to derive certain implied historical Enterprise Value/Revenue multiples; and

•        performed a Private Market/VC Investment analysis, of similar companies to QSPACE that operate globally in the “Commercial & Defense Space Systems” sector, to derive certain implied historical Enterprise Value/Revenue multiples.

In forming our Opinion, we have had full access to, and full cooperation from, the management team of both IPFX and QSPACE to ask questions and receive answers. Our Opinion is solely and necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof.

In connection with our review and analyses and in arriving at our Opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us or publicly available and have not attempted to verify independently any such information.

With respect to certain financial information, including financial analyses and projections, relating to the business and prospects of IPFX and QSPACE provided to us, we have assumed that the financial information has been reasonably prepared on a basis reflecting best currently available estimates and good faith judgments of the management team of IPFX and QSPACE as to the future financial performance of the combined parties prior to and subsequent to a potential Business Combination Agreement.

In rendering our Opinion, we do not express any view or opinion as to what the value of the Consideration will be when issued pursuant to the Transaction or the price or range of prices at which the IPFX or Pubco securities may trade or otherwise be transferable at any time before or after announcement or consummation of the Transaction.

This Opinion is for the use of the Board of Directors of Inflection Point Acquisition Corp. VI (NASDAQ:IPFX), and is not to be publicly disclosed, used, excerpted, reproduced or disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Newbridge Securities Corporation, except that this Opinion may be reproduced in full in, and references to this Opinion and to Newbridge and its relationship with IPFX may be included in, filings made by IPFX with the U.S. Securities & Exchange Commission as well as any registration statement, proxy statement or similar disclosure document delivered to the equity holders of IPFX and QSPACE.

We have tried to apply objective measures of value in rendering our Opinion. You understand, however, that such a valuation necessarily is based on some subjective interpretations of value. We understand that we are not obligated to revise our Opinion due to events and fluctuating economic conditions occurring subsequent to the date of this Opinion.

Based upon and subject to the foregoing, it is our Opinion that, on the date of June 6th, 2026, each of (i) the Total Pre-Money Consideration to be paid by IPFX in the Transaction is fair, from a financial point of view, to the IPFX unaffiliated shareholders and (ii) the Transaction has an aggregate fair market value equal to at least eighty percent (80.0%) of the value of the assets held by IPFX in its Trust Account for the benefit of the holders of its public shares (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement (the “Opinion”).

Annex F-3

Sincerely,

Newbridge Securities Corporation

Chad D. Champion Senior Managing Director Head of Equity Capital Markets & Investment Banking

Annex F-4

ANNEX G

QUANTUM SPACE, INC.

2026 EQUITY INCENTIVE PLAN

EFFECTIVE DATE: [DATE]

ARTICLE 1.

PURPOSE

This 2026 Equity Incentive Plan (the “Plan”) was adopted by the Board of Directors of Quantum Space, Inc. (the “Company”) on [DATE] and approved by the Company’s stockholders on [DATE]. The purpose of the Plan is to promote the success and enhance the value of the Company by linking the individual interests of the members of the Board, Employees, and Consultants to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

ARTICLE 2.

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1         “Administrator” shall mean the entity that conducts the general administration of the Plan as provided in Article 13. With reference to the duties of the Committee under the Plan which have been delegated to one or more persons pursuant to Section 13.6, or as to which the Board has assumed, the term “Administrator” shall refer to such person(s) unless the Committee or the Board has revoked such delegation or the Board has terminated the assumption of such duties.

2.2         “Applicable Accounting Standards” means Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards, or such other accounting principles or standards as may apply to the Company’s financial statements under United States federal securities laws from time to time.

2.3         “Applicable Law” means any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act, and any rules or regulations thereunder; (b) corporate, securities, tax, or other laws, statutes, rules, requirements, or regulations, whether federal, state, local, or foreign; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted, or traded.

2.4         “Award” means an Option, a Stock Appreciation Right, a Restricted Stock award, a Restricted Stock Unit award, a Performance Stock award, a Performance Stock Unit award, an Other Stock- or Cash-Based Award, or a Dividend Equivalent award, which may be awarded or granted under the Plan.

2.5         “Award Agreement” means any written notice, agreement, terms and conditions, contract, or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine consistent with the Plan.

2.6         “BCA” means that certain Business Combination Agreement dated June 8, 2026, by and between Quantum Space, LLC, Inflection Point Acquisition Corp. VI, IPFX PubCo, Inc., and IPFX Merger Sub, Inc.

2.7         “Board” means the Board of Directors of the Company.

2.8         “Business Combination” means the transactions contemplated by the BCA.

2.9         “Cause” with respect to a Holder means “Cause” (or any term of similar effect) as defined in such Holder’s employment agreement with the Company if such an agreement exists and contains a definition of Cause (or term of similar effect), or, if no such agreement exists or such agreement does not contain a definition

Annex G-1

of Cause (or term of similar effect), then Cause shall include, but not be limited to: (i) the Holder’s willful failure to perform their duties and responsibilities to the Company or deliberate violation of a Company policy; (ii) the Holder’s commission of any act of fraud, embezzlement, dishonesty, or any other willful misconduct that has caused or could reasonably be expected to result in injury or harm to the Company; (iii) unauthorized use or disclosure by the Holder of any proprietary information or trade secrets of the Company or any other party to whom the Holder owes an obligation of nondisclosure as a result of their relationship with the Company; (iv) the Holder’s willful breach of any of their obligations under any written agreement or covenant with the Company; (v) the Holder’s commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company; or (vi) conduct by the Holder that brings or is reasonably likely to bring the Company negative publicity or into public disgrace, embarrassment, or disrepute. The determination as to whether a Holder is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Holder. The foregoing definition does not in any way limit the Company’s ability to terminate a Holder’s employment or consulting relationship at any time as provided in the Plan, and the term “Company” will be interpreted to include any subsidiary, parent, or affiliate, as appropriate.

2.10       “Change in Control” means and includes each of the following, unless provided otherwise in a Holder’s applicable Award Agreement:

(a)         A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) directly or indirectly acquires beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition by the Company or any of its Subsidiaries; (ii) any acquisition by an employee benefit plan maintained by the Company or any of its Subsidiaries; (iii) any acquisition described in Sections 2.8(c)(i), 2.8(c)(ii), and 2.8(c)(iii); or (iv) in respect of an Award held by a particular Holder, any acquisition by the Holder or any group of persons including the Holder (or any entity controlled by the Holder or any group of persons including the Holder); or

(b)         The Incumbent Directors cease for any reason to constitute a majority of the Board; or

(c)         The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination, (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions, or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i)          which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and

(ii)         after which no person or group beneficially owns voting securities representing fifty percent (50%) or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.8(c)(ii) as beneficially owning fifty percent (50%) or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; and

(iii)        after which at least a majority of the members of the board of directors (or the analogous governing body) of the Successor Entity were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such transaction; or

(d)         The date that the Company’s stockholders approve a plan of complete liquidation or dissolution of the Company.

Annex G-2

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b), (c), or (d) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Administrator shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control, and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

2.11       “Code” means the Internal Revenue Code of 1986, as amended from time to time, together with the regulations and official guidance promulgated thereunder, whether issued prior or subsequent to the grant of any Award.

2.12       “Committee” means the Compensation Committee of the Board, or another committee or subcommittee of the Board or the Compensation Committee of the Board described in Article 13 hereof.

2.13       “Common Stock” means the common stock of the Company, par value $0.0001 per share.

2.14       “Company” has the meaning set forth in Article 1.

2.15       “Consultant” means any consultant or adviser engaged to provide services to the Company or any Subsidiary who qualifies as a consultant or advisor under the applicable rules of the Securities and Exchange Commission for registration of shares on a Form S-8 Registration Statement.

2.16       “Data” has the meaning set forth in Section 12.8.

2.17       “Director” means a member of the Board, as constituted from time to time.

2.18       “Director Limit” has the meaning set forth in Section 4.6.

2.19       “Dividend Equivalent” means a right to receive the equivalent value (in cash or Shares) of dividends paid on Shares, awarded under Section 11.2.

2.20       “DRO” means a “domestic relations order” as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.

2.21       “Effective Date” means the date the Company’s stockholders approved this Plan if such stockholder approval occurs before the first anniversary of the date the Plan is adopted by the Board.

2.22       “Eligible Individual” means any person who is an Employee, a Consultant, or a Non-Employee Director, as determined by the Administrator.

2.23       “Employee” means any officer or other employee (as determined in accordance with Section 3401(c) of the Code and the Treasury Regulations thereunder) of the Company or of any Subsidiary.

2.24       “Equity Restructuring” means a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering, or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the share price of Common Stock (or other securities) and causes a change in the per share value of the Common Stock underlying outstanding Awards.

2.25       “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

2.26       “Fair Market Value” means, as of any given date, the value of a Share determined as follows:

(a)         If the Common Stock is (i) listed on any established securities exchange (such as the New York Stock Exchange, the NASDAQ Capital Market, the NASDAQ Global Market, or the NASDAQ Global Select Market), (ii) listed on any national market system, or (iii) quoted or traded on any automated quotation system, its Fair

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Market Value shall be the closing sales price for a Share as quoted on such exchange or system for such date or, if there is no closing sales price for a Share on the date in question, the closing sales price for a Share on the last preceding date for which such quotation exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b)         If the Common Stock is not listed on an established securities exchange, national market system, or automated quotation system, but the Common Stock is regularly quoted by a recognized securities dealer, its Fair Market Value shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a Share on such date, the high bid and low asked prices for a Share on the last preceding date for which such information exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c)         If the Common Stock is neither listed on an established securities exchange, national market system, or automated quotation system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Administrator in good faith and in a manner that complies with Section 409A.

2.27       “Good Reason” with respect to a Holder, means “Good Reason” (or any term of similar effect) as defined in such Holder’s applicable Award Agreement or written employment or other agreement between a Holder and the Company or, if no such agreement exists or such agreement does not contain a definition of “Good Reason” (or term of similar effect), then “Good Reason” means, without the Holder’s prior written consent, (I) a material reduction of the Holder’s base salary; provided, however, that a material reduction in the Holder’s base salary pursuant to a salary reduction program affecting all or substantially all of the employees of the Company and that does not adversely affect the Holder to a greater extent than other similarly situated employees shall not constitute Good Reason; or (II) the Holder being required to relocate the Holder’s primary work location to a facility or location that would increase the Holder’s one way commute distance by more than fifty (50) miles from the Holder’s primary work location as of immediately prior to such change. Notwithstanding the foregoing, a Holder’s Termination of Service shall not constitute a termination for “Good Reason” as a result of any event described in the preceding sentence unless (A) the Holder provides written notice outlining such conditions, acts, or omissions to the Company within thirty (30) days after the first occurrence of such event, (B) to the extent correctable, the Company fails to remedy such circumstance or event within sixty (60) days following the Company’s receipt of such written notice, and (C) the effective date of the Holder’s resignation for “Good Reason” is not later than thirty (30) days after the expiration of the Company’s cure period.

2.28       “Greater Than 10% Stockholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any subsidiary corporation (as defined in Section 424(f) of the Code) or parent corporation thereof (as defined in Section 424(e) of the Code).

2.29       “Holder” means a person who has been granted an Award.

2.30       “Incentive Stock Option” means an Option that is intended to qualify as an incentive stock option and conforms to the applicable provisions of Section 422 of the Code.

2.31       “Incumbent Directors” means for any period of 24 consecutive months, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.8(a) or 2.8(c)) whose election or nomination for election to the Board was approved by a vote of at least a majority (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) of the Directors then still in office who either were Directors at the beginning of the 24 month period or whose election or nomination for election was previously so approved. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.

2.32       “Non-Employee Director” means a Director of the Company who is not an Employee.

2.33       “Non-Employee Director Equity Compensation Policy” has the meaning set forth in Section 4.6.

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2.34       “Non-Qualified Stock Option” means an Option that is not an Incentive Stock Option or which is designated as an Incentive Stock Option but does not meet the applicable requirements of Section 422 of the Code.

2.35       “Option” means a right to purchase Shares at a specified exercise price granted under Article 5. An Option shall be either a Non-Qualified Stock Option or an Incentive Stock Option; provided, however, that Options granted to Non-Employee Directors and Consultants shall only be NonQualified Stock Options.

2.36       “Option Term” has the meaning set forth in Section 5.4.

2.37       “Organizational Documents” means, collectively, (a) the Company’s articles of incorporation, certificate of incorporation, bylaws, or other similar organizational documents relating to the creation and governance of the Company and (b) the Committee’s charter or other similar organizational documentation relating to the creation and governance of the Committee.

2.38       “Other Stock- or Cash-Based Award” means a cash payment, cash bonus award, stock payment, stock bonus award, performance award, or incentive award that is paid in cash, Shares, or a combination of both, awarded under Section 11.1.

2.39       “Performance Criteria” means the criteria (and adjustments) that the Administrator selects for an Award for purposes of establishing the Performance Goal or Performance Goals for a Performance Period, which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices, and which may be subject to such adjustments as determined by the Administrator.

2.40       “Performance Goals” means, for a Performance Period, one or more goals established in writing by the Administrator for the Performance Period based upon one or more Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a Subsidiary, division, business unit, or an individual.

2.41       “Performance Period” means one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Holder’s right to, vesting of, and/or the payment in respect of an Award.

2.42       “Permitted Transferee” means, with respect to a Holder, any “family member” of the Holder, as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto), or any other transferee specifically approved by the Administrator after taking into account Applicable Law.

2.43       “Plan” has the meaning set forth in Article 1.

2.44       “Profits Interests” means an award of profits interests under the Profits Interest Plan.

2.45       “Profits Interest Plan” means that certain Amended and Restated Profits Interest Plan of Quantum Space Management, LLC, effective as of December 9, 2022, as amended, restated, modified or supplemented from time to time.

2.46       “Program” means any program adopted by the Administrator pursuant to the Plan containing the terms and conditions intended to govern a specified type of Award granted under the Plan and pursuant to which such type of Award may be granted under the Plan.

2.47       “Performance Stock” means Common Stock awarded under Article 7 that is subject to certain performance-based restrictions and may be subject to risk of forfeiture or repurchase.

2.48       “Performance Stock Units” means the right to receive Shares, or in the sole discretion of the Administrator, an amount in cash (or a combination of cash and Common Stock) equal to the Fair Market Value of such Shares, awarded under Article 8.

2.49       “Restricted Stock” means Common Stock awarded under Article 9 that is subject to certain restrictions and may be subject to risk of forfeiture or repurchase.

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2.50       “Restricted Stock Units” means the right to receive Shares, or in the sole discretion of the Administrator, an amount in cash (or a combination of cash and Common Stock) equal to the Fair Market Value of such Shares, awarded under Article 10.

2.51       “Section 409A” means Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the Effective Date.

2.52       “Securities Act” means the Securities Act of 1933, as amended.

2.53       “Share Limit” has the meaning set forth in Section 3.1(a).

2.54       “Shares” means shares of Common Stock.

2.55       “Stock Appreciation Right” means an Award entitling the Holder (or other person entitled to exercise pursuant to the Plan) to exercise all or a specified portion thereof (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of such Award from the Fair Market Value on the date of exercise of such Award by the number of Shares with respect to which such Award shall have been exercised, subject to any limitations the Administrator may impose.

2.56       “SAR Term” has the meaning set forth in Section 5.4.

2.57       “Subsidiary” means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.58       “Substitute Award” means an Award granted under the Plan in connection with a corporate transaction, such as a merger, combination, consolidation, or acquisition of property or stock, in any case, upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity; provided, however, that in no event shall the term “Substitute Award” be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.

2.59       “Substituted Quantum Awards” means those certain awards of Profits Interests and UARs that are substituted for an award under the Plan in connection with the Business Combination.

2.60       “Termination of Service” means:

(a)         As to a Consultant, the time when the engagement of a Holder as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without cause, including, without limitation, by resignation, discharge, death, or retirement, but excluding terminations where the Consultant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(b)         As to a Non-Employee Director, the time when a Holder who is a Non-Employee Director ceases to be a Director for any reason, including, without limitation, a termination by resignation, failure to be elected, death, or retirement, but excluding terminations where the Holder simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(c)         As to an Employee, the time when the employee-employer relationship between a Holder and the Company or any Subsidiary is terminated for any reason, including, without limitation, a termination by resignation, discharge, death, disability, or retirement; but excluding terminations where the Holder simultaneously commences or remains in employment or service with the Company or any Subsidiary.

The Administrator, in its sole discretion, shall determine the effect of all matters and questions relating to any Termination of Service, including, without limitation, whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for Cause, and all questions of whether particular leaves of absence constitute a Termination of Service; provided, however, that, with respect to Incentive Stock Options, unless the Administrator otherwise provides in the terms of any Program, Award Agreement, or otherwise, or as otherwise

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required by Applicable Law, a leave of absence, change in status from an employee to an independent contractor, or other change in the employee-employer relationship shall constitute a Termination of Service only if, and to the extent that, such leave of absence, change in status, or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then-applicable regulations and revenue rulings under said Section. For purposes of the Plan, a Holder’s employee-employer relationship or consultancy relationship shall be deemed to be terminated in the event that the Subsidiary employing or contracting with such Holder ceases to remain a Subsidiary following any merger, sale of stock, or other corporate transaction or event (including, without limitation, a spinoff).

2.61       “UAR” means an award of unit appreciation rights awarded under the UAR Plan.

2.62       “UAR Plan” means that certain Amended and Restated Unit Appreciation Right Plan of Quantum Space, LLC, effective as of December 1, 2023, as amended, restated, modified or supplemented from time to time.

ARTICLE 3.

SHARES SUBJECT TO THE PLAN

3.1         Number of Shares.

(a)         Subject to Sections 14.1, 14.2, and 3.1(b), the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan shall be equal to the sum of (i) [•] Shares, (ii) the number of Shares underlying Substituted Quantum Awards, and (iii) an annual increase on the first day of each year beginning in 2027 and ending in (and including) 2036 equal to the lesser of (A) five percent (5%) of the Shares outstanding on a fully diluted basis on the last day of the immediately preceding fiscal year and (B) such smaller number of Shares as determined by the Board or the Committee (such sum, the “Share Limit”). Notwithstanding the foregoing, and subject to Sections 14.1, 14.2, and 3.1(b), the aggregate maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options is [•] Shares.

(b)         If any Shares subject to an Award are forfeited or expire or such Award is settled for cash (in whole or in part), the Shares subject to such Award shall, to the extent of such forfeiture, expiration, or cash settlement, again be available for future grants of Awards under the Plan. In addition, until the termination of the Plan, the following Shares shall be available for future grants of Awards under the Plan: (i) Shares tendered by a Holder or withheld by the Company in payment of the exercise price of an Option; (ii) Shares tendered by the Holder or withheld by the Company to satisfy any tax withholding obligation with respect to an Award; and (iii) Shares subject to Stock Appreciation Rights that are not issued in connection with the stock settlement of the Stock Appreciation Rights on exercise thereof. Notwithstanding anything to the contrary contained herein, Shares purchased on the open market with the cash proceeds from the exercise of Options shall not be available for future grants of Awards. Until the termination of the Plan, any Shares repurchased by the Company under Section 7.4 or 9.4 hereof at the same price paid by the Holder or a lower price so that such Shares are returned to the Company will again be available for Awards. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the Shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted, or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

(c)         Other than the Substituted Quantum Awards, Substitute Awards shall not reduce the Shares authorized for grant under the Plan, except as may be required by reason of Section 422 of the Code. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided that Awards using such available Shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Subsidiaries immediately prior to such acquisition or combination.

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ARTICLE 4.

GRANTING OF AWARDS

4.1         Participation. The Administrator may, from time to time, select from among all Eligible Individuals those to whom an Award shall be granted and shall determine the nature and amount of each Award, which shall not be inconsistent with the requirements of the Plan. Except for any Non-Employee Director’s right to Awards that may be required pursuant to the Non-Employee Director Equity Compensation Policy as described in Section 4.6, no Eligible Individual or other person shall have any right to be granted an Award pursuant to the Plan and neither the Company nor the Administrator is obligated to treat Eligible Individuals, Holders, or any other persons uniformly. Participation by each Holder in the Plan shall be voluntary and nothing in the Plan or any Program shall be construed as mandating that any Eligible Individual or other person shall participate in the Plan.

4.2         Award Agreement. Each Award shall be evidenced by an Award Agreement that sets forth the terms, conditions, and limitations for such Award as determined by the Administrator in its sole discretion (consistent with the requirements of the Plan and any applicable Program). Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.

4.3         Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendments thereto) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

4.4         At-Will Service. Nothing in the Plan or in any Program or Award Agreement hereunder shall confer upon any Holder any right to continue in the employ of, or as a Director or Consultant for, the Company or any Subsidiary, or shall interfere with or restrict in any way the rights of the Company and any Subsidiary, which rights are hereby expressly reserved, to discharge any Holder at any time for any reason whatsoever, with or without cause, and with or without notice, or to terminate or change all other terms and conditions of employment or engagement, except to the extent expressly provided otherwise in a written agreement between the Holder and the Company or any Subsidiary.

4.5         Foreign Holders. Notwithstanding any provision of the Plan or applicable Program to the contrary, in order to comply with the laws in countries other than the United States in which the Company and its Subsidiaries operate or have Employees, Non-Employee Directors, or Consultants, or in order to comply with the requirements of any foreign securities exchange or other Applicable Law, the Administrator, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries shall be covered by the Plan; (b) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (c) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with Applicable Law (including, without limitation, applicable foreign laws or listing requirements of any foreign securities exchange); (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable; provided, however, that no such subplans and/or modifications shall increase the Share Limit or the Director Limit; and (e) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any foreign securities exchange.

4.6         Non-Employee Director Awards.

(a)         Non-Employee Director Equity Compensation Policy. The Administrator, in its sole discretion, may provide that Awards granted to Non-Employee Directors shall be granted pursuant to a written nondiscretionary formula established by the Administrator (the “Non-Employee Director Equity Compensation Policy”), subject to the limitations of the Plan. The Non-Employee Director Equity Compensation Policy shall set forth the type of Award(s) to be granted to Non-Employee Directors, the number of Shares to be subject to Non-Employee Director Awards, the conditions on which such Awards shall be granted, become exercisable, and/or payable and expire, and such other terms and conditions as the Administrator shall determine in its sole discretion. The Non-Employee Director Equity Compensation Policy may be modified by the Administrator from time to time in its sole discretion.

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(b)         Director Limit. Notwithstanding any provision to the contrary in the Plan or in the Non-Employee Director Equity Compensation Policy, the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of cash- and equity-based Awards granted to a Non-Employee Director as compensation for services as a Non-Employee Director during any fiscal year of the Company may not exceed $750,000, increased to $1,000,000 in the fiscal year of their initial service as a Non-Employee Director (the applicable amount, the “Director Limit”); provided that the Director Limit shall be applied without regard to Awards, if any, granted to a Non-Employee Director during any period in which such individual was an employee of the Company or was otherwise providing services to the Company other than in the capacity as a Non-Employee Director.

ARTICLE 5.

GRANTING OF OPTIONS AND STOCK APPRECIATION RIGHTS

5.1         Granting of Options and Stock Appreciation Rights to Eligible Individuals. The Administrator is authorized to grant Options and Stock Appreciation Rights to Eligible Individuals from time to time, in its sole discretion, on such terms and conditions as it may determine, which shall not be inconsistent with the Plan.

5.2         Qualification of Incentive Stock Options. The Administrator may grant Options intended to qualify as Incentive Stock Options only to employees of the Company, any of the Company’s present or future “parent corporations” or “subsidiary corporations” as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. No person who qualifies as a Greater Than 10% Stockholder may be granted an Incentive Stock Option unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code. To the extent that the aggregate fair market value of stock with respect to which “incentive stock options” (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by a Holder during any calendar year under the Plan, and all other plans of the Company and any parent corporation or subsidiary corporation thereof (as defined in Section 424(e) and 424(f) of the Code, respectively), exceeds $100,000, the Options shall be treated as Non-Qualified Stock Options to the extent required by Section 422 of the Code. The rule set forth in the immediately preceding sentence shall be applied by taking Options and other “incentive stock options” into account in the order in which they were granted and the fair market value of stock shall be determined as of the time the respective options were granted. Any interpretations and rules under the Plan with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code. Neither the Company nor the Administrator shall have any liability to a Holder, or any other person, (a) if an Option (or any part thereof) which is intended to qualify as an Incentive Stock Option fails to qualify as an Incentive Stock Option or (b) for any action or omission by the Company or the Administrator that causes an Option not to qualify as an Incentive Stock Option, including without limitation, the conversion of an Incentive Stock Option to a Non-Qualified Stock Option or the grant of an Option intended as an Incentive Stock Option that fails to satisfy the requirements under the Code applicable to an Incentive Stock Option.

5.3         Option and Stock Appreciation Right Exercise Price. The exercise price per Share subject to each Option and Stock Appreciation Right shall be set by the Administrator, but shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date the Option or Stock Appreciation Right, as applicable, is granted (or, as to Incentive Stock Options, on the date the Option is modified, extended, or renewed for purposes of Section 424(h) of the Code). In addition, in the case of Incentive Stock Options granted to a Greater Than 10% Stockholder, such price shall not be less than 110% of the Fair Market Value of a Share on the date the Option is granted (or the date the Option is modified, extended, or renewed for purposes of Section 424(h) of the Code). Notwithstanding the foregoing, in the case of an Option or Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Section 424 and 409A of the Code.

5.4         Option and SAR Terms. The term of each Option (the “Option Term”) and the term of each Stock Appreciation Right (the “SAR Term”) shall be set by the Administrator in its sole discretion; provided, however, that the Option Term or SAR Term, as applicable, shall not be more than (a) ten (10) years from the date the Option or Stock Appreciation Right, as applicable, is granted to an Eligible Individual (other than a Greater Than 10% Stockholder), or (b) five (5) years from the date an Incentive Stock Option is granted to a Greater Than 10% Stockholder. Except as limited by the requirements of Section 409A or Section 422 of the Code and regulations and rulings thereunder or the

Annex G-9

first sentence of this Section 5.4 and without limiting the Company’s rights under Section 12.7, the Administrator may extend the Option Term of any outstanding Option or the SAR Term of any outstanding Stock Appreciation Right, and may extend the time period during which vested Options or Stock Appreciation Rights may be exercised, in connection with any Termination of Service of the Holder or otherwise, and may amend, subject to Section 12.7 and 14.1, any other term or condition of such Option or Stock Appreciation Right relating to such Termination of Service of the Holder or otherwise.

5.5         Option and SAR Vesting. The period during which the right to exercise, in whole or in part, an Option or Stock Appreciation Right vests in the Holder shall be set by the Administrator and set forth in the applicable Award Agreement. Unless otherwise determined by the Administrator in the Award Agreement, the applicable Program, or by action of the Administrator following the grant of the Option or Stock Appreciation Right, (a) no portion of an Option or Stock Appreciation Right which is unexercisable at a Holder’s Termination of Service shall thereafter become exercisable and (b) the portion of an Option or Stock Appreciation Right that is unexercisable at a Holder’s Termination of Service shall automatically expire on the date of such Termination of Service.

5.6         Substitution of Stock Appreciation Rights. The Administrator may provide in the applicable Program or Award Agreement evidencing the grant of an Option that the Administrator, in its sole discretion, shall have the right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option; provided that such Stock Appreciation Right shall be exercisable with respect to the same number of Shares for which such substituted Option would have been exercisable, and shall also have the same exercise price, vesting schedule, and remaining term as the substituted Option.

ARTICLE 6.

EXERCISE OF OPTIONS AND STOCK APPRECIATION RIGHTS

6.1         Exercise and Payment. An exercisable Option or Stock Appreciation Right may be exercised in whole or in part. However, an Option or Stock Appreciation Right shall not be exercisable with respect to fractional Shares and the Administrator may require that, by the terms of the Option or Stock Appreciation Right, a partial exercise must be with respect to a minimum number of Shares. Payment of the amounts payable with respect to Stock Appreciation Rights pursuant to this Article 6 shall be in cash, Shares (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised), or a combination of both, as determined by the Administrator.

6.2         Manner of Exercise. Except as set forth in Section 6.3, all or a portion of an exercisable Option or Stock Appreciation Right shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, the stock plan administrator of the Company, or such other person or entity designated by the Administrator, or their or its office, as applicable:

(a)         A written or electronic notice complying with the applicable rules established by the Administrator stating that the Option or Stock Appreciation Right, or a portion thereof, is exercised. The notice shall be signed or otherwise acknowledged electronically by the Holder or other person then entitled to exercise the Option or Stock Appreciation Right or such portion thereof;

(b)         Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with Applicable Law.

(c)         In the event that the Option shall be exercised pursuant to Section 12.3 by any person or persons other than the Holder, appropriate proof of the right of such person or persons to exercise the Option or Stock Appreciation Right, as determined in the sole discretion of the Administrator; and

(d)         Full payment of the exercise price and applicable withholding taxes for the Shares with respect to which the Option or Stock Appreciation Right, or portion thereof, is exercised, in a manner permitted by the Administrator in accordance with Sections 12.1 and 12.2.

6.3         Notification Regarding Disposition. The Holder shall give the Company prompt written or electronic notice of any disposition of Shares acquired by exercise of an Incentive Stock Option which occurs within (a) two years from the date of grant (including the date the Option is modified, extended, or renewed for purposes of

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Section 424(h) of the Code) of such Option to such Holder or (b) one year after the date of transfer of such Shares to such Holder. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness, or other consideration, by the Holder in such disposition or other transfer.

ARTICLE 7.

AWARD OF PERFORMANCE STOCK

7.1         Award of Performance Stock. The Administrator is authorized to grant Performance Stock to Eligible Individuals, and shall determine the terms and conditions, including the performance conditions and restrictions applicable to each award of Performance Stock, which terms and conditions shall not be inconsistent with the Plan or any applicable Program, and may impose such conditions on the issuance of such Performance Stock as it deems appropriate. The Administrator shall establish the purchase price, if any, and form of payment for Performance Stock; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Performance Stock to the extent required by Applicable Law.

7.2         Rights as Stockholders. Subject to Section 7.4, upon issuance of Performance Stock, the Holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said Shares, subject to the restrictions in the Plan, any applicable Program, and/or the applicable Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which the Holder to whom such Performance Stock are granted becomes the record holder of such Performance Stock; provided, however, that, in the sole discretion of the Administrator, any extraordinary distributions with respect to the Shares may be subject to the restrictions set forth in Section 7.3. In addition, dividends which are paid prior to vesting shall only be paid out to the Holder to the extent that the performance-based vesting conditions are subsequently satisfied and the share of Performance Stock vests.

7.3         Restrictions. All shares of Performance Stock (including any shares received by Holders thereof with respect to shares of Performance Stock as a result of stock dividends, stock splits, or any other form of recapitalization) shall be subject to such restrictions and vesting requirements as the Administrator shall provide in the applicable Program or Award Agreement. By action taken after the Performance Stock is issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Performance Stock by removing any or all of the restrictions imposed by the terms of the applicable Program or Award Agreement.

7.4         Repurchase or Forfeiture of Performance Stock. Except as otherwise determined by the Administrator, if no price was paid by the Holder for the Performance Stock, upon a Termination of Service during the applicable restriction period, the Holder’s rights in unvested Performance Stock then subject to restrictions shall lapse, and such Performance Stock shall be surrendered to the Company and cancelled without consideration on the date of such Termination of Service. If a price was paid by the Holder for the Performance Stock, upon a Termination of Service during the applicable restriction period, the Company shall have the right to repurchase from the Holder the unvested Performance Stock then subject to restrictions at a cash price per share equal to the price paid by the Holder for such Performance Stock or such other amount as may be specified in the applicable Program or Award Agreement. Notwithstanding the foregoing, the Administrator, in its sole discretion, may provide that upon certain events, including, without limitation, a Change in Control; the Holder’s death, retirement, or disability; or any other specified Termination of Service or any other event, the Holder’s rights in unvested Performance Stock then subject to restrictions shall not lapse, such Performance Stock shall vest and cease to be forfeitable and, if applicable, the Company shall cease to have a right of repurchase.

7.5         Section 83(b) Election. If a Holder makes an election under Section 83(b) of the Code to be taxed with respect to the Performance Stock as of the date of transfer of the Performance Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof with the Internal Revenue Service.

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ARTICLE 8.

AWARD OF PERFORMANCE STOCK UNITS

8.1         Grant of Performance Stock Units. The Administrator is authorized to grant Awards of Performance Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator.

8.2         Vesting of Performance Stock Units. At the time of grant, the Administrator shall specify the date or dates on which the Performance Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the Holder’s duration of service to the Company or any Subsidiary, one or more Performance Criteria, Company performance, individual performance, or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Administrator.

8.3         Settlement and Payment. At the time of grant, the Administrator shall specify the settlement date applicable to each grant of Performance Stock Units, which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Holder (if permitted by the applicable Award Agreement); provided that, except as otherwise determined by the Administrator, and subject to compliance with Section 409A, in no event shall the settlement date relating to each Performance Stock Unit occur following the later of (a) the 15th day of the third month following the end of calendar year in which the applicable portion of the Performance Stock Unit vests or (b) the 15th day of the third month following the end of the Company’s fiscal year in which the applicable portion of the Performance Stock Unit vests. On the settlement date, the Company shall, in accordance with the applicable Award Agreement and subject to Section 12.4(f), transfer to the Holder one unrestricted, fully transferable Share for each Performance Stock Unit scheduled to be paid out on such date and not previously forfeited, or in the sole discretion of the Administrator, an amount in cash equal to the Fair Market Value of such Shares on the settlement date or a combination of cash and Common Stock as determined by the Administrator.

8.4         Settlement upon Termination of Service. An Award of Performance Stock Units shall only vest and be settled while the Holder is an Employee, a Consultant, or a Director, as applicable; provided, however, that the Administrator, in its sole discretion, may provide (in an Award Agreement or otherwise) that a Performance Stock Unit award may vest and be settled subsequent to a Termination of Service in certain events, including a Change in Control; the Holder’s death, retirement, or disability; or any other specified Termination of Service.

ARTICLE 9.

AWARD OF RESTRICTED STOCK

9.1         Award of Restricted Stock. The Administrator is authorized to grant Restricted Stock to Eligible Individuals, and shall determine the terms and conditions, including the restrictions applicable to each award of Restricted Stock, which terms and conditions shall not be inconsistent with the Plan or any applicable Program, and may impose such conditions on the issuance of such Restricted Stock as it deems appropriate. The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Restricted Stock to the extent required by Applicable Law.

9.2         Rights as Stockholders. Subject to Section 9.4, upon issuance of Restricted Stock, the Holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said Shares, subject to the restrictions in the Plan, any applicable Program, and/or the applicable Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which the Holder to whom such Restricted Stock are granted becomes the record holder of such Restricted Stock; provided, however, that, in the sole discretion of the Administrator, any extraordinary distributions with respect to the Shares may be subject to the restrictions set forth in Section 9.3. In addition, dividends which are paid prior to vesting shall only be paid out to the Holder to the extent that the vesting conditions are subsequently satisfied and the share of Restricted Stock vests.

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9.3         Restrictions. All shares of Restricted Stock (including any shares received by Holders thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits, or any other form of recapitalization) shall be subject to such restrictions and vesting requirements as the Administrator shall provide in the applicable Program or Award Agreement. By action taken after the Restricted Stock is issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Restricted Stock by removing any or all of the restrictions imposed by the terms of the applicable Program or Award Agreement.

9.4         Repurchase or Forfeiture of Restricted Stock. Except as otherwise determined by the Administrator, if no price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Holder’s rights in unvested Restricted Stock then subject to restrictions shall lapse, and such Restricted Stock shall be surrendered to the Company and cancelled without consideration on the date of such Termination of Service. If a price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Company shall have the right to repurchase from the Holder the unvested Restricted Stock then subject to restrictions at a cash price per share equal to the price paid by the Holder for such Restricted Stock or such other amount as may be specified in the applicable Program or Award Agreement. Notwithstanding the foregoing, the Administrator, in its sole discretion, may provide that upon certain events, including, without limitation, a Change in Control; the Holder’s death, retirement, or disability; or any other specified Termination of Service or any other event, the Holder’s rights in unvested Restricted Stock then subject to restrictions shall not lapse, such Restricted Stock shall vest and cease to be forfeitable and, if applicable, the Company shall cease to have a right of repurchase.

9.5         Section 83(b) Election. If a Holder makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof with the Internal Revenue Service.

ARTICLE 10.

AWARD OF RESTRICTED STOCK UNITS

10.1       Grant of Restricted Stock Units. The Administrator is authorized to grant Awards of Restricted Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator.

10.2       Vesting of Restricted Stock Units. At the time of grant, the Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the Holder’s duration of service to the Company or any Subsidiary, one or more Performance Criteria, Company performance, individual performance, or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Administrator.

10.3       Settlement and Payment. At the time of grant, the Administrator shall specify the settlement date applicable to each grant of Restricted Stock Units, which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Holder (if permitted by the applicable Award Agreement); provided that, except as otherwise determined by the Administrator, and subject to compliance with Section 409A, in no event shall the settlement date relating to each Restricted Stock Unit occur following the later of (a) the 15th day of the third month following the end of calendar year in which the applicable portion of the Restricted Stock Unit vests or (b) the 15th day of the third month following the end of the Company’s fiscal year in which the applicable portion of the Restricted Stock Unit vests. On the settlement date, the Company shall, in accordance with the applicable Award Agreement and subject to Section 12.4(f), transfer to the Holder one unrestricted, fully transferable Share for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited, or in the sole discretion of the Administrator, an amount in cash equal to the Fair Market Value of such Shares on the settlement date, or a combination of cash and Common Stock as determined by the Administrator.

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10.4       Settlement upon Termination of Service. An Award of Restricted Stock Units shall only vest and be settled while the Holder is an Employee, a Consultant, or a Director, as applicable; provided, however, that the Administrator, in its sole discretion, may provide (in an Award Agreement or otherwise) that a Restricted Stock Unit award may vest and be settled subsequent to a Termination of Service in certain events, including a Change in Control; the Holder’s death, retirement, or disability; or any other specified Termination of Service.

ARTICLE 11.

AWARD OF OTHER STOCK- OR CASH-BASED AWARDS AND DIVIDEND EQUIVALENTS

11.1       Other Stock- or Cash-Based Awards. The Administrator is authorized to grant Other Stock- or Cash-Based Awards, including awards entitling a Holder to receive Shares or cash to be delivered immediately or in the future, to any Eligible Individual. Subject to the provisions of the Plan and any applicable Program, the Administrator shall determine the terms and conditions of each Other Stock- or Cash-Based Award, including the term of the Award, any exercise or purchase price, Performance Goals (including the Performance Criteria), transfer restrictions, vesting conditions, and other terms and conditions applicable thereto, which shall be set forth in the applicable Award Agreement. Other Stock- or Cash-Based Awards may be paid in cash, Shares, or a combination of cash and Shares, as determined by the Administrator, and may be available as a form of payment in the settlement of other Awards granted under the Plan, as stand-alone payments; as a part of a bonus, deferred bonus, deferred compensation, or other arrangement; and/or as payment in lieu of compensation to which an Eligible Individual is otherwise entitled.

11.2       Dividend Equivalents. Dividend Equivalents may be granted by the Administrator, either alone or in tandem with another Award, based on dividends declared on the Common Stock, to be credited as of dividend payment dates during the period between the date the Dividend Equivalents are granted to a Holder and the date such Dividend Equivalents terminate or expire, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such restrictions and limitations as may be determined by the Administrator. Dividend Equivalents with respect to an Award shall only be paid out to the Holder to the extent that the vesting conditions are subsequently satisfied and the Award vests. Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options, Stock Appreciation Rights, or other purchase rights.

ARTICLE 12.

ADDITIONAL TERMS OF AWARDS

12.1       Payment. The Administrator shall determine the method or methods by which payments by any Holder with respect to any Awards granted under the Plan shall be made, including, without limitation: (a) cash or check, (b) Shares (including, in the case of payment of the exercise price of an Award, Shares issuable pursuant to the exercise of the Award) or Shares held for such minimum period of time as may be established by the Administrator, in each case, having a Fair Market Value on the date of delivery equal to the aggregate payments required, (c) delivery of a written or electronic notice that the Holder has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (d) other form of legal consideration acceptable to the Administrator in its sole discretion, or (e) any combination of the above permitted forms of payment. Notwithstanding any other provision of the Plan to the contrary, no Holder who is a Director or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

12.2       Tax Withholding. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Holder to remit to the Company, an amount sufficient to satisfy federal, state, local, and foreign taxes (including the Holder’s FICA, employment tax, or other social security contribution obligation) required by law to be withheld with respect to any taxable event concerning a Holder arising as a result of the Plan or any Award. The Administrator may, in its sole discretion and in satisfaction of the foregoing requirement, allow a Holder to satisfy such obligations by any payment means described in Section 12.1 hereof, including without limitation, by allowing such Holder to have the Company or any Subsidiary withhold Shares otherwise issuable under an Award (or allow the

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surrender of Shares). The number of Shares which may be so withheld or surrendered shall be limited to the number of Shares which have a fair market value on the date of withholding or repurchase no greater than the aggregate amount of such liabilities based on the maximum statutory withholding rates for federal, state, local, and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income (or such other number as would not result in adverse financial accounting consequences for the Company or any of its Subsidiaries). The Administrator shall determine the fair market value of the Shares, consistent with applicable provisions of the Code, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of Shares to pay the Option or Stock Appreciation Right exercise price or any tax withholding obligation.

12.3       Transferability of Awards.

(a)         Except as otherwise provided in Sections 12.3(b) and 12.3(c):

(i)          No Award under the Plan may be sold, pledged, assigned, or transferred in any manner other than (A) by will or the laws of descent and distribution or (B) subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed;

(ii)         No Award or interest or right therein shall be liable for or otherwise subject to the debts, contracts, or engagements of the Holder or the Holder’s successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment, or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment, or any other legal or equitable proceedings (including bankruptcy) unless and until such Award has been exercised, or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed, and any attempted disposition of an Award prior to satisfaction of these conditions shall be null and void and of no effect, except to the extent that such disposition is permitted by Section 12.3(a)(i); and

(iii)        During the lifetime of the Holder, only the Holder may exercise any exercisable portion of an Award granted to such Holder under the Plan, unless it has been disposed of pursuant to a DRO. After the death of the Holder, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Program or Award Agreement, be exercised by the Holder’s personal representative or by any person empowered to do so under the deceased Holder’s will or under the then-applicable laws of descent and distribution.

(b)         Notwithstanding Section 12.3(a), the Administrator, in its sole discretion, may determine to permit a Holder or a Permitted Transferee of such Holder to transfer an Award other than an Incentive Stock Option (unless such Incentive Stock Option is intended to become a Non-Qualified Stock Option) to any one or more Permitted Transferees of such Holder, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than (A) to another Permitted Transferee of the applicable Holder or (B) by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Holder (other than the ability to further transfer the Award to any person other than another Permitted Transferee of the applicable Holder); and (iii) the Holder (or transferring Permitted Transferee) and the receiving Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under Applicable Law, and (C) evidence the transfer. In addition, and further notwithstanding Section 12.3(a), hereof, the Administrator, in its sole discretion, may determine to permit a Holder to transfer Incentive Stock Options to a trust that constitutes a Permitted Transferee if, under Section 671 of the Code and other Applicable Law, the Holder is considered the sole beneficial owner of the Incentive Stock Option while it is held in the trust.

(c)         Notwithstanding Section 12.3(a), a Holder may, if permitted by the Administrator, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Holder and to receive any distribution with respect to any Award upon the Holder’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Program or Award Agreement applicable to the Holder and any additional restrictions deemed necessary or appropriate by the Administrator. If the Holder is married or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, a designation of a person other than the Holder’s spouse or domestic

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partner, as applicable, as the Holder’s beneficiary with respect to more than fifty percent (50%) of the Holder’s interest in the Award shall not be effective without the prior written or electronic consent of the Holder’s spouse or domestic partner. If no beneficiary has been designated or survives the Holder, payment shall be made to the person entitled thereto pursuant to the Holder’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Holder at any time; provided that the change or revocation is delivered in writing to the Administrator prior to the Holder’s death.

12.4       Conditions to Issuance of Shares.

(a)         The Administrator shall determine the methods by which Shares shall be delivered or deemed to be delivered to Holders. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing Shares pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel, that the issuance of such Shares is in compliance with Applicable Law and the Shares are covered by an effective registration statement or applicable exemption from registration. In addition to the terms and conditions provided herein, the Administrator may require that a Holder make such reasonable covenants, agreements, and representations as the Administrator, in its sole discretion, deems advisable in order to comply with Applicable Law.

(b)         All share certificates delivered pursuant to the Plan and all Shares issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with Applicable Law. The Administrator may place legends on any share certificate or book entry to reference restrictions applicable to the Shares (including, without limitation, restrictions applicable to Restricted Stock).

(c)         The Administrator shall have the right to require any Holder to comply with any timing or other restrictions with respect to the settlement, distribution, or exercise of any Award, including a window-period limitation, as may be imposed in the sole discretion of the Administrator.

(d)         No fractional Shares shall be issued and the Administrator, in its sole discretion, shall determine whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding down.

(e)         The Company, in its sole discretion, may (i) retain physical possession of any stock certificate evidencing Shares until any restrictions thereon or Performance Criteria applicable thereto shall have lapsed or been achieved and/or (ii) require that the stock certificates evidencing such Shares be held in custody by a designated escrow agent (which may but need not be the Company) until the restrictions thereon shall have lapsed, and that the Holder deliver a stock power, endorsed in blank, relating to such Shares.

(f)          Notwithstanding any other provision of the Plan, unless otherwise determined by the Administrator or required by Applicable Law, the Company shall not deliver to any Holder certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

12.5       Forfeiture and Claw-Back Provisions. All Awards (including any proceeds, gains, or other economic benefit actually or constructively received by a Holder upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award and any payments of a portion of an incentive-based bonus pool allocated to a Holder) shall be subject to the provisions of any clawback policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with the requirements of Applicable Law, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, whether or not such claw-back policy was in place at the time of grant of an Award, to the extent set forth in such claw-back policy and/or in the applicable Award Agreement.

12.6       Repricing Permitted. The Administrator will, without the approval of the stockholders of the Company, have the authority to (a) amend any outstanding Option or Stock Appreciation Right or other purchase right to reduce its exercise price per Share, (b) cancel any Option or Stock Appreciation Right or other purchase right in exchange for cash or another Award, or (c) permit any repricing of such awards to be accomplished through repurchase or otherwise, in each case in addition to the adjustments or substitutions in accordance with Section 14.2.

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12.7       Amendment of Awards. Subject to Applicable Law, the Administrator may amend, modify, or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or settlement, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Holder’s consent to such action shall be required unless (a) the Administrator determines that the action, taking into account any related action, would not materially and adversely affect the Holder or (b) the change is otherwise permitted under the Plan (including, without limitation, under Section 14.2 or 14.10).

12.8       Data Privacy. As a condition of receipt of any Award, each Holder explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this Section 12.8 by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering, and managing the Holder’s participation in the Plan. The Company and its Subsidiaries may hold certain personal information about a Holder, including but not limited to, the Holder’s name, home address and telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), any shares of stock held in the Company or any of its Subsidiaries, details of all Awards, in each case, for the purpose of implementing, managing, and administering the Plan and Awards (the “Data”). The Company and its Subsidiaries may transfer the Data amongst themselves as necessary for the purpose of implementation, administration, and management of a Holder’s participation in the Plan, and the Company and its Subsidiaries may each further transfer the Data to any third parties assisting the Company and its Subsidiaries in the implementation, administration, and management of the Plan. These recipients may be located in the Holder’s country, or elsewhere, and the Holder’s country may have different data privacy laws and protections than the recipients’ country. Through acceptance of an Award, each Holder authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of implementing, administering, and managing the Holder’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or any of its Subsidiaries or the Holder may elect to deposit any Shares. The Data related to a Holder will be held only as long as is necessary to implement, administer, and manage the Holder’s participation in the Plan. A Holder may, at any time, view the Data held by the Company with respect to such Holder, request additional information about the storage and processing of the Data with respect to such Holder, recommend any necessary corrections to the Data with respect to the Holder or refuse or withdraw the consents herein in writing, in any case without cost, by contacting their local human resources representative. The Company may cancel the Holder’s ability to participate in the Plan and, in the Administrator’s discretion, the Holder may forfeit any outstanding Awards if the Holder refuses or withdraws their consents as described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Holders may contact their local human resources representative.

ARTICLE 13.

ADMINISTRATION

13.1       Administrator. The Committee shall administer the Plan (except as otherwise permitted herein). To the extent necessary to comply with Rule 16b-3 of the Exchange Act, the Committee shall take all action with respect to such Awards, and the individuals taking such action shall consist solely of two or more Non-Employee Directors, each of whom is intended to qualify as a “nonemployee director” as defined by Rule 16b-3 of the Exchange Act or any successor rule. Additionally, to the extent required by Applicable Law, each of the individuals constituting the Committee shall be an “independent director” under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. Notwithstanding the foregoing, any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 13.1 or the Organizational Documents. Except as may otherwise be provided in the Organizational Documents or as otherwise required by Applicable Law, (a) appointment of Committee members shall be effective upon acceptance of appointment, (b) Committee members may resign at any time by delivering written or electronic notice to the Board, and (c) vacancies in the Committee may only be filled by the Board. Notwithstanding the foregoing, (i) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Awards granted to Non-Employee Directors and, with respect to such Awards, the term “Administrator” as used in the Plan shall be deemed to refer to the Board and (ii) the Board or Committee may delegate its authority hereunder to the extent permitted by Section 13.6.

13.2       Duties and Powers of Administrator. It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with its provisions. The Administrator shall have the power to interpret the Plan, all Programs, and Award Agreements; to adopt such rules for the administration, interpretation, and application

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of the Plan and any Program as are not inconsistent with the Plan; and to interpret, amend, or revoke any such rules and to amend the Plan or any Program or Award Agreement; provided that the rights or obligations of the Holder of the Award that is the subject of any such Program or Award Agreement are not materially and adversely affected by such amendment, unless the consent of the Holder is obtained or such amendment is otherwise permitted under Section 12.7 or 14.10. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee in its capacity as the Administrator under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or any successor rule, or the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted, or traded are required to be determined in the sole discretion of the Committee.

13.3       Action by the Administrator. Unless otherwise established by the Board, set forth in any Organizational Documents, or as required by Applicable Law, a majority of the Administrator shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by all members of the Administrator in lieu of a meeting, shall be deemed the acts of the Administrator. Each member of the Administrator is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

13.4       Authority of Administrator. Subject to the Organizational Documents, any specific designation in the Plan and Applicable Law, the Administrator has the exclusive power, authority, and sole discretion to:

(a)         Designate Eligible Individuals to receive Awards;

(b)         Determine the type or types of Awards to be granted to each Eligible Individual (including, without limitation, any Awards granted in tandem with another Award granted pursuant to the Plan, provided, however, that Incentive Stock Options may not be granted in tandem with Non-Qualified Stock Options);

(c)         Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d)         Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, purchase price, any Performance Criteria, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and claw-back and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines;

(e)         Determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f)          Prescribe the form of each Award Agreement, which need not be identical for each Holder;

(g)         Decide all other matters that must be determined in connection with an Award;

(h)         Establish, adopt, or revise any Programs, rules, and regulations as it may deem necessary or advisable to administer the Plan;

(i)          Interpret the terms of, and any matter arising pursuant to, the Plan, any Program, or any Award Agreement;

(j)          Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan; and

(k)         Accelerate wholly or partially the vesting or lapse of restrictions of any Award or portion thereof at any time after the grant of an Award, subject to whatever terms and conditions it selects and Section 14.2.

13.5       Decisions Binding. The Administrator’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Program or any Award Agreement, and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all persons.

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13.6       Delegation of Authority. The Board or Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards or to take other administrative actions pursuant to this Article 13; provided, however, that in no event shall an officer of the Company be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act or (b) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder; provided, further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under any Organizational Documents and Applicable Law. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation or that are otherwise included in the applicable Organizational Documents, and the Board or Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegate. At all times, the delegate appointed under this Section 13.6 shall serve in such capacity at the pleasure of the Board or the Committee, as applicable, and the Board or the Committee may abolish any committee at any time and re-vest in itself any previously delegated authority.

ARTICLE 14.

MISCELLANEOUS PROVISIONS

14.1       Amendment, Suspension, or Termination of the Plan.

(a)         Except as otherwise provided in Section 14.1(b), the Plan may be wholly or partially amended or otherwise modified, suspended, or terminated at any time or from time to time by the Board; provided that, except as provided in Section 12.7 and 14.10, no amendment, suspension, or termination of the Plan shall, without the consent of the Holder, materially and adversely affect any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides.

(b)         Notwithstanding Section 14.1(a) and except as provided in Section 14.2, the Board may not without approval of the Company’s stockholders given within twelve (12) months before or after such action increase the Share Limit, excluding for the avoidance of doubt, the automatic increases already set forth in Section 3.1(a)(iii).

(c)         No Awards may be granted or awarded during any period of suspension or after termination of the Plan, and notwithstanding anything herein to the contrary, in no event may any Incentive Stock Option be granted under the Plan after the tenth (10th) anniversary of the earlier of (i) the date on which the Plan was adopted by the Board or (ii) the date the Plan was approved by the Company’s stockholders. No Awards may be granted under the Plan after the ten (10)-year anniversary of the Effective Date.

14.2       Changes in Common Stock or Assets of the Company, Acquisition, or Liquidation of the Company and Other Corporate Events.

(a)         In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of the Company’s stock or the share price of the Company’s stock other than an Equity Restructuring, the Administrator may make equitable adjustments, if any, to reflect such change with respect to: (i) the aggregate number and kind of Shares that may be issued under the Plan (including, but not limited to, adjustments of the Share Limit, the number of shares that may be issued as Incentive Stock Options, any per individual share limit, and kind of Shares (or other securities or property) which may be issued under the Plan, and adjustments of the Director Limit); (ii) the number and kind of Shares (or other securities or property) subject to outstanding Awards; (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); (iv) the grant or exercise price per share for any outstanding Awards under the Plan; and (v) the number and kind of Shares (or other securities or property) for which automatic grants are subsequently to be made to new and continuing Non-Employee Directors pursuant to Section 4.6.

(b)         In the event of any transaction or event described in Section 14.2(a) or any unusual or nonrecurring transactions or events affecting the Company, any Subsidiary of the Company, or the financial statements of the Company or any Subsidiary, or of changes in Applicable Law or Applicable Accounting Standards, the Administrator, in its sole discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event, is hereby authorized to take any

Annex G-19

one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in Applicable Law or Applicable Accounting Standards:

(i)          To provide for the termination of any such Award in exchange for an amount of cash and/or other property with a value equal to the amount that would have been attained upon the exercise of such Award or realization of the Holder’s rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 14.2 the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Holder’s rights, then such Award may be terminated by the Company without payment);

(ii)         To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights, or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price, in all cases, as determined by the Administrator;

(iii)        To make adjustments in the number and type of Shares of the Company’s stock (or other securities or property) subject to outstanding Awards and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards and Awards which may be granted in the future;

(iv)        To provide that such Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Program or Award Agreement;

(v)         To replace such Award with other rights or property selected by the Administrator; and/or

(vi)        To provide that the Award cannot vest, be exercised, or become payable after such event.

(c)         In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 14.2(a) and 14.2(b):

(i)          The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, shall be equitably adjusted (and the adjustments provided under this Section 14.2(c)(i) shall be nondiscretionary and shall be final and binding on the affected Holder and the Company); and/or

(ii)         The Administrator shall make such equitable adjustments, if any, as the Administrator, in its sole discretion, may deem appropriate to reflect such Equity Restructuring with respect to: (A) the aggregate number and kind of Shares that may be issued under the Plan (including, but not limited to, adjustments of the Share Limit, the number of shares that may be issued as Incentive Stock Options, any per individual share limit, and kind of Shares (or securities or other property) which may be issued under the Plan), and (B) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto).

(d)         Notwithstanding any other provision of the Plan, in the event of a Change in Control, unless otherwise provided by the Administrator in an Award Agreement, each Award shall be treated as determined by the Administrator, including, but not limited to, the Administrator electing to (i) terminate an Award in exchange for cash, rights, or property, (ii) cause an Award to become fully exercisable and no longer subject to any forfeiture restrictions prior to the consummation of a Change in Control, pursuant to Section 14.2, or (iii) provide that such Award (other than any portion subject to performance-based vesting) shall continue in effect or be assumed or an equivalent Award substituted by the successor entity or a parent or subsidiary of the successor entity, with the portion of any such Award subject to performance-based vesting treated in accordance with the terms and conditions of the applicable Award Agreement and, in the absence of applicable terms and conditions, the Administrator’s discretion, provided, that in the event a Holder experiences a Termination of Service by the Company for other than Cause or by the Holder for Good Reason, in either case within two years following such Change in Control, then the vesting and, if applicable,

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exercisability of one hundred percent (100%) of the then-unvested Shares (or other securities or property) subject to the outstanding Awards held by such Holder shall accelerate upon the date of such Termination of Service. The treatment of each Award determined by the Administrator does not need to be the same for all Awards or Participants.

(e)         In the event that the successor entity in a Change in Control refuses to assume or substitute for an Award (other than any portion subject to performance-based vesting), the Administrator shall cause such Award to become fully vested and, if applicable, exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions on such Award to lapse and, to the extent unexercised upon the consummation of such transaction, to terminate in exchange for cash, rights, or other property pursuant to Section 14.2(d). The Administrator shall notify the Holder of any Award that becomes exercisable pursuant to the preceding sentence that such Award shall be fully exercisable for a period of fifteen (15) days from the date of such notice, contingent upon the occurrence of the Change in Control, and such Award shall terminate upon the consummation of the Change in Control in accordance with the preceding sentence. Notwithstanding the foregoing, if the exercise price per Share of an Option or Stock Appreciation Right is equal to or greater than the Fair Market Value of a Share in connection with a Change in Control, such Option or Stock Appreciation Right may be terminated without payment of any consideration.

(f)          For the purposes of this Section 14.2, an Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control was not solely common equity of the successor entity or its parent, the Administrator may, with the consent of the successor entity, provide for the consideration to be received upon the exercise of the Award, for each Share subject to an Award, to be solely common equity of the successor entity or its parent equal in fair market value to the per-share consideration received by holders of Common Stock in the Change in Control.

(g)         The Administrator, in its sole discretion, may include such further provisions and limitations in any Award, agreement, or certificate, as it may deem equitable and in the best interests of the Company that are not inconsistent with the provisions of the Plan.

(h)         Unless otherwise determined by the Administrator, no adjustment or action described in this Section 14.2 or in any other provision of the Plan shall be authorized to the extent it would (i) cause the Plan to violate Section 422(b)(1) of the Code, (ii) result in short-swing profits liability under Section 16 of the Exchange Act or violate the exemptive conditions of Rule 16b3 of the Exchange Act, or (iii) cause an Award to fail to be exempt from or comply with Section 409A.

(i)          The existence of the Plan, any Program, any Award Agreement, and/or the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization, or other change in the Company’s capital structure or its business; any merger or consolidation of the Company; any issue of stock or of options, warrants, or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock; the dissolution or liquidation of the Company; any sale or transfer of all or any part of its assets or business; or any other corporate act or proceeding, whether of a similar character or otherwise.

(j)          In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation, or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the Shares or the share price of the Common Stock including any Equity Restructuring, for reasons of administrative convenience, the Company, in its sole discretion, may refuse to permit the exercise of any Award during a period of up to thirty (30) days prior to the consummation of any such transaction.

14.3       Approval of Plan by Stockholders. The Plan shall be submitted for the approval of the Company’s stockholders within twelve (12) months after the date of the Board’s initial adoption of the Plan. For the avoidance of doubt, this Plan shall not be effective until the Plan has been approved by the stockholders of the Company.

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14.4       No Stockholders’ Rights. Except as otherwise provided herein or in an applicable Program or Award Agreement, a Holder shall have none of the rights of a stockholder with respect to Shares covered by any Award until the Holder becomes the record owner of such Shares.

14.5       Paperless Administration. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting, or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting, or exercise of Awards by a Holder may be permitted through the use of such an automated system.

14.6       Effect of Plan upon Other Compensation Plans. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary: (a) to establish any other forms of incentives or compensation for Employees, Directors, or Consultants of the Company or any Subsidiary or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including, without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation, or otherwise of the business, stock, or assets of any corporation, partnership, limited liability company, firm, or association.

14.7       Compliance with Laws. The Plan, the granting and vesting of Awards under the Plan, and the issuance and delivery of Shares and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all Applicable Law (including, but not limited to, state, federal, and foreign securities law and margin requirements), and to such approvals by any listing, regulatory, or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all Applicable Law. The Administrator, in its sole discretion, may take whatever actions it deems necessary or appropriate to effect compliance with Applicable Law, including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars. Notwithstanding anything to the contrary herein, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate Applicable Law. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to Applicable Law.

14.8       Titles and Headings; References to Sections of the Code or Exchange Act. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control. References to sections of the Code or the Exchange Act shall include any amendment or successor thereto.

14.9       Governing Law. The Plan and any Programs and Award Agreements hereunder shall be administered, interpreted, and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof or of any other jurisdiction.

14.10     Section 409A. To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A, the Plan, the Program pursuant to which such Award is granted, and the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A. In that regard, to the extent any Award under the Plan or any other compensatory plan or arrangement of the Company or any of its Subsidiaries is subject to Section 409A, and such Award or other amount is payable on account of a Holder’s Termination of Service (or any similarly defined term), then (a) such Award or amount shall only be paid to the extent such Termination of Service qualifies as a “separation from service” as defined in Section 409A and (b) if such Award or amount is payable to a “specified employee” as defined in Section 409A, then to the extent required in order to avoid a prohibited distribution under Section 409A, such Award or other compensatory payment shall not be payable prior to the earlier of (i) the expiration of the six-month period measured from the date of the Holder’s Termination of Service or (ii) the date of the Holder’s death. To the extent applicable, the Plan, the Program, and any Award Agreements shall be interpreted in accordance with Section 409A. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Administrator determines that any Award may be subject to Section 409A, the Administrator may (but is not obligated to), without a Holder’s consent, adopt such amendments to the Plan and the applicable Program and Award Agreement or adopt other policies and procedures (including amendments, policies, and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (A) exempt the Award from Section 409A and/or preserve the intended tax treatment of

Annex G-22

the benefits provided with respect to the Award or (B) comply with the requirements of Section 409A and thereby avoid the application of any penalty taxes under Section 409A. The Company makes no representations or warranties as to the tax treatment of any Award under Section 409A or otherwise. The Company shall have no obligation under this Section 14.10 or otherwise to take any action (whether or not described herein) to avoid the imposition of taxes, penalties, or interest under Section 409A with respect to any Award and shall have no liability to any Holder or any other person if any Award, compensation, or other benefits under the Plan are determined to constitute non-compliant, “nonqualified deferred compensation” subject to the imposition of taxes, penalties, and/or interest under Section 409A.

14.11     Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Holder pursuant to an Award, nothing contained in the Plan or any Program or Award Agreement shall give the Holder any rights that are greater than those of a general creditor of the Company or any Subsidiary.

14.12     Indemnification. To the extent permitted under Applicable Law and the Organizational Documents, each member of the Administrator shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which they may be a party or in which they may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by them in satisfaction of judgment in such action, suit, or proceeding against them; provided they give the Company an opportunity, at its own expense, to handle and defend the same before they undertake to handle and defend it on their own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Organizational Documents, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

14.13     Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare, or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

14.14     Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

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ANNEX H

QUANTUM SPACE, INC.

2026 Employee Stock Purchase Plan

Adopted by the Board of Directors: ______, 2026
Approved by the Stockholders: _______, 2026

1. General; Purpose.

(a) The Plan provides a means by which Eligible Employees of the Company and certain designated Related Corporations may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. In addition, the Plan permits the Company to grant a series of Purchase Rights to Eligible Employees, which rights do not meet the requirements of an Employee Stock Purchase Plan.

(b) The Plan includes two components: a Section 423 Component and a Non-Section 423 Component, which may be operated in the discretion of the Board. The Company intends the Section 423 Component to qualify as an Employee Stock Purchase Plan, which will be construed in a manner that is consistent with the requirements of Section 423 of the Code. Except as otherwise provided in the Plan or determined by the Board, if operated, the Non-Section 423 Component will operate and be administered in the same manner as the Section 423 Component.

(c) The Plan provides Eligible Employees of the Company and Related Corporations with a means of acquiring an equity interest in the Company through payroll deductions and cash Contributions. The purpose of the Plan is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward the success of the Company and its Related Corporations.

2. Administration.

(a) The Board or the Committee will administer the Plan. References herein to the Board shall be deemed to refer to the Committee except where context dictates otherwise.

(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii) To designate from time to time (A) which Related Corporations of the Company will be eligible to participate in the Plan, (B) whether such Related Corporations will participate in the Section 423 Component or the Non-Section 423 Component, and (C) to the extent that the Company makes separate Offerings under the Section 423 Component, in which Offering the Related Corporations in the Section 423 Component will participate.

(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend, and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission, or inconsistency in the Plan, Offering, or Purchase Period in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv) To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(v) To suspend or terminate the Plan at any time as provided in Section 12.

(vi) To amend the Plan at any time as provided in Section 12.

(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan with respect to the Section 423 Component.

(viii) To adopt such rules, procedures, and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are foreign nationals or employed or located outside the United States. Without limiting the generality of, and consistent with, the foregoing, the Board specifically is authorized to adopt rules,

Annex H-1

procedures, and sub-plans regarding, without limitation, eligibility to participate in the Plan, the definition of eligible “earnings,” handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures, and handling of share issuances, any of which may vary according to applicable requirements, and which, if applicable to a Related Corporation designated for participation in the Non-Section 423 Component, do not have to comply with the requirements of Section 423 of the Code.

(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees from time to time in accordance with the terms provided in a Board resolution or determination. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions and determinations, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(d) All determinations, interpretations, and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding, and conclusive on all persons.

3. Shares of Common Stock Subject to the Plan.

(a) Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, a total of [•] shares of Common Stock is reserved for issuance under this Plan. In addition, on each January 1 for the ten (10) calendar years immediately after the first Offering Date, the aggregate number of shares of Common Stock reserved for issuance under the Plan will be increased automatically by the number of shares equal to one percent (1%) of the total number of outstanding shares of the Common Stock on a fully diluted basis on the immediately preceding December 31 (rounded down to the nearest whole share); provided that the Board or the Committee may in its sole discretion reduce the amount of the increase in any particular year. For the avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 3(a) may be used to satisfy purchases of Common Stock under the Section 423 Component, and any remaining portion of such maximum number of shares may be used to satisfy purchases of Common Stock under the Non-Section 423 Component.

(b) If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock represented by and not purchased under such Purchase Right will again become available for issuance under the Plan.

(c) The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4. Grant of Purchase Rights; Offering.

(a) The Board may from time to time grant, or provide for the grant, of Purchase Rights to Eligible Employees under an Offering (which may consist of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and, with respect to the Section 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges.

Offerings may be consecutive or overlapping. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless they otherwise indicate in forms delivered to the Company: (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

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(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5. Eligibility.

(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation. Except as provided in Section 5(b) or as required by Applicable Law, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company or the Related Corporation, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may (unless prohibited by law) provide that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company or the Related Corporation is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code with respect to the Section 423 Component. The Board may also exclude from participation in the Plan or any Offering, Employees who are (i) “highly compensated employees” of the Company or a Related Corporation (within the meaning of Section 414(q) of the Code), or (ii) “highly compensated employees” with compensation above a specified level, who is an officer and/or is subject to the disclosure requirements of Section 16(a) of the Exchange Act.

(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii) the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, they will not receive any Purchase Right under that Offering.

(c) No Employee will be eligible for the grant of any Purchase Rights if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds $25,000 in Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e) Unless otherwise determined to be ineligible to participate under the preceding sections, Officers of the Company and any designated Related Corporation, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan.

(f) Notwithstanding anything in this Section 5 to the contrary, in the case of an Offering under the Non-Section 423 Component, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Board has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practical for any reason.

Annex H-3

6. Purchase Rights; Purchase Price.

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock which may be purchased with payroll deductions to be accumulated on behalf of such Eligible Employee assuming payroll deductions at a rate of fifteen percent (15% ) of such Eligible Employee’s earnings (or such other lesser percentage or maximum dollar amount designated by the Board, and as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering, subject to the requirements covering Contributions in Section 7(a) below, and a purchase price equal to eighty-five percent (85%) of the Fair Market Value as of the Offering Date, subject to Section 6(d) below, provided that, the Board may designate a greater purchase price for a particular Offering.

(b) The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering, and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be not less than the lesser of:

(i) an amount equal to eighty-five percent (85%) of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to eighty-five percent (85%) of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7. Participation; Withdrawal; Termination.

(a) An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company, within the time specified in the Offering, an enrollment form, provided by the Company. The enrollment form will specify the amount of Contributions not to exceed fifteen percent (15%) and not less than one percent (1%) of such Eligible Employee’s earnings (as defined by the Board in each Offering) during the Offering, or such other maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Law requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, and subject to any limitations imposed, a Participant may thereafter reduce (including to zero) or increase their Contributions. If required under Applicable Law or if specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through payment by cash, check, or wire transfer prior to a Purchase Date and within the time period specified by the Board for the Offering.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of their accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon their eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

Annex H-4

(c) Unless otherwise required by Applicable Law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any (or no) reason (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. The Company will distribute as soon as practicable to such individual all of their accumulated but unused Contributions.

(d) Unless otherwise determined by the Board, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Related Corporation that has been designated for participation in the Plan will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the Section 423 Component to an Offering under the Non-Section 423 Component, the exercise of the Participant’s Purchase Right will be qualified under the Section 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-Section 423 Component to an Offering under the Section 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-Section 423 Component. The Board may establish different and additional rules governing transfers between separate Offerings within the Section 423 Component and between Offerings under the Section 423 Component and Offerings under the Non-Section 423 Component.

(e) During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(f) Unless otherwise specified in the Offering or as required by Applicable Law, the Company will have no obligation to pay interest on Contributions.

8. Exercise of Purchase Rights.

(a) On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b) Any amount remaining in a Participant’s account at the end of an Offering solely by reason of the inability to purchase a fractional share will be carried forward to the next Offering; any other balance remaining in a Participant’s account at the end of an Offering will not roll over to the next Offering and will be refunded to the Participant promptly without interest (unless otherwise required by Applicable Law).

(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. federal and state, foreign, and other securities, exchange control, and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless the payment of interest is otherwise required by Applicable Law).

9. Covenants of the Company.

The Company will seek to obtain from each U.S. federal or state, foreign, or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so would cause the Company to incur costs that are unreasonable or a significant burden. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

Annex H-5

10. Designation of Beneficiary.

(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions, without interest (unless the payment of interest is otherwise required by Applicable Law), to the Participant’s spouse, dependents, or relatives, or if no spouse, dependent, or relative is known to the Company, then to such other person as the Company may designate.

11. Adjustments upon Changes in Common Stock.

In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to, outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding, and conclusive.

12. Amendment, Termination, or Suspension of the Plan.

(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by Applicable Law.

(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated. In the event of a corporate transaction affecting the Company or its Related Corporations, the Board may determine to truncate any then outstanding Offering, and the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) within ten business days prior to the corporate transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase, or the Board may require any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue outstanding Purchase Rights or substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the corporate transaction) for outstanding Purchase Rights.

Any benefits, privileges, entitlements, and obligations under any outstanding Purchase Rights granted before an amendment, suspension, or termination of the Plan will not be materially impaired by any such amendment, suspension, or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) without the consent of a person to whom such Purchase Rights were granted, as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans with respect to any Section 423 Component) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) without the consent of a person to whom such Purchase Rights were granted, as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code with respect to the Section 423 Component;

Annex H-6

and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13. Tax Qualification; Tax Withholding.

(a) Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company is not limited in its corporate activities without regard to the potential negative tax impact on Participants.

(b) Each Participant will make arrangements, satisfactory to the Company and any applicable Related Corporation, to enable the Company or the Related Corporation to fulfill any withholding obligation for Tax-Related Items. Without limitation to the foregoing, in the Company’s sole discretion and subject to Applicable Law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the Participant’s salary or any other cash amount due to the Participant from the Company or a Related Corporation; (ii) withholding from the proceeds of the sale of shares of Common Stock acquired under the Plan, either through a voluntary sale or a mandatory sale arranged by the Company; or (iii) any other method deemed acceptable by the Board.

14. Effective Date of Plan.

The Plan will become effective immediately prior to and contingent upon the closing of the transactions contemplated by the Business Combination Agreement, dated as of June 8, 2026, by and among Quantum Space, LLC, Inflection Point Acquisition Corp. VI, IPFX PubCo, Inc., and IPFX Merger Sub, Inc., provided this Plan is approved by the Company’s Board and stockholders prior to such date.

15. Miscellaneous Provisions.

(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation, or on the part of the Company or a Related Corporation to continue the employment of a Participant.

(d) The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflicts of laws rules.

(e) If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

(f) If any provision of the Plan does not comply with Applicable Law, such provision shall be amended and construed in such a manner as to comply with Applicable Law.

(g) The Company may deliver any forms relating to participation by electronic means and request a Participant’s forms by electronic means. Upon enrollment, the Participant consents to receive documents by electronic delivery and agrees to participate in the Plan through any on-line or electronic system established and maintained by the Company or another third party designated by the Company.

Annex H-7

16. Definitions.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “Applicable Law” means any applicable securities, federal, state, foreign, material local or municipal, or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling, or requirement issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASDAQ Stock Market or the Financial Industry Regulatory Authority).

(b) “Board” means the Board of Directors of the Company.

(c) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(d) “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(e) “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(f) “Common Stock” means the Common Stock of the Company.

(g) “Company” means Quantum Space, Inc.

(h) “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into their account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions.

(i) “Director” means a member of the Board.

(j) “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(k) “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(l) “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(m) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(n) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists; or

Annex H-8

(ii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with Applicable Laws and regulations and in a manner that complies with Section 409A of the Code.

(o) “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district, or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body, or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority or other body exercising similar powers or authority); or (d) self-regulatory organization (including the NASDAQ Stock Market and the Financial Industry Regulatory Authority).

(p) “Non-Section 423 Component” means the part of the Plan, which excludes the Section 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(q) “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(r) “Offering Date” means a date selected by the Board for an Offering to commence.

(s) “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(t) “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(u) “Plan” means this Quantum Space, Inc. 2026 Employee Stock Purchase Plan, as amended from time to time, including both the Section 423 Component and the Non-Section 423 Component.

(v) “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(w) “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(x) “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(y) “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(z) “Section 423 Component” means the part of the Plan, which excludes the Non-Section 423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(aa) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(bb) “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account, or other tax-related items arising out of or in relation to a Participant’s participation in the Plan, including, but not limited to, the exercise of a Purchase Right and the receipt of shares of Common Stock or the sale or other disposition of shares of Common Stock acquired under the Plan.

(cc) “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the NYSE, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

Annex H-9

ANNEX I

[IPFX PubCo, Inc.]
CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
12.0% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK
PURSUANT TO SECTION 151(g) OF THE
DELAWARE GENERAL CORPORATION LAW

The undersigned, Kevin Shannon, does hereby certify that:

1. He is the Chief Executive Officer of [IPFX PubCo, Inc.], a Delaware corporation (the “Corporation”).

2. The Corporation is authorized to issue [•] shares of preferred stock, none of which have been issued.

3. The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”):

WHEREAS, the certificate of incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, consisting of [•] shares, [$0.0001] par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, which shall consist of up to [•] shares of the preferred stock which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF 12.0% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Accrued Dividend” shall have the meaning set forth in Section 3(a).

“Accrued Value” means, as of any date, with respect to each share of Preferred Stock as of the determination date, the sum, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock, of (i) the Stated Value per share of Preferred Stock, plus (ii) the aggregate amount of any accrued PIK Dividends on such share of Preferred Stock as of such date, plus (iii) on each Semi-Annual Dividend Date and on a cumulative basis, an additional amount equal to the dollar value of all Accrued Dividends that have accrued on such share pursuant to Section 3(a), but only to the extent such Accrued Dividends have not been paid, whether or not declared, but that have not, as of such date, been added to the Accrued Value.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Alternate Consideration” shall have the meaning set forth in Section 7(f)(i).

Annex I-1

“Annual Rate” means with respect to a PIK Dividend, 12.0% of the Accrued Value and with respect to a Cash Dividend, 10.0% of the Accrued Value.

“Attribution Parties” shall have the meaning set forth in Section 6(d).

“Available Proceeds” shall have the meaning set forth in Section 5(c)(i).

“Beneficial Ownership Limitation” shall have the meaning set forth in Section 6(d).

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of June 8, 2026, by and among the Corporation (or its predecessor), [IPFX Merger Sub, Inc.] and Quantum Space LLC, as it may be further amended, modified or supplemented from time to time.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

“Buy-In” shall have the meaning set forth in Section 6(c)(iv).

“Cash Dividend” shall have the meaning set forth in Section 3(a).

“Closing” means the closing of the Business Combination.

“Closing Date” means the Trading Day on which the Business Combination is consummated.

“Commission” means the United States Securities and Exchange Commission.

“Class A Common Stock” means the Class A common stock, par value [$0.0001] per share, of the Corporation and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Class B Common Stock” means the Class B common stock, par value [$0.0001] per share, of the Corporation and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Class C Common Stock” means the Class C common stock, par value [$0.0001] per share, of the Corporation and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock” means, collectively, the Class A Common Stock, the Class B Common Stock and the Class C Common Stock.

“Common Stock Equivalents” means any securities of the Corporation that would entitle the holder thereof to acquire at any time Class A Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Class A Common Stock, and any securities of the Corporation that when paired with one or more other securities of the Corporation or another entity entitles the holder thereof to receive, Class A Common Stock.

“Conversion Date” shall have the meaning set forth in Section 6(a).

“Conversion Price” shall have the meaning set forth in Section 6(b).

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Preferred Stock in accordance with the terms hereof.

Annex I-2

“Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Class A Common Stock and any securities of the Corporation that when paired with one or more other securities of the Corporation or another entity entitles the holder thereof to receive, Class A Common Stock.

“Corporation Notice” shall have the meaning set forth in Section 8(a)(iii).

“Deemed Liquidation Event” means: (i) a merger or consolidation in which (a) the Corporation is a constituent party or (b) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation; provided, that, a Deemed Liquidation Event shall not include any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (ii) (a) the sale, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (b) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale is to a wholly owned subsidiary of the Corporation.

“Delaware Courts” shall have the meaning set forth in Section 9(d).

“Dilutive Issuance” shall have the meaning set forth in Section 7(c).

“Distribution” shall have the meaning set forth in Section 7(e).

“Effective Date” means the date that the Registration Statement filed by the Corporation pursuant to the Registration Rights Agreement is first declared effective by the Commission.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means the issuance of (a) any securities of the Corporation to employees, officers or directors of the Corporation pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Corporation, (b) securities upon the exercise or exchange of or conversion of any securities issued pursuant to the Purchase Agreements or the Business Combination Agreement and/or other securities exercisable or exchangeable for or convertible into shares of Class A Common Stock issued and outstanding on the Closing Date, provided that such securities have not been amended since the Closing Date to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations and automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such securities which are not more favorable to the holder thereof than the anti-dilution and similar provisions set forth herein) or to extend the term of such securities, (c) the Conversion Shares and (d) securities issued pursuant to any merger, acquisition or strategic transaction or partnership approved by a majority of the directors of the Corporation, provided that (i) such securities are issued as “restricted securities” (as defined in Rule 144) or are issued pursuant to an effective registration statement pursuant to the Securities Act and (ii) any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Corporation and shall provide to the Corporation additional benefits in addition to the investment of funds, but any such Exempt Issuance shall not include a transaction in which the Corporation is issuing securities (i) primarily for the purpose of raising capital, including an at-the-market offering, or (ii) to an entity whose primary business is investing in securities.

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“Floor Price” means the lesser of (i) $7.00 (as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction occurring after the date of the Purchase Agreement) and (ii) the Conversion Price then in effect.

“Fundamental Transaction” shall have the meaning set forth in Section 7(f)(i).

“Holder” shall have the meaning set forth in Section 2(a).

“Inflection Point” means Inflection Point Asset Management LLC and/or one or more of its Affiliates.

“Junior Securities” shall have the meaning set forth in Section 5(a).

“New Issuance Price” shall have the meaning set forth in Section 7(c).

“Notice of Conversion” shall have the meaning set forth in Section 6(a).

“Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

“Option Value” means the value of an Option based on the Black-Scholes Option Pricing model obtained from the “OV” function on Bloomberg determined as of (A) the Trading Day prior to the public announcement of the issuance of the applicable Option, if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, for pricing purposes and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of the applicable Option as of the applicable date of determination, (ii) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of (A) the Trading Day immediately following the public announcement of the applicable Option if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, (iii) the underlying price per share used in such calculation shall be the highest weighted average price of the Class A Common Stock during the period beginning on the Trading Day prior to the execution of definitive documentation relating to the issuance of the applicable Option and ending on (A) the Trading Day immediately following the public announcement of such issuance, if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, (iv) a zero cost of borrow and (v) a 360 day annualization factor, provided, however, in case any Option is issued in connection with the issue or sale of other securities of the Corporation, together comprising one integrated transaction, in no event shall the Option Value exceed a fraction of the aggregate consideration received (excluding the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities) equal to (1) the number of shares of Class A Common Stock underlying such Option divided by (2) the total number of shares of Class A Common Stock issued or issuable in the integrated transaction (including the number of shares underlying such Option).

“Original Issue Date” means the date of the first issuance of any shares of the Preferred Stock regardless of the number of transfers of any particular shares of Preferred Stock and regardless of the number of certificates which may be issued to evidence such Preferred Stock.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“PIK Dividend” shall have the meaning set forth in Section 3(a).

“Preferred Stock” shall have the meaning set forth in Section 2(a).

“Preferred Stock Liquidation Amount” shall have the meaning set forth in Section 5(b)(ii).

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“Preferred Stock Register” shall have the meaning set forth in Section 2(b).

“Purchase Agreements” means the several Securities Purchase Agreements, between the Corporation and certain original Holders, as amended, modified or supplemented from time to time in accordance with their respective terms.

“Purchase Rights” shall have the meaning set forth in Section 7(d).

“Redemption Date” shall have the meaning set forth in Section 8(b)(i).

“Redemption Notice” shall have the meaning set forth in Section 8(b)(ii).

“Redemption Price” shall have the meaning set forth in Section 8(b)(i).

“Redemption Request” shall have the meaning set forth in Section 8(b)(i).

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Closing Date, among the Corporation, the original Holders and certain other securityholders of the Corporation.

“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale of the Conversion Shares by each Holder as provided for in the Registration Rights Agreement, including the Initial Registration Statement (as defined in the Registration Rights Agreement) and any additional Registration Statements which may be required thereunder.

“Required Holders” shall have the meaning set forth in Section 4(c).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Semi-Annual Dividend Date” shall mean June 1 and December 1 of each year.

“Share Delivery Date” shall have the meaning set forth in Section 6(c)(i).

“Standard Settlement Period” shall have the meaning set forth in Section 6(c)(i).

“Stated Value” shall have the meaning set forth in Section 2(a).

“Successor Entity” shall have the meaning set forth in Section 7(f)(iii).

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Class A Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange (or any successors to any of the foregoing).

“Transfer Agent” means Continental Stock Transfer & Trust Company, the current transfer agent of the Corporation, and any successor transfer agent of the Corporation.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Class A Common Stock is then listed or quoted on a Trading Market, the arithmetic mean of the daily volume weighted average prices of the Class A Common Stock for each of the 20 Trading Days preceding such date (or the nearest preceding date) on the Trading Market on which the Class A Common

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Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), with each such Trading Day weighted equally regardless of the aggregate trading volume for such Trading Day, (b) if OTCQB or OTCQX is not a Trading Market, the arithmetic mean of the daily volume weighted average prices of the Class A Common Stock for each of the 20 Trading Days preceding such date (or the nearest preceding date) on OTCQB, OTCQX or OTCID as applicable, calculated in the same manner as clause (a), (c) if the Class A Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Class A Common Stock are then reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the average of the highest closing bid price and the lowest closing ask price of the Class A Common Stock for the 20 Trading Days preceding such date, or (d) in all other cases, the fair market value of a share of Class A Common Stock as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Preferred Stock then outstanding and reasonably acceptable to the Corporation, the fees and expenses of which shall be paid by the Corporation. For the avoidance of doubt, the daily volume weighted average price for each individual Trading Day shall be determined by Bloomberg L.P. in accordance with its standard methodology, and the VWAP for the applicable period shall be calculated by summing such daily values and dividing by the number of Trading Days in the measurement period (i.e., 20 Trading Days), such that each Trading Day’s price is given equal weight irrespective of trading volume.

Section 2. Designation, Amount and Par Value.

(a) The series of preferred stock shall be designated as its “12.0% Series A Cumulative Convertible Preferred Stock” (the “Preferred Stock”) and the number of shares so designated shall be up to [•] (which shall not be subject to increase without the written consent of a majority of the then outstanding Preferred Stock (each, a “Holder” and collectively, the “Holders”)). Each share of Preferred Stock shall have a par value of [$0.0001] per share and a stated value equal to $12.00 (the “Stated Value”).

(b) The Corporation shall register, or cause its Transfer Agent to register, shares of the Preferred Stock upon records to be maintained by the Corporation or its Transfer Agent for that purpose (the “Preferred Stock Register”), in the name of the Holders thereof from time to time. The Corporation may deem and treat the registered Holder of shares of Preferred Stock as the absolute owner thereof for the purpose of any conversion thereof and for all other purposes. The Corporation shall register, or cause its Transfer Agent to register, the transfer of any shares of Preferred Stock in the Preferred Stock Register, upon surrender of the certificates evidencing such shares to be transferred, duly endorsed by the Holder thereof, to the Corporation at its address specified herein and after such Holder shall have provided to the Corporation such documentation and legal opinions, if any, as may be reasonably requested by the Corporation (including any documentation required by the Transfer Agent with respect to such transfer). Upon the registration of such transfer, a new certificate (to the extent such shares are certificated) evidencing the shares of Preferred Stock so transferred shall be issued to the transferee and a new certificate evidencing the remaining portion of the shares not so transferred, if any, shall be issued to the transferring Holder, in each case, within three Business Days. The Board of Directors may provide by resolution or resolutions that some or all of the Preferred Stock shall be uncertificated shares. The Corporation shall not be required to register, or cause its Transfer Agent to register, or record any transfer of any shares of the Preferred Stock that would violate, conflict with, or fail to be in compliance with federal or state securities laws.

Section 3. Dividends.

(a)   From and after the Closing, subject to the terms of this Section 3, cumulative dividends shall accrue on the Accrued Value of each share of Preferred Stock at the Annual Rate. Dividends on each share of Preferred Stock shall be cumulative and shall accrue daily from and after the Closing, but shall compound on a semi-annual basis on each Semi-Annual Dividend Date (each, an “Accrued Dividend”) whether or not earned or declared, and whether or not there are earnings or profits, surplus, or other funds or assets of the Corporation legally available for the payment of dividends. Each Accrued Dividend shall be paid, at the election of the Corporation, (i) in cash (a “Cash Dividend”), or (ii) in kind by increasing the Accrued Value of such share (a “PIK Dividend”).

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(b) The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation ranking junior to the Preferred Stock (other than dividends on shares of Class A Common Stock payable in shares of Class A Common Stock) unless (in addition to the obtaining of any consents required in this Certificate of Designation or the Corporation’s certificate of incorporation) the Holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Accrued Dividends then accrued on such share of Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Class A Common Stock or any class or series that is convertible into Class A Common Stock, that dividend per share of Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series A Cumulative Convertible Preferred Stock without giving effect to any limitation on conversion, including, without limitation, the Beneficial Ownership Limitation, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series of capital stock of the Corporation ranking junior to the Preferred Stock that is not convertible into Class A Common Stock, at a rate per share of Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Accrued Value; provided that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation that is junior to the Preferred Stock, the dividend payable to the Holders of Preferred Stock pursuant to this Section 3 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

(c)   Subject to Section 5 and Section 7, the Holders shall be entitled to receive, and the Corporation shall pay, dividends on shares of Preferred Stock (other than Accrued Dividends), on an as-converted basis, equal to and in the same form as dividends actually paid on shares of the Class A Common Stock when, as and if such dividends are paid on shares of the Class A Common Stock.

(d) Notwithstanding anything to the contrary herein, to the extent that the Holder’s right to participate in any dividend would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such dividend to such extent (or in the beneficial ownership of any shares of Class A Common Stock as a result of such Distribution to such extent) and the portion of such dividend shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation.

Section 4. Voting Rights.

(a) The Holders shall be entitled to notice of any meeting of stockholders of the Corporation and, except as otherwise required by law or as may be provided herein, shall vote together with the holders of Common Stock as a single class upon any matter submitted to the stockholders for a vote.

(b) On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of the stockholders of the Corporation (or by written consent in lieu of a meeting), a Holder, together with its Attribution Parties, shall be entitled to the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such Holder, together with its Attribution Parties, are convertible on the record date for determining stockholders entitled to vote on such matter (as adjusted from time to time pursuant to Section 7 hereof and subject to the Beneficial Ownership Limitation), but without regard to the Beneficial Ownership Limitation or as to whether sufficient shares of Class A Common Stock are available out of the Corporation’s authorized but unissued stock, for the purpose of effecting the conversion of the Preferred Stock.

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(c) As long as at least 20% or more of the shares of Preferred Stock issued as of the Closing are outstanding, the Corporation shall not, without the affirmative vote or action by written consent of the Holders of at least a majority of the issued and outstanding shares of the Preferred Stock, which majority must include Inflection Point if Inflection Point then holds any shares of Preferred Stock (the “Required Holders”):

(i) liquidate, dissolve or wind-up the affairs of the Corporation;

(ii) amend, alter or repeal the Corporation’s certificate of incorporation or bylaws, this Certificate of Designation or any similar document of the Corporation in a manner that materially and adversely affects the powers, preferences or rights given to the Preferred Stock;

(iii) create any equity security, authorize the creation of any equity security, classify any equity security, reclassify any equity security, or issue any other security convertible into or exercisable for any equity security, unless such security ranks junior to the Preferred Stock with respect to its rights, preferences and privileges or increase the number of authorized shares of Preferred Stock;

(iv) except as set forth in Section 3, purchase or redeem or pay any cash dividend on any capital stock of the Corporation ranking junior to the Preferred Stock prior to payment of such cash dividend on the Preferred Stock or purchase or redeem any capital stock of the Corporation ranking junior to the Preferred Stock, other than capital stock repurchased at cost from former employees and consultants in connection with the cessation of their service or pursuant to the terms of any equity incentive plan of the Corporation;

(v) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under the Corporation’s incentive plan, equity plan or equity-based compensation plan or with respect to employment, consulting or award agreements with respect to executive officers of the Corporation, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of the Corporation; or

(vi) incur or guarantee any indebtedness other than equipment leases or trade payables incurred in the ordinary course of business; provided, however, that the Preferred Stock shall not be considered indebtedness for purposes of this calculation.

(d) Notwithstanding anything to the contrary herein, Section 6(d) may not be amended, modified or waived in any manner that materially and adversely affects a Holder of Preferred Stock without such Holder’s consent.

Section 5. Ranking; Liquidation.

(a) The Preferred Stock shall rank senior to all of the Common Stock and any other class or series of capital stock of the Corporation currently existing or hereafter authorized, classified or reclassified by the Corporation (collectively, “Junior Securities”), in each case, as to rights to receive dividends or to participate in distributions of assets or payments upon liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily.

(b) Preferential Payments to Holders of Preferred Stock; Distribution of Remaining Assets.

(i) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the Holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the Holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock or other Junior Securities by reason of their ownership thereof, an amount per share equal to the greater of (i) 100% of the Accrued Value on each share of Preferred Stock or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 6 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event based on the then

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effective rate of conversion and without giving effect to the Beneficial Ownership Limitation or any other limitations on conversion set forth herein. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 5(b), the Holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(ii) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all amounts required to be paid to the holders of shares of Preferred Stock pursuant to Section 5(b)(i), the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 5(b)(i) or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Certificate of Designation immediately prior to such liquidation, dissolution or winding up of the Corporation and without giving effect to the Beneficial Ownership Limitation or any other limitations on conversion set forth herein. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Sections 5(b)(i) and 5(b)(ii) is hereinafter referred to as the “Preferred Stock Liquidation Amount.”

(c) Deemed Liquidation Events.

(i) In the event of a Deemed Liquidation Event, if the Corporation does not effect a dissolution of the Corporation under the Delaware General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each Holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such Holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause to require the redemption of such shares of Preferred Stock, and (ii) if the Required Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, or any other expenses associated with the Deemed Liquidation Event or the dissolution of the Corporation, in each case as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the “Available Proceeds”), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Preferred Stock Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each Holder’s shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts that would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of (i) shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Preferred Stock pursuant to this Section 5(c)(i). Prior to the distribution or redemption provided for in this Section 5(c)(i), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

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(ii) In any Deemed Liquidation Event, if Available Proceeds are in a form of property other than in cash, the value of such distribution shall be deemed to be the fair market value of such property. The determination of fair market value of such property shall be made in good faith by the Board of Directors of the Corporation, provided that to the extent such property consists of securities, the fair market value of such securities shall be determined as follows:

a.           For securities not subject to investment letters or other similar restrictions on free marketability covered by Section 5(c)(ii)b below, the fair market value of such securities shall be the VWAP of such securities on the date of receipt (substituting the references to “Common Stock” in the definition of “VWAP” with such publicly traded security); and

b.           The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall take into account an appropriate discount (as determined in good faith by the Board of Directors of the Corporation) from the market value as determined pursuant to Section5(c)(ii)a above so as to reflect the approximate fair market value thereof.

(iii)   If any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated in accordance with the foregoing Section 5(b) and this Section 5(c) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 5(b) and 5(c) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 5(c)(iv)iii, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

Section 6. Conversion.

(a) Conversions at Option of Holder. Each share of Preferred Stock shall be convertible, at any time and from time to time from and after the Original Issue Date at the option of the Holder thereof, into that number of whole shares of Class A Common Stock (subject to the limitations set forth in Section 6(d)) determined by dividing the Accrued Value of such share of Preferred Stock by the Conversion Price. Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”), unless the Corporation directs Holders that the Notice of Conversion shall be delivered to the Corporation’s transfer agent. Each Notice of Conversion shall specify the number of shares of Preferred Stock to be converted, the number of shares of Preferred Stock owned prior to the conversion at issue, the number of shares of Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers by e-mail attachment or by a nationally recognized overnight courier service such Notice of Conversion to the Corporation (such date, the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. To effect conversions of shares of Preferred Stock, a Holder shall not be required to surrender the certificate(s) representing the shares of Preferred Stock to the Corporation unless all of the shares of Preferred Stock represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Preferred Stock promptly following the Conversion Date at issue.

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Shares of Preferred Stock converted into Class A Common Stock or redeemed in accordance with the terms hereof shall be canceled and shall not be reissued, and all rights (other than the right to receive the Conversion Shares) with respect to such shares will terminate. The Corporation’s stock ledger and transfer book shall serve as the exclusive record of outstanding shares of Preferred Stock absent manifest error.

(b) Conversion Price. The initial conversion price is $12.00, subject to adjustment herein (the “Conversion Price”).

(c) Mechanics of Conversion

(i) Delivery of Conversion Shares Upon Conversion. Not later than the number of Trading Days comprising the Standard Settlement Period (as defined below) after each Conversion Date (the “Share Delivery Date”), the Corporation shall deliver, or cause to be delivered, to the converting Holder (A) the number of Conversion Shares being acquired upon the conversion of the Preferred Stock, which on or after the earlier of (i) the one year anniversary of the Original Issue Date or (ii) the Effective Date, shall be free of restrictive legends and trading restrictions (other than those which may then be required by any Purchase Agreement) and (B) cash in an amount equal to any accrued and unpaid dividends, if any. On or after the earlier of (i) the one year anniversary of the Original Issue Date or (ii) the Effective Date, the Corporation shall deliver the Conversion Shares required to be delivered by the Corporation under this Section 6 electronically through the Depository Trust Company or another established clearing corporation performing similar functions. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Corporation’s primary Trading Market with respect to the Class A Common Stock as in effect on the date of delivery of the Notice of Conversion. Notwithstanding the foregoing, with respect to any Notice(s) of Conversion delivered at or prior to 12:00 p.m. (New York City time) on the Original Issue Date, the Corporation agrees to deliver the Conversion Shares subject to such notice(s) by 4:00 p.m. (New York City time) on the Original Issue Date.

(ii) Failure to Deliver Conversion Shares. If, in the case of any Notice of Conversion, such Conversion Shares are not delivered to or as reasonably directed by the applicable Holder by the Share Delivery Date, the Holder shall be entitled to elect by written notice to the Corporation at any time on or before its receipt of such Conversion Shares, to rescind such conversion, in which event the Corporation shall promptly return to the Holder any original Preferred Stock certificate delivered to the Corporation and the Holder shall promptly return to the Corporation the Conversion Shares issued to such Holder pursuant to the rescinded Notice of Conversion.

(iii) Obligation Absolute; Partial Liquidated Damages. The Corporation’s obligation to issue and deliver the Conversion Shares upon conversion of Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Corporation of any such action that the Corporation may have against such Holder. In the event a Holder shall elect to convert any or all of the Accrued Value of its Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Preferred Stock of such Holder shall have been sought and obtained, and the Corporation posts a surety bond for the benefit of such Holder in the amount of 150% of the Accrued Value of Preferred Stock which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Corporation shall issue Conversion Shares and, if applicable, cash, upon a properly noticed conversion. If the Corporation fails to deliver to a Holder

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such Conversion Shares pursuant to Section 6(c)(i) by 10th Trading Day after the Share Delivery Date applicable to such conversion, the Corporation shall pay to such Holder, in cash, as liquidated damages and not as a penalty, for each $5,000 of Accrued Value of Preferred Stock being converted, $25 per Trading Day (increasing to $50 per Trading Day on the third Trading Day and increasing to $100 per Trading Day on the sixth Trading Day after such damages begin to accrue) for each Trading Day after the 10th Trading Day after the Share Delivery Date until such Conversion Shares are delivered or Holder rescinds such conversion. Nothing herein shall limit a Holder’s right to pursue actual damages for the Corporation’s failure to deliver Conversion Shares within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit a Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(iv) Compensation for Buy-In on Failure to Timely Deliver Conversion Shares Upon Conversion. In addition to any other rights available to the Holder, if the Corporation fails for any reason unrelated to the actions of the Holder or its Affiliates to deliver to a Holder the applicable Conversion Shares by the Share Delivery Date pursuant to Section 6(c)(i), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, shares of Class A Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Corporation shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount, if any, by which (x) such Holder’s total purchase price (including any brokerage commissions) for the Class A Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Class A Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (excluding any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the shares of Preferred Stock equal to the number of shares of Preferred Stock submitted for conversion (in which case, such conversion shall be deemed rescinded) or deliver to such Holder the number of shares of Class A Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6(c)(i). For example, if a Holder purchases shares of Class A Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Preferred Stock with respect to which the actual sale price of the Conversion Shares (including any applicable brokerage commissions) giving rise to such purchase obligation was a total of $10,000, under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation written notice indicating the amounts payable to such Holder in respect of the Buy-In and, upon the request of the Corporation, evidence of the amount of such loss. If a Holder purchases shares of Class A Common Stock having a total purchase price of $9,000 to cover a Buy-In with respect to an attempted conversion of shares of Preferred Stock with respect to which the actual sale price of the Conversion Shares (including any applicable brokerage commissions) giving rise to such purchase obligation was a total of $10,000, under clause (A) of the preceding sentence, the Corporation shall not be required to pay Holder any amount. For the avoidance of doubt, in the event of a Buy-In, the Holder shall use commercially reasonable efforts to purchase shares at the lowest available price, paying the lowest reasonably available brokerage commission. The Holder shall provide the Corporation written notice indicating the amounts payable to such Holder in respect of the Buy-In and evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver Conversion Shares upon conversion of the shares of Preferred Stock as required pursuant to the terms hereof.

(v) Reservation of Shares Issuable Upon Conversion. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Class A Common Stock for the sole purpose of issuance upon conversion of the Preferred Stock as herein

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provided, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holder (and the other Holders of the Preferred Stock), not less than such aggregate number of shares of the Class A Common Stock as shall (subject to the terms and conditions set forth in the Purchase Agreement) be issuable (taking into account the adjustments and restrictions of Section 7) upon the conversion of the then outstanding shares of Preferred Stock (assuming for such purpose a Conversion Price initially equal to the Floor Price and, thereafter, if lower, the then-in-effect Conversion Price and any such conversions are made without regard to any limitations on conversion set forth herein) (the “Required Reserve Amount”). If at any time while any of the shares of Preferred Stock remain outstanding the Corporation does not have a sufficient number of authorized and unreserved shares of Class A Common Stock to satisfy its obligation to reserve for issuance upon conversion of shares of Preferred Stock at least a number of shares of Class A Common Stock equal to the Required Reserve Amount (an “Authorized Share Failure”), then, the Corporation shall use its reasonable best efforts to promptly take all action necessary to increase the Corporation’s authorized shares of Class A Common Stock to an amount sufficient to allow the Corporation to reserve the Required Reserve Amount for the shares of Preferred Stock then outstanding. The Corporation covenants that all shares of Class A Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable and, if a Registration Statement is then effective under the Securities Act, shall be registered for public resale in accordance with such Registration Statement (subject to such Holder’s compliance with its obligations under the Registration Rights Agreement).

(vi) Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Preferred Stock. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such conversion, the Corporation shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share. Notwithstanding anything to the contrary contained herein, but consistent with the provisions of this subsection with respect to fractional Conversion Shares, nothing shall prevent any Holder from converting fractional shares of Preferred Stock.

(vii) Transfer Taxes and Expenses. The issuance of Conversion Shares on conversion of this Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the Holders of such shares of Preferred Stock and the Corporation shall not be required to issue or deliver such Conversion Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

(d) Beneficial Ownership Limitation. A Holder may notify the Corporation in writing in the event it elects to be subject to the provisions contained in this Section 6(d); however, no Holder shall be subject to this Section 6(d) unless he, she or it makes such election. If the election is made, (i) the Corporation shall not effect any conversion of the Preferred Stock, and such Holder shall not have the right to convert all or any portion of the Preferred Stock, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder’s Affiliates, and any Persons acting as a group together with such Holder or any of such Holder’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of 4.9%, 9.9%, 19.9% of the Corporation’s Class A Common Stock (or such other amount as a Holder may specify) (the “Beneficial Ownership Limitation”) and (ii) the Corporation shall not permit the Holder to vote, and such Holder shall not have the right vote pursuant to Section 4(b) of this Certificate of Designation, all or any portion of the Preferred Stock that such Holder is not permitted to convert pursuant to the preceding clause (i) (provided, however, that such Holder shall retain the right to vote pursuant to Section 4(c) of this Certificate of Designation to the extent that retaining such right does not cause such Holder to be deemed to beneficially own Conversion Shares within the meaning of Rule 13d-3 promulgated under the Exchange Act). For purposes of the foregoing sentence, the number of shares of Class A Common Stock beneficially owned by such Holder and its Affiliates and Attribution Parties shall include the number of shares of Class A Common Stock issuable upon conversion of the Preferred Stock with respect to which

Annex I-13

such determination is being made, but shall exclude the number of shares of Class A Common Stock which are issuable upon (i) conversion of the remaining, unconverted Accrued Value of Preferred Stock beneficially owned by such Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such Holder or any of its Affiliates or Attribution Parties. For purposes of this Section 6(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 6(d) applies, the determination of whether the Preferred Stock is convertible (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and of how many shares of Preferred Stock are convertible shall be in the sole discretion of such Holder, and the submission of a Notice of Conversion shall be deemed to be such Holder’s determination of whether the shares of Preferred Stock may be converted (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and how many shares of the Preferred Stock are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each Holder will be deemed to represent to the Corporation each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Corporation shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. The Holder shall provide the Corporation with any information reasonably requested by the Corporation in connection with this Beneficial Ownership Limitation and the provisions related thereto, in each case with respect to the Corporation’s reporting obligations pursuant to the Securities Act, the Exchange Act, or other federal or state securities regulations. For purposes of this Section 6(d), in determining the number of outstanding shares of Class A Common Stock, a Holder may rely on the number of outstanding shares of Class A Common Stock as stated in the most recent of the following: (i) the Corporation’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Corporation or (iii) a more recent written notice by the Corporation or the Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request (which may be via email) of a Holder, the Corporation shall within two Trading Days confirm in writing to such Holder the number of shares of Class A Common Stock then outstanding. In any case, the number of outstanding shares of Class A Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Preferred Stock, by such Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding shares of Common Stock was reported. By written notice to the Corporation, a Holder may from time to time increase or decrease the Beneficial Ownership Limitation applicable to such Holder, provided, however, that any such increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Corporation. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 6(d) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor Holder of Preferred Stock.

Section 7. Certain Adjustments.

(a) Stock Dividends and Stock Splits. If the Corporation, at any time while this Preferred Stock is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents (which, for avoidance of doubt, shall not include any shares of Class A Common Stock issued by the Corporation upon conversion of, or payment of a dividend on, this Preferred Stock or any cash distributions), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Corporation, then each of the Conversion Price and the price set forth in clause (i) of the defined term Floor Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made

Annex I-14

pursuant to this Section 7(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b) VWAP Reset. If on the twenty-first Trading Day following the date that is six months after the Closing Date, the VWAP (the “Measurement Price”) is less than the Conversion Price then in effect, then the Conversion Price then in effect shall be reduced to an amount equal to the greater of (i) the Measurement Price and (ii) $7.00 (as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction occurring after the date of the Purchase Agreement). No adjustment pursuant to this Section 7(b) shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

(c) Adjustment of Conversion Price upon Issuance of Common Stock. If and whenever on or after the Closing Date until the first date on which no shares of Preferred Stock are outstanding the Corporation issues or sells, or in accordance with this Section 7(c) is deemed to have issued or sold, any shares of Class A Common Stock (including the issuance or sale of shares of Class A Common Stock owned or held by or for the account of the Corporation, but excluding shares of Class A Common Stock issued or sold, or deemed to have been issued or sold, by the Corporation in connection with any Exempt Issuance) for a consideration per share (the “New Issuance Price”) less than the Conversion Price then in effect (each such issue, sale or deemed issuance or sale, a “Dilutive Issuance”), then, immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price as further adjusted pursuant to Section 7(a) and Section 7(e) for any stock dividend, stock split, combination, rights offering or other customary dilutive event). For all purposes of the foregoing (including, without limitation, determining the adjusted Conversion Price and the New Issuance Price under this Section 7(c)), the following shall be applicable:

(i) Options and Convertible Securities. The consideration per share received by the Corporation for Class A Common Stock issued or deemed to have been issued pursuant to Section 7(c)(ii), relating to Options and Convertible Securities, shall be determined by dividing:

a.           the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

b.           the maximum number of shares of Class A Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) deemed to be issued pursuant to Section 7(c)(ii) upon the issuance of such Options or Convertible Securities.

(ii) Deemed Issuance of Options and Convertible Securities.

a.           If the Corporation at any time or from time to time shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Class A Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be outstanding and to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

Annex I-15

b.           If the purchase or exercise price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Class A Common Stock increases or decreases at any time (other than (i) proportional changes in conversion or exercise prices, as applicable, in connection with an event referred to in Section 7(a) above and (ii) automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security which are not more favorable to the holder thereof than the anti-dilution and similar provisions set forth herein), the Conversion Price in effect at the time of such increase or decrease shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such decreased purchase price or additional consideration or increased conversion rate (as the case may be) at the time initially granted, issued or sold. For purposes of this Section 7(c), if the terms of any Option or Convertible Security that was outstanding as of the date of first issuance of a share of Preferred Stock are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the shares of Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 7(c)(ii) shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

(iii) Calculation of Consideration Received.

a.           In case one or more Option is issued in connection with the issue or sale of other securities of the Corporation, together comprising one integrated transaction, (x) each such Option will be deemed to have been issued for the Option Value of such Option and (y) the other securities issued or sold in such integrated transaction shall be deemed to have been issued or sold for the difference of (I) the aggregate consideration received by the Corporation less any consideration paid or payable by the Corporation pursuant to the terms of such other securities of the Corporation, less (II) the Option Value of each such Option.

b.           If any shares of Class A Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration other than cash received therefor will be deemed to be the net amount received by the Corporation therefor. If any shares of Class A Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Corporation will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Corporation will be the VWAP of such publicly traded securities on the date of receipt (substituting the references to “Class A Common Stock” in the definition of VWAP with such publicly traded security). If any shares of Class A Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Corporation is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Class A Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Corporation and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within

Annex I-16

five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Corporation and the Required Holders. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Corporation.

(iv) Record Date. If the Corporation takes a record of the holders of shares of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Class A Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Class A Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the shares of Class A Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(v) Expiration or Termination of Options or Convertible Securities. Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Securities (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 7(c), the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Securities (or portion thereof) never been issued. For the avoidance of doubt, any such readjustment of the Conversion Price shall only apply to conversions of the shares of Preferred Stock from and after such readjustment.

(d) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 7(a) and Section 7(c) above, if at any time the Corporation grants, issues or sells any Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holders will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Class A Common Stock acquirable upon complete conversion of such Holder’s Preferred Stock (without regard to any limitations on conversion hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Class A Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation). To the extent that the issue price of such Purchase Rights would result in an adjustment of the Conversion Price pursuant to Section 7(c), such adjustment shall not occur to the extent the Holders were granted the right to acquire such Purchase Rights on the applicable terms and elected to acquire such Purchase Rights.

(e) Pro Rata Distributions. In addition to the requirements of Section 3, during such time as this Preferred Stock is outstanding, if the Corporation declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), in each such case, the Holders shall be entitled to participate in such Distribution to the same extent that the Holders would have participated therein if the Holder had held the number of shares of Class A Common Stock acquirable upon complete conversion of this Preferred Stock (without regard to any limitations on conversion hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder’s right to participate

Annex I-17

in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any shares of Class A Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

(f) Fundamental Transaction.

(i) If, at any time while this Preferred Stock is outstanding, (i) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person, (ii) the Corporation (and all of its Subsidiaries, taken as a whole), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock or 50% or more of the voting power of the common equity of the Corporation, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a stock split, combination or reclassification of shares of Common Stock covered by Section 7(a)), or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires 50% or more of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) or 50% or more of the voting power of the common equity of the Corporation, and such event(s) do not constitute a Deemed Liquidation Event (each a “Fundamental Transaction”), then, upon any subsequent conversion of this Preferred Stock, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to any limitation in Section 6(d) on the conversion of this Preferred Stock), the number of shares of capital stock of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Class A Common Stock for which this Preferred Stock is convertible immediately prior to such Fundamental Transaction (without regard to any limitation in Section 6(d) on the conversion of this Preferred Stock).

(ii) For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new Certificate of Designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration.

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(iii)   The Corporation shall cause any successor entity in a Fundamental Transaction in which the Corporation is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Corporation under this Certificate of Designation and the Registration Rights Agreement in accordance with the provisions of this Section 7(f) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders and approved by the Required Holders (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder of this Preferred Stock, deliver to the Holder in exchange for this Preferred Stock a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Preferred Stock which is convertible for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Class A Common Stock acquirable and receivable upon conversion of this Preferred Stock (without regard to any limitations on the conversion of this Preferred Stock) prior to such Fundamental Transaction, and with a conversion price which applies the Conversion Price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such conversion price being for the purpose of protecting the economic value of this Preferred Stock immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Required Holders.

(g) Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Class A Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Class A Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

(h) Notice to the Holders.

(i) Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Corporation shall promptly deliver to each Holder by email a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(ii) Notice to Allow Conversion by Holder. If (A) the Corporation shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Corporation shall declare a redemption of the Common Stock, (C) the Corporation shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Corporation shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Corporation is a party, any sale or transfer of all or substantially all of the assets of the Corporation (and all of its Subsidiaries, taken as a whole), or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property or (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, then, in each case, the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of this Preferred Stock, and shall cause to be delivered by email to each Holder at its email address as it shall appear upon the stock books of the Corporation, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided under this Certificate of Designation constitutes, or contains, material, non-public information regarding the Corporation or any of the Subsidiaries, the Corporation shall simultaneously file such notice with

Annex I-19

the Commission pursuant to a Current Report on Form 8-K, unless determined by the Corporation that such filing would be harmful to the Corporation at such time, in which case the Corporation shall file such 8-K as soon as is reasonably practicable in its discretion. Notwithstanding anything herein to the contrary, if the Corporation determines pursuant to the immediately preceding sentence not to simultaneously file a notice with the Commission pursuant to a Current Report on Form 8-K when such notice contains material, non-public information regarding the Corporation or any of the Subsidiaries, then, the Corporation shall first obtain the prior written consent of such Holder to receive such notice prior to delivering such notice to such Holder. For the avoidance of doubt, and without limiting the conversion rights of any Holder, each Holder shall remain entitled to convert the Accrued Value of this Preferred Stock (or any part hereof) during the twenty (20)-day period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 8. Redemption.

(a) Redemption by the Corporation. Subject to the provisions of this Section 8 and unless prohibited by applicable law governing distributions to stockholders, the Corporation may, in its sole discretion, redeem all or a portion of the outstanding shares of Preferred Stock; provided, however, that the Corporation may not exercise its redemption right under this Section 8(a) unless, on the date the Corporation Notice is delivered and on the applicable redemption date, the Conversion Shares are then (i) listed and freely tradable, meaning either (A) the conditions of Rule 144 under the Securities Act (including, without limitation, the holding period, current public information, volume limitations and manner of sale requirements, as applicable) are satisfied with respect to the Conversion Shares and the applicable Holder or (B) a resale registration statement covering the resale of the Conversion Shares by all Holders is effective and available for use under the Securities Act, (ii) listed or quoted on a Trading Market, and (iii) the Holders shall not be in possession of material, non-public information regarding the Corporation or any of the Subsidiaries received from the Corporation, any of its Subsidiaries, or any of their respective directors, officers, affiliates, employees or agents.

(i) on or after the third anniversary of the Closing but prior to the fourth anniversary of the Closing, at a redemption price per share equal to the greater of (i) 120% of the Accrued Value (which shall be payable in cash) and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Class A Common Stock pursuant to Section 6 immediately prior to such redemption based on the then effective rate of conversion (which shall be payable, at the option of the Corporation, in cash or shares of Class A Common Stock or a combination thereof, with the value of such shares of Class A Common Stock being the closing price of such shares of Class A Common Stock on the Trading Market on the applicable date of redemption);

(ii) on or after the fourth anniversary of the Closing but prior to the fifth anniversary of the Closing, at a redemption price per share equal to the greater of (i) 110% of the Accrued Value (which shall be payable in cash) and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Class A Common Stock pursuant to Section 6 immediately prior to such redemption based on the then effective rate of conversion (which shall be payable, at the option of the Corporation, in cash or shares of Class A Common Stock or a combination thereof, with the value of such shares of Class A Common Stock being the closing price of such shares of Class A Common Stock on the Trading Market on the applicable date of redemption); and

(iii) on or after the fifth anniversary of the Closing, at a redemption price per share equal to the greater of (i) 100% of the Accrued Value (which shall be payable in cash) and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Class A Common Stock pursuant to Section 6 immediately prior to such redemption based on the then effective rate of conversion (which shall be payable, at the option of the Corporation, in cash or shares of Class A Common Stock or a combination thereof, with the value of such shares of Class A Common Stock being the closing price of such shares of Class A Common Stock on the Trading Market on the applicable date of redemption).

Annex I-20

If, on the date of such redemption, applicable law governing distributions to stockholders prevents the Corporation from redeeming all shares of Preferred Stock scheduled to be redeemed, the Corporation shall be entitled to ratably redeem the maximum number of shares that it may redeem consistent with such law and any Preferred Stock not so redeemed shall remain outstanding. The Corporation shall provide written notice (the “Corporation Notice”) by e-mail and first class mail postage prepaid, to each Holder of record (determined at the close of business on the Business Day next preceding the day on which the Corporation Notice is given) of the Preferred Stock to be redeemed, at the address last shown on the records of the Corporation for such Holder, notifying such Holder of the redemption to be effected, specifying the number of shares to be redeemed from such Holder, specifying the date of such redemption, the redemption price, the place at which payment may be obtained and calling upon such Holder to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares to be redeemed; provided that the date of redemption shall be not less than 15 days from the date of the Corporation Notice. Except as otherwise provided herein, on or after the applicable date of redemption, each Holder to be redeemed shall surrender to the Corporation the certificate or certificates representing such shares, in the manner and at the place designated in the Corporation Notice, and thereupon the price of redemption of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. Notwithstanding anything herein to the contrary, each Holder shall remain entitled to convert all or a portion of the Accrued Value of its Preferred Stock (or any part thereof) at any time and from time to time during the 15-day period commencing on the date of the Corporation Notice through the applicable date of redemption.

(b) Redemption by the Holders.

(i) Unless prohibited by applicable law governing distribution to stockholders, shares of Preferred Stock shall be redeemed by the Corporation at a purchase price equal to the Accrued Value (the “Redemption Price”), if at any time and from time to time after the fifth (5th) anniversary of the Closing, a Holder delivers to the Corporation a written notice demanding redemption of all of such Holder’s shares of Preferred Stock (the “Redemption Request”). The 20th day after the date of the Redemption Request shall be referred to as the “Redemption Date.” Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, until the Redemption Price has been paid in full, except to the extent prohibited by Delaware law governing distributions to stockholders.

(ii) Following receipt of a Redemption Request, the Corporation shall send written notice of the mandatory redemption (the “Redemption Notice”) to the redeeming Holder of record of Preferred Stock not less than 15 days prior to the Redemption Date. The Redemption Notice shall state:

a.          the number of shares of Preferred Stock held by the Holder that the Corporation shall redeem on the Redemption Date;

b.           the Redemption Date and the Redemption Price;

c.           the date upon which the Holder’s right to convert such shares terminates; and

d.           for Holders of shares in certificated form, that the Holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

(iii) On the Redemption Date, the Corporation shall redeem the Preferred Stock owned by such Holder. If on the Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law. In the event that any portion of the Redemption Price has not been paid within 5 Business Days following the Redemption Date, interest on such unpaid portion of the Redemption Price shall accrue thereon until such amount is paid in full at a rate equal to the lesser of (i) 24.0% per annum and (ii) the maximum rate permitted under applicable law.

Annex I-21

(c) Rights Subsequent to Redemption. Upon the redemption of shares of Preferred Stock pursuant to Section 8(a) or Section 8(b), all rights with respect to such shares of Preferred Stock shall immediately terminate, except with respect to the right of the Holders to receive the applicable redemption price with respect to such shares of Preferred Stock in accordance with Section 8(a) or Section 8(b), as applicable.

(d) Delaware Surplus Covenant: The Corporation covenants and agrees that, to the extent any redemption payment required under Section 8(a) or Section 8(b) is not permitted under applicable Delaware law governing distributions to stockholders due to an insufficiency of surplus or net profits, the Board of Directors shall take all actions that are permitted under the DGCL to create or increase the surplus necessary to enable such payment, including, without limitation, (i) revaluing the assets of the Corporation in accordance with Section 154 of the DGCL to their then-current fair market value, (ii) effecting a recapitalization of the Corporation to increase its surplus, and (iii) taking any other action permitted under Delaware law to create lawfully available funds for such purpose. The Corporation shall provide written notice to each affected Holder within ten (10) Business Days of determining that any redemption payment will be delayed due to an insufficiency of surplus, which notice shall describe in reasonable detail the steps being taken pursuant to this Section 8(d) and the estimated timeline for completion thereof.

Section 9. Miscellaneous.

(a) Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by e-mail, or sent by nationally recognized overnight courier service, addressed to the Corporation, at the address set forth above the address or email address most recently provided to Holders by the Corporation for purposes of notice hereunder Attention: [•], e-mail address [•], or such other e-mail address or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 9. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by e-mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the e-mail address or address of such Holder appearing on the books of the Corporation, or if no such facsimile number, e-mail address or address appears on the books of the Corporation, at the principal place of business of such Holder, as set forth in the Purchase Agreement. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or e-mail at the e-mail address set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the time of transmission, if such notice or communication is delivered via e-mail at the e-mail address set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

(b) Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designation shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay liquidated damages and accrued dividends, as applicable, on the shares of Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

(c) Lost or Mutilated Preferred Stock Certificate. If a Holder’s Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall issue or cause to be issued, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation (which shall not include the posting of any bond). The applicant for a new certificate under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement certificate.

(d) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. All legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation (whether brought against a party hereto or its respective Affiliates, directors,

Annex I-22

officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of Wilmington, Delaware, County of New Castle (the “Delaware Courts”). The Corporation and each Holder hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such Delaware Courts, or such Delaware Courts are improper or inconvenient venue for such proceeding. The Corporation and each Holder hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. The Corporation and each Holder hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If the Corporation or any Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

(e) Amendment. Subject to Section 4(c), this Certificate of Designation (or any provision hereof) may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the Delaware General Corporation Law, of the Required Holders, voting separately as a single class, and with such other stockholder approval, if any, as may then be required pursuant to the DGCL and the Corporation’s certificate of incorporation; provided, however, and notwithstanding anything in this Certificate of Designation to the contrary, no provision of this Certificate of Designation shall be amended to the extent any such amendment would (i) disproportionately, materially and adversely modify any rights of any Holder (as compared to the rights of the other Holders), (ii) impose any additional financial obligations or liabilities on a Holder or (iii) amend the provisions of Section 3, Section 6, Section 7, Section 8(b) or this Section 9(e), unless such amendment applies to all Holders in the same fashion, in each case, unless any such Holder shall have previously consented in writing to such amendment or voted to approve such amendment at a meeting. No consideration shall be offered or paid to any Holder to amend or consent to a waiver or modification of any provision of this Certificate of Designation unless the same consideration is also offered to all of the Holders. For clarification purposes, this provision constitutes a separate right granted to each Holder by the Corporation and negotiated separately by each Holder, and is intended for the Corporation to treat the Holders as a group and shall not in any way be construed as the Holders acting in concert or as a group with respect to the purchase, disposition or voting of securities or otherwise.

(f) Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or a Holder must be in writing.

(g) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(h) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

Annex I-23

(i) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

(j) Status of Converted or Redeemed Preferred Stock. Shares of Preferred Stock may only be issued pursuant to the Purchase Agreement. If any shares of Preferred Stock shall be converted, redeemed or reacquired by the Corporation, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as 12.0% Series A Cumulative Convertible Preferred Stock.

(k) Tax Withholding. The Corporation agrees that, provided that each Holder delivers to the Corporation a properly executed IRS Form W-9 or other certification satisfactory to the Corporation certifying as to such Holder’s status (or the status of such Holder’s beneficial owner(s)) as a United States person (within the meaning of Section 7701(a)(30) of the Code) and such Holder’s (or such beneficial owners’) eligibility for complete exemption from backup withholding (“U.S. Person Certification”), under current law the Corporation (including any paying agent of the Corporation) shall not be required to, and shall not, withhold on any payments or deemed payments to any such Holder. In the event that any Holder fails to deliver to the Corporation such properly executed U.S. Person Certification, the Corporation reasonably believes that a previously delivered U.S. Person Certification is no longer accurate and/or valid, or there is a change in law that affects the withholding obligations of the Corporation, the Corporation and its paying agent shall be entitled to withhold taxes on all payments made to the relevant Holder in the form of cash or otherwise treated, in the Corporation’s reasonable discretion, as a dividend for U.S. federal tax purposes or to request that the relevant Holder promptly pay the Corporation in cash any amounts required to satisfy any withholding tax obligations, in each case, to the extent the Corporation or its paying agent determines in good faith it is required to deduct and withhold tax on payments to the relevant Holder under applicable law; provided, that the Corporation shall use commercially reasonable efforts to notify the relevant Holder of any required withholding tax reasonably in advance of the date of the relevant payment. In the event that the Corporation does not have sufficient cash with respect to any Holder from withholding on cash payments otherwise payable to such Holder and cash paid to the Corporation by such Holder to the Corporation pursuant to the immediately preceding sentence, the Corporation and its paying agent shall be entitled to withhold taxes on deemed payments, including distributions of additional Preferred Stock in lieu of cash and constructive distributions on the Preferred Stock to the extent required by law, and the Corporation and its paying agent shall be entitled to satisfy any required withholding tax on non-cash payments (including deemed payments) through a sale of a portion of the Preferred Stock received as a dividend or from cash dividends or sales proceeds subsequently paid or credited on the Preferred Stock.

(l) Tax Treatment. Absent a change in law, Internal Revenue Service practice or a contrary determination (as defined in Section 1313(a) of the Internal Revenue Code, as amended (the “Code”)), each holder of Preferred Stock and the Corporation shall not treat the Preferred Stock (based on their terms as set forth in this Certificate of Designation) as “preferred stock” within the meaning of Section 305 of the Code and Treasury Regulation Section 1.305-5 for United States federal income tax and withholding tax purposes and shall not take any position inconsistent with such treatment.

*********************

Annex I-24

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by its Chief Executive Officer this [•]th day of [•], 2026.

[IPFX PubCo, Inc.]
By:
Name:	Kevin Shannon
Title:	Chief Executive Officer

Annex I-25

ANNEX A

NOTICE OF CONVERSION
(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF [•]% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK)

The undersigned hereby elects to convert the number of shares of [•]% Series A Cumulative Convertible Preferred Stock, par value [$0.0001] per share (the “Preferred Stock”), indicated below into shares of Class A common stock, par value [$0.0001] per share (the “Common Stock”), of [IPFX PubCo, Inc.], a Delaware corporation (the “Corporation”), according to the conditions hereof, as of the date written below. If shares of Common Stock are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation in accordance with the Purchase Agreement. No fee will be charged to the Holders for any conversion, except for any such transfer taxes.

Conversion calculations:

Date to Effect Conversion: ______________________________________________________

Number of shares of Preferred Stock owned prior to Conversion: _________________________

Number of shares of Preferred Stock to be Converted: _________________________________

Accrued Value of shares of Preferred Stock to be Converted: ____________________________

Number of shares of Common Stock to be Issued: ____________________________________

Applicable Conversion Price: ____________________________________________________

Number of shares of Preferred Stock subsequent to Conversion: _________________________

Address for Delivery: _________________________________________________________

or

DWAC Instructions:

Broker no: _____________

Account no: ___________

[HOLDER]
By:
Name:
Title:

Annex I-26

ANNEX J

[CERTIFICATE OF MERGER]

Annex J-1

ANNEX K

[POST-DOMESTICATION CHARTER]

Annex K-1

ANNEX L

[POST-DOMESTICATION BYLAWS]

Annex L-1

ANNEX M

[PRELIMINARY PROXY CARD]

Annex M-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Inflection Point’s Cayman Constitutional Documents provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. Inflection Point has purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Inflection Point against its obligations to indemnify its officers and directors.

Inflection Point’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to Inflection Point and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by Inflection Point if (i) Inflection Point has sufficient funds outside of the Trust Account or (ii) Inflection Point consummates an initial business combination.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Inflection Point pursuant to the foregoing provisions, Inflection Point has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

(a)     The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
2.1†	Business Combination Agreement, dated as of June 8, 2026, by and among Inflection Point, PubCo, Merger Sub, and Quantum Space (included as Annex A to the proxy statement/prospectus).
2.2*†	Plan of Domestication.
2.3*	Form of Certificate of Merger.
3.1

Amended and Restated Memorandum and Articles of Association of Inflection Point (incorporated herein by reference to Exhibit 3.1 filed with Inflection Point’s Current Report on Form 8-K (File No. 001-43212), filed with the SEC on March 31, 2026).

3.2	Form of Certificate of Incorporation of New Quantum Space (included as Annex B to the proxy statement/prospectus).
3.3	Form of Bylaws of New Quantum Space (included as Annex C to the proxy statement/prospectus).
3.4

Form of New Quantum Space’s Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (included as Annex I to the proxy statement/prospectus).

3.5*	Form of Certificate of Corporate Domestication of Inflection Point.
3.6	Form of Certificate of Incorporation of Inflection Point (included as Annex K to the proxy statement/prospectus).
3.7	Form of Bylaws of Inflection Point (included as Annex L to the proxy statement/prospectus)
4.1

Specimen Unit Certificate of Inflection Point (incorporated herein by reference to Exhibit 4.1 filed with Inflection Point’s Registration Statement on Form S-1 (Reg. No. 333-292443), filed with the SEC on February 26, 2026).

4.2

Specimen Ordinary Share Certificate of Inflection Point (incorporated herein by reference to Exhibit 4.2 filed with Inflection Point’s Registration Statement on Form S-1 (Reg. No. 333-292443), filed with the SEC on February 26, 2026).

Exhibit No.	Description
4.3

Specimen Warrant Certificate of Inflection Point (incorporated by reference to Exhibit 4.3 filed with Inflection Point’s Registration Statement on Form S-1 (Reg. No. 333-292443), filed with the SEC on February 26, 2026).

4.4

Warrant Agreement, dated as of March 26, 2026, by and between Inflection Point and Continental Stock Transfer & Trust Company, as warrant agent (incorporated herein by reference to Exhibit 4.1 filed with Inflection Point’s Current Report on Form 8-K (File No. 001-43212), filed with the SEC on March 31, 2026).

4.5*	Specimen Common Stock Certificate of New Quantum Space.
4.6*	Specimen Common Stock Purchase Warrant of New Quantum Space.
5.1*	Opinion of White & Case LLP.
8.1*	Opinion of White & Case LLP regarding certain federal income tax matters.
10.1

Letter Agreement, dated March 26, 2026, by and among Inflection Point, the Sponsor, and certain officers and directors of Inflection Point (incorporated herein by reference to Exhibit 10.1 to Inflection Point’s Current Report on Form 8-K (File No. 001-43212), filed with the SEC on March 31, 2026).

10.2

Investment Management Trust Agreement, dated March 26, 2026, by and between Inflection Point and Continental Stock Transfer & Trust Company, as trustee (incorporated herein by reference to Exhibit 10.2 to Inflection Point’s Current Report on Form 8-K (File No. 001-43212), filed with the SEC on March 31, 2026).

10.3

Registration Rights Agreement, dated March 26, 2026, by and between Inflection Point, the Sponsor and the holders signatory thereto (incorporated herein by reference to Exhibit 10.3 to Inflection Point’s Current Report on Form 8-K (File No. 001-43212), filed with the SEC on March 31, 2026).

10.4

Private Placement Warrants Purchase Agreement, dated March 26, 2026, by and between Inflection Point and the Sponsor (incorporated herein by reference to Exhibit 10.4 to Inflection Point’s Current Report on Form 8-K (File No. 001-43212), filed with the SEC on March 31, 2026).

10.5	Sponsor Support Agreement (included as Annex D to the proxy statement/prospectus).
10.6	Member Support Agreement (included as Annex E to the proxy statement/prospectus).
10.7	Form of Sponsor Lock-Up Agreement (incorporated herein by reference to Exhibit 10.3 to Inflection Point’s Current Report on Form 8-K (File No. 001-43212), filed with the SEC on June 12, 2026).
10.8	Form of Quantum Space Lock-Up Agreement (incorporated herein by reference to Exhibit 10.4 to Inflection Point’s Current Report on Form 8-K (File No. 001-43212), filed with the SEC on June 12, 2026).
10.9

Form of Amended and Restated Registration Rights Agreement (incorporated herein by reference to Exhibit 10.5 to Inflection Point’s Current Report on Form 8-K (File No. 001-43212), filed with the SEC on June 12, 2026).

10.10†	Form of Series A SPA (incorporated herein by reference to Exhibit 10.6 to Inflection Point’s Current Report on Form 8-K (File No. 001-43212), filed with the SEC on June 12, 2026).
10.11*	Form of Seller Class B Subscription Agreement.
10.12*	[Quantum Space Equity Incentive Plan].
10.13*	[Form of Stock Option Grant Notice and Stock Option Agreement under Equity Incentive Plan.]
10.14	Incentive Award Plan (included as Annex G to the proxy statement/prospectus).
10.15	Employee Stock Purchase Plan (included as Annex H to the proxy statement/prospectus).
21.1*	List of Subsidiaries of Inflection Point.
23.1*	Consent of White & Case LLP (included as part of Exhibit 5.1 hereto).
23.2*	Consent of White & Case LLP (included as part of Exhibit 8.1 hereto).
23.3*	Consent of WithumSmith+Brown, PC.
23.4*	Consent of BDO USA, P.C.
24.1*	Power of Attorney for PubCo Signatories (included on signature page for PubCo).
24.2*	Power of Attorney for Quantum Space Signatories (included on signature page for Quantum Space).
99.1*	Consent of Newbridge Securities Corporation.
99.2**	Consent of Kam Ghaffarian to be named as a director nominee.
99.3*	Consent of [Michael Blitzer] to be named as a director nominee.
99.4**	Consent of Jim Bridenstine to be named as a director nominee.
107*	Filing Fee Table.

____________

*        To be filed by amendment.

**      Filed herewith.

†        Certain schedules and similar attachments have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

††      Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).

Item 22. Undertakings.

The undersigned registrant hereby undertakes as follows:

(a)

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Miami Beach, FL on [•], 2026.

IPFX PubCo, Inc.
By:
Name:	Kevin Shannon
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints [•], each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date
	[•]	[•]
	[•]	[•]
	[•]	[•]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Co-Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [•] on [•], 2026.

Quantum Space, LLC
By:	[•]
Name:	[•]
Title:	[•]

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints [•], each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date
	[•]	[•]
	[•]	[•]
	[•]	[•]

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Inflection Point Acquisition Corp. VI has signed this registration statement or amendment thereto in the [City of New York, State of New York], on [•], 2026.

[•]
By:
Name:	[•]
Title:	[•]